Filed Pursuant to Rule 424(b)(3)
Registration No. 333-268617

PROXY STATEMENT FOR SPECIAL MEETING OF
MINORITY EQUALITY OPPORTUNITIES ACQUISITION INC.

PROSPECTUS FOR
7,108,081 SHARES OF COMMON STOCK OF
MINORITY EQUALITY OPPORTUNITIES ACQUISITION INC.

The board of directors of Minority Equality Opportunities Acquisition Inc., a Delaware corporation (“MEOA”), has unanimously approved the transactions (collectively, the “Business Combination”) contemplated by that certain Business Combination Agreement, dated as of August 30, 2022 (as the same may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among MEOA, MEOA Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of MEOA (“Merger Sub”), and Digerati Technologies, Inc., a Nevada corporation (“Digerati”), a copy of which is attached to this proxy statement/prospectus as Annex A-1. As described in this proxy statement/prospectus, MEOA’s stockholders are being asked to consider a vote upon the Business Combination, among other items. As used in this proxy statement/prospectus, “New Digerati” refers to MEOA after giving effect to the consummation of the Business Combination.

On the date of the closing of the Business Combination, Merger Sub will merge with and into Digerati, with Digerati as the surviving company in the Business Combination (the “Surviving Company”) and, after giving effect to the Business Combination, Digerati will be a wholly-owned subsidiary of MEOA (the time that the Business Combination becomes effective being referred to as the “Effective Time”).

In accordance with the terms and subject to the conditions of the Business Combination Agreement, as amended, at the Effective Time, based on an implied equity value of Digerati of $71,080,810: (i) each share of MEOA Class A Common Stock and MEOA Class B Common Stock issued and outstanding immediately prior to the Effective Time will become one share of New Digerati Common Stock; (ii) each share of Digerati Common Stock outstanding as of immediately prior to the Effective Time (including shares of Digerati Common Stock issued prior to the Effective Time upon the exercise of the Post Road Warrant and upon conversion of shares of Digerati preferred stock that are not Rollover Preferred Stock) will be automatically cancelled and extinguished and converted into a right to receive shares of New Digerati Common Stock; (iii) each share of capital stock of Merger Sub issued and outstanding as of immediately prior to the Effective Time will be automatically cancelled and extinguished and converted into one share of common stock of the Surviving Company; (iv) all vested and unvested Digerati Options will be assumed by New Digerati and thereafter be settled or exercisable for shares of New Digerati Common Stock; (v) each Rollover Warrant (which, for the avoidance of doubt, will not include the Post Road Warrant, as the Post Road Warrant shall be exercised for shares of Digerati Common Stock prior to the Effective Time) will be assumed by New Digerati and thereafter be a warrant to purchase shares of New Digerati Common Stock; provided, however, that the Bridge Loan Warrants (although they will be assumed by New Digerati) are not a part of the implied equity value of Digerati; and (vi) each share of Rollover Preferred Stock will thereafter be convertible into shares of New Digerati Common Stock. The market value of the shares to be issued could vary significantly from the market value of the shares as of the date of this proxy statement/prospectus.

It is anticipated that, upon the completion of the Business Combination: (i) the holders of the issued and outstanding shares of Digerati Common Stock immediately prior to the completion of the Business Combination (including the issuance of up to 240,000 shares of New Digerati Common Stock to Maxim in connection with the advisory services that it provided to Digerati in connection with the Business Combination) will own, collectively, approximately 66.9% of the issued and outstanding shares of New Digerati Common Stock; and (ii) MEOA’s Public Stockholders will own, collectively, approximately 9.0% of the issued and outstanding shares of New Digerati Common Stock, in each case, assuming that none of MEOA’s outstanding Public Shares are redeemed in connection with the Business Combination, or approximately 78.7%, and 0%, respectively, assuming that all of MEOA’s outstanding Public Shares are redeemed in connection with the Business Combination. See the section titled “Share Calculations and Ownership Percentages” below in this proxy statement/prospectus for the assumptions used for purposes of calculating the ownership percentages herein.

This proxy statement/prospectus covers up to 7,108,081 shares of New Digerati Common Stock, which represents the maximum number of shares that may be issued to Digerati Equityholders in connection with the Business Combination (as more fully described in this proxy statement/prospectus).

MEOA’s Units, Public Shares and Public Warrants are currently listed on the Nasdaq Capital Market (“Nasdaq”) under the symbols “MEOAU,” “MEOA” and “MEOAW,” respectively. MEOA has applied for listing, to be effective at the time of the Business Combination, of New Digerati Common Stock and the Public Warrants on the Nasdaq Global Market under the proposed symbols “VRVE” and “VRVEW”, respectively. New Digerati will not have Units traded following the Closing of the Business Combination. It is a condition of the consummation of the Business Combination that MEOA receive confirmation from Nasdaq that New Digerati has been conditionally approved for listing on Nasdaq, but there can be no assurance such listing condition will be met or that MEOA will obtain such confirmation from Nasdaq. If such listing condition is not met or if such confirmation is not obtained, the Business Combination will not be consummated unless the Nasdaq condition set forth in the Business Combination Agreement is waived by the applicable parties.

MEOA is providing its Public Stockholders with the opportunity to redeem, upon the closing of the Business Combination, all or a portion of their Public Shares. A significant number of redemptions could impact New Digerati’s liquidity and its ability to conduct its operations after the closing of the Business Combination. See “Questions and Answers for Stockholders of MEOA — What impact could a significant amount of redemptions by MEOA Public Stockholders have on New Digerati’s ability to conduct its operations after the closing of the Business Combination?”, “Risk Factors — If there are a significant number of redemptions in connection with the Business Combination and we are not successful in implementing an alternative business plan and/or raising additional capital in a timely manner, we may have insufficient cash and liquidity to pay operating expenses and other obligations. Any such event would have a material adverse effect on our business and financial condition”, and “Risk Factors — New Digerati will need additional financing that it may not be able to obtain on acceptable terms, if at all”, for further information.

The accompanying proxy statement/prospectus provides stockholders of MEOA with detailed information about the Business Combination and other matters to be considered at the special meeting of MEOA. We encourage you to read the entire accompanying proxy statement/prospectus, including the Annexes and other documents referred to therein, carefully and in its entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 12 of the accompanying proxy statement/prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The accompanying proxy statement/prospectus is dated May 3, 2023, and is first being mailed to MEOA’s stockholders on or about May 5, 2023.

MINORITY EQUALITY OPPORTUNITIES ACQUISITION INC.
100 Executive Court
Waxahachie, Texas 75165

Dear Minority Equality Opportunities Acquisition Inc. Stockholders:

You are cordially invited to attend the Special Meeting of stockholders (the “Special Meeting”) of Minority Equality Opportunities Acquisition Inc., a Delaware corporation (“MEOA”), being held on May 24, 2023, or at such other time, on such other date and at such other place to which the meeting may be adjourned, via a teleconference meeting using the following dial-in information: dial-in: 1-800-742-8885 (toll-free) within the U.S. or 1-210-642-0873 (standard rates apply) outside of the U.S.; participant passcode 78216.

At the Special Meeting, MEOA stockholders will be asked to consider and vote upon a proposal, which is referred to herein as the “Business Combination Proposal”, to approve and adopt the Business Combination Agreement (and the transactions contemplated thereby), dated as of August 30, 2022 (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among MEOA, MEOA Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of MEOA, and Digerati Technologies, Inc., a Delaware corporation (“Digerati”), a copy of which is attached to the accompanying proxy statement/prospectus as Annex A-1.

On the date of the closing of the Business Combination (the “Closing Date”), Merger Sub will merge with and into Digerati (the “Business Combination”), with Digerati as the surviving company in the Business Combination (the “Surviving Company”) and, after giving effect to such Business Combination, Digerati will be a wholly-owned subsidiary of MEOA. We refer to MEOA following the closing of the Business Combination as New Digerati. In connection with the Business Combination, MEOA will be renamed “Verve Technologies Corporation”, and Digerati will retain its name “Digerati Technologies, Inc.”

MEOA stockholders are being asked to vote on the following matters (the “Proposals”):

1.      to (a) adopt and approve the Business Combination Agreement, a copy of which is attached to the accompanying proxy statement/prospectus as Annex A-1, and (b) approve the Business Combination. Subject to the terms and conditions set forth in the Business Combination Agreement, at the Effective Time, based on an implied equity value of $71,080,810:

i.       each share of MEOA Class A Common Stock and MEOA Class B Common Stock issued and outstanding immediately prior to the Effective Time will become one share of New Digerati Common Stock;

ii.      each share of Digerati Common Stock outstanding as of immediately prior to the Effective Time (including shares of Digerati common stock issued prior to the Effective Time upon the exercise of the Post Road Warrant and upon conversion of shares of Digerati preferred stock that are not Rollover Preferred Stock) will be automatically cancelled and extinguished and converted into a right to receive shares of New Digerati Common Stock;

iii.     each share of capital stock of Merger Sub issued and outstanding as of immediately prior to the Effective Time will be automatically cancelled and extinguished and converted into one share of common stock of the Surviving Company;

iv.      all vested and unvested Digerati Options will be assumed by New Digerati and thereafter be settled or exercisable for shares of New Digerati Common Stock;

v.       each Rollover Warrant (other than the Post Road Warrant, which will be exercised for shares of Digerati Common Stock prior to the Effective Time) will be assumed by New Digerati and thereafter be a warrant to purchase shares of New Digerati Common Stock; provided, however, that the Bridge Loan Warrants (although they will be assumed by New Digerati) are not a part of the implied equity value of Digerati; and

vi.     each share of Rollover Preferred Stock will thereafter be convertible into shares of New Digerati Common Stock.

We refer to this Proposal as the “Business Combination Proposal”;

2.      to approve, assuming the Business Combination Proposal is approved and adopted, a proposed amended and restated certificate of incorporation (the “Proposed Charter”), which will amend and restate MEOA’s current amended and restated certificate of incorporation (as amended, the “Current Charter”), and which Proposed Charter will be in effect when duly filed with the Secretary of the State of Delaware in connection with the Closing (the “Charter Amendment Proposal”);

3.      to approve, on a non-binding advisory basis, the following material differences between the Proposed Charter and the Current Charter, which are being presented in accordance with the requirements of the Securities and Exchange Commission as five (5) separate sub-proposals (the “Advisory Charter Amendment Proposals”):

i.       Advisory Charter Proposal A — to change the corporate name of New Digerati to “Verve Technologies Corporation”;

ii.      Advisory Charter Proposal B — reclassify MEOA’s existing 100,000,000 authorized shares of Class A Common Stock into 100,000,000 authorized shares of common stock (after giving effect to the conversion of each outstanding share of Class B Common Stock to Class A Common Stock under the terms of the Current Charter);

iii.     Advisory Charter Proposal C — to divide the New Digerati board of directors into three classes with staggered three-year terms, rather than two classes with staggered two-year terms;

iv.      Advisory Charter Proposal D — to provide that the removal of any director be only for cause and only by the affirmative vote of holders of at least 66⅔% of New Digerati’s then outstanding shares entitled to vote at an election of directors, rather than a simple majority; and

v.       Advisory Charter Proposal E — to make New Digerati’s corporate existence perpetual as opposed to MEOA’s corporate existence, which is required to be dissolved and liquidated if MEOA does not complete an initial business combination on or prior to May 30, 2023, and to remove from the Proposed Charter the various provisions applicable only to blank check companies.

4.      to approve, assuming the Business Combination Proposal is approved and adopted, for purposes of complying with Nasdaq Listing Rule 5635, the issuance of up to 7,108,081 newly issued shares of New Digerati Common Stock in the Business Combination, which amount will be determined as described in more detail in the accompanying proxy statement/prospectus under the heading titled “Business Combination Proposal — Ownership of New Digerati” (the “Nasdaq Stock Issuance Proposal”);

5.      to approve, assuming the Business Combination Proposal is approved and adopted, the appointment of seven directors who, upon consummation of the Business Combination, will become directors of New Digerati (the “Director Election Proposal”);

6.      to approve, assuming the Business Combination Proposal is approved and adopted, the Verve Technologies Corporation 2023 Omnibus Securities and Incentive Plan, a copy of which is attached as an exhibit to the accompanying proxy statement/prospectus, which will become effective on the later of the date on which it is approved by our stockholders and the Closing of the Business Combination (the “Equity Incentive Plan Proposal”);

7.      to approve, assuming the Business Combination Proposal is approved and adopted, amendments to the current Certificate of Incorporation of MEOA (as amended, the “Current Charter”), which amendments (the “NTA Amendments”) shall be effective, if adopted and implemented by MEOA, prior to the consummation of the proposed Business Combination, to remove from the Current Charter requirements limiting MEOA’s ability to redeem shares of MEOA Class A Common Stock and consummate an initial business combination if the amount of such redemptions would cause MEOA to have less than $5,000,001 in net tangible assets (the “NTA Proposal”); and

8.      to approve a proposal to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, there are not sufficient votes to approve the Business Combination Proposal, the Charter Amendment Proposal, the Advisory Charter Amendment Proposals, the Nasdaq Stock Issuance Proposal, the Director Election Proposal, the Equity Incentive Plan Proposal or the NTA Proposal, or we determine that one or more of the closing conditions under the Business Combination Agreement is not satisfied or waived (the “Adjournment Proposal”).

MEOA is providing the accompanying proxy statement/prospectus and accompanying proxy card to MEOA’s stockholders in connection with the solicitation of proxies to be voted at the Special Meeting and at any adjournments of the Special Meeting. Information about the Special Meeting, the Business Combination and other related business to be considered by MEOA’s stockholders at the Special Meeting is included in the accompanying proxy statement/prospectus. Whether or not you plan to attend the Special Meeting, all of MEOA’s stockholders are urged to read the accompanying proxy statement/prospectus, including the Annexes and other documents referred to therein, carefully and in its entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 12 of the accompanying proxy statement/prospectus.

After careful consideration, the board of directors of MEOA has unanimously approved the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination, and unanimously recommends that stockholders vote “FOR” the adoption of the Business Combination Agreement and approval of the transactions contemplated thereby, including the Business Combination, and “FOR” all other Proposals presented to MEOA’s stockholders in the accompanying proxy statement/prospectus. When you consider the recommendation of these Proposals by the board of directors of MEOA, you should keep in mind that MEOA’s directors and officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section entitled “Business Combination Proposal — Interests of MEOA’s Directors and Executive Officers in the Business Combination” in the accompanying proxy statement/prospectus for a further discussion of these considerations.

Pursuant to MEOA’s current bylaws, a majority of the shares entitled to vote, represented at the Special Meeting or by proxy, will constitute a quorum for the transaction of business at the Special Meeting. Under the DGCL, shares that are voted “abstain” or “withheld” and broker “non-votes” are counted as present for purposes of determining whether a quorum is present at the Special Meeting.

The approval of the Business Combination Proposal, the Advisory Charter Amendment Proposals, the Nasdaq Stock Issuance Proposal, the Equity Incentive Plan Proposal and the Adjournment Proposal each require the affirmative vote of the holders of a majority of the shares of MEOA Common Stock cast by the stockholders represented in person (which would include presence at a virtual or telephonic meeting) or by proxy and entitled to vote thereon at the Special Meeting, voting together as a single class.

The approval of the Charter Amendment Proposal and the NTA Proposal each require the affirmative vote of a the holders of at least sixty-five percent (65%) of the issued and outstanding shares of MEOA Common Stock, voting together as a single class.

The approval of the Director Election Proposal requires a plurality vote of the MEOA Common Stock present (which would include presence at a virtual or telephonic meeting) or represented by proxy and entitled to vote at the Special Meeting. “Plurality” means that the individuals who receive the largest number of votes cast “FOR” are elected as directors. Consequently, any shares not voted “FOR” a particular nominee (whether as a result of an abstention, a direction to withhold authority or a broker non-vote) will not be counted in the nominee’s favor.

If the Business Combination Proposal is not approved, the Nasdaq Stock Issuance Proposal, the Charter Amendment Proposal, the Advisory Charter Amendment Proposals, the Director Election Proposal, the Equity Incentive Plan Proposal and the NTA Proposal will not be presented to the MEOA stockholders for a vote. The approval of the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Charter Amendment Proposal, the Equity Incentive Plan Proposal and the NTA Proposal are preconditions to the Closing.

Your vote is very important. Whether or not you plan to attend the Special Meeting, please vote as soon as possible by following the instructions in the accompanying proxy statement/prospectus to make sure that your shares are represented at the Special Meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the Special Meeting.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted “FOR” each of the proposals presented at the Special Meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the Special Meeting in person, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the Special Meeting. If you are a stockholder of record and you attend the Special Meeting and wish to vote in person, you may withdraw your proxy and vote in person.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND IN WRITING THAT YOUR PUBLIC SHARES ARE REDEEMED FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO MEOA’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE SPECIAL MEETING. IN ORDER TO EXERCISE YOUR REDEMPTION RIGHT, YOU NEED TO IDENTIFY YOURSELF AS A BENEFICIAL HOLDER AND PROVIDE YOUR LEGAL NAME, PHONE NUMBER AND ADDRESS IN YOUR WRITTEN DEMAND. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL BE RETURNED TO YOU OR YOUR ACCOUNT. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

HOLDERS OF UNITS MUST ELECT TO SEPARATE THE UNDERLYING PUBLIC SHARES AND PUBLIC WARRANTS PRIOR TO EXERCISING REDEMPTION RIGHTS WITH RESPECT TO THE PUBLIC SHARES. IF HOLDERS HOLD THEIR UNITS IN AN ACCOUNT AT A BROKERAGE FIRM OR BANK, HOLDERS MUST NOTIFY THEIR BROKER OR BANK THAT THEY ELECT TO SEPARATE THE UNITS INTO THE UNDERLYING PUBLIC SHARES AND PUBLIC WARRANTS, OR IF A HOLDER HOLDS UNITS REGISTERED IN ITS OWN NAME, THE HOLDER MUST CONTACT THE TRANSFER AGENT, DIRECTLY AND INSTRUCT IT TO DO SO.

On behalf of MEOA’s board of directors, I would like to thank you for your support and look forward to the successful completion of the Business Combination.

Sincerely,

/s/ Shawn D. Rochester
Shawn D. Rochester Chief Executive Officer and Chairman of the Board of Directors

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The accompanying proxy statement/prospectus is dated May 3, 2023, and is first being mailed to MEOA stockholders on or about May 5, 2023.

MINORITY EQUALITY OPPORTUNITIES ACQUISITION INC.
100 Executive Court
Waxahachie, Texas 75165

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON MAY 24, 2023

TO THE STOCKHOLDERS OF MINORITY EQUALITY OPPORTUNITIES ACQUISITION INC.:

NOTICE IS HEREBY GIVEN that the Special Meeting will be held on May 24, 2023, at 10:00 a.m. Eastern time, via a teleconference meeting using the following dial-in information: dial-in: 1-800-742-8885 (toll-free) within the U.S. or 1-210-642-0873 (standard rates apply) outside of the U.S.; participant passcode 78216. MEOA recommends that you log in at least 15 minutes before the Special Meeting to ensure you are logged in when the Special Meeting starts. Please note that you will not be able to attend the Special Meeting in person. You are cordially invited to attend the Special Meeting for the following purposes:

MEOA stockholders are being asked to vote on the following proposals (the “Proposals”):

1.      to (a) adopt and approve the Business Combination Agreement, dated as of August 30, 2022 (as may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), among Minority Equality Opportunities Acquisition Inc., a Delaware corporation (“MEOA”), MEOA Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of MEOA (“Merger Sub”), and Digerati Technologies, Inc., a Nevada corporation (“Digerati”), pursuant to which Merger Sub will merge with and into Digerati, with Digerati surviving the merger (the “Surviving Company”) as a wholly-owned subsidiary of MEOA (the “Business Combination”), and (b) approve such merger and the other transactions contemplated by the Business Combination Agreement. In connection with the Business Combination, MEOA will be renamed “Verve Technologies Corporation”, and Digerati will retain its name “Digerati Technologies, Inc.” We refer to MEOA following the closing of the Business Combination as New Digerati.

Subject to the terms and conditions set forth in the Business Combination Agreement, at the Effective Time, based on an implied equity value of $71,080,810:

i.       each share of MEOA Class A Common Stock and MEOA Class B Common Stock issued and outstanding immediately prior to the Effective Time will become one share of New Digerati Common Stock;

ii.      each share of Digerati Common Stock outstanding as of immediately prior to the Effective Time (including shares of Digerati common stock issued prior to the Effective Time upon the exercise of the Post Road Warrant and upon conversion of shares of Digerati preferred stock that are not Rollover Preferred Stock) will be automatically cancelled and extinguished and converted into a right to receive shares of New Digerati Common Stock;

iii.     each share of capital stock of Merger Sub issued and outstanding as of immediately prior to the Effective Time will be automatically cancelled and extinguished and converted into one share of common stock of the Surviving Company;

iv.      all vested and unvested Digerati Options will be assumed by New Digerati and thereafter be settled or exercisable for shares of New Digerati Common Stock;

v.       each Rollover Warrant (other than the Post Road Warrant, which will be exercised for shares of Digerati Common Stock prior to the Effective Time) will be assumed by New Digerati and thereafter be a warrant to purchase shares of New Digerati Common Stock; provided, however, that the Bridge Loan Warrants (although they will be assumed by New Digerati) are not a part of the implied equity value of Digerati; and

vi.     each share of Rollover Preferred Stock will thereafter be convertible into shares of New Digerati Common Stock.

We refer to this Proposal as the “Business Combination Proposal”;

2.      to approve, assuming the Business Combination Proposal is approved and adopted, a proposed amended and restated certificate of incorporation (the “Proposed Charter”), which will amend and restate MEOA’s current amended and restated certificate of incorporation (as amended, the “Current Charter”), and which Proposed Charter will be in effect when duly filed with the Secretary of the State of Delaware in connection with the Closing (the “Charter Amendment Proposal”);

3.      to approve, on a non-binding advisory basis, the following material differences between the Proposed Charter and the Current Charter, which are being presented in accordance with the requirements of the Securities and Exchange Commission as five (5) separate sub-proposals (the “Advisory Charter Amendment Proposals”):

(a)     Advisory Charter Proposal A — to change the corporate name of New Digerati to “Verve Technologies Corporation”;

(b)    Advisory Charter Proposal B — to reclassify MEOA’s existing 100,000,000 authorized shares of Class A Common Stock into 100,000,000 authorized shares of common stock (after giving effect to the conversion of each outstanding share of Class B Common Stock to Class A Common Stock under the terms of the Current Charter);

(c)     Advisory Charter Proposal C — to divide the New Digerati board of directors into three classes with staggered three-year terms, rather than two classes with staggered two-year terms;

(d)    Advisory Charter Proposal D — to provide that the removal of any director be only for cause and only by the affirmative vote of holders of at least 66⅔% of New Digerati’s then outstanding shares entitled to vote at an election of directors, rather than a simple majority; and

(e)     Advisory Charter Proposal E — to make New Digerati’s corporate existence perpetual as opposed to MEOA’s corporate existence, which is required to be dissolved and liquidated if MEOA does not complete an initial business combination on or prior to May 30, 2023, and to remove from the Proposed Charter the various provisions applicable only to blank check companies.

4.      to approve, assuming the Business Combination Proposal is approved and adopted, for purposes of complying with Nasdaq Listing Rule 5635, the issuance of up to 7,108,081 newly issued shares of New Digerati Common Stock in the Business Combination, which amount will be determined as described in more detail in the accompanying proxy statement/prospectus under the heading titled “Business Combination Proposal — Ownership of New Digerati” (the “Nasdaq Stock Issuance Proposal”);

5.      to approve, assuming the Business Combination Proposal is approved and adopted, the appointment of seven directors who, upon consummation of the Business Combination, will become directors of New Digerati (the “Director Election Proposal”);

6.      to approve, assuming the Business Combination Proposal is approved and adopted, the Verve Technologies Corporation 2023 Omnibus Securities and Incentive Plan, a copy of which is attached as an exhibit to the accompanying proxy statement/prospectus, which will become effective on the later of the date on which it is approved by our stockholders and the Closing of the Business Combination (the “Equity Incentive Plan Proposal”);

7.      to approve, assuming the Business Combination Proposal is approved and adopted, amendments to the current Certificate of Incorporation of MEOA (as amended, the “Current Charter”), which amendments (the “NTA Amendments”) shall be effective, if adopted and implemented by MEOA, prior to the consummation of the proposed Business Combination, to remove from the Current Charter requirements limiting MEOA’s ability to redeem shares of MEOA Class A Common Stock and consummate an initial business combination if the amount of such redemptions would cause MEOA to have less than $5,000,001 in net tangible assets (the “NTA Proposal”); and

8.      to approve a proposal to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, there are not sufficient votes to approve the Business Combination Proposal, the Charter Amendment Proposal, the Advisory Charter Amendment Proposals, the Nasdaq Stock Issuance Proposal, the Director Election Proposal, the Equity Incentive Plan Proposal or the NTA Proposal, or we determine that one or more of the closing conditions under the Business Combination Agreement is not satisfied or waived (the “Adjournment Proposal”).

Only holders of record of MEOA Common Stock at the close of business on May 1, 2023 (the “Record Date”) are entitled to notice of the Special Meeting and to vote at the Special Meeting and any adjournments or postponements of the Special Meeting. A complete list of MEOA stockholders of record entitled to vote at the Special Meeting will be available for ten days before the Special Meeting at the principal executive offices of MEOA for inspection by stockholders during ordinary business hours for any purpose germane to the Special Meeting.

Pursuant to the Current Charter, MEOA is providing its Public Stockholders with the opportunity to redeem, upon the closing of the Business Combination, the shares of MEOA Class A Common Stock issued in the Initial Public Offering (and such shares, the “Public Shares”) then held by them for cash equal to their pro rata share of the aggregate amount on deposit (as of two business days prior to the closing) in the trust account that holds the proceeds (including interest but less franchise and income taxes payable) of the Initial Public Offering (the “Trust Account”). For illustrative purposes, based on funds in the Trust Account of approximately $10.7 million on the Record Date, the estimated per share redemption price would have been approximately $11.15. Holders of Units must elect to separate the underlying Public Shares and Public Warrants prior to exercising redemption rights with respect to the Public Shares. If holders hold their Units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the Units into the underlying Public Shares and Public Warrants, or if a holder holds Units registered in its own name, the holder must contact the transfer agent, directly and instruct it to do so. Holders of Public Shares may elect to redeem Public Shares even if they vote for the Business Combination Proposal. A holder of Public Shares, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, with respect to fifteen percent (15%) or more of the shares of MEOA Class A Common Stock issued in the Initial Public Offering.

The Sponsor has agreed to vote any shares of MEOA Common Stock owned by it in favor of the Business Combination Proposal, which shares represent approximately 74% of the voting power of MEOA as of the Record Date, after giving effect to the redemption of 11,691,103 Public Shares in connection with the Extension Meeting.

Pursuant to MEOA’s current bylaws, a majority of the shares entitled to vote, represented at the Special Meeting or by proxy, will constitute a quorum for the transaction of business at the Special Meeting. Under the DGCL, shares that are voted “abstain” or “withheld” and broker “non-votes” are counted as present for purposes of determining whether a quorum is present at the Special Meeting.

The approval of the Business Combination Proposal, Advisory Charter Amendment Proposals, Nasdaq Stock Issuance Proposal, Equity Incentive Plan Proposal and the Adjournment Proposal each require the affirmative vote of the holders of a majority of the shares of MEOA Common Stock cast by the stockholders represented in person (which would include presence at a virtual or telephonic meeting) or by proxy and entitled to vote thereon at the Special Meeting, voting together as a single class.

The approval of the Charter Amendment Proposal and the NTA Proposal each require the affirmative vote of the holders of sixty-five percent (65%) of the issued and outstanding shares of MEOA Common Stock, voting together as a single class.

The approval of the Director Election Proposal requires a plurality vote of the MEOA Common Stock present (which would include presence at a virtual or telephonic meeting) or represented by proxy and entitled to vote at the Special Meeting. “Plurality” means that the individuals who receive the largest number of votes cast “FOR” are elected as directors. Consequently, any shares not voted “FOR” a particular nominee (whether as a result of an abstention, a direction to withhold authority or a broker non-vote) will not be counted in the nominee’s favor.

If the Business Combination Proposal is not approved, the Nasdaq Stock Issuance Proposal, the Charter Amendment Proposal, the Advisory Charter Amendment Proposals, the Director Election Proposal, the Equity Incentive Plan Proposal and the NTA Proposal will not be presented to the MEOA stockholders for a vote. The approval of the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Charter Amendment Proposal, the Director Election Proposal, the Equity Incentive Plan Proposal and the NTA Proposal are preconditions to the closing of the Business Combination.

As of the Record Date, there was approximately $10.7 million in the Trust Account. Each redemption of Public Shares by the holders of Public Shares will decrease the amount in the Trust Account. Unless the NTA Proposal is approved, MEOA will not redeem Public Shares in an amount that would cause it to have net tangible assets of less than $5,000,001, as required by the Current Charter.

Your attention is directed to the proxy statement/prospectus accompanying this notice (including the Annexes thereto) for a more complete description of the proposed Business Combination and related transactions and each of the Proposals. We encourage you to read this proxy statement/prospectus carefully. If you have any questions or need assistance voting your shares, please call us at (214) 444-7321.

May 3, 2023

By Order of the Board of Directors
/s/ Shawn D. Rochester
Shawn D. Rochester Chief Executive Officer and Chairman of the Board of Directors

i

ADDITIONAL INFORMATION

This document, which forms part of a Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “SEC”) by MEOA (File No. 333-268617) (the “Registration Statement”), constitutes a prospectus of MEOA under Section 5 of the Securities Act, with respect to the shares of New Digerati Common Stock to be issued to Digerati Equityholders if the Business Combination described below is consummated. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the Special Meeting, at which MEOA stockholders will be asked to consider and vote upon a proposal to approve the Business Combination by the approval and adoption of the Business Combination Agreement, among other matters.

You should rely only on the information contained or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated as of the date set forth on the cover hereof. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of such incorporated document. Neither the mailing of this proxy statement/prospectus to MEOA stockholders nor the issuance of New Digerati Common Stock in connection with the Business Combination will create any implication to the contrary.

Information contained in this proxy statement/prospectus regarding MEOA has been provided by MEOA and information contained in this proxy statement/prospectus regarding Digerati has been provided by Digerati.

This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

Each of MEOA and Digerati files reports, proxy statements/prospectuses and other information with the SEC as required by the Exchange Act. You can read MEOA’s and Digerati’s SEC filings, including this proxy statement/prospectus, over the Internet at the SEC’s website at http://www.sec.gov.

If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the proposals to be presented at the Special Meeting, you should contact us by telephone or in writing:

Minority Equality Opportunities Acquisition Inc.
100 Executive Court
Waxahachie, TX 75176
Attn: Chief Financial Officer
Tel: (214) 444-7321

You may also obtain these documents by requesting them in writing or by telephone from our proxy solicitor at:

Advantage Proxy, Inc.
P.O. Box 10904
Yakima, WA 98909
Attn: Karen Smith
Toll Free: (877) 870-8565
Collect: (206) 870-8565

If you are a stockholder of MEOA and would like to request documents, please do so by May 17, 2023 (five (5) business days prior to the Special Meeting) to receive them before the Special Meeting. If you request any documents from us, we will mail them to you by first class mail, or another equally prompt means.

MARKET AND INDUSTRY DATA

Certain information contained in this document relates to or is based on studies, publications, surveys and other data obtained from third-party sources and MEOA’s and Digerati’s own internal estimates and research. While we believe these third-party sources to be reliable as of the date of this proxy statement/prospectus, we have not independently verified the market and industry data contained in this proxy statement/prospectus or the underlying assumptions relied on therein. Finally, while we believe our own internal research is reliable, such research has not been verified by any independent source. Notwithstanding the foregoing, we are responsible for all disclosure provided in this proxy statement/prospectus.

TRADEMARKS

This document contains references to trademarks, trade names and service marks belonging to other entities. Solely for convenience, trademarks, trade names and service marks referred to in this proxy statement/prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

SHARE CALCULATIONS AND OWNERSHIP PERCENTAGES

For purposes of calculating the number and percentage of shares of New Digerati Common Stock issued and outstanding immediately following the Closing of the Business Combination, we have assumed the following: (i) all of the issued and outstanding shares of Digerati’s convertible preferred stock is converted into shares of Digerati Common Stock immediately prior to the Closing of the Business Combination, resulting in the issuance of 2,853,522 shares of New Digerati Common Stock; (ii) none of the Digerati Options and Digerati Warrants (other than the Post Road Warrant) are exercised for New Digerati Common Stock in connection with the Business Combination, such that the underlying shares of New Digerati Common Stock are not issued and outstanding; (iii) none of the Public Warrants or Private Placement Warrants are exercised in connection with the Closing of the Business Combination, such that the underlying shares of New Digerati Common Stock are not issued and outstanding; (iv) none of the convertible promissory notes that may have been issued by Digerati prior to the Closing of the Business Combination and that are assumed by New Digerati are converted in connection with the Closing of the Business Combination, such that the underlying shares of New Digerati Common Stock are not issued and outstanding; (v) no shares of New Digerati Common Stock that are reserved for issuance under the equity compensation plans of Digerati are issued and outstanding immediately following the Closing of the Business Combination; (vi) neither MEOA nor New Digerati issues any shares of MEOA Common Stock or New Digerati Common Stock, as applicable, in connection with a financing transaction that closes following the date of this proxy statement/prospectus but prior to or concurrently with the Closing of the Business Combination; (vii) an aggregate of 52,501 shares of New Digerati Common Stock are issued to the minority shareholders of T3 Communications, Inc., a majority-owned subsidiary of Digerati, concurrently with the Closing of the Business Combination; (viii) all shares of Class A Common Stock and Class B Common Stock are converted into shares of New Digerati Common Stock on a one-for-one basis; and (ix) up to 240,000 shares of New Digerati Common Stock are issued to Maxim in connection with the advisory services that it has provided to Digerati in connection with the Business Combination.

SELECTED DEFINITIONS

Unless otherwise stated in this proxy statement/prospectus or the context otherwise requires, references to:

“Affiliate” means, with respect to any person, any other person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

“Board” means the MEOA board of directors, unless the context otherwise requires.

“Bridge Loan Warrants” means those certain warrants to purchase up to 13,534,535 shares of Digerati Common Stock that Digerati issued to four (4) bridge lenders in November and December 2022, including, without limitation, that certain warrant to purchase up to 10,500,000 shares of Digerati Common Stock that Digerati issued to Mast Hill Fund, L.P. on or about November 29, 2022. For purposes of this proxy statement/prospectus, neither the Bridge Loan Warrants, nor any of the securities to be issued upon the exercise thereof, are included as part of the $71,080,810 implied equity value of Digerati, or in the 7,108,081 shares of New Digerati Common Stock being registered hereunder.

“Business Combination” means the transactions contemplated by the Business Combination Agreement.

“Business Combination Agreement” means the Business Combination Agreement, dated as of August 30, 2022, by and among MEOA, Merger Sub and Digerati, as it may be amended from time to time.

“Class A Common Stock” means the Class A common stock of MEOA, par value $0.0001 per share.

“Class B Common Stock” means the Class B common stock of MEOA, par value $0.0001 per share, which is convertible into shares of Class A Common Stock on a one-for-one basis.

“Closing” means the closing of the Business Combination.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Commission” or the “SEC” means the United States Securities and Exchange Commission.

“Continental” means Continental Stock Transfer & Trust Company, transfer agent for MEOA.

“Current Bylaws” means MEOA’s Bylaws, as the same may be amended or restated from time to time.

“Current Charter” means MEOA’s amended and restated certificate of incorporation, as the same may be amended, restated, supplemented or modified from time to time

“DGCL” means the Delaware General Corporation Law, as amended.

“Digerati” means Digerati Technologies, Inc., a Nevada corporation.

“Digerati Board” means the board of directors of Digerati.

“Digerati Common Stock” or “Digerati Stock” means the common stock, par value $0.001 per share, of Digerati.

“Digerati Equityholders” means the holders of Digerati Common Stock, Digerati Options, Digerati Warrants and Rollover Preferred Stock.

“Digerati Equity Plan” means the Digerati Technologies, Inc. 2015 Equity Compensation Plan.

“Digerati Options” means options to purchase Digerati Common Stock, whether vested or unvested.

“Digerati Warrants” means warrants to purchase Digerati Common Stock.

“Dollars” or “$” means U.S. dollars, except where otherwise noted.

“Effective Time” means the effective time of the Business Combination.

“Equity Incentive Plan” means the Verve Technologies Corporation 2023 Omnibus Securities and Incentive Plan, approved by the Board, effective as of the date immediately preceding, and contingent on the consummation of, the Business Combination.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Extension Meeting” means the meeting of the stockholders of MEOA that was held on November 29, 2022.

“FCC” means the Federal Communications Commission.

“Founder Shares” means the shares of Class B Common Stock initially purchased by the Sponsor, and the shares of Class A Common Stock issuable upon conversion thereof.

“GAAP” means U.S. generally accepted accounting principles.

“Governing Documents” mean the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a U.S. corporation are its certificate or articles of incorporation and bylaws, the “Governing Documents” of a U.S. limited partnership are its limited partnership agreement and certificate of limited partnership, the “Governing Documents” of a U.S. limited liability company are its operating or limited liability company agreement and certificate of formation.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Initial Public Offering” or “IPO” means the initial public offering of MEOA, which closed on August 30, 2021.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012, as amended.

“Mast Hill Note” means that certain unsecured promissory note in the aggregate principal amount of approximately $1,670,000 with an original issue discount of $250,500 that Digerati issued to Mast Hill Fund, L.P. on or about November 29, 2022.

“Maxim” means Maxim Group LLC.

“MEOA” means Minority Equality Opportunities Acquisition Inc., a Delaware corporation.

“MEOA Common Stock” means the Class A Common Stock and Class B Common Stock of MEOA.

“Merger” means the merger of Merger Sub with and into Digerati, with Digerati as the surviving corporation in the Merger and, after giving effect to the Merger, Digerati being a wholly-owned subsidiary of MEOA.

“Merger Sub” means MEOA Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of MEOA.

“Nasdaq” means The Nasdaq Stock Market.

“New Digerati” refers to MEOA following the consummation of the Business Combination.

“New Digerati Common Stock” means the common stock, par value $0.0001 per share, of New Digerati.

“New Digerati Preferred Stock” means the preferred stock, par value $0.0001 per share, of New Digerati.

“PCAOB” means the Public Company Accounting Oversight Board.

“PGP” means PGP Capital Advisors, LLC.

“Post Road Warrant” means, collectively, those certain warrants to purchase shares of Digerati Common Stock that were issued to Post Road Special Opportunity Fund II LP and Post Road Special Opportunity Fund II Offshore LP, which shall be exercised for shares of Digerati Common Stock prior to the Closing of the Business Combination.

“Private Placement Warrants” means the 6,027,500 warrants issued to our Sponsor and to Maxim concurrently with our Initial Public Offering, each of which is exercisable for one share of MEOA Class A Common Stock. Pursuant to the Sponsor Letter Agreement, our Sponsor agreed to forfeit 3,776,500 Private Placement Warrants upon the Closing of the Business Combination.

v

“Proposals” means the proposals to be voted on by MEOA’s stockholders at the Special Meeting.

“Proposed Bylaws” means the proposed amended and restated bylaws of New Digerati to be effective following Closing of the Business Combination.

“Public Shares” means the shares of Class A Common Stock included in the Units issued in the Initial Public Offering.

“Public Stockholders” means holders of Class A Common Stock issued in the Initial Public Offering.

“Public Warrants” means the warrants included in the Units issued in the Initial Public Offering, each of which is exercisable for one share of MEOA Class A Common Stock, in accordance with its terms.

“Rollover Option” means each vested and unvested Digerati Option which, at the Effective Time, by virtue of the Merger and without any action of any party or any other person, but subject to the terms of the Business Combination Agreement, will cease to represent the right to purchase shares of Digerati Common Stock and will be canceled in exchange for an option to purchase shares of New Digerati Common Stock. Each Rollover Option will be subject to the same terms and conditions (including applicable vesting, expiration and forfeiture provisions) that applied to the corresponding Digerati Option immediately prior to the Effective Time, except for (i) terms (A) rendered inoperative by reason of the transactions contemplated by the Business Combination Agreement (including any anti-dilution or other similar provisions that adjust the number of underlying shares that could become exercisable subject to the options) or (B) to the extent they conflict with the Digerati Equity Plan and (ii) such other immaterial administrative or ministerial changes as the MEOA Board (or the compensation committee of the MEOA Board) may determine in good faith are appropriate to effectuate the administration of the Rollover Options.

“Rollover Preferred Stock” means the shares of the Series A Preferred Stock of Digerati that are issued and outstanding as of, and that are not converted into shares of Digerati Common Stock prior to, the Closing.

“Rollover Warrant” means each Digerati Warrant (other than the Post Road Warrant, which will be exercised for shares of Digerati Common Stock prior to the Closing of the Business Combination) which, at the Effective Time, by virtue of the Merger and without any action of any party or any other person, will cease to represent the right to purchase shares of Digerati Common Stock and will be canceled in exchange for a warrant to purchase shares of New Digerati Common Stock. Each Rollover Warrant will be subject to the same terms and conditions that applied to the corresponding Digerati Warrant immediately prior to the Effective Time, except for (i) terms rendered inoperative by reason of the transactions contemplated by the Business Combination Agreement (including any anti-dilution or other similar provisions that adjust the number of underlying shares that could become exercisable subject to the warrants) and (ii) such other immaterial administrative or ministerial changes as the MEOA Board (or the compensation committee of the MEOA Board) may determine in good faith are appropriate to effectuate the administration of the Rollover Warrants. Please see the definition of “Bridge Loan Warrants” above for further details regarding the exclusion of the Bridge Loan Warrants and the securities issuable upon the exercise thereof from the $71,080,810 implied equity value of Digerati and from the 7,108,081 shares of New Digerati Common Stock being registered hereunder.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“Securities Act” means the Securities Act of 1933, as amended.

“Special Meeting” means the special meeting of stockholders of MEOA, scheduled to be held on May 24, 2023.

“Sponsor” means Minority Equality Opportunities Acquisition Sponsor, LLC, a Delaware limited liability company.

“Sponsor Letter Agreement” means that certain Sponsor Letter Agreement dated as of August 30, 2022 by and among the Sponsor, MEOA and Digerati.

“Transaction Share Consideration” means an aggregate number of shares of New Digerati Common Stock equal to (a) $71,080,810, divided by (b) $10.00. For the avoidance of doubt, Transaction Share Consideration shall be equal to 7,108,081 shares of New Digerati Common Stock, which amount is comprised of (x) the shares of New Digerati Common Stock issued to holders of Digerati Common Stock on the Closing Date plus (y) the shares of New Digerati Common Stock issuable after the Closing Date upon exercise or conversion, as applicable, of Vested Rollover Options, Rollover Warrants (other than the Bridge Loan Warrants), and shares of Rollover Preferred Stock.

“Trust Account” means the trust account maintained by Continental, acting as trustee, that holds the proceeds from MEOA’s Initial Public Offering and the private placement of the Private Placement Warrants and established for the benefit of the Public Stockholders in connection with the Initial Public Offering.

“Units” means the units of MEOA, each consisting of one (1) share of Class A Common Stock and one Public Warrant.

“VCA” means Vaughan Capital Advisors.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this proxy statement/prospectus may constitute “forward-looking statements” for purposes of the federal securities laws. Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future, including those relating to the Business Combination. The information included in this proxy statement/prospectus in relation to Digerati has been provided by Digerati and its management, and forward-looking statements include statements relating to the expectations, hopes, beliefs, intentions or strategies regarding the future of Digerati and its management team, including those relating to the Business Combination. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this proxy statement/prospectus may include, for example, statements about:

•        our ability to complete the Business Combination with Digerati or, if we do not consummate such Business Combination, any other initial business combination;

•        satisfaction or waiver of the conditions to the Business Combination including, among others: (i) the approval by our stockholders of the Proposals necessary to consummate the Business Combination being obtained; (ii) the applicable waiting period under the HSR Act relating to the Business Combination Agreement having expired or been terminated; and (iii) that no material adverse effect regarding Digerati shall have occurred and be continuing;

•        the occurrence of any event, change or other circumstances, including the outcome of any legal proceedings that may be instituted against MEOA and Digerati following the announcement of the Business Combination Agreement and the transactions contemplated therein, that could give rise to the termination of the Business Combination Agreement;

•        the financial and business performance of New Digerati following the Business Combination, including projected financial information and business metrics;

•        the ability to obtain and/or maintain the listing of New Digerati Common Stock and the New Digerati Warrants on Nasdaq, and the potential liquidity and trading of such securities;

•        the amount of redemptions made by Public Stockholders;

•        the risk that the proposed Business Combination disrupts current plans and operations of Digerati as a result of the announcement and consummation of the proposed Business Combination;

•        the risk that the proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of MEOA’s securities;

•        the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of New Digerati to grow and manage growth profitably and retain its key employees;

•        costs related to the proposed Business Combination;

•        our ability to raise financing in the future, if and when needed;

•        our success in retaining or recruiting, or changes required in, our officers, key employees or directors following the completion of the Business Combination;

•        our officers and directors allocating their time to other businesses and potentially having conflicts of interest with our business or in approving the Business Combination;

•        the impact of current and future applicable laws and regulations, whether in the United States or foreign countries, and our ability to comply with such laws and regulations;

•        global economic, political and social conditions and uncertainties in the markets that Digerati serves, including risks and uncertainties caused by the COVID-19 pandemic or other natural or man-made disasters;

•        the ability of Digerati to enter into strategic partnerships with third parties, to acquire businesses or form strategic alliances in the future, and to realize the benefits of such collaborations, acquisitions and alliances;

•        the ability of Digerati to adequately protect its proprietary technology and its ability to prevent third parties from infringing on its proprietary technology;

•        the risk that a third-party’s activities may overlap or interfere with the operations of Digerati;

•        the ability of Digerati to successfully develop and expand its operations and to effectively manage such growth;

•        risks related to our suppliers and distributors, including the loss of such suppliers or distributors, or their inability to provide adequate supply of materials or distribution;

•        the ability of Digerati to retain its senior executive officers and to attract and keep senior management and key personnel;

•        the ability of Digerati to increase revenues and to reduce losses going forward;

•        the ability of Digerati to accurately forecast revenue and appropriately monitor its expenses in the future;

•        the ability of Digerati to compete against other companies in the same industry or adjacent industries;

•        failure to maintain adequate operational and financial resources or raise additional capital or generate sufficient cash flows;

•        our ability to successfully protect against security breaches and other disruptions to our information technology structure;

•        the effect of COVID-19 on the foregoing, including our ability to consummate the Business Combination due to the uncertainty resulting from the ongoing COVID-19 pandemic; and

•        other factors detailed under the section entitled “Risk Factors.”

The forward-looking statements contained in this proxy statement/prospectus are based on current expectations and beliefs concerning future developments and their potential effects on us and/or Digerati.

There can be no assurance that future developments affecting us and/or Digerati will be those that we and/or Digerati have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control or the control of Digerati) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Some of these risks and uncertainties may in the future be amplified by the ongoing COVID-19 pandemic and there may be additional risks that we consider immaterial or which are unknown. It is not possible to predict or identify all such risks. Neither we nor Digerati undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Before any stockholder grants its proxy or instructs how its vote should be cast or vote on the proposals to be put to the Special Meeting, such stockholder should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this proxy statement/prospectus may adversely affect us.

QUESTIONS AND ANSWERS FOR STOCKHOLDERS OF MEOA

The questions and answers below highlight only selected information from this document and only briefly address some commonly asked questions about the proposals to be presented at the Special Meeting, including with respect to the proposed Business Combination. The following questions and answers do not include all the information that is important to MEOA’s stockholders. We urge stockholders to read this proxy statement/prospectus, including the Annexes and the other documents referred to herein, carefully and in its entirety to fully understand the proposed Business Combination and the voting procedures for the Special Meeting, which will be held on May 24, 2023.

Q:     Why am I receiving this proxy statement/prospectus?

A:     MEOA stockholders are being asked to consider and vote upon a Proposal to approve and adopt the Business Combination Agreement, and other Proposals described in this proxy statement/prospectus. MEOA has entered into the Business Combination Agreement as a result of which Merger Sub, a wholly-owned subsidiary of MEOA, will merge with and into Digerati with Digerati surviving such merger, and as a result of which Digerati will become a wholly-owned subsidiary of MEOA. We refer to this merger as the “Business Combination.” MEOA urges its stockholders to read the Business Combination Agreement and the amendments thereto in their entirety, which are attached to this proxy statement/prospectus as Annex A-1 through Annex A-3, and a copy of the proxy card, which is attached to this proxy statement/prospectus as Annex B.

YOUR VOTE IS IMPORTANT. YOU ARE ENCOURAGED TO SUBMIT YOUR PROXY AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS AND ITS ANNEXES AND CAREFULLY CONSIDERING EACH OF THE PROPOSALS BEING PRESENTED AT THE MEETING.

Q:     Why is MEOA proposing the Business Combination?

A:     MEOA was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Based on its due diligence investigations of Digerati and the industries in which it operates, including the financial and other information provided by Digerati in the course of MEOA’s due diligence investigations, the Board believes that the Business Combination with Digerati is in the best interests of MEOA and its stockholders.

See “Business Combination Proposal — The Board’s Reasons for the Business Combination” for a discussion of the factors considered by the Board in making its decision.

Q:     What matters will be considered at the Special Meeting?

A:     The following is a list of the Proposals upon which MEOA stockholders will be asked to vote at the Special Meeting:

1.      The Business Combination Proposal — to adopt and approve the Business Combination Agreement and approve the Business Combination.

2.      The Charter Amendment Proposal — to approve, assuming the Business Combination Proposal is approved and adopted, the Proposed Charter, which will amend and restate the Current Charter, and which Proposed Charter will be in effect when duly filed with the Secretary of State of the State of Delaware in connection with the Closing.

3.      The Advisory Charter Amendment Proposals — to approve, on a non-binding advisory basis, the following material differences between the Proposed Charter and the Current Charter, which are being presented in accordance with the requirements of the SEC as five (5) separate sub-proposals:

i.       Advisory Charter Proposal A — to change the corporate name of New Digerati to “Verve Technologies Corporation”;

ii.      Advisory Charter Proposal B — to reclassify MEOA’s existing 100,000,000 authorized shares of Class A Common Stock into 100,000,000 authorized shares of common stock (after giving effect to the conversion of each outstanding share of Class B Common Stock to Class A Common Stock under the terms of the Current Charter);

x

iii.     Advisory Charter Proposal C — to divide the New Digerati board of directors into three classes with staggered three-year terms, rather than two classes with staggered two-year terms;

iv.      Advisory Charter Proposal D — to provide that the removal of any director be only for cause and only by the affirmative vote of holders of at least 66⅔% of New Digerati’s then outstanding shares entitled to vote at an election of directors, rather than a simple majority; and

v.       Advisory Charter Proposal E — to make New Digerati’s corporate existence perpetual as opposed to MEOA’s corporate existence, which is required to be dissolved and liquidated if MEOA does not complete an initial business combination on or prior to May 30, 2023, and to remove from the Proposed Charter the various provisions applicable only to blank check companies.

4.      The Nasdaq Stock Issuance Proposal — to approve, assuming the Business Combination Proposal is approved and adopted, for purposes of complying with Nasdaq Listing Rule 5635, the issuance of up to 7,108,081 newly issued shares of New Digerati Common Stock in the Business Combination, which amount will be determined as described in more detail in the accompanying proxy statement/prospectus under the heading titled “Business Combination Proposal — Ownership of New Digerati”.

5.      The Director Election Proposal — to approve, assuming the Business Combination Proposal is approved and adopted, the appointment of seven directors who, upon consummation of the Business Combination, will become directors of New Digerati.

6.      The Equity Incentive Plan Proposal — to approve, assuming the Business Combination Proposal is approved and adopted, the Equity Incentive Plan, a copy of which is attached as an exhibit to the accompanying proxy statement/prospectus, which will become effective on the later of the date on which it is approved by our stockholders and the Closing of the Business Combination.

7.      The NTA Proposal — to approve, assuming the Business Combination Proposal is approved and adopted, amendments to the Current Charter, which amendments shall be effective, if adopted and implemented by MEOA, prior to the consummation of the proposed Business Combination, to remove from the Current Charter requirements limiting MEOA’s ability to redeem shares of MEOA Class A Common Stock and consummate an initial business combination if the amount of such redemptions would cause MEOA to have less than $5,000,001 in net tangible assets.

8.      The Adjournment Proposal — to approve a proposal to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, there are not sufficient votes to approve the Business Combination Proposal, the Charter Amendment Proposal, the Advisory Charter Amendment Proposals, the Nasdaq Stock Issuance Proposal, the Director Election Proposal, the Equity Incentive Plan Proposal or the NTA Proposal, or we determine that one or more of the Closing conditions under the Business Combination Agreement is not satisfied or waived.

Q:     When and where will the Special Meeting take place?

A:     The MEOA Special Meeting will be held on May 24, 2023, via a teleconference meeting using the following dial-in information: dial-in: 1-800-742-8885 (toll-free) within the U.S. or 1-210-642-0873 (standard rates apply) outside of the U.S.; participant passcode 78216, or such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the Proposals.

Q:     Is my vote important?

A:     Yes. The Business Combination cannot be completed unless the Business Combination Agreement is adopted by the MEOA stockholders holding a majority of the votes cast on such proposal and the other condition precedent Proposals to the Business Combination achieve the necessary vote outlined below. Only MEOA stockholders as of the close of business on the Record Date are entitled to vote at the Special Meeting. The Board unanimously recommends that such MEOA stockholders vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Charter Amendment Proposal, “FOR” the approval, on an advisory basis, of each of the Advisory Charter Amendment Proposals, “FOR” the approval of the Nasdaq Stock Issuance Proposal, “FOR” the approval of the Director Election Proposal, “FOR” the approval of the Equity Incentive Plan Proposal, “FOR” the approval of the NTA Proposal, and “FOR” the approval of the Adjournment Proposal, if presented.

Q:     If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:     No. Under the rules of various national and regional securities exchanges, your broker, bank or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. MEOA believes the Proposals presented to the stockholders will be considered non-discretionary and therefore your broker, bank or nominee cannot vote your shares without your instruction. Your bank, broker or other nominee can vote your shares only if you provide instructions on how to vote. You should instruct your bank, broker or other nominee to vote your shares in accordance with directions you provide.

Q:     What vote is required to approve the Proposals presented at the Special Meeting?

A:     The approval of the Business Combination Proposal, the Advisory Charter Amendment Proposals, the Nasdaq Stock Issuance Proposal, the Equity Incentive Plan Proposal, and the Adjournment Proposal each require the affirmative vote of the holders of a majority of the shares of MEOA Common Stock cast by the stockholders represented in person (which would include presence at a virtual or telephonic meeting) or by proxy and entitled to vote thereon at the Special Meeting, voting together as a single class.

The approval of each of the Charter Amendment Proposal and the NTA Proposal requires the affirmative vote of 65% of the issued and outstanding shares of MEOA Common Stock, voting together as a single class. Accordingly, a MEOA stockholder’s failure to vote by proxy or to vote in person (which would include presence at a virtual or telephonic meeting) at the Special Meeting or an abstention will have the same effect as a vote “AGAINST” each of the Charter Amendment Proposal and the NTA Proposal.

The approval of the Director Election Proposal requires a plurality vote of the MEOA Common Stock present (which would include presence at a virtual or telephonic meeting) or represented by proxy and entitled to vote at the Special Meeting. “Plurality” means that the individuals who receive the largest number of votes cast “FOR” are elected as directors. Consequently, any shares not voted “FOR” a particular nominee (whether as a result of an abstention, a direction to withhold authority or a broker non-vote) will not be counted in the nominee’s favor.

A MEOA stockholder’s failure to vote by proxy or to vote in person (which would include presence at a virtual or telephonic meeting) at the Special Meeting will not be counted towards the number of shares of MEOA Common Stock required to validly establish a quorum, and if a valid quorum is otherwise established, it will have no effect on the outcome of the vote on the Business Combination Proposal, the Advisory Charter Amendment Proposals, the Nasdaq Stock Issuance Proposal, the Director Election Proposal, the Equity Incentive Plan Proposal or the Adjournment Proposal.

As noted elsewhere in this proxy statement/prospectus, our Sponsor owns approximately 74% of the issued and outstanding shares of MEOA Common Stock as of the Record Date, after giving effect to the redemption of 11,691,103 Public Shares in connection with the Extension Meeting. As a result, assuming that our Sponsor votes in favor of all of the proposals presented at the Special Meeting, it will not be necessary for any non-affiliated Public Shareholders to vote in favor of such proposals for such proposals to be approved.

Q:     Are the Proposals conditioned on one another?

A:     Unless the Business Combination Proposal is approved, the Charter Amendment Proposal, the Advisory Charter Amendment Proposals, the Nasdaq Stock Issuance Proposal, the Director Election Proposal, the Equity Incentive Plan Proposal and the NTA Proposal will not be presented to the stockholders of MEOA at the Special Meeting. The approval of the Business Combination Proposal, the Charter Amendment Proposal, the Nasdaq Stock Issuance Proposal, the Director Election Proposal, the Equity Incentive Plan Proposal and the NTA Proposal are preconditions to the Closing. The Adjournment Proposal is not conditioned on the approval of any other Proposal set forth in this proxy statement/prospectus. It is important for you to note that in the event that the Business Combination Proposal does not receive the requisite vote for approval, then we will not consummate the Business Combination. If MEOA does not consummate the Business Combination and fails to complete an initial business combination on or prior to May 30, 2023, MEOA will be required to dissolve and liquidate its Trust Account by returning the then remaining funds in such account to its Public Stockholders.

Q:     What conditions must be satisfied to complete the Business Combination?

A:     There are a number of Closing conditions in the Business Combination Agreement, including the approval by the stockholders of MEOA of the Business Combination Proposal, the Charter Amendment Proposal, the Nasdaq Stock Issuance Proposal, the Director Election Proposal, the Equity Incentive Plan Proposal and the NTA Proposal. The Charter Amendment Proposal, the Nasdaq Stock Issuance Proposal, the Director Election Proposal, the Equity Incentive Plan Proposal and the NTA Proposal (collectively, the “Condition Precedent Proposals”) are subject to and conditioned on the approval of the Business Combination Proposal. The Business Combination Proposal is subject to and conditioned on the approval of the Condition Precedent Proposals. Subject to needing to satisfy those Closing conditions that are required by applicable law (such as the applicable waiting periods under the HSR Act having expired, or there being no order or law issued by any court of competent jurisdiction or other governmental entity or other legal restraint or prohibition preventing the consummation of the transactions), the other Closing conditions that are required for MEOA to close can be waived by MEOA and the other Closing conditions that are required for Digerati to close can be waived by Digerati, but neither party is required to waive any Closing conditions. For a summary of the conditions that must be satisfied or waived prior to the Closing of the Business Combination, see the section titled “Business Combination Proposal — The Business Combination Agreement.”

If MEOA were to waive certain other Closing conditions that are not required to be satisfied by applicable law (such as waiving the requirement that New Digerati’s listing application be accepted by Nasdaq (as discussed further below), waiving the requirement that the representations and warranties of Digerati must be true and correct as of the Closing or waiving the requirement that since the date of the Business Combination Agreement, no Digerati Material Adverse Event has occurred that is continuing), and following such waiver did not elect to re-solicit stockholder approval, such decision may have a material adverse effect on the MEOA stockholders.

For example, we note that Digerati is currently a public company and that the Digerati Common Stock is currently quoted on the OTCQB under the symbol “DTGI”, and that MEOA is currently a public company and that the MEOA Class A Common Stock is currently listed on the Nasdaq Capital Market under the symbol “MEOA”. It is anticipated that, upon the Closing of the Business Combination, the corporate name of MEOA will be changed to Verve Technologies Corporation (which post-Business Combination entity is referred to herein as New Digerati). As such, in order for the shares of New Digerati Common Stock, including the Public Shares, to be listed on Nasdaq following the Closing of the Business Combination, the listing application with respect to the securities of New Digerati that MEOA has submitted to Nasdaq must be approved prior to the Closing of the Business Combination. Although it is a condition to the obligations of MEOA and Digerati to consummate the Business Combination that MEOA’s initial listing application with respect to the securities of New Digerati shall have been approved, this condition may be waived by the parties to the Business Combination Agreement. If this condition is waived and the Business Combination is consummated, then, following the Closing, the shares of New Digerati Common Stock, including the Public Shares that are currently held by MEOA’s Public Stockholders, would not be listed on Nasdaq, but rather would be traded on the OTC Markets or another alternative listing platform.

For a summary of the potential material adverse effects on the MEOA stockholders, see the section titled “Risk Factors — Risks Related to MEOA’s Business and the Business Combination — MEOA may waive one or more of the conditions to the Business Combination without resoliciting stockholder approval for the Business Combination.”

Q:     What will happen in the Business Combination?

A:     At the closing of the Business Combination, Merger Sub will merge with and into Digerati, with Digerati surviving such merger as the surviving entity. Upon the Closing, Digerati will become a wholly-owned subsidiary of MEOA. In connection with the Business Combination, the cash held in the Trust Account after giving effect to any redemption of shares by the Public Stockholders will be used to pay: (i) Public Stockholders who properly exercise their redemption rights; (ii) the underwriter in MEOA’s Initial Public Offering, Maxim Group LLC (“Maxim”), its deferred underwriting commission from the Initial Public Offering, in an amount equal to the product of (x) $4,554,000 and (y) one (1) minus the quotient resulting by dividing the percentage of redemptions of all Public Shares that were originally issued in the Initial Public Offering by two (2), the payment of which deferred underwriting commission shall be subordinate to the payments of up to $2,500,000 of Sponsor loans to the Company and up to $2,500,000 of debt repayment to other parties; (iii) certain other fees, costs and expenses (including regulatory fees, legal fees, accounting fees, printer fees and other professional fees) that were incurred by MEOA or Digerati in connection with the Business Combination and pursuant to the terms of the Business Combination Agreement; (iv) unpaid franchise and income taxes of MEOA; (v) the Sponsor and/or its affiliates the outstanding balance under any loans made to MEOA for working capital purposes and/or for the purpose of extending the period of time for MEOA to consummate an initial business combination (such loans, “Working Capital Loans” and “Extension Loans”, respectively), which loans are in the aggregate amount of $1,765,000 as of the date of this proxy statement/prospectus; and (vi) for general corporate purposes including, but not limited to, working capital for operations, capital expenditures and future potential acquisitions.

Q:     What equity stake will pre-Closing stockholders of MEOA and Digerati hold in New Digerati after the Closing?

A:     It is anticipated that, upon completion of the Business Combination and based on ownership as of the Record Date, the Public Stockholders will own approximately 9.0% of the issued and outstanding shares of New Digerati Common Stock and the holders of Digerati Common Stock (including Maxim with respect to the shares issued to it as partial consideration for its advisory services to Digerati in connection with the Business Combination) will own approximately 66.9% of the issued and outstanding shares of New Digerati Common Stock. The ownership percentage with respect to New Digerati following the Business Combination does not take into account (i) the redemption of any Public Shares by the Public Stockholders, (ii) Public Warrants and Private Placement Warrants that will remain outstanding immediately following the Business Combination, (iii) the issuance of any shares upon the Closing under the Equity Incentive Plan, (iv) the potential forfeiture of any Founder Shares held by our Sponsor that would arise from further redemptions of Public Shares in connection with the Closing of the Business Combination, or (v) the forfeiture of Private Placement Warrants held by our Sponsor. If the actual facts are different than these assumptions (which they are likely to be), the percentage ownership retained by MEOA’s existing stockholders in New Digerati will be different. See the Section titled “Share Calculations and Ownership Percentages” above in this proxy statement/prospectus.

There are currently outstanding an aggregate of 18,677,500 warrants to acquire shares of MEOA Class A Common Stock, which are comprised of 6,027,500 Private Placement Warrants held by our Sponsor and by Maxim and 12,650,000 Public Warrants. Pursuant to the Sponsor Letter Agreement, our Sponsor agreed that, upon the closing of the Business Combination, our Sponsor shall automatically forfeit and surrender to MEOA, for no consideration for such forfeiture and surrender, 3,776,500 Private Placement Warrants, which would thereby decrease the number of Private Placement Warrants to 2,251,000. Each of our outstanding warrants is exercisable commencing the later of 30 days following the Closing and 12 months from the closing of the Initial Public Offering, which occurred on August 30, 2021, for one share of Class A Common Stock and, following the consummation of the Business Combination, will entitle the holder thereof to purchase one share of New Digerati Common Stock in accordance with its terms. Therefore, as of the date of this proxy statement/prospectus, if we assume that each outstanding warrant is exercised and one share of New Digerati Common Stock is issued as a result of such exercise, with payment to New Digerati of the exercise price of $11.50 per whole warrant for one whole share, and after giving effect to the forfeiture and surrender of 3,776,500 Private Placement Warrants as contemplated by the Sponsor Letter Agreement, our fully-diluted share capital would increase by a total of 14,901,000 shares, with approximately $171,361,500 paid to exercise the warrants.

See the section titled “Unaudited Pro Forma Condensed Combined Financial Information” for further information.

Upon the completion of the Business Combination (assuming, among other things, that no MEOA Public Stockholders exercise redemption rights with respect to their Public Shares upon completion of the Business Combination and the other assumptions described under the section entitled “Share Calculations and Ownership Percentages”), the holders of Digerati Common Stock immediately prior to the Business Combination (including Maxim with respect to the shares issued to it as partial consideration for its advisory services to Digerati in connection with the Business Combination) are expected to own approximately 66.9% of the issued and outstanding shares of New Digerati Common Stock, and the MEOA Stockholders immediately prior to the

Business Combination (including the Sponsor but excluding the 158,125 shares of MEOA Common Stock that were issued to Maxim in connection with the IPO) are expected to own approximately 31.6% of the issued and outstanding shares of New Digerati Common Stock.

If any of the Public Stockholders exercise their redemption rights, the percentage of New Digerati’s issued and outstanding shares of New Digerati Common Stock held by the current MEOA Stockholders (including the Sponsor) will decrease and the percentages of New Digerati’s issued and outstanding shares of New Digerati Common Stock held by the holders of securities of Digerati will increase, in each case relative to the percentage held if none of the shares of MEOA Common Stock are redeemed.

The number of shares of New Digerati Common Stock issued and outstanding immediately following the Closing of the Business Combination also assumes that (x) an aggregate of 2,853,522 shares of New Digerati Common Stock are issued at the Effective Time to the former holders of Digerati’s Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock following the conversion, prior to the Closing of the Business Combination, of such shares of preferred stock for shares of Digerati Common Stock, and (y) all of the outstanding shares of Digerati’s Series F Preferred Stock are redeemed by Digerati immediately prior to the Closing of the Business Combination, such that, following the Closing of the Business Combination, no shares of Rollover Preferred Stock are issued and outstanding. The calculations further assume that (A) none of the Rollover Options, which would be exercisable for an aggregate of 134,068 shares of New Digerati Common Stock, have been exercised and thus will remain exercisable following the Closing of the Business Combination, (B) none of the Rollover Warrants, which would be exercisable for an aggregate of 256,381 shares of New Digerati Common Stock (including the Bridge Loan Warrants), have been exercised and thus will remain exercisable following the Closing of the Business Combination, and (C) none of the convertible promissory notes of Digerati that are outstanding as of the Closing of the Business Combination are converted into shares of New Digerati Common Stock upon the Closing of the Business Combination. See the Section titled “Share Calculations and Ownership Percentages” above in this proxy statement/prospectus for further information about calculations of the number and percentage of shares of New Digerati Common Stock to be issued and outstanding immediately following the Closing of the Business Combination.

All of the relative percentages above are for illustrative purposes only and are based upon certain assumptions as described in the section entitled “Share Calculations and Ownership Percentages.”

Should one or more of the assumptions prove incorrect, actual beneficial ownership percentages may vary materially from those described in this proxy statement/prospectus as anticipated, believed, estimated, expected or intended.

Public Stockholders who purchased Units as part of the Initial Public Offering for $10.00 may experience dilution if they elect not to redeem in connection with the Business Combination. The expense of Maxim’s deferred underwriting commission would be borne by those Public Stockholders who elect not to redeem.

The following table illustrates varying ownership levels of the issued and outstanding shares of New Digerati Common Stock immediately following the Business Combination:

	No Redemptions(1)%		50% Redemptions(1)%		Maximum Redemptions(1)%
Digerati stockholders(2)	7,108,081	66.9%	7,108,081	72.8%	7,108,081	78.7%
MEOA public stockholders	958,897	9.0%	479,449	4.9%	—	0%
Sponsor founder shares	2,403,500	22.6%	2,024,000	20.7%	1,771,000	19.6%
Maxim IPO shares	158,125	1.5%	158,125	1.6%	158,125	1.7%
Total Shares of Common Stock	10,628,603	100%	9,769,655	100%	9,037,206	100%

____________

(1)      Represents ownership based on assumed actual shares issued and outstanding at the Closing of the Business Combination. All percentages will be diluted if any warrants, options or convertible debt that survive the closing of the Business Combination are exercised for or converted into shares of New Digerati Common Stock post-Closing.

(2)      The calculation of the number of Digerati stockholders in the table above includes the issuance of 240,000 shares of New Digerati Common Stock to Maxim in connection with its advisory services to Digerati in connection with the Business Combination.

For additional information regarding assumptions incorporated into the information presented in the table above, including, without limitation, “Maximum Redemptions,” see the sections titled “Share Calculations and Ownership Percentages” and “Unaudited Pro Forma Condensed Combined Financial Information”.

Q.     Did the Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?

A:     Yes. MEOA engaged Newbridge Securities Corporation to deliver a fairness opinion in connection with the Business Combination. Newbridge Securities Corporation delivered to the MEOA Board its opinion that to the effect that, as of the date of such opinion and subject to various assumptions made, procedures followed, matters considered, limitations on the review undertaken and qualifications, the consideration to be paid by MEOA to Digerati securityholders pursuant to the Business Combination Agreement is fair, from a financial point of view, to MEOA’s stockholders. For further information, see the section titled “Opinion of MEOA’s Financial Advisor” beginning on page 78 of this proxy statement/prospectus, as well as the written opinion of Newbridge Securities Corporation attached as Annex C hereto.

Q:     Why is MEOA providing stockholders with the opportunity to vote on the Business Combination?

A:     Under the Current Charter, MEOA must provide all holders of its Public Shares with the opportunity to have their Public Shares redeemed upon the consummation of MEOA’s initial business combination either in conjunction with a tender offer or in conjunction with a stockholder vote. For business and other reasons, MEOA has elected to provide its stockholders with the opportunity to have their Public Shares redeemed in connection with a stockholder vote rather than a tender offer. Therefore, MEOA is seeking to obtain the approval of its stockholders of the Business Combination Proposal in order to allow its Public Stockholders to effectuate redemptions of their Public Shares in connection with the Closing.

Q:     Are there any arrangements to help ensure that New Digerati will have sufficient funds, together with the proceeds in its Trust Account, to fund the Business Combination?

A:     To the extent not utilized to consummate the Business Combination, the proceeds from the Trust Account will be used for general corporate purposes, including, but not limited to, working capital for operations, capital expenditures and future acquisitions. There can be no assurance as to the amount of proceeds remaining from the Trust Account after giving effect to redemptions by the Public Stockholders.

Q:     How many votes do I have at the Special Meeting?

A:     MEOA stockholders are entitled to one (1) vote at the Special Meeting for each share of MEOA Common Stock held as of the Record Date. As of the close of business on the Record Date, there were 4,279,522 outstanding shares of MEOA Common Stock.

Q:     What constitutes a quorum at the Special Meeting?

A:     Holders of a majority in voting power of MEOA Common Stock issued and outstanding and entitled to vote at the Special Meeting constitute a quorum. In the absence of a quorum, the chairman of the meeting has power to adjourn the Special Meeting. As of the Record Date, 2,139,762 shares of MEOA Common Stock would be required to achieve a quorum.

Q:     May MEOA, the Sponsor or MEOA’s directors, officers, advisors or their affiliates purchase shares or warrants in connection with the Business Combination?

A:     In connection with the stockholder vote to approve the proposed Business Combination, the Sponsor, directors, officers or advisors or their respective affiliates may privately negotiate transactions to purchase shares and/or warrants from stockholders who would have otherwise elected to have their shares redeemed in conjunction with a proxy solicitation pursuant to the proxy rules for a per-share pro rata portion of the Trust Account. None of MEOA’s Sponsor, directors, officers or advisors or their respective affiliates will make any such purchases when they are in possession of any material non-public information not disclosed to the seller or during a restricted period under Regulation M under the Exchange Act. Such a purchase would include a contractual acknowledgment that such stockholder, although still the record holder of MEOA shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights, and could include a contractual provision that directs such stockholder to vote such shares in a manner directed by the purchaser. In the event that the Sponsor, directors, officers or advisors or their affiliates purchase shares in privately negotiated transactions from Public Stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. Any such privately negotiated purchases may be effected at purchase prices that are below or in excess of the per-share pro rata portion of the Trust Account.

Q:     How will the Sponsor, directors and officers vote?

A:     The Sponsor, our executive officers and our directors have agreed to vote their shares in favor of the Business Combination. The members of our Sponsor include all of our executive officers and our directors. As of the Record Date, the Sponsor and such other stockholders own approximately 74% of the issued and outstanding shares of MEOA Common Stock (after giving effect to the redemption of 11,691,103 Public Shares in connection with the Extension Meeting), including all of the Founder Shares, and will be able to vote all such shares at the Special Meeting. Accordingly, it is more likely that the necessary stockholder approval will be received than would be the case if the Sponsor and such other stockholders had agreed to vote their shares of MEOA Common Stock in accordance with the majority of the votes cast by Public Stockholders.

Q:     What interests do MEOA’s current officers, directors and advisors have in the Business Combination?

A:     The Sponsor, members of the MEOA Board and our executive officers have interests in the Business Combination that are different from or in addition to (and which may conflict with) your interest. These interests include, among other things:

•        Unless MEOA consummates an initial business combination on or prior to May 30, 2023, MEOA will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten (10) business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay MEOA’s taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of MEOA’s remaining stockholders and the Board, liquidate and dissolve, subject in each case to MEOA’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

•        Our Sponsor paid an aggregate of $25,000 for the Founder Shares, and such securities will have a significantly higher value at the time of the Business Combination, which if unrestricted and freely tradable would be valued at approximately $34.0 million (including shares subject to forfeiture under the terms of the Sponsor Letter Agreement), based on the closing price of shares of MEOA Class A Common Stock of $10.75 per share on March 29, 2023.

•        Concurrently with the closing of the Initial Public Offering, our Sponsor purchased 5,395,000 Private Placement Warrants, at a price of $1.00 per warrant in a private placement. The Private Placement Warrants are each exercisable commencing the later of 30 days following the Closing and 12 months from the closing of our Initial Public Offering, which occurred on August 30, 2021, for one share of MEOA Class A Common Stock at $11.50 per share. Our Sponsor agreed, in the Sponsor Letter Agreement, to forfeit 3,776,500 Private Placement Warrants upon the Closing of the Business Combination. The Private Placement Warrants held by our Sponsor, after giving effect to the forfeiture of warrants pursuant to the Sponsor Letter Agreement, had an aggregate market value of approximately $80,925 based upon the closing price of $0.05 per Public Warrant on the Nasdaq on March 29, 2023. Accordingly, applying the foregoing assumptions, the aggregate return on the Private Placement Warrants, after giving effect to the forfeiture of warrants pursuant to the Sponsor Letter Agreement, would be $0 (i.e., an amount equal to (i) the $80,925 aggregate market value of the Private Placement Warrants minus (ii) the $5,395,000 aggregate purchase price of the Private Placement Warrants). If MEOA does not consummate a business combination transaction on or prior to May 30, 2023, then the proceeds from the sale of the Private Placement Warrants will be part of the liquidating distribution to the Public Stockholders and the Private Placement Warrants held by the Sponsor will be worthless.

•        The Sponsor, officers and directors collectively (including entities controlled by officers and directors) have made an aggregate average investment of $0.009 per Founder Share as of the consummation of the Initial Public Offering. As a result of the significantly lower investment per share of our Sponsor, officers and directors as compared with the investment per share of our Public Stockholders, a transaction which results in an increase in the value of the investment of our Sponsor, officers and directors may result in a decrease in the value of the investment of our Public Stockholders. Our Sponsor and its affiliates may earn a positive rate of return on their investment even if the New Digerati Common Stock trades below the price initially paid for the Units in the IPO and the Public Stockholders experience a negative rate of return following the completion of the Business Combination.

•        The Sponsor and MEOA’s officers and directors will lose their entire investment in MEOA if MEOA does not complete a business combination on or prior to May 30, 2023. Certain of such officers and directors may continue to serve as officers and/or directors of MEOA after the Closing, though, as of the date of this proxy statement/prospectus, it is contemplated that only Shawn D. Rochester, the current Chief Executive Officer, President and Chairman of the Board of Directors of MEOA, will continue as a director of New Digerati. As such, in the future they may receive any cash fees, stock options or stock awards that the Board determines to pay to its directors and/or officers.

•        MEOA’s initial stockholders and officers and directors have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares and Private Placement Warrants if MEOA fails to complete a business combination on or prior to May 30, 2023.

•        The members of our Sponsor, which include our executive officers and directors, will be entitled to an allocation from the Sponsor of its Founder Shares and/or Private Placement Warrants following the successful completion of the Business Combination in accordance with the terms and subject to the conditions of the Sponsor’s operating agreement. In addition to being a member of our Sponsor, Mr. Shawn D. Rochester serves as our President and Chief Executive Officer, and Ms. Robin D. Watkins serves as our Chief Financial Officer and Secretary, and in such roles Mr. Rochester and Ms. Watkins participated in meetings between MEOA management, its representatives and advisors, on the one hand, and Digerati’s management team and advisors, on the other hand, as described more fully under the section “Background to the Business Combination” in this proxy statement/prospectus, however neither of them has any employment, consulting fee or other similar compensation arrangement with MEOA. Mr. Rochester has agreed to serve on the board of directors of New Digerati following the consummation of the Business Combination.

•        In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective target business with which we have entered into a written letter of intent, confidentiality or similar agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of the trust assets, less taxes payable. This liability will not apply with respect to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account or to any claims under our indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act.

•        Following the Closing, the Sponsor and/or its affiliates would be entitled to the repayment of any Working Capital Loans and/or Extension Loans and advances that have been made to MEOA and remain outstanding. As of the date of this proxy statement/prospectus, the aggregate amount of such loans and advances from the Sponsor and/or its affiliates that remain outstanding is $1,765,000. If MEOA does not complete an initial business combination within the required period, MEOA may use a portion of its working capital held outside the Trust Account, if any, to repay the Working Capital Loans and/or Extension Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans and/or Extension Loans.

•        Following the Closing, MEOA will continue to indemnify MEOA’s existing directors and officers and will maintain a directors’ and officers’ liability insurance policy.

•        Maxim served as Digerati’s sell-side advisor, and PGP and VCA served as MEOA’s buy-side advisors, in the Business Combination, and in such capacities will be entitled to receive advisory fees upon completion of the Business Combination. Maxim also served as representative of the underwriters in MEOA’s Initial Public Offering, and in connection with the Business Combination, the cash held in the Trust Account after giving effect to any redemption of shares by the Public Stockholders will be used in part to pay to Maxim its deferred underwriting commission from MEOA’s Initial Public Offering in an amount equal to the product of (i) $4,554,000 and (ii) one (1) minus the quotient resulting by dividing the percentage of redemptions of all Public Shares that were originally issued in the Initial Public Offering by two (2). Because Maxim will only receive its deferred underwriting commission upon the consummation of MEOA’s initial business combination, and because Maxim, PGP and VCA will only receive their respective advisory fees upon the consummation of the Business Combination, Maxim, PGP and VCA have an interest in the Business Combination being consummated. Such interest may have presented, and may in the future present, a conflict of interest.

These interests may influence MEOA’s directors in making their recommendation that you vote in favor of the approval of the Business Combination.

Q:     What happens if I sell my shares of MEOA Common Stock before the Special Meeting?

A:     The Record Date is earlier than the date of the Special Meeting. If you transfer your shares of MEOA Common Stock after the Record Date, but before the Special Meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the Special Meeting. However, you will not be able to seek redemption of your shares because you will no longer be able to deliver them for cancellation upon Closing. If you transfer your shares of MEOA Common Stock prior to the Record Date, you will have no right to vote those shares at the Special Meeting or redeem those shares for a pro rata portion of the proceeds held in our Trust Account.

Q:     What happens if I vote against the Business Combination Proposal?

A:     Pursuant to the Current Charter, if the Business Combination Proposal is not approved and MEOA does not otherwise consummate an alternative business combination on or prior to May 30, 2023, MEOA will be required to dissolve and liquidate its Trust Account by returning the then remaining funds in such account to the Public Stockholders.

Q:     Do I have redemption rights?

A:     Pursuant to the Current Charter, holders of Public Shares may elect to have their shares redeemed for cash at the applicable redemption price per share calculated in accordance with the Current Charter. As of the Record Date, based on funds in the Trust Account of approximately $10.7, this would have amounted to approximately $11.15 per share. If a holder exercises its redemption rights, then such holder will be exchanging its Public Shares for cash. Such a holder will be entitled to receive cash for its Public Shares only if it properly demands redemption and delivers its shares (either physically or electronically) to MEOA’s transfer agent prior to the Special Meeting. See the section titled “Special Meeting of MEOA — Redemption Rights” for the procedures to be followed if you wish to redeem your shares for cash.

Q:     Will how I vote affect my ability to exercise redemption rights?

A:     No. You may exercise your redemption rights whether you vote your Public Shares “FOR” or “AGAINST” the Business Combination Proposal or any other proposal described by this proxy statement/prospectus. As a result, the Business Combination Agreement can be approved by stockholders who will redeem their shares and no longer remain stockholders, leaving stockholders who choose not to redeem their shares holding shares in a company with a potentially less liquid trading market, fewer stockholders, potentially less cash and the potential inability to meet the listing standards of the Nasdaq.

Q:     How do I exercise my redemption rights?

A:     In order to exercise your redemption rights, you must (i)(a) hold Public Shares or (b) hold Public Shares through Units and elect to separate your Units into the underlying Public Shares and Public Warrants prior to exercising your redemption rights with respect to the Public Shares, and (ii) prior to May 22, 2023 (two (2) business days before the Special Meeting), tender your shares physically or electronically and submit a request in writing that MEOA redeem your Public Shares for cash to Continental Stock Transfer & Trust Company, our transfer agent, at the following address:

Continental Stock Transfer & Trust Company
One State Street Plaza, 30th Floor
New York, New York 10004
Attn: Mark Zimkind
E-mail: mzimkind@continentalstock.com

Holders of Units must elect to separate the underlying Public Shares and Public Warrants prior to exercising redemption rights with respect to the Public Shares. If holders hold their Units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the Units into the underlying Public Shares and Public Warrants, or if a holder holds Units registered in its own name, the holder must contact Continental directly and instruct them to do so.

In the written request to redeem your Public Share for cash to Continental Stock Transfer & Trust Company, please provide a “Stockholder Certification” if you are not acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) with any other stockholder with respect to shares of Class A Common Stock. Notwithstanding the foregoing, a holder of the Public Shares, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) will be restricted from seeking redemption rights with respect to an aggregate of 15% or more of the shares of Class A Common Stock issued in the Initial Public Offering, which is referred to as the “15% threshold” in this proxy statement/prospectus. Accordingly, all Public Shares in excess of the 15% threshold beneficially owned by a Public Stockholder or group will not be redeemed for cash.

Stockholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent and time to effect delivery. It is MEOA’s understanding that stockholders should generally allot at least two (2) weeks to obtain physical certificates from the transfer agent. However, MEOA does not have any control over this process and it may take longer than two (2) weeks. Stockholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with MEOA’s consent, until the closing of the Business Combination. If you deliver your Public Shares for redemption to MEOA’s transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that MEOA’s transfer agent return the Public Shares (physically or electronically). You may make such request by contacting MEOA’s transfer agent at the phone number or address listed under the question “Who can help answer my questions?” below.

If you are a holder of Public Shares and you exercise your redemption rights, it will not result in the loss of any MEOA warrants that you may hold.

Q:     If I am a holder of Units, can I exercise redemption rights with respect to my Units?

A:     No. Holders of outstanding Units must elect to separate the Units into the underlying Public Shares and Public Warrants prior to exercising redemption rights with respect to the Public Shares. If you hold your Units in an account at a brokerage firm or bank, you must notify your broker or bank that you elect to separate the Units into the underlying Public Shares and Public Warrants, or if you hold Units registered in your own name, you must contact Continental, MEOA’s transfer agent, directly and instruct them to do so. If you fail to cause your Units to be separated and delivered to Continental, MEOA’s transfer agent, by May 22, 2023 (two (2) business days before the Special Meeting), you will not be able to exercise your redemption rights with respect to your Public Shares.

Q:     What are the U.S. federal income tax consequences of exercising my redemption rights?

A:     The U.S. federal income tax treatment of MEOA stockholders who exercise their redemption rights to receive cash in exchange for their Public Shares generally will depend on whether the redemption is treated as (1) a sale or exchange of such Public Shares under section 302 of the Code, in which case the redeeming stockholder would recognize gain or loss upon the redemption in an amount equal to the difference, if any, between the amount of cash received and the tax basis of the Public Shares redeemed, or (2) a distribution under section 301 of the Code in respect of such Public Shares. Whether the redemption qualifies as a sale or exchange or is treated as a distribution will depend on the facts and circumstances of each particular stockholder at the time such stockholder exercises his, her, or its redemption rights. If the redemption is treated as a sale or exchange of shares, the stockholder’s gain or loss should be treated as capital gain or loss if such shares were held as a capital asset on the date of the redemption. A stockholder’s tax basis in his, her or its Public Shares generally will equal the cost of such shares. A stockholder who purchased Public Shares will have to allocate the cost between the shares of Public Shares and Public Warrants comprising the Units based on their relative fair market values at the time of the purchase. If the redemption is treated as a distribution in respect of the stockholder’s Public Shares, the character of the stockholder’s income will depend on whether MEOA has current or accumulated earnings and profits, as determined for U.S. federal income tax purposes.

You should read the section entitled “U.S. Federal Income Tax Considerations — Material U.S. Federal Income Tax Considerations of the Redemption and Business Combination to MEOA Equityholders” for a more complete discussion of the U.S. federal income tax considerations relating to exercising your redemption rights. The discussion of the material U.S. federal income tax consequences contained in this joint proxy statement/prospectus is intended to provide only a general discussion and is not a complete analysis or description of all potential U.S. federal income tax consequences of the redemption that may vary with, or are dependent on, individual circumstances. In addition, it does not address the effects of any foreign, state or local tax laws or any U.S. federal tax laws other than U.S. federal income tax laws. Tax matters can be complicated and the tax consequences of exercising your redemption rights will depend on your particular tax situation. You should consult your tax advisor to determine the tax consequences of exercising your redemption rights.

Q:     What impact could a significant amount of redemptions by MEOA Public Stockholders have on New Digerati’s ability to conduct its operations after the closing of the Business Combination?

A:     During the fourth quarter of 2022, redemption percentages averaged approximately 88.1% for SPAC transactions that closed during such period. In connection with the Extension Meeting, the holders of 11,691,103 Public Shares exercised their right to redeem such Public Shares, as a result of which redemptions approximately $120.8 million, representing approximately 92% of the assets held in the Trust Account prior to such redemptions, was removed from the Trust Account, leaving approximately $9.9 million remaining in the Trust Account. If a significant percentage of the Public Shares that remain outstanding are redeemed in connection with the Business Combination, a significantly reduced amount of working capital would be available for the combined company, after giving effect to such redemptions and the payment of expenses incurred in connection with the Business Combination. This would be exacerbated by the fact that, as of the date of this proxy statement/prospectus, the parties to the Business Combination Agreement do not plan to effect a supplemental financing transaction, such as a PIPE, private placement or forward purchase transaction, in connection with the Closing of the Business Combination. As a result, if there are significant redemptions in connection with the Closing of the Business Combination, Digerati expects to implement an alternative business plan, prioritizing short-term working capital needs, and delaying certain long-term capital expenditures. Digerati expects that these actions will enable appropriate liquidity to manage risk and uncertainty over the next twelve (12) months and enable it to execute its business plan based on the level of the financial resources of New Digerati at Closing and available financing alternatives. Changes to the execution of Digerati’s business plan may impact the financial performance of New Digerati following the closing of the Business Combination. New Digerati may need to raise substantial additional capital to fund its operations and its business plan, in the case of significant redemptions. If Digerati or New Digerati, as applicable, is required to take such actions, it would have an adverse effect on the ability of New Digerati to achieve the revenue targets included in the financial forecasts. There can be no assurance that Digerati or New Digerati, as applicable, will be successful in obtaining capital sufficient to meet its operating needs on terms or a timeframe acceptable to it or at all. Further, in the event that market conditions preclude the ability of Digerati or New Digerati, as applicable, to consummate such a transaction, Digerati or New Digerati, as applicable, may be required to evaluate additional alternatives in restructuring its business and capital structure. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Digerati — Liquidity and Capital Resources,” “Risk Factors — If there are a significant number of redemptions in connection with the Business Combination and we are not successful in implementing an alternative business plan and/or raising additional capital in a timely manner, we may have insufficient cash and liquidity to pay operating expenses and other obligations. Any such event would have a material adverse effect on our business and financial condition,” and “Risk Factors — New Digerati will need additional financing that it may not be able to obtain on acceptable terms, if at all,” for further information. New Digerati plans to raise additional capital within six months following the closing of the Business Combination if redemptions are high and New Digerati is not able to raise the capital necessary under the Business Combination to meet its current business plan and budget. In addition, New Digerati will delay acquisitions, long-term capital expenditures, and certain other expenses that are not core to the operation of the business.

Q:     Do I have dissenter rights if I object to the proposed Business Combination?

A:     No. MEOA stockholders are not entitled to exercise dissenters’ rights under Delaware law in connection with the Business Combination. Dissenters’ rights are unavailable under Delaware law in connection with the Business Combination to holders of Class A Common Stock because it is currently listed on a national securities exchange and such holders are not required to receive any consideration (other than continuing to hold their shares of Class A Common Stock, which will become an equal number of shares of Common Stock of New Digerati after giving effect to the Business Combination). Holders of Class A Common Stock may vote against the Business Combination Proposal or redeem their Public Shares if they are not in favor of the adoption of the Business Combination Agreement or the Business Combination. Dissenters’ rights are unavailable under Delaware law in connection with the Business Combination to holders of Class B Common Stock because they have agreed to vote in favor of the Business Combination.

Q:     What happens to the funds held in the Trust Account upon Closing?

A:     If the Business Combination is consummated, the funds held in the Trust Account will be released to pay:

•        Public Stockholders who properly exercise their redemption rights;

•        the underwriters their deferred underwriting commissions;

•        certain other fees, costs and expenses (including regulatory fees, legal fees, accounting fees, printer fees, and other professional fees) that were incurred by MEOA or Digerati in connection with the transactions contemplated by the Business Combination and pursuant to the terms of the Business Combination Agreement;

•        unpaid franchise and income taxes of MEOA; and

•        for general corporate purposes, including for maintenance or expansion of operations of New Digerati, the payment of principal or interest due on indebtedness incurred in completing the Business Combination, to fund the purchase of other companies or for working capital.

Q:     What happens if the Business Combination is not consummated?

A:     There are certain circumstances under which the Business Combination Agreement may be terminated. See the section titled “Business Combination Proposal — The Business Combination Agreement — Termination” for information regarding the parties’ specific termination rights.

If the Business Combination Agreement is not adopted by MEOA stockholders or if the Business Combination is not completed for any other reason on or prior to May 30, 2023, then we will seek to consummate an alternative initial business combination on or prior to May 30, 2023. If, as a result of the termination of the Business Combination Agreement or otherwise, MEOA is unable to complete the Business Combination or another initial business combination transaction on or prior to May 30, 2023, the Current Charter provides that it will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten (10) business days thereafter, redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to MEOA to pay its taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish the Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of MEOA’s remaining stockholders and the Board, dissolve and liquidate, subject in each case to MEOA’s obligations under the DGCL to provide for claims of creditors and the requirements of other applicable law. If we do not consummate an initial business combination on or prior to May 30, 2023, we will cease all operations except for the purpose of winding up and redeem our Public Shares and liquidate the Trust Account, in which case our Public Stockholders may only receive approximately $11.15 per share and our warrants will expire worthless.

MEOA expects that the amount of any distribution its Public Stockholders will be entitled to receive upon its dissolution will be approximately the same as the amount they would have received if they had redeemed their shares in connection with the Business Combination, subject in each case to MEOA’s obligations under the DGCL to provide for claims of creditors and other requirements of applicable law. If we do not consummate an initial business combination on or prior to May 30, 2023, our warrants will expire worthless. Holders of Founder Shares have waived any right to any liquidating distribution with respect to those shares.

Q:     When is the Business Combination expected to be completed?

A:     The Closing is expected to take place (a) the second business day following the satisfaction or waiver of the conditions described below under the section titled “Business Combination Proposal — The Business Combination Agreement — Conditions to Closing of the Business Combination”; or (b) such other date as agreed to by MEOA and Digerati in writing, in each case, subject to the satisfaction or waiver (where permitted by applicable law) of the Closing conditions. The Business Combination Agreement may be terminated by either MEOA or Digerati if the Closing has not occurred by April 28, 2023 (as such date may be extended by agreement of the parties), subject to certain exceptions.

For a description of the conditions to the completion of the Business Combination, see the section titled “Business Combination Proposal — The Business Combination Agreement — Conditions to Closing of the Business Combination.”

Q:     What do I need to do now?

A:     You are urged to read carefully and consider the information contained in this proxy statement/prospectus, including the Annexes, and to consider how the Business Combination will affect you as a stockholder. You should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card or, if you hold your shares through a brokerage firm, bank or other nominee, on the voting instruction form provided by the broker, bank or nominee.

Q:     How do I vote?

A:     If you were a holder of record of MEOA Common Stock on May 1, 2023, the Record Date, you may vote with respect to the applicable Proposals telephonically at the Special Meeting or by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you choose to participate in the Special Meeting, you can vote your shares during the Special Meeting via live teleconference using the following dial-in information: dial-in: 1-800-742-8885 (toll-free) within the U.S. or 1-210-642-0873 (standard rates apply) outside of the U.S.; participant passcode 78216. MEOA recommends that you log in at least 15 minutes before the Special Meeting to ensure you are logged in when the Special Meeting starts.

If on the Record Date your shares were held, not in your name, but rather in an account at a brokerage firm, bank, dealer or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. You are also invited to attend the Special Meeting telephonically. However, since you are not the stockholder of record, you may not vote your shares at the Special Meeting unless you first request and obtain a valid legal proxy from your broker or other agent. You must then e-mail a copy (a legible photograph is sufficient) of your legal proxy to Continental Stock Transfer & Trust Company at proxy@continentalstock.com. Beneficial owners who e-mail a valid legal proxy will be issued instructions that will allow them to register to attend and participate in the Special Meeting. Beneficial owners who wish to attend the special meeting telephonically should contact Continental no later than 72 hours prior to the Special Meeting to obtain this information.

Q:     What will happen if I abstain from voting or fail to vote at the Special Meeting?

A:     At the Special Meeting, MEOA will count a properly executed proxy card marked “ABSTAIN” with respect to a particular proposal as present for purposes of determining whether a quorum is present. The failure to vote, abstentions and broker non-votes will have the same effect as a vote “AGAINST” the Charter Amendment Proposal and the NTA Proposal. The failure to vote, abstentions and broker non-votes will not be counted as votes cast and will have no effect on any of the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Advisory Charter Amendment Proposals, the Director Election Proposal, the Equity Incentive Plan Proposal and the Adjournment Proposal.

Q:     What will happen if I sign and return my proxy card without indicating how I wish to vote?

A:     Signed and dated proxies received by MEOA without an indication of how the stockholder intends to vote on a proposal will be voted “FOR” each proposal presented to the stockholders. The proxyholders may use their discretion to vote on any other matters which properly come before the Special Meeting.

Q.     How can I attend the Special Meeting?

A:     You may attend the Special Meeting and vote your shares during the Special Meeting via live teleconference using the following dial-in information: dial-in: 1-800-742-8885 (toll-free) within the U.S. or 1-210-642-0873 (standard rates apply) outside of the U.S.; participant passcode 78216.

As a registered stockholder, you received a proxy card from Continental, which contains instructions on how to attend the Special Meeting telephonically. Please note that you will not be able to physically attend the Special Meeting in person, but may attend the Special Meeting telephonically by following the instructions in this proxy statement/prospectus. MEOA recommends that you log in at least 15 minutes before the Special Meeting to ensure you are logged in when the Special Meeting starts.

If your shares are held in “street name,” you may attend the Special Meeting. You will need to contact Continental at the number or email address above to receive instructions as to how to gain access to the Special Meeting or otherwise contact your broker, bank, or other nominee as soon as possible, to do so. Please allow up to 72 hours prior to the Special Meeting for processing your request.

Q:     If I am not going to attend the Special Meeting, should I return my proxy card instead?

A:     Yes. Whether you plan to attend the Special Meeting or not, please read the enclosed proxy statement/prospectus carefully, and vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

In order to exercise your redemption rights, you must properly demand redemption and deliver your Public Shares (either physically or electronically) to our transfer agent at least two (2) business days prior to the Special Meeting. See “— How do I exercise my redemption rights” above.

Q:     May I change my vote after I have mailed my signed proxy card?

A:     Yes. If you are a stockholder of record of MEOA Common Stock as of the close of business on the Record Date, you can change or revoke your proxy before it is voted at the meeting in one of the following ways:

•        submit a new proxy card bearing a later date;

•        give written notice of your revocation to MEOA’s corporate secretary, which notice must be received by MEOA’s corporate secretary prior to the vote at the Special Meeting; or

•        vote telephonically at the Special Meeting via the following dial-in information: dial-in: 1-800-742-8885 (toll-free) within the U.S. or 1-210-642-0873 (standard rates apply) outside of the U.S.; participant passcode 78216. Please note that your attendance at the Special Meeting will not alone serve to revoke your proxy.

If your shares are held in “street name” by your broker, bank or another nominee as of the close of business on the Record Date, you must follow the instructions of your broker, bank or other nominee to revoke or change your voting instructions.

Q:     What should I do if I receive more than one set of voting materials?

A:     You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast your vote with respect to all of your shares.

Q:     Who will solicit and pay the cost of soliciting proxies?

A:     MEOA will pay the cost of soliciting proxies for the Special Meeting. MEOA has engaged Advantage Proxy, Inc., a proxy solicitor, to assist in the solicitation of proxies for the Special Meeting. MEOA has agreed to pay to Advantage Proxy, Inc. $10,000, plus disbursements, for their proxy solicitation services. MEOA will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of shares of MEOA Common Stock for their expenses in forwarding soliciting materials to beneficial owners of the MEOA Common Stock and in obtaining voting instructions from those owners. MEOA’s directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:     Are there any risks that I should consider as a MEOA stockholder in deciding how to vote or whether to exercise my redemption rights?

A:     Yes. You should read and carefully consider the risk factors set forth in the section titled “Risk Factors” in this proxy statement/prospectus.

Q:     Who can help answer my questions?

A:     If you have questions about the Proposals or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card, please email Robin D. Watkins, our Chief Financial Officer, at rwatkins@meoaus.com.

You may also contact our proxy solicitor at:

Advantage Proxy, Inc.
P.O. Box 10904
Yakima, WA 98909
Attn: Karen Smith
Toll Free: (877) 870-8565
Collect: (206) 870-8565
Email: ksmith@advantageproxy.com

To obtain timely delivery, MEOA stockholders must request the materials no later than five (5) business days prior to the Special Meeting.

You may also obtain additional information about MEOA from documents filed with the SEC by following the instructions in the section titled “Where You Can Find More Information.”

If you intend to seek redemption of your Public Shares, you will need to send a letter demanding redemption and deliver your stock (either physically or electronically) to MEOA’s transfer agent prior to the Special Meeting in accordance with the procedures detailed under the question “— How do I exercise my redemption rights”. If you have questions regarding the certification of your position or delivery of your stock, please contact:

Continental Stock Transfer & Trust Company
One State Street Plaza, 30th Floor
New York, New York 10004
Attn: Mark Zimkind
E-mail: mzimkind@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that is important to you. To better understand the Proposals to be submitted for a vote at the Special Meeting, including the Business Combination, you should read this proxy statement/prospectus, including the Annexes and other documents referred to herein, carefully and in its entirety. The Business Combination Agreement is the legal document that governs the Business Combination and the other transactions that will be undertaken in connection with the Business Combination. The Business Combination Agreement is also described in detail in this proxy statement/prospectus in the section entitled “Business Combination Proposal — The Business Combination Agreement.”

The Parties to the Business Combination

MEOA

Unless otherwise indicated or the context otherwise requires, references in this subsection to “we,” “us,” “our” and other similar terms refer to MEOA and its subsidiaries prior to the Business Combination and to New Digerati and its consolidated subsidiaries after giving effect to the Business Combination.

We are a blank check company incorporated on February 18, 2021 as a Delaware corporation for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses, otherwise referred to as our “initial business combination”.

Our principal executive offices are located at 100 Executive Court, Waxahachie, Texas 75165 and our telephone number is (214) 444-7321. Our corporate website address is https://www.meoaus.com. Our website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this proxy statement/prospectus.

Our sponsor, Minority Equality Opportunities Acquisition Sponsor, LLC, is a Delaware limited liability company that is a majority-owned and controlled subsidiary of Sphere 3D Corp., an Ontario, Canada corporation. Sphere 3D Corp., the common stock of which is traded on the Nasdaq Capital Market under the trading symbol “ANY”, is a net carbon-neutral cryptocurrency miner with decades of proven enterprise data-services expertise. Sphere is currently growing its industrial-scale mining operation through the capital-efficient procurement of next-generation mining equipment and partnering with best-in-class data center operators. As per the operating agreement of our sponsor, Sphere 3D Corp. has the right to appoint and remove the managers of our sponsor, and all decisions regarding the voting and disposition of the securities of our company that are owned by our sponsor shall be made by Sphere 3D Corp. by the vote of its Board of Directors. None of the officers or directors of Sphere 3D Corp. serve as officers or directors of our company. In addition, although the Business Combination Agreement provides our sponsor with the right to appoint one director of New Digerati (which director shall be Shawn D. Rochester, our President, Chief Executive Officer and Chairman of our Board of Directors), none of the officers or directors of Sphere 3D Corp. are expected to serve as officers or directors of New Digerati following the Closing of the Business Combination. It is not anticipated that Sphere 3D Corp. and New Digerati will share management, or that any conflicts of interest will arise regarding the respective businesses of New Digerati and Sphere 3D Corp.

Digerati

Unless otherwise indicated or the context otherwise requires, references in this subsection to “we,” “us,” “our” and other similar terms refer to Digerati and its subsidiaries prior to the Business Combination and to New Digerati and its consolidated subsidiaries after giving effect to the Business Combination.

Digerati Technologies, Inc., a Nevada corporation, through its operating subsidiaries in Texas, Florida and California that includes Shift8 Networks, Inc., dba, T3 Communications, T3 Communications, Inc. (both referred to herein as “T3”), Nexogy Inc., and NextLevel Internet, Inc., provides cloud services specializing in Unified Communications as a Service (“UCaaS”) and broadband connectivity solutions for the business market. Digerati’s product line includes a portfolio of Internet-based telephony products and services delivered through its cloud application platform and session-based communication network and network services including Internet broadband, fiber, mobile broadband, and cloud WAN solutions (SD WAN). Digerati provides enterprise-class, carrier-grade services to the small-to-medium-sized business (“SMB”) at cost-effective monthly rates. Digerati’s UCaaS or cloud communication services include fully hosted IP/PBX, video conferencing, mobile applications, Voice over Internet Protocol (“VoIP”) transport, SIP trunking, and customized VoIP services all delivered Only in the Cloud™. Digerati’s broadband connectivity solutions for the delivery of digital oxygen are designed for reliability, business continuity and to optimize bandwidth for businesses using Digerati’s cloud communication services and other cloud-based applications.

Digerati is a currently a public company, the common stock of which is currently quoted on the OTCQB under the symbol “DTGI”.

Merger Sub

Merger Sub is a Delaware corporation and wholly-owned subsidiary of MEOA formed for the purpose of effecting the Business Combination. Merger Sub owns no material assets and does not operate any business. Merger Sub’s principal executive office is located at MEOA’s principal executive offices at 100 Executive Court, Waxahachie, Texas 75165.

Proposals to be Presented to the Stockholders of MEOA at the Special Meeting

The following is a summary of the Proposals to be presented to our stockholders at the Special Meeting. Each of the Proposals below, except the Adjournment Proposal, is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus. The transactions contemplated by the Business Combination Agreement will be consummated only if the Business Combination Proposal and the Condition Precedent Proposals are approved at the Special Meeting.

As discussed in this proxy statement/prospectus, MEOA is asking its stockholders to approve the Business Combination Agreement, pursuant to which, among other things, on the date of Closing, Merger Sub will merge with and into Digerati, with Digerati as the surviving company in the Business Combination and, after giving effect to such Business Combination, Digerati will be a wholly-owned subsidiary of MEOA.

The MEOA Board considered a number of factors pertaining to the Business Combination as generally supporting its decision to enter into the Business Combination Agreement and the transactions contemplated thereby, including but not limited to the following material factors:

•        Unique High-Growth and Highly-Disruptive Business Model.    Digerati’s cloud services and products present a highly disruptive opportunity in connection with the provision of Unified Communications as a Service (“UCaaS”) solutions for the business market. Its product line includes a portfolio of Internet-based telephony products and services delivered through its cloud application platform and session-based communication network and network services including Internet broadband, fiber, mobile broadband, and cloud WAN solutions (SD WAN). Its services are designed to provide enterprise-class, carrier-grade services to the small-to-medium-sized business at cost-effective monthly rates. Its UCaaS or cloud communication services include fully hosted IP/PBX, mobile applications, Voice over Internet Protocol (“VoIP”) transport, SIP trunking, and customized VoIP services all delivered Only in the Cloud™. As a provider of cloud communications solutions to the SMB, Digerati is seeking to capitalize on the migration by businesses from the legacy telephone network to the Internet Protocol telecommunication network and the migration from hardware-based on-premise telephone systems to software-based communication systems in the cloud.

•        Attractive Valuation.    The MEOA Board reviewed the market capitalization, enterprise value and implied valuation multiples of the cloud telecommunications public company peer set, which MEOA management deemed relevant based on its professional judgment and expertise. MEOA compared the same to the implied enterprise value of Digerati determined in accordance with the internal valuation analysis of MEOA management and its advisers. MEOA management found that Digerati’s implied pre-money equity value of approximately $68.7 million added to net debt as of June 30, 2022 for a total of $104.8 million enterprise value equaled 3.25x estimated trailing twelve months proforma revenue of $32.3 million, an attractive valuation relative to the peer set especially in light of Digerati’s growth and projected margin profile. Given the nature of Digerati’s business profile, and accelerated ramp-up in revenue and earnings following the integration of recent acquisitions and the completion of anticipated acquisitions, MEOA felt that the trailing twelve months would be an appropriate period on which to base its primary valuation.

•        Attractive Opportunity for Growth.    Digerati has attractive growth strategies. It is dedicated to expanding its penetration of the SMB, which has largely been ignored by its competitive peer set, by providing superior customer service and breadth of relevant products and solutions at attractive price points. Digerati has made several acquisitions recently and is focused on integrating those recent acquisitions. Additionally, Digerati is anticipated to make more synergistic acquisitions in the future.

•        Financial Condition.    The Board also considered factors such as Digerati’s business operations, general outlook, the expected length of time that Digerati would be able to continue operating its business in the normal course based on its current cash and cash equivalents and expected cash to be received from the Trust Account in connection with the closing of the Business Combination. The Board expects that the net proceeds from the Business Combination, together with Digerati’s available resources and existing cash and cash equivalents, will enable it to fund its operating expenses and capital expenditure in the foreseeable future.

•        Fairness Opinion.    In unanimously approving the Business Combination, the MEOA Board obtained a fairness opinion from Newbridge Securities Corporation. At a meeting of the MEOA Board on August 28, 2022, representatives of Newbridge Securities Corporation delivered to the MEOA Board an oral opinion, which was followed up by the delivery of a written opinion to the MEOA Board, to the effect that, as of such date and based on and subject to various assumptions made, procedures followed, matters considered, limitations on the review undertaken and qualifications, the consideration to be paid by MEOA to Digerati securityholders pursuant to the Business Combination Agreement is fair, from a financial point of view, to MEOA’s stockholders. The fairness opinion that was delivered by Newbridge Securities Corporation to the MEOA Board is described in the section entitled “Opinion of MEOA’s Financial Advisor” beginning on page 78 of this proxy statement/prospectus.

•        Stockholder Liquidity.    The obligation in the Business Combination Agreement to have MEOA Common Stock issued as merger consideration listed on the Nasdaq, a major U.S. stock exchange, has the potential to offer MEOA stockholders greater liquidity.

•        Lock-Up.    The Sponsor has agreed to be subject to a six (6)-month lockup in respect of its New Digerati Common Stock and certain current stockholders, officers and directors of Digerati have agreed to be subject to a six (6)-month lockup in respect of their New Digerati Common Stock, in each case, subject to certain customary exceptions, which will provide important stability to the leadership and governance of New Digerati.

•        Significant Commercial Due Diligence.    The MEOA Board considered the significant amount of commercial and financial due diligence that was undertaken by MEOA management and its advisors.

•        Other Alternatives.    The MEOA Board believes, after a thorough review of other business combination opportunities reasonably available to MEOA, that the Business Combination represents the best initial business combination for MEOA and the most attractive opportunity for MEOA’s management to accelerate its business plan based upon the process utilized to evaluate and assess other potential acquisition targets, and the MEOA Board’s belief that such process has not presented a better alternative.

•        Negotiated Transaction.    The financial and other terms of the Business Combination Agreement and the fact that such terms and conditions are reasonable and were the product of arm’s-length negotiations between MEOA and Digerati.

•        Experienced Management Team.    Digerati’s senior management team and board of directors have decades of experience in the telecommunications and technology industry. For example, Digerati’s Chief Executive Officer, Chief Financial Officer and Executive Chairman have greater than 31, 25 and 23 years of experience respectively in the telecommunications and technology industry.

The Board identified and considered the following factors and risks as weighing negatively against pursuing the Business Combination, although not weighted or in any order of significance:

•        Benefits May Not Be Achieved.    The risk that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe.

•        Liquidation of MEOA.    The risks and costs to MEOA if the Business Combination is not completed, including the risk of diverting management focus and resources from other initial business combination opportunities, which could result in MEOA being unable to effect a business combination on or prior to May 30, 2023 and force MEOA to liquidate.

•        Exclusivity.    The fact that the Business Combination Agreement includes an exclusivity provision that prohibits MEOA from soliciting or engaging in discussions regarding other business combination proposals, which restricts MEOA’s ability, so long as the Business Combination Agreement is in effect, to consider other potential business combinations.

•        COVID-19.    Uncertainties regarding the potential impacts and disruptions of the COVID-19 virus, including with respect to personnel required to operate Digerati’s business.

•        Stockholder Vote.    The risk that MEOA’s stockholders may fail to provide the votes necessary to effect the Business Combination.

•        Redemption Risk.    The potential that a significant number of MEOA’s stockholders elect to redeem their shares prior to the consummation of the Business Combination and pursuant to the Current Charter, which would potentially make the Business Combination more difficult or impossible to complete, and/or reduce the amount of cash available to New Digerati following the Closing.

•        Closing Conditions.    The fact that completion of the Business Combination is conditioned on the satisfaction of certain Closing conditions that are not within MEOA control, including obtaining the applicable regulatory approvals and/or waivers thereof, approval by MEOA stockholders and approval by Nasdaq of the initial listing application in connection with the Business Combination.

•        MEOA Stockholders Receiving a Minority Position in Digerati.    MEOA stockholders will hold a minority position in New Digerati.

•        Litigation.    The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

•        Fees and Expenses.    The fees and expenses associated with completing the Business Combination.

•        Other Risks.    Various other risks associated with the Business Combination, the business of MEOA and the business of Digerati described under the section entitled “Risk Factors.”

After consideration of the factors described above and additional items discussed in the section entitled “Business Combination Proposal — The Board’s Reasons for the Business Combination,” the Board concluded that the Business Combination met all of the requirements disclosed in the prospectus for its Initial Public Offering, including that the business of Digerati had a fair market value of at least 80% of the balance of the funds in the Trust Account (excluding the amount of deferred underwriting discounts held in trust and taxes payable on the interest earned on the Trust Account) at the time of execution of the Business Combination Agreement. For more information about the transactions contemplated by the Business Combination Agreement, see “Business Combination Proposal.”

Consideration to Digerati Equityholders in the Business Combination

In accordance with the terms and subject to the conditions of the Business Combination Agreement, as amended, at the Effective Time, based on an implied equity value of $71,080,810, (i) each share of MEOA Class A Common Stock and MEOA Class B Common Stock issued and outstanding immediately prior to the Effective Time will become one share of New Digerati Common Stock, (ii) each share of Digerati Common Stock as of immediately prior to the Effective Time (including shares of Digerati Common Stock issued prior to the Effective Time upon the exercise of the Post Road Warrant and upon conversion of shares of Digerati preferred stock that are not Rollover Preferred Stock)

will be automatically cancelled and extinguished and converted into a right to receive shares of New Digerati Common Stock, (iii) each share of capital stock of Merger Sub issued and outstanding as of immediately prior to the Effective Time will be automatically cancelled and extinguished and converted into one share of common stock of the Surviving Company, (iv) all Digerati Options will be assumed by New Digerati and thereafter be settled or exercisable for shares of New Digerati Common Stock, (v) all Rollover Warrants (other than the Post Road Warrant, which will be exercised for shares of Digerati Common Stock prior to the Effective Time) will be exchanged for comparable warrants to purchase shares of New Digerati Common Stock; provided, however, that the Bridge Loan Warrants (although they will be assumed by New Digerati) are not a part of the implied equity value of Digerati, and (vi) all shares of Rollover Preferred Stock will thereafter be convertible into shares of New Digerati Common Stock.

For further details, see “Business Combination Proposal — The Business Combination Agreement.”

Conditions to Closing of the Business Combination

The consummation of the Business Combination is conditioned upon, among other things: (i) the approval by our stockholders of the Business Combination Agreement and the Condition Precedent Proposals being obtained; (ii) the applicable waiting period under the HSR Act relating to the Business Combination Agreement having expired or been terminated; and (iii) the approval by Nasdaq of our initial listing application in connection with the Business Combination. Therefore, unless these conditions are waived by the applicable parties to the Business Combination Agreement, the Business Combination Agreement could terminate and the Business Combination may not be consummated. For further details, see “The Business Combination Proposal — Conditions to Closing of the Business Combination.”

The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in part by the underlying disclosure schedules (the “Disclosure Schedules”), which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that the Disclosure Schedules contain information that is material to an investment decision. Additionally, the representations and warranties of the parties to the Business Combination Agreement may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus. Accordingly, no person should rely on the representations and warranties in the Business Combination Agreement or the summaries thereof in this proxy statement/prospectus as characterizations of the actual state of facts about MEOA, the Sponsor, Digerati or any other matter.

MEOA stockholders will be asked to vote on the following Proposals at the Special Meeting:

1.      The Business Combination Proposal — to adopt and approve the Business Combination Agreement and approve the Business Combination.

2.      The Charter Amendment Proposal — to approve, assuming the Business Combination Proposal is approved and adopted, the Proposed Charter, which will amend and restate the Current Charter, and which Proposed Charter will be in effect when duly filed with the Secretary of State of the State of Delaware in connection with the Closing.

3.      The Advisory Charter Amendment Proposals — to approve, on a non-binding advisory basis, the following material differences between the Proposed Charter and the Current Charter, which are being presented in accordance with the requirements of the SEC as five (5) separate sub-proposals:

(a)     Advisory Charter Proposal A — to change the corporate name of New Digerati to “Verve Technologies Corporation”;

(b)    Advisory Charter Proposal B — to reclassify MEOA’s existing 100,000,000 authorized shares of Class A Common Stock into 100,000,000 authorized shares of common stock (after giving effect to the conversion of each outstanding share of Class B Common Stock to Class A Common Stock under the terms of the Current Charter);

(c)     Advisory Charter Proposal C — to divide the New Digerati board of directors into three classes with staggered three-year terms, rather than two classes with staggered two-year terms;

(d)    Advisory Charter Proposal D — to provide that the removal of any director be only for cause and only by the affirmative vote of holders of at least 66 2/3% of New Digerati’s then outstanding shares entitled to vote at an election of directors, rather than a simple majority; and

(e)     Advisory Charter Proposal E — to make New Digerati’s corporate existence perpetual as opposed to MEOA’s corporate existence, which is required to be dissolved and liquidated if MEOA does not complete an initial business combination on or prior to May 30, 2023, and to remove from the Proposed Charter the various provisions applicable only to blank check companies.

4.      The Nasdaq Stock Issuance Proposal — to approve, assuming the Business Combination Proposal is approved and adopted, for purposes of complying with Nasdaq Listing Rule 5635, the issuance of up to 7,108,081 newly issued shares of New Digerati Common Stock in the Business Combination, which amount will be determined as described in more detail in the accompanying proxy statement/prospectus under the heading titled “Business Combination Proposal — Ownership of New Digerati”.

5.      The Director Election Proposal — to approve, assuming the Business Combination Proposal is approved and adopted, the appointment of seven directors who, upon consummation of the Business Combination, will become directors of New Digerati.

6.      The Equity Incentive Plan Proposal — to approve, assuming the Business Combination Proposal is approved and adopted, the Verve Technologies Corporation 2023 Stock and Incentive Plan, a copy of which is attached as an exhibit to the accompanying proxy statement/prospectus, which will become effective on the later of the date on which it is approved by our stockholders and the Closing of the Business Combination.

7.      The NTA Proposal — to approve, assuming the Business Combination Proposal is approved and adopted, amendments to the Current Charter, which amendments shall be effective, if adopted and implemented by MEOA, prior to the consummation of the proposed Business Combination, to remove from the Current Charter requirements limiting MEOA’s ability to redeem shares of MEOA Class A Common Stock and consummate an initial business combination if the amount of such redemptions would cause MEOA to have less than $5,000,001 in net tangible assets.

8.      The Adjournment Proposal — to approve a proposal to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, there are not sufficient votes to approve the Business Combination Proposal, the Charter Amendment Proposal, the Advisory Charter Amendment Proposals, the Nasdaq Stock Issuance Proposal, the Director Election Proposal, the Equity Incentive Plan Proposal or the NTA Proposal, or we determine that one or more of the Closing conditions under the Business Combination Agreement is not satisfied or waived.

Emerging Growth Company

MEOA is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. MEOA has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, MEOA, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of MEOA’s financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

We will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of MEOA’s Initial Public Offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter; and (ii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three (3)-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.

Smaller Reporting Company

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of our common stock held by non-affiliates exceeds $250 million as of the prior June 30, or (ii) our annual revenues exceeded $100 million during such completed fiscal year and the market value of our common stock held by non-affiliates exceeds $700 million as of the prior June 30.

Summary Risk Factors

In evaluating the Business Combination and the Proposals to be considered and voted on at the Special Meeting, you should carefully review and consider the risk factors set forth under the section entitled “Risk Factors” beginning on page 12 of this proxy statement/prospectus. Some of these risks related to are summarized below. References in the summary below to “Digerati” generally refer to Digerati in the present tense or to New Digerati from and after the Business Combination.

The following summarizes certain principal factors that make an investment in New Digerati speculative or risky, all of which are more fully described in the “Risk Factors” section below. This summary should be read in conjunction with the “Risk Factors” section and should not be relied upon as an exhaustive summary of the material risks facing MEOA’s, Digerati’s and/or New Digerati’s business.

Risks Related to Digerati’s Financial Condition

•        Digerati has a history of operating losses and anticipates future losses that will result in significant liquidity and cash flow problems, and Digerati may never achieve or sustain profitability.

•        Digerati’s auditors have expressed doubts about Digerati’s ability to continue as a going concern. If Digerati was forced to cease its business and operations, you would lose your investment in the company.

•        New Digerati will need additional financing that it may not be able to obtain on acceptable terms, if at all.

Risks Related to Digerati’s Business Operations

•        The communications industry is very competitive, and some of Digerati’s competitors have superior resources that may place Digerati at a disadvantage.

•        If New Digerati fails to adapt to rapid changes in the market for cloud communications services, then our products and services could become obsolete.

•        Security breaches and other disruptions could disrupt Digerati’s business, result in the disclosure of confidential information, damage its reputation, and create significant financial and legal exposure.

Risks Related to Regulation of Digerati’s Business Operations

•        Digerati and its industry are expected to remain highly regulated, and it could incur substantial compliance costs that could constrain its ability to compete in its target markets.

•        Changes in laws and regulations and the interpretation and enforcement of such laws and regulations could adversely impact Digerati’s financial results or ability to conduct business.

Risks Related to New Digerati Common Stock

•        In connection with the Closing of the Business Combination, Digerati will issue a substantial number of shares of New Digerati Common Stock which will dilute Digerati’s existing shareholders.

•        The market price of New Digerati Common Stock is likely to be volatile, which could result in substantial losses for investors.

General Digerati Risk Factors

•        New Digerati will depend on its key management personnel and the loss of their services could adversely affect its business.

•        If New Digerati fails to develop or maintain an effective system of internal control over financial reporting, it may not be able to accurately report its financial results or prevent financial fraud. As a result, current and potential stockholders could lose confidence in its financial reporting.

Risks Related to Being a Public Company

•        New Digerati has limited experience operating as a United States public company that is listed on a national securities exchange and may not be able to adequately develop and implement the governance, compliance, risk management and control infrastructure and culture required for a public company that is listed on a national securities exchange, including compliance with the Sarbanes Oxley Act.

•        New Digerati may not be able to consistently comply with all of Nasdaq’s Listing Rules.

•        New Digerati may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

Risks Related to MEOA’s Business and the Business Combination

•        MEOA will be forced to liquidate the Trust Account if it cannot consummate a business combination on or prior to May 30, 2023.

•        If the conditions to the Business Combination Agreement are not met, the Business Combination may not occur.

•        If third parties bring claims against MEOA, the proceeds held in the trust could be reduced and the per-share redemption amount received by MEOA’s stockholders may be less than $11.15 per share (based on the amount in the Trust Account as of the Record Date) and MEOA’s stockholders may be held liable for claims by third parties against MEOA to the extent of distributions received by them upon redemption of their shares.

•        MEOA is requiring stockholders who wish to redeem their Public Shares in connection with a proposed business combination to comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline for exercising their rights.

•        MEOA’s Sponsor, directors, and officers may have certain conflicts in determining to recommend the acquisition of Digerati, since certain of their interests, and certain interests of their affiliates and associates, are different from, or in addition to, your interests as a stockholder.

•        MEOA’s stockholders will experience immediate dilution as a consequence of, among other transactions, the issuance of Common Stock as consideration in the Business Combination. Having a minority share position may reduce the influence that MEOA’s current stockholders have on the management of New Digerati.

•        There are risks to MEOA’s stockholders who are not affiliates of the Sponsor of becoming stockholders of New Digerati through the Business Combination rather than acquiring securities of Digerati directly in an underwritten public offering, including no independent due diligence review by an underwriter and conflicts of interest of the Sponsor.

SELECTED HISTORICAL FINANCIAL DATA OF MEOA

MEOA’s statement of operations data for the fiscal year ended December 31, 2022 and balance sheet data as of December 31, 2022 are derived from MEOA’s audited financial statements included elsewhere in this proxy statement/prospectus.

The historical results of MEOA included below and elsewhere in this proxy statement/prospectus are not necessarily indicative of the future performance of MEOA. You should read the following selected financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of MEOA” and the financial statements and the related notes appearing elsewhere in this proxy

Statement of Operations Data:	For the year ended December 31, 2022	For the Period from February 18, 2021 (inception) through December 31, 2021
Revenues	$—	$—
Loss from operations	(1,981,253)	(560,530)
Change in fair value of warrant liabilities	6,659,839	7,205,376
Offering costs allocated to warrants	—	(741,209)
Interest income earned on cash in Trust Account	1,515,362	2,577
Capital Gains on trust	8	—
Income tax provision	253,660	—
Net income	5,940,296	5,906,214

Weighted average shares outstanding – basic and diluted
Class A Common Stock	1,885,752	5,010,118
Class B Common Stock	3,162,500	2,543,967

Basic and diluted net income (loss) per share
Class A Common Stock	1.18	0.78
Class B Common Stock	1.18	0.78
Balance Sheet Data:	As of December 31, 2022	As of December 31, 2021
Cash	$407,250	$264,755
Prepaid expenses	232,458	372,468
Trust Account	10,297,411	128,400,078
Prepaid expenses – noncurrent	—	231,243
Total assets	10,937,119	129,268,544
Total liabilities	9,230,907	12,698,236
Value of Class A Common Stock subject to redemption	9,997,947	128,397,500
Stockholders’ (deficit)	(8,291,735)	(11,827,192)

SELECTED HISTORICAL FINANCIAL DATA OF DIGERATI

Digerati’s statement of operations data for the years ended July 31, 2022 and 2021 and balance sheet data as of July 31, 2022 and 2021 are derived from Digerati’s audited financial statements included elsewhere in this proxy statement/prospectus. Digerati’s statement of operations data for the quarter ended January 31, 2023, and balance sheet data as of January 31, 2023, are derived from Digerati’s unaudited financial statements included elsewhere in this proxy statement/prospectus.

The historical results of Digerati included below and elsewhere in this proxy statement/prospectus are not necessarily indicative of the future performance of Digerati. You should read the following selected financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Digerati” and the financial statements and the related notes appearing elsewhere in this proxy statement/prospectus.

(In thousands, except per share amounts)

Statement of Operations Data:	For the Three months ended January 31, 2023	For the year ended July 31, 2022	For the year ended July 31, 2021
Total Operating Revenues	$7,941	$24,154	$12,416
Operating Loss	(1,565)	(3,676)	(2,398)
Total other income (expense).	1,461	(5,678)	(14,617)
Net income (loss) attributable to Digerati’s common shareholders	220	(8,032)	(16,703)

Weighted average shares outstanding – diluted	262,728,841	139,594,358	129,411,947

Diluted net loss per share	$(0.01)	$(0.05)	$(0.13)
Balance Sheet Data:	As of January 31, 2023	As of July 31, 2022	As of July 31, 2021
Cash and cash equivalents	$2,203	$1,509	$1,489
Prepaid and other current assets	422	383	232
Property and equipment, net	1,502	1,647	529
Total assets	40,963	41,685	16,520
Total liabilities	69,201	67,503	33,374
Stockholders’ deficit	(28,238)	(25,818)	(16,854)

RISK FACTORS

The following risk factors will apply to our business and operations following the completion of the Business Combination. These risk factors are not exhaustive and investors are encouraged to perform their own investigation with respect to the business, prospects, financial condition and operating results of Digerati and our business, prospects, financial condition and operating results following the completion of the Business Combination. You should carefully consider the following risk factors in addition to the other information included in this proxy statement/prospectus, including matters addressed in the section titled “Cautionary Note Regarding Forward-Looking Statements,” before deciding how to vote your shares of MEOA Common Stock. We may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may also impair our business, prospects, financial condition or operating results. The following discussion should be read in conjunction with our financial statements and the financial statements of Digerati and the notes to the financial statements included herein.

Risks Related to Digerati’s Financial Condition

Digerati has a history of operating losses and anticipates future losses that will result in significant liquidity and cash flow problems, and Digerati may never achieve or sustain profitability.

Digerati has incurred losses most years since its inception and has an accumulated deficit of approximately $118.2 million as of January 31, 2023. Its operations have been financed primarily through the issuance of equity and debt. For the year ended July 31, 2022, its net loss including noncontrolling interest was $9,354,000 and cash used in operating activities was $1,960,000, for the three months ended January 31, 2023, its net loss including noncontrolling interest was approximately $0.1 million, and for the six months ended, its cash used in operating activities was approximately $2.0 million. Digerati expects operating losses and negative cash flow to continue for the foreseeable future. Its continued existence is dependent upon, among other things, its ability to raise capital and to market and sell its products and services successfully. While it is attempting to increase sales, growth has not been significant enough to support daily operations and there is no assurance that Digerati will continue as a going concern. If Digerati is unable to achieve annual profitability, it may not be able to execute its business plan, its prospects may be harmed, and its stock price could be materially and adversely affected.

Digerati’s auditors have expressed doubts about Digerati’s ability to continue as a going concern. If Digerati was forced to cease its business and operations, you would lose your investment in the company.

Digerati’s revenues are not sufficient to enable it to meet its operating expenses and otherwise implement its business plan. The report of Digerati’s independent registered public accounting firm on Digerati’s financial statements for the year ended July 31, 2022, contains an explanatory paragraph raising doubt as to Digerati’s ability to continue as a going concern as a result of its losses from operations, stockholders’ deficit, and negative working capital. Digerati’s consolidated financial statements, which appear elsewhere in this prospectus, are prepared assuming that we will continue as a going concern. The financial statements do not include any adjustments to reflect future adverse effects on the recoverability and classification of assets or amounts and classification of liabilities that may result if Digerati is not successful.

New Digerati will need additional financing that it may not be able to obtain on acceptable terms, if at all.

Digerati’s current operations are not sufficient to fund its operating expenses and it will need to raise additional working capital to continue its current business and to provide funds for marketing to support its efforts to increase its revenues. While to date Digerati has relied upon the relationships of its executive officers in its capital raising efforts, there are no assurances that it will be successful utilizing these existing sources. In such an event, New Digerati could be required to engage a broker-dealer to assist it in its capital raising efforts. Even if New Digerati is successful in finding a broker-dealer willing to assist it in raising capital, there are no assurances that the terms of financings offered by a broker-dealer will be as favorable as those Digerati has offered its investors to date. While Digerati does not have any commitments to provide additional capital, if New Digerati is able to raise capital, the structure of that capital raise could impact New Digerati and its stockholders in a variety of ways. If New Digerati was to raise additional capital through the issuance of debt, this will result in interest expense. If we do not raise funds as needed, our ability to provide for current working capital needs and satisfy our obligations is in jeopardy. In this event, you could lose all of your investment in the Company.

If New Digerati raises additional funds through the issuance of equity or convertible debt securities, the percentage ownership of New Digerati held by existing stockholders will be reduced and those stockholders may experience significant dilution. In addition, new securities may contain certain rights, preferences or privileges that are senior to those of New Digerati Common Stock. New Digerati cannot assure you that we will be able to raise the working capital as needed in the future on terms acceptable to us, if at all.

Risks Related to Digerati’s Business Operations

The communications industry is very competitive, and some of Digerati’s competitors have superior resources that may place Digerati at a disadvantage.

Digerati faces competition in every aspect of its business. Its competitors include cable companies, wireless and wireline carriers, satellite, fiber “overbuilders,” and companies that provide no-carrier cellphones, whereby all communications are charged as data, or smartphone applications that transmit data in this manner, known as over-the-top or “OTT companies,” some of which may be subject to less regulation than Digerati is. These entities may provide services competitive with the services that Digerati offers or intends to introduce. New entrants seeking to gain market share by introducing new technology and new products may also make it more difficult for Digerati to sell its products and could create increased pricing pressure.

Digerati expects competition to continuously intensify as other established and new companies introduce new products in the same markets that Digerati serves or intends to enter as these markets consolidate. Digerati’s business will suffer if it does not maintain its competitiveness.

Industry consolidation, acquisitions, and other arrangements among competitors may adversely affect Digerati’s competitiveness because it may be more difficult to compete with entities that have access to their combined resources. As a result of such consolidations, acquisitions, or other arrangements, Digerati’s current and potential competitors might be able to adapt more quickly to new technologies and consumer preference, devote greater resources to the marketing and promotion of their products, initiate or withstand price competition, and take advantage of acquisitions or other opportunities more readily and develop and expand their products more quickly than Digerati does or New Digerati will be able to. These combinations may also affect customers’ perceptions regarding the viability of companies Digerati’s size and, consequently, affect their willingness to purchase Digerati’s products.

Many of the companies against which Digerati competes have significantly greater financial, technical, marketing, distribution, and other resources than Digerati does and New Digerati will have and are better positioned to acquire and offer complementary products and technologies. In addition, some of these competitors have less debt, and are able to raise capital at a lower cost than New Digerati will be able to. Consequently, some of these competitors may be able to develop and expand their communications and network infrastructures more quickly, adapt more swiftly to new or emerging technologies and changes in customer requirements, and take advantage of acquisition and other opportunities more readily than New Digerati will be able to.

Further, as New Digerati moves into new markets for different types of products, its brand may not be as well-known as incumbents in those markets. Potential customers may prefer to purchase from their existing suppliers or well-known brands rather than a new supplier, regardless of product performance or features. As we enter new markets, we expect to face competition from incumbent and new market participants and there is no assurance that its entry into new markets will be successful.

If New Digerati fails to adapt to rapid changes in the market for cloud communications services, then our products and services could become obsolete.

The communications industry is constantly and rapidly evolving as New Digerati and our competitors introduce new and enhanced products and services and react to changes in the cloud communications services industry and customer demands. We may not be able to develop or acquire new products and plans or product and plan enhancements that compete effectively with present or emerging cloud communications services technologies or differentiate our products and plans based on functionality and performance. Similarly, the need to replace or upgrade our infrastructure to keep pace with technological changes could result in significant capital expenditures. If we do not replace or upgrade technology and equipment and manage broadband speeds and capacity as necessary, we may be unable to compete effectively because we will not be able to meet the needs or expectations of our customers.

We also are subject to the risk of future disruptive technologies. New products based on new technologies or new industry standards could render our existing products obsolete and unmarketable. Similarly, the need to replace or upgrade our infrastructure to keep pace with technological changes could result in significant capital expenditures, but not making such upgrades could have a negative impact on our ability to compete effectively. As a result, if new technologies develop that can deliver competing voice and messaging services at lower prices, better, or more conveniently, it could have a material adverse effect on our business, prospects, financial condition, and results of operations.

Security vulnerabilities in Digerati’s products, services, and systems could lead to reduced revenues and claims against us.

The quality and performance of some of Digerati’s products and services may depend upon their ability to withstand cyber-attacks. Third parties may develop and deploy viruses, worms, and other malicious software programs, some of which may be designed to attack its products, systems, or networks. Some of its products and services also involve the storage and transmission of users’ and customers’ proprietary information that may be the target of cyber-attacks. Hardware and software that it produces or procures from third parties also may contain defects in manufacture or design, including bugs and other problems, which could compromise their ability to withstand cyber-attacks.

The costs to Digerati to eliminate or alleviate security vulnerabilities can be significant, and its efforts to address these problems may not be successful and could result in interruptions, delays, cessation of service, and the loss of existing or potential customers that may impede its sales, manufacturing, distribution, or other critical functions, as well as result in potential liability to Digerati. The risk that these types of events could seriously harm its business is likely to increase as it expands the web-based products and services that it offers.

Security breaches and other disruptions could disrupt Digerati’s business, result in the disclosure of confidential information, damage its reputation, and create significant financial and legal exposure.

Digerati relies on network and information systems and other technology, and its operations are dependent upon its ability to protect its systems against damage from physical break-ins, cybersecurity breaches, and other disruptive problems caused by Internet problems, other users, or unrelated third parties. Further, its continued operation and growth depends in part on the ability of its existing and potential customers to use and access its website or its cloud services in order to download its on-premises software or encrypted access keys for its software within an acceptable amount of time. Digerati has experienced, and may in the future experience, website and cloud service disruptions, storage failures, outages, and other performance problems due to a variety of factors, including infrastructure changes, human or software errors, capacity constraints due to an overwhelming number of users accessing its website and services simultaneously, unauthorized access, denial of service, security, or ransomware attacks. In some instances, Digerati may not be able to identify the cause or causes of these website or service performance problems within an acceptable period of time. It may become increasingly difficult to maintain and improve its website and service performance, especially during peak usage times and as its offerings become more complex and its user traffic increases. If its website or cloud services are unavailable or if its users are unable to download its software or encrypted access keys within a reasonable amount of time or at all, its business would be negatively affected. Digerati expects to continue to make significant investments to maintain and improve website and service performance and to enable rapid releases of new features. To the extent that it does not effectively address capacity constraints, upgrade its systems as needed, and continually develop its technology and network architecture to accommodate actual and anticipated changes in technology, its business and operating results may be adversely affected.

The occurrence of any system failures, interruption, or breach of security could damage Digerati’s reputation and result in a loss of customers and business or expose it to litigation and possible financial liability. Any of these events could have a material adverse effect on its financial condition and results of operations.

Further, Digerati’s offerings involve the storage and transmission of data, and security breaches could result in the loss of this information, litigation, indemnity obligations, and other liability. Digerati may become the target of cyber-attacks by third parties seeking unauthorized access to its data or users’ data or to disrupt its ability to provide service. While Digerati has taken steps to protect the confidential information to which it has access, including confidential information that it may obtain through its customer support services or customer usage of its cloud services, its security measures or those of its third-party service providers could be breached or Digerati could suffer data loss. Computer malware, viruses, social engineering (predominantly spear phishing attacks), and general hacking have become more prevalent in Digerati’s industry, particularly against cloud services. In addition, Digerati does not directly control content that customers store in its offerings. If customers use its offerings for the transmission or storage of personally identifiable information and its security measures are or are believed to have been breached as a result of third-party action, employee error, malfeasance, or otherwise, Digerati’s reputation could be damaged, its business may suffer, and we could incur significant liability.

Digerati also processes, stores, and transmits its own data as part of its business and operations. This data may include personally identifiable, confidential, or proprietary information. There can be no assurance that any security measures that Digerati or its third-party service providers have implemented will be effective against current or future security threats. While Digerati has developed systems and processes to protect the integrity, confidentiality, and security of its data, its security measures or those of its third-party service providers could fail and result in unauthorized access to or disclosure, modification, misuse, loss, or destruction of such data.

As there are many different security breach techniques and such techniques continue to evolve, Digerati may be unable to anticipate attempted security breaches and implement adequate preventative measures. Third parties may also conduct attacks designed to temporarily deny customers access to its cloud services. Any security breach or other security incident, or the perception that one has occurred, could result in a loss of customer confidence in the security of Digerati’s offerings and damage to its brand, reduce the demand for its offerings, disrupt normal business operations, require Digerati to spend material resources to investigate or correct the breach, expose it to legal liabilities, including litigation, regulatory enforcement, and indemnity obligations, and adversely affect its revenues and operating results. These risks may increase as Digerati continues to grow the number and scale of its cloud services, and process, store, and transmit increasingly large amounts of data.

Although Digerati has developed systems and processes that are designed to protect customer information and prevent data loss and other security breaches, including systems and processes designed to reduce the impact of a security breach at a third-party vendor, such measures cannot provide absolute security.

A failure of back-office information technology systems could adversely affect Digerati’s results of operations and financial condition.

The efficient operation of Digerati’s business depends on back-office information technology systems. Digerati uses third-party technology and systems for a variety of reasons, including, without limitation, encryption and authentication technology, employee email, content delivery to customers, back-office support, and credit card processing. A failure of its information technology systems to perform as anticipated could disrupt its business and result in a failure to collect accounts receivable, transaction errors, processing inefficiencies, and the loss of sales and customers, causing its reputation and results of operations to suffer. In addition, information technology systems may be vulnerable to damage or interruption from circumstances beyond Digerati’s control, including fire, natural disasters, systems failures, security breaches, and viruses. Any such damage or interruption could have a material adverse effect on its business, operations, and financial results.

Digerati employs multiple and evolving pricing models for its offerings.

Digerati offers a subscription model for cloud services. Digerati offers its services in a variety of packages for each of its product lines that includes UCaaS, WAN, SD WAN, and broadband solutions. Each of these product lines have different payment schedules and, depending on how many of these services are bundled together, Digerati’s revenues or deferred revenues could be adversely affected.

Digerati may be adversely affected by the continuing COVID-19 pandemic.

The outbreak of COVID-19 and the resulting economic downturn adversely affected the financial markets and the economy more generally, which could adversely impact Digerati’s and New Digerati’s business. The markets remain volatile and the economic outlook remains uncertain.

Potential longer-term impacts of COVID-19 on Digerati’s business include the potential for higher borrowing costs, and additional financing needs. Such developments could materially and adversely affect Digerati’s financial condition, which could have a negative effect on the market price of New Digerati Common Stock. The extent to which the COVID-19 pandemic will ultimately affect Digerati’s business, however, is unknown and will depend, among other things, on the duration of the pandemic (including the ultimate impact of the omicron variant and the emergence of new variants and sub-variants), the effectiveness of COVID-19 vaccines against the omicron variant and sub-variants and other future variants and sub-variants, the actions undertaken by national, state, and local governments and health officials to contain the virus or mitigate its effects and the extent to which they are accepted by the public, the development of effective therapies, and how quickly and to what extent economic conditions improve and normal business and operating conditions resume and remain stable.

It is also unknowable what impacts future pandemics or health emergencies may bring.

Risks Related to Regulation of Digerati’s Business Operations

Digerati and its industry are expected to remain highly regulated, and it could incur substantial compliance costs that could constrain its ability to compete in its target markets.

As a competitive local exchange carrier in California, Texas, and Florida, some of the services Digerati’s offer are subject to significant regulation by federal, state, and local authorities. This regulation could impact Digerati’s ability to change its rates, especially on its basic voice services and its access rates and could impose substantial compliance costs on Digerati. In addition, changes to the regulations that govern Digerati’s business may have an adverse effect on its business by reducing the allowable fees that we may charge, imposing additional compliance costs, or otherwise changing the nature of its operations and the competition in its industry. At this time, it is unknown how these regulations, regulatory oversight, or changes to these regulations will affect its operations or ability to compete in the future.

Changes in laws and regulations and the interpretation and enforcement of such laws and regulations could adversely impact Digerati’s financial results or ability to conduct business.

Digerati is subject to a variety of federal and state laws and regulations as well as oversight from a variety of governmental agencies and the FCC. Digerati is subject to the same FCC regulations applicable to telecommunications companies, as well as regulation by the public utility commission in these states. Specific regulations vary on a state-by-state basis, but generally include the requirement to register or seek certification to provide Digerati’s services, to file and update tariffs setting forth the terms, conditions and prices for its intrastate services and to comply with various reporting, record-keeping, surcharge collection, and consumer protection requirements. The FCC, state legislatures, and the applicable state agencies may in the future pass new laws or regulations that subject Digerati and the services it provides to regulation in line with those that currently govern traditional telecommunications services and providers or otherwise change existing laws and regulations in ways that harm its business. Even in the absence of changes to existing laws and regulations, federal or state governmental agencies administering and enforcing existing laws and regulations may choose to interpret and apply them in ways that harm Digerati’s business. These interpretations are also subject to change. Regulatory action could materially impair or force Digerati to change its business model and may adversely affect its revenue, increase its compliance costs, and reduce its profitability. In addition, governmental agencies such as the SEC, Internal Revenue Service, Federal Trade Commission, FCC, and state taxing authorities may conclude that Digerati has violated federal laws, state laws, or other rules and regulations, and it could be subject to fines, penalties, or other actions that could adversely impact its financial results or its ability to conduct business.

The effect of any future laws, regulations, and orders on Digerati’s operations, including, but not limited to, its cloud-based communications and collaboration services, cannot be determined. As a general matter, however, increased regulation increases service costs that may or may not be recoverable from Digerati’s customers, which could result in making its services less competitive with traditional telecommunications services if it increases its prices or decreasing its profit margins if it attempts to absorb such costs.

Federal, state, local, and foreign governmental organizations are also considering proposals that would regulate and/or tax applications running over the Internet. Digerati cannot predict whether new taxes will be imposed on its services and whether and how its services would be affected thereby. Increased regulation of the Internet may decrease its growth and hinder technological development, which may negatively impact the cost of doing business via the Internet or otherwise materially adversely affect its business, financial condition, and results of operations.

Digerati’s telecommunications services are required to comply with industry standards, FCC regulations, and privacy laws as well as certain state and local jurisdiction-specific regulations. Failure to comply with existing laws and any new laws that may become applicable to Digerati may subject it to penalties, increase its operation costs, and may also require it to modify existing products and/or services.

The acceptance of telecommunications services is dependent upon Digerati meeting certain industry standards. Digerati is required to comply with certain rules and regulations of the FCC regarding safety standards. Standards are continuously being modified and replaced. As standards evolve, Digerati may be required to modify its existing products or develop and support new versions of its products. Digerati must comply with certain federal, state, and local requirements regarding how Digerati interacts with its customers, including marketing practices, consumer protection, privacy, billing issues, and the quality of service Digerati provides to its customers. The failure of Digerati’s products and services to comply, or delays in compliance, with various existing and evolving standards could delay future offerings and impact its sales, margins, and profitability.

Digerati is subject to Federal laws and FCC regulations that require it to protect customer information. While Digerati has protections in place to protect customer information, there is no assurance that its systems will not be subject to failure or intentional fraudulent attack. The failure to protect required information could subject Digerati to penalties and diminish the confidence its customers have in its systems, which could negatively affect results. While Digerati tries to comply with all applicable data protection laws, regulations, standards, and codes of conduct, as well as its own posted privacy policies and contractual commitments to the extent possible, any failure by Digerati to protect its users’ privacy and data, including as a result of its systems being compromised by hacking or other malicious or surreptitious activity, could result in a loss of user confidence in its services and ultimately in a loss of users, which could materially and adversely affect its business as well as subject it to law suits, civil fines and criminal penalties.

Governmental entities, class action lawyers, and consumer advocates are reviewing the data collection and use by companies that must maintain such data. Digerati’s own requirements as well as regulatory codes of conduct, enforcement actions by regulatory agencies, and lawsuits by other parties could impose additional compliance costs on it as well as subject it to unknown potential liabilities. These evolving laws, rules, and practices may also curtail Digerati’s current business activities, which may delay or affect its ability to become profitable and also affect its customers and other business opportunities.

Digerati is also subject to the privacy and data protection-related obligations in its contracts with its customers and other third parties. Any failure, or perceived failure, to comply with federal, state, or international laws, or to comply with its contractual obligations related to privacy, could result in proceedings or actions against Digerati that could result in significant liability and harm to its reputation. Additionally, third parties with whom Digerati contracts may violate or appear to violate laws or regulations that could subject it to the same risks.

Risks Related to New Digerati Common Stock

As a result of, or following, the Closing of the Business Combination, a substantial number of shares of New Digerati Common Stock will be issued or issuable to Digerati Equityholders other than the holders of Digerati Common Stock, which will dilute the existing holders of Digerati Common Stock.

As a result of, or following, the Closing of the Business Combination a substantial number of shares of New Digerati Common Stock will be issued or issuable to Digerati Equityholders. While not all of these shares are used in calculations of the number and percentage of shares of New Digerati Common Stock to be issued and outstanding immediately following the Closing of the Business Combination as described under the Section titled “Share Calculations and Ownership Percentages” above in this proxy statement/prospectus, all of these shares are issuable as a result of the Closing of the Business Combination. These issued or issuable shares are: (i) 2,853,522 shares of New Digerati Common Stock will be issued or issuable to the holders of the issued and outstanding shares of Digerati’s convertible preferred stock; (ii) 1,821,784 shares of New Digerati Common Stock will be issued or issuable to the holders of the Digerati Options and the Digerati Warrants (consisting of (x) 1,431,335 shares of New Digerati Common Stock that will be issued to Post Road or its affiliates following the exercise of the PRG Warrant into shares of Digerati Common Stock prior to the Closing of the Business Combination (y) 253,878 shares of New Digerati Common Stock issuable upon exercise of the Bridge Loan Warrants and (z) 136,571 shares of New Digerati Common Stock issuable upon exercise of the (a) Digerati Options and (b) the Digerati Warrants other than the PRG

Warrant and the Bridge Loan Warrants); (iii) 52,501 shares of New Digerati Common Stock will be issued to the minority shareholders of T3 Communications, Inc., a Nevada entity that is a majority-owned subsidiary of Digerati; (iv) 240,000 shares of New Digerati Common Stock will be issued to Maxim in connection with the advisory services that it has provided to Digerati in connection with the Business Combination (v) approximately 550,000 shares issuable upon the conversion of convertible promissory notes issued by Digerati prior to the Closing (if New Digerati does not repay those convertible promissory notes prior to conversion); and (vi) approximately 100,000 shares issuable to Skynet Telecom LLC pursuant to an asset purchase agreement entered into by Digerati in December 2021.

The market price of New Digerati Common Stock is likely to be volatile, which could result in substantial losses for investors.

The market price of Digerati Common Stock has been and the market price of New Digerati Common Stock is likely to be highly volatile, and investors in New Digerati Common Stock may experience a decrease, which could be substantial, in the value of their common stock or the loss of their entire investment in New Digerati for a number of reasons, including reasons unrelated to its operating performance or prospects. The market price of New Digerati Common Stock could fluctuate widely in response to various factors, many of which are beyond New Digerati’s control, including those described elsewhere in this “Risk Factors” section as well as the following:

•        technological innovations or new products and services by New Digerati or its competitors;

•        additions or departures of key personnel;

•        sales of New Digerati Common Stock, particularly under any registration statement for the purposes of selling any other securities, including management shares;

•        negative sentiment from investors, customers, vendors, and strategic partners due to doubt about New Digerati’s ability to continue as a going concern;

•        New Digerati’s ability to execute its business plan;

•        operating results that fall below expectations;

•        loss of any strategic relationship;

•        industry developments;

•        economic and other external factors; and

•        period-to-period fluctuations in New Digerati’s financial results.

Further, broad market and industry factors may have a material adverse effect on the market price of New Digerati Common Stock regardless of its actual operating performance. In addition, the securities markets have from time-to-time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also significantly adversely the market price of New Digerati Common Stock.

New Digerati can sell additional shares of common stock and preferred stock without consulting shareholders and without offering shares to existing shareholders, which could diminish the rights of holders of New Digerati Common Stock and make a change of control of us more difficult even if it might benefit its shareholders.

The New Digerati Board is authorized, without shareholder action, to issue additional shares of New Digerati Common Stock as well as additional shares of New Digerati preferred stock in one or more series and to fix the voting powers, preferences, and other rights and limitations of such preferred stock. New Digerati may issue additional shares of preferred stock with a preference over its common stock with respect to dividends or distributions on liquidation or dissolution, or that may otherwise adversely affect the voting or other rights of the holders of New Digerati Common Stock. Issuances of preferred stock, depending upon the rights, preferences, and designations of the preferred stock, may have the effect of delaying, deterring, or preventing a change of control of New Digerati, even if that change of control might benefit its shareholders. In addition, the existence of authorized shares of common stock and preferred stock could have the effect of rendering more difficult or discouraging hostile takeover attempts, or of facilitating a negotiated acquisition, and could affect the market for and price of New Digerati Common Stock. As holders of New Digerati Common Stock do not have preemptive rights to purchase shares of its capital stock (that is, the right to purchase a stockholder’s pro rata share of any securities that New Digerati issues in the future), any future offering of capital stock could have a dilutive effect on holders of New Digerati Common Stock.

Offers or availability for sale of a substantial number of shares of New Digerati Common Stock may cause its price to decline.

Sales of a significant number of shares of New Digerati Common Stock in the public market could harm its market price and make it more difficult for us to raise funds through future offerings of New Digerati Common Stock. As additional shares of New Digerati Common Stock become available for resale in the public market, the supply of New Digerati Common Stock will increase, which could decrease its price.

In addition, if its shareholders sell substantial amounts of New Digerati Common Stock in the public market, upon the expiration of any statutory holding period under Rule 144 under the Securities Act, upon the expiration of lock-up periods applicable to outstanding shares, or upon the exercise of outstanding options or warrants, it could create a circumstance commonly referred to as an “overhang,” in anticipation of which the market price of New Digerati Common Stock could fall. The existence of an overhang, whether or not sales have occurred or are occurring, could also make it more difficult for New Digerati to raise additional financing through the sale of equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

General Digerati Risk Factors

New Digerati will depend on its key management personnel and the loss of their services could adversely affect its business.

Digerati relies and New Digerati will rely heavily upon the efforts and abilities of Arthur L. Smith, its Chief Executive Officer, and Antonio Estrada Jr., its Chief Financial Officer. If New Digerati lost the services of either of its executive officers, it may not be able to find appropriate replacements on a timely basis, which could have a material adverse effect on its business, operations, revenues, and prospects. Digerati maintains a $2 million key man life insurance policy for each of Messrs. Smith and Mr. Estrada.

If New Digerati fails to develop or maintain an effective system of internal control over financial reporting, it may not be able to accurately report its financial results or prevent financial fraud. As a result, current and potential stockholders could lose confidence in its financial reporting.

Digerati is, and New Digerati may be, subject to the risk that its independent registered public accounting firm could communicate to its board of directors that it has deficiencies in its internal control structure that they consider to be “significant deficiencies.” A “significant deficiency” is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is more than a remote likelihood that a material misstatement of the entity’s financial statements will not be prevented or detected by the entity’s internal controls.

Effective internal control is necessary to provide reliable financial reports and effectively prevent fraud. If New Digerati cannot provide reliable financial reports or prevent fraud, it could be subject to regulatory action or other litigation and its operating results could be harmed. As set forth in its Annual Report on Form 10-K for the fiscal year ended July 31, 2022, as of July 31, 2022, Digerati’s management assessed the effectiveness of Digerati’s internal control over financial reporting (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) based on the criteria for effective internal control over financial reporting established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and SEC guidance on conducting such assessments. Management concluded that, during the fiscal year ended July 31, 2022, Digerati’s internal control over financial reporting was not effective. Management realized that there were deficiencies in the design or operation of Digerati’s internal control over financial reporting that adversely affected it and that Digerati’s management considers to be material weaknesses.

It may be time consuming, difficult, and costly for New Digerati to develop and implement the internal control and reporting procedures required by the Exchange Act. New Digerati may need to hire additional financial reporting, internal control, and other finance personnel in order to develop and implement appropriate internal control and reporting procedures. If New Digerati is unable to comply with the internal control over financial reporting requirements of the Exchange Act, then it may not be able to obtain the required independent accountant certifications, which may preclude it from keeping its filings current with the SEC.

Further, a material weakness in the effectiveness of internal control over financial reporting could result in an increased chance of fraud and the loss of customers, reduce New Digerati’s ability to obtain financing, and require additional expenditures to comply with these requirements, each of which could have a material adverse effect on its business, results of operations, and financial condition.

If New Digerati is unable to implement and maintain effective internal control over financial reporting, including as applicable standards governing internal control are modified, supplemented, or amended from time to time, New Digerati may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting. Failure to achieve and maintain effective internal control over financial reporting could cause New Digerati to face regulatory action and cause investors to lose confidence in its reported financial information, either of which could adversely affect the value of the New Digerati Common Stock.

Unanticipated changes in tax laws may affect future financial results.

Digerati is, and New Digerati will be, a U.S. corporation and thus subject to U.S. corporate income tax on its operations. Digerati’s principal operations and certain potential customers are located in the United States, and as a result, New Digerati will be subject to various U.S. federal, state and local taxes. New U.S. laws and policy relating to taxes may have an adverse effect on New Digerati’s business and future profitability. Further, existing U.S. tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to New Digerati.

In recent years, the federal government has made significant changes to U.S. tax laws, including through the Tax Cuts and Jobs Act of 2017 (the “Tax Act”) and the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”). On August 16, 2022, the Inflation Reduction Act of 2022 (the “IRA”) was signed into law, with tax provisions primarily focused on implementing a 15% minimum tax on global adjusted financial statement income, effective for tax years beginning after December 31, 2022, and a 1% excise tax on share repurchases occurring after December 31, 2022. New Digerati may be subject to the new excise tax with respect to any exercise by its public stockholders of their redemption rights upon consummation of the Business Combination. Further, the current administration had previously set forth several tax proposals that would, if enacted, make further significant changes to U.S. tax laws (including provisions enacted pursuant to the Tax Act). Such proposals include, but are not limited to, (i) an increase in the U.S. income tax rate applicable to corporations from 21% to 28%, (ii) an increase in the maximum U.S. federal income tax rate applicable to individuals and (iii) an increase in the U.S. federal income tax rate for long-term capital gain for certain taxpayers with income in excess of a threshold amount. Congress may consider some or all of these proposals in connection with additional tax reform to be undertaken by the current administration. It is unclear whether these or similar changes will be enacted and, if enacted, how soon any such changes could take effect. The passage of any legislation as a result of these proposals and other similar changes in U.S. federal income tax laws could adversely affect our business and future profitability. Investors are urged to consult with their legal and tax advisors with respect to any such legislation and the potential tax consequences of holding our securities.

Significant judgment is required in determining our provision and our valuation allowance for income taxes and other tax liabilities. Although we believe that our tax provisions are reasonable, there can be no assurance that the final determination of any tax audits or tax disputes will not be different from what is reflected in our historical income tax provisions and accruals. To the extent we are required to pay amounts in excess of our reserves, such differences could have a material adverse effect on our consolidated statement of income for a particular future period. In addition, an unfavorable tax settlement could require use of our cash and result in an increase in our effective tax rate in the period in which such resolution occurs.

Risks Related to MEOA’s Business and the Business Combination

Unless the context otherwise requires, references in this subsection “—  Risks Related to MEOA’s Business and the Business Combination” to “we”, “us” and “our” generally refer to MEOA in the present tense or New Digerati from and after the Business Combination.

Investors may not have the same benefits as an investor in an underwritten public offering.

The post-combination company will become a publicly listed company upon the completion of the Business Combination. The Business Combination is not an underwritten initial public offering of the post-combination company’s securities and differs from an underwritten initial public offering in several significant ways, which include, but are not limited to, the following:

Like other business combinations and spin-offs, in connection with the Business Combination, investors will not receive the benefits of diligence performed by the underwriters in an underwritten public offering. Investors in an underwritten public offering may benefit from the role of the underwriters in such an offering. In an underwritten public offering, an issuer initially sells its securities to the public market via one or more underwriters, who distribute or resell such securities to the public. Underwriters have liability under the U.S. securities laws for material misstatements or omissions in a registration statement pursuant to which an issuer sells securities. Because the underwriters have a “due diligence” defense to any such liability by, among other things, conducting a reasonable investigation, the underwriters and their counsel conduct a due diligence investigation of the issuer. Due diligence entails engaging legal, financial and/or other experts to perform an investigation as to the accuracy of an issuer’s disclosure regarding, among other things, its business and financial results. In making their investment decision, investors have the benefit of such diligence in underwritten public offerings. The post-combination company’s investors must rely on the information in this proxy statement/prospectus and will not have the benefit of an independent review and investigation of the type normally performed by an independent underwriter in a public securities offering. While sponsors, private investors and management in a business combination undertake a certain level of due diligence, it is not necessarily the same level of due diligence undertaken by an underwriter in a public securities offering and, therefore, there could be a heightened risk of an incorrect evaluation of Digerati’s business or material misstatements or omissions in this proxy statement/prospectus.

In addition, because there are no underwriters engaged in connection with the Business Combination, prior to the opening of trading on the trading day immediately following the Closing, there will be no traditional “roadshow” or book building process, and no price at which underwriters initially sold shares to the public to help inform efficient and sufficient price discovery with respect to the initial post-closing trades. Therefore, buy and sell orders submitted prior to and at the opening of initial post-closing trading of the post-combination company’s securities will not have the benefit of being informed by a published price range or a price at which the underwriters initially sold shares to the public, as would be the case in an underwritten initial public offering. There will be no underwriters assuming risk in connection with an initial resale of the post-combination company’s securities or helping to stabilize, maintain or affect the public price of the post-combination company’s securities following the closing. Moreover, the post-combination company will not engage in, and has not and will not, directly or indirectly, request financial advisors to engage in, any special selling efforts or stabilization or price support activities in connection with the post-combination company’s securities that will be outstanding immediately following the closing. In addition, since the post-combination company will become public through a merger, securities analysts of major brokerage firms may not provide coverage of the post-combination company since there is no incentive to brokerage firms to recommend the purchase of its common shares. No assurance can be given that brokerage firms will, in the future, want to conduct any offerings on the post-combination company’s behalf. All of these differences from an underwritten public offering of the post-combination company’s securities could result in a more volatile price for the post-combination company’s securities.

In addition, the Sponsor, certain members of the MEOA Board and its officers, as well as their respective affiliates and permitted transferees, have interests in the Business Combination that are different from or are in addition to those of holders of the post-combination company’s securities following completion of the Business Combination, and that would not be present in an underwritten public offering of the post-combination company’s securities. Such interests may have influenced the MEOA Board in making its recommendation that MEOA stockholders vote in favor of the approval of the Business Combination Proposal and the other proposals described in this proxy statement/prospectus.

Such differences from an underwritten public offering may present material risks to unaffiliated investors that would not exist if the post-combination company became a publicly listed company through an underwritten initial public offering instead of upon completion of the Business Combination.

If MEOA’s due diligence investigation of Digerati was inadequate, then the shareholders of New Digerati following the Closing of the Business Combination could lose some or all of their investment.

Even though MEOA conducted a due diligence investigation of Digerati, it cannot be sure that this diligence uncovered all material issues that may be present inside Digerati or its business, or that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of Digerati and its business and outside of its control will not later arise. The failure of MEOA to have uncovered all material issues relating to Digerati and its business could materially adversely affect the stock performance and the business prospects of the combined company following the Closing of the Business Combination. Even if MEOA’s due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with Digerati’s preliminary risk analysis.

MEOA will be forced to liquidate the Trust Account if it cannot consummate a business combination on or prior to May 30, 2023.

If MEOA is unable to complete a business combination on or prior to May 30, 2023 and is forced to liquidate, the per share liquidation distribution will be approximately $11.15 based upon the amount in the Trust Account as of the Record Date. On September 2, 2022, MEOA announced that the Sponsor had caused to be deposited into the Trust Account $1,265,000 to extend the date by which the Business Combination may be consummated from August 30, 2022 to November 30, 2022. An additional $416,666.65 has been deposited into the Trust Account since November 30, 2022 to extend the date by which the Business Combination may be consummated from November 30, 2022 to April 30, 2023, and it is anticipated that an additional $83,333.33 will be deposited into the Trust Account for each monthly period thereafter until May 30, 2023.

You must tender your shares of Common Stock in order to validly seek redemption at the Meeting.

In connection with tendering your Public shares for redemption, you must elect either to physically tender your share certificates to Continental or to deliver your Common Stock to Continental electronically using DTC’s DWAC (Deposit/Withdrawal At Custodian) System, in each case at least two business days before the Meeting. The requirement for physical or electronic delivery ensures that a redeeming holder’s election to redeem is irrevocable once the Business Combination is consummated. Any failure to observe these procedures will result in your loss of redemption rights in connection with the vote on the Business Combination.

If the conditions to the Business Combination Agreement are not met, the Business Combination may not occur.

Even if the Business Combination Agreement is approved by Digerati’s stockholders, specified conditions must be satisfied or waived before the parties to the Business Combination Agreement are obligated to complete the Business Combination. For a list of the material closing conditions contained in the Business Combination Agreement, see the section titled “Proposal 1 — The Business Combination Proposal — Conditions to the Closing of the Business Combination.” MEOA and Digerati may not satisfy all of the closing conditions in the Business Combination Agreement. If the closing conditions are not satisfied or waived, the Business Combination will not occur, or will be delayed pending later satisfaction or waiver, and such delay may cause MEOA and Digerati to each lose some or all of the intended benefits of the Business Combination.

If third parties bring claims against MEOA, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by MEOA’s stockholders may be less than $10.15 per share (based upon the amount initially held in the Trust Account).

MEOA’s placing of funds in the Trust Account may not protect those funds from third-party claims against MEOA. Although MEOA has received from many of the vendors, service providers (other than certain of its service providers, including, for example, its independent registered public accounting firm), prospective target businesses, and other entities with which it does business executed agreements waiving right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of the Public Stockholders, such parties may still bring claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against MEOA’s assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, MEOA’s management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to it than any alternative.

Examples of possible instances where MEOA may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with MEOA and will not seek recourse against the Trust Account for any reason. Upon redemption of MEOA’s Public Shares, if it is unable to complete its initial business combination within the prescribed timeframe, or upon the exercise of a redemption right in connection with MEOA’s initial business combination, MEOA will be required to provide for payment of claims of creditors that were not waived that may be brought against it within the ten (10) years following redemption. Accordingly, the per-share redemption amount received by the Public Stockholders could be less than the $10.15 per share initially held in the Trust Account, due to claims of such creditors.

Pursuant to the letter agreement, the Sponsor has agreed that it will be liable to MEOA if and to the extent any claims by a third party for services rendered or products sold to it, or a prospective target business with which MEOA has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of: (i) $10.15 per Public Share; and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.15 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under MEOA’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. However, MEOA has not asked the Sponsor to reserve for such indemnification obligations, nor has it independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believes that the Sponsor’s only assets are securities of MEOA. Therefore, MEOA cannot assure you that the Sponsor would be able to satisfy those obligations. None of MEOA’s officers or directors will indemnify MEOA for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

MEOA’s stockholders may be held liable for claims by third parties against MEOA to the extent of distributions received by them upon redemption of their shares.

Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of the Trust Account distributed to MEOA’s Public Stockholders upon the redemption of MEOA’s Public Shares in the event that it does not complete its initial business combination on or prior to May 30, 2023 may be considered a liquidating distribution under Delaware law. If a corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution. However, it is MEOA’s intention to redeem its Public Shares as soon as reasonably possible following May 30, 2023 in the event it does not complete its initial business combination and, therefore, MEOA do not intend to comply with the foregoing procedures.

Because MEOA will not be complying with Section 280, Section 281(b) of the DGCL requires it to adopt a plan, based on facts known to it at such time that will provide for MEOA’s payment of all existing and pending claims or claims that may be potentially brought against it within the 10 years following its dissolution. However, because MEOA is a blank check company, rather than an operating company, and its operations will be limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from MEOA’s vendors (such as lawyers, investment bankers, etc.) or prospective target businesses. If MEOA’s plan of distribution complies with Section 281(b) of the DGCL, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would likely be barred after the third anniversary of the dissolution. MEOA cannot assure you that it will properly assess all claims that may be potentially brought against it. As such, MEOA’s stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of MEOA’s stockholders may extend beyond the third anniversary of such date. Furthermore, if the pro rata portion of the Trust Account distributed to MEOA’s Public Stockholders upon the redemption of its Public Shares in the event MEOA does not complete its initial business combination on or prior to May 30, 2023 is not considered a liquidating distribution under Delaware law and such redemption distribution is deemed to be unlawful, then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidating distribution.

The announcement of the Business Combination could disrupt the relationships of the combined company resulting from the Business Combination with its customers, members, providers, business partners and others, as well as its operating results and business generally.

Whether or not the Business Combination and related transactions are ultimately consummated, as a result of uncertainty related to the proposed transactions, risks relating to the impact of the announcement of the Business Combination on the business of the combined company resulting from the Business Combination include the following:

•        its employees may experience uncertainty about their future roles, which might adversely affect the ability of New Digerati to retain and hire key personnel and other employees;

•        customers, business partners and other parties with which New Digerati maintains business relationships may experience uncertainty about its future and seek alternative relationships with third parties, seek to alter their business relationships with New Digerati or fail to extend an existing relationship or subscription with New Digerati; and

•        New Digerati has expended and will continue to expend significant costs, fees and expenses for professional services and transaction costs in connection with the Business Combination.

If any of the aforementioned risks were to materialize, they could lead to significant costs that may impact New Digerati’s results of operations and cash available to fund its business.

Stockholder litigation and regulatory inquiries and investigations are expensive and could harm MEOA’s business, financial condition and operating results and could divert management attention.

In the past, securities class action litigation and/or stockholder derivative litigation and inquiries or investigations by regulatory authorities have often followed certain significant business transactions, such as the sale of a company or announcement of any other strategic transaction, such as the Business Combination. Any stockholder litigation and/or regulatory investigations against MEOA, whether or not resolved in MEOA’s favor, could result in substantial costs and divert MEOA’s management’s attention from other business concerns, which could adversely affect MEOA’s business and cash resources and the ultimate value MEOA’s stockholders receive as a result of the Business Combination.

Since the Sponsor, and MEOA’s officers and directors, will lose their entire investment in MEOA if its initial business combination is not completed, a conflict of interest may arise in determining whether a particular business combination target is appropriate for MEOA’s initial business combination.

On April 21, 2021, the Sponsor purchased an aggregate of 2,875,000 Founder Shares for an aggregate purchase price of $25,000, or approximately $0.009 per share. In August 2021, MEOA effected a stock dividend, resulting in the Sponsor holding an aggregate of 3,162,500 Founder Shares. If unrestricted and freely tradeable, the 3,162,500 Founder Shares would be valued at approximately $34.0 million, based on the $10.75 closing price of Class A Common Stock on March 29, 2023. The Founder Shares will be worthless if MEOA does not complete an initial business combination on or prior to May 30, 2023. In addition, the Sponsor has purchased an aggregate of 5,395,000 Private Placement Warrants at a price of $1.00 per warrant, for an aggregate purchase price of $5,395,000 that will also be worthless if MEOA does not complete an initial business combination. Holders of Founder Shares have agreed (A) to vote any shares owned by them in favor of any proposed initial business combination and (B) not to redeem any Founder Shares in connection with a stockholder vote to approve a proposed initial business combination or in connection with a tender offer. In addition, MEOA may obtain loans from the Sponsor, affiliates of the Sponsor or an officer or director. The personal and financial interests of MEOA’s officers and directors may influence their motivation in identifying and selecting a business combination target, completing an initial business combination and influencing the operation of the combined company resulting from the Business Combination. If MEOA is liquidated without completing an initial business combination, out-of-pocket expenses advanced by the Sponsor or its affiliates and loans made by the Sponsor or its affiliates to MEOA would not be repaid to the extent such amounts exceed cash held by MEOA outside of the Trust Account (which such expenses and loans, including the Working Capital Loans and Extension Loan, as of the date of this prospectus, amounted to approximately $1.765 million).

MEOA is requiring stockholders who wish to redeem their Public Shares in connection with a proposed business combination to comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline for exercising their rights.

MEOA is requiring stockholders who wish to redeem their Common Stock to either tender their certificates to Continental or to deliver their shares to Continental electronically using the DTC’s DWAC (Deposit/Withdrawal At Custodian) system in each case at least two business days before the Meeting. In order to obtain a physical certificate, a stockholder’s broker and/or clearing broker, DTC and Continental will need to act to facilitate this request. It is MEOA’s understanding that stockholders should generally allot at least two weeks to obtain physical certificates from Continental. However, because MEOA does not have any control over this process or over the brokers or DTC, it may take significantly longer than two weeks to obtain a physical stock certificate. While MEOA has been advised that it takes a short time to deliver shares through the DWAC System, it cannot assure you of this fact. Accordingly, if it takes longer than MEOA anticipates for stockholders to deliver their Common Stock, stockholders who wish to redeem may be unable to meet the deadline for exercising their redemption rights and thus may be unable to redeem their Common Stock.

MEOA will require its Public Stockholders who wish to redeem their Public Shares in connection with the Business Combination to comply with specific requirements for redemption described above, such redeeming stockholders may be unable to sell their Public Shares when they wish to in the event that the Business Combination is not consummated.

If MEOA requires Public Stockholders who wish to redeem their Public Shares in connection with the proposed Business Combination to comply with specific requirements for redemption as described above and the Business Combination is not consummated, MEOA will promptly return such certificates to its Public Stockholders. Accordingly, investors who attempted to redeem their Public Shares in such a circumstance will be unable to sell their securities after the failed acquisition until MEOA has returned their securities to them. The market price for shares of MEOA Common Stock may decline during this time and you may not be able to sell your securities when you wish to, even while other stockholders that did not seek redemption may be able to sell their securities.

If there are a significant number of redemptions in connection with the Business Combination and we are not successful in implementing an alternative business plan and/or raising additional capital in a timely manner, we may have insufficient cash and liquidity to pay operating expenses and other obligations. Any such event would have a material adverse effect on our business and financial condition.

During the fourth quarter of 2022, redemption percentages averaged approximately 88.1% for SPAC transactions that closed during such period. In connection with the Extension Meeting, the holders of 11,691,103 Public Shares exercised their right to redeem such Public Shares, as a result of which redemptions approximately $120.8 million, representing approximately 92% of the assets held in the Trust Account prior to such redemptions, was removed from the Trust Account, leaving approximately $9.9 million remaining in the Trust Account. If a significant percentage of the Public Shares that remain outstanding are redeemed in connection with the Business Combination, a significantly reduced amount of working capital would be available for the combined company, after giving effect to such redemptions and the payment of expenses incurred in connection with the Business Combination. This would be exacerbated by the fact that, as of the date of this proxy statement/prospectus, the parties to the Business Combination Agreement do not plan to effect a supplemental financing transaction, such as a PIPE, private placement or forward purchase transaction, in connection with the Closing of the Business Combination. As a result, if there are significant redemptions in connection with the Closing of the Business Combination, Digerati expects to implement an alternative business plan, prioritizing short-term working capital needs, and delaying certain long-term capital expenditures.

Digerati expects that these actions will enable appropriate liquidity to manage risk and uncertainty over the next twelve (12) months and enable it to execute its business plan based on the level of the financial resources of New Digerati at Closing and available financing alternatives. Changes to the execution of Digerati’s business plan may impact the financial performance of New Digerati following the closing of the Business Combination. New Digerati may need to raise substantial additional capital to fund its operations and its business plan, in the case of significant redemptions. If Digerati or New Digerati, as applicable, is required to take such actions, it would have an adverse effect on the ability of New Digerati to achieve the revenue targets included in the financial forecasts. There can be no assurance that Digerati or New Digerati, as applicable, will be successful in obtaining capital sufficient to meet its operating needs on terms or a timeframe acceptable to it or at all. Further, in the event that market conditions preclude the ability of Digerati or New Digerati, as applicable, to consummate such a transaction, Digerati or New Digerati, as applicable, may be required to evaluate additional alternatives in restructuring its business and capital structure. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Digerati — Liquidity and Capital Resources,” “Risk Factors — If there are a significant number of redemptions in connection with the Business Combination and we are not successful in implementing an alternative business plan and/or raising additional capital in a timely manner, we may have insufficient cash and liquidity to pay operating expenses and other obligations. Any such event would have a material adverse effect on our business and financial condition,” and “Risk Factors — New Digerati will need additional financing that it may not be able to obtain on acceptable terms, if at all,” for further information. New Digerati plans to raise additional capital within six months following the Closing of the Business Combination if redemptions are high and New Digerati is not able to raise the capital necessary under the Business Combination to meet its current business plan and budget. In addition, New Digerati will delay acquisitions, long-term capital expenditures, and certain other expenses that are not core to the operation of the business.

The grant of registration rights to MEOA’s Initial Stockholders may make it more difficult to complete its initial business combination, and the future exercise of such rights may adversely affect the market price of Class A Common Stock.

Pursuant to an agreement entered into concurrently with the IPO, MEOA’s Initial Stockholders and their permitted transferees can demand that MEOA register the Private Placement Warrants and the shares of Class A Common Stock issuable upon conversion of the Founder Shares and exercise of the Private Placement Warrants held by them. MEOA will bear the cost of registering these securities. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of Class A Common Stock. In addition, the existence of the registration rights may make MEOA’s initial business combination more costly or difficult to conclude. This is because the stockholders of the target business may increase the equity stake they seek in the combined entity or ask for more cash consideration to offset the negative impact on the market price of Class A Common Stock that is expected when the securities owned by MEOA’s initial stockholders or their respective permitted transferees are registered.

MEOA’s Sponsor, directors, and officers may have certain conflicts in determining to recommend the acquisition of Digerati, since certain of their interests, and certain interests of their affiliates and associates, are different from, or in addition to, your interests as a stockholder.

MEOA’s management and directors have interests in and arising from the Business Combination that are different from, or in addition to, your interests as a stockholder, which could result in a real or perceived conflict of interest. These interests include the fact that Founder Shares and Private Placement Warrants owned by the Sponsor, would become worthless if the Business Combination Proposal is not approved and MEOA otherwise fails to consummate a business combination on or prior to May 30, 2023.

The Sponsor and its affiliates have diverse business interests, which we and our Sponsor believe improved the volume and quality of opportunities that were available to MEOA. However, it also creates potential conflicts and the need to allocate investment opportunities across multiple entities. In order to provide our Sponsor with the flexibility to evaluate opportunities across these platforms, our Current Charter provides that MEOA renounce its interest in any business combination opportunity offered to any of our directors or officers unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of MEOA, is an opportunity that we are legally permitted to undertake, would be reasonable for MEOA to pursue, and the director or officer is permitted to refer the opportunity to us without violating any legal obligation. This waiver allows our Sponsor and its affiliates to allocate opportunities based on a combination of the objectives and fundraising needs of the target, as well as the investment objectives of the entity. We do not believe that the waiver of the corporate opportunities doctrine otherwise had a material impact on our search for an acquisition target.

MEOA’s Sponsor, directors, officers and advisors have interests in the Business Combination which may be different from or in addition to (and which may conflict with) the interests of its stockholders.

MEOA’s Sponsor, officers and directors and their respective affiliates and associates have interests in and arising from the Business Combination that are different from, or in addition to, (and which may conflict with) the interests of the Public Stockholders and warrant holders, which could result in a real or perceived conflict of interest. These interests include, among other things, the interests listed below:

•        If we are unable to complete our initial business combination on or prior to May 30, 2023, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to MEOA to pay its taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of MEOA’s remaining stockholders and the Board, dissolve and liquidate, subject in each case to MEOA’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless if we fail to complete our initial Business Combination on or prior to May 30, 2023.

•        Our Sponsor paid an aggregate of $25,000 for the Founder Shares, and such securities will have a significantly higher value at the time of the Business Combination, which if unrestricted and freely tradable would be valued at approximately $34.0 million (including shares subject to forfeiture under the terms of the Sponsor Letter Agreement), based on the closing price of shares of MEOA’s Class A Common Stock of $10.75 per share on March 29, 2023.

•        Concurrently with the closing of the Initial Public Offering, our Sponsor purchased 5,395,000 Private Placement Warrants, at a price of $1.00 per warrant in a private placement. The Private Placement Warrants are each exercisable commencing the later of 30 days following the Closing and 12 months from the closing of our Initial Public Offering, which occurred on August 30, 2020, for one share of MEOA Class A Common Stock at $11.50 per share. Our Sponsor agreed, in the Sponsor Letter Agreement, to forfeit 3,776,500 Private Placement Warrants upon the Closing of the Business Combination. The Private Placement Warrants held by our Sponsor, after giving effect to the forfeiture of warrants pursuant to the Sponsor Letter Agreement, had an aggregate market value of approximately $80,925 based upon the closing price of $0.05 per Public Warrant on the NASDAQ on March 29, 2023. Accordingly, applying the foregoing assumptions, and after giving effect to the forfeiture of Private Placement Warrants pursuant to the Sponsor Letter Agreement, the aggregate return on the Private Placement Warrants would be $0 (i.e., an amount equal to (i) the $80,925 aggregate market value of the Private Placement Warrants minus (ii) the $5,395,000 aggregate purchase price of the Private Placement Warrants). If MEOA does not consummate a business combination transaction on or prior to May 30, 2023, then the proceeds from the sale of the Private Placement Warrants will be part of the liquidating distribution to the Public Stockholders and the Private Placement Warrants held by the Sponsor will be worthless.

•        The Sponsor, officers and directors collectively (including entities controlled by officers and directors) have made an aggregate average investment of $0.009 per Founder Share as of the consummation of the Initial Public Offering. As a result of the significantly lower investment per share of our Sponsor, officers and directors as compared with the investment per share of our Public Stockholders, a transaction which results in an increase in the value of the investment of our Sponsor, officers and directors may result in a decrease in the value of the investment of our Public Stockholders. Our Sponsor and its affiliates may earn a positive rate of return on their investment even if the New Digerati Common Stock trades below the price initially paid for the Units in the Initial Public Offering and the Public Stockholders experience a negative rate of return following the completion of the Business Combination.

•        Our Sponsor, officers and directors will lose their entire investment in us if we do not complete a business combination on or prior to May 30, 2023. Certain of them may continue to serve as officers and/or directors of MEOA after the Closing. As such, in the future they may receive any cash fees, stock options or stock awards that the Board determines to pay to its directors and/or officers.

•        Our initial stockholders and our officers and directors have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if MEOA fails to complete a business combination on or prior to May 30, 2023.

•        The members of our Sponsor, which includes all of our executive officers and directors, including Shawn D. Rochester, our Chief Executive Officer, and Robin D. Watkins, our Chief Financial Officer, will be entitled to an allocation from the Sponsor of its Founder Shares and/or Private Placement Warrants following the successful completion of the Business Combination in accordance with the terms and subject to the conditions of the Sponsor’s operating agreement. In addition to being a member of our Sponsor, Mr. Rochester and Ms. Watkins serve as our Chief Executive Officer and our Chief Financial Officer, respectively, and in such role such officers participated in meetings between MEOA management, its representatives and advisors on the one hand, and Digerati’s management team and advisors, on the other hand, as described more fully under the section “Background to the Business Combination” in this proxy statement/prospectus. Mr. Rochester has agreed to serve on the board of directors of New Digerati following the consummation of the Business Combination.

•        In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective target business with which we have entered into a written letter of intent, confidentiality or similar agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of the trust assets, less taxes payable. This liability will not apply with respect to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account or to any claims under our indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act.

•        Following the Closing, our Sponsor (and its affiliates) would be entitled to the repayment of any Working Capital Loans, Extension Loans and other advances that have been made to MEOA and remain outstanding. As of the date of this proxy statement/prospectus, the aggregate amount of such outstanding loans and advances is $1,765,000. If we do not complete an initial business combination within the required period, we may use a portion of our working capital held outside the Trust Account to repay the foregoing loans and advances, but no proceeds held in the Trust Account would be used to repay such loans and advances.

•        Following the Closing, we will continue to indemnify our existing directors and officers and will maintain a directors’ and officers’ liability insurance policy.

•        Maxim served as Digerati’s sell-side advisor, and PGP and VCA served as MEOA’s co-buy-side advisors, in the Business Combination, and in such capacities will be entitled to receive advisory fees upon completion of the Business Combination. Maxim also served as representative of the underwriters in MEOA’s Initial Public Offering, and in connection with the Business Combination, the cash held in the Trust Account after giving effect to any redemption of shares by the Public Stockholders, will be used in part to pay to Maxim its deferred underwriting commission from MEOA’s Initial Public Offering in an amount equal to the product of (i) $4,554,000 and (ii) one (1) minus the quotient resulting by dividing the percentage of redemptions of all Public Shares that were originally issued in the Initial Public Offering by two (2). Because Maxim will only receive its deferred underwriting commission upon the consummation of MEOA’s initial business, and because Maxim, PGP and VCA will only receive their respective advisory fees upon the consummation of the Business Combination, Maxim, PGP and VCA have an interest in the Business Combination being consummated. Such interest may have presented, and may in the future present, a conflict of interest.

See “Business Combination Proposal — Interests of MEOA’s Directors and Executive Officers in the Business Combination” for additional information on interests of MEOA’s directors and executive officers.

These financial interests of the Sponsor as well as MEOA’s directors and officers may have influenced their motivation in identifying and selecting Digerati as a business combination target, and their decision to approve the Business Combination. In considering the recommendations of the Board to vote for the Proposals, its stockholders should consider these interests.

Maxim and its affiliates have multiple roles in the Business Combination, which give rise to potential conflicts of interest.

Maxim was engaged by Digerati to act as its financial advisor in connection with a business combination with a special purpose acquisition company, including the Business Combination. In furtherance of its efforts under this engagement, in April 2022, a representative of Maxim, on behalf of Digerati, contacted MEOA about the merits of a potential business combination with Digerati. Thereafter, Maxim facilitated negotiations and the sharing of information between the parties and their advisors through the date on which the Business Combination Agreement was executed and delivered. For its role as financial advisor to Digerati, Maxim is entitled to receive, and Digerati agreed to pay to Maxim, a success fee, of which 50% is payable in common stock of the post-transaction company and the balance of which is payable in cash and/or common stock of the post-transaction company (depending upon the amount remaining in trust, unless such amount is $35 million or more, in which case such portion of the success fee shall be paid entirely in cash), with the amount payable in common stock of the post-transaction company being calculated on the basis of a success fee equal to 3.5% of the transaction consideration and with the amount payable in cash being calculated on the basis of a success fee equal to 3.0% of the transaction consideration (the “Success Fee”). Digerati also agreed to pay for all of Maxim’s reasonable out-of-pocket expenses incurred in connection with such services.

Moreover, MEOA owes Maxim a deferred underwriting fee upon the completion of the Business Combination for its role as sole manager to MEOA in the IPO in an amount equal to the product of (i) $4,554,000 and (ii) one (1) minus the quotient resulting by dividing the percentage of redemptions of all Public Shares that were originally issued in the Initial Public Offering by two (2), the payment of which deferred underwriting commission shall be subordinate to the payments of up to $2,500,000 of Sponsor loans to the Company and up to $2,500,000 of debt repayment to other parties.

Because Maxim will receive its Success Fee and deferred underwriting fee upon the consummation of the Business Combination, and will not receive either fee if the Business Combination does not occur, investors should be aware of the potential conflicts of interest owing to Maxim’s multiple roles in the Business Combination transaction and the interest that it has in the Closing of the Business Combination in order to receive its Success Fee and deferred underwriting fee.

Furthermore, Maxim and/or its affiliates hold an aggregate of 632,500 Private Placement Warrants, which were purchased at the time of the IPO at a price of $1.00 per warrant, for an aggregate purchase price of $632,500. These warrants will expire worthless if MEOA does not complete an initial business combination, including the proposed Business Combination with Digerati, on or prior to May 30, 2023.

MEOA and Digerati have incurred and expect to continue to incur significant costs associated with the Business Combination. Whether or not the Business Combination is completed, the incurrence of these costs will reduce the amount of cash available to be used for other corporate purposes by New Digerati if the Business Combination is completed or by MEOA if the Business Combination is not completed.

MEOA and Digerati have incurred and expect to continue to incur significant costs associated with the Business Combination. Whether or not the Business Combination is completed, it is expected that MEOA and Digerati will incur approximately $16.0 million in expenses, including deferred underwriting fees. These expenses will reduce the amount of cash available to be used for other corporate purposes by New Digerati if the Business Combination is completed or by MEOA if the Business Combination is not completed. If the Business Combination is not consummated, MEOA may not have sufficient funds to seek an alternative business combination and may be forced to liquidate and dissolve.

The ability of the Public Stockholders to exercise redemption rights with respect to a large number of shares of Common Stock could increase the probability that the Business Combination will be unsuccessful and that the Public Stockholders will have to wait for liquidation in order to redeem their Public Shares.

The probability that the Business Combination will be unsuccessful is increased if a large number of the Public Shares are tendered for redemption. If the Business Combination is unsuccessful, the Public Stockholders will not receive their pro rata portion of the Trust Account until the Trust Account is liquidated. If the Public Stockholders are in need of immediate liquidity, they could attempt to sell their Public Shares in the open market; however, at such time, the Class A Common Stock may trade at a discount to the pro rata per share amount in the Trust Account. In either situation, the Public Stockholders may suffer a material loss on their investment or lose the benefit of funds expected in connection with the redemption until MEOA is liquidated or the Public Stockholders are able to sell their Public Shares in the open market.

In the event that a significant number of Public Shares are redeemed, the shares of New Digerati Common Stock may become less liquid following the Business Combination.

In connection with the Extension Meeting, the holders of 11,691,103 Public Shares exercised their right to redeem such Public Shares, as a result of which redemptions approximately $120.8 million, representing approximately 92% of the assets held in the Trust Account prior to such redemptions, was removed from the Trust Account, leaving approximately $9.9 million remaining in the Trust Account. If a significant number of additional Public Shares are redeemed in connection with the Closing of the Business Combination, MEOA, and following the Closing New Digerati, may be left with a significantly smaller number of stockholders. As a result, trading in the shares of New Digerati Common Stock may be limited and New Digerati’s public float would be reduced, which could cause the trading price of New Digerati Common Stock to become volatile, which could cause downward pressure on the trading price of New Digerati Common Stock, and which could adversely affect your ability to sell your shares of New Digerati Common Stock in the market. These factors would be exacerbated by (A) the fact that the Sponsor, as well as other holders of Digerati Common Stock who will hold, after the Closing of the Business Combination, approximately 4.7 million shares of New Digerati Common Stock, will be subject to lock-up agreements that will restrict their ability to sell their shares on Nasdaq, and (B) the fact that neither MEOA nor Digerati have entered into any agreements regarding supplemental financing to be made available to New Digerati at the Closing, such as a PIPE, private placement or forward purchase agreement. Although we have applied to list the New Digerati Common Stock on Nasdaq, Nasdaq may not list the New Digerati Common Stock on its exchange, which could limit the ability of investors to effect transactions in the securities of New Digerati and subject New Digerati to additional trading restrictions.

The working capital available to New Digerati after the Closing of the Business Combination will be reduced to the extent the holders of the Public Shares exercise their redemption rights in connection with the Business Combination and will also be reduced to the extent of the transaction expenses of MEOA and Digerati, which will be payable by New Digerati. This may adversely affect the business and future operations of New Digerati.

The amount of working capital available to New Digerati after the Closing of the Business Combination, which amount has already been significantly reduced due to the significant redemptions that were effected in connection with the Extension Meeting, will depend in part on the extent to which the holders of the Public Shares exercise their right to redeem their shares into cash in connection with the Business Combination. MEOA’s working capital will be reduced in proportion to such redemptions, and will also be reduced to the extent of the transaction expenses of MEOA and Digerati, which will be payable by New Digerati. Reduced working capital may adversely affect New Digerati’s business and future operations.

Additional redemptions by Public Stockholders will have the effect of further concentrating voting power with the Sponsor and Digerati shareholders.

After giving effect to the redemption of 11,691,103 Public Shares in connection with the Extension Meeting, our Sponsor owns approximately 74% of the issued and outstanding shares of MEOA Common Stock as of the Record Date. As a result, and assuming that our Sponsor votes in favor of all of the proposals presented at the Special Meeting, it will not be necessary for any non-affiliated Public Shareholders to vote in favor of such proposals for such proposals to be approved. Any additional redemptions by the holders of our Public Shares in connection with the Closing of the Business Combination will have the effect of further concentrating voting power with our Sponsor and also with the former holders of Digerati Common Stock.

There is no guarantee that a MEOA stockholder’s decision whether to redeem their Public Shares for a pro rata portion of the Trust Account will put such MEOA stockholder in a better future economic position.

No assurance can be given as to the price at which a stockholder may be able to sell the shares of New Digerati Common Stock in the future following the closing of the Business Combination or any alternative business combination. Certain events following the consummation of any business combination, including the Business Combination, may cause an increase in our share price, and may result in a lower value realized now than a MEOA stockholder might realize in the future had the stockholder not elected to redeem such stockholder’s shares. Similarly, if an MEOA stockholder does not redeem its shares, the stockholder will bear the risk of ownership of the public shares after the consummation of any business combination, and there can be no assurance that a stockholder can sell its shares of New Digerati Common Stock in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. Each MEOA stockholder should consult its own tax and/or financial advisor for assistance on how this may affect its individual situation.

New Digerati will be required to meet the initial listing requirements to be listed on Nasdaq. However, New Digerati may be unable to maintain the listing of its securities in the future.

We cannot guarantee that New Digerati’s securities will continue to be listed on Nasdaq following the Business Combination. If New Digerati fails to meet Nasdaq’s continued listing requirements and Nasdaq delists New Digerati’s securities from trading on its exchange and it is not able to list its securities on another national securities exchange, New Digerati could face significant material adverse consequences, including:

•        a limited availability of market quotations for its securities;

•        reduced liquidity and trading price for its securities;

•        a limited amount of news and analyst coverage for New Digerati; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

MEOA may waive one or more of the conditions to the Business Combination without resoliciting stockholder approval for the Business Combination.

MEOA may agree to waive, in whole or in part, some of the conditions to its obligations to complete the Business Combination, to the extent permitted by applicable laws. The Board will evaluate the materiality of any waiver to determine whether amendment of this proxy statement/prospectus and resolicitation of proxies is warranted. In some instances, if the Board determines that a waiver is not sufficiently material to warrant resolicitation of stockholders, MEOA has the discretion to complete the Business Combination without seeking further stockholder approval.

For example, although it is a condition to the obligations of MEOA and Digerati to consummate the Business Combination that MEOA’s initial listing application with respect to the securities of New Digerati shall have been approved by Nasdaq, which approval is necessary for the shares of New Digerati Common Stock to be listed on Nasdaq, the parties to the Business Combination Agreement may waive this condition. If this condition is waived and the Business Combination is consummated, then, following the Closing, the shares of New Digerati Common Stock, including the Public Shares that are currently held by MEOA’s Public Stockholders, would not be listed on Nasdaq, but rather would be traded on the OTC Markets or another alternative listing platform, which could have a material adverse effect on the trading price of such shares and the ability of the holders of such shares to sell them.

MEOA’s stockholders will experience immediate dilution as a consequence of, among other transactions, the issuance of Common Stock as consideration in the Business Combination. Having a minority share position may reduce the influence that MEOA’s current stockholders have on the management of MEOA.

Under the “no redemptions” scenario, upon completion of the Business Combination, MEOA’s Public Stockholders would retain an ownership interest of approximately 9.0% of the issued and outstanding shares of New Digerati Common Stock, the Sponsor, as the sole holder of Founder Shares, would retain an ownership interest of approximately 22.6% of the issued and outstanding shares of New Digerati Common Stock, and the holders of Digerati Common Stock (including Maxim with respect to the shares issued to it as partial consideration for its advisory services to Digerati in connection with the Business Combination) would own approximately 66.9% of the issued and outstanding shares of New Digerati Common Stock.

Under the “50% redemptions” scenario, upon completion of the Business Combination, MEOA’s Public Stockholders would retain an ownership interest of approximately 4.9% of the issued and outstanding shares of New Digerati Common Stock, the Sponsor would retain an ownership interest of approximately 20.7% of the issued and outstanding shares of New Digerati Common Stock, and the holders of Digerati Common Stock (including Maxim with respect to the shares issued to it as partial consideration for its advisory services to Digerati in connection with the Business Combination) would own approximately 72.8% of the issued and outstanding shares of New Digerati Common Stock.

Under the “maximum redemptions” scenario, upon completion of the Business Combination, MEOA’s Public Stockholders would own no shares of New Digerati Common Stock, the Sponsor would retain an ownership interest of approximately 19.6% of the issued and outstanding shares of New Digerati Common Stock, and the holders of Digerati Common Stock immediately prior to the completion of the Business Combination (including Maxim with respect to the shares issued to it as partial consideration for its advisory services to Digerati in connection with the Business Combination) would own approximately 78.7% of the issued and outstanding shares of New Digerati Common Stock.

For the “no redemptions” scenario, the ownership percentages presented above assume that none of MEOA’s Public Stockholders will exercise their redemption rights upon the Closing of the Business Combination. For the “50% redemptions” scenario, the ownership percentages presented above assume that MEOA Public Stockholders holding approximately 479,449 Public Shares will exercise their redemption rights upon the Closing of the Business Combination. For the “maximum redemptions” scenario, the ownership percentages presented above assume that MEOA Public Stockholders holding 958,897 Public Shares will exercise their redemption rights upon the Closing of the Business Combination. If the actual facts are different from these assumptions, the percentage ownership retained by the MEOA Public Stockholders will be different. See “Share Calculations and Ownership Percentages” and “Unaudited Pro Forma Condensed Combined Financial Information” for further information about the calculations above.

Public Stockholders who redeem their Common Stock may continue to hold any Public Warrants that they own, which will result in additional dilution to non-redeeming Public Stockholders upon exercise of such Public Warrants or Private Placement Warrants, as applicable.

Public Stockholders who redeem their Common Stock may continue to hold any Public Warrants they owned prior to redemption, which will result in additional dilution to non-redeeming holders upon exercise of such Public Warrants. Assuming (i) all redeeming Public Stockholders acquired Units in the IPO and continue to hold the Public Warrants that were included in the Units, and (ii) maximum redemption of Common Stock held by the redeeming Public Stockholders, 12,650,000 Public Warrants would be retained by redeeming Public Stockholders with a value of approximately $80,925 based on the market price of $0.05 per warrant based on the closing price of the Public Warrants on Nasdaq March 29, 2023. As a result of the redemption, the redeeming Public Stockholders would recoup their entire investment and continue to hold Public Warrants with an aggregate market value of approximately $80,925, while non-redeeming Public Stockholders would suffer additional dilution in their percentage ownership and voting interest of New Digerati upon exercise of the Public Warrants held by redeeming Public Stockholders or upon exercise of the Private Placement Warrants.

Shares of post-business combination SPACs commonly decline in value for a variety of reasons. If the share price of New Digerati Common Stock declines below the exercise price of $11.50 per share for MEOA’s warrants, it is unlikely that such warrants will be exercised, and New Digerati will be unable to raise further proceeds from such warrants.

Shares of post-business combination SPACs commonly decline in value for a variety of reasons. Because the Sponsor purchased shares at prices below the IPO price, it may be incentivized to sell its shares. Similarly, the Digerati Stockholders who acquired shares below market carrying cost prior to the Closing of the Business Combination may also be incentivized to sell their shares. Any resulting sales may lower the trading price of the New Digerati Common

Stock. Further, if the share price declines below the exercise price of $11.50 per share of MEOA’s warrants, it is unlikely for the warrants to be exercised and New Digerati will be unable to raise further proceeds from such warrants and such warrants may expire worthless.

Even if we consummate the Business Combination, there can be no assurance that the warrants will be in the money at the time they become exercisable, and they may expire worthless.

The exercise price for the outstanding warrants is $11.50 per share of New Digerati Common Stock. There can be no assurance that the warrants will be in the money following the time they become exercisable and prior to their expiration, and, if the warrants are not in the money during such period of time, it is unlikely that they will be exercised, in which case they may expire worthless. If the warrants are not exercised for any reason, including as a result of the warrants not being in the money following the time they become exercisable and prior to their expiration, New Digerati will not raise any further proceeds from such warrants.

Our warrants are accounted for as derivative liabilities and are recorded at fair value upon issuance with changes in fair value each period reported in earnings, which may have an adverse effect on the market price of our securities or may make it more difficult for us to consummate the proposed Business Combination.

We have 18,677,500 warrants outstanding (comprised of 12,650,000 Public Warrants as part of the Units offered in the Initial Public Offering and 6,027,500 Private Placement Warrants). We account for both the Public Warrants and the Private Placement Warrants as a warrant liability. At each reporting period (1) the accounting treatment of the warrants will be re-evaluated for proper accounting treatment as a liability or equity and (2) the fair value of the liability of the Public Warrants and Private Placement Warrants will be remeasured and the change in the fair value of the liability will be recorded as other income (expense) in our income statement. The impact of changes in fair value on earnings may have an adverse effect on the market price of our common stock, which may make it more difficult for us to consummate the proposed Business Combination.

Following the Closing, New Digerati’s only significant asset will be ownership of 100% of Digerati and such ownership may not be sufficient to pay dividends or make distributions or loans to enable it to pay any dividends on its Common Stock.

Following the Closing, New Digerati will have no direct operations and no significant assets other than the ownership of 100% of Digerati. New Digerati will depend on Digerati for distributions, loans and other payments to generate the funds necessary to meet New Digerati’s financial obligations, including expenses related to operating as a publicly traded company, and to pay any dividends with respect to its Common Stock. The earnings from, or other available assets of, Digerati, may not be sufficient to pay dividends or make distributions or loans to enable New Digerati to pay any dividends on its Common Stock nor do we expect New Digerati to pay dividends in the future.

Subsequent to the Closing, MEOA may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and stock price, which could cause you to lose some or all of your investment.

Although MEOA has conducted due diligence on Digerati, MEOA cannot assure you that this diligence revealed all material issues that may be present in Digerati’s business, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of MEOA’s and Digerati’s control will not later arise. As a result, MEOA may be forced to later write-down or write-off assets, restructure its operations, or incur impairment or other charges that could result in losses. Even if MEOA’s due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with MEOA’s preliminary risk analysis. Even though these charges may be non-cash items and may not have an immediate impact on MEOA’s liquidity, the fact that MEOA reports charges of this nature could contribute to negative market perceptions about New Digerati’s or MEOA’s securities. In addition, charges of this nature may cause MEOA to be unable to obtain future financing on favorable terms or at all. Accordingly, any MEOA stockholder who chooses to remain a stockholder of New Digerati following the Business Combination could suffer a reduction in the value of their shares. Such stockholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by MEOA’s officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the proxy solicitation relating to the Business Combination contained an actionable material misstatement or material omission.

MEOA’s actual financial position and results of operations may differ materially from the unaudited pro forma condensed combined financial information included in this proxy statement/prospectus and may not be indicative of what MEOA’s actual financial position or results of operations would have been.

The unaudited pro forma condensed combined financial information in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what MEOA’s actual financial position or results of operations would have been had the Business Combination been completed on the dates indicated. See the section titled “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

The share price of New Digerati Common Stock may significantly decline following the Closing of the Business Combination as a result of the differences as to how the market has valued Digerati.

For purposes of the Business Combination, pursuant to the Business Combination Agreement, as amended, Digerati has an implied equity value of $71,080,810. This is substantially higher than Digerati’s current market capitalization of approximately $12.2 million based upon a closing price of Digerati Common Stock on the OTCQB on March 29, 2023 of $0.08, and which is also substantially higher than Digerati’s market capitalization of approximately $15.5 million based upon a closing price of Digerati Common Stock on the OTCQB on August 30, 2022 (the date on which the Business Combination Agreement was entered into) of $0.11. As a result of such disparity, although MEOA believes that it has properly valued Digerati for purposes of the Business Combination, it is possible that the share price of New Digerati Common Stock may significantly decline following the Closing of the Business Combination as a result of the differences as to how the market has valued Digerati as compared to how MEOA has valued Digerati.

If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination or the approval of any of the Condition Precedent Proposals, the Board will not have the ability to adjourn the Meeting to a later date in order to solicit further votes, and, therefore, the Business Combination will not be completed.

The Board is seeking approval to adjourn the Meeting to a later date or dates if, at the Meeting, there is insufficient votes to approve the Business Combination Proposal or any of the Condition Precedent Proposals. If the Adjournment Proposal is not approved, the Board will not have the ability to adjourn the Meeting to a later date and, therefore, the Business Combination would not be completed.

There are risks to MEOA stockholders who are not affiliates of the Sponsor of becoming stockholders of New Digerati through the Business Combination rather than acquiring securities of New Digerati directly in an underwritten public offering, including no independent due diligence review by an underwriter and conflicts of interest of the Sponsor.

Because there is no independent third-party underwriter involved in the Business Combination or the issuance of shares of New Digerati Common Stock, investors will not receive the benefit of any outside independent review of MEOA’s and Digerati’s respective finances and operations. Underwritten public offerings of securities conducted by a licensed broker-dealer are subjected to a due diligence review by the underwriter or dealer manager to satisfy statutory duties under the Securities Act, the rules of Financial Industry Regulatory Authority, Inc. (“FINRA”) and the national securities exchange where such securities are listed. Additionally, underwriters or dealer-managers conducting such public offerings are subject to liability for any material misstatements or omissions in a registration statement filed in connection with the public offering. As no such review will be conducted in connection with the Business Combination, MEOA stockholders must rely on the information in this proxy statement/prospectus and will not have the benefit of an independent review and investigation of the type normally performed by an independent underwriter in a public securities offering. Although MEOA performed a due diligence review and investigation of Digerati in connection with the Business Combination, MEOA and its Initial Stockholders, including the Sponsor, have different incentives and objectives in the Business Combination than would an underwriter in a traditional initial public offering. The lack of an independent due diligence review and investigation may increase the risk of an investment in New Digerati because it may not have uncovered facts that would be important to a potential investor.

If New Digerati became a public company through an underwritten public offering, the underwriters would be subject to liability under Section 11 of the Securities Act for material misstatements and omissions in the initial public offering registration statement. In general, an underwriter is able to avoid liability under Section 11 if it can prove that, it “had, after reasonable investigation, reasonable ground to believe and did believe, at the time . . . the registration statement became effective, that the statements therein (other than the audited financial statements) were true and that there was no omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading.” In order to fulfill its duty to conduct a “reasonable investigation,” an underwriter will conduct a significant amount of due diligence on its own. The amount of due diligence conducted by MEOA and its advisors in connection with the Business Combination may not be as comprehensive and robust as would have been undertaken by an underwriter in connection with an initial public offering of New Digerati. Accordingly, it is possible that defects in New Digerati’s business or problems with New Digerati’s management that would have been discovered if New Digerati conducted an underwritten public offering will not be discovered in connection with the Business Combination, which could adversely affect the market price of the New Digerati Common Stock following the Closing.

Further, because there are no underwriters engaged in connection with the Business Combination, prior to the opening of trading on Nasdaq on the trading day immediately following the Closing, there will be no book building process and no price at which underwriters initially sold shares to the public to help inform efficient and sufficient price discovery with respect to the initial post-closing trades on Nasdaq. Therefore, buy and sell orders submitted prior to and at the opening of initial post-closing trading of the New Digerati Common Stock on Nasdaq will not have the benefit of being informed by a published price range or a price at which the underwriters initially sold shares to the public, as would be the case in an underwritten initial public offering. There will be no underwriters assuming risk in connection with an initial resale of shares of New Digerati Common Stock or helping to stabilize, maintain or affect the public price of the New Digerati Common Stock following the Closing. Moreover, New Digerati will not engage in, and has not and will not, directly or indirectly, request the financial advisors to engage in, any special selling efforts or stabilization or price support activities in connection with the New Digerati Common Stock that will be outstanding immediately following the Closing. All of these differences from an underwritten public offering of New Digerati’s securities could result in a more volatile price for the New Digerati Common Stock.

In addition, because New Digerati will not become a public reporting company by means of a traditional underwritten initial public offering, securities or industry analysts may not provide, or may be less likely to provide, coverage of New Digerati. Investment banks may also be less likely to agree to underwrite securities offerings on behalf of New Digerati Company than they might if New Digerati became a public reporting company by means of a traditional underwritten initial public offering, because they may be less familiar with New Digerati as a result of more limited coverage by analysts and the media. For example, MEOA and Digerati will not conduct a traditional “roadshow” with underwriters prior to the opening of initial post-closing trading of the New Digerati Common Stock on Nasdaq. There can be no guarantee that any information made available in this proxy statement/prospectus and/or otherwise disclosed or filed with the SEC will have the same impact on investor education as a traditional “roadshow” conducted in connection with an underwritten initial public offering. The failure to receive research coverage or support in the market for New Digerati’s Common Stock could have an adverse effect on New Digerati’s ability to develop an efficient, liquid market for the New Digerati Common Stock and could result in more price volatility.

Changes in SEC regulations or policies may adversely impact our ability to negotiate and complete the Business Combination.

On March 30, 2022, the SEC issued proposed rules relating to, among other items, enhancing disclosures in business combination transactions involving SPACs and private operating companies; amending the financial statement requirements applicable to transactions involving shell companies; effectively eliminating the safe harbor relating to the use of projections in SEC filings in connection with proposed business combination transactions; increasing the potential liability of certain participants in proposed business combination transactions; and the extent to which SPACs could become subject to regulation under the Investment Company Act, including a proposed rule that would provide SPACs a safe harbor from treatment as an investment company if they satisfy certain conditions that limit a SPAC’s duration, asset composition, business purpose, and activities. These rules, if adopted, whether in the form proposed or in revised form, may materially increase the costs and time needed to complete the Business Combination or impair our ability to complete the Business Combination.

If the Merger does not qualify as a reorganization under Section 368(a) of the Code, Digerati Equityholders may incur a U.S. federal income tax liability as a result of the Merger.

MEOA and Digerati intend for the Merger to be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. However, neither MEOA nor Digerati has requested, or intends to request, an opinion of tax counsel or a ruling from the Internal Revenue Service, or IRS, with respect to the tax consequences of the Merger and there can be no assurance that the companies’ position would be sustained by a court if challenged by the IRS. Accordingly, if the IRS or a court determines that the Merger does not qualify as a reorganization under Section 368(a) of the Code and is therefore fully taxable for U.S. federal income tax purposes, Digerati Equityholders generally would recognize taxable gain or loss on their receipt of New Digerati Common Stock in connection with the Merger.

We are not registering the shares of Class A Common Stock issuable upon exercise of the warrants under the Securities Act or any state securities laws at this time, and such registration may not be in place when an investor desires to exercise warrants, thus precluding such investor from being able to exercise its warrants except on a cashless basis. If the issuance of the shares upon exercise of warrants is not registered, qualified or exempt from registration or qualification, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless.

We are not registering the shares of common stock issuable upon exercise of the warrants under the Securities Act or any state securities laws at this time. However, under the terms of the warrant agreement, we have agreed that as soon as practicable, but in no event later than fifteen (15) business days after the closing of our initial business combination, we will use our best efforts to file with the SEC a registration statement for the registration under the Securities Act of the shares of common stock issuable upon exercise of the warrants and thereafter will use our best efforts to cause the same to become effective within sixty (60) business days following our initial business combination and to maintain a current prospectus relating to the shares of common stock issuable upon exercise of the warrants, until the expiration of the warrants in accordance with the provisions of the warrant agreement. We cannot assure you that we will be able to do so if, for example, any facts or events arise which represent a fundamental change in the information set forth in the registration statement or prospectus, the financial statements contained or incorporated by reference therein are not current or correct or the SEC issues a stop order. If the shares issuable upon exercise of the warrants are not registered under the Securities Act, we will be required to permit holders to exercise their warrants on a cashless basis. However, no warrant will be exercisable for cash or on a cashless basis, and we will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption from registration is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis. In no event will we be required to net cash settle any warrant, or issue securities or other compensation in exchange for the warrants in the event that we are unable to register or qualify the shares underlying the warrants under applicable state securities laws and there is no exemption available. If the issuance of the shares upon exercise of the warrants is not so registered or qualified or exempt from registration or qualification, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In such event, holders who acquired their warrants as part of a purchase of Units will have paid the full Unit purchase price solely for the shares of common stock included in the Units. If and when the warrants become redeemable by us, we may not exercise our redemption right if the issuance of shares of common stock upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or we are unable to effect such registration or qualification. We will use our best efforts to register or qualify such shares of common stock under the blue sky laws of the state of residence in those states in which the warrants were offered by us in our Initial Public Offering. However, there may be instances in which holders of our Public Warrants may be unable to exercise such Public Warrants but holders of our Private Placement Warrants may be able to exercise such Private Placement Warrants.

A new 1% U.S. federal excise tax could be imposed on us in connection with redemptions.

On August 16, 2022, the IRA was signed into federal law. The IRA provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases (including redemptions) of stock by publicly traded U.S. corporations and certain U.S. subsidiaries of publicly traded non-U.S. corporations. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of Treasury has been given authority to provide regulations and other guidance to carry out, and prevent the abuse or avoidance of the excise tax. The IRA applies only to repurchases that occur after December 31, 2022.

If the Business Combination occurs after December 31, 2022, any redemption or other repurchase that occurs in connection with the Business Combination may be subject to the excise tax. Whether and to what extent we would be subject to the excise tax would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, (ii) the fair market value of New Digerati Common Stock issued in connection with the Business Combination, (iii) the nature and amount of any equity issuances within the same taxable year of the Business Combination, and (iv) the content of regulations and other guidance from the U.S. Department of the Treasury. In addition, because the excise tax would be payable by MEOA, and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined.

The majority member of our sponsor is Sphere 3D Corp., an Ontario, Canada corporation that is publicly traded on the Nasdaq Capital Market under the trading symbol “ANY”. As a result of this relationship with a non-US entity, it is possible that any proposed business combination may be subject to review by U.S. governmental authorities, which could delay or prevent the consummation of an initial business combination, including the Business Combination with Digerati, thereby leading to the liquidation of our company.

Although our sponsor is a Delaware limited liability company, the majority member of our sponsor is Sphere 3D Corp., an Ontario, Canada corporation that is publicly traded on the Nasdaq Capital Market under the trading symbol “ANY”. Due to the fact that our sponsor is controlled by a non-US person, it is possible that we will not be able to complete an initial business combination with a U.S. target company in the event that the transaction is subject to review by a U.S. governmental entity, such as the Committee on Foreign Investment in the United States, or such transaction may ultimately be prohibited. As a result, the pool of potential target companies with which we could complete an initial business combination may be limited. Further, if any proposed initial business combination is subject to review by a U.S. governmental entity, the time necessary to conduct such review, or a decision to prohibit the proposed transaction, could prevent us from completing an initial business combination prior to the expiration of the business combination period (as it may be extended), thereby forcing us to liquidate. In such case, our public stockholders may only receive $11.15 per share (based upon the amount in the Trust Account as of the Record Date), or less in certain circumstances, and our warrants will expire worthless.

It is possible that certain approvals from the Federal Communications Commission may be necessary for New Digerati to continue to operate the business of Digerati following the Closing of the Business Combination.

Prior to the Closing of the Business Combination, Digerati plans to seek the approval of the FCC for transfer of Domestic 214 Authority in compliance with the FCC’s rules. The purpose of the filing, which is required by the rules and regulations of the FCC, is to allow the FCC to assess whether any service suspension, reduction or cancellation to end-user customers may result as a result of a change of control transaction, such as the Business Combination, and if such a result may arise, to approve the proposed change of control transaction. It is not anticipated that the Business Combination will have any such impact to Digerati customers. Rather, it is anticipated that no Digerati customer will experience any service suspension, reduction or cancellation as a result of the Business Combination, and that services will continue to be provided through the applicable subsidiaries of Digerati without disruption. In its submission to the FCC, which was made on or about April 11, 2023, Digerati noted the nature of the Business Combination and the fact that Digerati does not anticipate any impact to its customers as a result of the Business Combination. Based on the foregoing, upon advice of counsel, Digerati believes it is likely that the FCC will either approve the Business Combination promptly following submission or simply record the request and advise that no further review or approval is necessary. It is anticipated that the FCC will respond to Digerati’s submission within three weeks following submission. Neither the filing for the review and approval of the FCC for the transfer of Domestic 214 Authority, nor the receipt of such approval, is a condition to the Closing of the Business Combination. If, following review, the FCC determines that its approval for the transfer of Domestic 214 authority is required, and such approval is not obtained prior to the Closing of the Business Combination, then the ability of New Digerati to continue the business of Digerati immediately following the Closing of the Business Combination may be impaired, which could materially adversely affect the business, financial condition and results of operations of New Digerati until approval is obtained.

Legal proceedings in connection with the Business Combination, the outcomes of which are uncertain, could delay or prevent the completion of the Business Combination.

Lawsuits may be filed against MEOA or its directors and officers in connection with the Business Combination. Defending such lawsuits could require MEOA to incur significant costs and draw the attention of MEOA’s management team away from the Business Combination. Further, the defense or settlement of any lawsuit or claim that remains unresolved at the time the Business Combination is consummated may adversely affect New Digerati’s business, financial condition, results of operations and cash flows. Such legal proceedings could delay or prevent the Business Combination from becoming effective within the agreed upon timeframe.

In connection with the Business Combination, a purported shareholder of MEOA has sent a demand letter requesting that MEOA provide additional disclosures in an amendment to the registration statement filed in connection with the Business Combination. MEOA believes that the allegations in the demand letter are meritless and that no additional disclosure is required in such registration statement. No litigation has been filed in respect of these allegations and MEOA is currently unable to reasonably determine the outcome or estimate any potential losses should any litigation be filed, and, as such, has not recorded a loss contingency. There is no material litigation, arbitration or governmental proceeding currently pending against MEOA or any members of its management team in their capacity as such.

SPECIAL MEETING OF MEOA

General

MEOA is furnishing this proxy statement/prospectus to MEOA’s stockholders as part of the solicitation of proxies by the Board for use at the Special Meeting of MEOA to be held on May 24, 2023, and at any adjournment thereof. This proxy statement/prospectus is first being furnished to MEOA’s stockholders on or about May 5, 2023 in connection with the vote on the proposals described in this proxy statement/prospectus. This proxy statement/prospectus provides MEOA’s stockholders with information they need to know to be able to vote or instruct their vote to be cast at the Special Meeting.

Date, Time and Place

The Special Meeting will be held telephonically on May 24, 2023, at 10:00 a.m., Eastern Time, via a teleconference meeting using the following dial-in information: dial-in: 1-800-742-8885 (toll-free) within the U.S. or 1-210-642-0873 (standard rates apply) outside of the U.S.; participant passcode 78216. The Special Meeting will be held in a telephonic meeting format only. You will not be able to attend the Special Meeting physically.

Purpose of the MEOA Special Meeting

At the Special Meeting, MEOA is asking stockholders to consider and vote upon the following Proposals:

1.      The Business Combination Proposal — To adopt and approve the Business Combination Agreement and approve the Business Combination.

2.      The Charter Amendment Proposal — To approve, assuming the Business Combination Proposal is approved and adopted, the Proposed Charter, which will amend and restate the Current Charter, and which Proposed Charter will be in effect when duly filed with the Secretary of State of the State of Delaware in connection with the Closing.

3.      The Advisory Charter Amendment Proposals — To approve, on a non-binding advisory basis, the following material differences between the Proposed Charter and the Current Charter, which are being presented in accordance with the requirements of the SEC as five (5) separate sub-proposals:

Advisory Charter Proposal A — to change the corporate name of New Digerati to “Verve Technologies Corporation”;

Advisory Charter Proposal B — to reclassify MEOA’s existing 100,000,000 authorized shares of Class A Common Stock into 100,000,000 authorized shares of common stock (after giving effect to the conversion of each outstanding share of Class B Common Stock to Class A Common Stock under the terms of the Current Charter);

Advisory Charter Proposal C — to divide the New Digerati board of directors into three classes with staggered three-year terms, rather than two classes with staggered two-year terms;

Advisory Charter Proposal D — to provide that the removal of any director be only for cause and only by the affirmative vote of holders of at least 66 2∕3% of New Digerati’s then outstanding shares entitled to vote at an election of directors, rather than a simple majority; and

Advisory Charter Proposal E — to make New Digerati’s corporate existence perpetual as opposed to MEOA’s corporate existence, which is required to be dissolved and liquidated if MEOA does not complete an initial business combination on or prior to May 30, 2023, and to remove from the Proposed Charter the various provisions applicable only to blank check companies.

4.      The Nasdaq Stock Issuance Proposal — To approve, assuming the Business Combination Proposal is approved and adopted, for purposes of complying with Nasdaq Listing Rule 5635, the issuance of up to 7,108,081 newly issued shares of New Digerati Common Stock in the Business Combination, which amount will be determined as described in more detail in the accompanying proxy statement/prospectus under the heading titled “Business Combination Proposal — Ownership of New Digerati”.

5.      The Director Election Proposal — To approve, assuming the Business Combination Proposal is approved and adopted, the appointment of seven directors who, upon consummation of the Business Combination, will become directors of New Digerati.

6.      The Equity Incentive Plan Proposal — To approve, assuming the Business Combination Proposal is approved and adopted, the Equity Incentive Plan, a copy of which is attached as an exhibit to the accompanying proxy statement/prospectus, which will become effective on the later of the date on which it is approved by our stockholders and the Closing of the Business Combination.

7.      The NTA Proposal — To approve, assuming the Business Combination Proposal is approved and adopted, amendments to the Current Charter, which amendments shall be effective, if adopted and implemented by MEOA, prior to the consummation of the proposed Business Combination, to remove from the Current Charter requirements limiting MEOA’s ability to redeem shares of MEOA Class A Common Stock and consummate an initial business combination if the amount of such redemptions would cause MEOA to have less than $5,000,001 in net tangible assets.

8.      The Adjournment Proposal — To approve a proposal to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, there are not sufficient votes to approve the Business Combination Proposal, the Charter Amendment Proposal, the Advisory Charter Amendment Proposals, the Nasdaq Stock Issuance Proposal, the Director Election Proposal, the Equity Incentive Plan Proposal or the NTA Proposal, or we determine that one or more of the Closing conditions under the Business Combination Agreement is not satisfied or waived.

Recommendation of the Board

The Board believes that the Business Combination Proposal and the other proposals to be presented at the Special Meeting of MEOA are in the best interest of MEOA and its stockholders and unanimously recommends that its stockholders vote “FOR” the Business Combination Proposal, “FOR” the Charter Amendment Proposal, “FOR” each of the Advisory Charter Amendment Proposals, “FOR” the Nasdaq Stock Issuance Proposal, “FOR” the Director Election Proposal, “FOR” the Equity Incentive Plan Proposal, “FOR” the NTA Proposal, and “FOR” the Adjournment Proposal, in each case, if presented to the Special Meeting.

The existence of financial and personal interests of one or more of MEOA’s directors may result in a conflict of interest on the part of such director(s) between what she, he or they may believe is in the best interests of MEOA and its stockholders and what she, he or they may believe is best for herself, himself or themselves in determining to recommend that stockholders vote for the proposals. In addition, MEOA’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section entitled “Business Combination Proposal — Interests of MEOA’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Record Date; Who is Entitled to Vote

Stockholders will be entitled to vote or direct votes to be cast at the Special Meeting if they owned MEOA Common Stock at the close of business on May 1, 2023, the Record Date. Stockholders will have one (1) vote for each share of MEOA Common Stock owned at the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

Quorum

A quorum of MEOA stockholders is necessary to hold a valid meeting. A quorum will be present at the Special Meeting if a majority of the voting power of all outstanding shares of MEOA Common Stock entitled to vote at the meeting are represented in person (which would include presence at a virtual or telephonic meeting) or by proxy. As of the Record Date, there were 1,117,022 shares of Class A Common Stock and 3,162,500 shares of Class B Common Stock outstanding; therefore, a total of 2,139,762 shares of MEOA Common Stock must be represented at the Special

Meeting in order to constitute a quorum. As of the Record Date, the Sponsor holds approximately 74% of the issued and outstanding shares of MEOA Common Stock, after giving effect to the redemption of 11,691,103 Public Shares in connection with the Extension Meeting.

Abstentions and Broker Non-Votes

Proxies that are marked “abstain” and proxies relating to “street name” shares that are returned to MEOA but marked by brokers as “not voted” will be treated as shares present for purposes of determining the presence of a quorum on all matters. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Special Meeting, and otherwise will have no effect on a particular proposal, provided that they will be considered a vote against the Charter Amendment Proposal and the NTA Proposal. If a stockholder does not give the broker voting instructions, under applicable self-regulatory organization rules, its broker may not vote its shares on “non-routine” proposals, such as the Business Combination Proposal or any of the other Condition Precedent Proposals. As a result, if you do not provide voting instructions, a broker “non-vote” will be deemed to have occurred for each such Proposal.

Each share of MEOA Common Stock that you own in your name entitles you to one (1) vote. If you are a record owner of your shares, there are two (2) ways to vote your shares of MEOA Common Stock at the Special Meeting:

•        You Can Vote By Signing and Returning the Enclosed Proxy Card.    If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by the Board “FOR” the Business Combination Proposal, “FOR” the Charter Amendment Proposal, “FOR” the Advisory Charter Amendment Proposals, “FOR” the Equity Incentive Plan Proposal, “FOR” the Nasdaq Stock Issuance Proposal, “FOR” the Director Election Proposal, “FOR” the NTA Proposal, and “FOR” the Adjournment Proposal (if presented). Votes received after a matter has been voted upon at the Special Meeting will not be counted.

•        You Can Telephonically Attend the Special Meeting and Vote.    You will be able to attend the Special Meeting telephonically and vote during the meeting by using the following dial-in information: dial-in: 1-800-742-8885 (toll-free) within the U.S. or 1-210-642-0873 (standard rates apply) outside of the U.S.; participant passcode 78216, and following the instructions provided during the Special Meeting.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. If you wish to attend the meeting and vote and your shares are held in “street name,” you must obtain a legal proxy from your broker, bank or nominee. That is the only way MEOA can be sure that the broker, bank or nominee has not already voted your shares.

Revoking Your Proxy

If you are a record owner of your shares and you give a proxy, you may change or revoke it at any time before it is exercised by doing any one of the following:

•        submit a new proxy card bearing a later date;

•        give written notice of your revocation to MEOA’s corporate secretary, which notice must be received by MEOA’s corporate secretary prior to the vote at the Special Meeting; or

•        vote at the Special Meeting by using the following dial-in information: dial-in: 1-800-742-8885 (toll-free) within the U.S. or 1-210-642-0873 (standard rates apply) outside of the U.S.; participant passcode 78216, and following the instructions provided during the Special Meeting. Please note that your attendance at the Special Meeting will not alone serve to revoke your proxy.

If your shares are held in “street name” by your broker, bank or another nominee as of the close of business on the Record Date, you must follow the instructions of your broker, bank or other nominee to revoke or change your voting instructions.

Who Can Answer Your Questions About Voting Your Shares

If you are a stockholder and have any questions about how to vote or direct a vote in respect of your MEOA Common Stock, you may call Advantage Proxy, Inc. (“Advantage Proxy”), MEOA’s proxy solicitor, at (877) 870-8565 or email: ksmith@advantageproxy.com.

No Additional Matters May Be Presented at the Special Meeting

The Special Meeting has been called only to consider the approval of the Business Combination Proposal, the Charter Amendment Proposal, the Equity Incentive Plan Proposal, the Advisory Charter Amendment Proposals, the Nasdaq Stock Issuance Proposal, the Director Election Proposal, the NTA Proposal and the Adjournment Proposal. Under the Current Bylaws, other than procedural matters incident to the conduct of the Special Meeting, no other matters may be considered at the Special Meeting if they are not included in this proxy statement/prospectus, which serves as the notice of the Special Meeting.

Redemption Rights

Pursuant to the Current Charter, any holders of Public Shares may demand that such shares be redeemed in exchange for a pro rata share of the aggregate amount on deposit in the Trust Account, less franchise and income taxes payable. If demand is properly made and the Business Combination is consummated, these shares, immediately prior to the Business Combination, will cease to be outstanding and will represent only the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account, which holds the proceeds of the Initial Public Offering (including interest earned on the funds held in the Trust Account and not previously released to it to pay the Company’s franchise and income taxes). For illustrative purposes, based on funds in the Trust Account of approximately $10.7 million on the Record Date, the estimated per share redemption price would have been approximately $11.15.

In order to exercise your redemption rights, you must:

•        hold Public Shares or (b) hold Public Shares through Units and you elect to separate your Units into the underlying Public Shares and Public Warrants prior to exercising your redemption rights with respect to the Public Shares; and

•        prior to 5:00 PM Eastern time on May 22, 2023 (two (2) business days before the Special Meeting), tender your shares physically or electronically and submit a request in writing that we redeem your Public Shares for cash to Continental Stock Transfer & Trust Company, MEOA’s transfer agent, at the following address:

Continental Stock Transfer & Trust Company
One State Street Plaza, 30th Floor
New York, New York 10004
Attn: Mark Zimkind
E-mail: mzimkind@continentalstock.com; and

•        deliver your Public Shares either physically or electronically through the Depository Trust Company to MEOA’s transfer agent at least two (2) business days before the Special Meeting. Stockholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent and time to effect delivery. It is MEOA’s understanding that stockholders should generally allot at least two (2) weeks to obtain physical certificates from the transfer agent. However, MEOA does not have any control over this process and it may take longer than two (2) weeks. Stockholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically. If you do not submit a written request and deliver your Public Shares as described above, your shares will not be redeemed.

Holders of Units must elect to separate the underlying Public Shares and Public Warrants prior to exercising redemption rights with respect to the Public Shares. If holders hold their Units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the Units into the underlying Public Shares and Public Warrants, or if a holder holds Units registered in its own name, the holder must contact the transfer agent, directly and instruct them to do so.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests (and submitting shares to the transfer agent) and thereafter, with MEOA’s consent, until the closing of the Business Combination. If you delivered your shares for redemption to MEOA’s transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that MEOA’s transfer agent return the shares (physically or electronically). You may make such request by contacting MEOA’s transfer agent at the phone number or address listed above.

Prior to exercising redemption rights, stockholders should verify the market price of Class A Common Stock as they may receive higher proceeds from the sale of their Class A Common Stock in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. We cannot assure you that you will be able to sell your shares of Class A Common Stock in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in MEOA Common Stock when you wish to sell your shares.

If you exercise your redemption rights, your shares of Class A Common Stock will cease to be outstanding immediately prior to the Business Combination and will only represent the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account. You will no longer own those shares and will have no right to participate in, or have any interest in, the future growth of New Digerati, if any. You will be entitled to receive cash for these shares only if you properly and timely demand redemption.

If the Business Combination is not approved or completed for any reason, then Public Stockholders who elected to exercise their redemption rights will not be entitled to redeem their shares. In such case MEOA will promptly return any Public Shares previously delivered by the public holders.

Holders of our warrants will not have redemption rights with respect to the warrants.

Appraisal Rights

Appraisal rights are statutory rights under the DGCL that enable stockholders who object to certain extraordinary transactions to demand that the corporation pay such stockholders the fair value of their shares instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. However, appraisal rights are not available in all circumstances. None of MEOA’s stockholders or warrant holders, have appraisal rights in connection with the Business Combination under Delaware law.

Proxy Solicitation Costs

MEOA is soliciting proxies on behalf of the Board. This solicitation is being made by mail but also may be made by telephone or in person. MEOA and its directors, officers and employees may also solicit proxies in person. MEOA will file with the SEC all scripts and other electronic communications as proxy soliciting materials. MEOA will bear the cost of the solicitation.

MEOA has engaged Advantage Proxy to assist in the solicitation of proxies. MEOA will pay that firm a fee of $10,000, plus disbursements, for such services.

MEOA will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. MEOA will reimburse them for their reasonable expenses.

Potential Purchases of Shares and/or Public Warrants

In connection with the stockholder vote to approve the proposed Business Combination, the Sponsor, directors, officers or advisors or their respective affiliates may privately negotiate transactions to purchase shares and/or warrants from stockholders who would have otherwise elected to have their shares redeemed in conjunction with a proxy solicitation pursuant to the proxy rules for a per-share pro rata portion of the Trust Account. None of MEOA’s Sponsor, directors, officers or advisors or their respective affiliates will make any such purchases when they are in possession of any material non-public information not disclosed to the seller or during a restricted period under Regulation M under the Exchange Act. Such a purchase would include a contractual acknowledgment that such stockholder, although still the record holder of MEOA shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights, and could include a contractual provision that directs such stockholder to vote such shares in a manner directed by the purchaser. In the event that the Sponsor, directors, officers or advisors or their affiliates purchase shares in privately negotiated transactions from Public Stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. Any such privately negotiated purchases may be effected at purchase prices that are below or in excess of the per-share pro rata portion of the Trust Account.

Stock Exchange Listing

MEOA’s Units, Class A Common Stock and Public Warrants are publicly traded on the Nasdaq Capital Market under the symbols “MEOAU”, “MEOA” and “MEOAW”, respectively. MEOA has applied to list the New Digerati Common Stock and Public Warrants on the Nasdaq Global Market under the symbols “VRVE” and “VRVEW”, respectively, upon the Closing of the Business Combination. New Digerati will not have Units traded following the Closing of the Business Combination.

PROPOSAL 1 — THE BUSINESS COMBINATION PROPOSAL

Overview

On August 30, 2022, MEOA, Merger Sub and Digerati entered into the Business Combination Agreement. The Business Combination Agreement was amended on each of February 14, 2023 and February 24, 2023. We are asking our stockholders to adopt and approve the Business Combination Agreement, certain related agreements and the transactions contemplated thereby (including the Business Combination). MEOA stockholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination Agreement, which is attached as Annex A-1 to this proxy statement/prospectus, and the transactions contemplated thereby. Please see “— The Business Combination Agreement” below for additional information and a summary of certain terms of the Business Combination Agreement. You are urged to read carefully the Business Combination Agreement in its entirety before voting on this proposal.

Because we are holding a stockholder vote on the Business Combination, we may consummate the Business Combination only if it is approved by the affirmative vote of a majority of the issued and outstanding MEOA Common Stock voting together as a single class as of the Record Date fixed for our meeting.

The Business Combination Agreement

This subsection of the proxy statement/prospectus describes the material provisions of the Business Combination Agreement, but does not purport to describe all of the terms of the Business Combination Agreement. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, which is attached as Annex A-1 to this proxy statement/prospectus. You are urged to read the Business Combination Agreement in its entirety because it is the primary legal document that governs the Business Combination.

The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in part by the underlying Disclosure Schedules, which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that the Disclosure Schedules contain information that is material to an investment decision. Additionally, the representations and warranties of the parties to the Business Combination Agreement may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus. Accordingly, no person should rely on the representations and warranties in the Business Combination Agreement or the summaries thereof in this proxy statement/prospectus as characterizations of the actual state of facts about MEOA, Sponsor, Digerati or any other matter.

The Business Combination Agreement provides that, at the Closing, the parties to the Business Combination Agreement will cause a certificate of merger to be executed and filed with the Secretary of State of each of the State of Delaware and the State of Nevada, pursuant to which Merger Sub will merge with and into Digerati, with Digerati as the surviving company in the Business Combination (the “Surviving Company”) and, after giving effect to such Business Combination, Digerati will be a wholly-owned subsidiary of MEOA. The time this Business Combination becomes effective is referred to as the “Effective Time.”

In accordance with the terms and subject to the conditions of the Business Combination Agreement, as amended, at the Effective Time, based on an implied equity value of Digerati of $71,080,810,

(i)     each share of MEOA Class B Common Stock that is issued and outstanding immediately prior to the Effective Time will convert into one share of MEOA Common Stock;

(ii)    each share of Digerati Common Stock issued and outstanding as of immediately prior to the Effective Time, including, for the avoidance of doubt, shares of Digerati Common Stock that were issued upon the exercise of the Post Road Warrant and upon the conversion of Digerati Series B Preferred Stock and Digerati Series C Preferred Stock will be automatically canceled and extinguished and converted into the right to receive the pro rata portion of the Transaction Share Consideration issuable to holders of Digerati Common Stock at the Effective Time comprised of shares of MEOA Common Stock, as determined in accordance with the Business Combination Agreement; provided, that any shares of Digerati Common Stock that are restricted shares will be converted into restricted shares of MEOA Common Stock, subject to the same vesting, transfer and other restrictions as the applicable restricted shares of Digerati Common Stock;

(iii)   each share of capital stock of Merger Sub issued and outstanding as of immediately prior to the Effective Time will be automatically cancelled and extinguished and converted into one share of common stock of the Surviving Company;

(iv)   each vested and unvested Digerati Option will be assumed by MEOA and will cease to represent the right to purchase shares of Digerati Common Stock and will become a “Rollover Option” thereafter exercisable for shares of MEOA Common Stock in an amount, at an exercise price and subject to such terms and conditions, in each case, as set forth on the Allocation Schedule attached to the Business Combination Agreement;

(v)    each Rollover Warrant (other than the Post Road Warrant, which will be exercised for shares of Digerati Common Stock prior to the Closing of the Business Combination) will cease to represent the right to purchase shares of Digerati Common Stock and will be canceled in exchange for a “Rollover Warrant” to purchase shares of MEOA Common Stock in an amount, at an exercise price and subject to such terms and conditions, in each case, as set forth on the Allocation Schedule attached to the Business Combination Agreement; provided, however, that the Bridge Loan Warrants (although they will be assumed by New Digerati) are not a part of the implied equity value of Digerati and will not be listed on the Allocation Schedule;

(vi)   each share of Digerati Series A Preferred Stock that is outstanding at the Effective Time will become convertible into such number of shares of MEOA Common Stock as the shares of Digerati Common Stock for which such share of Digerati Series A Preferred Stock would have been convertible immediately prior to the Effective Time would have converted into as a result of the Merger;

(vii)  certain convertible promissory notes of Digerati that are outstanding at the Effective Time will become convertible into such number of shares of MEOA Common Stock as the shares of Digerati Common Stock for which such notes would have been convertible immediately prior to the Effective Time would have converted into as a result of the Merger; and

(viii) our Sponsor has agreed to forfeit for cancellation up to 1,391,500 of its Founder Shares, and 3,776,500 its Private Placement Warrants, to MEOA immediately prior to the Effective Time in accordance with the terms and conditions of the Sponsor Letter Agreement.

On February 14, 2023, the parties to the Business Combination Agreement amended the Business Combination Agreement (the “February Amendment”) to increase the implied equity value of Digerati from $68,680,807 to $71,080,810 to give effect to the issuance by Digerati to Maxim, immediately prior to the Closing of the Business Combination, of such number of shares of Digerati Common Stock as would be exchanged for an aggregate of 240,000 shares of New Digerati Common Stock upon the Closing of the Business Combination as partial compensation for financial advisory services that Maxim provided to Digerati in connection with the Business Combination. The February Amendment also clarified that the shares of Digerati Common Stock underlying the Bridge Loan Warrants would not be part of the implied equity value of Digerati of $71,080,810, and it clarified that none of the shares underlying any of the convertible promissory notes of Digerati that are outstanding upon the Closing of the Business Combination are part of the implied equity value of Digerati of $71,080,810. A copy of the February Amendment is attached as Annex A-2 to this proxy statement/prospectus.

On February 24, 2023, the parties to the Business Combination Agreement entered into an Amendment No. 2 to Business Combination Agreement, which, among other things, extends the Termination Date (as defined in the Business Combination Agreement) from February 25, 2023 to April 28, 2023. A copy of Amendment No. 2 to Business Combination Agreement is attached as Annex A-3 to this proxy statement/prospectus.

Related Agreements

In connection with the Business Combination, certain related agreements have been, or will be, entered into on or prior to the closing of the Business Combination, including the Sponsor Letter Agreement and the Transaction Support Agreements. See the section below titled “— Related Agreements” for more information.

Aggregate MEOA Proceeds

The aggregate cash proceeds available for release to MEOA from the Trust Account in connection with the transactions contemplated by the Business Combination Agreement (after, for the avoidance of doubt, giving effect to any redemptions by the Public Stockholders that exercise redemption rights with respect to their shares of Class A Common Stock) will be used for general corporate purposes after the Business Combination.

Closing and Effective Time of the Business Combination

The Closing of the transactions contemplated by the Business Combination Agreement is required to take place electronically by exchange of the closing deliverables as promptly as reasonably practicable, but in no event later than the third (3rd) business day, following the satisfaction (or, to the extent permitted by applicable law, waiver) of the conditions described below under the section entitled “— Conditions to Closing of the Business Combination,” (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions) or at such other place, date and/or time as MEOA and Digerati may agree in writing.

Conditions to Closing of the Business Combination

Conditions to Each Party’s Obligations

The respective obligations of each party to the Business Combination Agreement to consummate the transactions contemplated by the Business Combination are subject to the satisfaction or, if permitted by applicable law, waiver by the party whose benefit such condition exists, of the following conditions:

•        the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act (the “HSR Act”) relating to the Business Combination having been expired or been terminated and any other required regulatory approvals applicable to the transactions contemplated by the Business Combination Agreement and related agreements having been obtained and remaining in full force and effect;

•        (i) all shares of the Digerati Series C Preferred Stock having been exchanged for Restricted Shares, and no shares of the Digerati Series C Preferred Stock remaining outstanding, and (ii) all shares of the Digerati Series F Preferred Stock having been redeemed by Digerati at a redemption price of $0.01 per share, and no shares of the Digerati Series F Preferred Stock remaining outstanding;

•        no order or law issued by any court of competent jurisdiction or other governmental entity or other legal restraint or prohibition preventing the consummation of the transactions contemplated by Business Combination Agreement pending or being in effect;

•        the Registration Statement of which this proxy statement/prospectus forms a part becoming effective in accordance with the provisions of the Securities Act, no stop order being issued by the SEC and remaining in effect with respect to the Registration Statement of which this proxy statement/prospectus forms a part, and no proceeding seeking such a stop order being threatened or initiated by the SEC and remaining pending;

•        the initial listing application with Nasdaq in connection with the transactions contemplated by the Business Combination Agreement being approved and, immediately following the Effective Time, MEOA satisfying any applicable initial and continuing listing requirements of Nasdaq, and MEOA not having received any notice of non-compliance in connection therewith that has not been cured or would not be cured at or immediately following the Effective Time, and the shares of MEOA Common Stock (including the shares to be issued in connection with the Business Combination), being approved for listing on Nasdaq;

•        the board of directors of MEOA consisting of the number of directors, and comprising the individuals, determined as specified in the Business Combination Agreement;

•        the Required MEOA Stockholder Approval having been obtained; and

•        the affirmative vote of the holders of at least the requisite number of issued and outstanding shares of Digerati Common Stock entitled to vote thereon, whether in person or by proxy at the Digerati Stockholders Meeting (or any adjournment thereof), in accordance with the Nevada Revised Statutes and Digerati’s Governing Documents (the “Digerati Stockholder Approval”), having been received by Digerati.

Other Conditions to the Obligations of MEOA and Merger Sub

The obligations of MEOA and Merger Sub (collectively, the “MEOA Parties”) to consummate the transactions contemplated by the Business Combination Agreement are subject to the satisfaction or, if permitted by applicable law, waiver by MEOA (on behalf of itself and the other MEOA Parties) of the following further conditions:

•        the representations and warranties of Digerati regarding organization and qualification of Digerati and its subsidiaries, certain representations and warranties regarding the capitalization of Digerati, representations and warranties of Digerati regarding the authority of Digerati to, among other things, consummate the transactions contemplated by the Business Combination Agreement, the representation and warranty regarding no Company Material Adverse Effect (as defined in the Business Combination Agreement) having occurred and the representation and warranty of Digerati regarding brokers fees being true and correct (without giving effect to any limitation of “materiality” or “Company Material Adverse Effect” or any similar limitation set forth in the Business Combination Agreement) in all respects (except for de minimis inaccuracies) as of the Closing Date as if made at and as of such date (or, if given as of an earlier date, as of such earlier date);

•        the other representations and warranties of Digerati being true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth in the Business Combination Agreement) in all respects as of the Closing Date (or, if given as of an earlier date, as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause a Company Material Adverse Effect;

•        Digerati having performed and complied in all material respects with the covenants and agreements required to be performed or complied with by it under the Business Combination Agreement at or prior to the Closing;

•        since the date of the Business Combination Agreement, no Company Material Adverse Effect having occurred that is continuing;

•        MEOA receiving a certificate executed by an authorized officer of Digerati confirming that the conditions set forth in the first four bullet points in this section have been satisfied;

•        MEOA receiving a certificate of the secretary or equivalent officer of each of Digerati and its subsidiaries (each, a “Group Company” and collectively, the “Group Companies”) certifying that attached thereto are true, correct and complete copies of all resolutions adopted by the board of directors or equivalent body of each of the Group Companies authorizing the execution, delivery, and performance of the Business Combination Agreement and the transactions contemplated thereby, and that all such resolutions are in full force and effect and are all of the resolutions adopted in connection with the transactions contemplated by the Business Combination Agreement;

•        Digerati having delivered to MEOA a good standing certificate (or similar documents applicable for such jurisdictions) for each Group Company certified as of a date no earlier than 10 days prior to the Closing Date from the proper governmental authority of each such Group Company’s jurisdiction of organization and from each other jurisdiction in which each such Group Company is qualified to do business as a foreign entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions;

•        MEOA having repaid, or having irrevocably arranged to have repaid upon the Closing, any and all loans that have been made to MEOA by the Sponsor, including, without limitation, any Extension Loans or Working Capital Loans, or, in lieu thereof, and with the consent of the Sponsor, such loans having been converted into warrants to purchase shares of the Class A common stock of MEOA having equivalent terms and conditions as the warrants that were issued by MEOA to investors in its Initial Public Offering;

•        Digerati having provided to MEOA evidence reasonably satisfactory to MEOA of (i) the exchange, effective prior to the Closing, of all of the issued and outstanding shares of the Digerati Series C Preferred Stock for Restricted Shares; (ii) the redemption, effective prior to the Closing, by Digerati of all of the issued and outstanding shares of the Digerati Series F Preferred Stock; and (iii) the exercise, effective prior to the Closing, of Post Road Warrant for Digerati Common Stock;

•        at or prior to the Closing, Digerati having delivered, or having caused to be delivered, to MEOA a certificate duly executed by an authorized officer of Digerati that, to the best of his or her knowledge, information and belief, (i) the information delivered in the Allocation Schedule attached to the Business Combination Agreement is true and correct in all respects and (ii) Digerati has performed, or otherwise complied with, as applicable, its covenants and agreements set forth in Section 2.1(d) of the Business Combination Agreement;

•        Digerati having delivered, or having caused to be delivered, to MEOA, waivers in the form attached as Exhibit G to the Business Combination Agreement, duly executed by each of Arthur Smith, Craig Clement, Antonio Estrada and Felipe Lahrssen whereby each such individual waives any entitlement to claim that the consummation of the transactions contemplated by the Business Combination Agreement, including the Business Combination, constitutes “Good Reason” as defined in the existing employment agreements that such individual has entered into with the Group Companies;

•        MEOA having received from each Supporting Company Stockholder (as defined in the Business Combination Agreement), at or prior to the Closing, a lock-up agreement between such Supporting Company Stockholder and MEOA (which lock-up period shall last for not less than 180 days from the Closing Date); and

•        Digerati having delivered, or caused to be delivered, to MEOA, at or prior to Closing, a duly executed copy of a written agreement between Post Road Administrative LLC and its affiliate Post Road Special Opportunity Fund II LP (collectively, “Post Road”) and Digerati (or its applicable Subsidiaries) that is reasonably satisfactory to MEOA, provided that MEOA does not act unreasonably in making its determination as to its satisfaction (such agreement the “PRG Resolution Agreement”). As described elsewhere in this proxy statement/prospectus, Digerati and its subsidiaries and Post Road entered into the PRG Resolution Agreement on February 3, 2023.

Other Conditions to the Obligations of Digerati

The obligations of Digerati to consummate the transactions contemplated by the Business Combination Agreement are subject to the satisfaction or, if permitted by applicable law, waiver by Digerati of the following further conditions:

•        the representations and warranties regarding organization and qualification of the MEOA Parties, the authority of MEOA to execute and deliver the Business Combination Agreement, and each of the ancillary documents thereto to which it is or will be a party and to consummate the transactions contemplated thereby, certain representations and warranties regarding the capitalization of the MEOA Parties and brokers fees and the representation and warranty regarding no MEOA Material Adverse Effect (as defined in the Business Combination Agreement) having occurred being true and correct in all respects (except for de minimis inaccuracies) as of the Closing Date, as though made on and as of the Closing Date (or, if given as of an earlier date, as of such earlier date);

•        the other representations and warranties of the MEOA Parties being true and correct (without giving effect to any limitation of “materiality” or “MEOA Material Adverse Effect” or any similar limitation set forth in the Business Combination Agreement) in all respects as of the Closing Date, except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause a MEOA Material Adverse Effect;

•        the MEOA Parties having performed and complied in all material respects with the covenants and agreements required to be performed or complied with by them under the Business Combination Agreement at or prior to the Closing;

•        Digerati having received a certificate executed by an authorized officer of MEOA confirming that the conditions set forth in the preceding three bullet points have been satisfied; and

•        MEOA having delivered to Digerati a good standing certificate (or similar documents applicable for such jurisdictions) for MEOA and Merger Sub certified as of a date no earlier than 10 days prior to the Closing Date from the Secretary of State of the State of Delaware.

Representations and Warranties

In the Business Combination Agreement, Digerati makes certain representations and warranties (with certain exceptions set forth in the Disclosure Schedules to the Business Combination Agreement) relating to, among other things:

•        its corporate organization, qualification to do business in each jurisdiction in which its properties are owned or leased by it or where the operation of its business as currently conducted makes such qualification necessary, good standing and corporate power required to own and operate its properties and assets and to carry out the business as presently conducted;

•        its capital structure, including with respect to (i) the duly authorized and validly issued and outstanding equity securities of Digerati; (ii) the number and class or series of all equity securities of Digerati; (iii) all indebtedness of Digerati; and (iv) additional matters with respect to its options, warrant, notes and restricted shares;

•        its having the requisite corporate authority to enter into the Business Combination Agreement and to complete the Business Combination;

•        its timely filing or furnishing of all statements, forms, reports and documents required to be filed or furnished by it prior to the date of the Business Combination Agreement with the SEC pursuant to Federal Securities Laws since January 1, 2017, its compliance in all material respects with the applicable requirements of the Federal Securities Laws and other matters related to its SEC filings;

•        its (i) establishment and maintenance of a system of internal control over financial reporting and of disclosure controls and procedures, (ii) compliance in all material respects with all applicable reporting rules of the OTC Markets Group applicable with respect to its OTCQB Venture Market, (iii) maintenance of books and records of in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets and liabilities and (iv) non-receipt of any written complaint, allegation, assertion or claim that, as alleged therein, would constitute (a) a “significant deficiency,” (b) a “material weakness,” or (c) fraud;

•        its fair presentation, in all material respects, of its financial position and its results of operations in its financial statements as of and for the periods ended July 31, 2021 and July 31, 2020 and April 30, 2022, and its preparation of such financial statements in conformity with GAAP, and its application of GAAP on a consistent basis and audited in accordance with the requirements of the PCAOB;

•        (i) its maintenance of financial books and records that accurately and completely reflect the revenues, expenses, assets and liabilities of Digerati in all material respects, and (ii) its proper internal controls over accounting which are designed to provide reasonable assurance that (A) transactions are executed in accordance with management’s authorizations; and (B) transactions are recorded as necessary to permit preparation of proper and accurate financial statements in conformity with GAAP and to maintain asset accountability;

•        (i) Digerati has all material necessary permits and licenses to conduct its business as currently conducted, (ii) all such permits are in full force and effect, (iii) no written notice of revocation, cancellation or termination of any material permit has been received by Digerati and (iv) there are, and have been, no proceedings pending, or to Digerati’s knowledge, threatened relating to the suspension, revocation or material and adverse modification of any material permit;

•        the transactions contemplated by the Business Combination will not require any notice to any governmental authority or the approval of any material permit for the continued conduct of the business of Digerati as currently conducted;

•        that each of its material contracts (i) is a valid and binding agreement, (ii) is in full force and effect and enforceable, (iii) there are no known material breaches of such material contracts and (iv) no event has occurred that would result in a material breach of, or default under, any material contract by Digerati or, to Digerati’s knowledge, the counterparties thereto;

•        since July 31, 2021, no material supplier or material customer has canceled, terminated or materially and adversely altered its relationship with Digerati, or to Digerati’s knowledge, threatened in writing to cancel or terminate its relationship with Digerati, and there have been no material disputes between Digerati and any material supplier or material customer since the latest balance sheet date;

•        since July 31, 2021, (a) no Company Material Adverse Effect has occurred, (b) Digerati has conducted its business in the ordinary course in all material respects and (c) has not taken any action that would require the consent of MEOA if taken during the period from the signing of the Business Combination Agreement until the Closing;

•        there is (and for the past three years there has been) no material pending litigation against Digerati;

•        that it is in compliance with all applicable laws, including, without limitation, those relating to foreign corrupt practices, lending activities and any law regulating or covering conduct in, or the nature of, the workplace, including regarding sexual harassment or, on any impermissible basis, a hostile work environment;

•        matters related to its employees as well as its compliance with applicable laws related to employment matters, proper tax withholding and employee benefit plans, including with respect to ERISA and tax matters relating thereto;

•        environmental matters, including that Digerati is in compliance with environmental laws;

•        Digerati’s ownership or appropriate licenses to use intellectual property used in its business, including with respect to the absence of rights of third parties to any of its intellectual property rights, and any infringement by a third party of Digerati’s intellectual property rights;

•        its maintenance of proper insurance policies;

•        various matters related to taxes, including that (i) Digerati has duly and timely filed all material tax returns, which are true and complete in all material respects; (ii) no statute of limitations in respect of the assessment or collection of any taxes of Digerati has been waived or extended, other than any such waiver or extension that is no longer in effect or that was an extension of time to file a tax return obtained in the ordinary course of business; (iii) Digerati has timely withheld and paid over to the applicable taxing authority all material amounts required to be withheld or paid by Digerati in connection with amounts paid or owing to any employee, individual independent contractor, other service providers, equity interest holder or other third party; (iv) there is no lien (other than certain permitted liens specified in the Business Combination Agreement) for material taxes upon any of the assets of Digerati; (v) in the past five years, no claim has ever been made by a taxing authority in a jurisdiction where Digerati does not file tax returns, asserting that Digerati is or may be subject to tax in such jurisdiction; (vi) Digerati has no permanent establishment or other place of business other than in the country in which it is organized, and Digerati is a tax resident solely in its country of incorporation; (vii) Digerati is not a party to any tax sharing, allocation, indemnification or similar contract; and (viii) Digerati has not taken any action, and is not aware of any fact or circumstances, that would reasonably be expected to prevent the Business Combination from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•        except as disclosed by Digerati, no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Digerati and its affiliates will be entitled to any fee or commissions from Digerati upon consummation of the Business Combination;

•        that it owns no real property and it has good, marketable and indefeasible title to, or a valid leasehold interest in or license or right to use, all of the material assets and properties of Digerati reflected in the financial statements;

•        that it has (i) implemented written policies relating to the processing of personal data and (ii) complied with all applicable privacy laws;

•        that (i) it is in material compliance with applicable sanctions and export control laws, anti-corruption laws and anti-money laundering laws, (ii) it is not and has not, nor has any of its representatives, been named on any sanctions and export control laws related list or otherwise engaged in unlawful dealings with or for the benefit of any persons on such list, and (iii) neither it nor, to its knowledge, any of its representatives, have made, offered, promised, paid or received any improper payments under any anti-corruption laws;

•        its products’ and services’ conformity with applicable contractual commitments and express warranties, a lack of claims or threat or basis for future claims related to the breach of any guarantee, warranty or indemnity relating to any products designed, sold, manufactured, distributed or delivered by, or services provided by Digerati, a lack of design defects or failures to warn, with respect to any products or services and a lack of claims or other Proceedings (as defined in the Business Combination Agreement) pending, threatened, submitted or asserted, alleging that the Group Companies have any liability arising out of or relating to any claimed injury or damage to individuals or property as a result of the claimed ownership, possession or use of any products or services allegedly designed, tested, sold, manufactured, distributed or delivered by the Group Companies; and

•        other customary representations and warranties.

In the Business Combination Agreement, MEOA makes certain representations and warranties relating to, among other things:

•        its proper corporate organization and similar corporate matters;

•        authorization, execution, delivery and enforceability of the Business Combination Agreement and other transaction documents;

•        except as disclosed by MEOA, no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of MEOA and its affiliates will be entitled to any fee or commissions from Digerati upon consummation of the Business Combination;

•        its capital structure, including with respect to (i) the duly authorized and validly issued and outstanding equity securities of MEOA; (ii) the number and class or series of all equity securities of MEOA; and (iii) additional matters with respect to its options;

•        there is no pending material litigation against MEOA;

•        it is in compliance with all applicable laws, including, without limitation, those relating to privacy laws, lending laws, foreign corrupt practices, and any law regulating or covering conduct in, or the nature of, the workplace, including regarding sexual harassment or, on any impermissible basis, a hostile work environment;

•        it has (i) established internal controls over financial reporting sufficient to provide reasonable assurance regarding the reliability of MEOA’s financial reporting and the preparation of MEOA’s financial statements for external purposes in accordance with GAAP and (ii) established and maintained disclosure controls and procedures designed to ensure that material information relating to MEOA is made known to MEOA’s principal executive officer and principal financial officer; and

•        other customary representations and warranties.

Material Adverse Effect

Under the Business Combination Agreement, certain representations and warranties of Digerati and MEOA are qualified in whole or in part by materiality thresholds. In addition, certain representations and warranties of Digerati and MEOA are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred.

Pursuant to the Business Combination Agreement, a “Company Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on (a) the business, results of operations, financial condition or prospects of the Group Companies, taken as a whole, or (b) the ability of Digerati to consummate the transactions contemplated by the Business Combination Agreement in accordance with its terms; provided, however, that, in the case of clause (a) a Company Material Adverse Effect shall not be deemed to include any adverse change, event, effect or occurrence arising after the date of the Business Combination Agreement from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, (iv) any change, event, effect or occurrence, including a change in GAAP or in any Law or interpretations thereof, that is generally applicable to the industries or markets in which the Company operates, (v) the execution or public announcement of the Business Combination Agreement or the pendency or consummation of the transactions contemplated by the Business Combination Agreement, or any actions or omissions of a Group Company taken pursuant thereto or in contemplation thereof, including the impact thereof on the relationships, contractual or otherwise, of Digerati or any of its subsidiaries with employees, customers, investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors or other third parties related thereto (provided that the exception in this clause (v) will not apply to the representations and warranties set forth in Section 3.7(b) of the Business Combination Agreement to the extent that its purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by the Business Combination Agreement or the condition set forth in Section 6.2(a) of the Business Combination Agreement to the extent it relates to such representations and warranties), (vi) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics, pandemics (including COVID-19) or quarantines, acts of God or other natural disasters or comparable events in the United States or any other country or region in the world, and the implementation of any Pandemic Measures ( as defined in the Business Combination Agreement) or any escalation of the foregoing, (vii) actions or omissions of a Group Company taken at the request of, or with the prior written consent of, an MEOA Party, or (viii) any matter to the extent that (a) it is disclosed in reasonable detail in the Disclosure Schedules and (b) such disclosed matter does not worsen in a materially adverse manner; except to the extent that any such change, event, effect or occurrence described in or resulting from a matter described in any of the foregoing clauses (i) through (iv) or (vi) has had or would reasonably be expected to have a materially disproportionate adverse effect on the Group Companies, taken as a whole, relative to other participants operating in the industries or markets in which the Group Companies operate.

Under the Business Combination Agreement, certain representations and warranties of the MEOA Parties are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred. Pursuant to the Business Combination Agreement, a “MEOA Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on the ability of any MEOA Party to consummate the transactions contemplated by the Business Combination Agreement in accordance with its terms.

Covenants of Digerati

Digerati made certain covenants under the Business Combination Agreement, including, among others, the following:

•        Subject to certain exceptions or as consented to in writing by MEOA (such consent not to be unreasonably withheld, conditioned or delayed), prior to the Closing, Digerati will and will cause its subsidiaries to, operate the business of Digerati and its subsidiaries in the ordinary course in all material respects and use commercially reasonable efforts to maintain and preserve intact in all material respects the business organization, assets, properties and material business relations of Digerati and its subsidiaries.

•        Subject to certain exceptions, prior to the Closing, Digerati will and will cause its subsidiaries to, not do any of the following without MEOA’s consent (such consent not to be unreasonably withheld, conditioned or delayed except in the case of the first, second, sixth, thirteenth, fifteenth or sixteenth or seventeenth sub-bullets below):

•        declare, set aside, make or pay any dividends or distribution or payment in respect of, or repurchase any outstanding, any equity securities of Digerati or any subsidiary;

•        merge, consolidate, combine or amalgamate with any person or purchase or otherwise acquire any business entity or organization;

•        adopt any amendments, supplements, restatements or modifications to any Digerati governing documents;

•        subject to certain exceptions set forth in the Business Combination Agreement and in the Digerati Disclosure Schedules, dispose or subject to a lien any equity interests of Digerati or its subsidiaries or issue any options or other rights obligating Digerati or any of its subsidiaries to issue any equity interests;

•        sell, exclusively license, abandon, permit to lapse, assign or transfer any material intellectual property owned by the Group Companies;

•        incur, create or assume any indebtedness other than ordinary course trade payables;

•        make any loans, advances or capital contributions to, or guarantees for the benefit of, or any investments in, any person, subject to certain exceptions;

•        other than as disclosed in the Digerati Disclosure Schedules, adopt or materially amend any material benefit plan or increase the compensation or benefits payable to any current or former director, manager, officer, employee, individual, independent contractor or service provider earning annual compensation in excess of a certain threshold or take any action to accelerate any payment or benefit payable to any such person, pay any special bonus or special remuneration to any director, officer or employee of Digerati or its subsidiaries, terminate or furlough the employment of any director, officer, management-level or key employee of Digerati or its subsidiaries, or enter into a settlement agreement with any current or former director, officer, or employee of Digerati or its subsidiaries;

•        waive or release any noncompetition, non-solicitation, no-hire, nondisclosure or other restrictive covenant obligation of any current or former director, manager, officer, employee, individual independent contractor or other service provider;

•        make, change or revoke any material tax election;

•        enter into any settlements in excess of a certain threshold or that impose any material non-monetary obligations on Digerati or any of its subsidiaries;

•        authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction;

•        make any material changes to the methods of accounting of Digerati or any of its subsidiaries, other changes that are made in accordance with PCAOB standards;

•        enter into any contract providing for the payment of any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Business Combination Agreement;

•        make any change of control payment that is not disclosed to MEOA on the Digerati Disclosure Schedules;

•        amend, modify or terminate any material affiliate contracts or material contracts providing for any “change of control” payment; or

•        terminate or fail to timely renew, or otherwise take any act or omission that would impair the continued maintenance or renewal of, any permit required for the operation of Digerati’s business as it is currently conducted.

However, the foregoing restrictions shall not restrict Digerati from issuing (A) securities from time to time in one or more tranches pursuant to that certain Equity Purchase Agreement, dated August 15, 2022, with Peak One Opportunity Fund, LP, and with any incremental tranche thereof being in an amount of not more than $250,000, and (B) convertible promissory notes in a principal amount of up to $300,000 per note, up to a maximum aggregate amount of issuances pursuant to items (A) and (B) of this paragraph of $2,000,000 (the “Cap”) (which Cap shall be increased by $250,000 per month following November 30, 2022 until such time as the earlier of the Closing or the expiration or termination of the Business Combination Agreement, and which Cap shall not, as per a Consent under Business Combination Agreement dated November 28, 2022, include amounts deposited by Digerati into the Trust Account to extend the period for MEOA to complete an initial business combination), and in each instance, with the proceeds thereof to be used solely for working capital and operational purposes.

On November 28, 2022, in connection with MEOA’s consent to the issuance of the Mast Hill Note, MEOA agreed to waive the $300,000 per note-limitation for convertible promissory notes issued as part of the Cap as described in the immediately preceding paragraph.

•        As promptly as reasonably practicable following the time at which the Registration Statement of which this proxy statement/prospectus forms a part is declared effective under the Securities Act, Digerati is required to (i) duly give notice of and (ii) use best efforts to duly convene and hold a meeting of its stockholder in accordance with Digerati’s governing documents, for purposes of obtaining the approval of the Business Combination Agreement, the Ancillary Documents to which Digerati is or will be a party and the transactions contemplated thereby (including the Business Combination), in each case to the extent required by Digerati’s governing documents and applicable law, by the affirmative vote of at least the requisite number of issued and outstanding shares of Digerati Common Stock entitled to vote thereon, and through its board of directors, to recommend to the Digerati stockholders, the approval of the Business Combination Agreement, and the transactions contemplated thereby (including the Business Combination).

•        Within ninety days from the Effective Time, Digerati must implement appropriate controls reasonably designed to promote compliance by the Group Companies, and their respective representatives, of sanctions and export control laws, anti-corruption laws and anti-money laundering laws.

•        Following the Effective Time, the Group Companies may not knowingly, directly or indirectly use or contribute the proceeds from any funds provided by MEOA or the Sponsor for any purpose that would breach sanctions and export control laws, anti-corruption laws or anti-money laundering laws.

•        Within ninety days from the Effective Time, Digerati must implement appropriate controls reasonably designed to promote compliance by the Group Companies, and their respective representatives, of sanctions and export control laws, anti-corruption laws and anti-money laundering laws.

•        To the extent applicable, each Company Party shall (i) use its reasonable commercial efforts to secure from any Person who (a) is a “disqualified individual” (as defined in Section 280G of the Code) and (b) has a right or potential right to any payments and/or benefits in connection with the transactions contemplated by the Business Combination Agreement that could be deemed to constitute “parachute payments” pursuant to Section 280G of the Code, a waiver of all or a portion of such Person’s rights to any such payments and/or benefits, such that all remaining payments and/or benefits applicable to such Person shall not be deemed to be “parachute payments” pursuant to Section 280G of the Code, and (ii) for all such obtained waivers, submit for approval by the respective Company Party’s stockholders the such waived benefits, to the extent and in the manner required under Sections 280G(b)(5)(A)(ii) and 280G(b)(5)(B) of the Code.

•        Digerati shall cause Post Road, on or prior to October 15, 2022, to enter into the PRG Resolution Agreement, pursuant to which: (i) the breaches, if any, of the financial covenants and non-financial covenants contained in the Credit Agreement between and among T3 Communications, Inc. and its subsidiaries and Post Road (the “Credit Agreement”; and such defaults, the “PRG Credit Agreement Defaults”), are resolved to the reasonable satisfaction of MEOA; (ii) Post Road agrees to forbear from exercising its rights and remedies with regard to the PRG Credit Agreement Defaults until the Closing Date; and (iii) Post Road provides such consents as may be required under the Credit Agreement (and any other agreements or instruments that were entered into or issued in connection therewith) in connection with transactions contemplated by the Business Combination Agreement. As described elsewhere in this proxy statement/prospectus, Digerati and its subsidiaries and Post Road entered into the PRG Resolution Agreement on February 3, 2023.

Subject to certain exceptions, prior to the Closing or termination of the Business Combination Agreement in accordance with its terms, Digerati will not, and will cause its subsidiaries and its and their respective representatives not to: (i) solicit, initiate, knowingly encourage (including by means of furnishing or disclosing information), facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, a Company Acquisition Proposal; (ii) furnish or disclose any non-public information relating to the Group Companies to any Person in connection with, or that could reasonably be expected to lead to, a Company Acquisition Proposal; (iii) enter into any contract or other arrangement or understanding regarding a Company Acquisition Proposal; (iv) prepare or take any steps in connection with a public offering of any equity securities of the Group Companies (or any successor of the Group Companies), including filing, amending or supplementing any registration statement relating to a public offering of any Equity Securities of any Group Company (or any successor of any Group Company), or causing any such registration statement to become effective; or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any person to do or seek to do any of the foregoing.

Pursuant to the Business Combination Agreement, a “Company Acquisition Proposal” means any inquiry, offer or proposal (other than an inquiry, offer or proposal from an MEOA Party), whether or not in writing, contemplating, relating to, or that could reasonably be expected to lead to (a) any transaction or series of related transactions under which any person(s), directly or indirectly, acquires or otherwise purchases (i) Digerati or any of its Subsidiaries or (ii) all or a material portion of the assets or businesses of Digerati or any of its Subsidiaries (in the case of each of clause (i) and (ii), whether by merger, consolidation, recapitalization, purchase or issuance of equity securities, tender offer or otherwise), or (b) any equity or similar investment in Digerati or any of its Subsidiaries (other than the issuance of the applicable class of shares of capital stock of Digerati upon the exercise or conversion of any Digerati Options or Digerati Warrants outstanding on the date of the Business Combination Agreement in accordance with the terms of the Digerati Equity Plan and the underlying grant, award or similar agreement) that results in the acquisition or transfer of beneficial ownership of equity securities, or the right to acquire beneficial ownership or to vote, equity securities representing 10% or more of the then-outstanding voting power of Digerati or any of its Subsidiaries.

Covenants of MEOA

MEOA made certain covenants under the Business Combination Agreement, including, among others, the following:

•        Subject to certain exceptions (including the ability of any MEOA Party to use funds held by MEOA outside the Trust Account to pay any MEOA expenses or liabilities, to distribute or pay over any funds held by MEOA outside the Trust Account to the Sponsor or any of its affiliates, in each case, prior to the Closing) or as consented to in writing by Digerati, prior to the Closing, MEOA will, and will cause its subsidiaries to, not do any of the following:

•        adopt any amendments, supplements, restatements or modifications to the MEOA trust agreement or the governing documents of MEOA or any of its subsidiaries;

•        declare, set aside, make or pay any dividends or distribution or payment in respect of, or repurchase any outstanding equity securities of MEOA or any subsidiary;

•        split, combine or reclassify any of its capital stock or other equity securities or issue any other security in respect of, in lieu of or in substitution for shares of its capital stock;

•        incur, create or assume any indebtedness or other liability;

•        make any loans or advances to, or capital contributions in, any other person, other than to, or in, MEOA or any of its subsidiaries;

•        issue any equity securities of MEOA or any of its subsidiaries or grant any additional options, warrants or stock appreciation rights with respect to equity securities of the foregoing of MEOA or any of its subsidiaries;

•        enter into, renew, modify or revise any MEOA related party transaction;

•        engage in any activities or business, other than activities or business (i) in connection with or incident or related to such person’s organization, incorporation or formation, as applicable, or continuing corporate (or similar) existence, (ii) contemplated by, or incident or related to, the Business Combination Agreement, any ancillary document thereto, the performance of covenants or agreements thereunder or the consummation of the transactions contemplated thereby or (iii) those that are administrative or ministerial, in each case, which are immaterial in nature;

•        make, change or revoke any material tax election;

•        change its methods of accounting in any material respect, other than changes that are made in accordance with PCAOB standards;

•        authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution; or

•        enter into any contract providing for the payment of any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Business Combination Agreement.

•        As promptly as reasonably practicable following the effectiveness of the Registration Statement of which this proxy statement/prospectus forms a part, MEOA will duly give notice of and use its best efforts to duly convene and hold a meeting of its stockholders for the purpose of obtaining the MEOA Stockholder Approval (as defined in the Business Combination Agreement), among other things.

•        Subject to certain exceptions, MEOA will use its reasonable best efforts to cause: (i) MEOA’s initial listing application with Nasdaq to have been approved; (ii) MEOA to satisfy all applicable initial and continuing listing requirements of Nasdaq; and (iii) the MEOA Common Stock issuable in accordance with the Business Combination Agreement, including the Business Combination, to be approved for listing on the Nasdaq.

•        Prior to the effectiveness of the Registration Statement of which this proxy statement/prospectus forms a part, the MEOA Board will approve and adopt the Equity Incentive Plan, with any changes or modifications thereto as Digerati and MEOA may mutually agree (such agreement not to be unreasonably withheld, conditioned or delayed by either Digerati or MEOA, as applicable), and MEOA will reserve for grant thereunder an initial number of shares of MEOA Common Stock equal to 15% of the fully diluted shares of MEOA Common Stock as of immediately following the Effective Time, including the shares of MEOA Common Stock issuable upon the exercise of the Rollover Warrants (not including the Bridge Loan Warrants).

•        Prior to the effectiveness of the Registration Statement of which this proxy statement/prospectus forms a part, the MEOA Board will approve the assumption by MEOA of the Digerati Equity Plan, which will reflect that no further grants will be made thereunder on or after the Effective Time and such other changes as Digerati and MEOA may mutually agree (such agreement not to be unreasonably withheld, conditioned or delayed by either party), in the manner prescribed under applicable laws, effective as of one day prior to the date on which Closing occurs, reserving for grant thereunder the number of shares of MEOA Common Stock that will be subject to the Rollover Options, as will be set forth on the Allocation Schedule attached to the Business Combination Agreement.

•        At or prior to the Closing, MEOA will purchase a “tail” policy providing liability insurance coverage for Digerati directors and officers with respect to matters occurring on or prior to the Effective Time.

•        If the Closing shall not be consummated on or prior to November 30, 2022, MEOA shall take such actions as are reasonably necessary pursuant to the Trust Agreement and MEOA’s Governing Documents to extend the period of time for it to complete the Business Combination for an additional period of three months. On November 29, 2022, MEOA amended the Current Charter to extend the date by which it must complete a business combination from November 30, 2022 up to six (6) one-month extensions to May 30, 2023, or such earlier date as determined by MEOA’s board of directors.

•        Following the Closing, MEOA shall enter into employment agreements between MEOA and each of Arthur L. Smith, Craig K. Clement and Antonio Estrada Jr., to be approved by the Board of Directors of MEOA (and the compensation committee thereof), containing substantially the same terms as are contained in the existing employment agreements between each such individual and Digerati, including titles, responsibilities, compensation terms, severance and restrictive covenants.

Subject to certain exceptions, prior to the Closing or termination of the Business Combination Agreement in accordance with its terms, the MEOA Parties will not and each of them will cause its representatives not to, directly or indirectly: (i) solicit, initiate, knowingly encourage (including by means of furnishing or disclosing information), facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) that constitutes, or could reasonably be expected to lead to, a MEOA Acquisition Proposal (as defined below); (ii) furnish or disclose any non-public information relating to MEOA or any of its Subsidiaries to any person in connection with, or that could reasonably be expected to lead to, a MEOA Acquisition Proposal; (iii) enter into any contract or other arrangement or understanding regarding a MEOA Acquisition Proposal; (iv) prepare or take any steps in connection with an offering of any securities of any MEOA Party (or any affiliate or successor of such MEOA Party); or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any person to do or seek to do any of the foregoing.

Pursuant to the Business Combination Agreement, “MEOA Acquisition Proposal” means any inquiry, offer or proposal (other than an inquiry, offer or proposal from a Group Company), whether or not in writing, contemplating, relating to, or that could reasonably be expected to lead to, any transaction or series of related transactions under which MEOA or any of its Subsidiaries, directly or indirectly, (i) acquires or otherwise purchases any other person(s), (ii) engages in a business combination with any other person(s) or (iii) acquires or otherwise purchases all or a material portion of the assets or businesses of any other person(s) (in the case of each of clause (i), (ii) and (iii), whether by merger, consolidation, recapitalization, purchase or issuance of equity securities, tender offer or otherwise).

Mutual Covenants of the Parties

The parties made certain covenants under the Business Combination Agreement, including, among others, the following:

•        using reasonable best efforts to consummate the transactions contemplated by the Business Combination Agreement;

•        notify the other party in writing promptly after learning of any stockholder demands or other stockholder proceedings relating to the Business Combination Agreement, any ancillary document or any matters relating thereto and reasonably cooperate with one another in connection therewith;

•        keeping certain information confidential in accordance with the existing non-disclosure agreements;

•        making relevant public announcements; and

•        cooperating in connection with certain tax matters and filings.

In addition, MEOA and Digerati agreed that each will prepare and mutually agree upon and MEOA will file with the SEC, the Registration Statement of which this proxy statement/prospectus forms a part relating to the Business Combination.

Board of Directors

In the Business Combination Agreement, MEOA and Digerati agreed that following consummation of the Business Combination, the board of directors of MEOA would consist of five members comprised of (i) four individuals designated by Digerati (such individuals to be Arthur L. Smith, Craig K. Clement, Maxwell A. Polinsky and R. Greg Smith) and (ii) one individual designated by the Sponsor (such individual to be Shawn D. Rochester). Furthermore, immediately after the Effective Time, MEOA shall form a strategic advisory committee, which shall consist of the two individuals designated by Digerati plus an additional individual to be designated by the Sponsor. Subsequent to the Business Combination Agreement, the parties determined that Ernest Cunningham and Scott Crist would be appointed to serve as an independent member of the board of directors of MEOA to help satisfy applicable Nasdaq requirements.

Survival of Representations, Warranties and Covenants

The representations, warranties, agreements and covenants in the Business Combination Agreement terminate at the Effective Time, except for agreements or covenants which by their terms contemplate performance after the Effective Time.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including, among others, the following:

•        by the mutual written consent of MEOA and Digerati;

•        by MEOA, subject to certain exceptions, if any of the representations or warranties made by Digerati are not true and correct or if Digerati fails to perform any of its covenants or agreements under the Business Combination Agreement (including an obligation to consummate the Closing) such that certain conditions to the obligations of MEOA, as described in the section entitled “— Conditions to Closing of the Business Combination” above could not be satisfied and the breach (or breaches) of such representations or warranties or failure (or failures) to perform such covenants or agreements is (or are) not cured or cannot be cured within the earlier of (i) 30 days after written notice thereof, and (ii) April 28, 2023 (as such date may be extended by agreement of the parties, the “Termination Date”);

•        by Digerati, subject to certain exceptions, if any of the representations or warranties made by the MEOA Parties are not true and correct or if any MEOA Party fails to perform any of its covenants or agreements under the Business Combination Agreement (including an obligation to consummate the Closing) such that the conditions to the obligations of Digerati, as described in the section entitled “— Conditions to Closing of the Business Combination” above could not be satisfied and the breach (or breaches) of such representations or warranties or failure (or failures) to perform such covenants or agreements is (or are) not cured or cannot be cured within the earlier of (i) 30 days after written notice thereof, and (ii) the Termination Date;

•        by either MEOA or Digerati, if the transactions contemplated by the Business Combination Agreement are not consummated on or prior to the Termination Date, unless the breach of any covenants or obligations under the Business Combination Agreement by the party seeking to terminate proximately caused the failure to consummate the transactions contemplated by the Business Combination Agreement;

•        by MEOA or Digerati, if any governmental entity will have issued an order or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by the Business Combination Agreement and such order or other action will have become final and non-appealable;

•        by MEOA or Digerati, if the MEOA Stockholder meeting has been held (including any adjournment thereof), has concluded, MEOA’s stockholders have duly voted and the required MEOA Stockholder Approval was not obtained;

•        by MEOA, if Digerati does not deliver, or cause to be delivered to MEOA, Digerati Stockholder Approval or the Transaction Support Agreement when required under the Business Combination Agreement;

•        by MEOA, if Digerati does not deliver, or cause to be delivered, to MEOA a duly executed copy of the PRG Resolution Agreement on or prior to October 15, 2022. As described elsewhere in this proxy statement/prospectus, Digerati and its subsidiaries and Post Road entered into the PRG Resolution Agreement on February 3, 2023;

•        by Digerati, should MEOA not have timely taken such actions as are reasonably necessary pursuant to the Trust Agreement and the Governing Documents of MEOA to extend the period of time for it to complete the Business Combination for an additional period of three months from November 30, 2022;

•        by MEOA, should Digerati not deposit into the Trust Account in a timely manner the funds necessary to extend the period for MEOA to complete the Business Combination for an additional period of three months from November 30, 2022; or

•        by MEOA, should (i) Nasdaq not approve the initial listing application for the combined company with Nasdaq in connection with the transactions contemplated by the Business Combination Agreement; (ii) the combined company not have satisfied all applicable initial listing requirements of Nasdaq; or (iii) the common stock of the combined company not have been approved for listing on Nasdaq prior to the Closing Date.

If the Business Combination Agreement is validly terminated, none of the parties to the Business Combination Agreement will have any liability or any further obligation under the Business Combination Agreement other than customary confidentiality obligations, except in the case of a Willful Breach of any covenant or agreement under the Business Combination Agreement or Fraud, provided, that (i) if MEOA terminates the Business Combination Agreement pursuant to the second, sixth, seventh, eighth or ninth bullets directly above, Digerati shall pay to MEOA, promptly following such termination, and in any event within not less than five business days following delivery of notice of termination, a termination fee in the amount of $2,000,000, (ii) if Digerati terminates the Business Combination Agreement pursuant to the third or tenth bullets directly above, MEOA shall pay to Digerati promptly following such termination, and in any event within not less than five business days following delivery of notice of termination, a termination fee in the amount of $2,000,000 and (iii) in the event of a termination by MEOA pursuant to the tenth or eleventh bullets directly above, Digerati shall pay to MEOA, promptly following such termination, and in any event within not less than five business days following delivery of notice of termination, a termination fee in the amount of $1,265,000.

Expenses

The fees and expenses incurred in connection with the Business Combination Agreement and the ancillary documents thereto, and the transactions contemplated thereby, including the fees and disbursements of counsel, financial advisors and accountants, will be paid by the party incurring such fees or expenses; provided that, (i) if the Business Combination Agreement is terminated in accordance with its terms, Digerati will pay, or cause to be paid, all unpaid Digerati expenses and MEOA will pay, or cause to be paid, all unpaid MEOA expenses, provided that Digerati and MEOA will each pay 50% of any fees or expenses related to filings with any governmental entity, including HSR filings and (ii) if the Closing occurs, then MEOA will pay, or cause to be paid, all unpaid Digerati expenses and all unpaid MEOA expenses.

Governing Law

The Business Combination Agreement is governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware.

Amendments

The Business Combination Agreement may be amended or modified only by a written agreement executed and delivered by (i) MEOA and Digerati prior to the Closing and (ii) New Digerati and the Sponsor after the Closing.

Ownership of MEOA after the Business Combination

As of the Record Date, there were 4,279,522 shares of MEOA Common Stock issued and outstanding, which includes an aggregate of 1,117,022 shares of Class A Common Stock and 3,162,500 shares of Class B Common Stock.

The following table illustrates varying ownership levels in New Digerati Common Stock immediately following the consummation of the Business Combination based on the varying levels of redemptions by the Public Stockholders, the assumptions set forth in the section titled “Share Calculations and Ownership Percentages” and the following additional assumptions: (i) in the case of no redemptions, 2,403,500 shares of Class B Common Stock will convert into a like number of shares of New Digerati Common Stock, with the remaining outstanding shares of Class B Common Stock being forfeited in accordance with the terms of the Sponsor Letter Agreement; (ii) in the case of maximum redemptions, 1,391,500 shares of Class B Common Stock will be forfeited in accordance with the terms of the Sponsor

Letter Agreement, with the remaining 1,771,000 shares of Class B Common Stock converting into a like number of shares of New Digerati Common Stock; and (iii) in the case of maximum redemptions, all holders of Public Shares exercise their redemption rights in connection therewith.

	Share Ownership in New Digerati
	No redemptions	Maximum redemptions
	Percentage of Outstanding Shares	Percentage of Outstanding Shares
MEOA Public Stockholders	9.0%	0%
MEOA Sponsor	22.6%	19.6%
Digerati Stockholders(1)	66.9%	78.7%
Maxim IPO Shares	1.5%	1.7%

____________

(1)      The calculation of the number of Digerati stockholders in the table above includes the issuance of 240,000 shares of New Digerati Common Stock to Maxim in connection with its advisory services to Digerati in connection with the Business Combination.

Related Agreements

This section describes certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement, but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the agreements. The form of Sponsor Letter Agreement and form of Transaction Support Agreement are respectively attached hereto as Exhibit A and Exhibit B to the Business Combination Agreement, and as Exhibit 10.1 and Exhibit 10.2 to the Registration Statement of which this proxy statement/prospectus forms a part. You are urged to read such agreements in their entirety prior to voting on the proposals presented at the Special Meeting.

Sponsor Letter Agreement

Concurrently with the execution of the Business Combination Agreement, the Sponsor and Digerati entered into the Sponsor Letter Agreement (the “Sponsor Letter Agreement”), pursuant to which the Sponsor agreed to, among other things, (i) vote in favor of the Business Combination Agreement and the transactions contemplated thereby (including the Business Combination), (ii) waive any adjustment to the conversion ratio set forth in the governing documents of MEOA or any other anti-dilution or similar protection with respect to the shares of MEOA Class B Common Stock, such that the shares of MEOA Class B Common Stock will convert into shares of MEOA Class A Common Stock at the Closing on a one-to-one basis, (iii) subject up to 1,391,500 shares of MEOA Class B Common Stock currently held by the Sponsor to potential forfeiture, (iv) forfeit Private Placement Warrants owned by the Sponsor that are exercisable for up to 3,776,500 shares of MEOA Class A Common Stock, and (v) execute a customary lock-up agreement with respect to any MEOA Class A Common Stock received by the Sponsor in connection with the consummation of the Business Combination and those shares of MEOA Class A Common Stock issuable upon exercise of the Sponsor’s Private Placement Warrants.

The number of shares of Class B Common Stock that may be forfeited upon the Closing of the Business Combination pursuant to the Sponsor Letter Agreement will depend upon the amount of “Net Closing Cash” as determined immediately prior to the Closing of the Business Combination, calculated as follows: cash held in the Trust Account, gross of redemptions, plus (x) the amount of any third party investments that are made into MEOA at or about the time of the Closing of the Business Combination, (y) any cash that is in the operating account of MEOA, and (z) fifty percent (50%) of the net proceeds received as a result of the issuance by Digerati of its securities in connection with the Closing of the Business Combination, if any, and minus (1) the aggregate amount of all redemptions from the Trust Account, (2) repayment to the Sponsor of any loans that have been made by the Sponsor (or its affiliates) to MEOA, (3) the payment of expenses that are payable by MEOA, and (4) fifty percent (50%) of the cash portion of the fee payable for the fairness opinion delivered to the Board of Directors of MEOA in connection with the Business Combination. For the avoidance of doubt: (A) amounts paid in stock will not be included in Net Closing Cash; (B) cash on the balance sheet of Digerati will not be included in Net Closing Cash; (C) Net Closing Cash will not include cash transaction expenses of Digerati; and (D) the loan(s) from the Sponsor include Extension Loans and Working Capital Loans. Given the variables contained in the calculation of Net Closing Cash and the uncertainties relating thereto, including, without limitation, the number of remaining Public Shares that will be redeemed at Closing and the amount of transaction expenses, there can be no assurance as to the number of Founder Shares the Sponsor will hold immediately following the Closing of the Business Combination.

Digerati Stockholder Transaction Support Agreements

Concurrently with the execution of the Business Combination Agreement with respect to Arthur L. Smith, Craig K. Clement and Antonio Estrada, on or prior to October 15, 2022 with respect to Post Road, and on or prior to the Closing with respect to the holders of the Series B Preferred Stock of Digerati, such Digerati stockholders entered into transaction support agreements (the “Transaction Support Agreements”), pursuant to which, among other things, each such Digerati stockholder agreed to, (a) support and vote in favor of the Business Combination Agreement, the ancillary documents to which Digerati is or will be a party and the transactions contemplated thereby (including the Business Combination), and (b) take, or cause to be taken, any actions necessary or advisable to cause certain agreements to be terminated effective as of the Closing.

MEOA/Digerati Letter Agreement

On November 9, 2022, MEOA and Digerati entered into a letter agreement, pursuant to which, among other things:

1.      Digerati agreed to pay directly (or reimburse MEOA for the payment of) any and all fees and expenses incurred by MEOA related to the Extension Meeting, the proxy statement that was filed by MEOA with the SEC in connection therewith, and the amendment of the Current Charter that was being voted upon by the stockholders of MOA thereat to extend the period of time for MEOA to complete its initial business combination from November 30, 2022 to May 30, 2023 (the “Extension Amendment”; and such amount, the “Charter Expenses”).

2.      Digerati agreed to deposit $500,000 (the “Escrowed Extension Funds”), which amount represents the aggregate amount necessary to extend the period of time for MEOA to complete a business combination until May 30, 2023 if the Extension Amendment is approved by the stockholders of MEOA at the Extension Meeting, into an escrow account (the “Escrow Account”) to be established with and maintained by Pryor Cashman LLP, as escrow agent (the “Escrow Agent”).

3.      Subject to the approval of the Extension Amendment at the Extension Meeting, Digerati agreed to deposit into the Escrow Account an amount equal to 50% of the difference between (A) $1,265,000, and (B) the sum of (i) the $500,000 Escrowed Extension Funds, and (ii) the Charter Expenses (the “Shared Funds”).

4.      If any funds shall remain available in the Escrow Account following provision of the same as set forth in Sections 2 and 3 above, and the disposition of such funds shall not have been addressed pursuant to Sections 2 and 3 above, then upon the earlier of the Closing Date and the date on which the Business Combination Agreement shall be terminated by its terms, such funds shall, promptly following such date, be sent to (A) in the event that the Closing shall have occurred, MEOA (in its capacity as the parent of Digerati following the Closing), and (B) in the event that the Closing shall have not occurred, 50% to a bank account specified in writing by MEOA, and 50% to a bank account specified in writing by Digerati.

Background to the Business Combination

MEOA is a blank check company formed under the laws of the State of Delaware on February 18, 2021 for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or similar business combination with one or more businesses that are, amongst other things, also minority owned, led or founded, and or whose products or services have a positive impact on disenfranchised communities. The Business Combination with Digerati is a result of a thorough search for a potential transaction using the broad network, investing and operating experience of MEOA’s management team, the MEOA Board and MEOA’s advisors. The terms of the Business Combination Agreement and the related ancillary documents are the result of arm’s-length negotiations between MEOA and Digerati and their respective representatives and advisors.

The following summarizes the background of these negotiations, the Business Combination Agreement and related documents and transactions, but it does not purport to catalogue every conversation and correspondence by and among representatives of MEOA, Digerati and their respective advisors.

On August 30, 2021, MEOA consummated the Initial Public Offering of 12,650,000 Units, with each Unit consisting of one share of Class A Common Stock and one warrant to purchase one share of Class A Common Stock, at $10.00 per Unit, generating gross proceeds of $126.5 million, and incurring offering costs of $8,998,713 (inclusive of $4,554,000 in deferred underwriting commissions to the underwriters). Prior to the consummation of our Initial Public Offering, our Sponsor purchased 2,875,000 Founder Shares for an aggregate purchase price of $25,000, or approximately $0.009 per share. Thereafter, on August 26, 2021, MEOA effected a stock dividend of 287,500 shares of Class B Common Stock, resulting in our Sponsor holding an aggregate of 3,162,500 Founder Shares. Simultaneously with the closing of the Initial Public Offering, MEOA consummated a private sale of the Private Placement Warrants at a price of $1.00 per Private Placement Warrant to our Sponsor and to Maxim Group LLC, each of which entitles the holder to purchase one share of MEOA Class A Common Stock at an exercise price of $11.50 per share, generating gross proceeds of $6,027,500.

Prior to the consummation of the Initial Public Offering, neither MEOA, nor anyone on its behalf, contacted any prospective target business, including, without limitation, Digerati, or had any substantive discussions, formal or otherwise, with respect to a transaction with MEOA.

To assist in the process of searching for and selecting a business combination target, in October 2021, MEOA engaged PGP Capital Advisors, LLC (“PGP”), and as part of such engagement, PGP retained Vaughan Capital Advisors (“VCA”) as co-advisor.

From the date of the Initial Public Offering through execution of the Business Combination Agreement on August 30, 2022, MEOA’s management team and its representatives and advisors considered a number of potential target companies with the objective of consummating a business combination. Representatives of MEOA contacted and were contacted by a number of individuals and entities who offered to present ideas for business combination opportunities, in a variety of industries and geographical locations. MEOA’s management team and representatives created an extensive list of acquisition criteria and compiled a list of high priority potential targets, which list was supplemented from time to time, and held regular meetings to discuss such opportunities. MEOA considered businesses that it believed were consistent with its mission, had attractive long-term growth potential, were well positioned within their industry and would benefit from the enhanced access to the public capital markets that would be provided through a business combination with MEOA, and could benefit from the intellectual capital, operational experience and network of MEOA’s management team. The meetings to review the business combination opportunities served to keep management and MEOA’s advisors informed as to the progress of individual, identified opportunities.

Once MEOA and its representatives contacted, or were contacted by, a potential business combination partner (a “Target”), MEOA and its representatives used the following process, as applicable, to further evaluate the Target and determine whether or not MEOA would pursue a transaction with the Target:

1)      understanding the current level of minority representation within the Target’s capitalization structure, its board of directors, its employee base including its management team, and its supply chain to the extent practicable;

2)      gathering information from the Target with respect to its financial and operating metrics, and relevant publicly available information;

3)      requesting from the Target various sales and investor presentations;

4)      researching public and private market comparables for the Target;

5)      researching precedent transactions relevant to the Target;

6)      developing a perspective on a range of valuations for the Target and growth drivers in the Target’s industry;

7)      conducting one or more calls with Target management and/or Target representatives to better understand the key value drivers specific to the Target’s business;

8)      sharing with the Target MEOA’s initial perspective on the Target’s valuation and potential deal structure in a business combination with MEOA either orally or in the form of an indication of interest;

9)      if the parties agreed that a business combination within the deal structure and valuation range as articulated by MEOA was possible, executing a non-disclosure agreement;

10)    submitting an information request list to the Target;

11)    reviewing the information submitted by the Target in response to the information request list;

12)    revising MEOA’s initial proposal and submitting the revised proposal in the form of a non-binding term sheet or letter of intent;

13)    negotiating the non-binding term sheet or letter of intent with the Target; and

14)    once terms were agreed, executing the non-binding term sheet or letter of intent with the Target.

Ultimately, MEOA completed each of the abovementioned steps with Digerati and its representatives.

In the process that led to identifying Digerati as an attractive business combination opportunity, MEOA’s management team and representatives evaluated more than 90 potential business combination targets, in each case directly contacting, or contacting representatives of, such potential business combination targets to discuss the potential for a business combination transaction, and entered into mutual non-disclosure agreements with eight such potential business combination targets. MEOA’s management team and representatives worked to identify potential business combination targets that: (a) would benefit from a public currency; (b) possessed both established business models and sustainable competitive advantages; (c) had a management team and/or a strong sponsor that desires a significant equity stake in the post-business combination company; (d) could be acquired at an attractive valuation for public market investors; (e) would be resilient to economic cycles; (f) would be able to serve a large and growing addressable market; (g) had sufficient scale relative to the amount of funds in MEOA’s Trust Account; (h) would benefit from MEOA’s differentiated industry network; and (i) had or were open to having racial or ethnic minority representation in key management roles, investor base and/or client base.

Of the eight potential business combination targets with which non-disclosure agreements were executed, MEOA entered into significantly more detailed conversations with, and performed a more substantive due diligence review of, three business combination candidates — “Company A”, “Company B” and Digerati. The confidentiality agreements that MEOA entered into with Company A, Company B and Digerati prohibited MEOA from using the confidential information of each such company for any purpose other than the review of a potential transaction. The term of each of these confidentiality agreements preclude MEOA from sharing the identity of these Targets.

MEOA was first introduced to Company A on January 3, 2022 by Company A’s financial advisor. On January 7, 2022, MEOA management and its advisors held a videoconference with management of Company A and its advisors. During that meeting, Company A shared its financial metrics with MEOA, and issues regarding a lack of minority ownership and management diversity at Company A were identified and discussed. On January 8, 2022, Company A’s financial advisor shared its valuation analysis of Company A with MEOA and its advisors, which valuation analysis, and a potential business combination between MEOA and Company A, was discussed by teleconference on January 11, 2022. Also on January 11, 2022, the parties executed and delivered a non-disclosure agreement. On January 12, 2022, Company A and its financial advisor delivered a management presentation and pro forma financial projections to MEOA and its advisors. PGP then delivered to MEOA its valuation analysis of Company A on January 16, 2022. On January 18, 2022, MEOA’s advisors discussed with the advisors of Company A the potential process for moving forward with the proposed transaction. During such discussions, Company A’s advisors suggested that MEOA provide a draft non-binding indication of interest. MEOA delivered a draft non-binding indication of interest to Company A on January 21, 2022. Over the course of the following weeks, the management teams and advisors of MEOA and Company A continued to discuss and negotiate potential deal terms, including valuation, deal structure and MEOA’s preferred governance structure, which governance structure included greater representation of racial and ethnic minorities in company leadership roles and on the board of directors. MEOA also asked that Company A consider partnering with a minority-led company in its industry in line with the mission of MEOA. During such period, MEOA and its advisors continued to perform diligence on Company A and MEOA’s advisors conducted additional calls with Company A and its representatives to discuss a potential business combination. In early February 2022, Company A and MEOA agreed to conclude their exploration of a business combination. Company A shared that it planned to pursue a transaction with a private equity investor. Concurrently, MEOA determined that reaching agreement on MEOA’s desired governance and strategic partnership structure, designed to arrive at greater representation of racial and ethnic minorities as contributors to and partners of Company A, may not be possible.

On February 8, 2022, MEOA and its representatives held an introductory call with the majority shareholder and former president of Company B. The parties entered into a non-disclosure agreement on February 11, 2022. Company B’s majority shareholder shared its financial forecasts for Company B on February 17, 2022, at which time PGP also shared its estimated transaction timetable with Company B’s majority shareholder. On February 24, 2022, MEOA and its advisors held a conference call with Company B’s majority shareholder, during which the parties discussed the financial forecasts of Company B and other matters relating to the structuring, valuation and timeline of a proposed business combination transaction between the parties. MEOA’s representatives attended a meeting with Company B’s majority shareholders on March 2, 2022 to further discuss a business combination between MEOA and Company B. Company B’s majority shareholder and MEOA’s advisors held follow-up calls on March 7, 2022 and March 14, 2022, during which the parties discussed the prospects of raising third party capital in conjunction with a business combination transaction. On March 22, 2022, PGP shared its internal valuation analysis of Company B with MEOA. On March 23, 2022, MEOA and its advisors held a teleconference with the executive leadership team of Company B to discuss the proposed transaction and the financial forecasts and valuation analyses that had been prepared. On April 7, MEOA’s representatives participated in a conference call with the minority shareholder of Company B to further discuss a business combination with MEOA. MEOA delivered a draft non-binding letter of intent to Company A on April 22, 2022, together with a MEOA presentation outlining the value that MEOA would add to the combined company. Over the course of the following weeks, the management teams and advisors of MEOA and Company B continued to discuss and negotiate the non-binding letter of intent, including potential timing of the closing of the transaction given the need for regulatory approvals specific to the business profile of Company B. During such period, MEOA and its advisors performed significant additional diligence on Company B and conducted diligence on the regulatory approval processes specific to Company B. On May 2, 2022, Company B’s majority shareholder advised MEOA’s advisors that Company B did not wish to proceed with a business combination transaction with MEOA due to a desire by Company B’s shareholders for less stock consideration (as opposed to cash consideration) than would be likely in a business combination transaction with MEOA and a desire to pursue an alternative transaction opportunity with a private entity.

MEOA’s management team did not ultimately pursue a potential business combination transaction with the other potential acquisition targets with whom discussions were held, including Company A and Company B, for a variety of reasons, as outlined above, including the inability to reach agreement on a valuation and/or mix of consideration that was acceptable to both sides, inability to reach agreement with respect to governance and racial and ethnic representation at various levels of the Targets’ organizations, and/or the decision by one or both parties to pursue potential alternative transactions.

In August 2020, Digerati engaged Maxim to provide Digerati with financial advisory and investment banking services, including assistance with preparing for a potential business combination with a special purpose acquisition company or another transaction, including a possible initial public offering. In such capacity, representatives of Maxim assisted Digerati with, among other things, discussing and evaluating possible transaction structures and strategic alternatives for Digerati, performing due diligence, and assisting Digerati with the preparation and review of corporate presentation and marketing materials.

On April 29, 2022, a representative of Maxim, on behalf of Digerati, contacted MEOA about the merits of a potential business combination with Digerati. When the MEOA opportunity was presented to Digerati’s board of directors, both MEOA and Digerati were aware, and considered, that Maxim and its affiliates had acted as a financial advisor to MEOA and was currently acting as a financial advisor to Digerati, which roles could give rise to potential conflicts of interest in the proposed business combination. Both MEOA and Digerati acknowledged that Maxim had served as sole managing underwriter in MEOA’s IPO and was now acting as Digerati’s financial advisor in connection with the proposed business combination, with Maxim to receive a success fee if the proposed business combination was consummated in addition to the receipt of deferred underwriting fees that it would receive only upon consummation of the proposed business combination from MEOA for its role as the sole managing underwriter in the IPO. Both MEOA and Digerati had in fact confirmed in writing their understanding of, and consented to, Maxim Group’s participation in the proposed business combination transaction despite any potential conflict of interest.

On the same day that Maxim contacted MEOA on behalf of Digerati, MEOA and Digerati also entered into a mutual non-disclosure agreement. During the five weeks between the signing of a mutual non-disclosure agreement and the provision by MEOA to Digerati of an initial draft of a non-binding term sheet, MEOA management and its advisors had numerous communications and email exchanges with Digerati management and its advisors concerning considerations relating to a potential business combination. Such considerations included, among other things, valuation, process considerations applicable to transactions with special purpose acquisition companies (for example, with respect to required approvals, valuation metrics, the typical due diligence process and investor outreach), potential transaction structures, public company readiness and related considerations, financing options and deal certainty in light of the Public Stockholders having redemption rights in respect of their Public Shares with respect to a business combination transaction. The parties, timing and general substance of the material communications shared during this period, and following the execution and delivery of a non-binding term sheet, are outlined below.

On April 30, 2022, Maxim Partners provided to MEOA and its advisors access to Digerati’s existing virtual due diligence data room, which contained significant legal and financial due diligence materials regarding Digerati and its subsidiaries. Also on April 30, 2022, PGP provided MEOA research and market comparables to Digerati, which provided a valuation range of 1.6x–6.2x, 1.5x–4.9x, and 1.3x–3.9x 2021 historical revenues, 2022 estimated revenues, and 2023 estimated revenues respectively. Over the next several weeks, valuation ranges for Digerati were discussed and refined between PGP and MEOA. On May 2, 2022, PGP provided an initial due diligence request regarding Digerati to Maxim Partners. MEOA and its advisors held a teleconference with Digerati’s management team and its advisors on May 10, 2022, during which the financial statements and forecasts of Digerati, the structure of the proposed transaction and Digerati’s responses to MEOA’s initial diligence request, were discussed. Digerati shared its consolidated profits & loss model on May 17, 2022 and its pro-forma balance sheet on May 25, 2022. On May 28, 2022, Digerati and its advisors provided answers to various follow-up questions that MEOA’s advisors had raised during the initial financial diligence process relating to, among other items, depreciation, capital expenditures, debt and interest expenses, and estimated taxes. On May 31, 2022, PGP provided to MEOA a draft SPAC valuation model with Digerati as the target company, which valuation model imputed a valuation of Digerati of approximately $100 million.

During MEOA’s initial evaluation of Digerati, it noted that Digerati: (1) was minority led, with its CEO, Art Smith, its CFO, Antonio Estrada Jr, and its SVP of Sales, Philippe Lahrssen, being minorities (specifically of Hispanic ethnicity); (2) was minority controlled, with its CEO and CFO holding an aggregate of 67% of its super voting shares of Series F Preferred Stock; and (3) had a highly diverse workforce that was approximately 50% minority. MEOA also expected that, after the close of the Business Combination, Digerati would continue to be minority led, with a highly diverse workforce (approximately 50% minority representation) and a board of directors with significant minority representation. These factors led MEOA to conclude that Digerati met MEOA’s mission of seeking to effect a business combination with a target that is minority owned, led or founded or whose products have an impact on disenfranchised communities, and were viewed favorably by the MEOA Board in approving the Business Combination.

MEOA and its financial advisors began preparing the initial draft of a non-binding term sheet on June 2, 2022. Following further discussion of the term sheet among MEOA and its advisors, including input from MEOA’s legal counsel, Pryor Cashman LLP (“Pryor Cashman”), PGP submitted the non-binding term sheet to Maxim Partners, on behalf of Digerati, on June 15, 2022. The initial term sheet provided for an enterprise value of Digerati of $100,000,000, which was approximately 3.13x Digerati’s trailing twelve month consolidated proforma revenue, 25.4x Digerati’s trailing twelve month adjusted EBITDA, and an equity value of Digerati of $65,006,000.

Between the presentation of the initial draft of the non-binding term sheet on June 15, 2022 and July 15, 2022 (the date on which the parties executed and delivered the non-binding term sheet), the parties exchanged four revised drafts of the term sheet, which drafts were exchanged on June 22, 2022, June 29, 2022, July 12, 2022 and July 13, 2022. In those drafts, the parties continued to negotiate numerous terms, including the valuation of Digerati, closing conditions (including the necessity of raising a specified amount of capital via a PIPE transaction concurrently with the closing), post-closing board composition and governance matters, termination rights, exclusivity obligations, estimates and payment of transaction expenses and extension fees, and the forfeiture by the Sponsor of a specified number of Founder Shares if redemptions by the Public Stockholders exceed certain specified levels. The parties and their advisors held frequent discussions regarding the open items in the term sheet and related issues during this period, including, without limitation, teleconferences among the advisors of MEOA and Digerati on June 20, 2022, June 23, 2022 and July 1, 2022.

On June 15, 2022, Mr. Rochester sent to the members of the MEOA Board materials relating to Digerati’s business and its financial prospects. On that date, Mr. Rochester also reviewed with the MEOA Board MEOA’s activity since August 2021 in identifying an appropriate business combination, as well as the negotiations with Digerati, and the due diligence conducted with respect to Digerati, to date, along with the key provisions in the initial draft term sheet that would be presented to Digerati on that date. Mr. Rochester noted, in particular, the valuation ascribed to Digerati in the initial draft term sheet, and the analysis used to arrive at that valuation. Mr. Rochester also noted that if the Board approved the execution of the final term sheet, once it had been negotiated, MEOA and its representatives and advisors would conduct further extensive due diligence on Digerati, including business, addressable market, financial, accounting, regulatory and general legal due diligence, including the engagement of third party advisors that would supplement the due diligence conducted to date.

On July 12, 2022, Mr. Rochester sent to and discussed with each member of the MEOA Board an update detailing the changes in key terms and conditions between the initial draft term sheet from June 15, 2022 and the draft term sheet as of July 12, 2022. Mr. Rochester also discussed the written consent prepared by Pryor Cashman whereby the MEOA Board would authorize management to execute the term sheet once finalized.

On July 15, 2022, following the review of the final non-binding term sheet by each MEOA board member and the receipt of consent from all of the members of the MEOA Board, MEOA and Digerati executed and delivered the non-binding term sheet for the proposed business combination between the parties. The executed term sheet contemplated an all-stock merger, an enterprise value of $106,190,084 and an equity value of $68,946,084. The executed non-binding term sheet provided that the transaction share consideration would be paid by issuance of shares of MEOA Common Stock and would not be subject to any purchase price adjustments. The letter of intent also contemplated, among other terms, that (a) the board of directors of the post-combination company would be comprised of five (5) members, with the Sponsor to have the right to appoint one (1) director; (b) the Sponsor would waive any applicable anti-dilution rights triggered in connection with any equity financing; (c) Founder Shares held by Sponsor, and transaction shares issued to certain key stockholders and members of the management team of Digerati would be subject to a 180 day lock-up period; (d) any existing Digerati equity incentive plans would be rolled over and assumed by the combined company and that a new MEOA equity incentive plan would be implemented; (e) the Business Combination Agreement would provide for the payment of Digerati’s and MEOA’s transaction expenses by the post-closing combined company in the event the transaction is completed; (f) the parties’ respective representations, warranties and pre-closing covenants would not survive the Closing and the Business Combination Agreement would not contain indemnification provisions; (g) the Sponsor would forfeit a certain number of its Founder Shares in the event that redemptions by the MEOA Public Stockholders exceeded certain specified levels; and (h) there would be certain conditions to each party’s obligations to close the mergers. The letter of intent also included a mutual exclusivity provision ending on August 25, 2022.

Over the course of the term sheet exclusivity period and leading up to the execution and delivery of the Business Combination Agreement, representatives of MEOA and Digerati had multiple conversations on a broad list of topics related to the terms of the Business Combination, including, among other things, valuation, governance matters with respect to the combined company, exclusivity, interim covenants, closing conditions and termination events, as well as other diligence matters in connection with the proposed transaction.

On July 26, 2022, the management teams of each of MEOA and Digerati, together with their representatives and advisors, including representatives of Pryor Cashman and Lucosky, held a kick-off conference call to discuss the process to finalize due diligence for the Business Combination, and to prepare, negotiate and execute the Business Combination Agreement and related agreements.

Also on July 26, 2022, Pryor Cashman sent to Lucosky a legal due diligence request list requesting certain due diligence materials and documentation relating to Digerati. Later that day, Maxim granted to Pryor Cashman, counsel to MEOA, access to an electronic data room for purposes of reviewing legal and financial due diligence information regarding Digerati. Digerati granted to Pryor Cashman access to a second electronic data room containing legal and financial due diligence information concerning Digerati on August 6, 2022. At or around this time, MEOA engaged BDO USA LLP (“BDO”) for the purpose of providing comprehensive financial and tax due diligence reports concerning Digerati, which were to include quality of financial information, quality of earnings, operating results, analysis of balance sheets, US federal and state taxes, indirect taxes, telecommunications taxes and other key financial and tax considerations. From July 26, 2022 through the date on which the Business Combination Agreement was signed, various representatives of each of MEOA, Pryor Cashman, PGP, VCA and BDO conducted due diligence of Digerati through document review, written requests and responses among the parties, and numerous telephonic conferences with representatives of Digerati, covering various areas, including, but not limited to, commercial operations and agreements, tax, intellectual property, legal compliance, general corporate law matters, information technology and data security, litigation and employment matters.

During the following five weeks, representatives of Pryor Cashman, on behalf of MEOA, and representatives of Lucosky, and Digerati management, as applicable, on behalf of Digerati, had additional conversations and e-mail exchanges regarding follow-up questions and requests regarding matters arising over the course of Pryor Cashman’s review of Digerati’s written responses to their due diligence requests and of the other due diligence materials provided in the data rooms or via e-mail.

On August 3, 2022, Pryor Cashman delivered to Lucosky initial drafts of the proposed post-closing certificate of incorporation and bylaws of the combined company, and on the same date, Lucosky delivered to Pryor Cashman an initial draft of the proposed post-closing equity incentive plan to be adopted by the combined company.

On August 10, 2022, PGP, on behalf of MEOA, delivered the initial draft of the Business Combination Agreement to Digerati and its representatives and advisors. Between August 10, 2022 and August 30, 2022, MEOA and Digerati, and their respective counsel and advisors, continued to exchange drafts of, and negotiate, the Business Combination Agreement, reflecting the parties’ negotiations on, among other things, valuation, conditions to closing, interim covenants, termination rights and other matters, as further detailed below.

Throughout the course of the Business Combination Agreement discussions, members of the MEOA management team and its representatives and advisors were in frequent contact with key Digerati team members, including, without limitation, teleconference meetings held on August 1, 2022, August 8, 2022, August 15, 2022, August 22, 2022 and August 29, 2022 to discuss the status of the due diligence process and ongoing negotiations.

On August 16, 2022, Lucosky sent to Pryor Cashman a due diligence request list for legal due diligence materials relating to MEOA, and on August 18, 2022, Pryor Cashman delivered to Lucosky an electronic folder containing the requested due diligence materials.

On August 17, 2022, Lucosky delivered a revised draft of the Business Combination Agreement to Pryor Cashman.

On August 21, 2022, PGP, on behalf of MEOA, delivered a revised draft of the Business Combination Agreement to Digerati and its representatives and advisors.

On August 25, 2022, Pryor Cashman, following discussion with MEOA and its representatives and advisors, delivered a further revised draft of the Business Combination Agreement to Digerati and its representatives and advisors.

On the morning of August 27, 2022, Pryor Cashman delivered to Digerati and its representatives and advisors an initial draft of the Transaction Support Agreement. The initial draft of the Transaction Support Agreement contemplated that, among other things and subject to certain conditions, certain specified key stockholders, executive officers and directors of Digerati party to the Transaction Support Agreement would agree to vote in favor of the adoption of the Business Combination Agreement and the transactions contemplated thereby by delivery of a written consent or by voting at a meeting called for such purpose, as applicable.

On the evening of August 27, 2022, Lucosky delivered to Pryor Cashman a revised draft of the Business Combination Agreement.

On the morning of August 28, 2022, Pryor Cashman delivered an initial draft of the Sponsor Letter Agreement to Lucosky. The initial draft of the Sponsor Letter Agreement contemplated, among other things and subject to certain conditions, that the Sponsor would agree to (i) waive certain anti-dilution rights set forth in MEOA’s certificate of incorporation, (ii) not transfer any MEOA common stock prior to the Effective Time, (iii) vote in favor of the adoption of the Business Combination Agreement and the transactions contemplated thereby at a meeting of MEOA’s stockholders, (iv) subject certain of the Class B Common Shares held by the Sponsor to potential forfeiture, and (v) forfeit certain Private Placement Warrants held by the Sponsor.

On the afternoon of August 28, 2022, Pryor Cashman delivered a revised draft of the Business Combination Agreement to Lucosky. Later that afternoon, representatives of Pryor Cashman and Lucosky held a conference call to discuss certain open points in the Business Combination Agreement.

The MEOA Board met via teleconference on the evening of Sunday, August 28, 2022 to consider and discuss the proposed business combination with Digerati, which was attended by representatives of each of MEOA’s management team and Pryor Cashman. Representatives of Pryor Cashman discussed with the Board their fiduciary duties under applicable law, summarized the legal due diligence process conducted to date and reviewed the provisions of the proposed Business Combination Agreement and other agreements and documents to be approved by the Board in connection with the proposed Business Combination, copies of which had been previously provided to the Board. Mr. Rochester provided an overview of the activities that MEOA had engaged in since the closing of its Initial Public Offering in connection with identifying a business combination transaction, including the negotiations with Digerati following the signing of the letter of intent on July 15, 2022. Mr. Rochester noted for the Board that there have been no material changes from a financial analysis and valuation standpoint since the signing of the letter of intent. Mr. Rochester and representatives of Pryor Cashman then reviewed the diligence activities undertaken by MEOA and its advisors and the results thereof. These activities included BDO’s financial and tax due diligence and Pryor Cashman’s legal due diligence process. Mr. Rochester then discussed the principal considerations and key strategic rationales with respect to the proposed business combination with Digerati as well as other transaction considerations. At that point, representatives of Newbridge Securities Corporation (“Newbridge”) joined the meeting and presented a summary of selected terms of the draft Business Combination Agreement and reviewed with the MEOA Board Newbridge’s financial analysis of the consideration to be paid pursuant to the Business Combination Agreement. After discussion, representatives of Newbridge rendered to the MEOA Board an oral opinion, which was confirmed by delivery of a written opinion to the MEOA Board, to the effect that, as of such date and based on and subject to various assumptions made, procedures followed, matters considered, limitations on the review undertaken and qualifications, the consideration to be paid by MEOA to Digerati securityholders pursuant to the Business Combination Agreement is fair, from a financial point of view, to MEOA’s stockholders. Following this presentation, the Board reviewed and discussed the Business Combination and the terms and conditions of the Business Combination Agreement, with the assistance of Pryor Cashman.

On the evening of August 28, 2022, Lucosky delivered to Pryor Cashman an initial draft of the disclosure schedules to the Business Combination Agreement. Between that time and the execution and delivery of the Business Combination Agreement, representatives of Pryor Cashman and Lucosky discussed via teleconference and e-mail exchanges various items regarding the disclosure schedules, and several updated drafts of the disclosure schedules and related materials were delivered to Pryor Cashman.

Later on the evening of August 28, 2022, Lucosky delivered revised drafts of the Business Combination Agreement, the Transaction Support Agreement and the Sponsor Letter Agreement to Pryor Cashman reflecting, among other things, the matters discussed between Lucosky and Pryor Cashman and other proposed changes.

On August 28, 2022, the CEO of Digerati, Mr. Arthur L. Smith, provided the Digerati Board with a final draft of the Business Combination Agreement. A meeting was held the evening of August 28, 2022 to discuss the Business Combination Agreement and answer questions from the directors related to the transaction. All directors, that included Mr. Smith, Mr. Clement and Mr. Max Polinsky, were in attendance via teleconference. The participation of all directors constituted a quorum and the CFO of Digerati, Mr. Antonio Estrada, also participated in the meeting. One of the items on the agenda was the Business Combination Agreement. Mr. Smith provided an update on the transaction including recent changes to the economics and other terms in the agreement. After some discussion and a response to several questions from Mr. Polinsky, Mr. Smith made a motion to approve the Business Combination Agreement. Mr. Polinsky seconded the motion and all directors proceeded to unanimously vote in favor of the motion, thus approving the transaction.

On the morning of August 29, 2022, Pryor Cashman delivered to Lucosky revised drafts of the Transaction Support Agreement and the Sponsor Letter Agreement. That afternoon, Pryor Cashman delivered to Lucosky a revised draft of the Business Combination Agreement.

On the evening of August 29, 2022, the MEOA Board met via teleconference to receive an update from management concerning the transaction. During the meeting, Mr. Rochester and representatives of Pryor Cashman updated the MEOA Board on the current status of negotiations regarding the Business Combination Agreement. Following such update, and upon completion of discussions regarding the Business Combination Agreement and the transactions contemplated thereby, the MEOA Board unanimously authorized and approved the Business Combination Agreement, the related agreements, and the transactions contemplated thereby, substantially in the form provided to the MEOA Board, subject to any final changes as may be approved by management, and recommended the approval and adoption of the Business Combination Agreement by MEOA’s stockholders.

On the morning of August 30, 2022, Lucosky sent to Pryor Cashman a revised draft of the Business Combination Agreement, the Sponsor Letter Agreement and the form of Transaction Support Agreement. Later that morning, MEOA management and its representatives, Digerati management, and representatives of Pryor Cashman and Lucosky held a teleconference to discuss the revised drafts of the transaction documents and any open points that remained, including items relating to closing conditions and termination rights.

During the afternoon of August 30, 2022, Pryor Cashman sent to Lucosky a revised draft of the Business Combination Agreement and the Sponsor Letter Agreement. Later that afternoon, representatives of each of MEOA and Digerati, as well as representatives of Pryor Cashman and Digerati, held a teleconference to finalize the Business Combination Agreement and the Sponsor Letter Agreement.

On August 30, 2022, following the closing of the U.S. stock markets, MEOA and Digerati executed the Business Combination Agreement. At the same time, the Sponsor executed the Sponsor Letter Agreement, and each of Messrs. Smith, Clement and Estrada executed the Transaction Support Agreements. On that day, the Sponsor also sent a wire to the Trustee in the amount of $1,265,000 to extend the deadline for MEOA to complete its initial business combination to November 30, 2022, which extension was announced via press release and the filing of a Current Report on Form 8-K before the U.S. market opened on September 2, 2022.

Before the U.S. market opened on September 6, 2022, each of MEOA and Digerati issued a press release announcing the execution of the Business Combination Agreement, and later that day, each of MEOA and Digerati filed a current report on Form 8-K with the SEC announcing the execution of the Business Combination Agreement.

On February 14, 2023, the parties to the Business Combination Agreement executed and delivered the February Amendment to increase the implied equity value of Digerati from $68,680,807 to $71,080,810 to give effect to the issuance by Digerati to Maxim, immediately prior to the Closing of the Business Combination, of such number of shares of Digerati Common Stock as would be exchanged for an aggregate of 240,000 shares of New Digerati Common Stock upon the Closing of the Business Combination as partial compensation for financial advisory services that Maxim provided to Digerati in connection with the Business Combination. The February Amendment also clarified that the shares of Digerati Common Stock underlying the Bridge Loan Warrants would not be part of the implied equity value of Digerati of $71,080,810, and it clarified that none of the shares underlying any of the convertible promissory notes of Digerati that are outstanding upon the Closing of the Business Combination are part of the implied equity value of Digerati of $71,080,810. A copy of the February Amendment is attached as Annex A-2 to this proxy statement/prospectus.

On February 24, 2023, the parties to the Business Combination Agreement entered into an Amendment No. 2 to Business Combination Agreement, which, among other things, extends the Termination Date (as defined in the Business Combination Agreement) from February 25, 2023 to April 28, 2023. A copy of Amendment No. 2 to Business Combination Agreement is attached as Annex A-3 to this proxy statement/prospectus.

The MEOA Board’s Reasons for the Approval of the Business Combination

The MEOA Board, in evaluating the Business Combination, consulted with its legal counsel and with its financial and other advisors. In reaching its decision (i) that the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination, are fair to and in the best interests of MEOA and its stockholders, (ii) to approve the Business Combination Agreement and the transactions contemplated thereby and declare their advisability, and (iii) to recommend that the MEOA stockholders approve and adopt the Business Combination Agreement and the Business Combination, the MEOA Board considered and evaluated a number of factors, including, but not limited to, the factors discussed below.

In unanimously approving the Business Combination, the MEOA Board also obtained a fairness opinion from Newbridge Securities Corporation. At a meeting of the MEOA Board on August 28, 2022, representatives of Newbridge Securities Corporation delivered to the MEOA Board an oral opinion, which was later confirmed by a written opinion delivered to the MEOA Board, to the effect that, as of such date and based on and subject to various assumptions made, procedures followed, matters considered, limitations on the review undertaken and qualifications, the consideration to be paid by MEOA to Digerati securityholders pursuant to the Business Combination Agreement is fair, from a financial point of view, to MEOA’s stockholders. The fairness opinion that was delivered by Newbridge Securities Corporation to the MEOA Board is described in the section entitled “Opinion of MEOA’s Financial Advisor” beginning on page 78 of this proxy statement/prospectus, and is attached as Annex C hereto.

The officers and directors of MEOA also have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and background, together with the experience of MEOA’s buy-side advisors, PGP and VCA, enabled them to make the necessary analyses and determinations regarding the Business Combination, including analyses of publicly-traded comparable companies and precedent transactions. In addition, MEOA’s officers, directors and advisors have substantial experience in executing mergers and acquisitions.

The Board relied on a variety of analyses in reaching its decision, in addition to other factors listed below, including an analysis of publicly-traded comparable companies provided by PGP and VCA. The publicly-traded comparable companies included select companies across the cloud telecommunication peer set, which MEOA management felt were comparable to Digerati. While none of the companies had characteristics identical to those of Digerati, MEOA management considered the cloud telecommunication peer set as the most relevant set given similarities in product and service offerings, business models, growth profiles, geographic presence, and target market audience. The peer set included the following publicly traded companies: RingCentral, 8x8, Ooma, Lantronix and Crexendo.

The revenue, EBITDA and enterprise value for the selected comparable companies are summarized in the table below:

As of August 22, 2022
(US$ in millions)

	Revenue(1)			EBITDA(1)
Company	Last Twelve Months	2022E	2023E	Last Twelve Months	2022E	2023E	Enterprise Value(1)
RingCentral	$1,817.7	$2,003.2	$2,443.3	$(321.4)	$306.4	$414.4	$5,856.1
8x8	677.4	744.6	800.7	(86.7)	42.1	$65.2	996.3
Ooma	197.1	212.3	233.2	5.7	13.3	15.7	297.2
Lantronix	114.3	138.5	173.1	(1.7)	15.8	24.0	254.5
Crexendo	34.8	35.2	38.5	(0.6)	2.0	2.7	61.5
Digerati	32.2	33.4	37.8	2.8	4.7	7.2	52.9
Median	$155.7	$175.4	$203.1	$(1.2)	$14.5	$19.8	$275.8
Mean	478.9	527.9	621.1	(67.0)	64.0	88.2	1,253.1

____________

(1)      Source: FactSet, Digerati management proforma estimates.

The revenue and EBITDA multiples for the selected comparable companies are summarized in the table below:

	Last Twelve Months(1)		EV/2022E(1)		EV/2023E(1)
Company	Revenue	EBITDA	Revenue	EBITDA	Revenue	EBITDA
RingCentral	3.2x	N/A	2.9x	19.1x	2.4x	14.1x
8x8	1.5x	N/A	1.3x	23.7x	1.2x	15.3x
Ooma	1.5x	52.2x	1.4x	22.4x	1.3x	18.9x
Lantronix	2.2x	N/A	1.8x	16.1x	1.5x	10.6x
Crexendo	1.8x	N/A	1.7x	30.4x	1.6x	23.2x
Digerati	1.6x	19.2x	1.6x	11.2x	1.4x	7.3x
Median	1.7x	35.7x	1.7x	20.7x	1.4x	14.7x
Mean	2.0x	35.7x	1.8x	20.5x	1.6x	14.9x

____________

(1)      Source: FactSet, Digerati management proforma estimates.

In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination, the MEOA Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The MEOA Board viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of the MEOA Board’s reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section of this proxy statement/prospectus entitled “Cautionary Note Regarding Forward-Looking Statements.”

The MEOA Board considered a number of factors pertaining to the Business Combination as generally supporting its decision to enter into the Business Combination Agreement and the transactions contemplated thereby, including but not limited to, the following material factors:

•        Unique High-Growth and Highly-Disruptive Business Model.    Digerati’s cloud services and products present a highly disruptive opportunity in connection with the provision of Unified Communications as a Service (“UCaaS”) solutions for the business market. Its product line includes a portfolio of Internet-based telephony products and services delivered through its cloud application platform and session-based communication network and network services including Internet broadband, fiber, mobile broadband, and cloud WAN solutions (SD WAN). Its services are designed to provide enterprise-class, carrier-grade services to the small-to-medium-sized business at cost-effective monthly rates. Its UCaaS or cloud communication services include fully hosted IP/PBX, mobile applications, Voice over Internet Protocol (“VoIP”) transport, SIP trunking, and customized VoIP services all delivered Only in the Cloud™. As a provider of cloud communications solutions to the SMB, Digerati is seeking to capitalize on the migration by businesses from the legacy telephone network to the Internet Protocol telecommunication network and the migration from hardware-based on-premise telephone systems to software-based communication systems in the cloud.

•        Attractive Valuation.    The MEOA Board reviewed the market capitalization, enterprise value and implied valuation multiples of the cloud telecommunications public company peer set, which MEOA management deemed relevant based on its professional judgment and expertise. MEOA compared the same to the implied enterprise value of Digerati determined in accordance with the internal valuation analysis of MEOA management and its advisers. MEOA management found that Digerati’s implied pre-money equity value of approximately $68.7 million added to net debt as of June 30, 2022 for a total of $104.8 million enterprise value equaled 3.25x estimated trailing twelve months proforma revenue of $32.3 million, an attractive valuation relative to the peer set especially in light of Digerati’s growth and projected margin profile. Given the nature of Digerati’s business profile, and accelerated ramp-up in revenue and earnings following the integration of recent acquisitions and the completion of anticipated acquisitions, MEOA felt that the trailing twelve months would be an appropriate period on which to base its primary valuation.

•        Attractive Opportunity for Growth.    Digerati has attractive growth strategies. It is dedicated to expanding its penetration of the SMB, which has largely been ignored by its competitive peer set, by providing superior customer service and breadth of relevant products and solutions at attractive price points. Digerati has made several acquisitions recently and is focused on integrating those recent acquisitions. Additionally, Digerati is anticipated to make more synergistic acquisitions in the future.

•        Financial Condition.    The Board also considered factors such as Digerati’s business operations, general outlook, the expected length of time that Digerati would be able to continue operating its business in the normal course based on its current cash and cash equivalents and expected cash to be received from the Trust Account in connection with the closing of the Business Combination. The Board expects that the net proceeds from the Business Combination, together with Digerati’s available resources and existing cash and cash equivalents, will enable it to fund its operating expenses and capital expenditure in the foreseeable future.

•        Fairness Opinion.    In unanimously approving the Business Combination, the MEOA Board obtained a fairness opinion from Newbridge Securities Corporation. At a meeting of the MEOA Board on August 28, 2022, representatives of Newbridge Securities Corporation delivered to the MEOA Board an oral opinion, which was later confirmed by a written opinion delivered to the MEOA Board, to the effect that, as of such date and based on and subject to various assumptions made, procedures followed, matters considered, limitations on the review undertaken and qualifications, the consideration to be paid by MEOA to Digerati securityholders pursuant to the Business Combination Agreement is fair, from a financial point of view, to MEOA’s stockholders. The fairness opinion that was delivered by Newbridge Securities Corporation to the MEOA Board is described in the section entitled “Opinion of MEOA’s Financial Advisor” beginning on page 78 of this proxy statement/prospectus.

•        Stockholder Liquidity.    The obligation in the Business Combination Agreement to have MEOA Common Stock issued as merger consideration listed on the Nasdaq, a major U.S. stock exchange, has the potential to offer MEOA stockholders greater liquidity.

•        Lock-Up.    The Sponsor has agreed to be subject to a six (6)-month lockup in respect of its New Digerati Common Stock and certain current stockholders, officers and directors of Digerati have agreed to be subject to a six (6)-month lockup in respect of their New Digerati Common Stock, in each case, subject to certain customary exceptions, which will provide important stability to the leadership and governance of New Digerati.

•        Significant Commercial Due Diligence.    The MEOA Board considered the significant amount of commercial and financial due diligence that was undertaken by MEOA management and its advisors.

•        Other Alternatives.    The MEOA Board believes, after a thorough review of other business combination opportunities reasonably available to MEOA, that the Business Combination represents the best initial business combination for MEOA and the most attractive opportunity for MEOA’s management to accelerate its business plan based upon the process utilized to evaluate and assess other potential acquisition targets, and the MEOA Board’s belief that such process has not presented a better alternative.

•        Negotiated Transaction.    The financial and other terms of the Business Combination Agreement and the fact that such terms and conditions are reasonable and were the product of arm’s-length negotiations between MEOA and Digerati.

•        Experienced Management Team.    Digerati’s senior management team and board of directors have decades of experience in the telecommunications and technology industry. For example, Digerati’s Chief Executive Officer, Chief Financial Officer and Executive Chairman have greater than 31, 25 and 23 years of experience, respectively, in the telecommunications and technology industry.

The Board identified and considered the following factors and risks as weighing negatively against pursuing the Business Combination, although not weighted or in any order of significance:

•        Benefits May Not Be Achieved.    The risk that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe.

•        Liquidation of MEOA.    The risks and costs to MEOA if the Business Combination is not completed, including the risk of diverting management focus and resources from other initial business combination opportunities, which could result in MEOA being unable to effect a business combination on or prior to May 30, 2023 and force MEOA to liquidate.

•        Exclusivity.    The fact that the Business Combination Agreement includes an exclusivity provision that prohibits MEOA from soliciting or engaging in discussions regarding other business combination proposals, which restricts MEOA’s ability, so long as the Business Combination Agreement is in effect, to consider other potential business combinations.

•        COVID-19.    Uncertainties regarding the potential impacts and disruptions of the COVID-19 virus, including with respect to personnel required to operate Digerati’s business.

•        Stockholder Vote.    The risk that MEOA’s stockholders may fail to provide the votes necessary to effect the Business Combination.

•        Redemption Risk.    The potential that a significant number of MEOA’s stockholders elect to redeem their shares prior to the consummation of the Business Combination and pursuant to the Current Charter, which would potentially make the Business Combination more difficult or impossible to complete, and/or reduce the amount of cash available to New Digerati following the Closing.

•        Closing Conditions.    The fact that completion of the Business Combination is conditioned on the satisfaction of certain Closing conditions that are not within MEOA’s control, including obtaining the applicable regulatory approvals and/or waivers thereof, approval by MEOA’s stockholders and approval by Nasdaq of the initial listing application in connection with the Business Combination.

•        MEOA Stockholders Receiving a Minority Position in New Digerati.    MEOA stockholders will hold a minority position in New Digerati.

•        Litigation.    The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

•        Fees and Expenses.    The fees and expenses associated with completing the Business Combination.

•        Other Risks.    Various other risks associated with the Business Combination, the business of MEOA and the business of Digerati described under the section entitled “Risk Factors.”

In addition to considering the factors described above, the MEOA Board also considered that certain of the officers and directors of MEOA may have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of MEOA’s stockholders and warrant holders, including the matters described under the section entitled “Risk Factors” above and “—  Interests of MEOA’s Directors and Executive Officers in the Business Combination” below. However, the Board concluded that the potentially disparate interests would be mitigated because (i) these interests were disclosed in the prospectus for the Initial Public Offering and would be included in this proxy statement/prospectus, (ii) these disparate interests would exist with respect to a business combination with any target company and (iii) the Business Combination was structured so that the Business Combination may be completed even if Public Stockholders redeem a substantial portion of the Public Shares.

Furthermore, although the MEOA Board considered the fact that Digerati’s market capitalization was approximately $15.5 million based upon the trading price of Digerati Common Stock on the OTCQB on the days leading up to the execution of the Business Combination Agreement, the MEOA Board determined that the factors described above, as well as those set forth immediately below, supported an implied equity valuation of Digerati of approximately $68.7 million:

1.      As is often the case for companies that trade on the OTCQB, the common stock of Digerati on the OTCQB is thinly traded and lacks liquidity, as compared to the common stock of New Digerati following the closing of the Business Combination, which would be listed on a national securities exchange (Nasdaq). The average daily trading volume of Digerati’s common stock for the past year, as set forth on Yahoo! Finance on January 9, 2023, is 143,011, and the average daily trading volume of Digerati’s common stock for August 2022, the month in which the Business Combination Agreement was entered into, was 70,548. MEOA believes that the thin trading and lack of liquidity of Digerati’s common stock results in Digerati having a substantially lower market capitalization than it would have if listed on a national securities exchange such as Nasdaq.

2.      Due to the factors described in item 1 above, as well as due to the fact that companies that are not traded on a national securities exchange tend to receive less coverage and attention by analysts, investors and other market participants than companies that are listed on a national securities exchange, and the fact that many investors, including institutional investors, are less willing to (and have fewer opportunities to) invest in companies that are not listed on a national securities exchange, the stock of such companies tend to trade at a discount to the price at which such stock would trade if listed on a national securities exchange.

3.      MEOA believed that Digerati would benefit from the reduction of debt that would result from a merger with a SPAC, which, depending upon the degree of redemptions, could reasonably be expected to have cash on its balance sheet at closing.

4.      MEOA believed that the overhang of Digerati’s convertible and super-voting securities, which included a significant number of shares of convertible preferred stock, super-voting preferred stock, warrants and convertible notes, depressed stock trading from both a volume and price perspective. The Business Combination Agreement contemplates that (A) all of the shares of Digerati’s super-voting Series F Preferred Stock will be redeemed by Digerati prior to the Closing of the Business Combination and will no longer be outstanding, (B) all shares of Digerati’s convertible preferred stock will convert into Digerati Common Stock immediately prior to the Closing of the Business Combination and be exchanged for 2,744,899 shares of New Digerati Common Stock at the Effective Time, and (C) the PRG Warrant will be exercised for Digerati Common Stock immediately prior to the Closing of the Business Combination and be exchanged for 1,379,329 shares of New Digerati Common Stock at the Effective Time. As a result, these Digerati securities will no longer provide an overhang that could depress the trading volume and price of New Digerati Common Stock following the Closing of the Business Combination.

5.      MEOA believed that there was a significant consolidation opportunity in the business sector in which Digerati operates, and which Digerati, following the closing of the Business Combination, would be well positioned to capture, thereby resulting in an associated enhancement of equity value.

The Board concluded that the potential benefits that it expected MEOA and its stockholders to achieve as a result of the Business Combination outweighed the potentially negative factors associated with the Business Combination. Accordingly, the MEOA unanimously determined that the Business Combination Agreement and the Business Combination, were advisable, fair to, and in the best interests of, MEOA and its stockholders.

Certain Unaudited Prospective Financial Information of Digerati

On May 17, 2022, Digerati provided MEOA with its internally prepared forecasts, which included proforma results for fiscal years ending July 31, 2021 and July 31, 2022 and management estimates for the three-fiscal year period ending July 31, 2025. Subsequently, Digerati provided MEOA with updated financial forecasts on June 13, 2022. The internally prepared forecasts were prepared over time by Digerati’s management as an ongoing part of its internal planning and forecasting to support its business plan and not specifically in conjunction the Business Combination. Digerati selected the three-year period as it is sufficient time to allow the growth and maturation of the Digerati business model and achieves a financial profile in-line with expected key long-term financial ratios. MEOA management reviewed the forecasts and presented key elements of the forecasts to the MEOA Board as part of the MEOA Board’s review and subsequent approval of the Business Combination. Digerati and MEOA do not, as a matter of general practice, publicly disclose long-term forecasts or internal projections of future performance, revenue, financial condition or other results. Digerati has not updated, and MEOA cannot request that it update, the forecasts it provided MEOA; going forward we do not plan to update them or to disclose similar information in our periodic reports. However, in connection with the negotiation of the terms of the proposed Business Combination, management of MEOA requested that Digerati provide the financial forecasts set forth below to be used by MEOA as part of its comprehensive analysis. The forecasts were prepared solely for internal use and not with a view toward public disclosure, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. However, in the view of Digerati’s management, the forecasts were prepared on the basis of facts and events known at the time and using assumptions as to future events that Digerati’s management believed to be reasonable. In the view of MEOA management, the forecasts were also prepared on the basis of facts and events known at the time and using assumptions as to future events that MEOA’s management believed to be reasonable. Those forecasts were intended to provide MEOA with a view of management’s expected course of action and management’s belief at the time as to the expected future financial performance of Digerati, while providing no assurances that future financial results would be in line with management’s expectations.

The forecasts include EBITDA and EBITDA Margin, which are non-GAAP financial measures. Due to the forward-looking nature of these projections, specific quantifications of the amounts that would be required to reconcile such projections to GAAP measures are not available, and MEOA’s management believes that it is not feasible to provide accurate forecasted non-GAAP reconciliations. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by MEOA’s management may not be comparable to similarly titled measures used by other companies. See the Digerati audited consolidated financial statements and notes thereto and unaudited condensed consolidated financial statements and notes thereto included elsewhere in this proxy statement/prospectus.

The inclusion of financial forecasts in this proxy statement/prospectus should not be regarded as an indication that MEOA, Digerati or any of their respective directors, officers, advisors or other representatives considered, or now considers, such financial forecasts necessarily to be predictive of actual future results or to support or fail to support your decision whether to vote for or against the Business Combination Proposal. The financial forecasts are not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus, including investors or stockholders, are cautioned not to place undue reliance on this information. You are cautioned not to rely on the forecasts in making a decision regarding the Business Combination, as the forecasts may be materially different than actual results. We will not refer back to the financial forecasts in our future periodic reports filed under the Exchange Act.

The financial forecasts reflect numerous estimates and assumptions with respect to general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Digerati’s business, all of which are difficult to predict and many of which are beyond Digerati’s and MEOA’s control. The financial forecasts are forward-looking statements that are inherently subject to significant uncertainties and contingencies, many of which are beyond Digerati’s and MEOA’s control. The various risks and uncertainties include those set forth in the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Digerati” and “Cautionary Note Regarding Forward-Looking Statements.” As a result, there can be no assurance that the forecasted results will be realized or that actual results will not be significantly higher or lower than as forecasted. Since the financial forecasts cover multiple years, such information by its nature becomes less reliable with each successive year. These financial forecasts are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.

Furthermore, the final financial forecasts do not take into account any circumstances or events occurring after the date they were prepared. The Digerati unaudited prospective financial information is based solely upon information that was available to Digerati’s management at the time of its initial preparation, as updated from time to time. The Digerati unaudited prospective financial information is based on estimates and assumptions initially made by Digerati’s management prior to and around June 13, 2022. Since such date, Digerati has provided revised financial information and projections to MEOA, which has been factored into MEOA’s calculations in the Business Combination Agreement and Business Combination, but Digerati has not updated the final unaudited prospective financial information included in this proxy statement/prospectus and does not intend to do so. Nonetheless, a summary of the final financial forecasts provided by Digerati to MEOA is provided in this proxy statement/prospectus because they were made available to MEOA and the MEOA Board in connection with the preparation of the fairness opinion by Newbridge and the MEOA Board’s review and approval of the proposed Business Combination.

During the fourth quarter of 2022, redemption percentages averaged approximately 88.1% for SPAC transactions that closed during such period. In connection with the Extension Meeting, the holders of 11,691,103 Public Shares exercised their right to redeem such Public Shares, as a result of which redemptions approximately $120.8 million, representing approximately 92% of the assets held in the Trust Account prior to such redemptions, was removed from the Trust Account, leaving approximately $9.9 million remaining in the Trust Account. If a significant percentage of the Public Shares that remain outstanding are redeemed in connection with the Business Combination, a significantly reduced amount of working capital would be available for the combined company, after giving effect to such redemptions and the payment of expenses incurred in connection with the Business Combination. This would be exacerbated by the fact that, as of the date of this proxy statement/prospectus, the parties to the Business Combination Agreement do not plan to effect a supplemental financing transaction, such as a PIPE, private placement or forward purchase transaction, in connection with the Closing of the Business Combination. As a result, if there are significant redemptions in connection with the Closing of the Business Combination, Digerati expects to implement an alternative business plan, prioritizing short-term working capital needs, and delaying certain long-term capital expenditures. Digerati expects that these actions will enable appropriate liquidity to manage risk and uncertainty over the next twelve (12) months and enable it to execute its business plan based on the level of the financial resources of New Digerati at Closing and available financing alternatives. Changes to the execution of Digerati’s business plan may impact the financial performance of New Digerati following the closing of the Business Combination. New Digerati may need to raise substantial additional capital to fund its operations and its business plan, in the case of significant redemptions. If Digerati or New Digerati, as applicable, is required to take such actions, it would have an adverse effect on the ability of New Digerati to achieve the revenue targets included in the financial forecasts. There can be no assurance that Digerati or New Digerati, as applicable, will be successful in obtaining capital sufficient to meet its operating needs on terms or a timeframe acceptable to it or at all. Further, in the event that market conditions preclude the ability of Digerati or New Digerati, as applicable, to consummate such a transaction, Digerati or New Digerati, as applicable, may be required to evaluate additional alternatives in restructuring its business and capital structure. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Digerati — Liquidity and Capital Resources,” “Risk Factors — If there are a significant number of redemptions in connection with the Business Combination and we are not successful in implementing an alternative business plan and/or raising additional capital in a timely manner, we may have insufficient cash and liquidity to pay operating expenses and other obligations. Any such event would have a material adverse effect on our business and financial condition,” and “Risk Factors — New Digerati will need additional financing that it may not be able to obtain on acceptable terms, if at all,” for further information. New Digerati plans to raise additional capital within six months following the Closing of the Business

Combination if redemptions are high and New Digerati is not able to raise the capital necessary under the Business Combination to meet its current business plan and budget. In addition, New Digerati will delay acquisitions, long-term capital expenditures, and certain other expenses that are not core to the operation of the business.

The forecasts were prepared by, and are the responsibility of, Digerati and MEOA management. MaloneBailey, LLP, Digerati’s independent registered public accounting firm, and Marcum LLP, MEOA’s independent registered public accounting firm, have not examined, compiled or otherwise applied procedures with respect to the accompanying prospective financial information presented herein and, accordingly, express no opinion or any other form of assurance on it or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The MaloneBailey, LLP report included in this proxy statement/prospectus relates to historical financial information of Digerati. It does not extend to the projections and should not be read as if it does.

The key elements of the final forecasts provided by Digerati management to MEOA management and the MEOA Board in connection with the approval by the MEOA Board of the proposed Business Combination are summarized in the tables below:

Key Financial Metrics:

Proforma Projections, Unaudited1

	FYE 7/31/2021 Actual	FYE 7/31/2022 Projected	FYE 7/31/2023 Projected	FYE 7/31/2024 Projected	FYE 7/31/2025 Projected	FYE 7/31/2026 Projected	FYE 7/31/2027 Projected

Revenue	$28,436,477	$32,249,809	$36,506,783	$42,019,308	$48,784,416	$56,687,492	$65,927,553
Revenue Growth		13.4%	13.2%	15.1%	16.1%	16.2%	16.3%

Gross Profits	17,201,006	19,414,385	21,867,563	25,169,565	29,270,650	34,437,651	40,281,735
Gross Margin	60.5%	60.2%	59.9%	59.9%	60.0%	60.8%	61.1%

EBITDA	737,906	(354,748)	3,614,172	5,966,742	9,025,117	10,713,936	12,592,163
EBITDA Margin	2.6%	-1.1%	9.9%	14.2%	18.5%	18.9%	19.1%

Adjusted EBITDA	1,485,987	3,966,726	6,826,768	8,908,093	12,000,966	14,228,560	16,778,562
Adjusted EBITDA Margin	5.2%	12.3%	18.7%	21.2%	24.6%	25.1%	25.5%

Key Assumptions:

The financial forecasts set forth above reflect numerous estimates and assumptions with respect to general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Digerati’s business, all of which are difficult to predict and many of which are beyond Digerati’s and MEOA’s control. However, Digerati management developed a robust financial model and established an internal process for forecasting organic and inorganic growth to aid in the continual development and implementation of its strategic business plan. Digerati’s management developed and selected these projections based upon assumptions with respect to future business decisions and conditions that are subject to change, including Digerati’s timing and execution of its commercial strategies and product development. Digerati believes it had a reasonable basis to prepare and provide this information as a result of its extensive experience in the cloud telecommunications market. This experience enables the Digerati management team to make estimates relative to potential competitors and provides a basis for the inputs required in prospective financial information, including new product releases and overall product development process, the uses of products for different applications and market segments, market maturity, and operating expenses, among others.

The financial projections reflected the following key management assumptions:

•        Customers, products sold, and total revenues:    Generally, management estimates 13.2% to 16.3% year-over-year organic growth rate for existing operations and a product mix consistent with historical revenues. Each operating company has been analyzed by revenue and service lines, as well as customer attrition and churn, among other factors. The majority of Digerati’s revenue is recurring in nature from multi-year contracts with its business customers.

____________

1        Proforma projections initially provided by Digerati management on May 17, 2022 and updated thereafter from time to time. Projections include full year results of SkyNet Telecom and NextLevel Internet.

•        Costs of goods sold and gross margin:    Cost of goods sold and gross margins are consistent with historical actuals, although with a slight increase to profitability based on the assumptions that UCaaS sales will increase and that costs will decrease as a percentage as sales increase. Gross margins range from 59.9% to 61.1% for the forecasted period.

•        Operating Costs:    Operating costs are expected to decrease on a percentage basis and over time as Digerati benefits from synergies realized from its acquisitions and achieves economies of scale. Operating costs range from 41.5% to 61.3% of consolidated revenues over the forecasted period.

•        Strategy:    Digerati’s management estimates include prospective impact from potential future acquisitions; however, the MEOA Board, MEOA management, and MEOA’s advisers did not factor these estimates into its forward calculations. Instead, MEOA has relied on Digerati’s expectations of growth from organic strategies as the basis for valuation.

•        Digerati’s projected financial information is estimated in U.S. Dollars and assumes no future change in foreign exchange rates.

•        Digerati’s management believes the actual results for the fiscal year ended July 31, 2022, which are included elsewhere in this proxy statement/prospectus, are materially consistent with the internally prepared financial forecasts for the period. For a discussion of the actual results, please refer to the Digerati unaudited condensed consolidated financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Digerati,” each included elsewhere in this proxy statement/prospectus.

Opinion of MEOA’s Financial Advisor

MEOA retained Newbridge to act as its financial advisor in connection with the Business Combination. Newbridge, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. MEOA selected Newbridge to act as its financial advisor in connection with the Business Combination on the basis of Newbridge’s experience in similar transactions and its reputation in the investment community.

On August 28, 2022, at a meeting of the Board held to evaluate the Business Combination, Newbridge delivered to the MEOA Board an oral opinion, which was confirmed by delivery of a written opinion, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in its written opinion, the consideration to be paid to the stockholders of Digerati is fair, from a financial point of view, to MEOA’s shareholders.

The full text of Newbridge’s written opinion to the MEOA Board, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex C hereto and is incorporated by reference herein in its entirety. The following summary of Newbridge’s opinion is qualified in its entirety by reference to the full text of the opinion. Newbridge delivered its opinion to the MEOA Board for the benefit and use of the MEOA Board (in its capacity as such) in connection with and for purposes of its evaluation of the Business Combination from a financial point of view. Newbridge’s opinion also does not address the relative merits of the Business Combination as compared to any alternative business strategies or transactions that might exist for MEOA, or the underlying business decision of MEOA whether to proceed with those business strategies or transactions.

In connection with rendering its opinion, Newbridge, among other things:

•        Considered their assessment of general economic, market and financial conditions as well as their experience in connection with similar transactions, and business and securities valuations generally;

•        Reviewed drafts of the Business Combination Agreement;

•        Reviewed MEOA publicly available historical financial results, as well as certain publicly available information concerning the trading of, and the trading market for, the MEOA Common Stock since its IPO in August 2021;

•        Reviewed Digerati publicly available historical financial results, as well as certain publicly available information concerning the trading of, and the trading market for, Digerati Common Stock since August 1, 2021;

•        Reviewed publicly available financial information of MEOA filed with the Commission, including its Form 10-K, Form 10-Qs, and certain reports on material events filed on Forms 8-K between August 30, 2021 through August 28, 2022;

•        Reviewed publicly available financial information of Digerati filed with the Commission, including its recent Form 10-K’s and Form 10-Q’s, and certain recent reports on material events filed on Forms 8-K;

•        Reviewed a financial model of Digerati with historical and future financial projections (including potential revenue growth, EBITDA and net income margins) provided by MEOA’s management team;

•        Performed a Discounted Cash Flow analysis layered onto MEOA’s financial model;

•        Performed a Public Company Comparable analysis of similar companies to Digerati in the “Unified Communications/Voice Over Internet Protocol (VOIP)/Specialized Internet/High-Capacity Broadband” sector to derive the Enterprise Value/EBITDA multiples;

•        Performed Comparable Precedent M&A Transaction analysis of similar companies to Digerati in the “Unified Communications/VOIP/Specialized Internet” sector to derive the Enterprise Value/EBITDA multiples;

•        Conducted discussions with Digerati’s management team to better understand Digerati’s recent business history, near-term financials and future acquisition strategy; and

•        Performed such other analyses and examinations, as Newbridge deemed appropriate.

Newbridge also considered such other information, financial studies, analyses and investigations, and financial, economic and market criteria which it deemed relevant. In conducting its review and arriving at its opinion, Newbridge did not independently verify any of the foregoing information and Newbridge assumed and relied upon such information being accurate and complete in all material respects, and Newbridge further relied upon the assurances of management of MEOA that they are not aware of any facts that would make any of the information reviewed by Newbridge inaccurate, incomplete or misleading in any material respect. In addition, Newbridge has not assumed any responsibility for any independent valuation or appraisal of the assets or liabilities, including any ongoing litigation and administrative investigations, if any, of the Company, nor has Newbridge been furnished with any such valuation or appraisal. In addition, Newbridge has not assumed any obligation to conduct, nor has it conducted, any physical inspection of the properties or facilities of Digerati.

The issuance of Newbridge’s opinion was approved by an authorized internal committee of Newbridge. Newbridge’s opinion is necessarily based on economic, market and other conditions as they exist and can be evaluated on, and the information made available to it on, the date thereof. Newbridge expressed no opinion as to the underlying valuation, future performance or long-term viability of MEOA and its successors. Further, Newbridge expressed no opinion as to what the value of the shares of MEOA Common Stock actually will be when the Business Combination is consummated or the prices at which shares of MEOA Common Stock will trade at any time. It should be understood that, although subsequent developments may affect Newbridge’s opinion, Newbridge does not have any obligation to update, revise or reaffirm its opinion and has expressly disclaimed any responsibility to do so.

The following represents a brief summary of the material financial analyses reviewed by the MEOA Board and performed by Newbridge in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by Newbridge, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by Newbridge. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Newbridge.

Financial Analyses.    Newbridge employed various methods to analyze the range of values of Digerati.

Comparable Public Company Analysis

To calculate the implied equity value of the operating business, Newbridge first obtained the median Enterprise Value/Revenue multiples from eight (8) comparable public companies identified by Newbridge and applied it to Digerati’s proforma 2022E Sales. The public company comparables were selected using the following criteria: (i) companies with most operations in North America; (ii) companies listed on a major U.S. stock exchange; (iii) companies with a market capitalization of less $5.0B; and (iv) companies that generated the majority of their revenues from the Unified Communications/VOIP/Specialized Internet/High-Capacity Broadband sector. The EV/Revenue multiple was then weighted per the market capitalization of the contribution to the Public Comparable set. The market-capitalization weighted valuation multiples of such comparable public companies were approximately 3.68x over the Last Twelve Months (LTM). This multiple was multiplied by 2022E proforma sales of Digerati to obtain an Enterprise Value. The Debt was removed from Enterprise Value and Cash was added back and the Implied Equity Value using this analysis was $82.4M.

Although seven (7) of the eight (8) companies included in the comparable public company analysis are significantly larger than Digerati in terms of both revenues and market capitalization, Newbridge believes that the comparable should be looked at in the aggregate, or as a collection of many data points. When performing a comparable public company analysis, Newbridge generally prefers to include a larger comparable set rather than a smaller comparable set. Thus, although two of the comparable companies (RNG and CCOI) are much larger than Digerati in terms of market capitalization and revenues, due to the fact that the business plans for both companies were very similar to the business plan of Digerati, and more importantly that the EV/Revenue multiples for both companies were within a range of values that were clustered to the other comparables chosen, Newbridge determined to include both companies in the comparable public company analysis.

Included in Newbridge’s analysis of Digerati was an analysis of the trading liquidity of Digerati’s common stock, and thus whether or not Digerati’s market capitalization presented an accurate reflection of Digerati’s intrinsic equity value. As of late August 2022, when MEOA announced plans to acquire Digerati (which had a market capitalization of approximately $15 million at such time) for approximately $68 million in consideration, Digerati had a 10-day trailing trading average of approximately $7,500 per day, which would constitute a ratio of 0.05% from a market cap/trading liquidity standpoint ($15M/$7,500). That is highly illiquid, as many companies that trade on the OTCQB tend to be, and Newbridge therefore placed no emphasis on Digerati’s illiquid market capitalization as a true reflection of Digerati’s intrinsic value.

The table below summarizes certain observed historical and projected financial performance and trading multiples of the selected public companies were sourced from S&P Capital IQ data.

($ in millions, except per share data) Company Name	8/26/2022 Symbol	Stock Price	BALANCE SHEET		INCOME STATEMENT		VALUATION MULTIPLES
			Market Capitalization	Enterprise Value	Revenue LTM	EBITDA LTM	TEV/Revenue LTM
Unified Communications/VOIP/Specialized Internet
RingCentral, Inc.	NYSE:RNG	$42.42	$4,043.4	$5,615.9	$1,817.7	$(200.9)	3.09x
Cogent Communications Holdings, Inc.	NasdaqGS:CCOI	$55.01	$2,566.9	$3,575.6	$576.4	$206.2	6.20x
AudioCodes Ltd.	NasdaqGS:AUDC	$22.52	$715.6	$673.8	$264.2	$38.0	2.55x
Consolidated Communications Holdings, Inc.	NasdaqGS:CNSL	$6.16	$710.8	$3,116.7	$1,235.7	$404.7	2.52x
8x8, Inc.	NYSE:EGHT	$4.82	$578.2	$1,017.3	$677.4	$(108.6)	1.50x
Ooma, Inc.	NYSE:OOMA	$12.99	$315.2	$307.5	$202.7	$1.7	1.52x
Lantronix, Inc.	NasdaqCM:LTRX	$6.56	$230.4	$237.5	$129.7	$4.8	1.83x
Crexendo, Inc.	NasdaqCM:CXDO	$2.88	$65.0	$62.8	$34.8	$(1.3)	1.80x

				Market Cap. Adjusted Average			3.68x

Precedent Transaction Company Analysis

Newbridge analyzed the last ~2.5 years of M&A transaction data in the Unified Communications/VOIP/Specialized Internet sector to find similar transactions where the targets being acquired most resembled Digerati. The universe of transactions where there were similarities to Digerati, and where financial data was recorded for the transaction value was generally limited, as is usually the case versus Public Comparables. The criteria used for the selected transactions were those in which the targets most resembled Digerati, and included (i) targets that were in the Unified Communications/VOIP/Specialized Internet sector, (ii) targets that had corporate headquarters in the United States or Canada (with majority operations in North America), (iii) transactions that were larger than $50M in consideration paid, and (iv) where the identified the Enterprise Value/Revenue multiple was known.

Newbridge obtained the median Enterprise Value/Revenue multiple from this dataset and multiplied this by the 2022E proforma sales of Digerati to obtain an Enterprise Value. The Debt was removed from Enterprise Value and Cash was added back and the Implied Equity Value using this analysis was $84.8M.

The table below summarizes certain observed historical and projected financial performance and trading multiples of the selected precedent transactions that were sourced from S&P Capital IQ data.

M&A Closed Date	Target/Issuer	Transaction Value (in millions)	Target Revenues (in millions)	Enterprise Value/Revenues	Buyers/Investors
July 21, 2022	Vonage Holdings Corp.	$6,364.3	$1,508.4	4.2x	Telefonaktiebolaget LM Ericsson (publ) (OM:ERIC B)
March 29, 2022	NetFortris, Inc.	$80.1	$50.0	1.6x	Sangoma Technologies Corporation (TSX:STC)
December 1, 2021	Fuze, Inc.	$380.2	$130.0	2.9x	8x8, Inc. (NYSE:EGHT)
March 8, 2021	NetSapiens, Inc.	$50.6	$11.5	4.4x	Crexendo, Inc. (NasdaqCM: CXDO)
October 21, 2020	DERY Telecom, Inc.	$308.4	$80.0	3.9x	Cogeco Connexion, Inc.
October 10, 2019	Star2Star Communications, Inc.	$451.5	$79.4	5.7x	Sangoma Technologies Corporation (TSX:STC)
			Average:	3.78x

Discounted Cash Flow Analysis

The Discounted Cash Flow Analysis (the “DCF Analysis”) approach is a valuation technique that provides an estimation of the value of a business based on the cash flows that a business can be expected to generate. The DCF Analysis begins with an estimation of the annual cash flows the subject business is expected to generate over a 10-year projection period. The estimated cash flows for each of the years in the projection period are then converted to their present value equivalents using a rate of return appropriate for the risk of achieving the projected cash flows. The present value of the estimated cash flows are then added to the present value equivalent of the residual/terminal value of the business at the end of the projection period to arrive at an estimate of value.

Newbridge performed a DCF Analysis of the estimated future unlevered free cash flows attributable to Digerati for the fiscal years of 2022 through 2031. In applying the DCF Analysis, Newbridge relied on the Financial Projections prepared by Digerati that estimated certain revenue growth rates, as well as EBITDA and Net Income margins. Newbridge applied a discount rate of 14.0% and a Terminal Value Based on Growth in Perpetuity rate of 1.0%.

Newbridge determined that the middle of the range of the discounted cash flow values was $94.3M.

The table below summarizes the projected cashflows used in the DCF Analysis. The Projections for Revenue growth and cash-flow margins between 2022 – 2027 were provided by the management team of Digerati. The Estimates for Revenue growth and cashflow margins between 2028 – 2031 were determined collectively by the management team of Digerati, MEOA and Newbridge, and are meant to be conservative, with no guarantees that these milestones can be achieved.

	Projections (in millions)						Estimates (in millions)
Digerati Projections/Estimates	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031
Revenue	$32.3	$36.5	$42.0	$48.8	$56.7	$65.9	$75.1	$85.6	$97.6	$111.3
Revenue Growth	13.4%	13.2%	15.1%	16.1%	16.2%	16.3%	14.0%	14.0%	14.0%	14.0%
Estimated Cashflows	$3.3	$5.3	$7.7	$10.7	$17.3	$22.7	$12.0	$13.7	$15.6	$17.8
Estimated Cashflows Margins	10.1%	14.6%	18.3%	21.9%	30.6%	34.5%	16.0%	16.0%	16.0%	16.0%
Terminal Value Based on Growth in Perpetuity										$138.3
Net Present Value of Cash Flows ($94.3M)	$2.9	$4.1	$5.2	$6.3	$9.0	$10.3	$4.8	$4.8	$4.8	$42.1

Key Assumptions — (1) Terminal Value Based on Growth in Perpetuity (1.0%); and (2) Discount Rate (14.0%).

Miscellaneous

The discussion set forth above is a summary of the material financial analyses presented by Newbridge to the MEOA Board in connection with its opinion and is not a comprehensive description of all analyses undertaken by Newbridge in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. Newbridge believes that its analyses summarized above must be considered as a whole. Newbridge further believes that selecting portions of its analyses and the factors considered, or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Newbridge’s analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

In performing its analyses, Newbridge considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of MEOA. The estimates of the future performance of MEOA in or underlying Newbridge’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by Newbridge’s analyses. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be Newbridge’s view of the actual values of the MEOA Common Stock.

Conclusion

The values derived from the different analyses that Newbridge used show a range between $82.4M to $94.3M. The consideration to be paid by MEOA of $68.7M is below the valuation ranges of the Analyses.

Based on its analysis, it is Newbridge’s opinion that, the consideration is fair, from a financial point of view, to MEOA’s shareholders.

The type and amount of consideration payable in the Business Combination was determined through negotiations between MEOA and Digerati, and was approved by the MEOA Board. The decision to enter into the Business Combination Agreement was solely that of the MEOA Board. As described above, Newbridge’s opinion and analyses was only one of many factors considered by the MEOA Board in its evaluation of the Business Combination and should not be viewed as determinative of the views of the MEOA or Digerati’s management with respect to the Business Combination.

Fees and Expenses

As compensation for Newbridge’s services in connection with the rendering of its Opinion to the Board, MEOA agreed to pay Newbridge a fee of $150,000. $15,000 of the fee was paid upon commencement of the engagement, $15,000 of the fee was paid upon delivery of the Opinion and the remaining $120,000 is payable upon consummation of the Business Combination. No portion of Newbridge’s fee is refundable or contingent upon the conclusion reached in the Opinion.

Satisfaction of 80% Test

It is a requirement under the rules of The Nasdaq Stock Market that a SPAC’s initial business combination must be with one or more target businesses that together have an aggregate fair market value equal to at least 80% of the value of its trust account (excluding any deferred underwriters’ fees and taxes payable on the income earned on the trust account) at the time of signing a definitive agreement in connection with such initial business combination.

Based on the financial analysis of Digerati generally used to approve the Business Combination, the Board determined that this 80% test was met, as MEOA was deemed to have a fair market value greater than 80% of the value of the Trust Account on August 30, 2022, the date of signing of the Business Combination Agreement.

Interests of MEOA’s Directors and Executive Officers in the Business Combination

In general, officers and directors of a corporation incorporated under the laws of the State of Delaware are required to present business opportunities to a corporation if:

•        the corporation could financially undertake the opportunity;

•        the opportunity is within the corporation’s line of business; and

•        it would not be fair to our company and its stockholders for the opportunity not to be brought to the attention of the corporation.

Each of our officers and directors presently has, and any of them in the future may have additional, fiduciary or contractual obligations to another entity, pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity. Accordingly, if any of our officers or directors becomes aware of a business combination opportunity that is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such entity, and may only decide to present it to us if such entity rejects the opportunity and consummating the same would not violate any restrictive covenants to which such officers and directors are subject. Our Current Charter provides that we renounce our interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer and such opportunity is one we are legally and contractually permitted to undertake and would otherwise be reasonable for us to pursue, and to the extent the director or officer is permitted to refer that opportunity to us without violating another legal obligation. We do not believe, however, that the fiduciary duties or contractual obligations of our officers or directors will materially affect our ability to complete our initial business combination.

Below is a table summarizing the entities to which our executive officers and directors currently have fiduciary duties or contractual obligations:

Name of Individual	Name of Affiliated Entity	Entity’s Business	Affiliation
Shawn D. Rochester	Good Steward LLC	Financial consulting and economic development advisory services	Chief Executive Officer

Robin D. Watkins	United Way of the National Capital Area	Economic advocacy, and related programs and services	Vice President of Finance and Accounting

Ronald D. Busby, Sr.	U.S. Black Chambers, Inc.	Economic advocacy and advisory services	President and Chief Executive Officer

Patrick F. Linehan	Steptoe & Johnson LLP	Legal services	Partner

Julianne Malveaux, Ph.D.	Cover Communications	Strategic communications and public affairs	Senior Advisor

Potential investors should also be aware of the following other potential conflicts of interest:

•        In the course of their other business activities, our officers and directors may become aware of investment and business opportunities that may be appropriate for presentation to us as well as the other entities with which they are affiliated. Our management may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

•        Our Sponsor, directors and officers agreed to waive their redemption rights with respect to any Founder Shares, Private Placement Warrants and any Public Shares held by them in connection with the consummation of our initial business combination. Additionally, our Sponsor, directors and officers agreed to waive their redemption rights with respect to any Founder Shares or Private Placement Warrants held by them if we fail to consummate our initial business combination on or prior to May 30, 2023. However, if our Sponsor, directors or officers acquire Public Shares in or after our Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if we fail to consummate an initial business combination on or prior to May 30, 2023. If we do not complete our initial business combination within such applicable time period, the proceeds of the sale of the Private Placement Warrants held in the Trust Account will be used to fund the redemption of our Public Shares. With certain limited exceptions, the Founder Shares are not transferable or assignable by our Sponsor (or any other permitted assigns, if any) until the earlier of: (x) one (1) year after the completion of our initial business combination or (y) the date on which we complete a liquidation, merger, stock exchange or other similar transaction that results in all of our stockholders having the right to exchange their shares of common stock for cash, securities or other property, and the Private Placement Warrants are not transferable or assignable until thirty (30) days after completion of our initial business combination. Since our Sponsor and officers and directors directly or indirectly own common stock, our officers and directors may have a conflict of interest in determining whether a particular target business is an appropriate business with which to complete our initial business combination.

•        The members of our Sponsor, which include all of our executive officers and directors, will be entitled to an allocation from the Sponsor of its Founder Shares and/or Private Placement Warrants following the successful completion of the Business Combination in accordance with the terms and subject to the conditions of the Sponsor’s operating agreement. In addition to being a member of our Sponsor, Mr. Rochester and Ms. Watkins serve as our Chief Executive Officer and Chief Financial Officer, respectively, and in such roles they participated in meetings between MEOA management, its representatives and advisors on the one hand, and Digerati’s management team and advisors, on the other hand, as described more fully under the section “Background to the Business Combination” in this proxy statement/prospectus. Mr. Rochester has agreed to serve on the board of directors of New Digerati following the consummation of the Business Combination.

•        Our officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors was included by a target business as a condition to any agreement with respect to our initial business combination.

•        Our Sponsor, officers or directors may have a conflict of interest with respect to evaluating a business combination and financing arrangements as we may obtain loans from our Sponsor or an affiliate of our Sponsor or any of our officers or directors to finance transaction costs in connection with an intended initial business combination. Up to $1,500,000 of such loans may be convertible into warrants at a price of $1.00 per warrant at the option of the lender. The warrants would be identical to the Private Placement Warrants, including as to exercise price, exercisability and exercise period.

•        Our Sponsor paid an aggregate of $25,000 for the Founder Shares, and such securities will have a significantly higher value at the time of the Business Combination, which if unrestricted and freely tradable would be valued at approximately $34.0 million (including shares subject to forfeiture under the terms of the Sponsor Letter Agreement), based on the closing price of shares of MEOA Class A Common Stock of $10.75 per share on March 29, 2023.

•        Concurrently with the closing of the Initial Public Offering, our Sponsor purchased 5,395,000 Private Placement Warrants, at a price of $1.00 per warrant in a private placement. The Private Placement Warrants are each exercisable commencing the later of 30 days following the Closing and 12 months from the closing of our Initial Public Offering, which occurred on August 30, 2021, for one share of MEOA Class A Common Stock at $11.50 per share. Our Sponsor agreed, in the Sponsor Letter Agreement, to forfeit 3,776,500 Private Placement Warrants upon the closing of the Business Combination. The Private Placement Warrants held by our Sponsor, after giving effect to the forfeiture of warrants pursuant to the Sponsor Letter Agreement, had an aggregate market value of approximately $80,925 based upon the closing price of $0.05 per Public Warrant on NASDAQ on March 29, 2023. Accordingly, applying the foregoing assumptions, and after giving effect to the forfeiture of warrants pursuant to the Sponsor Letter Agreement, the aggregate return on the Private Placement Warrants would be $0 (i.e., an amount equal to (i) the $80,925 aggregate market value of the Private Placement Warrants remaining after giving effect to the forfeiture of warrants pursuant to the Sponsor Letter Agreement minus (ii) the $5,395,000 aggregate purchase price of the Private Placement Warrants). If MEOA does not consummate a business combination transaction on or prior to May 30, 2023, then the proceeds from the sale of the Private Placement Warrants will be part of the liquidating distribution to the Public Stockholders and the Private Placement Warrants held by the Sponsor will be worthless.

•        The Sponsor, officers and directors collectively (including entities controlled by officers and directors) have made an aggregate average investment of $0.009 per Founder Share as of the consummation of the Initial Public Offering. As a result of the significantly lower investment per share of our Sponsor, officers and directors as compared with the investment per share of our Public Stockholders, a transaction that results in an increase in the value of the investment of our Sponsor, officers and directors may result in a decrease in the value of the investment of our Public Stockholders. Our Sponsor and its affiliates may earn a positive rate of return on their investment even if the New Digerati Common Stock trades below the price initially paid for the Units in the IPO and the Public Stockholders experience a negative rate of return following the completion of the Business Combination.

•        The Sponsor and MEOA’s officers and directors will lose their entire investment in MEOA if MEOA does not complete a business combination on or prior to May 30, 2023. Certain of them may continue to serve as officers and/or directors of MEOA after the Closing. As such, in the future they may receive any cash fees, stock options and/or stock awards that the Board determines to pay to its directors and/or officers. As of the date of this proxy statement/prospectus, it is contemplated that, out of the current officers and directors of MEOA, only Shawn D. Rochester, the President, CEO and Chairman of the Board of MEOA, will remain as an executive officer or director of New Digerati.

•        Following the Closing, the Sponsor (and its affiliates) would be entitled to the repayment of any Working Capital Loans, Extension Loans and other advances that have been made to MEOA and remain outstanding. As of the date of this proxy statement/prospectus, there are outstanding advances from the Sponsor and/or its affiliates, including Sphere 3D Corp., to us for Working Capital Loans and Extension Loans in the aggregate amount of $1,765,000. If MEOA does not complete an initial business combination within the required period, MEOA may use a portion of its working capital held outside the Trust Account to repay the aforementioned loans and advances, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans, Extension Loans and other advances.

•        Maxim served as Digerati’s sell-side advisor, and PGP and VCA served as MEOA’s buy-side advisor in the Business Combination, and in such capacities will be entitled to receive advisory fees upon completion of the Business Combination. Maxim also served as lead underwriter in MEOA’s Initial Public Offering, and in connection with the Business Combination, the cash held in the Trust Account after giving effect to any redemption of shares by the Public Stockholders, will be used in part to pay to Maxim its deferred underwriting commission from MEOA’s Initial Public Offering in an amount equal to the product of (i) $4,554,000 and (ii) one (1) minus the quotient resulting by dividing the percentage of redemptions of all Public Shares that were originally issued in the Initial Public Offering by two (2), the payment of which deferred underwriting commission shall be subordinate to the payments of up to $2,500,000 of Sponsor loans to MEOA and up to $2,500,000 of debt repayment to other parties. Because Maxim will only receive its deferred underwriting commission upon the consummation of MEOA’s initial business, and Maxim, PGP and VCA will only receive their respective advisory fees upon the consummation of the Business Combination, Maxim, PGP and VCA have an interest in the Business Combination being consummated. Such interest may have presented, and may in the future present, a conflict of interest.

The conflicts described above may not be resolved in our favor.

We are not prohibited from pursuing an initial business combination with a business combination target that is affiliated with our Sponsor, officers or directors or completing the business combination through a joint venture or other form of shared ownership with our Sponsor, officers or directors. We are not required to obtain such an opinion in any other context. Furthermore, in no event will our Sponsor or any of our existing officers or directors, or any of their respective affiliates, be paid by the company any finder’s fee, consulting fee or other compensation prior to, or for any services they render in order to effectuate, the completion of our initial business combination. Our office space and administrative and support services have been provided to us by our Sponsor for a monthly fee of $10,000, with such fees having been accrued beginning with the monthly period that began on February 26, 2022 through January 2023, and with such accrued fees having been paid in January 2023.

In the event that we submit our initial business combination to our Public Stockholders for a vote, our Sponsor agreed to vote any Founder Shares and Private Placement Warrants held by it and any Public Shares purchased during or after the offering in favor of our initial business combination and our officers and directors have also agreed to vote any Founder Shares and Private Placement Warrants held by them and any Public Shares purchased during or after the offering in favor of our initial business combination.

Regulatory Matters

HSR Matters

Under the HSR Act and the rules that have been promulgated thereunder by the U.S. Federal Trade Commission (“FTC”), certain transactions may not be consummated unless information has been furnished to the Antitrust Division of the Department of Justice (“Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. At any time before or after consummation of the Business Combination, notwithstanding the expiration or termination of the waiting period under the HSR Act, the applicable competition authorities in the United States or any other applicable jurisdiction could take such action under applicable antitrust laws as such authority deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Business Combination, conditionally approving the Business Combination upon divestiture of New Digerati’s assets, subjecting the completion of the Business Combination to regulatory conditions or seeking other remedies. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. MEOA cannot assure that the Antitrust Division, the FTC, any state attorney general, or any other government authority will not attempt to challenge the Business Combination on antitrust grounds, and, if such a challenge is made, MEOA cannot assure as to its result. Under the Business Combination Agreement, MEOA and Digerati are not obligated to agree to sell, license or dispose of any assets or businesses, or terminate or amend any existing relationships or enter into new relationships or contracts in order to obtain approval of the Business Combination by the FTC, the Antitrust Division or otherwise.

Federal Communications Commission Matters

Prior to the Closing of the Business Combination, Digerati plans to seek the approval of the FCC for transfer of Domestic 214 Authority in compliance with the FCC’s rules. The purpose of the filing, which is required by the rules and regulations of the FCC, is to allow the FCC to assess whether any service suspension, reduction or cancellation to end-user customers may result as a result of a change of control transaction, such as the Business Combination, and if such a result may arise, to approve the proposed change of control transaction. It is not anticipated that the Business Combination have any such impact to Digerati customers. Rather, it is anticipated that no Digerati customer will experience any service suspension, reduction or cancellation as a result of the Business Combination, and that services will continue to be provided through the applicable subsidiaries of Digerati without disruption. In its submission to the FCC, which was made on or about April 11, 2023, Digerati noted the nature of the Business Combination and the fact that Digerati does not anticipate any impact to its customers as a result of the Business Combination. Based on the foregoing, upon advice of counsel, Digerati believes it is likely that the FCC will either approve the Business Combination promptly following submission or simply record the request and advise that no further review or approval is necessary. It is anticipated that the FCC will respond to Digerati’s submission within three weeks following submission. Neither the filing for the review and approval of the FCC for the transfer of Domestic 214 Authority, nor the receipt of approval, is a condition to the Closing of the Business Combination.

General

Neither MEOA nor Digerati is aware of any material regulatory approvals or actions that are required for completion of the Business Combination. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any approvals or actions will be obtained.

Vote Required for Approval

The approval of the Business Combination Proposal requires the affirmative vote of the holders of a majority of the shares of MEOA Common Stock cast by the stockholders represented in person (which would include presence at a virtual or telephonic meeting) or by proxy and entitled to vote thereon at the Special Meeting, voting together as a single class.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE MEOA STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

PROPOSAL 2 — CHARTER AMENDMENT PROPOSAL

MEOA stockholders will be asked to approve the Proposed Charter in the form attached hereto as Exhibit D to the Business Combination Agreement, a copy of which is attached to the accompanying proxy statement/prospectus as Annex A-1, which, in the judgment of the MEOA Board, is necessary to adequately address the needs of New Digerati after the Closing of the Business Combination.

The following is a summary of the key changes effected by the Proposed Charter, but this summary is qualified in its entirety by reference to the full text of the Proposed Charter:

•        change the corporate name of New Digerati to “Verve Technologies Corporation”;

•        reclassify MEOA’s existing 100,000,000 authorized shares of Class A Common Stock into 100,000,000 authorized shares of common stock (after giving effect to the conversion of each outstanding share of Class B Common Stock to Class A Common Stock under the terms of the Current Charter);

•        divide the New Digerati board of directors into three classes with staggered three-year terms, rather than two classes with staggered two-year terms;

•        provide that the removal of any director be only for cause and only by the affirmative vote of holders of at least 66⅔% of New Digerati’s then outstanding shares entitled to vote at an election of directors, rather than a simple majority;

•        make New Digerati’s corporate existence perpetual as opposed to MEOA’s corporate existence, which is required to be dissolved and liquidated if MEOA does not complete an initial business combination on or prior to May 30, 2023, and to remove from the Proposed Charter the various provisions applicable only to blank check companies.

In the judgment of the Board, the Charter Amendment Proposal is desirable for the following reasons:

•        the change of New Digerati’s name is desirable to reflect the Business Combination with Digerati and the combined business going forward as well as to clearly identify New Digerati as a publicly traded entity;

•        upon the conversion of the Class B Common Stock and the elimination of the blank check provisions in the Current Charter, the MEOA Board has determined that there will no longer be a need to continue with multiple series of common stock, and therefore, the Proposed Charter eliminates the Class B Common Stock;

•        it is desirable to divide the New Digerati Board into three classes of directors with staggered terms of office to provide for continuity in the New Digerati Board. A classified board makes it more difficult for the stockholders to replace the New Digerati Board and for another party to obtain control of New Digerati by replacing members of the New Digerati Board. Because the New Digerati Board will have the power to retain and discharge New Digerati’s officers, this provision could also make it more difficult for existing stockholders or another party to effect a change in New Digerati’s management;

•        it is desirable to increase the voting threshold required to remove a director from the New Digerati Board, in order to help facilitate corporate governance stability by requiring broad stockholder consensus to remove directors, protect minority stockholder interests and enable the New Digerati Board to preserve and maximize value for all stockholders in the context of an opportunistic and unsolicited takeover attempt; and

•        it is desirable to delete the provisions that relate to the operation of MEOA as a blank check company prior to the consummation of its initial business combination because they would not be applicable after the Business Combination (such as the obligation to dissolve and liquidate if a business combination is not consummated within a certain period of time).

If the Business Combination Proposal is not approved, the Charter Amendment Proposal and the other Condition Precedent Proposals will not be presented at the Special Meeting. The Business Combination is conditioned upon the approval of the Charter Amendment Proposal and the other Condition Precedent Proposals (or the waiver thereof in accordance with the terms of the Business Combination Agreement). Notwithstanding the approval of the Charter

Amendment Proposal and the other Condition Precedent Proposals, if the Business Combination is not consummated for any reason, the actions contemplated by the Charter Amendment Proposal and the other Condition Precedent Proposals will not be effected. The MEOA Board will abandon the Charter Amendment Proposal and the other Condition Precedent Proposals in the event the Business Combination is not consummated.

A copy of the Proposed Charter, as will be in effect assuming approval of the Charter Amendment Proposal and upon consummation of the Business Combination and filing with the Secretary of State of the State of Delaware, is appended to this proxy statement/prospectus as Exhibit D to the Business Combination Agreement, a copy of which is attached to the accompanying proxy statement/prospectus as Annex A-1.

The Sponsor and certain affiliates of the Sponsor have agreed to vote in favor of the Business Combination Agreement and the transactions contemplated thereby, including the Charter Amendment Proposal. See “Related Agreements — Sponsor Letter Agreement” for more information.

Approval Requirement

The approval of the Charter Amendment Proposal requires the affirmative vote of the holders of sixty-five percent (65%) of the issued and outstanding shares of MEOA common stock as of the Record Date, voting together as a single class. Accordingly, a MEOA stockholder’s failure to vote by proxy or to vote in person telephonically at the MEOA Special Meeting or an abstention will have the same effect as a vote “AGAINST” the Charter Amendment Proposal.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT MEOA STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE CHARTER AMENDMENT PROPOSAL.

PROPOSAL 3 — THE ADVISORY CHARTER AMENDMENT PROPOSALS

In connection with the Business Combination, MEOA is asking its stockholders to vote upon, on a non-binding advisory basis, proposals to approve certain governance provisions contained in the Proposed Charter in the form attached hereto as Exhibit D to the Business Combination Agreement, a copy of which is attached to the accompanying proxy statement/prospectus as Annex A-1. This separate vote is not otherwise required by Delaware law separate and apart from the Charter Amendment Proposal but, pursuant to SEC guidance, MEOA is required to submit these provisions to its stockholders separately for approval, allowing stockholders the opportunity to present their separate views on important governance provisions. However, the stockholder votes regarding these proposals are advisory votes, and are not binding on MEOA or the Board (separate and apart from the approval of the Charter Amendment Proposal). In the judgment of the Board, these provisions are necessary to adequately address the needs of New Digerati. Furthermore, the Business Combination is not conditioned on the separate approval of the Advisory Charter Amendment Proposals (separate and apart from approval of the Charter Amendment Proposal).

MEOA stockholders will be asked to approve, on a non-binding advisory basis, the following material differences between the Proposed Charter and the Current Charter, which are being presented in accordance with the requirements of the SEC as five (5) separate sub-proposals (the “Advisory Charter Amendment Proposals”):

i.       Advisory Charter Proposal A — to change the corporate name of New Digerati to “Verve Technologies Corporation”;

ii.      Advisory Charter Proposal B — to reclassify MEOA’s existing 100,000,000 authorized shares of Class A Common Stock into 100,000,000 authorized shares of common stock (after giving effect to the conversion of each outstanding share of Class B Common Stock to Class A Common Stock under the terms of the Current Charter);

iii.     Advisory Charter Proposal C — to divide the New Digerati board of directors into three classes with staggered three-year terms, rather than two classes with staggered two-year terms;

iv.      Advisory Charter Proposal D — to provide that the removal of any director be only for cause and only by the affirmative vote of holders of at least 66⅔% of New Digerati’s then outstanding shares entitled to vote at an election of directors, rather than a simple majority; and

v.       Advisory Charter Proposal E — to make New Digerati’s corporate existence perpetual as opposed to MEOA’s corporate existence, which is required to be dissolved and liquidated if MEOA does not complete an initial business combination on or prior to May 30, 2023, and to remove from the Proposed Charter the various provisions applicable only to blank check companies.

Reasons for the Advisory Charter Amendments

In the judgment of the Board, the Charter Amendment Proposal is desirable for the following reasons:

•        the change of New Digerati’s name is desirable to reflect the Business Combination with Digerati and the combined business going forward as well as to clearly identify New Digerati as a publicly traded entity;

•        upon the conversion of the Class B Common Stock and the elimination of the blank check provisions in the Current Charter, the MEOA Board has determined that there will no longer be a need to continue with multiple series of common stock, and therefore, the Proposed Charter eliminates the Class B Common Stock;

•        it is desirable to divide the New Digerati Board into three classes of directors with staggered terms of office to provide for continuity in the New Digerati Board. A classified board makes it more difficult for the stockholders to replace the New Digerati Board and for another party to obtain control of New Digerati by replacing members of the New Digerati Board. Because the New Digerati Board will have the power to retain and discharge New Digerati’s officers, this provision could also make it more difficult for existing stockholders or another party to effect a change in New Digerati’s management;

•        it is desirable to increase the voting threshold required to remove a director from the New Digerati Board, in order to help facilitate corporate governance stability by requiring broad stockholder consensus to remove directors, protect minority stockholder interests and enable the New Digerati Board to preserve and maximize value for all stockholders in the context of an opportunistic and unsolicited takeover attempt; and

•        it is desirable to delete the provisions that relate to the operation of MEOA as a blank check company prior to the consummation of its initial business combination because they would not be applicable after the Business Combination (such as the obligation to dissolve and liquidate if a business combination is not consummated within a certain period of time).

If the Business Combination Proposal is not approved, the Advisory Charter Amendment Proposals will not be presented at the Special Meeting. The Business Combination is conditioned upon the approval of the Advisory Charter Amendment Proposals and the other Condition Precedent Proposals (or the waiver thereof in accordance with the terms of the Business Combination Agreement). Notwithstanding the approval of the Advisory Charter Amendment Proposals and the other Condition Precedent Proposals, if the Business Combination is not consummated for any reason, the actions contemplated by the Advisory Charter Amendment Proposals and the other Condition Precedent Proposals will not be effected. The MEOA Board will abandon the Advisory Charter Amendment Proposals and the other Condition Precedent Proposals in the event the Business Combination is not consummated.

Approval Requirement

The approval of each of the Advisory Charter Amendment Proposals requires the affirmative vote of the holders of a majority of the shares of MEOA Common Stock cast by the stockholders represented in person (which would include presence at a virtual or telephonic meeting) or by proxy and entitled to vote thereon at the Special Meeting, voting together as a single class.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT MEOA STOCKHOLDERS VOTE “FOR” THE APPROVAL OF EACH OF THE ADVISORY CHARTER AMENDMENT PROPOSALS.

PROPOSAL 4 — NASDAQ STOCK ISSUANCE PROPOSAL

Overview

We are proposing the Nasdaq Stock Issuance Proposal in order to comply with Nasdaq Listing Rules 5635(a), (b), and (d), as applicable. Under Nasdaq Listing Rule 5635(a), stockholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (A) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of common stock (or securities convertible into or exercisable for common stock); or (B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of Common Stock outstanding before the issuance of the stock or securities. Under Nasdaq Listing Rule 5635(b), stockholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control. Under Nasdaq Listing Rule 5635(d), stockholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the lower of (i) the closing price immediately preceding the signing of the binding agreement or (ii) the average closing price of the common stock for the five trading days immediately preceding the signing of the binding agreement, if the number of shares of common stock (or securities convertible into or exercisable for common stock) to be issued equals to 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance.

Pursuant to the Business Combination Agreement, we will issue to the Digerati stockholders as consideration in the Business Combination up to 7,108,081 shares of New Digerati Common Stock.

Accordingly, the aggregate number of shares of New Digerati Common Stock that we will issue in connection with the Business Combination will exceed 20% of both the voting power and the shares of MEOA Common Stock outstanding before such issuance and may result in a change of control of the registrant under Nasdaq Listing Rule 5635. For these reasons, MEOA is seeking the approval of MEOA stockholders for the issuance of shares of New Digerati Common Stock (and securities convertible into or exercisable for Common Stock) in connection with the Business Combination.

If the Business Combination Proposal is not approved, the Nasdaq Stock Issuance Proposal and the other Condition Precedent Proposals will not be presented at the Special Meeting. The Business Combination is conditioned upon the approval of the Nasdaq Stock Issuance Proposal and the other Condition Precedent Proposals (or the waiver thereof in accordance with the terms of the Business Combination Agreement). Notwithstanding the approval of the Nasdaq Stock Issuance Proposal and the other Condition Precedent Proposals, if the Business Combination is not consummated for any reason, the actions contemplated by the Nasdaq Stock Issuance Proposal and the other Condition Precedent Proposals will not be effected. The MEOA Board will abandon the Nasdaq Stock Issuance Proposal and the other Condition Precedent Proposals in the event the Business Combination is not consummated.

Approval Requirement

The approval of the Nasdaq Stock Issuance Proposal will require the affirmative vote of the holders of a majority of the outstanding shares of MEOA Common Stock present (which would include presence at a virtual or telephonic meeting) or represented by proxy and entitled to vote at the meeting.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT MEOA STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE NASDAQ STOCK ISSUANCE PROPOSAL.

PROPOSAL 5 — DIRECTOR ELECTION PROPOSAL

Election of Directors

At the Special Meeting, it is proposed that seven (7) directors will be elected to be the directors of New Digerati upon consummation of the Business Combination. New Digerati’s board of directors will be reclassified following the Closing. The term of office of the Class I directors will expire at the first annual meeting of stockholders following the initial reclassification of the board of directors and Class I directors will be elected for a full term of three (3) years. At the second annual meeting of stockholders following such initial reclassification, the term of office of the Class II directors will expire and Class II directors will be elected for a full term of three (3) years. At the third annual meeting of stockholders following such initial reclassification, the term of office of the Class III directors will expire and Class III directors will be elected for a full term of three (3) years. At each succeeding annual meeting of stockholders, directors will be elected for a full term of three (3) years to succeed the directors of the class whose terms expire at such annual meeting. Subject to any limitations imposed by applicable law and subject to the special rights of the holders of any series of preferred stock to elect directors, any vacancy occurring in New Digerati for any reason, and any newly created directorship resulting from any increase in the authorized number of directors, will, unless (a) New Digerati’s board of directors determines by resolution that any such vacancies or newly created directorships will be filled by the stockholders or (b) as otherwise provided by law, be filled only by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, and not by the stockholders.

It is proposed that the Company’s board of directors consist of the following directors:

•        Class I directors: R. Greg Smith, Ernest Cunningham and Scott Crist;

•        Class II directors: Craig K. Clement and Maxwell A. Polinsky; and

•        Class III director: Arthur L. Smith and Shawn D. Rochester.

Information regarding each nominee is set forth in the section entitled “Management of New Digerati Following the Business Combination.”

If the Business Combination Proposal is not approved, the Director Election Proposal and the other Condition Precedent Proposals will not be presented at the Special Meeting. The Business Combination is conditioned upon the approval of the Director Election Proposal and the other Condition Precedent Proposals (or the waiver thereof in accordance with the terms of the Business Combination Agreement). Notwithstanding the approval of the Director Election Proposal and the other Condition Precedent Proposals, if the Business Combination is not consummated for any reason, the actions contemplated by the Director Election Proposal and the other Condition Precedent Proposals will not be effected. The MEOA Board will abandon the Director Election Proposal and the other Condition Precedent Proposals in the event the Business Combination is not consummated.

Approval Requirement

Under Delaware law, the election of directors requires a plurality vote of the common stock present in person (which would include presence at a virtual or telephonic meeting) or represented by proxy and entitled to vote at the Special Meeting. “Plurality” means that the individuals who receive the largest number of votes cast “FOR” are elected as directors. Consequently, any shares not voted “FOR” a particular nominee (whether as a result of an abstention, a direction to withhold authority or a broker non-vote) will not be counted in the nominee’s favor.

Unless authority is withheld or the shares are subject to a broker non-vote, the proxies solicited by the Board will be voted “FOR” the election of these nominees. In case any of the nominees becomes unavailable for election to the Board, an event that is not anticipated, the persons named as proxies, or their substitutes, will have full discretion and authority to vote or refrain from voting for any other candidate in accordance with their judgment.

Following consummation of the Business Combination, the election of directors of New Digerati will be governed by New Digerati’s Proposed Charter and Proposed Bylaws and the laws of the State of Delaware.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT MEOA STOCKHOLDERS VOTE “FOR” EACH OF THE NOMINEES LISTED IN THIS PROXY STATEMENT/PROSPECTUS.

PROPOSAL 6 — EQUITY INCENTIVE PLAN PROPOSAL

Overview

The following is a summary description of the Equity Incentive Plan adopted by MEOA in connection with the Business Combination. This summary is not a complete statement of the Equity Incentive Plan and is qualified in its entirety by reference to the complete text of the Equity Incentive Plan, a copy of which is attached as an exhibit to this proxy statement/prospectus. MEOA stockholders should refer to the Equity Incentive Plan for more complete and detailed information about the terms and conditions of the Equity Incentive Plan. In the event of a conflict between the information in this description and the terms of the Equity Incentive Plan, the Equity Incentive Plan will control. Unless the context otherwise requires, references in this summary description to “we”, “us” and “our” generally refer to MEOA in the present tense or New Digerati from and after the Business Combination.

The purpose of the Equity Incentive Plan is to encourage and enable the officers, employees, non-employee directors and consultants of New Digerati and its affiliates to acquire a proprietary interest in New Digerati, which will assure a closer identification of their interests with those of New Digerati and its stockholders, thereby stimulating their efforts on New Digerati’s behalf and strengthening their desire to remain with New Digerati.

Approval of the Equity Incentive Plan by MEOA stockholders is required, among other things, in order to: (i) comply with Nasdaq listing rules requiring stockholder approval of equity compensation plans and (ii) allow the grant of incentive stock options to participants in the Equity Incentive Plan.

If this Equity Incentive Plan Proposal is approved by MEOA stockholders, the Equity Incentive Plan will become effective on the later of the date on which it is approved by the MEOA stockholders and the Closing of the Business Combination. While New Digerati will assume outstanding equity awards under the Digerati Technologies, Inc. 2015 Equity Compensation Plan following the Closing, no further grants will be made under such plans. Approval of the Equity Incentive Plan by MEOA stockholders will allow New Digerati to grant stock options, restricted stock unit awards and other awards at levels determined appropriate by the New Digerati Board or compensation committee following the closing of the Business Combination. The Equity Incentive Plan will also allow New Digerati to utilize a broad array of equity incentives and performance-based cash incentives in order to secure and retain the services of its employees, directors and consultants, and to provide long-term incentives that align the interests of its employees, directors and consultants with the interests of its stockholders following the closing of the Business Combination.

New Digerati’s employee equity compensation program, as implemented under the Equity Incentive Plan, will allow New Digerati to remain competitive with comparable companies in its industry by giving it the resources to attract and retain talented individuals to achieve its business objectives and build stockholder value. Approval of the Equity Incentive Plan will provide New Digerati with the flexibility it needs to use equity compensation and other incentive awards to attract, retain and motivate talented employees, directors and consultants who are important to New Digerati’s long-term growth and success.

Summary of Material Features of the Equity Incentive Plan

The following is a summary of the material features of the Equity Incentive Plan. This summary does not purport to be complete and is subject to, and is qualified in its entirety by the full text of the Equity Incentive Plan, a copy of which is attached to this proxy statement/prospectus.

Purpose

The purpose of the Equity Incentive Plan is to enable New Digerati to attract, retain and provide incentives to key management employees and non-employee directors of, and non-employee consultants to, New Digerati and its affiliates, and to align the interests of such employees, non-employee directors and non-employee consultants with those of the stockholders of New Digerati.

Eligibility

Persons eligible to participate in the Equity Incentive Plan will be officers, employees, non-employee directors and consultants of New Digerati and its subsidiaries as selected from time to time by the plan administrator in its discretion.

Administration

The Equity Incentive Plan will be administered initially by the compensation committee of the Board, which will have full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, the number of shares to be covered by awards, the specific terms and conditions of each award, and the circumstances under which awards may be canceled, forfeited or suspended, subject to the provisions of the Equity Incentive Plan. To the extent permitted by applicable law, the plan administrator may also delegate to one or more officers of New Digerati the authority to grant awards to individuals who are not subject to the reporting and other provisions of Section 16 of the Exchange Act.

Share Reserve

Subject to the adjustment provisions contained in the Equity Incentive Plan, the number of shares of New Digerati Common Stock subject to awards that may initially be granted under the Equity Incentive Plan shall not exceed the sum of (i) one million six hundred thousand (1,600,000) plus (ii) an annual increase on the first day of each calendar year beginning January 1, 2023 and ending on and including January 1, 2031 equal to the lesser of (A) five percent (5%) of the shares of New Digerati Common Stock outstanding on the final day of the immediately preceding calendar year, and (B) such smaller number of shares of New Digerati Common Stock as determined by the Board.

Annual Limitation on Awards to Non-Employee Directors

The Equity Incentive Plan limits non-employee director compensation, including cash fees and incentive equity awards (based on their grant-date fair value), to a maximum of $250,000.

Types of Awards

The Equity Incentive Plan provides for the grant of distribution equivalent rights, incentive share options, non-qualified share options, restricted share awards, restricted share unit awards, share appreciation rights, and unrestricted share awards (collectively, “awards”).

Stock Options.    A stock option is a contractual right to purchase shares at a future date at a specified exercise price. The Equity Incentive Plan permits the granting of both options to purchase New Digerati Common Stock to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify.

Options granted under the Equity Incentive Plan will be nonqualified options if they fail to qualify as incentive stock options or exceed the annual limit on incentive stock options. Incentive stock options may only be granted to employees of New Digerati and its subsidiaries. Nonqualified options may be granted to any persons eligible to receive awards under the Equity Incentive Plan.

The option exercise price of each option will be determined by the plan administrator but generally may not be less than 100% of the fair market value of New Digerati Common Stock on the date of grant or, in the case of an incentive stock option granted to a ten percent stockholder, 110% of such share’s fair market value. The term of each option will be fixed by the plan administrator and may not exceed ten years from the date of grant (or five years for an incentive stock option granted to a ten percent stockholder). The plan administrator will determine at what time or times each option may be exercised, including the ability to accelerate the vesting of such options.

Upon exercise of options, the option exercise price must be paid in full either in cash, check or cash equivalent, or by delivery (or attestation to the ownership) of shares of New Digerati Common Stock that are beneficially owned by the optionee free of restrictions or were purchased in the open market. Subject to applicable law, the exercise price may also be made by means of a broker-assisted cashless exercise.

Share Appreciation Rights.    Stock appreciation rights entitle the recipient to shares of New Digerati Common Stock or cash, equal to the value of the appreciation in the stock price of the New Digerati Common Stock over the exercise price. The exercise price generally may not be less than 100% of the fair market value of New Digerati Common Stock on the date of grant. The term of each share appreciation right will be fixed by the plan administrator and may not exceed ten years from the date of grant. The plan administrator will determine at what time or times each share appreciation right may be exercised, including the ability to accelerate the vesting of such stock appreciation rights.

Restricted Share.    A restricted share award is an award of New Digerati Common Stock that is subject to restrictions on transfer and a substantial risk of forfeiture established by the plan administrator. Unless otherwise provided in the applicable award agreement, a participant generally will not have the rights and privileges of a stockholder as to such restricted shares, including without limitation the right to vote such restricted shares and the right to receive dividends, if applicable.

Restricted Share Units.    A restricted share unit is a right to receive New Digerati Common Stock at a future date in accordance with the terms of such grant upon the attainment of certain conditions specified by the plan administrator. Restrictions or conditions could include, but are not limited to, the attainment of performance goals, continuous service with New Digerati or its subsidiaries, the passage of time or other restrictions or conditions. The value of the restricted share units shall be paid in cash.

Other Stock-Based Awards.    Other stock-based awards may be granted either alone, in addition to, or in tandem with, other awards granted under the Equity Incentive Plan and/or cash awards made outside of the Equity Incentive Plan.

Tax Withholding

Participants in the Equity Incentive Plan are responsible for the payment of any federal, state, or local taxes that New Digerati or its subsidiaries are required by law to withhold upon the exercise of options or share appreciation rights or vesting of other awards. The plan administrator may cause any tax withholding obligation of New Digerati or its subsidiaries to be satisfied, in whole or in part, by the applicable entity withholding from shares of New Digerati Common Stock to be issued pursuant to an award a number of shares with an aggregate fair market value that would satisfy the withholding amount due.

Equitable Adjustments

In the event of a merger, consolidation, recapitalization, stock split, reverse stock split, reorganization, split-up, spin-off, combination, repurchase or other change in corporate structure affecting shares of New Digerati Common Stock, the maximum number and kind of shares reserved for issuance or with respect to which awards may be granted under the Equity Incentive Plan will be adjusted to reflect such event, and the plan administrator will make such adjustments as it deems appropriate and equitable in the number, kind, and exercise price of shares of New Digerati Common Stock covered by outstanding awards made under the Equity Incentive Plan.

Change in Control

In the event of any proposed change in control (as defined in the Equity Incentive Plan), the plan administrator will take any action as it deems appropriate, which action may include, without limitation, the following: (i) the substitution or replacement by the surviving corporation or its parent or subsidiary of equivalent awards; (ii) accelerated vesting of the award, with all performance objectives and other vesting criteria deemed achieved at targeted levels, and a limited period during which to exercise the award prior to closing of the change in control, or (iii) settlement of any award for the change in control price (less, to the extent applicable, any per share exercise price).

Transferability

Unless determined otherwise by the plan administrator, an award may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner, except to a participant’s estate or legal representative, and may be exercised, during the lifetime of the participant, only by the participant. If the plan administrator makes an award transferable, such award will contain such additional terms and conditions as the plan administrator deems appropriate.

Prohibition on Repricing

Subject to the adjustment and change in control provisions described above, the plan administrator may not directly or indirectly, through cancellation or re-grant or any other method, reduce, or have the effect of reducing, the exercise or hurdle price of any award established at the time of grant without approval of our stockholders.

Term

The Equity Incentive Plan will become effective on the later of the date on which it is approved by our stockholders and the Closing of the Business Combination and, unless terminated, the Equity Incentive Plan will continue in effect for a term of ten years.

Amendment and Termination

The Board may amend or terminate the Equity Incentive Plan at any time. Any such termination will not affect outstanding awards. No amendment, alteration, suspension, or termination of the Equity Incentive Plan will materially impair the rights of any participant, unless mutually agreed otherwise between the participant and New Digerati. Approval of the stockholders shall be required for any amendment, where required by applicable law, as well as (i) to increase the number of shares available for issuance under the Equity Incentive Plan and (ii) to change the persons or class of persons eligible to receive awards under the Equity Incentive Plan.

Form S-8

Following the consummation of the Business Combination, when permitted by SEC rules, we intend to file with the SEC a Registration Statement on Form S-8 covering the common stock issuable under the Equity Incentive Plan.

U.S. Federal Income Tax Consequences

The following is a summary of the principal U.S. federal income tax consequences of certain transactions under the Equity Incentive Plan. No awards will be issued under the Equity Incentive Plan prior to the date of Closing. This summary is not intended to be exhaustive and does not discuss the income tax laws of any local, state or foreign jurisdiction in which a participant may reside and/or provide services. The information is based upon current U.S. federal income tax rules and therefore is subject to change when those rules change. Because the tax consequences to any participant may depend on his or her particular situation, each participant should consult the participant’s tax adviser regarding the federal, state, local and other tax consequences of the grant or exercise of an award or the disposition of stock acquired the Equity Incentive Plan. The Equity Incentive Plan is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended. New Digerati’s ability to realize the benefit of any tax deductions described below depends on New Digerati’s generation of taxable income as well as the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of New Digerati’s tax reporting obligations.

Incentive Stock Options.    No taxable income is generally realized by the optionee upon the grant or exercise of an incentive stock option. If shares of common stock issued to an optionee pursuant to the exercise of an incentive stock option are sold or transferred after two years from the date of grant and after one year from the date of exercise, then generally (i) upon sale of such shares, any amount realized in excess of the option exercise price (the amount paid for the shares) will be taxed to the optionee as a long-term capital gain, and any loss sustained will be a long-term capital loss, and (ii) New Digerati will not be entitled to any deduction for federal income tax purposes; provided that such incentive stock option otherwise meets all of the technical requirements of an incentive stock option. The exercise of an incentive stock option will give rise to an item of tax preference that may result in alternative minimum tax liability for the optionee.

If shares of common stock acquired upon the exercise of an incentive stock option are disposed of prior to the expiration of the two-year and one-year holding periods described above (a “disqualifying disposition”), generally (i) the optionee will realize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of the shares of common stock at exercise (or, if less, the amount realized on a sale of such shares of common stock) over the exercise price thereof, and (ii) we will be entitled to deduct such amount. Special rules will apply where all or a portion of the exercise price of the incentive stock option is paid by tendering shares of common stock.

If an incentive stock option is exercised at a time when it no longer qualifies for the tax treatment described above, the option is treated as a non-qualified option. Generally, an incentive stock option will not be eligible for the tax treatment described above if it is exercised more than three months following termination of employment (or one year in the case of termination of employment by reason of disability). In the case of termination of employment by reason of death, the three-month rule does not apply.

Non-Qualified Options.    No income is generally realized by the optionee at the time a non-qualified option is granted. Generally (i) at exercise, ordinary income is realized by the optionee in an amount equal to the difference between the option exercise price and the fair market value of the shares of common stock on the date of exercise, and we receive a tax deduction for the same amount, and (ii) at disposition of the shares, any appreciation or depreciation after the date of exercise is treated as either short-term or long-term capital gain or loss depending on how long the shares of common stock have been held. Special rules will apply where all or a portion of the exercise price of the non-qualified option is paid by tendering shares of common stock. Upon exercise, the optionee will also be subject to Social Security taxes on the excess of the fair market value over the exercise price of the option.

Stock Appreciation Rights.    The grant of a stock appreciation right will generally not result in taxable income to the grantee. Upon exercise of a stock appreciation right, the cash or fair market value of our common stock received will be taxable to the grantee as ordinary income and New Digerati will be entitled to a corresponding deduction. Gains and losses realized by the grantee upon disposition of any such shares will be treated as capital gains and losses, with the basis in such shares equal to the fair market value of the shares at the time of exercise.

Restricted Stock.    The grant of restricted stock will generally not result in taxable income at the time of grant and New Digerati will not be entitled to a corresponding deduction, assuming that the restrictions constitute a “substantial risk of forfeiture” for federal income tax purposes. Upon the vesting of shares of restricted stock, the holder will realize ordinary income in an amount equal to the then fair market value of those shares, and New Digerati will be entitled to a corresponding deduction. Gains or losses realized by the grantee upon disposition of such shares will be treated as capital gains and losses, with the basis in such shares equal to the fair market value of the shares at the time of vesting. Dividends paid to the holder while the shares are unvested, if so provided, will also be compensation income to the grantee and New Digerati will be entitled to a corresponding deduction. A grantee may elect pursuant to Section 83(b) of the Internal Revenue Code to have income recognized at the date of grant of a restricted stock award and to have the applicable capital gain holding period commence as of that date, and New Digerati will be entitled to a corresponding deduction.

Restricted Stock Units.    The grant of a restricted stock unit will generally not result in taxable income at the time of grant and New Digerati will not be entitled to a corresponding deduction. Upon the settlement of the restricted stock unit, the holder will realize ordinary income in an amount equal to the then fair market value of the shares received, and New Digerati will be entitled to a corresponding deduction. Gains or losses realized by the grantee upon disposition of such shares will be treated as capital gains and losses, with the basis in such shares equal to the fair market value of the shares at the time of settlement, when issued to the grantee.

Unrestricted Stock.    The grant of unrestricted stock will result in the ordinary income for the recipient at the time of grant in an amount equal to the then fair market value of those shares, and New Digerati will be entitled to a corresponding deduction. Gains or losses realized by the grantee upon the subsequent disposition of such shares will be treated as capital gains and losses, with the basis in such shares equal to the fair market value of the shares at the time of grant.

Dividend Equivalent Rights.    The grant of dividend equivalent rights will generally not result in income to the recipient or in a tax deduction to New Digerati. When any amount is paid or distributed to a recipient in respect of a dividend equivalent right, the recipient will recognize ordinary income equal to the fair market value of any property distributed and/or the amount of any cash distributed, and New Digerati will be entitled to a corresponding deduction.

Parachute Payments.    The vesting of any portion of an award that is accelerated due to the occurrence of a change in control (such as a Sale Event, as defined in the Equity Incentive Plan) may cause all or a portion of the payments with respect to such accelerated awards to be treated as “parachute payments” as defined in the Code. Any such parachute payments may be non-deductible to New Digerati, in whole or in part, and may subject the recipient to a non-deductible 20% federal excise tax on all or a portion of such payment (in addition to other taxes ordinarily payable).

Section 162(m) of the Code.    Section 162(m) of the Code denies a deduction to any publicly held corporation for compensation paid to certain “covered employees” in a taxable year to the extent that compensation to such covered employee exceeds $1,000,000. It is possible that compensation attributable to awards under the Equity Incentive Plan, whether alone or combined with other types of compensation received by a covered employee from us, may cause this limitation to be exceeded in any particular year.

Section 409A of the Code.    Section 409A of the Code imposes complex rules on nonqualified deferred compensation arrangements, including requirements with respect to elections to defer compensation and the timing of payment of deferred amounts. Depending on how they are structured, certain equity-based awards may be subject to Section 409A of the Code, while others may be exempt. If an award is subject to Section 409A of the Code and a violation occurs, the compensation is includible in income when no longer subject to a substantial risk of forfeiture and the participant may be subject to a 20% penalty tax and, in some cases, interest penalties. The Equity Incentive Plan and awards granted under the Equity Incentive Plan are intended to be exempt from or to conform to the requirements of Section 409A of the Code.

New Plan Benefits

No awards have been previously granted under the Equity Incentive Plan and no awards have been granted under the Equity Incentive Plan subject to stockholder approval of the Equity Incentive Plan. The awards that are to be granted to any participant or group of participants are indeterminable at the date of this proxy statement/prospectus because participation and the types of awards that may be granted under the Equity Incentive Plan are subject to the discretion of the administrator. Consequently, no new plan benefits table is included in this proxy statement/prospectus.

Equity Compensation Plan Information

If the Business Combination Proposal is not approved, the Equity Incentive Plan Proposal and the other Condition Precedent Proposals will not be presented at the Special Meeting. The Business Combination is conditioned upon the approval of the Equity Incentive Plan Proposal and the other Condition Precedent Proposals (or the waiver thereof in accordance with the terms of the Business Combination Agreement). Notwithstanding the approval of the Equity Incentive Plan Proposal and the other Condition Precedent Proposals, if the Business Combination is not consummated for any reason, the actions contemplated by the Equity Incentive Plan Proposal and the other Condition Precedent Proposals will not be effected. The MEOA Board will abandon the Equity Incentive Plan Proposal and the other Condition Precedent Proposals in the event the Business Combination is not consummated.

Approval Requirement

The approval of the Equity Incentive Plan Proposal requires the affirmative vote of a majority of the votes cast by the stockholders represented in person (which would include presence at a virtual or telephonic meeting) or by proxy and entitled to vote thereon at the Special Meeting, voting together as a single class, assuming that a quorum is present.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT MEOA STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE EQUITY INCENTIVE PLAN PROPOSAL.

PROPOSAL 7 — NTA PROPOSAL

General

As discussed elsewhere in this proxy statement/prospectus, MEOA is asking its stockholders to approve the NTA Proposal. The NTA Proposal is conditioned upon the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, then the NTA Proposal will have no effect, even if approved by MEOA’s stockholders. If the NTA Proposal and the Business Combination Proposal are approved at the Special Meeting, the following amendments will be made to the Current Charter, which shall be effective, if adopted and implemented by MEOA, prior to the consummation of the proposed Business Combination:

(a)     Section 9.2(a) of the Current Charter shall be deleted in its entirety and replaced with the following language: “Prior to the consummation of the initial Business Combination, the Corporation shall provide all holders of Offering Shares with the opportunity to have their Offering Shares redeemed upon the consummation of the initial Business Combination pursuant to, and subject to the limitations of, Sections 9.2(b) and 9.2(c) (such rights of such holders to have their Offering Shares redeemed pursuant to such Sections, the “Redemption Rights”) hereof for cash equal to the applicable redemption price per share determined in accordance with Section 9.2(b) hereof (the “Redemption Price”). Notwithstanding anything to the contrary contained in this Amended and Restated Certificate, there shall be no Redemption Rights or liquidating distributions with respect to any warrant issued pursuant to the Offering.”

(b)    Section 9.2(e) of the Current Charter shall be deleted in its entirety and replaced with the following language: “If the Corporation offers to redeem the Offering Shares in conjunction with a stockholder vote on an initial Business Combination, the Corporation shall consummate the proposed initial Business Combination only if such initial Business Combination is approved by the affirmative vote of the holders of a majority of the shares of the Common Stock that are voted at a stockholder meeting held to consider such initial Business Combination.”

(c)     The following language shall be removed from Section 9.7 of the Current Charter: “provided, however, that any such amendment will be voided, and this Article IX will remain unchanged, if any stockholders who wish to redeem are unable to redeem due to the Redemption Limitation.”

Reasons for the Amendments

MEOA stockholders are being asked to adopt the proposed amendments to the Current Charter prior to the Closing, which, in the judgment of the MEOA Board, may facilitate the consummation of the Business Combination. The Current Charter limits MEOA’s ability to consummate an initial business combination, or to redeem shares of MEOA’s Class A Common Stock in connection with an initial business combination, if it would cause MEOA to have less than $5,000,001 in net tangible assets. The purpose of such limitation was initially to ensure that the MEOA Class A Common Stock is not deemed to be a “penny stock” pursuant to Rule 3a51-1 under the Exchange Act. Because the MEOA Class A Common Stock and the New Digerati common stock would not be deemed to be a “penny stock”, MEOA is presenting the NTA Proposal to facilitate the consummation of the Business Combination. If the NTA Proposal is not approved and there are significant requests for redemption such that MEOA’s net tangible assets would be less than $5,000,001 upon the consummation of the Business Combination, the Current Charter would prevent MEOA from being able to consummate the Business Combination even if all other conditions to Closing are met. If the Business Combination is consummated, then the Current Charter, as amended by the NTA Amendments, will be replaced in its entirety by the Proposed Charter upon the Closing of the Business Combination and all of the references in this proxy statement/prospectus to the “Current Charter” shall be deemed to mean the Current Charter as amended by the amendments contained in this NTA Proposal.

Resolution

The full text of the resolution to be voted upon is as follows:

RESOLVED, that the following amendments to the Current Charter shall be adopted:

(a)     Section 9.2(a) of the Current Charter shall be deleted in its entirety and replaced with the following language: “Prior to the consummation of the initial Business Combination, the Corporation shall provide all holders of Offering Shares with the opportunity to have their Offering Shares redeemed upon the consummation of the initial Business Combination pursuant to, and subject to the limitations of, Sections 9.2(b) and 9.2(c) (such rights of such holders to have their Offering Shares redeemed pursuant to such Sections, the “Redemption Rights”) hereof for cash equal to the applicable redemption price per share determined in accordance with Section 9.2(b) hereof (the “Redemption Price”). Notwithstanding anything to the contrary contained in this Amended and Restated Certificate, there shall be no Redemption Rights or liquidating distributions with respect to any warrant issued pursuant to the Offering.”

(b)    Section 9.2(e) of the Current Charter shall be deleted in its entirety and replaced with the following language: “If the Corporation offers to redeem the Offering Shares in conjunction with a stockholder vote on an initial Business Combination, the Corporation shall consummate the proposed initial Business Combination only if such initial Business Combination is approved by the affirmative vote of the holders of a majority of the shares of the Common Stock that are voted at a stockholder meeting held to consider such initial Business Combination.”

(c)     The following language shall be removed from Section 9.7 of the Current Charter: “provided, however, that any such amendment will be voided, and this Article IX will remain unchanged, if any stockholders who wish to redeem are unable to redeem due to the Redemption Limitation.”

Vote Required for Approval

The approval of the NTA Proposal requires the affirmative vote of the holders of sixty-five percent (65%) of the issued and outstanding shares of MEOA common stock as of the Record Date. Accordingly, a MEOA stockholder’s failure to vote by proxy or to vote in person telephonically at the MEOA Special Meeting or an abstention will have the same effect as a vote “AGAINST” the NTA Proposal.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT MEOA STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE NTA PROPOSAL.

PROPOSAL 8 — ADJOURNMENT PROPOSAL

The Adjournment Proposal allows the Board to submit a proposal to approve, the adjournment of the Special Meeting to a later date or dates (i) to the extent necessary to ensure that any required supplement or amendment to the accompanying proxy statement/prospectus is provided to MEOA stockholders or, if as of the time for which the Special Meeting is scheduled, there are insufficient shares of MEOA Common Stock (either in person or by proxy) to constitute a quorum necessary to conduct business at the Special Meeting, (ii) in order to solicit additional proxies from MEOA stockholders in favor of one or more of the proposals at the Special Meeting or (iii) the Board determines that one or more of the Closing conditions under the Business Combination Agreement is not satisfied or waived. In addition, MEOA’S directors and officers have interests in the Business Combination that may conflict with your interest as a stockholder. See “Business Combination Proposal — Interests of MEOA’s Directors and Executive Officers in the Business Combination.”

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by MEOA’s stockholders, the Board may not be able to adjourn the Special Meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal or any other proposal.

Vote Required for Approval

The approval of the Adjournment Proposal requires the affirmative vote of holders of a majority of the shares of MEOA Common Stock represented in person (which would include presence at a virtual or telephonic meeting) or by proxy and entitled to vote thereon at the Special Meeting, voting together as a single class. Broker non-votes and abstentions will have no effect with respect to the approval of this proposal.

The Adjournment Proposal is not conditioned on any other proposal.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT MEOA STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

Material U.S. Federal Income Tax Considerations of the Redemption and Business Combination to MEOA Equityholders

The following discussion is a summary of the material U.S. federal income tax considerations of (i) the exercise of redemption rights applicable to U.S. Holders and Non-U.S. Holders (each as defined below) that elect to have MEOR Common Stock redeemed for cash and (ii) exchanging MEOA Common Stock for New Digerati Common Stock pursuant to the Business Combination.

This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated by the U.S. Treasury Department thereunder (whether final, temporary or proposed), current administrative rulings, interpretations and practices of the IRS, and judicial decisions, all as in effect as of the date hereof and all of which are subject to differing interpretations or change, possibly with retroactive effect. We have not sought, and do not intend to seek, a ruling from the IRS as to any U.S. federal income tax consequences of an exercise of redemption rights, the Business Combination or any other related matter. Thus, no assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax considerations described below.

This summary is limited to considerations relevant to holders that hold our common stock as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is a summary only and does not discuss all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their individual circumstances, and accordingly, is not intended to be and should not be construed as, tax advice. In particular, this summary does not address the U.S. federal income tax consequences to holders subject to special treatment under the U.S. tax laws, including banks or other financial institutions, underwriters, insurance companies, mutual funds, qualified retirement plans, individual retirement accounts or other tax-deferred accounts, pension plans, subchapter S corporations, partnerships or other entities classified as partnerships or pass-through entities for U.S. federal income tax purposes and investors in such entities, broker-dealers, traders in securities that elect mark-to-market treatment, regulated investment companies, real estate investment trusts, trusts and estates, tax-exempt organizations (including private foundations), holders that hold our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” “constructive ownership transaction,” “constructive sale,” or other integrated investment or risk reduction transaction for U.S. federal income tax purposes, U.S. Holders (as defined below) that have a functional currency other than the U.S. dollar, certain former U.S. citizens or long-term residents, holders that directly, indirectly, or constructively own 5 percent or more (by vote or value) of the outstanding shares of MEOA Common Stock or that will, directly, indirectly, or constructively own 5 percent or more (by vote or value) of New Digerati Common Stock after the Business Combination (in each case, excluding treasury shares), “specified foreign corporations” (including “controlled foreign corporations”), “passive foreign investment companies”, foreign corporations with respect to which there are one or more United States shareholders within the meaning of Treasury regulations Section 1.367(b)-3(b)(1)(ii) and corporations that accumulate earnings to avoid U.S. federal income tax, governments or agencies or instrumentalities thereof, persons who received their shares of MEOA Common Stock pursuant to an exercise of employee stock options, in connection with employee stock incentive plans or otherwise as compensation, certain Non-U.S. Holders (as defined below, and except as otherwise discussed below), and the Sponsor and its affiliates, all of whom may be subject to tax rules that differ materially from those summarized below. In addition, this summary addresses only the federal income tax laws of the United States, and does not discuss any state, local, or non-U.S. tax considerations, any non-income tax considerations (such as gift, estate or excise taxes), the consequences of special tax accounting rules under Section 451(b) of the Code, the alternative minimum tax or the Medicare tax on net investment income. Holders should consult their own tax advisors regarding such tax consequences in light of their particular circumstances.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds MEOA Common Stock, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. If you are a partnership or a partner of a partnership holding MEOA Common Stock, you are urged to consult your tax advisor regarding the tax consequences of exercising your redemption rights.

WE URGE HOLDERS OF MEOA COMMON STOCK CONTEMPLATING EXERCISE OF THEIR REDEMPTION RIGHTS TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES THEREOF.

Tax Consequences of the Redemption to U.S. Holders

This section is addressed to U.S. Holders of MEOA Common Stock that elect to exercise their redemption rights. For purposes of this discussion, a “U.S. Holder” is a beneficial owner of MEOA Common Stock that is, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•        an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•        a trust (A) the administration of which is subject to the primary supervision of a U.S. court and that has one or more United States persons (within the meaning of the Code) with the authority to control all substantial decisions of the trust or (B) that has in effect a valid election under applicable Treasury regulations to be treated as a United States person.

Characterization of Redemption of MEOA Common Stock

In the event that a U.S. Holder elects to redeem its MEOA Common Stock pursuant to the Redemption, the Business Combination, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale or exchange of the common stock under Section 302 of the Code or is treated as a corporate distribution under Section 301 of the Code with respect to the U.S. Holder. Whether the redemption qualifies for sale or exchange treatment will depend largely on the total number of shares of MEOA Common Stock held or treated as held by the U.S. Holder both before and after the redemption (including any stock constructively owned by the U.S. Holder as a result of owning Public Warrants or similar options or rights and stock ownership attributed to such U.S. Holder under applicable attribution rules) relative to all of our shares outstanding both before and after the redemption. The redemption generally will be treated as a sale or exchange of common stock (rather than as a distribution) if the redemption (i) is “substantially disproportionate” with respect to the U.S. Holder, (ii) results in a “complete termination” of the U.S. Holder’s interest in us or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, a U.S. Holder takes into account not only shares of our stock actually owned by the U.S. Holder, but also shares of our stock that are constructively owned by it. A U.S. Holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any stock the U.S. Holder has a right to acquire by exercise of an option, which generally would include stock that could be acquired pursuant to the exercise of a warrant (including the Public Warrants). Moreover, any of our stock that a U.S. Holder directly or constructively acquires pursuant to the Business Combination generally should be included in determining the U.S. federal income tax treatment of the redemption with respect to such U.S. Holder.

In order to meet the substantially disproportionate test, the percentage of our outstanding voting stock actually and constructively owned by the U.S. Holder immediately following the redemption must, among other requirements, be less than 80% of the percentage of our outstanding voting stock actually and constructively owned by the U.S. Holder immediately before the redemption (taking into account both redemptions by other holders of our common stock and the New Digerati Common Stock to be issued pursuant to the Business Combination). Because the measurement of a U.S. Holder’s percentage interest takes into account stock owned by certain other persons under the constructive ownership rules described above, it is possible for a U.S. Holder’s percentage interest to increase after taking such constructive ownership rules into account, notwithstanding the redemption of such U.S. Holder’s MEOA Common Stock.

There will be a complete termination of a U.S. Holder’s interest if either (i) all of the shares of our stock actually and constructively owned by the U.S. Holder are redeemed or (ii) all of the shares of our stock actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members, and the U.S. Holder does not constructively own any other shares of our stock (including any shares constructively owned by the holder as a result of owning Public Warrants or similar options or rights). However, because the redemption rights do not apply to the Public Warrants, a U.S. Holder that holds Public Warrants at the time of the redemption generally will not qualify for the complete termination of interest test described above.

The redemption of MEOA common Stock will be not essentially equivalent to a dividend with respect to a U.S. Holder if a U.S. Holder’s redemption results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in us. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in us will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation where such stockholder exercises no control over corporate affairs may constitute such a “meaningful reduction.”

If none of the foregoing tests are satisfied, then the redemption will be treated as a distribution and the tax effects will be as described below under “— U.S. Federal Income Tax Considerations of the Redemption to U.S. Holders — Distribution Treatment.” After the application of those rules, any remaining tax basis of the U.S. Holder in the redeemed MEOA Common Stock will be added to the U.S. Holder’s adjusted tax basis in its remaining stock, or, if it has none, to the U.S. Holder’s adjusted tax basis in other stock constructively owned by it. U.S. Holders of our common stock considering exercising their redemption rights should consult their own tax advisors as to whether the redemption will be treated as a sale or exchange or as a distribution under the Code.

Sale or Exchange Treatment

If the Redemption qualifies as a sale or exchange of MEOA Common Stock with respect to a U.S. Holder, generally, such holder will recognize capital gain or loss in an amount equal to the difference between (i) the sum of cash and the fair market value of any property received in the redemption and (ii) the U.S. Holder’s adjusted tax basis in its MEOA Common Stock so disposed of. A U.S. Holder’s adjusted tax basis in MEOA Common Stock generally will equal the U.S. Holder’s acquisition cost less any prior distributions treated as a return of capital. Stockholders who purchased Units are required to allocate the cost between the shares of MEOA Common Stock and Public Warrants comprising the Units based on their relative fair market values at the time of the purchase. Gain or loss will be determined separately for each block of stock (generally, stock acquired at the same cost in a single transaction) redeemed.

Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the MEOA Common Stock so disposed of exceeds one year. It is unclear, however, whether the redemption rights with respect to the MEOA Common Stock described in this proxy statement/prospectus may suspend the running of the applicable holding period for this purpose. If the running of the holding period for MEOA Common Stock is suspended, then non-corporate U.S. Holders may not be able to satisfy the one-year holding period requirement for long-term capital gain treatment, in which case any gain recognized on the redemption would be subject to short-term capital gain treatment and would be taxed at regular ordinary income tax rates. U.S. Holders should consult with their own tax advisors as to the potential for a suspension of the holding period in their MEOA Common Stock. Long-term capital gain realized by a non-corporate U.S. Holder is currently taxed at a reduced rate. The deductibility of capital losses is subject to limitations.

Distribution Treatment

If the redemption does not qualify as a sale or exchange of MEOA Common Stock, the U.S. Holder will generally be treated as receiving a distribution. In general, any distributions to U.S. Holders generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in MEOA Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of MEOA Common Stock and will be treated as described under “— Sale or Exchange Treatment.”

Dividends paid to a U.S. Holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. A corporate U.S. Holder may also be subject to the “extraordinary dividend” provisions of Section 1059 of the Code. With certain exceptions (including, but not limited to, dividends (including constructive dividends paid pursuant to a redemption of MEOA Common Stock) treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends paid to a non-corporate U.S. Holder generally will constitute “qualified dividends” that will be subject to tax at a reduced rate. It is unclear whether the redemption rights with respect to the MEOA Common Stock described in this proxy statement/prospectus may prevent a U.S. Holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be. If the holding period requirements are not satisfied, then a corporation may not be able to qualify for the dividends received deduction and would have taxable income equal to the entire dividend amount.

Information Reporting and Backup Withholding

Because the determination as to whether a U.S. Holder’s redemption of MEOA Common Stock is treated as a distribution will depend on a U.S. Holder’s particular circumstances, and because whether such a distribution constitutes a dividend depends on our then-current and accumulated earnings and profits, the applicable withholding agent may not be able to determine whether (or to what extent) a U.S. Holder is treated as receiving a dividend for U.S. federal income tax purposes. An applicable withholding agent may report, on an applicable IRS Form 1099, some or all of the cash received by a U.S. Holder pursuant to the redemption as dividend income unless the applicable withholding agent has established special procedures allowing U.S. Holders to certify that they are not treated as receiving a dividend under the Section 302 tests described above. However, there can be no assurance that any applicable withholding agent will establish such special certification procedures. A withholding agent’s treatment of amounts received pursuant to the redemption as a dividend for U.S. federal income tax purposes is not dispositive, and is not binding on the IRS or such U.S. Holder.

In general, information reporting requirements will generally apply to dividends paid to a U.S. Holder and to the proceeds of the sale or other disposition of shares of MEOA Common Stock, unless the U.S. Holder is an exempt recipient. Backup withholding may apply to such payments if the U.S. Holder fails to provide a taxpayer identification number, a certification of exempt status or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn). If a U.S. Holder does not provide us with the correct taxpayer identification number, the U.S. Holder may be subject to penalties imposed by the IRS.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability provided that the required information is timely furnished to the IRS.

Tax Consequences of the Redemption to Non-U.S. Holders

This section is addressed to Non-U.S. Holders of MEOA Common Stock that elect to exercise their redemption rights pursuant to the Business Combination. For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of MEOA Common Stock (other than a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder. The characterization for U.S. federal income tax purposes of the redemption as a sale or exchange under Section 302 of the Code or as a distribution under Section 301 of the Code generally will correspond to the U.S. federal income tax characterization of the redemption as described under “— U.S. Federal Income Tax Considerations of the Redemption to U.S. Holders,” and the corresponding consequences will be as described below.

Non-U.S. Holders of MEOA Common Stock considering exercising their redemption rights should consult their own tax advisors as to whether the redemption will be treated as a sale or exchange or as a distribution under the Code.

Sale or Exchange Treatment

If the redemption qualifies as a sale or exchange of our common stock, subject to the discussions of FATCA (as defined below) and backup withholding below, any gain realized by a Non-U.S. Holder on the Redemption generally will not be subject to U.S. federal income tax unless:

•        the gain is effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States), in which case, unless an applicable income tax treaty provides otherwise, the net gain of the Non-U.S. Holder derived from the redemption will generally be subject to the same treatment as a U.S. Holder with respect to the redemption, and a Non-U.S. Holder that is a corporation may be subject to an additional branch profits tax at a 30% rate (or lower rate as may be specified by an applicable income tax treaty) on its effectively connected earnings and profits, subject to adjustments;

•        the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year in which the redemption takes place and certain other conditions are met, in which case the Non-U.S. Holder will be subject to a 30% tax (or such lower rate as specified by an applicable income tax treaty) on the individual’s gain realized in connection with the redemption, which may be offset by certain U.S.-source capital losses, even though the Non-U.S. Holder is not considered a resident of the United States, provided that the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses; or

•        we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. Holder held MEOA Common Stock, and, in the case where shares of MEOA Common Stock are regularly traded on an established securities market, the Non-U.S. Holder has owned, directly or constructively, more than 5% of MEOA Common Stock at any time within the shorter of the five-year period preceding the disposition or such Non-U.S. Holder’s holding period for the shares of MEOA Common Stock, in which case (i) gain recognized by such holder in connection with the redemption will be subject to tax at generally applicable U.S. federal income tax rates and (ii) we may be required to withhold U.S. federal income tax at a rate of 15% of the amount realized upon such redemption. There can be no assurance that MEOA Common Stock is or has been treated as regularly traded on an established securities market for this purpose. We would generally be classified as a “U.S. real property holding corporation” if the fair market value of our “United States real property interests” equals or exceeds 50% of the sum of the fair market value of our worldwide real property interests and other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. We believe that we are not, and have not been at any time since our formation, a United States real property holding corporation and we do not expect to be a United States real property holding corporation immediately after the Business Combination is completed.

Distribution Treatment

If the redemption does not qualify as a sale or exchange of MEOA Common Stock, the Non-U.S. Holder will generally be treated as receiving a distribution. In general, any distributions we make to a Non-U.S. Holder, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States, we will be required to withhold tax from the gross amount of the dividend at a rate of 30%, unless such Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and timely provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E).

Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. Holder’s adjusted tax basis in its shares of MEOA Common Stock and, to the extent such distribution exceeds the Non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or other disposition of MEOA Common Stock, which will be treated as described under “— Sale or Exchange Treatment.”

Because (i) it may not be certain at the time a Non-U.S. Holder is redeemed whether such Non-U.S. Holder’s redemption will be treated as a sale or exchange or a distribution constituting a dividend, (ii) such determination will depend in part on a Non-U.S. Holder’s particular circumstances, and (iii) we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we or the applicable withholding agent generally will withhold tax on the gross amount of any distribution at the 30% rate (subject to reduction by an applicable income tax treaty). However, if we or an applicable withholding agent withhold excess amounts from the amount payable to a Non-U.S. Holder, such Non-U.S. Holder generally may obtain a refund of any such excess amounts by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their own tax advisors regarding the application of the foregoing rules in light of their particular facts and circumstances and any applicable procedures or certification requirements.

Dividends we pay to a Non-U.S. Holder that are effectively connected with such Non-U.S. Holder’s conduct of a trade or business within the United States generally will not be subject to U.S. federal withholding tax, provided that such Non-U.S. Holder complies with certain certification and disclosure requirements. Instead, such dividends generally will be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. Holders (subject to an exemption or reduction in such tax as may be provided by an applicable income tax treaty). If the Non-U.S. Holder is a corporation, dividends that are effectively connected income may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

Information Reporting and Backup Withholding

Payments of dividends on MEOA Common Stock to a Non-U.S. Holder will not be subject to backup withholding; provided that the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any payments of distributions on MEOA Common Stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of MEOA Common Stock by a Non-U.S. Holder within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of MEOA Common Stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability; provided that the required information is timely furnished to the IRS.

FATCA

Sections 1471 through 1474 of the Code and the Treasury regulations and administrative guidance promulgated thereunder (commonly referred to as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose a 30% withholding tax with respect to certain payments on MEOA Common Stock, in each case if paid to a foreign financial institution or a non-financial foreign entity (including, in some cases, when such foreign financial institution or entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into, and complies with, an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any substantial U.S. owners or provides the withholding agent with a certification identifying the direct and indirect substantial U.S. owners of the entity or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. The withholding tax may apply to payments made to Non-U.S. Holders pursuant to the redemption if the redemption does not qualify as a sale or exchange of MEOA Common Stock as described above. The thirty percent (30%) withholding under FATCA was scheduled to apply to the gross proceeds of a disposition of any stock, debt instrument, or other property that can produce U.S.-source dividends or interest beginning on January 1, 2019, but on December 13, 2018, the IRS released proposed regulations that, if finalized in their proposed form, would eliminate the obligation to withhold on gross proceeds. Although these proposed Treasury Regulations are not final, taxpayers generally may rely on them until final Treasury Regulations are issued. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Non-U.S. Holders are encouraged to consult their tax advisors regarding the possible implications of such withholding tax.

Tax Consequences of the Business Combination For MEOA Equityholders Who Do Not Elect to Redeem

If a holder of MEOA Common Stock does not elect to have its MEOA Common Stock redeemed for cash pursuant to the Business Combination, then such holder’s MEOA Common Stock will become shares of New Digerati Common Stock (the “Reclassification”) pursuant to the Business Combination. It is intended that the Reclassification will qualify as a reorganization within the meaning of Section 368(a)(1)(E) of the Code for U.S. federal income tax purposes. Provided the Reclassification so qualifies, a holder of MEOA Common Stock would not recognize gain or loss upon the exchange of its MEOA Common Stock solely for New Digerati Common Stock pursuant to the Reclassification. In that instance, (i) a holder’s tax basis in the shares of New Digerati Common Stock received in connection with the Reclassification will be the same as the holder’s tax basis in the MEOA Common Stock surrendered in exchange therefor, and (ii) the holding period for the shares of New Digerati Common Stock received by the holder will include such holder’s holding period for the MEOA Common Stock surrendered in exchange therefor.

Shareholders who hold different blocks of MEOA Common Stock (generally, shares of MEOA Common Stock purchased or acquired on different dates or at different prices) are urged to consult their tax advisors to determine how the above rules apply to them, and the discussion above does not specifically address all of the consequences to shareholders who hold different blocks of MEOA Common Stock.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The unaudited pro forma condensed combined statements of operations for the six months ended January 31, 2023 and the year ended July 31, 2022 gives pro forma effect to the Business Combination as if it had occurred on August 1, 2021. The unaudited pro forma condensed combined balance sheet as of January 31, 2023 gives pro forma effect to the Business Combination as if it was completed on January 31, 2023. Upon the consummation of the Business Combination, the new entity will adopt the July 31st year end. The unaudited pro forma condensed combined financial statements include:

•        the balance sheet of Digerati as of January 31, 2023 and the balance sheet of MEOA as of December 31, 2022;

•        the statement of operations of Digerati for the six months ended January 31, 2023;

•        statement of operations data of MEOA for the six months ended December 31, 2022;

•        the statement of operations of Digerati for the year ended July 31, 2022. We have also included the results of operations of Skynet and Next Level Internet from August 1, 2021 to the dates immediately preceding their respective business acquisitions; and

•        statement of operations data of MEOA for the twelve months ended September 30, 2022.

The unaudited pro forma condensed combined financial information is based on and should be read in conjunction with:

•        the accompanying notes to the unaudited pro forma condensed combined financial information;

•        the historical financial statements of Digerati as of and for the year ended July 31, 2022, and the related notes, included elsewhere in this proxy statement/prospectus;

•        the historical financial statements of MEOA as of and for the year ended December 31, 2022, and the related notes, included elsewhere in this proxy statement/prospectus; and

•        other information relating to MEOA and Digerati included in this proxy statement/prospectus, including the Business Combination Agreement and the description of certain terms thereof set forth under “Proposal No. 1 — The Business Combination Proposal — The Business Combination Agreement”, as well as the disclosures contained in the sections titled “MEOA Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Digerati Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The pro forma financial information has been prepared in accordance with Regulation S-X Article 11, Pro Forma Financial Information, as amended by the final rule, Amendments to Financial Disclosures about Acquired and Disposed Businesses, as adopted by the SEC in May 2020 (“Article 11”). The amended Article 11 became effective on January 1, 2021. The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and do not necessarily reflect what the combined company’s financial condition or results of operations would have been had the Business Combination occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma transaction accounting adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed.

On August 30, 2022, we entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”) with MEOA Merger Sub, Inc., a Delaware corporation and our wholly-owned subsidiary (“Merger Sub”), and Digerati Technologies, Inc., a Nevada corporation (“Digerati”). The Business Combination Agreement and the transactions contemplated thereby were approved by the board of directors of each of MEOA and Digerati.

The Business Combination Agreement provides, among other things, that Merger Sub will merge with and into Digerati, with Digerati as the surviving company in the merger and, after giving effect to such merger, Digerati shall be a wholly-owned subsidiary of our company (the “Merger”). In addition, our company will be renamed Verve Technologies Corporation. The Merger and the other transactions contemplated by the Business Combination Agreement are referred to herein as the “Business Combination”. Other capitalized terms used, but not defined, herein, shall have the respective meanings given to such terms in the Business Combination Agreement.

The Business Combination is expected to close during MEOA’s fiscal quarter ending June 30, 2023, following the receipt of the required approval by the stockholders of our company and of Digerati, approval by the Nasdaq Stock Market (“Nasdaq”) of the initial listing application of the combined company filed in connection with the Business Combination, and the fulfillment of other customary closing conditions.

On or about November 29, 2022, in connection with the Extension Meeting, the holders of 11,691,103 public shares of MEOA Class A common stock exercised their right to redeem such shares of MEOA Class A common stock, as a result of which redemptions approximately $120.8 million, representing approximately 92% of the assets held in the Trust Account prior to such redemptions, was removed from the Trust Account, leaving approximately $9.9 million remaining in the Trust Account. Following such redemptions, an aggregate of 958,897 public shares of MEOA Class A common stock remained issued and outstanding.

The unaudited pro forma condensed combined financial information has been prepared using three alternative levels of redemption of shares of MEOA Class A Common Stock into cash:

•        Scenario 1 — No redemption:    This presentation applies the assumption that no MEOA public stockholders exercise redemption rights with respect to their MEOA Class A common stock upon consummation of the Business Combination;

•        Scenario 2 — 50% redemptions of MEOA Class A common stock:    This presentation assumes that 50% of MEOA public stockholders holding approximately 479,449 shares of MEOA Class A common stock will exercise their redemption rights upon consummation of the Business Combination at a redemption price of approximately $10.15 per share; and

•        Scenario 3 — Maximum redemptions of MEOA Class A common stock:    This presentation assumes that 100% of MEOA public stockholders holding approximately 958,897 shares of MEOA Class A common stock will exercise their redemption rights upon consummation of the Business Combination at a redemption price of approximately $10.15 per share.

As a result of the Business Combination, if none of the redeemable MEOA Class A Common Stock is redeemed, the former holders of the issued and outstanding shares of Digerati Common Stock immediately prior to the Closing of the Business Combination (including the issuance of up to 240,000 shares of New Digerati Common Stock to Maxim in connection with the financial advisory services that it provided to Digerati in connection with the Business Combination) are expected to own approximately 66.9% of the issued and outstanding shares of New Digerati Common Stock immediately following the closing of the Business Combination, MEOA public stockholders are expected to hold, in the aggregate, approximately 9.0% of the issued and outstanding shares of New Digerati Common Stock, and the Sponsor is expected to hold approximately 22.6% of the issued and outstanding shares of New Digerati Common Stock.

As a result of the Business Combination, if the maximum number of shares of MEOA Class A Common Stock are redeemed for cash, the former holders of the issued and outstanding shares of Digerati Common Stock immediately prior to the Closing of the Business Combination (including the issuance of up to 240,000 shares of New Digerati Common Stock to Maxim in connection with the financial advisory services that it provided to Digerati in connection with the Business Combination) are expected to own approximately 78.7% of the issued and outstanding shares of New Digerati Common Stock immediately following the closing of the Business Combination, MEOA public stockholders are expected to hold, in the aggregate, 0.0% of the issued and outstanding shares of New Digerati Common Stock, and the Sponsor is expected to hold approximately 19.6%of the issued and outstanding shares of New Digerati Common Stock.

As a result of the Business Combination Agreement, MEOA founders will receive 2,403,500 shares of Class A Common Stock assuming no redemption, however, those shares are subject to forfeiture calculations as determined by the Net Closing Cash upon the closing pursuant to the Sponsor Letter Agreement.

In addition, an equity incentive plan (comprised of a to-be determined number of shares of New Digerati Common Stock at Closing prior to any redemptions) will be adopted at the Closing initially aimed to be comprised of approximately 15.0% of New Digerati’s fully diluted shares outstanding (such 15.0% to be inclusive of the unvested incentive equity awards assumed by New Digerati at Closing). The equity incentive plan will be in line with other U.S. public companies and will be created for the benefit of New Digerati’s management, the New Digerati Board and employees. The final impact of the equity incentive plan has not been included in the unaudited pro forma condensed combined financial statements as it cannot be reliably estimated at this stage.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
As of January 31, 2023 (Digerati) and December 31, 2022 (MEOA)
(In thousands)

	Minority Equality Opportunities Acquisition Inc.	Digerati Technologies, Inc. and Subsidiaries	Assuming No Redemption			Assuming 50% Redemption			Assuming Maximum Redemption
			Pro Forma Adjustments	Notes to Pro Forma Adjustments	Pro Forma Combined	Pro Forma Adjustments	Notes to Pro Forma Adjustments	Pro Forma Combined	Pro Forma Adjustments	Notes to Pro Forma Adjustments	Pro Forma Combined
Assets:
Cash and cash equivalents	$407	$2,203	$10,472	(B)	$11,317	$(5,236)	(H)	$6,081	$(5,236)	(I)	$2,610
			(1,765)	(C)					1,765	(J)
Accounts receivable, net	—	828	—		828	—		828	—		828
Prepaid expenses	233	422	—		655	—		655	—		655
Total current assets	640	3,453	8,707		12,800	(5,236)		7,564	(3,471)		4,093
Intangible assets, net	—	13,678	—		13,678	—		13,678	—		13,678
Goodwill	—	19,380	—		19,380	—		19,380	—		19,380
Property and equipment, net	—	1,502	—		1,502	—		1,502	—		1,502
Other assets	—	448	—		448	—		448	—		448
Investment in Itellum	—	185	—		185	—		185	—		185
Right-of-use assets – Financing	—	373	—		373	—		373	—		373
Right-of-use assets – Operating	—	1,944	—		1,944	—		1,944	—		1,944
			(10,472)	(B)
Cash held in Trust Account	10,297	—	175	(A)	—	—		—	—		—
Total assets	$10,937	$40,963	$(1,590)		$50,310	$(5,236)		$45,074	$(3,471)		$41,603

Liabilities, Redeemable Common Stock and Stockholders’ Deficit
Accounts payable	$—	$3,645	—		$3,645	—		$3,645	—		$3,645
Accrued liabilities	—	9,406	—		9,406	—		9,406	—		9,406
Accrued offering costs and expenses	989	—	—		989	—		989	—		989
Deferred income	—	1,210	—		1,210	—		1,210	—		1,210
Equipment financing	—	127	—		127	—		127	—		127
Acquisition payable	—	1,000	—		1,000	—		1,000	—		1,000
Income tax payable	254	—	—		254	—		254	—		254
Convertible note payable, current	—	6,009	—		6,009	—		6,009	—		6,009
Note payable, current, related party	—	604	—		604	—		604	—		604
Note payable, current	—	11,714	—		11,714	—		11,714	—		11,714
Working capital loans – related party	500	—	(500)	(C)	—	—		—	500	(J)	500
Convertible promissory note – related party	1,265	—	(1,265)	(C)	—	—		—	1,265	(J)	1,265
Other current liability – Advance from target	449				449			449	—		449
Derivative liability	—	9,879	(9,486)	(G)	393	—		393	—		393
Operating lease liability, current	—	624	—		624	—		624	—		624
Total current liabilities	3,457	44,218	(11,251)		36,424	—		36,424	1,765		38,189

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET— (Continued)
As of January 31, 2023 (Digerati) and December 31, 2022 (MEOA)
(In thousands)

	Minority Equality Opportunities Acquisition Inc.	Digerati Technologies, Inc. and Subsidiaries	Assuming No Redemption			Assuming 50% Redemption			Assuming Maximum Redemption
			Pro Forma Adjustments	Notes to Pro Forma Adjustments	Pro Forma Combined	Pro Forma Adjustments	Notes to Pro Forma Adjustments	Pro Forma Combined	Pro Forma Adjustments	Notes to Pro Forma Adjustments	Pro Forma Combined
Note payable	—	23,206			23,206	—		23,206	—		23,206
Convertible note payable	—	—			—	—		—	—		—
Equipment financing	—	248			248	—		248	—		248
Operating lease liability, net of current portion	—	1,529			1,529	—		1,529	—		1,529
Warrant liability	1,220	—			1,220	—		1,220	—		1,220
Deferred underwriting fee	4,554	—			4,554	—		4,554	—		4,554
Total liabilities	9,231	69,201	(11,251)		67,181	—		67,181	1,765		68,946

Commitments and Contingencies
Class A common stock subject to possible redemption, 12,650,000 shares at redemption value, $10.15 per share	9,998		(10,173)	(D)	—	—		—	—		—
			175	(A)
Stockholders’ Deficit:
Preferred stock ($0.0001 par value)	—	—	—		—
Class A common stock ($0.0001 par value)	—	—	—	(D)	1	—	(H)	1	—	(I)	1
			1	(E)					—	(K)
			—	(F)
Class B common stock ($0.0001 par value)	—	—	—		—	—		—	—		—
Common stock ($0.001 par value)	—	152	(152)	(E)	—	—		—	—		—
Additional paid-in capital	—	92,306	10,173	(D)	101,280	(5,236)	(H)	96,044	(5,236)	(I)	90,808
			(10,685)	(E)		—	(H)		—	(K)
			—	(F)
			9,486	(G)
Accumulated deficit	(8,292)	(118,153)	8,292	(E)	(118,153)	—		(118,153)	—		(118,153)
Other comprehensive income	—	1	—		1	—		1	—		1
Total MEOA and Digerati’s stockholders’ deficit	(8,292)	(25,694)	17,115		(16,871)	(5,236)		(22,107)	(5,236)		(27,343)
Noncontrolling interest	—	(2,544)	2,544	(E)	—	—		—	—		—
Total stockholder’s deficit	(8,292)	(28,238)	19,659		(16,871)	(5,236)		(22,107)	(5,236)		(27,343)
Total Liabilities, Redeemable Common Stock and Stockholders’ Deficit	$10,937	$40,963	$(1,590)		$50,310	$(5,236)		$45,074	$(3,471)		$41,603

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the Six Months Ended January 31, 2023 (Digerati) and Six Months Ended December 31, 2022 (MEOA)
(In thousands, except per share amounts)

	Minority Equality Opportunities Acquisition Inc.	Digerati Technologies, Inc. and Subsidiaries	Assuming No Redemption			Assuming 50% Redemption			Assuming Maximum Redemption
			Pro Forma Adjustments	Notes to Pro Forma Adjustments	Pro Forma Combined	Pro Forma Adjustments	Notes to Pro Forma Adjustments	Pro Forma Combined	Pro Forma Adjustments	Notes to Pro Forma Adjustments	Pro Forma Combined
OPERATING REVENUES:
Cloud software and service revenue	$—	$16,071	$—		$16,071	$—		$16,071	$—		$16,071
Total operating revenues	$—	$16,071	$—		$16,071	$—		$16,071	$—		$16,071

OPERATING EXPENSES:
Cost of services (exclusive of depreciation and amortization)	—	5,819	—		5,819	—		5,819	—		5,819
Selling, general and administrative expense	—	8,599	—		8,599	—		8,599	—		8,599
Legal and professional fees	—	1,630	—		1,630	—		1,630	—		1,630
Bad debt expense	—	69	—		69	—		69	—		69
Depreciation and amortization expense	—	1,919	—		1,919	—		1,919	—		1,919
Formation and operating costs	1,268	—	(1,268)	(aa)	—	—		—	—		—
Total operating expenses	1,268	18,036	(1,268)		18,036	—		18,036	—		18,036

OPERATING LOSS	(1,268)	(1,965)	1,268		(1,965)	—		(1,965)	—		(1,965)

OTHER INCOME (EXPENSE):
Gain (loss) on derivative instruments	—	773	(571)	(ab)	202	—		202	—		202
Gain (loss) on settlement of debt	—	—	—		—	—		—	—		—
Income tax benefit (expense)	—	(77)	—		(77)	—		(77)	—		(77)
Other income (expense)	—	456	—		456	—		456	—		456
Interest expense	—	(4,436)	—		(4,436)	—		(4,436)	—		(4,436)
Interest income	1,339	—	(1,339)	(ac)	—	—		—	—		—
Capital gains on trust	—	—	—		—	—		—	—		—
Change in fair value of working capital loans – conversion feature	1	—	—		1	—		1	—		1
Change in fair value of warrant liabilities	186	—	—		186	—		186	—		186
Total other income (expense)	1,526	(3,284)	(1,910)		(3,668)	—		(3,668)	—		(3,668)

NET INCOME (LOSS) BEFORE TAXES	258	(5,249)	(642)		(5,633)	—		(5,633)	—		(5,633)
Provision for income taxes	254	—	—		254	—		254	—		254
NET INCOME (LOSS) INCLUDING NONCONTROLLING INTEREST	4	(5,249)	(642)		(5,887)	—		(5,887)	—		(5,887)
Less: Net loss attributable to the noncontrolling interests	—	489	(489)	(ad)	—	—		—	—		—
NET INCOME (LOSS) ATTRIBUTABLE TO SHAREHOLDERS	4	(4,760)	(1,131)		(5,887)	—		(5,887)	—		(5,887)
Deemed dividend on Series A Convertible preferred stock	—	(8)	8	(ae)	—	—		—	—		—
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON SHAREHOLDERS	$4	$(4,768)	$(1,123)		$(5,887)	$—		$(5,887)	$—		$(5,887)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS — (Continued)
For the Six Months Ended January 31, 2023 (Digerati) and Six Months Ended December 31, 2022 (MEOA)
(In thousands, except per share amounts)

	Minority Equality Opportunities Acquisition Inc.	Digerati Technologies, Inc. and Subsidiaries	Assuming No Redemption			Assuming 50% Redemption			Assuming Maximum Redemption
			Pro Forma Adjustments	Notes to Pro Forma Adjustments	Pro Forma Combined	Pro Forma Adjustments	Notes to Pro Forma Adjustments	Pro Forma Combined	Pro Forma Adjustments	Notes to Pro Forma Adjustments	Pro Forma Combined
Weighted average shares outstanding of redeemable
Class A common stock	1,885,752	—		(bb)	10,628,603		(bb)	9,769,654		(bb)	9,037,206

Basic and diluted net income (loss) per share, redeemable
Class A common stock	$0.00	$—			$(0.55)			$(0.60)			$(0.65)

Weighted average shares outstanding of Class B common stock	3,162,500	—

Basic and diluted net income (loss) per share, Class B common stock	$0.00	$—

Weighted average common shares outstanding	—	145,880,177

Basic and diluted net income (loss) per common share	$—	$(0.03)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS
For the Year Ended July 31, 2022 (Digerati) and Twelve Months Ended September 30, 2022 (MEOA)
(In thousands, except per share amounts)

	Minority Equality Opportunities Acquisition Inc.	Digerati Technologies, Inc. and Subsidiaries	Skynet	NLI	Pro Forma Total Digerati Technologies, Inc. and Subsidiaries	Assuming No Redemption			Assuming 50% Redemption			Assuming Maximum Redemption
						Pro Forma Adjustments	Notes to Pro Forma Adjustments	Pro Forma Combined	Pro Forma Adjustments	Notes to Pro Forma Adjustments	Pro Forma Combined	Pro Forma Adjustments	Notes to Pro Forma Adjustments	Pro Forma Combined
OPERATING REVENUES:
Cloud software and service revenue	$—	$24,154	$1,542	$7,332	$33,028	$—		$33,028	$—		$33,028	$—		$33,028
Total operating revenues	$—	$24,154	$1,542	$7,332	$33,028	$—		$33,028	$—		$33,028	$—		$33,028

OPERATING EXPENSES:
Cost of services (exclusive of depreciation and amortization)	—	9,346	695	2,778	12,819	—		12,819	—		12,819	—		12,819
Selling, general and administrative expense	—	12,434	602	4,193	17,229	—		17,229	—		17,229	—		17,229
Legal and professional fees	—	3,036	—	—	3,036	—		3,036	—		3,036	—		3,036
Bad debt expense	—	98	—	—	98	—		98	—		98	—		98
Depreciation and amortization expense	—	2,916	—	—	2,916	—		2,916	—		2,916	—		2,916
Formation and operating costs	1,945	—	—	—	—	(1,945)	(aa)	—	—		—	—		—
Total operating expenses	1,945	27,830	1,297	6,971	36,098	(1,945)		36,098	—		36,098	—		36,098

OPERATING LOSS	(1,945)	(3,676)	245	361	(3,070)	1,945		(3,070)	—		(3,070)	—		(3,070)

OTHER INCOME (EXPENSE):
Gain (loss) on derivative instruments	—	6,186	—	—	6,186	(5,764)	(ab)	422	—		422	—		422
Gain (loss) on settlement of debt	—	(5,481)	—	—	(5,481)	—		(5,481)	—		(5,481)	—		(5,481)
Income tax benefit (expense)	—	(419)	—	(2)	(421)	—		(421)	—		(421)	—		(421)
Other income (expense)	—	26	2	—	28	—		28	—		28	—		28
Interest expense	—	(5,990)	—	(14)	(6,004)	—		(6,004)	—		(6,004)	—		(6,004)
Interest income	749	—	—	—	—	(749)	(ac)	—	—		—	—		—
Change in fair value of warrant liabilities	13,665	—	—	—	—	—		13,665	—		13,665	—		13,665
Total other income (expense)	14,414	(5,678)	2	(16)	(5,692)	(6,513)		2,209	—		2,209	—		2,209

NET INCOME (LOSS) BEFORE TAXES	12,468	(9,354)	247	345	(8,762)	(4,568)		(861)	—		(861)	—		(861)
Provision for income taxes	89	—	—	—	—	—		89	—		89	—		89

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS — (Continued)
For the Year Ended July 31, 2022 (Digerati) and Twelve Months Ended September 30, 2022 (MEOA)
(In thousands, except per share amounts)

	Minority Equality Opportunities Acquisition Inc.	Digerati Technologies, Inc. and Subsidiaries	Skynet	NLI	Pro Forma Total Digerati Technologies, Inc. and Subsidiaries	Assuming No Redemption			Assuming 50% Redemption			Assuming Maximum Redemption
						Pro Forma Adjustments	Notes to Pro Forma Adjustments	Pro Forma Combined	Pro Forma Adjustments	Notes to Pro Forma Adjustments	Pro Forma Combined	Pro Forma Adjustments	Notes to Pro Forma Adjustments	Pro Forma Combined
NET INCOME (LOSS) INCLUDING NONCONTROLLING INTEREST	12,379	(9,354)	247	345	(8,762)	(4,568)		(950)	—		(950)	—		(950)
Less: Net loss attributable to the noncontrolling interests	—	1,341	—		1,341	(1,341)	(ad)	—	—		—	—		—
NET INCOME (LOSS) ATTRIBUTABLE TO SHAREHOLDERS	12,379	(8,013)	247	345	(7,421)	(5,909)		(950)	—		(950)	—		(950)
Deemed dividend on Series A Convertible preferred stock	—	(19)	—	—	(19)	19	(ae)	—	—		—	—		—
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON SHAREHOLDERS	$12,379	$(8,032)	$247	$345	$(7,440)	$(5,890)		$(950)	$—		$(950)	$—		$(950)

Weighted average shares outstanding of redeemable
Class A common stock	12,808,125	—					(bb)	10,393,144		(bb)	9,534,196		(bb)	8,801,747

Basic and diluted net income (loss) per share, redeemable
Class A common stock	$0.78	$—						$(0.09)			$(0.10)			$(0.11)

Weighted average shares outstanding of Class B common stock	3,162,500	—

Basic and diluted net income (loss) per share, Class B common stock	$0.78	$—

Weighted average common shares outstanding	—	139,594,358			139,594,358

Basic and diluted net income (loss) per common share	$—	$(0.05)			$(0.05)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1 — Description of the Business Combination

On August 30, 2022, we entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”) with MEOA Merger Sub, Inc., a Delaware corporation and our wholly owned subsidiary (“Merger Sub”), and Digerati Technologies, Inc., a Nevada corporation (“Digerati”). The Business Combination Agreement and the transactions contemplated thereby were approved by the board of directors of each of MEOA and Digerati. The transaction will be accounted for as a reverse merger or reverse recapitalization with net assets being recorded at historical costs with no goodwill or intangible assets recorded at the close of the transaction.

As a result of the Business Combination Agreement, the former Digerati Equityholders will receive an aggregate of 6,868,081 shares of MEOA common stock, and up to an additional 240,000 shares will be issued to Maxim in connection with the financial advisory services that it provided to Digerati in connection with the Business Combination. In addition, former Digerati Equityholders will receive warrants (bridge loan warrants) to purchase up to 253,878 shares of the common stock of New Digerati.

The following summarizes the pro forma shares of the common stock of New Digerati to be outstanding after giving effect to the Business Combination, for assuming no redemption scenario, 50% redemption scenario and maximum redemption scenario.

	Assuming no redemption		Assuming 50% redemption		Assuming maximum redemption
	Shares	%	Shares	%	Shares	%
DTGI stockholders	6,868,081	64.6%	6,868,081	70.3%	6,868,081	76.0%
MEOA public stockholders	958,897	9.0%	479,449	4.9%	—	0.0%
MEOA founders	2,403,500	22.6%	2,024,000	20.7%	1,771,000	19.6%
Underwriter SPAC IPO and advisory shares	398,125	3.8%	398,125	4.1%	398,125	4.4%
	10,628,603	100.0%	9,769,655	100.0%	9,037,206	100.0%

Note — The calculation of the number of DTGI stockholders in the table above includes 44,174 shares of New Digerati Common Stock to Maxim in connection with its existing advisory shares in Digerati Common Stock. The Underwriter SPAC IPO and advisory shares consist of 158,125 shares of New Digerati Common Stock issued to Maxim per the MEOA IPO and 240,000 shares of New Digerati Common Stock to be issued in connection with the Closing of the Business Combination.

Note 2 — Basis of Presentation

The unaudited pro forma condensed combined financial information has been prepared in accordance with SEC Regulation S-X Article 11, as amended by the final rule, Amendments to Financial Disclosures About Acquired and Disposed Businesses, as adopted by the SEC on May 21, 2020 (“Article 11”). The historical financial information of MEOA and Digerati has been adjusted in the unaudited pro forma condensed combined financial information to reflect transaction accounting adjustments related to the Business Combination, in accordance with GAAP.

The Business Combination will be accounted for as a reverse recapitalization because Digerati has been determined to be the accounting acquirer under FASB ASC Topic 805, Business Combinations. The determination is primarily based on the evaluation of the following facts and circumstances taken into consideration:

•        The pre-Business Combination stockholders of Digerati are generally expected to hold majority of voting rights in the combined company (ultimately determinable based on the redemption scenario);

•        The pre-Business Combination stockholders of Digerati have the right to appoint the majority of directors to the combined company’s Board of Directors;

•        Senior management of Digerati comprise the senior management of the combined company; and

•        The operations of Digerati comprise the only ongoing operations of the combined company.

Under the reverse recapitalization model, the Business Combination will be treated as Digerati issuing equity for the net assets of MEOA, with no goodwill or intangible assets recorded.

In addition, the values will be based on the actual values as of the closing date. The differences that may occur between the preliminary estimates and the final purchase accounting could have a material impact on the accompanying unaudited pro forma condensed combined financial information.

Note 3 — Transaction Accounting Adjustments

Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet

The transaction accounting adjustments included in the unaudited pro forma condensed combined balance sheet as of December 31, 2022 are as follows:

A      Initial redemptions

On November 29, 2022, in connection with the Extension Meeting, MEOA stockholders redeemed an aggregate of $120.8 million from the cash held in the trust account. Adjustment of $0.175 Million to reflect the total $10.5 million held in trust after redemptions. Following the initial redemptions, 958,897 public shares of MEOA Class A common stock remained issued and outstanding.

B      Cash released from trust

Adjustment to transfer $10.5 million of marketable securities held by MEOA in trust and converted into cash resources upon close of the Business Combination. Represents the impact of the Business Combination on the cash balance of New Digerati.

C      Payment of other MEOA liabilities

Under the no redemption scenario, adjustment to repay $1.8 million in related party debt of MEOA.

D      Reclassification of MEOA Class A common stock subject to possible redemption

This adjustment relates to the reclassification of 958,897 shares of MEOA Class A common stock subject to redemption, with a par value of $0.0001 into 958,897 shares of New Digerati Common Stock, resulting in an increase in the combined company’s Class A common stock par value not subject to redemption of approximately $96 and an increase of additional paid-in capital of $10.2 million.

E      Conversion of Digerati’s convertible preferred stock, common stock, warrants and minority interest into MEOA Class A common stock

Represents an exchange of Digerati’s convertible preferred stock, common stock (including shares to be issued to Digerati’s financial advisor) and warrants into shares of New Digerati Common Stock. Includes the conversion of MEOA Class B common stock into New Digerati Common Stock. Also represents the acquisition of Digerati’s non-controlling interests and issuance of shares of New Digerati Common Stock. In exchange for the above, Digerati’s stockholders will receive 6,868,081 shares of New Digerati Common Stock.

The pro forma adjustment of the reverse recapitalization is as follows:

•        An adjustment to eliminate MEOA’s accumulated deficit of approximately $8.3 million.

•        Using an Exchange Ratio of approximately 67.9134-for-1, the total number of shares of New Digerati Common Stock to be issued to Digerati stockholders will be 6,868,081 shares. Based on a par value of $0.0001, the adjustment to the New Digerati Common Stock par value balance will be approximately $711 including the underwriter shares. The 6,868,081 to be issued to Digerati stockholders is calculated by applying the exchange ratio to the outstanding common, preferred stock and warrants of Digerati as of January 31, 2023. Refer below:

DTGI common	151,891,973
Conversion of preferred	193,792,507
Warrants and options	111,481,895
Commitment shares issued in bridge financings	2,703,141
Minority interest	3,565,490
Underwriter advisory shares	3,000,000
466,435,007
67.9134
6,868,081

Note — The table above includes 210,194 rollover Digerati options and warrants that will be outstanding after the Business Combination, but does not include an additional 253,878 Digerati Bridge Loan Warrants that will be outstanding after the Business Combination nor approximately 100,000 shares issuable to Skynet Telecom LLC pursuant to an asset purchase agreement entered into by Digerati in December 2021 nor approximately 550,000 shares issuable upon the conversion of convertible promissory notes issued by Digerati prior to the Closing (if New Digerati does not repay those convertible promissory notes prior to conversion). Digerati stockholders will receive 6,868,081 shares of New Digerati Common Stock.

F       MEOA Founder Shares

Under the no redemption scenario, adjustment to record the issuance of 2,403,500 MEOA Founder Shares upon the Business Combination. Adjustment to increase the combined company’s Class A common stock, based on a $0.0001 par value, of $240, with a corresponding decrease to additional paid-in capital.

G      Conversion of warrants into shares of New Digerati Common Stock

As noted above, Digerati Warrants will convert into shares of New Digerati Common Stock upon the Business Combination. Adjustment for the reclassification of Digerati’s derivative liability pertaining to its outstanding warrants into equity. Reduction of warrant liability balance by $9.5 million, which represents the fair value of the warrant derivative liability at January 31, 2023, with an offsetting increase to additional paid-in-capital for the same amount.

H      Reclassification of MEOA Class A common stock subject to possible redemption — assuming 50% redemptions

To record 50% of MEOA Class A common stock redemptions, 479,449 shares of MEOA Class A common stock subject to redemption. The adjustment will reduce cash by $5.2 million (50% of the cash remaining in trust), additional paid in capital by $5.2 million, and New Digerati’s Common Stock by $48 for the par value of the shares. The adjustment to record the issuance of 2,024,000 MEOA Founder Shares upon the Business Combination. Adjustment to decrease the combined company’s Class A common stock, based on a $0.0001 par value, of $38, with a corresponding decrease to additional paid-in capital of $38.

I        Reclassification of MEOA Class A common stock subject to possible redemption — assuming maximum redemptions

To record the maximum number of MEOA Class A common stock redemptions, 958,897 shares of MEOA Class A common stock will be subject to redemption. The adjustment will reduce cash by $5.2 million, additional paid in capital by $5.2 million, and New Digerati’s Common Stock by $48 for the par value of the shares.

J       Reversal of cash payments

Under the maximum redemption scenario, adjustment to reverse MEOA related party debt previously accounted for in the no redemption scenario. Under the maximum redemption scenario, the Company will not have sufficient cash to pay the above monies owed. Adjustment to increase cash by $1.8 million and to increase the corresponding liabilities.

K      Founder Shares assuming maximum redemption

Adjustment to reflect the issuance of 1,771,000 Founder Shares in accordance with the forfeiture schedule per the Business Combination Agreement and the Sponsor Letter Agreement. Adjustment to decrease par value by $25 and a corresponding increase to additional paid-in capital of $25.

Adjustments to the Unaudited Pro Forma Condensed Combined Statement of Operations

The transaction accounting adjustments included in the unaudited pro forma condensed combined statement of operations for the six months ended January 31, 2023 and year ended July 31, 2022 are as follows:

aa     Formation costs

Represents elimination of MEOA formation and operating costs. These are non-recurring expenses.

ab     Gain (loss on derivative instruments)

Adjustment to eliminate the gain (loss) on the derivative pertaining to Digerati’s warrants. Upon the Business Combination, Digerati’s outstanding warrants will convert into shares of New Digerati Common Stock.

ac     Exclusion of interest income

Represents elimination of interest earned on cash and marketable securities held in the trust account.

ad     Non-controlling interests

Adjustment to eliminate gain (loss) on noncontrolling interests. Upon the Business Combination, the noncontrolling interests will be acquired and will be included in shares of New Digerati Common Stock.

ae     Digerati dividend on Series A Convertible Preferred stock

Adjustment to eliminate Digerati’s dividend on Series A Convertible Preferred Stock. Upon the Business Combination, Digerati’s Series A Convertible Preferred Stock will be acquired and will be included in shares of the Combined Class A common stock.

bb     Net loss per share

Represents the net loss attributable to common stockholders per share calculated using the historical weighted average shares of common stock outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since August 1, 2021. As the Business Combination and related transactions are being reflected as if they had occurred at the beginning of the periods presented, the calculation of weighted average shares of common stock outstanding for basic and diluted net loss attributable to common stockholders per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire period presented. If the maximum number of shares are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire period. The calculation of diluted loss per common stock does not consider the effect of the warrants issued in connection with the IPO since the inclusion of such warrants would be anti-dilutive.

INFORMATION ABOUT MEOA

MEOA’S BUSINESS

Overview

MEOA was incorporated in Delaware on February 18, 2021 and was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses. While MEOA may pursue an initial business combination target in any business, industry or geographical location, given the experience of MEOA’s management team, it initially focused on acquiring a business combination target that is a Minority Owned Business, such that, immediately following the completion of MEOA’s initial business combination, MEOA would qualify as a Minority Controlled Business. MEOA has until May 30, 2023 to consummate a business combination.

On September 2, 2022, MEOA announced that on August 30, 2022, an affiliate of the Sponsor deposited into the Trust Account $1,265,000 to extend the date by which the Business Combination may be consummated from August 30, 2022 to November 30, 2022. Thereafter, at the Extension Meeting, MEOA’s stockholders approved an amendment to the Current Charter to extend the date by which MEOA must consummate an initial business combination from November 30, 2022 up to six (6) one-month extensions to May 30, 2023. MEOA filed a certificate of amendment to its Current Charter on November 29, 2022 with the Secretary of State of the State of Delaware to effect such extension. As per such extension, an additional $83,333.33 must be deposited into the Trust Account for each month extended.

If MEOA does not complete its initial business combination on or prior to May 30, 2022, it will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible, but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to MEOA to pay its franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (iii) as promptly as reasonably possible following such redemption, subject to the approval of MEOA’s remaining stockholders and its board of directors, dissolve and liquidate, subject in each case to its obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. In such case, MEOA’s Public Stockholders may only receive $11.15 per share based upon the amount in the Trust Account as of the Record Date (or less in certain circumstances), and its warrants will expire worthless.

Offering Proceeds Held in Trust

The registration statement for MEOA’s IPO was declared effective on August 25, 2021. On August 30, 2021 MEOA consummated the Initial Public Offering of 12,650,000 Units (which included the Public Shares), at $10.00 per unit, generating gross proceeds of $126,500,000. Simultaneously with the closing of the IPO, MEOA consummated the sale of 6,027,500 Private Placement Warrants at a price of $1.00 per Private Placement Warrant in a private placement to the Sponsor, generating gross proceeds of $6,027,500.

Following the closing of the Initial Public Offering on August 30, 2021, an amount of $128,397,500 ($10.15 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants was placed in the Trust Account and will only be invested in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations. Except with respect to interest earned on the funds held in the Trust Account that may be released to MEOA to pay its franchise and income tax obligations (less up to $100,000 of interest to pay dissolution expenses), the proceeds from the IPO and the sale of the Private Placement Warrants will not be released from the Trust Account until the earliest of (a) the completion of MEOA’s initial business combination, (b) the redemption of any Public Shares properly submitted in connection with a stockholder vote to amend MEOA’s certificate of incorporation (i) to modify the substance or timing of MEOA’s obligation to redeem 100% of its Public Shares if it does not complete its initial business combination on or prior to May 30, 2023; or (ii) with respect to any other material provision relating to stockholders’ rights or pre-business combination activity; and (c) the redemption of MEOA’s Public Shares if it is unable to complete its initial business combination on or prior to May 30, 2023, subject to applicable law. The proceeds deposited in the Trust Account could become subject to the claims of MEOA’s creditors, if any, which could have priority over the claims of its Public Stockholders.

In connection with the Extension Meeting, the holders of 11,691,103 Public Shares exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account. As a result of such redemptions, approximately $120.8 million (approximately $10.33 per share), representing approximately 92% of the assets held in the Trust Account prior to such redemptions, was removed from the Trust Account to pay such holders.

As of the Record Date, assets held in the Trust Account were comprised of cash and cash equivalents of approximately $10.7 million.

Business Combination Activities

On August 30, 2022, MEOA entered into the Business Combination Agreement. As a result of the transaction, Digerati will become MEOA’s wholly-owned subsidiary, and MEOA will change its name to “Verve Technologies Corporation.” In the event that the Business Combination is not consummated on or prior to May 30, 2023, MEOA will be required to dissolve and liquidate and its corporate existence will cease and it will distribute the proceeds held in the Trust Account to its Public Stockholders. On September 2, 2022, MEOA announced that on August 30, 2022, an affiliate of the Sponsor deposited into the Trust Account $1,265,000 to extend the date by which the Business Combination may be consummated from August 30, 2022 to November 30, 2022. Thereafter, at the Extension Meeting, MEOA’s stockholders approved an amendment to the Current Charter to extend the date by which MEOA must consummate an initial business combination from November 30, 2022 up to six (6) one-month extensions to May 30, 2023. MEOA filed a certificate of amendment to its Current Charter on November 29, 2022 with the Secretary of State of the State of Delaware to effect such extension. As per such extension, an additional $83,333.33 must be deposited into the Trust Account for each month extended.

Redemption Rights

Pursuant to the Current Charter, MEOA’s stockholders (except the Initial Stockholders) will be entitled to redeem their Public Shares for a pro rata share of the Trust Account (currently anticipated to be approximately $11.15 per share of Class A Common Stock for stockholders based upon the amount in the Trust Account as of the Record Date) net of taxes payable. The Initial Stockholders do not have redemption rights with respect to any shares of Common Stock owned by them, directly or indirectly.

Automatic Dissolution and Subsequent Liquidation of Trust Account if No Business Combination

If MEOA does not complete a business combination on or prior to May 30, 2023, MEOA will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to MEOA to pay its franchise and income taxes (less up to $100,000 of interest to pay liquidation expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of MEOA’s remaining stockholders and its Board, dissolve and liquidate, subject in each case to MEOA’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to MEOA’s warrants, which will expire worthless if it fails to complete its initial business combination on or prior to May 30, 2023.

The proceeds deposited in the Trust Account could, however, become subject to claims of MEOA’s creditors that are in preference to the claims of its Public Stockholders. Although MEOA will seek to have all vendors, service providers, prospective target businesses or other entities with which it does business execute agreements with it waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of its Public Stockholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against MEOA’s assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, MEOA will perform an analysis of the alternatives available to it and will only enter into an agreement with a third-party that has not executed a waiver if management believes that such third-party’s engagement would be significantly more beneficial to MEOA than any alternative. Examples of possible instances where MEOA may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver.

In addition, there is no guarantee that entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with MEOA and will not seek recourse against the Trust Account for any reason. In order to protect the amounts held in the Trust Account, MEOA’s Sponsor has agreed that it will be liable to MEOA if and to the extent any claims by a vendor for services rendered (other than MEOA’s independent public accountants) or products sold to MEOA, or a prospective target business with which MEOA has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.15 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.15 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under MEOA’s indemnity of the underwriters of its Initial Public Offering against certain liabilities, including liabilities under the Securities Act. However, MEOA has not asked its Sponsor to reserve for such indemnification obligations, nor has MEOA independently verified whether its Sponsor has sufficient funds to satisfy its indemnity obligations. Therefore, MEOA cannot assure you that its Sponsor would be able to satisfy those obligations. None of MEOA’s officers or directors will indemnify it for claims by third parties, including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.15 per share of Class A Common Stock and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account is less than $10.15 per share due to reductions in the value of the trust assets, in each case net of the interest that may be withdrawn to pay taxes, and MEOA’s Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, MEOA’s independent directors would determine whether to take legal action against its Sponsor to enforce its indemnification obligations. While MEOA currently expects that its independent directors would take legal action on its behalf against its Sponsor to enforce its indemnification obligations to MEOA, it is possible that MEOA’s independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, MEOA cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.15 per share of Class A Common Stock.

If MEOA files a bankruptcy petition or an involuntary bankruptcy petition is filed against it that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in its bankruptcy estate and subject to the claims of third parties with priority over the claims of MEOA’s Public Stockholders. To the extent any bankruptcy claims deplete the Trust Account, MEOA cannot assure you that it will be able to return $10.15 per share to its Public Stockholders. Additionally, if MEOA files a bankruptcy petition or an involuntary bankruptcy petition is filed against MEOA that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover some or all amounts received by MEOA’s Public Stockholders. Furthermore, MEOA’s Board may be viewed as having breached its fiduciary duty to its creditors and/or may have acted in bad faith, thereby exposing itself and MEOA to claims of punitive damages, by paying public stockholders from the Trust Account prior to addressing the claims of creditors. MEOA cannot assure you that claims will not be brought against it for these reasons.

The initial stockholders, Sponsor, executive officers and directors have entered into a letter agreement with MEOA, pursuant to which they have agreed to (i) waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of the initial Business Combination; (ii) waive their redemption rights with respect to their Founder Shares and Public Shares in connection with a stockholder vote to approve an amendment to the certificate of incorporation: (A) to modify the substance or timing of MEOA’s obligation to redeem 100% of the Public Shares if MEOA does not complete the initial Business Combination within the Combination Period; or (B) with respect to any other material provision relating to stockholders’ rights or pre-initial Business Combination activity; and (iii) waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if MEOA fails to complete the initial Business Combination within the Combination Period, although they will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares they hold if MEOA fails to complete the initial Business Combination within the Combination Period.

Facilities

MEOA maintains its principal executive offices at 100 Executive Court, Waxahachie, Texas 75165. MEOA considers its current office space adequate for its current operations.

Employees

MEOA has two executive officers. These individuals are not obligated to devote any specific number of hours to MEOA’s matters but they intend to devote only as much time as they deem necessary to MEOA’s affairs until it has completed its initial business combination. The amount of time they will devote in any time period has varied and will vary based on whether a target business has been selected for its initial business combination and the stage of the initial business combination process MEOA is in. MEOA does not intend to have any full time employees prior to the completion of its initial business combination.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS OF MEOA

The following discussion and analysis of MEOA’s financial condition and results of operations should be read in conjunction with the unaudited interim condensed consolidated financial statements and the notes thereto contained elsewhere in this proxy statement/prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties.

We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions about us that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “continue,” or the negative of such terms or other similar expressions. Factors that might cause or contribute to such a discrepancy include, but are not limited to, those described under the heading “Risk Factors” in this proxy statement/prospectus and in our other SEC filings.

Overview

We are a blank check company incorporated on February 18, 2021 as a Delaware corporation and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”).

Our sponsor is Minority Equality Opportunities Acquisition Sponsor, LLC, a Delaware limited liability company (the “Sponsor”). The registration statement for our Initial Public Offering was declared effective on August 25, 2021. On August 30, 2021, we consummated our Initial Public Offering (the “IPO”) of 12,650,000 Units, which included the full exercise by the underwriters of the over-allotment option to purchase an additional 1,650,000 Units, at $10.00 per Unit, generating gross proceeds of $126,500,000. Transaction costs amounted to $8,998,713, consisting of $2,403,500 of underwriting fees, $4,554,000 of deferred underwriting fees, $586,779 of other offering costs, and $1,454,434 of the fair value of the representative’s common stock. Of the $8,998,713 aggregate transaction costs, $741,209 was allocated to expense associated with the warrant liability.

We issued 158,125 shares of Class A Common Stock, with a fair value of $1,454,434, to Maxim, the representative of the underwriters, which is deemed compensation by FINRA and therefore subject to a lock-up for a period of 180 days immediately following the commencement of sales of the IPO. Additionally, Maxim has agreed not to transfer, assign or sell any such shares until the completion of our initial Business Combination. In addition, Maxim has agreed (i) to waive its redemption rights with respect to such shares in connection with the completion of our initial Business Combination and (ii) to waive its rights to liquidating distributions from the Trust Account with respect to such shares if we fail to complete our initial Business Combination on or prior to May 30, 2023.

Simultaneously with the closing of the IPO, we consummated the sale of an aggregate of 6,027,500 warrants (the “Private Placement Warrants”) at a price of $1.00 per warrant in a private placement to our Sponsor and to Maxim Partners LLC, generating gross proceeds to us of $6,027,500. A total of 5,395,000 Private Placement Warrants were issued to the Sponsor and a total of 632,500 Private Placement Warrants were issued to Maxim Partners LLC.

Upon the closing of the Initial Public Offering and the Private Placement, an amount of $128,397,500 ($10.15 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants was placed in the Trust Account and will only be invested in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations. Except with respect to interest earned on the funds held in the Trust Account that may be released to our company to pay our franchise and income tax obligations (less up to $100,000 of interest to pay dissolution expenses), the proceeds from the IPO and the sale of the Private Placement Warrants will not be released from the Trust Account until the earliest of: (a) the completion of our initial Business Combination; (b) the redemption of any Public Shares properly submitted in connection with a stockholder vote to amend our certificate of incorporation: (i) to modify the substance or timing of our obligation to redeem 100% of the Public Shares if we do not complete the initial Business Combination on or prior to May 30, 2023; or (ii) with respect to any other material provision relating to stockholders’ rights or pre-Business Combination activity; and (c) the redemption of the Public Shares if we are unable to complete the initial Business

Combination on or prior to May 30, 2023, subject to applicable law. In connection with the Extension Meeting, the holders of 11,691,103 Public Shares exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account. As a result of such redemptions, approximately $120.8 million (approximately $10.33 per share), representing approximately 92% of the assets held in the Trust Account prior to such redemptions, was removed from the Trust Account to pay such holders.

Our management has broad discretion with respect to the specific application of the net proceeds of the IPO and the sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination.

We have until May 30, 2023 (the “Combination Period”) to complete the initial Business Combination. Pursuant to the Current Charter and the trust agreement entered into between us and Continental Stock Transfer & Trust Company, as amended, a deposit in the amount of $83,333.33 must be made into the Trust Account for each month extended until May 30, 2023. If we are unable to complete the initial Business Combination on or prior to May 30, 2023, we will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible, but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to us to pay the franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and the board of directors, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the warrants, which will expire worthless if we fail to complete the initial Business Combination on or prior to May 30, 2023.

Business Combination Agreement

On August 30, 2022, we entered into the Business Combination Agreement with Merger Sub and Digerati. The Business Combination Agreement and the transactions contemplated thereby were approved by the board of directors of each of MEOA and Digerati. The Business Combination Agreement provides for, among other things, that Merger Sub will merge with and into Digerati, with Digerati as the surviving company in the merger (the “Surviving Company”) and, after giving effect to such merger, Digerati shall be our wholly-owned subsidiary. In addition, we will be renamed Verve Technologies Corporation.

In accordance with the terms and subject to the conditions of the Business Combination Agreement, as amended, at the Effective Time, based on an implied equity value of Digerati of $71,080,810, (i) each share of MEOA Class A Common Stock and MEOA Class B Common Stock issued and outstanding immediately prior to the Effective Time will become one share of New Digerati Common Stock, (ii) each share of Digerati Common Stock outstanding as of immediately prior to the Effective Time (which, for the avoidance of doubt, will include shares of Digerati Common Stock issued upon the exercise of the Post Road Warrant and upon the conversion of the Digerati Series B Preferred Stock and Digerati Series C Preferred Stock, which exercise and conversions shall occur prior to the Effective Time) will be automatically cancelled and extinguished and converted into a right to receive shares of New Digerati Common Stock, (iii) each share of capital stock of Merger Sub issued and outstanding as of immediately prior to the Effective Time will be automatically cancelled and extinguished and converted into one share of common stock of the Surviving Company, (iv) all vested and unvested Digerati Options will be assumed by New Digerati and thereafter be settled or exercisable for shares of New Digerati Common Stock, (v) each Rollover Warrant (other than the Post Road Warrant, which shall be exercised prior to the Effective Time) will be assumed by New Digerati and thereafter be a warrant to purchase shares of New Digerati Common Stock; provided, however, that the Bridge Loan Warrants (although they will be assumed by New Digerati) are not a part of the implied equity value of Digerati, and (vi) each share of Rollover Preferred Stock will be assumed by New Digerati and thereafter be convertible into shares of New Digerati Common Stock.

On February 14, 2023, the parties to the Business Combination Agreement entered into the February Amendment to increase the implied equity value of Digerati from $68,680,807 to $71,080,810 to give effect to the issuance by Digerati to Maxim, immediately prior to the Closing of the Business Combination, of such number of shares of Digerati Common Stock as would be exchanged for an aggregate of 240,000 shares of New Digerati Common Stock upon the

Closing of the Business Combination as partial compensation for financial advisory services that Maxim provided to Digerati in connection with the Business Combination. The February Amendment also clarified that the shares of Digerati Common Stock underlying the Bridge Loan Warrants would not be part of the implied equity value of Digerati of $71,080,810 and it clarified that none of the shares underlying any of the convertible promissory notes of Digerati that are outstanding upon the Closing of the Business Combination are part of the implied equity value of Digerati of $71,080,810. A copy of the February Amendment is attached as Annex A-2 to this proxy statement/prospectus.

On February 24, 2023, the parties to the Business Combination Agreement entered into an Amendment No. 2 to Business Combination Agreement, which, among other things, extends the Termination Date (as defined in the Business Combination Agreement) from February 25, 2023 to April 28, 2023. A copy of Amendment No. 2 to Business Combination Agreement is attached as Annex A-3 to this proxy statement/prospectus.

The Business Combination is expected to close in MEOA’s second calendar quarter of 2023, following the receipt of the required approval by our stockholders and the fulfillment of other customary closing conditions.

Recent Developments

On August 30, 2022, an affiliate of our Sponsor funded an extension loan in the amount of $1,265,000 and caused such amount to be deposited into the Trust Account in order provide additional time for our company to complete an initial business combination. The loan is unsecured and non-interest bearing. If we complete an initial business combination on or prior to May 30, 2023, we will, at the option of our Sponsor (or its affiliate), (i) repay the extension loan out of the proceeds of our Trust Account that are released to our company, or (ii) convert a portion or all of the loan into warrants to purchase shares of our common stock at a price of $1.00 per warrant, which warrants will be identical to the Private Placement Warrants issued to our Sponsor at the time of our IPO. If we do not complete our initial business combination on or prior to May 30, 2023, we will only repay the extension loan from funds held outside of our Trust Account.

On September 3, 2021, an affiliate of our Sponsor funded a working capital loan in the amount of up to $500,000. The loan is unsecured and non-interest bearing. If we complete an initial business combination on or prior to May 30, 2023, we will, at the option of our Sponsor (or its affiliate), (i) repay the loan out of the proceeds of our Trust Account that are released to our company, or (ii) convert a portion or all of the loan into warrants to purchase shares of our common stock at a price of $1.00 per warrant, which warrants will be identical to the Private Placement Warrants issued to our Sponsor at the time of our IPO. If we do not complete our initial business combination on or prior to May 30, 2023, we will only repay the working capital loan from funds held outside of our Trust Account.

At the Extension Meeting, MEOA’s stockholders approved an amendment to the Current Charter to extend the date by which MEOA must consummate an initial business combination from November 30, 2022 up to six (6) one-month extensions to May 30, 2023. MEOA filed a certificate of amendment to its Current Charter on November 29, 2022 with the Secretary of State of the State of Delaware to effect such extension. As per such extension, an additional $83,333.33 must be deposited into the Trust Account for each month extended. As of the date of this proxy statement/prospectus, an aggregate of $416,666.65 has been deposited into the Trust Account in connection with five one-month extensions. The funds for such extensions were provided by Digerati pursuant to an agreement dated November 9, 2022 between MEOA and Digerati whereby, among other things, Digerati agreed to provide up to $500,000 to be deposited into the Trust Account to extend the business combination period up to six times (for a total extension of six months from November 30, 2022).

Liquidity, Capital Resources and Going Concern Considerations

As of December 31, 2022, we had $407,250 in cash and working capital deficit of $2,517,615.

Our liquidity needs up to December 31, 2022 had been satisfied through a capital contribution from our Sponsor of $25,000 for the Founder Shares and the loan under an unsecured promissory note from our Sponsor of up to $300,000. After consummation of the IPO on August 30, 2021, we had approximately $1.6 million in our operating bank account, and working capital of approximately $0.8 million. On September 3, 2021, our Sponsor agreed to provide us with loans in such amounts as may be required to fund our working capital requirements up to an aggregate of $500,000. In addition, in order to finance transaction costs in connection with a Business Combination, our Sponsor or an affiliate of our Sponsor or certain of our officers and directors may, but are not obligated to, provide us Working Capital Loans.

On February 28, 2022, March 21, 2022, and September 19, 2022, our Sponsor (or an affiliate of our Sponsor) agreed to loan to us $174,000, $163,000, and $163,000, respectively, as part of the Working Capital Loans. The promissory notes are non-interest bearing and payable upon consummation of our initial Business Combination. At the lender’s discretion, the promissory notes may be repayable in warrants of the post Business Combination entity at a price of $1.00 per warrant. As of December 31, 2022, there was $500,000 of borrowings. We assessed the provisions of the convertible promissory notes under ASC 815-15. The derivative component of the obligations is initially valued and classified as derivative liabilities with an offset to a discount on the promissory notes. To calculate the value of the embedded derivative the Monte Carlo Model was utilized to fair value the underlying warrants and the compound option. The fair value of the conversion feature was zero at the dates of issuance and at December 31, 2022.

Based on the foregoing, management believes that we will not have sufficient working capital and borrowing capacity to meet our needs through the earlier of the consummation of a Business Combination or May 30, 2023. Over this time period, we will be using these funds for paying existing accounts payable, identifying and evaluating prospective initial Business Combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the Business Combination.

We are within 12 months of our mandatory liquidation date as of the date of this proxy statement/prospectus. In connection with our assessment of going concern considerations in accordance with Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” we have until May 30, 2023 to consummate a Business Combination. It is uncertain that we will be able to consummate a Business Combination by this time, as it may be extended. If a Business Combination is not consummated by this date, there will be a mandatory liquidation and subsequent dissolution of our company. Management has determined that insufficient working capital and the mandatory liquidation, should a Business Combination not occur, and potential subsequent dissolution raises substantial doubt about our ability to continue as a going concern.

The condensed consolidated financial statements included in this proxy statement/prospectus do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should we be unable to continue as a going concern.

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic and the Russian military action in Ukraine and has concluded that while it is reasonably possible that the virus and/or such military action could have a negative effect on our financial position, results of its operations, and/or search for a target company, the specific impact is not readily determinable as of the date of the condensed consolidated financial statements included in this proxy statement/prospectus. The condensed consolidated financial statements included in this proxy statement/prospectus do not include any adjustments that might result from the outcome of this uncertainty.

Inflation Reduction Act of 2022

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly traded foreign corporations occurring on or after January 1, 2023. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax.

Any redemption or other repurchase that occurs after December 31, 2022, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Whether and to what extent we would be subject to the excise tax in connection with a Business Combination, extension vote or otherwise would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, extension or otherwise, (ii) the structure of a Business Combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with a Business Combination (or otherwise issued not in connection with a Business Combination but issued within the same taxable year of a Business Combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by us and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash available on hand to complete a Business Combination and in our ability to complete a Business Combination.

Results of Operations

As of December 31, 2022, we had not commenced any operations. All activity for the period from February 18, 2021 (inception) through December 31, 2022 relates to our formation and the Initial Public Offering and search for a target for our initial Business Combination. We have neither engaged in any operations nor generated any revenues to date. We will not generate any operating revenues until after the completion of our initial Business Combination, at the earliest. We will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the Initial Public Offering. We expect to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the fiscal year ended December 31, 2022, we had a net income of $5,940,296, which included a gain from the change in fair value of warrant liabilities of $6,659,839, benefit from income tax of $253,660, capital gains on trust of $8 and interest income earned on cash held in Trust Account of $1,515,362, offset by formation and operating costs of $2,006,244.

Contractual Obligations

We do not have any long-term debt obligations, capital lease obligations, operating lease obligations, purchase obligations or long-term liabilities.

Administrative Services Agreement

On August 25, 2021 we entered into an Administrative Support Agreement (the “Support Agreement”) with Sphere 3D Corp. (“Sphere”), an affiliate of our Sponsor, pursuant to which we agreed that, commencing on the date that our securities were first listed on the NASDAQ Capital Market, we would pay to Sphere $10,000 per month for office space, utilities and secretarial and administrative support services. Upon the earlier of the completion of the initial Business Combination or our liquidation, we will cease paying such monthly fees. The Support Agreement was amended on May 16, 2022, at which time MEOA and Sphere agreed that, notwithstanding anything in the Support Agreement to the contrary, the monthly payment referenced in clause (i) of the Support Agreement shall, beginning with respect to the monthly period that began on February 26, 2022 and ended on March 25, 2022, and continuing thereafter until the earlier of the consummation of our initial business combination or our liquidation, accrue without interest thereon and be due and payable on the earlier of the consummation of our initial business combination or our liquidation. The Support Agreement was further amended in January 2023 to provide that we would pay to Sphere an amount equal to $100,000 to be applied against accrued payments under the Support Agreement plus up to an additional amount equal to $25,000 to be applied against any remaining accrued payments, with the balance to be applied against future fees under the Support Agreement.

Registration Rights

The holders of the Founder Shares, the shares of Class A common stock that were issued to the representative of the underwriters in the IPO, Private Placement Warrants, and warrants that may be issued upon conversion of Working Capital Loans and/or Extension Loans (and any shares of Class A Common Stock issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans and/or Extension Loans and upon conversion of the Founder Shares) are entitled to registration rights pursuant to a registration rights agreement dated August 25, 2021, requiring us to register such securities for resale (in the case of the Founder Shares, only after conversion to Class A Common Stock). The holders of these securities are entitled to make up to three demands, excluding short form demands, that we register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the initial Business Combination. Notwithstanding the foregoing, the underwriters may not exercise their demand and “piggyback” registration rights after five and seven years after the effective date of the registration statement for the IPO and may not exercise their demand rights on more than one occasion.

Underwriting Agreement

The underwriter had a 45-day option from the date of the IPO to purchase up to an aggregate of 1,650,000 additional Units at the public offering price less the underwriting commissions to cover over-allotments, if any. On August 30, 2021, the underwriter fully exercised its over-allotment option.

The underwriter is entitled to a deferred underwriting discount of 3.6% of the gross proceeds of the Initial Public Offering, which included the exercise of the over-allotment option, or $4,554,000, held in the Trust Account upon the completion of our initial Business Combination subject to the terms of the underwriting agreement. On August 30, 2022, the Company amended the underwriting agreement to reflect a commission value equal to the product of (i) $4,554,000 and (ii) 1 minus the quotient resulting by dividing the percentage of redemptions of all Public Shares that were originally issued in the Initial Public Offering by 2. Additionally, the payment of the deferred underwriting commission shall be paid in cash but shall be subordinate to the payments of up to $2,500,000 of Sponsor loans to the Company and up to $2,500,000 of debt repayment to other parties.

Financial Advisory Agreements

In November 2021, we entered into agreements with PGP Capital Advisors and Vaughan Capital Advisors whereby such entities would provide financial advisory services to MEOA. Pursuant to such agreements, we would pay monthly fees to such advisors in the aggregate amount of $25,000 and would reimburse such advisors for their out-of-pocket costs and expenses. We also agreed to pay to such advisors an aggregate success fee upon the closing of a business combination transaction equal to the sum of: (i) three percent of the transaction value of the target company in such business combination up to $100 million, plus (ii) two percent of the transaction value of the target company greater than $100 million up to $200 million, plus (iii) one percent of the transaction value of the target company above $200 million. The success fee shall be reduced by the monthly fees previously paid to the financial advisors. The financial advisors shall have the option to receive an equivalent dollar amount of warrants and/or shares of our Class A Common Stock in lieu of cash up to twenty percent of the success fee payable.

On August 30, 2022, we amended the agreements with our financial advisors to provide for a $40,000 retainer payment to be paid within forty-five (45) days following the amendment and to provide that if the proposed Business Combination with Digerati closes, the advisors shall be entitled to an aggregate success fee upon the closing of the Business Combination equal to two percent of the transaction value of Digerati up to $100 million, with such success fee to be reduced by the aggregate amount of all payments to the advisors prior to the closing.

Recent Accounting Pronouncements

Management does not believe that any other recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on our condensed consolidated financial statements.

Critical Accounting Policies

Offering Costs

We comply with the requirements of ASC 340-10-S99-1. Deferred offering costs consists of legal, accounting, underwriting fees and other costs incurred through the balance sheet date that are directly related to the Public Offering. Offering costs are allocated to the separable financial instruments to be issued in the IPO based on a relative fair value basis, compared to total proceeds received. Upon closing of the IPO on August 30, 2021, offering costs associated with warrant liabilities were expensed, and offering costs associated with the Class A common stock were charged to temporary equity. Transaction costs amounted to $8,998,713, of which $741,209 were allocated to expense associated with the warrant liability.

Convertible Instruments

We account for our promissory notes that feature conversion options in accordance with ASC No. 815, Derivatives and Hedging Activities (“ASC No. 815”). ASC No. 815 requires companies to bifurcate conversion options from their host instruments and account for them as freestanding derivative financial instruments according to certain criteria. The criteria includes circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) a promissory note that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable GAAP with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument.

Class A Common Stock Subject to Possible Redemption

We account for our Class A common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Class A common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to possible redemption upon the occurrence of uncertain events not solely within our control) is classified in temporary equity. At all other times, common stock is classified as stockholders’ equity. Our Class A common stock feature certain redemption rights that are considered to be outside of our control and subject to occurrence of uncertain future events. Accordingly, at September 30, 2022 and December 31, 2021, the 12,650,000 shares of Class A common stock is presented at redemption value as temporary equity, outside of the stockholders’ deficit section of our balance sheets. There was no change to redemption value at September 30, 2022 since the incurred taxes exceed the interest earned inception to date. The dissolution expense of $100,000 is not included in the redemption value of the shares subject to possible redemption since it is only taken into account in the event of our liquidation. In connection with the Extension Meeting, stockholders holding 11,691,103 Public Shares exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account. As a result of such redemptions, approximately $120.8 million (approximately $10.33 per share), representing approximately 92% of the assets held in the Trust Account prior to such redemptions, was removed from the Trust Account to pay such holders.

Net Income (Loss) Per Common Stock

We have two classes of shares, Class A common stock and Class B common stock. Earnings and losses are shared pro rata between the two classes of shares. We have not considered the effect of the outstanding warrants to purchase 18,677,500 shares of Class A common stock in the calculation of diluted income per share, since their exercise is contingent upon future events. As a result, diluted net income per common stock is the same as basic net income per common stock for the periods.

Derivative Financial Instruments

We evaluated the financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, “Derivatives and Hedging”. Derivative instruments are initially recorded at fair value on the grant date and re-valued at each reporting date, with changes in the fair value reported in the statements of operations. Derivative assets and liabilities are classified in the balance sheets as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date.

Warrant Liability

We evaluated the Public Warrants and Private Placement Warrants to be issued in the IPO (collectively, “Warrants”) in accordance with ASC 815-40, “Derivatives and Hedging — Contracts in Entity’s Own Equity” and concluded that a provision in the Warrant Agreement related to certain tender or exchange offers precludes the Warrants from being accounted for as components of equity. As the Warrants meet the definition of a derivative as contemplated in ASC 815, the Warrants will be recorded as derivative liabilities on the balance sheets and measured at fair value at inception (on the date of the IPO) and at each reporting date in accordance with ASC 820, “Fair Value Measurement”, with changes in fair value recognized in the statements of operations in the period of change.

Off-Balance Sheet Arrangements

As of December 31, 2022, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K.

Inflation

We do not believe that inflation had a material impact on our business, revenues or operating results during the period presented.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart our Business Startups Act of 2012 (the “JOBS Act”), and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our condensed consolidated financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

INFORMATION ABOUT DIGERATI

Overview

Digerati Technologies, Inc., a Nevada corporation (including our subsidiaries, “we,” “us” or “Digerati”), through its operating subsidiaries in Texas, Florida, and California that includes Shift8 Networks, Inc., dba, T3 Communications, T3 Communications, Inc. (both referred to herein as “T3”), Nexogy Inc. and NextLevel Internet, Inc., provides cloud services specializing in Unified Communications as a Service (“UCaaS”) and broadband connectivity solutions for the business market. Our product line includes a portfolio of Internet-based telephony products and services delivered through our cloud application platform and session-based communication network and network services including Internet broadband, fiber, mobile broadband, and cloud WAN solutions (SD WAN). We provide enterprise-class, carrier-grade services to the small-to-medium-sized business (“SMB”) at cost-effective monthly rates. Our UCaaS or cloud communication services include fully hosted IP/PBX, video conferencing, mobile applications, Voice over Internet Protocol (“VoIP”) transport, SIP trunking, and customized VoIP services all delivered Only in the Cloud™. Our broadband connectivity solutions for the delivery of digital oxygen are designed for reliability, business continuity and to optimize bandwidth for businesses using Digerati’s cloud communication services and other cloud-based applications.

As a provider of cloud communications solutions to the SMB, we are seeking to capitalize on the migration by businesses from the legacy telephone network to the Internet Protocol (“IP”) telecommunication network and the migration from hardware-based on-premise telephone systems to software-based communication systems in the cloud. Most SMBs are lagging in technical capabilities and advancement and seldom reach the economies of scale that their larger counterparts enjoy, due to their achievement of a critical mass and ability to deploy a single solution to a large number of workers. SMBs are typically unable to afford comprehensive enterprise solutions and, therefore, need to integrate a combination of business solutions to meet their needs. Cloud computing has revolutionized the industry and opened the door for businesses of all sizes to gain access to enterprise applications with affordable pricing. This especially holds true for cloud telephony applications, but SMBs are still a higher-touch sale that requires customer support for system integration, network installation, cabling, and troubleshooting. We have placed a significant emphasis on that “local” touch when selling, delivering, and supporting our services which we believe will differentiate us from the national providers that are experiencing high attrition rates due to poor customer support.

The adoption of cloud communication services is being driven by the convergence of several market trends, including the increasing costs of maintaining installed legacy communications systems, the fragmentation resulting from use of multiple on-premise systems, and the proliferation of personal smartphones used in the workplace. Today, businesses are increasingly looking for an affordable path to modernizing their communications system to improve productivity, business performance and customer experience. Modernization has also led to businesses adopting other cloud-based business applications, including CRM, payroll, and accounting software, placing an even more important emphasis on reliable Internet connectivity.

Our cloud solutions offer the SMB reliable, robust, and full-featured services at affordable monthly rates that eliminates high-cost capital expenditures and provides for integration with other cloud-based systems. By providing a variety of comprehensive and scalable solutions, we can cater to businesses of different sizes on a monthly subscription basis, regardless of the stage of development for the business.

Recent Developments

Acquisitions

On February 4, 2022, Digerati closed on the acquisition of Next Level Internet, Inc. (“NextLevel”). NextLevel, based in San Diego, California, is engaged in the business of providing cloud communications, Unified Communications as a Service (“UCaaS”), collaboration, contact center, managed broadband connectivity and other voice and data services to the SMB market. The acquisition of NextLevel expands Digerati’s growing nationwide footprint and adds a strong West Coast presence with nearly 1,000 SMB clients in California.

On December 31, 2021, Digerati closed on the acquisition of substantially all of the assets of Skynet Telecom LLC (“Skynet”), a Texas-based provider of Voice Over Internet Protocol (“VoIP”) communication services, UCaaS, and broadband connectivity services to the SMB market. Pursuant to the Asset Purchase Agreement, Digerati acquired the customer base, certain equipment, certain intellectual property, inventory, contract rights, software and other licenses, and miscellaneous assets used in connection with the operation of Skynet’s telecommunications business.

On November 17, 2020, Digerati closed on the acquisitions of Nexogy, Inc. (“Nexogy”), and ActivePBX (“ActivePBX”), leading providers of cloud communication, UCaaS, and broadband solutions tailored for businesses.

As a combined business, NextLevel, Skynet, Nexogy, ActivePBX, and T3, will serve over 4,000 business customers and approximately 45,000 business users. The business model of the combined entities is supported by strong and predictable recurring revenue with high gross margins under contracts with business customers in various industries including banking, healthcare, financial services, legal, insurance, hotels, real estate, staffing, municipalities, food services, and education. The contribution from the acquisitions is expected to have an immediate and positive impact on the consolidated EBITDA of Digerati with additional improvements to be realized during FY2023 from the anticipated cost synergies and consolidation savings.

Products and Services

We provide a comprehensive suite of cloud services specializing in Unified Communications as a Service (“UCaaS”) solutions for the business market. Our product line includes a portfolio of Internet-based telephony products and services delivered through our cloud application platform and session-based communication network and network services including Internet broadband, fiber, mobile broadband, and cloud WAN or SD-WAN (Software-defined Wide Area Network) solutions. We provide enterprise-class, carrier-grade services to the SMB at cost-effective monthly rates. Our UCaaS or cloud communication services include fully hosted IP/PBX, video conferencing, mobile applications, Voice over Internet Protocol (“VoIP”) transport, SIP trunking, and customized VoIP services all delivered Only in the Cloud™. Our broadband connectivity solutions for the delivery of digital oxygen are designed for reliability, business continuity and to optimize bandwidth for businesses using Digerati’s cloud communication services and other cloud-based applications.

Voice over Internet Protocol Networks

The basic technology of traditional telecommunications systems was designed for slow mechanical switches. Communications over the traditional telephone network are routed through circuits that must dedicate all circuit resources to each call from its inception until the call ends, regardless of whether anyone is actually talking on the circuit. This circuit-switching technology incurs a significant cost per call and does not efficiently support the integration of voice with data services. Data networks, however, were designed for electronic switching. They break the data stream into small, individually addressed packages of data (“packets”) that are routed independently of each other from the origin to the destination. Therefore, they do not require a fixed amount of bandwidth to be reserved between the origin and destination of each call and they do not waste bandwidth when it is not being used for actual transmission of information. This allows multiple voice or voice and data calls to be pooled, resulting in these networks being able to carry more calls with an equal amount of bandwidth. Moreover, they do not require the same complex switching methods required by traditional voice telephone networks, instead using a multiplicity of routers to direct each packet to its destination and automatically routing packets around blockages, congestion, or outages.

Packet switching can be used within a data network or across networks, including the public Internet. The Internet itself is not a single data network owned by any single entity, but rather a loose interconnection of networks belonging to many owners that communicate using the Internet Protocol. By converting voice signals to digital data and handling the voice signals as data, it can be transmitted through the more efficient switching networks designed for data transmissions and through the Internet using the Internet Protocol. The transmission of voice signals as digitalized data streams over the Internet is known as VoIP. A VoIP network has the following advantages over traditional networks:

•        Simplification:    An integrated infrastructure that supports all forms of communication allows more standardization, a smaller equipment complement, and less equipment management.

•        Network Efficiency:    The integration of voice and data fills up the data communication channels efficiently, thus providing bandwidth consolidation and reduction of the costs associated with idle bandwidth. This combined infrastructure can support dynamic bandwidth optimization and a fault tolerant design. The differences between the traffic patterns of voice and data offer further opportunities for significant efficiency improvements.

•        Co-existence with traditional communication mediums:    IP telephony can be used in conjunction with existing public telephone system switches, leased and dial-up lines, PBXs and other customer premise equipment, enterprise LANs, and Internet connections. IP telephony applications can be implemented through dedicated gateways, which in turn can be based on open standards platforms for reliability and scalability.

•        Cost reduction:    Under the VoIP network, the connection is directly to the Internet backbone and as a result the telephony access charges, and settlement fees are avoided.

The growth of voice over the Internet was limited in the past due to poor sound quality caused by technical issues such as delays in packet transmission and by bandwidth limitations related to Internet network capacity and local access constraints. However, the expansion of Internet Protocol network infrastructure, improvements in packet switching and compression technology, new software algorithms and improved hardware have substantially reduced delays in packet transmissions and resulted in superior sound quality to that of the legacy telephone network. The continued improvement and expansion of the Internet Protocol network has resulted in the use of this technology for other communication media, including video conferencing and instant messaging.

Cloud Communications

Cloud communications are Internet-based voice and data communications where telecommunications applications, switching and storage are hosted by a third-party service provider outside of the organization using the services. Services are accessed by the user over the public Internet. Cloud telephony refers specifically to voice services and more specifically the replacement of conventional business telephone equipment (such as a PBX) with VoIP service hosted by a third-party service provider and delivered over the Internet.

We operate a cloud communication network that consists of a VoIP switching system and cloud telephony application platform. Our network allows us to provide end-to-end cloud telephony solutions designed to provide significant benefits to businesses of all sizes, with single or multiple locations. The integration of our cloud communication platform and global VoIP network allows us to provide our customers with virtually any type of telephony solution, including video conferencing, on a global basis.

Our cloud communication solutions, also known as UCaaS, are designed to minimize upfront capital costs, increase the scalability and flexibility of the customer’s communications network and service environment, provide robust features and functionality to increase productivity and reduce the overall cost of communications.

Broadband Connectivity

Broadband connectivity or Internet access is the ability of individuals and organizations to connect to the Internet using computer terminals, computers, and other devices and to access services or applications hosted on the Internet or in the cloud. Internet service providers (ISPs) deliver connectivity at a wide range of data transfer rates using various networking technologies.

We operate as an ISP in California and Florida through a broadband network engineered and built to deliver broadband solutions to our customers in the regional markets served by Digerati. Digerati’s broadband network utilizes various network technologies, including fiber and wireless technology. Our Internet Protocol (“IP”) layer of the ISP network incorporates SD WAN (Software-defined Wide Area Network) technology for optimization of bandwidth and business continuity. Digerati also deploys mobile broadband solutions to serve as a diverse network back-up for Internet connectivity.

Strategy

Our strategy is to target the small to medium-sized business market and capitalize on the wave of migration from the legacy telephone network to cloud telephony. We will continue to concentrate our sales and marketing efforts on developing vertically oriented solutions for targeted markets primarily focusing on municipalities, banking, healthcare, legal services, and real estate. In addition, we will continue to partner with our distributors and Value-Added

Resellers (“VARs”) to expand our customer base. Our typical VAR, also referred to as a Partner, is an information technology services firm, traditional PBX vendor, managed service provider, or systems integrator that has established relationships with businesses in its local market. These VARs are currently providing local customer support for other IT or PBX services but lack the technology infrastructure to provide cloud communication and VoIP services to their customers. Our strategy allows these VARs to focus on their strength of providing first tier support to their customers while we provide the second and third tier technical support required to operate a cloud communication and VoIP network. In addition, we transform our VARs’ business model by introducing new cloud telephony services and adding a new and lucrative recurring revenue stream that increases the VARs’ value proposition for its current and prospective customers.

Our cloud-based technology platform enables us and our VARs to deliver enhanced voice services to their business customers. The features supported on our cloud communication platform include all standard telephone features and value-added applications such as voicemail to email, VoIP peering, teleconferencing, IVR auto attendant, and dial-by-name directory. Our system provides our customers and VARs with a migration path from a traditional PBX system to a complete cloud-based PBX solution.

Our strategic initiatives to successfully meet our long-term business objectives include:

•        A continued emphasis on our UCaaS/cloud communication business, which operates in a segment of the telecommunications industry that continues to experience solid growth as businesses migrate from legacy phone systems to cloud-based telephony systems and implement hybrid ’stay at home’ teleworking environments.

•        Enhancements to our UCaaS solutions to include collaboration tools and integration with third-party systems that improves our business customers’ internal communication and engagement with underlying customers.

•        Continued enhancements to our broadband product portfolio and the delivery of “digital oxygen” to our business customers.

•        A disciplined approach to evaluating additional accretive acquisitions as we continue to target local and/or regional UCaaS/cloud telephony providers, which have excelled in their market with that “local” touch when serving their business customers. We will assimilate best practices from our acquisitions to optimize productivity and performance throughout the organization.

•        A continued focus on the U.S. market of SMBs, of which a significant portion has not yet migrated to a UCaaS or cloud communication solution.

•        A continued emphasis on our channel strategy that enables our agents and partners to offer cloud and session-based communication services to the business market, primarily the SMB.

•        Continued enhancement of our infrastructure and back-office systems to streamline operations and automate processes for efficiency, all which support both its organic and acquisition growth model.

•        Implementing a total support model (pre and post sales) for building a world-class service delivery and help desk organization.

Competitive Conditions

The cloud services industry, including the provisioning of cloud communications services, cloud connectivity, cloud storage and cloud computing, as well as carrier voice and data services, is highly competitive, rapidly evolving and subject to constant technological change and intense marketing by providers with similar products and services. We expect that new, smaller, but very agile competitors, specializing in providing service to regional and emerging markets at low margin and hence low cost, may have an impact on our market. Similarly, the business services market includes competitors who may be significantly larger and have substantially greater market presence, financial, technical, operational and marketing resources than we do, including Tier 1 carriers, cable companies and premise-based solutions providers that are implementing cloud communication services. In the event that such a competitor expends significant sales and marketing resources in one or several markets where we compete with them, we may not be able to compete successfully in those markets. Specialized cloud services providers, who focus on one or more cloud service or application, could adopt aggressive pricing and promotion practices that could impact our ability to compete. We also believe that competition will continue to increase, placing downward pressure on prices. Such pressure could adversely affect our gross margins if we are not able to reduce our costs commensurate with the price reductions of our competitors. In addition, the pace of technological change makes it impossible for us to predict whether we will face new competitors using different technologies to provide the same or similar services offered or proposed to be offered by us. If our competitors were to provide better and more cost-effective services than ours, we may not be able to increase our revenues or capture any significant market share.

The VoIP and Internet telephony market are highly competitive. Our competitors include major telecommunications carriers in the U.S., national UCaaS providers, and numerous small cloud telephony operators. We expect to face continuing competition based on price and service offerings from existing competitors and new market entrants in the future. The principal competitive factors in our market include price, coverage, customer service, technical response times, reliability, and network size/capacity. The competitive landscape is rapidly altering the number, identity, and competitiveness of the marketplace, and we are unable to determine with certainty the impact of potential consolidation in our industry.

Many of our competitors have substantially greater financial, technical, and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships in the industry than we have. As a result, certain of these competitors may be able to adopt more aggressive pricing policies that could hinder our ability to market our services. We believe that our key competitive advantages are our ability to deliver reliable, high quality voice service over the Internet in a cost-effective manner, superior customers service and our VAR distribution model. We cannot provide assurances, however, that these advantages will enable us to succeed against comparable service offerings from our competitors.

Government Regulation

As a provider of Internet voice communications services, we are subject to regulation in the U.S. by the FCC. Some of these regulatory obligations include contributing to the Federal Universal Service Fund, Telecommunications Relay Service Fund and federal programs related to number administration; providing access to E-911 services; protecting customer information; and porting phone numbers upon a valid customer request, and complying with rules to mitigate Robocalls under the federal TRACED Act, FCC’s STIR/SHAKEN protocols, and any response to Traceback requests from the FCC’s industry consortium- Industry Traceback Group. We are also required to pay state and local 911 fees and contribute to state universal service funds in those states that assess Internet voice communications services. We are a competitive local exchange carrier (CLEC) in Florida. We are subject to the same FCC regulations applicable to telecommunications companies, as well as regulation by the public utility commission in these states. Specific regulations vary on a state-by-state basis, but generally include the requirement to register or seek certification to provide telephone services, to file and update tariffs setting forth the terms, conditions, and prices for our intrastate services and to comply with various reporting, record-keeping, surcharge collection, and consumer protection requirements.

The effect of any future laws, regulations, and orders on our operations, including, but not limited to, our cloud-based communications and collaboration services, cannot be determined. But as a general matter, increased regulation and the imposition of additional funding obligations increases service costs that may or may not be recoverable from our customers, which could result in making our services less competitive with traditional telecommunications services if we increase our prices or decreasing our profit margins if we attempt to absorb such costs.

Federal, state, local and foreign governmental organizations are considering other legislative and regulatory proposals that would regulate and/or tax applications running over the Internet. We cannot predict whether new taxes will be imposed on our services, and depending on the type of taxes imposed, whether and how our services would be affected thereafter. Increased regulation of the Internet may decrease its growth and hinder technological development, which may negatively impact the cost of doing business via the Internet or otherwise materially adversely affect our business, financial condition, and results of operations.

Regulation of Internet-based Telecommunication Services in the United States

We have the necessary authority under Section 214 of the Communications Act to operate as a domestic and international telecommunications carrier. We are considered a non-dominant domestic interstate carrier subject to minimal regulation by the FCC. We are not required to obtain FCC authority to initiate or expand our domestic interstate operations, but we are required to obtain FCC approval to transfer control or discontinue service and are required to file various reports and pay various fees and assessments. In addition, we must offer service on a nondiscriminatory basis at just and reasonable rates and are subject to the FCC’s complaint jurisdiction. Generally, our international voice traffic is subject to minimal regulation by state and local jurisdictions.

As a competitive local exchange carrier (CLEC) in Florida. We are subject to the same FCC regulations applicable to telecommunications companies, as well as regulation by the public utility commission in Florida. As a CLEC, we are generally required to register or seek certification to provide certain services, to file and update tariffs setting forth the terms, conditions and prices for our intrastate services and to comply with various consumer protection, reporting, record-keeping, surcharge collection requirements.

The FCC requires Internet voice communications service providers, such as our company, to provide E-911 service in all geographic areas covered by the traditional wire-line E-911 network. Under the FCC’s rules, Internet voice communications providers must transmit the caller’s phone number and registered location information to the appropriate public safety answering point, or PSAP, for the caller’s registered location. The FCC also requires interconnected VoIP service providers to make Universal Service Fund (“USF”) contributions. We believe that our services are currently compliant with all applicable requirements of the FCC, and we have made and are making the required contributions to the USF. However, should we at some time fail to meet certain requirements or fail to make required contributions, we could be subject to revocation of our authority to operate or to fines or penalties.

As a result of the FCC’s preemption of states’ ability to regulate certain aspects of VoIP service, and a trend in state legislatures to affirmatively deregulate VoIP services for most purposes, our VoIP services are subject to relatively few state regulatory requirements, aside from collection of state and local E911 fees and state Universal Service support obligations as well as some state communication service and sales taxes, when applicable. We believe that our VoIP services are currently compliant with all applicable state requirements, and we have made and are making the required contributions to E911, state USF, and other funds. The state regulatory framework for our VoIP services continues to evolve, so we, in conjunction with our professional advisors, monitor the actions of the various state regulatory agencies and endeavor to ensure that we are in compliance with applicable state law, including any new statutes or regulations that may be passed. However, there can be no assurance that we will become aware of all applicable requirements on a timely basis, or that we will always be fully compliant with applicable rules and regulations. Should we fail to be compliant with applicable state regulations, or to file required reports with state regulatory agencies, we could be subject to fines and/or penalties.

In addition to regulations addressing Internet telephony and broadband services, other regulatory issues relating to the Internet generally could affect our ability to provide our services. Congress has adopted legislation that regulates certain aspects of the Internet including online content, user privacy, taxation, liability for third-party activities and jurisdiction. In addition, a number of initiatives pending in Congress and state legislatures would prohibit or restrict advertising or sale of certain products and services on the Internet, which may have the effect of raising the cost of doing business on the Internet generally.

International Regulation

The regulatory treatment of Internet telephony outside of the U.S. varies widely from country to country. A number of countries that currently prohibit competition in the provision of voice telephony also prohibit Internet telephony. Other countries permit but regulate Internet telephony. Some countries will evaluate proposed Internet telephony service on a case-by-case basis and determine whether it should be regulated as a voice service or as another telecommunications service. In many countries, Internet telephony has not yet been addressed by legislation or regulation. Increased regulation of the Internet and/or Internet telephony providers or the prohibition of Internet telephony in one or more countries could adversely affect our business and future prospects if we decide to expand globally.

Federal Robocall Mitigation Efforts and Regulations

Beginning in March 2020, the FCC began to implement rules pursuant to the Pallone-Thune Telephone Robocall Abuse Criminal Enforcement and Deterrence (TRACED) Act to mitigate illegal and fraudulent robocalls to consumer subscribers. The rules apply to all IP Enabled Communication Services operating in the U.S., including interconnected VoIP services like our services. The FCC also implemented a STIR/SHAKEN caller ID authentication framework be integrated by all VoIP services which requires certain identification processes in their Internet Protocol networks no later than June 30, 2022. We took action to implement STIR/SHAKEN in advance of the FCC’s deadlines and are compliant with all applicable STIR/SHAKEN requirements and TRACED Act requirements. We have also registered and coordinated with the FCC’s delegated industry consortium for tracking of robocalls through its Industry Traceback Group and stand ready should action be required. The FCC continues to adopt rules related to illegal robocalls, and we continue to monitor the FCC efforts as they further develop in order to ensure continued compliance with robocall mitigation rules.

Customers and Suppliers

We rely on various suppliers to provide services in connection with our VoIP/UCaaS offerings and broadband solutions. Our customers include businesses in various industries including Healthcare, Banking, Financial Services, Legal, Real Estate, and Construction. We are not dependent upon any single supplier or customer.

During the years ended July 31, 2022 and 2021, and during the fiscal quarters ended January 31, 2023 and 2022, we did not derive revenues of 10% or more from any single customer.

As of July 31, 2022, and 2021, and as of January 31, 2023, we did not have outstanding accounts receivable of 10% or more from any single customer.

Employees

As of January 31, 2023, we had approximately 86 employees, all of whom performed sales, operational, technical, and administrative functions. We believe our future success will depend to a large extent on our continued ability to attract and retain highly skilled and qualified employees. We consider our employee relations to be good. None of these aforementioned employees belong to labor unions.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS OF DIGERATI

The following discussion and analysis of Digerati’s financial condition and results of operations should be read in conjunction with the audited and unaudited condensed consolidated financial statements and the notes thereto contained elsewhere in this proxy statement/prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause Digerati’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “continue,” or the negative of such terms or other similar expressions. Factors that might cause or contribute to such a discrepancy include, but are not limited to, those described under the heading “Risk Factors” in the proxy statement/prospectus and in Digerati’s other filings with the SEC.

Unless the context otherwise requires, the use the terms “we,” “us,” and “our” in the following discussion and analysis is referring to Digerati prior to the completion of the Business Combination.

Recent Activity

Acquisitions

On February 4, 2022, Digerati closed on the acquisition of Next Level Internet, Inc. (“NextLevel”). NextLevel, based in San Diego, California, is engaged in the business of providing cloud communications, Unified Communications as a Service (“UCaaS”), collaboration, contact center, managed broadband connectivity and other voice and data services to the SMB market. The acquisition of NextLevel expands Digerati’s growing nationwide footprint and adds a strong West Coast presence with nearly 1,000 SMB clients in California.

On December 31, 2021, Digerati closed on the acquisition of substantially all of the assets of Skynet Telecom LLC (“Skynet”), a Texas-based provider of Voice Over Internet Protocol (“VoIP”) communication services, UCaaS, and broadband connectivity services to the SMB market. Pursuant to the Asset Purchase Agreement, Digerati acquired the customer base, certain equipment, certain intellectual property, inventory, contract rights, software and other licenses, and miscellaneous assets used in connection with the operation of Skynet’s telecommunications business.

On November 17, 2020, Digerati closed on the acquisitions of Nexogy, Inc. (“Nexogy”), and ActivePBX (“ActivePBX”), leading providers of cloud communication, UCaaS, and broadband solutions tailored for businesses.

As a combined business, NextLevel, Skynet, Nexogy, ActivePBX, and T3, will serve over 4,000 business customers and approximately 45,000 business users. The business model of the combined entities is supported by strong and predictable recurring revenue with high gross margins under contracts with business customers in various industries including banking, healthcare, financial services, legal, insurance, hotels, real estate, staffing, municipalities, food services, and education. We expect the acquisitions to have a positive impact on the revenues and operating income of Digerati during the fiscal year that will end on July 31, 2023, due to the anticipated cost synergies and consolidation savings.

MEOA Business Combination

On August 30, 2022, Digerati entered into the Business Combination with MEOA and Merger Sub. The Business Combination Agreement and the transactions contemplated thereby were approved by the board of directors of each of MEOA and Digerati.

The Business Combination Agreement provides, among other things, that Merger Sub will merge with and into Digerati, with Digerati as the surviving company in the Merger and, after giving effect to such Merger, Digerati shall be a wholly-owned subsidiary of MEOA. In addition, MEOA will be renamed Verve Technologies Corporation. Capitalized terms used in this discussion, but not defined in this proxy statement/prospectus, shall have the respective meanings given to such terms in the Business Combination Agreement.

The Business Combination is expected to close in MEOA’s second calendar quarter of 2023, following the receipt of the required approval by the stockholders of MEOA and Digerati, approval by Nasdaq of MEOA’s initial listing application filed in connection with the Business Combination, and the fulfillment of other customary closing conditions. There can be no assurance that the Business Combination will close or that it will be approved by Nasdaq as per the stipulated timeline. If the Company is unable to complete the Business Combination as planned, the Company could be required to explore other options, though currently there is no other consideration being explored. For further information, please refer to Note 18 to Digerati’s consolidated financial statements for the fiscal year ended July 31, 2022 included elsewhere in this proxy statement/prospectus.

The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the closing, including, without limitation, (i) by the mutual written consent of MEOA and Digerati; (ii) by MEOA, subject to certain exceptions, if any of the representations or warranties made by Digerati are not true and correct or if Digerati fails to perform any of its covenants or agreements under the Business Combination Agreement (including an obligation to consummate the closing) such that certain conditions to our obligations could not be satisfied and the breach (or breaches) of such representations or warranties or failure (or failures) to perform such covenants or agreements is (or are) not cured or cannot be cured within the earlier of (A) thirty (30) days after written notice thereof, and (B) April 28, 2023 (as such date may be extended by agreement of the parties, the “Termination Date”); (iii) by Digerati, subject to certain exceptions, if any of the representations or warranties made by our company or Merger Sub are not true and correct or if MEOA or Merger Sub fails to perform any of its covenants or agreements under the Business Combination Agreement (including an obligation to consummate the closing) such that the condition to the obligations of Digerati could not be satisfied and the breach (or breaches) of such representations or warranties or failure (or failures) to perform such covenants or agreements is (or are) not cured or cannot be cured within the earlier of (A) thirty (30) days after written notice thereof, and (B) the Termination Date; (iv) by either MEOA or Digerati, if the closing does not occur on or prior to the Termination Date, unless the breach of any covenants or obligations under the Business Combination Agreement by the party seeking to terminate proximately caused the failure to consummate the transactions contemplated by the Business Combination Agreement; (v) by either MEOA or Digerati, if (A) any governmental entity shall have issued an order or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by the Business Combination Agreement and such order or other action shall have become final and non-appealable; or (B) if the Required MEOA Stockholder Consent is not obtained; (vi) by MEOA, if (A) Digerati does not deliver, or cause to be delivered to MEOA a Transaction Support Agreement duly executed by certain Digerati stockholders or (B) the Digerati stockholders meeting has been held, has concluded, the Digerati stockholders have duly voted, and Digerati stockholder approval was not obtained; (vii) by MEOA, if Digerati does not deliver, or cause to be delivered, to MEOA a duly executed copy of the PRG Resolution Agreement on or prior to October 15, 2022. As described elsewhere in this proxy statement/prospectus, the PRG Resolution Agreement was executed and delivered on February 3, 2023; (viii) by Digerati, should MEOA not have timely taken such actions as are reasonably necessary to extend the period of time to complete an initial business combination for an additional period of three months from November 30, 2022; provided, that it shall be the obligation of Digerati to timely make the deposit into the Trust Account in connection with such extension, and Digerati shall not have a right to terminate the Business Combination Agreement as a result of Digerati’s failure to make such deposit; (ix) by MEOA should Digerati not deposit into the Trust Account in a timely manner the funds necessary to extend the period for MEOA to complete an initial business combination for an additional period of three months from November 30, 2022, in accordance with, and as required pursuant to, the Business Combination Agreement; and (x) by MEOA should: (A) Nasdaq not approve the initial listing application for the combined company with Nasdaq in connection with the Business Combination; (B) the combined company not have satisfied all applicable initial listing requirements of Nasdaq; or (C) the common stock of the combined company not have been approved for listing on Nasdaq prior to the date of the closing.

If the Business Combination Agreement is validly terminated, none of the parties to the Business Combination Agreement will have any liability or any further obligation under the Business Combination Agreement other than customary confidentiality obligations, except in the case of a willful breach of any covenant or agreement under the Business Combination Agreement or fraud, provided, that (A) if MEOA terminates the Business Combination Agreement pursuant to clauses (ii), (vi), (vii) or (viii) of the preceding paragraph, Digerati shall pay to MEOA, promptly following such termination, and in any event within not less than five business days following delivery of notice of termination, a termination fee in the amount of $2,000,000, (B) if Digerati terminates the Business Combination Agreement pursuant to clauses (iii) or (ix) of the preceding paragraph, MEOA shall pay to Digerati promptly following such termination, and in any event within not less than five business days following delivery of notice of termination, a termination fee in the amount of $2,000,000 and (C) in the event of a termination by MEOA pursuant to clauses (ix) or (x) of the preceding paragraph, Digerati shall pay to MEOA, promptly following such termination, and in any event within not less than five business days following delivery of notice of termination, a termination fee in the amount of $1,265,000.

On February 14, 2023, the parties to the Business Combination Agreement executed and delivered the February Amendment to increase the implied equity value of Digerati from $68,680,807 to $71,080,810 to give effect to the issuance by Digerati to Maxim, immediately prior to the Closing of the Business Combination, of such number of shares of Digerati Common Stock as would be exchanged for an aggregate of 240,000 shares of New Digerati Common Stock upon the Closing of the Business Combination as partial compensation for financial advisory services that Maxim provided to Digerati in connection with the Business Combination. The February Amendment also clarified that the shares of Digerati Common Stock underlying the Bridge Loan Warrants would not be part of the implied equity value of Digerati of $71,080,810, and it clarified that none of the shares underlying any of the convertible promissory notes of Digerati that are outstanding upon the Closing of the Business Combination are part of the implied equity value of Digerati of $71,080,810. A copy of the February Amendment is attached as Annex A-2 to this proxy statement/prospectus.

On February 24, 2023, the parties to the Business Combination Agreement entered into an Amendment No. 2 to Business Combination Agreement, which, among other things, extends the Termination Date (as defined in the Business Combination Agreement) from February 25, 2023 to April 28, 2023. A copy of Amendment No. 2 to Business Combination Agreement is attached as Annex A-3 to this proxy statement/prospectus.

On October 28, 2022, MEOA filed a preliminary proxy statement on Schedule 14A (the “Proxy”) with the SEC to hold the Extension Meeting to consider and vote upon a proposal to amend MEOA’s amended and restated certificate of incorporation to give MEOA the right to extend the period for MEOA to complete an initial business combination. MEOA’s stockholders voted in favor of this proposal at the Extension Meeting.

Digerati made a deposit in the amount of $83,333.33 into the Trust Account on November 30, 2022 to extend the period for MEOA to complete an initial business combination for an additional one month from November 30, 2022, and it subsequently made five additional deposits, each in the amount of $83,333.33, into the Trust Account to extend the period for MEOA to complete an initial business combination until April 30, 2023. Digerati was required to make these payments pursuant to the Business Combination Agreement.

Forbearance Agreement

On June 13, 2022, T3 Communications, Inc., a Nevada entity that is a majority owned subsidiary of Digerati (“T3 Nevada”), four operating entities (Shift8 Networks, Inc., dba, T3 Communications (a Texas entity), T3 Communications, Inc. (a Florida entity), Nexogy Inc., and NextLevel) collectively referred to as the “Guarantors” (T3 Nevada and the Guarantors, collectively, the “Loan Parties”), Post Road Administrative LLC (the “Agent”) and its affiliate Post Road Special Opportunity Fund II LLP (collectively, with the Agent, “Post Road”), entered into a Forbearance Agreement and Third Amendment to Credit Agreement (“Forbearance Agreement”).

The Forbearance Agreement was entered into because certain events of default related to both the Credit Agreement (originally entered into in November 2020 and amended in December 2021 and February 2022) and the Joinder (entered into in February 2022) have occurred. The events of default related to financial covenants were failure to maintain a Senior Leverage Ratio (as defined in the Credit Agreement) of less than 4.05 to 1.00 and failure to comply with a Credit Agreement provision whereby the Loan Parties are not allowed to make annual Capital Expenditures (as defined in the Credit Agreement) greater than $379,190.

On October 17, 2022, and the Loan Parties and Post Road agreed to amend the Forbearance Agreement dated June 13, 2022, pursuant to an Amendment to Forbearance Agreement (the “Amendment”).

The Amendment was entered into because certain events of default related to both the Credit Agreement and the Joinder that had occurred prior to the parties’ entering into the Forbearance Agreement were continuing (the “Prior Existing Defaults”), certain additional events of default related to the Credit Agreement had occurred since the date of the Forbearance Agreement (the “Additional Existing Defaults”), and the parties anticipated that additional events of default with respect to the Credit Agreement will occur (the “Anticipated Defaults”).

The Additional Existing Defaults related to financial covenants were failure to maintain a Senior Leverage Ratio (as defined in the Credit Agreement) of less than 4.06 to 1.00 for the fiscal quarter ended July 31, 2022, and failure to maintain Minimum Liquidity (as defined in the Credit Agreement) of $2.0 million for the fiscal quarter ended July 31, 2022. The Anticipated Defaults related to financial covenants are failure to maintain a Senior Leverage Ratio of less than 4.05 to 1.00 for the fiscal quarter ending October 31, 2022, and failure to maintain Minimum Liquidity of $2.0 million for the fiscal quarter ending October 31, 2022.

The Additional Existing Defaults and Anticipated Defaults unrelated to financial covenants relate to the Loan Parties’ failure to deliver a compliance certificate for the fiscal quarter ended July 31, 2022, and ending October 31, 2022, respectively and, with respect to the Additional Existing Defaults, to timely deliver an executed copy of an amendment to a lease agreement.

Pursuant to the Amendment, Post Road agreed to forbear through the Amended Forbearance Period (as defined below) from (i) exercising its rights and remedies with regard to the Prior Existing Defaults, the Additional Existing Defaults, and the Anticipated Defaults and (ii) requiring compliance with the financial covenants set forth in Section 11.12 of the Credit Agreement. The “Amended Forbearance Period” is from June 13, 2022, through the earlier of (a) November 15, 2022, (b) the date on which any other event of default not enumerated in the Amendment occurs or is deemed to have occurred, or (c) the date of any failure of any Loan Party to comply with any term, condition, or provision of the Forbearance Agreement as amended by the Amendment. The Amendment does not constitute a waiver of the defaults enumerated therein nor does it impair the ability of Post Road to exercise its rights and remedies after the expiration of the Amended Forbearance Period.

The events of default unrelated to financial covenants were the Loan Parties’ failure to: (a) deliver certain certificates, financial information and projections, lease, landlord, and control agreements, and evidence of a UCC-3 filing; (b) close or consolidate certain bank accounts; (c) provide ten (10) business days’ notice prior to Digerati filing certain filings with the Securities and Exchange Commission (the “SEC”) and the Nevada Secretary of State; and (d) engage an industry consultant acceptable to the Agent to consult with the Loan Parties on integration strategy, future acquisitions, operating performance, and various business issues.

On December 15, 2022, Post Road agreed to forbear until December 23, 2022 or such later date as agreed to in writing by the lender.

On February 3, 2023, Digerati, the Loan Parties, and Post Road entered into a Consent, Limited Waiver and Fourth Amendment to Credit Agreement and Amendment to Notes (the “Fourth Amendment”). Pursuant to the Fourth Amendment, Post Road, contingent on the Bridge Loan Repayment (as defined in this paragraph), gave its consent to (a) Digerati’s execution, delivery and performance of the Merger transaction documents and (b) Digerati completing the Merger. Pursuant to the Fourth Amendment, Post Road gave its consent to the transactions previously disclosed in November 2022, December 2022 and February 2023 whereby Digerati obtained convertible loans in the aggregate Net Unpaid Principal Amount (as defined in this paragraph) of approximately $2,848,525, and gave its consent to Digerati obtaining additional convertible financing in a Net Unpaid Principal Amount of up to approximately $151,475 pursuant to similar transaction documents, and for a total Net Unpaid Principal Amount in convertible loans of up to $3,000,000 (such bridge loans are hereinafter referred to individually as a “Bridge Loan” and collectively as the “Bridge Loans”). Post Road’s consents to the Bridge Loans in a Net Unpaid Principal Amount of up to $3,000,000 are contingent on (a) the closing of the Merger and (b) the repayment in full of all obligations under the Bridge Loans (i) via conversion into shares of New Digerati Common Stock immediately after the closing of the Merger, or (ii) with Post Road’s prior written approval, via cash payments either (A) from proceeds of an additional equity offering or financing transaction, or (B) via amortization payments (collectively, the “Bridge Loan Repayment”). As used herein, the term “Net Unpaid Principal Amount” means the principal dollar amount of a Bridge Loan, less the original issue discount (if any) and less the transaction costs paid in cash by Digerati upon the closing thereof.

The Fourth Amendment amends the Credit Agreement to add defined terms related to the Merger and the Bridge Loans. The Fourth Amendment also adds a default under the Bridge Loans transaction documents as an event of default pursuant to the Credit Agreement. The Fourth Amendments amends the mandatory prepayment provision to require that, concurrently with each payment made on the Bridge Loans, an amount equal to 50% of the total dollar amount of such Bridge Loan payment must be made to partially repay the Notes.

The Fourth Amendment requires T3 Nevada to notify Post Road promptly of any contemplated financings or other offers to lend money that are issued to Digerati. The Fourth Amendment also requires T3 Nevada to deliver to Post Road: (a) the full details of any proposed amendment, modification, supplement or waiver to the Bridge Loan transaction documents before any such document is executed; and (b) notice of the conversion of Bridge Loans into shares of Digerati’s common stock or other capital stock of Digerati.

The Fourth Amendment revises each of the six financial covenants set forth in Section 11.12 of the Credit Agreement (related to, maximum leverage, minimum liquidity, minimum EBITDA, maximum capital expenditures, minimum interest coverage (a provision that replaces the minimum fixed charge coverage ratio provision), and maximum churn. In addition, pursuant to the Fourth Amendment, none of the financial covenants contained in Section 11.12 of the Credit Agreement, as amended by the Fourth Amendment, other than minimum liquidity will be tested with respect to the fiscal quarter that ended on January 31, 2023. The Fourth Amendment provides that these revised financial covenants will be null and void if the Merger does not close by February 28, 2023 (the “Merger Outside Closing Date”), in which case the financial covenants in effect under Section 11.12 of the Credit Agreement immediately prior to the Fourth Amendment shall apply and be deemed effective.

Pursuant to the Fourth Amendment, Post Road agreed to waive each and all of the Specified Defaults (as defined in the Fourth Amendment). Post Road’s waiver of the Specified Defaults are contingent on the Merger closing on or before the Merger Outside Closing Date and no events of default (other than the Specified Defaults) or any condition or event that, with the giving of notice or the lapse of time or both, would constitute an event of default, existing under the Credit Agreement on the Merger closing date.

On March 13, 2023, the Company, the T3 Nevada Parties, and Post Road entered into the Fifth Amendment to its Credit Agreement, with an effective date of February 28, 2023, which specifically revises the Merger Outside Closing Date, replacing the “February 28, 2023” date with “April 28, 2023,” without amending, supplementing or otherwise modifying any other terms, or any of the conditions, set forth in the Credit Agreement.

In addition, the Credit Agreement permits T3 Nevada to defer until the respective maturity dates of the Notes the payment of accrued and unpaid interest otherwise due and payable. The Fourth Amendment amends the Credit Agreement and the Notes to revise the interest rate payable by T3 Nevada including pursuant to the deferral of the interest payments.

Key Performance indicators:

EBITDA from operations, as adjusted is a non-GAAP measure and should be considered in addition to, not as a substitute for, net income (loss), cash flow and other measures of financial performance reported in accordance with GAAP. In addition, this measure does not reflect cash available to fund requirements and excludes items, such as corporate expenses, transactional legal expenses, stock option expense, and depreciation and amortization, which are significant components in assessing the Company’s financial performance. The Company believes that the presentation of EBITDA from operations, as adjusted provides useful information regarding the Company’s operations and other factors that affect the Company’s reported results. Specifically, the Company believes that by excluding certain one-time or non-cash items such as transactional legal fees and depreciation and amortization, as well as potential distortions between periods caused by factors such as financing and capital structures, the Company provides users of its consolidated financial statements with insight into both its operations as well as the factors that affect reported results between periods but which the Company believes are not representative of its operations. As a result, users of the Company’s consolidated financial statements are better able to evaluate changes in the financial consolidated results of the Company across different periods.

Fiscal Years Ended July 31, 2022 and 2021

The following tables provide information regarding certain key performance indicators for Digerati for the years ended July 31, 2022, and 2021. Management utilizes these metrics to track and forecast revenue trends and expected results from operations:

Reconciliation of Net Income (Loss) to Adjusted EBITDA from Operations.

	(In thousands, except per share amounts)
	For the Years ended July 31,
	2022	2021	Variances	%
OPERATING REVENUES:
Cloud software and service revenue	$24,154	$12,416	$11,738	95%
Total operating revenues	24,154	12,416	11,738	95%

OPERATING EXPENSES:
Cost of services (exclusive of depreciation and amortization)	9,346	5,135	4,211	82%
Selling, general and administrative expense	12,434	7,019	5,415	77%
Legal and professional fees	3,036	894	2,142	240%
Bad debt	98	17	81	476%
Depreciation and amortization expense	2,916	1,749	1,167	67%
Total operating expenses	27,830	14,814	13,016	88%
OPERATING LOSS	(3,676)	(2,398)	(1,278)	53%

OTHER INCOME (EXPENSE):
Gain (loss) on derivative instruments	6,186	(9,935)	16,121	-162%
Gain (loss) on settlement of debt	(5,481)	560	(6,041)	-1079%
Income tax benefit (expense)	(419)	(183)	(236)	129%
Other income (expense)	26	(294)	320	-109%
Interest expense	(5,990)	(4,765)	(1,225)	26%
Total other income (expense)	(5,678)	(14,617)	8,939	-61%
NET INCOME (LOSS) INCLUDING NONCONTROLLING INTEREST	(9,354)	(17,015)	7,661	-45%

Less: Net loss attributable to the noncontrolling interests	1,341	332	1,009	304%

NET INCOME (LOSS) ATTRIBUTABLE TO DIGERATI’S SHAREHOLDERS	(8,013)	(16,683)	8,670	-52%

Deemed dividend on Series A Convertible preferred stock	(19)	(20)	1	-5%

NET INCOME (LOSS) ATTRIBUTABLE TO DIGERATI’S COMMON SHAREHOLDERS	$(8,032)	$(16,703)	$8,671	-52%
INCOME (LOSS) PER COMMON SHARE – BASIC	$(0.05)	$(0.13)	$0.08	-63%
LOSS PER COMMON SHARE – DILUTED	$(0.05)	$(0.13)	$0.08	-63%
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING – BASIC	139,594,358	129,411,947
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING – DILUTED	139,594,358	129,411,947

Reconciliation of Net Income (Loss) to Adjusted EBITDA — OPCO, Net of Non-cash expenses & Transactional Costs.

NET INCOME (LOSS) ATTRIBUTABLE TO DIGERATI’S SHAREHOLDERS, as reported	$(8,013)	$(16,683)	$8,670	-52%
EXCLUDING NON-CASH ITEMS TRANSACTIONAL COSTS & CORP EXP ADJUSTMENTS:
Stock compensation & warrant expense	224	972	(748)	-77%
Corp Expenses (Net of stock compensation, Legal fees & Transactional cost)	1,385	811	574	71%
Legal and professional fees & transactional costs	2,703	900	1,803	200%
Depreciation and amortization expense	2,916	1,749	1,167	67%
OTHER ADJUSTMENTS
Gain (loss) on derivative instruments	(6,186)	9,935	(16,121)	-162%
Gain (loss) on settlement of debt	5,481	(560)	6,041	-1079%
Other income (expense)	(26)	294	(320)	-109%
Interest expense	5,990	4,765	1,225	26%
Income tax	419	183	236	129%
Less: Net loss attributable to the noncontrolling interest	(1,341)	(332)	(1,009)	304%
ADJUSTED EBITDA – OPCO	$3,552	$2,034	$1,518	75%
ADD-BACKS Expenses
Corp Expenses (Net of stock compensation, Legal fees & Transactional cost)	1,385	811	574	71%
ADJUSTED EBITDA – INCOME	$2,167	$1,223	$944	77%
Other Key Metrics
Total Customers	4,023	2,655	1,368	52%

Cloud software and service revenue increased by $11,738,000, or 95% from the year ended July 31, 2021, to the year ended July 31, 2022. In addition, our gross margin increased by $7,527,000 from the year ended July 31, 2021, to the year ended July 31, 2022. The increase in revenue and gross margin between years is primarily attributed to the increase in total customers between years due to the acquisitions of Nexogy, ActivePBX, Skynet, and NextLevel.

EBITDA from operations, as adjusted increased by $1,518,000, or 75% from the year ended July 31, 2021, to the year ended July 31, 2022. The primary reason for the improvement in EBITDA from operations is due to the increase in revenue of $11,738,000 between the year ended July 31,2021 and 2022. The increase in revenue was offset by the increase in total operational expenses of $13,016,000 between the years ended July 31, 2021, and 2022. EBITDA from operations, as adjusted is not intended to represent cash flows for the periods presented, nor have they been presented as an alternative to operating income or as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Our total customers increased from 2,655 during the year ended July 31, 2021, to 4,023 for the year ended July 31, 2022. The increase in customers is attributed to the acquisitions and consolidation of Skynet and NextLevel during the year ended July 31, 2022. Going forward, absent further acquisitions, we expect a net increase in our number of customers of 1% to 5% each fiscal year.

Three and Six Months Ended January 31, 2023 and 2022

The following tables provide information regarding certain key performance indicators for Digerati for the three and six months ended January 31, 2023 and 2022. Management utilizes these metrics to track and forecast revenue trends and expected results from operations:

Reconciliation of Net Loss to Adjusted EBITDA.

	(In thousands, except per share amounts)
	Three months ended January 31,				Six months ended January 31,
	2023	2022	Variances	%	2023	2022	Variances	%
OPERATING REVENUES:
Cloud-based hosted services	$7,941	$4,019	$3,922	98%	$16,071	$7,796	$8,275	106%
Total operating revenues	7,941	4,019	3,922	98%	16,071	7,796	8,275	106%

Cost of services (exclusive of depreciation and amortization)	2,968	1,553	1,415	91%	5,819	3,042	2,777	91%
Selling, general and administrative expense	4,435	2,103	2,332	111%	8,553	3,868	4,685	121%
Stock compensation expense	23	24	(1)	-6%	46	47	(1)	-2%
Legal and professional fees	1,074	1,175	(101)	-9%	1,630	1,749	(119)	-7%
Bad debt	40	2	38	1900%	69	15	54	360%
Depreciation and amortization expense	966	481	485	101%	1,919	974	945	97%
Total operating expenses	9,506	5,338	4,168	78%	18,036	9,695	8,341	86%

OPERATING LOSS	(1,565)	(1,319)	(246)	19%	(1,965)	(1,899)	(66)	3%

OTHER INCOME (EXPENSE):
Gain (loss) on derivative instruments	3,849	(3,425)	7,274	-212%	773	1,009	(236)	-23%
Loss on extinguishment of debt	—	(5,480)	5,480	-100%	—	(5,480)	5,480	-100%
Other income (expense)	10	1	9	900%	456	(2)	458	-22900%
Interest expense	(2,371)	(1,380)	(991)	72%	(4,436)	(2,887)	(1,549)	54%
Income tax expense	(27)	(41)	14	-34%	(77)	(119)	42	-35%
Total other income (expense)	1,461	(10,325)	11,786	-114%	(3,284)	(7,479)	4,195	-56%
NET INCOME (LOSS) INCLUDING NONCONTROLLING INTEREST	(104)	(11,644)	11,540	-99%	(5,249)	(9,378)	4,129	-44%

Less: Net loss attributable to the noncontrolling interests	328	602	(274)	-46%	489	760	(271)	-36%

NET INCOME (LOSS) ATTRIBUTABLE TO DIGERATI’S SHAREHOLDERS	$224	$(11,042)	$11,266	-102%	$(4,760)	$(8,618)	$3,858	-45%

Deemed dividend on Series A Convertible preferred stock	(4)	(5)	1	-20%	(8)	(10)	2	-20%

NET INCOME (LOSS) ATTRIBUTABLE TO DIGERATI’S COMMON SHAREHOLDERS	$220	$(11,047)	$11,267	-102%	$(4,768)	$(8,628)	$3,860	-45%

Reconciliation of Net Income (Loss) to Adjusted EBITDA — OPCO, Net of Non-cash expenses & Transactional Costs.

NET INCOME (LOSS) ATTRIBUTABLE TO DIGERATI’S SHAREHOLDERS, as reported	$224	$(11,042)	$11,266	-102%	$(4,760)	$(8,618)	$3,858	-45%
EXCLUDING NON-CASH ITEMS TRANSACTIONAL COSTS & CORP EXP ADJUSTMENTS:
Stock compensation & warrant expense	23	24	(1)	-6%	46	47	(1)	-2%
Corp Expenses (Net of stock compensation, Legal fees & Transactional cost)	408	384	24	6%	665	757	(92)	-12%
Legal and professional fees & transactional costs	1,372	1,022	351	34%	1,930	1,389	540	39%
Depreciation and amortization expense	966	481	485	101%	1,919	974	945	97%
OTHER ADJUSTMENTS
Gain (loss) on derivative instruments	(3,849)	3,425	(7,274)	-212%	(773)	(1,009)	236	-23%
Loss on extinguishment of debt	—	5,480	(5,480)	-100%	—	5,480	(5,480)	-100%
Other income (expense)	(10)	(1)	(9)	900%	(456)	2	(458)	-22900%
Interest expense	2,371	1,380	991	72%	4,436	2,887	1,549	54%
Income tax expense	27	41	(14)	-34%	77	119	(42)	-35%
Less: Net loss attributable to the noncontrolling interests	(328)	(602)	274	-46%	(489)	(760)	271	-36%

ADJUSTED EBITDA – OPCO	$1,204	$592	$612	103%	$2,594	$1,268	$1,326	105%
ADD-BACKS Expenses
Corp Expenses (Net of stock compensation & Transactional cost)	408	384	24	6%	665	757	(92)	-12%

ADJUSTED EBITDA – INCOME	$796	$208	$588	283%	$1,930	$511	$1,418	277%
	Three months ended January 31,				Six months ended January 31,
Other Key Metrics	2023	2021	Variances	%	2023	2021	Variances	%
Total Customers	4,464	2,960	1,504	51%	4,464	2,960	1,504	51%

Three Months ended January 31, 2023 as Compared to the Three Months ended January 31, 2022.

Cloud software and service revenue increased by $3,922,000, or 98%, from the three months ended January 31, 2022 as compared to the three months January 31, 2023. In addition, our gross margin increased by $2,507,000 from the three months ended January 31, 2022 as compared to the three months ended January 31, 2023. The increase in revenue and gross margin between years is primarily attributed to the increase in total customers between periods due to the acquisitions of Skynet Telecom LLC (“Skynet”) and Next Level.

EBITDA from operations, as adjusted, increased from $592,000 from the three months ended January 31, 2022 to $1,204,000 for the three month ended January 31, 2023. The primary reason for the improvement in EBITDA from operations is due to the increase in gross margin of $2,507,000 between the three months ended January 31, 2022 and 2023. The improvement in gross margin was offset by the increase in total operational expenses of $2,753,000 (net of cost of services) between the three months ended January 31, 2022 and 2023.

Six Months ended January 31, 2023 as Compared to the Six Months ended January 31, 2022.

Cloud software and service revenue increased by $8,275,000, or 106%, from the six months ended January 31, 2022 as compared to the six months January 31, 2023 In addition, our gross margin increased by $5,498,000 from the six months ended January 31, 2022 as compared to the six months ended January 31, 2023. The increase in revenue and gross margin between years is primarily attributed to the increase in total customers between periods due to the acquisitions of Skynet Telecom LLC (“Skynet”) and Next Level.

EBITDA from operations, as adjusted, increased from $1,268,000 from the six months ended January 31, 2022 to $2,594,000 for the six month ended January 31, 2023. The primary reason for the improvement in EBITDA from operations is due to the increase in gross margin of $5,498,000 between the six months ended January 31, 2022 and 2023. The improvement in gross margin was offset by the increase in total operational expenses of $5,564,000 (net of cost of services) between the six months ended January 31, 2022 and 2023.

EBITDA from operations, as adjusted is not intended to represent cash flows for the periods presented, nor have they been presented as an alternative to operating income or as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Our total customers increased from 2,960 at January 31, 2022 as compared to 4,464 at January 31, 2023. The increase in customers is attributed to the acquisitions and consolidation of Skynet and NextLevel during fiscal year ended July 31, 2022. Going forward, absent further acquisitions, we expect a net increase in our number of customers of 1% to 5% each fiscal year.

Sources of revenue:

Cloud Software and Service Revenue:    We provide UCaaS or cloud communication services and managed cloud-based solutions to small and medium size enterprise customers and to other resellers. Our Internet-based services include fully hosted IP/PBX services, SIP trunking, call center applications, auto attendant, voice and web conferencing, call recording, messaging, voicemail to email conversion, integrated mobility applications that are device and location agnostic, and other customized IP/PBX features in a hosted or cloud environment. Other services include enterprise-class data and connectivity solutions through multiple broadband technologies including cloud WAN or SD-WAN (Software-defined Wide Area Network), fiber, mobile broadband, and Ethernet over copper. We also offer remote network monitoring, data backup and disaster recovery.

Direct Costs:

Cloud Software and Service:    We incur bandwidth and colocation charges in connection with our UCaaS or cloud communication services. The bandwidth charges are incurred as part of the connectivity between our customers to allow them access to our various services. We also incur costs from underlying providers for fiber, Internet broadband, and telecommunication circuits in connection with our data and connectivity solutions.

Results of Operations

Three Months ended January 31, 2023 as Compared to the Three Months ended January 31, 2022.

Cloud Software and Service Revenue.    Cloud software and service revenue increased by $3,922,000, or 98% from the three months ended January 31, 2022 as compared to the three months ended January 31, 2023. The increase in revenue is primarily attributed to the increase in total customers between periods due to the acquisitions of Skynet in December 2021 and the acquisition of Next Level in February 2022. Our total number of customers increased from

2,960 for the three months ended January 31, 2022 to 4,464 customers for the three months ended January 31, 2023. As part of the acquisitions, our primary emphasis is on integrating the secured customers base, consolidating products and services, retaining the monthly recurring revenue, and providing exceptional customer support.

Cost of Services (exclusive of depreciation and amortization).    The cost of services increased by $1,415,000, or 91%, from the three months ended January 31, 2022 as compared to the three months ended January 31, 2023. The increase in cost of services is primarily attributed to the consolidation of various networks as part of the increase in total customers between periods due to the acquisition of Skynet in December 2021 and the acquisition of Next Level in February 2022. Our total number of customers increased from 2,960 for the three months ended January 31, 2022 to 4,464 customers for the three months ended January 31, 2023. However, our consolidated gross margin improved by $2,507,000 from the quarter ended January 31, 2022 to the quarter ended January 31, 2023. We are not aware of any events that are reasonably likely to cause a material change in the relationship between our costs and our revenues.

Selling, General and Administrative (SG&A) Expenses (exclusive of legal and professional fees and stock compensation expense).    SG&A expenses increased by $2,332,000, or 111%, from the three months ended January 31, 2022 as compared to the three months ended January 31, 2023. The increase in SG&A is attributed to the acquisition of Skynet in December 2021 and the acquisition of Next Level in February 2022; the Company absorbed all of the employees responsible for service delivery for the customer base, technical support, sales, customer service, and administration.

Stock Compensation expense.    Stock compensation expense decreased by $1,000 from the three months ended January 31, 2022 as compared to the three months ended January 31, 2023.

Legal and professional fees.    Legal and professional fees decreased by $101,000, or 9%, from the three months ended January 31, 2022 as compared to the three months ended January 31, 2023, which include legal and professional fees that relate to due diligence, audits for the acquisitions, purchase price allocation, legal fees paid to counsel for Post Road Administrative LLC and its affiliate Post Road Special Opportunity Fund II LLP (collectively, “Post Road”), and investor relations.

Bad debt.    Bad debt increased by $38,000 from the three months ended January 31, 2022 as compared to the three months ended January 31, 2023. The increase is attributed to the recognition of $40,000 in bad debt for accounts deemed uncollectible during the quarter ended January 31, 2023. During the quarter ended January 31, 2022, the Company recognized $2,000 in bad debt.

Depreciation and amortization.    Depreciation and amortization increased by $945,000, or 97%, from the six months ended January 31, 2022 as compared to the six months ended January 31, 2023. The increase is primarily attributed to the acquisitions and related amortization for intangible assets and the additional depreciation related to the assets acquired from Skynet and NextLevel.

Operating loss.    The Company reported an operating loss of $1,319,000 from the three months ended January 31, 2022 as compared to an operating loss of $1,565,000 for the three months ended January 31, 2023. The increase in operating loss of $246,000 or 19%, between periods was primarily due to increases of SG&A of $2,332,000, bad debts expense of $38,000, and depreciation and amortization expense of $485,000, offset by the improvement in gross margin of $2,507,000, the reduction in legal and professional fees of $101,000, and cost of services (exclusive of depreciation and amortization) for $1,415,000.

Gain (loss) on derivative instruments.    For the three months ended January 31, 2022, the loss on derivative instruments was $3,425,000 as compared to a gain of $3,849,000 for the three months January 31, 2023, resulting in an increase in value of $7,274,000. We are required to re-measure all derivative instruments at the end of each reporting period and adjust those instruments to market, as a result of the re- measurement of all derivative instruments we recognized a gain or loss between periods.

Income tax benefit (expense).    During the three months ended January 31, 2023, the Company recognized an income tax expense of $27,000. During the three months ended January 31, 2022, the Company recognized an income tax expense of $41,000.

Other income (expense).    Other income (expense) improved by $9,000 from the three months January 31, 2022 as compared to the three months ended January 31, 2023.

Interest Income (expense).    Interest expense increased by $991,000 from the three months ended January 31, 2022 as compared to the three months ended January 31, 2023. During the quarter ended January 31, 2023, the Company recognized amortization of debt discount of $603,000 related to the adjustment to the present value of various convertible notes and debt. Additionally, the Company recognized $1,040,000 in interest cash payments to Post Road, accrual of $153,000 for interest expense for various promissory notes and $91,000 fair value of shares issued as well as $499,000 added to the principal balance of various promissory notes, all charged to interest expense as consideration for extension of the maturity dates.

Net income (loss) including noncontrolling interest.    Net loss including noncontrolling interest for the three months ended January 31, 2022 was of $11,644,000 compared to the net loss of $104,000 for the three months ending January 31, 2023. The net loss including noncontrolling interest between periods is primarily due to the increases in selling, general and administrative expense for $2,332,000, cost of services (exclusive of depreciation and amortization) for $1,415,000, bad debts expense for $38,000, depreciation and amortization expense for $485,000, and interest expense for $991,000, offset by an increase in value to derivative instruments of $7,274,000, other income for $9,000, improvement in gross margin of $2,507,000, reduction in legal and professional fees of $101,000, and reduction in tax expense for $14,000.

Net income (loss) attributable to the noncontrolling interest.    During the three months ended January 31, 2023 and 2022, the consolidated entity recognized a net income in noncontrolling interest of $328,000 and a net loss of $602,000 respectively. The noncontrolling interest is presented as a separate line item in the Company’s stockholders equity section of the balance sheet.

Net income (loss) attributable to Digerati’s shareholders.    Net income for the three months ended January 31, 2023 was $224,000 as compared to a net loss for the three months ended January 31, 2022 of $11,042,000.

Deemed dividend on Series A Convertible Preferred Stock.    Dividend accrued on convertible preferred stock for the three months ended January 31, 2023 and 2022 was $4,000 and $5,000, respectively.

Net income (loss) attributable to Digerati’s common shareholders.    Net income for the three months ended January 31, 2023 was $220,000 as compared to a net loss for the three months ended January 31, 2022 of $11,047,000.

Six Months ended January 31, 2023 as Compared to the Six Months ended January 31, 2022.

Cloud Software and Service Revenue.    Cloud software and service revenue increased by $8,275,000, or 106%, from the six months ended January 31, 2022 as compared to the six months ended January 31, 2023. The increase in revenue is primarily attributed to the increase in total customers between periods due to the acquisitions of Skynet in December 2021 and the acquisition of Next Level Internet in February 2022. Our total number of customers increased from 2,960 for the six months ended January 31, 2022 to 4,464 customers for the six months ended January 31, 2023. As part of the acquisitions, our primary emphasis is on integrating the secured customers base, consolidating products and services, retaining the monthly recurring revenue, and providing exceptional customer support.

Cost of Services (exclusive of depreciation and amortization).    The cost of services increased by $2,777,000, or 91%, from the six months ended January 31, 2022 as compared to the six months ended January 31, 2023. The increase in cost of services is primarily attributed to the consolidation of various networks as part of the increase in total customers between periods due to the acquisition of Skynet in December 2021 and the acquisition of Next Level Internet in February 2022. Our total number of customers increased from 2,960 for the six months ended January 31, 2022 to 4,464 customers for the six months ended January 31, 2023. However, our consolidated gross margin improved by $5,498,000, or 116%, from the six months ended January 31, 2022 as compared to the six months ended January 31, 2023. We are not aware of any events that are reasonably likely to cause a material change in the relationship between our costs and our revenues.

Selling, General and Administrative (SG&A) Expenses (exclusive of legal and professional fees and stock compensation expense).    SG&A expenses increased by $4,685,000, or 121% from the six months ended January 31, 2022 as compared to the six months ended January 31, 2023. The increase in SG&A is attributed to the acquisition of Skynet in December 2021 and the acquisition of Next Level Internet in February 2022; the Company absorbed all of the employees responsible for service delivery for the customer base, technical support, sales, customer service, and administration.

Stock Compensation expense.    Stock compensation expense decreased by $1,000, from the six months ended January 31, 2022 as compared to the six months ended January 31, 2023.

Legal and professional fees.    Legal and professional fees decreased by $119,000 or 7%, from the six months ended January 31, 2022 as compared to the six months ended January 31, 2023, which include legal and professional fees that relate to due diligence, audits for the acquisitions, purchase price allocation, legal fees paid to counsel for Post Road Group, and investor relations.

Bad debt.    Bad debt increased by $54,000 from the six months ended January 31, 2022 as compared to the six months ended January 31, 2023. The increase is attributed to the recognition of $69,000 in bad debt for accounts deemed uncollectible during the six months ended January 31, 2023. During the six months ended January 31, 2022, the Company recognized $15,000 in bad debt.

Depreciation and amortization.    Depreciation and amortization increased by $485,000, or 101%, from the three months ended January 31, 2022 as compared to the three months ended January 31, 2023. The increase is primarily attributed to the acquisitions and related amortization for intangible assets and the additional depreciation related to the assets acquired from Skynet and NextLevel.

Operating loss.    The Company reported an operating loss of $1,899,000 from the six months ended January 31, 2022 as compared to an operating loss of $1,965,000 for the six months ended January 31, 2023. The increase in operating loss of $66,000, or 3%, between periods is primarily due to net increases in SG&A for $4,685,000, cost of services (exclusive of depreciation and amortization) for $2,777,000, $54,000 for bad debt, and $945,000 for depreciation and amortization expense, offset by the improvement in gross margin of $5,498,000 and the reduction in legal and professional fees of $119,000.

Gain on derivative instruments.    The gain on derivative instruments decreased by $236,000 from the six months ended January 31, 2022 as compared to the six months ended January 31, 2023. We are required to re-measure all derivative instruments at the end of each reporting period and adjust those instruments to market, as a result of the re- measurement of all derivative instruments we recognized a gain or loss between periods.

Income tax benefit (expense).    During the six months ended January 31, 2022, the Company recognized an income tax expense of $119,000. During the six months ended January 31, 2023, the Company recognized an income tax expense of $77,000.

Other income (expense).    Other income (expense) improved by $458,000 from the six months ended January 31, 2022 as compared to the six months ended January 31, 2023. The improvement in other income is mostly due to the recognition of a gain on a settlement of conversion premium of $434,000 from a convertible note.

Interest expense.    Interest expense increased by $1,549,000 from the six months ended January 31, 2022 as compared to the six months ended January 31, 2023. During the six months ended January 31, 2023, the Company recognized amortization of debt discount of $850,000 related to the adjustment to the present value of various convertible notes and debt. Additionally, the Company recognized $1,945,000 in interest cash payments to Post Road, accrual of $238,000 for interest expense for various promissory notes and $340,000 fair value of shares issued as well as $1,139,000 added to the principal balance of various promissory notes, all charged to interest expense as consideration for extension of the maturity dates.

Net loss including noncontrolling interest.    Net loss including noncontrolling interest for the six months ended January 31, 2022, was of $9,378,000 as compared to the net loss of $5,249,000 for the six months ended January 31, 2023. The net loss including noncontrolling interest between periods is primarily due to the increases in selling, general and administrative expense for $4,685,000, cost of services (exclusive of depreciation and amortization) for $2,777,000, bad debts expense for $54,000, depreciation and amortization expense for $945,000, interest expense for $1,549,000, and derivative gain of $236.000, offset by a reduction in legal and professional fees of $119,000, increase to other income for $458,000, improvement in gross margin of $5,498,000, and a reduction in tax expense for $42,000.

Net loss attributable to the noncontrolling interest.    During the six months ended January 31, 2023 and 2022, the consolidated entity recognized a net income in noncontrolling interest of $489,000 and a net loss of $760,000 respectively. The noncontrolling interest is presented as a separate line item in the Company’s stockholders equity section of the balance sheet.

Net income (loss) attributable to Digerati’s shareholders.    Net loss for the six months ended January 31, 2023 was $4,760,000 as compared to a net loss for the six months ended January 31, 2022 of $8,618,000.

Deemed dividend on Series A Convertible Preferred Stock.    Dividend accrued on convertible preferred stock for the six months ended January 31, 2023 and 2022 was $8,000 and $10,000, respectively.

Net income (loss) attributable to Digerati’s common shareholders.    Net loss for the six months ended January 31, 2023 was $4,768,000 compared to a net income for the six months ended January 31, 2022 of $8,628,000.

Fiscal Year ended July 31, 2022, Compared to Fiscal Year ended July 31, 2021

Cloud Software and Service Revenue.    Cloud software and service revenue increased by $11,738,000, or 95% from the year ended July 31, 2021, to the year ended July 31, 2022. The increase in revenue is primarily attributed to the increase in total customers between years due to the acquisitions of Nexogy, ActivePBX, Skynet and NextLevel. Our total number of customers increased from 2,655 for the year ended July 31, 2021, to 4,023 customers for the year ended July 31, 2022. As part of the acquisitions, our primary emphasis is on integrating the secured customers base, consolidating products and services, retaining the monthly recurring revenue, and providing exceptional customer support.

Cost of Services (exclusive of depreciation and amortization).    The cost of services increased by $4,211,000, or 82% from the year ended July 31, 2021, to the year ended July 31, 2022. The increase in cost of services is primarily attributed to the consolidation of various networks and key vendors as part of the increase in total customers between periods due to the acquisitions of Nexogy, ActivePBX, Skynet and NextLevel. Our total number of customers increased from 2,655 for the year ended July 31, 2021, to 4,023 customers for the year ended July 31, 2022. However, our consolidated gross margin improved by $7,527,000 from the year ended July 31, 2021, to the year ended July 31, 2022. We are not aware of any events that are reasonably likely to cause a material change in the relationship between our costs and our revenues.

Selling, General and Administrative (SG&A) Expenses (exclusive of legal and professional fees and stock compensation expense).    SG&A expenses increased by $5,815,000, from the year ended July 31, 2021, to the year ended July 31, 2022. The increase in SG&A is attributed to acquisition of Nexogy, ActivePBX, Skynet and NextLevel, as part of the consolidation, the Company absorbed all of the employees responsible for managing the customer base, technical support, sales, customer service, and administration.

Stock Compensation expense.    Stock compensation expense decreased by $400,000, or 64% from the year ended July 31, 2021, to the year ended July 31, 2022. The decrease between periods is attributed to the Company only recognizing $97,863 in stock option expense associated with stock options awarded to various employees and recognized $125,250 in stock issued to consultants for professional services during the year ended July 31, 2022. In comparison, during the year ended July 31, 2021, the Company recognized stock option expense of $135,000 associated with stock options awarded to various employees, recognized $247,000 in stock compensation expense associated with the funding of the 401(K)-profit sharing plan, recognized $18,000 in stock compensation for stock issued in lieu of cash payments to a former employee, and recognized $223,000 in stock issued to consultants for professional services.

Legal and professional fees.    Legal and professional fees increased by $2,142,000, or 240% from the year ended July 31, 2021, to the year ended July 31, 2022. The increase between periods is attributed to the recognition during the year ended July 31, 2022, of $1,850,000 in legal and professional fees related to due diligence, audits for the acquisitions, purchase price allocation, legal fees paid to counsel for Post Road, and investor relations.

Bad debt.    Bad debt increased between the periods by $81,000. The increase is attributed to the recognition of $98,000 in bad debt during the year ended July 31, 2022, for accounts deemed uncollectable. During the year ended July 31, 2021, the Company recognized $17,000 in bad debt.

Depreciation and amortization.    Depreciation and amortization increased by $1,167,000, from the year ended July 31, 2021, to the year ended July 31, 2022. The increase is primarily attributed to the acquisitions and related amortization of $2,414,000 for intangible assets, and the additional depreciation related to the depreciation for the assets acquired from Nexogy, ActivePBX, Skynet and NextLevel.

Operating loss.    The Company reported an operating loss of $3,676,000 for the year ended July 31, 2022, compared to an operating loss of $2,398,000 for the year ended July 31, 2021. The increase in operating loss between periods is primarily due to the increase of SG&A of $5,815,000, legal fees of $2,142,000, bad debt of $81,000, and depreciation expense of $1,167,000. These increases were slightly offset by the increase in margin of $7,527,000 and the decrease in stock compensation expense of $400,000.

Gain (loss) on derivative instruments.    Loss on derivative instruments decreased by $16,121,000 from the year ended July 31, 2021, to the year ended July 31, 2022. We are required to re-measure all derivative instruments at the end of each reporting period and adjust those instruments to market, as a result of the re-measurement of all derivative instruments we recognized an increase between periods.

Gain (loss) on settlement of debt.    Loss on settlement of debt increased by $6,041,000 from the year ended July 31, 2021, to the year ended July 31, 2022. On December 20, 2021, the Company and our lender entered into an amendment to a Credit Agreement, as described in Note 10, in connection with the amendment, the Company recognized a loss on extinguishment of debt for the amendment fee of $1,419,000 and the debt discount associated with the note of $4,061,000 was also recognized as a loss on extinguishment of debt.

Income tax benefit (expense).    During the year ended July 31, 2022, the Company recognized an income tax expense of $419,000. During the year ended July 31, 2021, the Company recognized an income tax expense of $183,000.

Other income (expense).    Other expense decreased by $320,000 or 109% in the year ended July 31, 2022, compared to the year ended July 31, 2021.

Interest Income (expense).    Interest income (expense) increased by $1,225,000 from the year ended July 31, 2021, to the year ended July 31, 2022. During the year ended July 31, 2022, the Company recognized amortization of debt discount of $2,064,000 related to the adjustment to the present value of various convertible notes and debt. Additionally, the Company recognized $2,400,000 in interest cash payments to Post Road, $75,000 in interest cash payments on various promissory notes, accrual of $147,000 for interest expense for various promissory notes and $64,000 fair value of shares issued as well as $1,195,000 added to the principal balance of various promissory notes, all charged to interest expense as consideration for extension of the maturity dates.

Net loss including noncontrolling interest.    Net loss including noncontrolling interest for the year ended July 31, 2022, was $9,354,000, a decrease in net loss of $7,661,000, as compared to a net loss for the year ended July 31, 2021, of $17,015,000. The decrease in net loss including noncontrolling interest between periods is primarily due to the improvement in gain on derivative instruments of $16,121,000, increase in margin of $7,527,000, the decrease in stock compensation expense of $400,000 and increase in other income of $320,000. These improvements were slightly offset by the increase in SG&A of $5,815,000, the increase in legal fees of $2,142,000, increase in bad debt of $81,000, and the increase in depreciation and amortization of $1,167,000. In addition to the increase in interest expense of $1,225,000, increase of income tax expense of $236,000, and the loss on gain on settlement of debt of $6,041,000.

Net loss attributable to the noncontrolling interest.    During the years ended July 31, 2022, and 2021, the consolidated entity recognized net loss in noncontrolling interest of $1,341,000 and $332,000, respectively. The noncontrolling interest is presented as a separate line item in the Company’s stockholders’ equity section of the balance sheet.

Net loss attributable to Digerati’s shareholders.    Net loss for the year ended July 31, 2022, was $8,013,000 compared to a net loss for the year ended July 31, 2021, of $16,683,000.

Deemed dividend on Series A Convertible Preferred Stock.    Dividend declared on convertible preferred stock for the year ended July 31, 2022, was $19,000 compared to a deemed dividend on convertible preferred stock for the year ended July 31, 2021, of $20,000.

Net loss attributable to Digerati’s common shareholders.    Net loss for the year ended July 31, 2022, was $8,032,000 compared to a net loss for the year ended July 31, 2021, of $16,703,000.

Liquidity and Capital Resources

Cash Position as of January 31, 2023:    Digerati had a consolidated cash balance of approximately $2,203,000 as of January 31, 2023. Net cash used in operating activities during the six months ended January 31, 2023, was approximately $2,002,000. The net cash used by operating activities resulted primarily from the net loss incurred during the six months ended January 31, 2023 as a result of operating expenses, that included $46,000 in stock compensation and warrant expense, bad debt expense of $69,000, amortization of right-of-use assets for $546,000, gain on settlement of conversion premium for $466,000, amortization of debt discount of $850,000, gain on derivative liability of $773,000, depreciation and amortization expense of $1,919,000, debt extension fee charged to interest expense for $418,000, and common stock issued for debt extension charged to interest expense for $340,000. The change in operating assets and liabilities resulted in a net increase of $298,000.

Cash used in investing activities during the six months ended January 31, 2023, was $264,000, which was used for the acquisition of equipment.

Cash provided by financing activities during the six months ended January 31, 2023, was $2,960,000. The net increase in cash provided by financing was primarily due to Digerati securing $3,990,000 from convertible notes, net of issuance costs and discounts and securing $250,000 from debt financing from a related party, net of issuance costs and discounts, proceeds from the exercise of warrants of $22,000, offset by principal payments of $500,000 on various convertible notes, principal payments of $250,000 on debt, principal payments on related party notes of $499,000, and $53,000 in principal payments on equipment financing.

Overall, Digerati’s net operating, investing, and financing activities during the six months ended January 31, 2023, resulted in a net decrease in cash and cash equivalents for $694,000.

Digerati’s consolidated financial statements for the six months ended January 31, 2023, have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. Since Digerati’s inception in 1993, Digerati has incurred net losses and accumulated a deficit of approximately $118,153,000 and a working capital deficit of approximately $40,765,000 which raises doubt about Digerati’s ability to continue as a going concern.

Cash Position as of July 31, 2022:    We had a consolidated cash balance of $1,509,000 as of July 31, 2022. Net cash consumed by operating activities during the year ended July 31, 2022, was approximately $1,960,000, primarily as a result of operating expenses, that included $98,000 in stock compensation and warrant expense, stock issued for services of $126,000, bad debt expense of $78,000, amortization of debt discount of $2,064,000, gain on derivative liability of $6,186,000, depreciation and amortization expense of $2,916,000, accrued expense of $566,000, accounts receivable of $484,000 and deferred revenue of $911,000. Additionally, accounts payable $860,000, prepaid expenses and other current assets of $20,000, other assets of $131,000, inventory of $18,000, a loss on settlement of debt of $5,481,000, the recognition of $225,000 debt extension fee charged to interest expense, gain on ActivePBX contingent earnout recognized in other income of $24,000 and stock issued for debt extension of $65,000.

Cash used in investing activities during the year ended July 31, 2022, was $12,885,000, which included $272,000 for the purchase of equipment, the cash paid of $12,791,000, net of cash received, for the acquisitions of VoIP assets from Skynet and NextLevel and the Company received $178,000 from Nexogy as an adjustment consideration for payables from the acquisition.

Cash provided by financing activities during the year ended July 31, 2022, was $14,865,000. The Company secured $806,000 from convertible notes, net of issuance costs and discounts. In addition, the Company secured $15,530,000 from promissory notes, net of issuance costs. (See Note 10 to the consolidated financial statements of Digerati included elsewhere in this proxy statement/prospectus). The Company made principal payments of $250,000 on various notes, principal payments of $425,000 on convertible notes and principal payments of 816,000 on related party notes. Overall, our net operating, investing, and financing activities during the year ended July 31, 2022, contributed approximately $20,000 of our available cash.

We are currently taking initiatives to reduce our overall cash deficiencies on a monthly basis. During fiscal 2023 certain members of our management team will continue to receive a portion of their compensation in common stock to reduce the depletion of our available cash. To strengthen our business, we intend to adopt best practices from or recent acquisitions and invest in a marketing and sales strategy to grow our monthly recurring revenue; we anticipate utilizing our value-added resellers and channel partners to tap into new sources of revenue streams; and we have also secured numerous agent agreements through our recent acquisitions that we anticipate will accelerate revenue growth. In addition, we will continue to focus on selling a greater number of comprehensive services to our existing customer base. Further, in an effort to increase our revenues, we will continue to evaluate the acquisition of various assets with emphasis in VoIP Services and Cloud Communication Services. As a result, during the due diligence process we anticipate incurring significant legal and professional fees.

Our cash requirements to meet our interest payments to Post Road, capital expenditure needs, and operational cash flow needs over the next 18 months are estimated to be approximately $3,500,000. The Company anticipates issuing additional equity or entered into additional Convertible Notes to secure the funding required meet these cash needs. There can be no assurance that the Company will be able to raise additional funds or raise them on acceptable terms. If the Company is unable to obtain financing on acceptable terms, the Company may not be able to meet its interest payments, capital expenditures and operational needs. As a result, the Company will be required to negotiate with its lender the terms of the current financing agreements, in addition to postponing the timing of deployment of its capital expenditures and extending the timing of the operational cash needs.

The Credit Agreement contains customary representations, warranties, and indemnification provisions. The Credit Agreement also contains affirmative and negative covenants with respect to operation of the business and properties of the loan parties as well as financial performance. Below are key covenants requirements (measured quarterly) beginning with the quarter ended April 30, 2023:

•        Maximum — Allowed — Senior Leverage Ratio of 6.18 to 1.00

•        Minimum — Allowed — EBITDA of $4,565,009

•        Minimum — Allowed — Liquidity of $2,000,000

•        Maximum — Allowed — Capital Expenditures of $175,000 (Quarterly)

•        Minimum — Allowed — Fixed Charge Coverage Ratio of 1.00 to 1.00

•        Maximum — Allowed — Churn of 3.00% at any time

On December 15, 2022, the lender agreed to forbear from exercising its remedies in connection with the financial covenants that were not complied with during the quarter ended October 31,2022, as well as certain other specified defaults, until December 23, 2022 or such later date as agreed to in writing by the lender.

While Digerati, the parent company of T3 Nevada, is not subject to these financial covenants, they have had and will continue to have a material impact on T3 Nevada’s expenditures and ability to raise funds.

In addition, our Term Loan C Note with Post Road with a maturity date of August 4, 2023, requires a full principal payment (currently $10,000,000) and accrued interest by the maturity date. We will work with our equity partners to secure additional financings to meet this obligation by the maturity date. In addition, we will work with our lender on the current terms to the Term Loan C Note, to extend the maturity date or restructure the terms of the note. There can be no assurance that the Company will be able to raise additional funds or raise them on acceptable terms to meet the cash payment requirements on the Term Loan C Note. In addition, there can be no assurance that we will be able to restructure the terms or extend the maturity date of the Term Loan C Note with Post Road. If the Company is not able to restructure the financing or repay the Term Loan C Note by the August 4th maturity date and Post Road declares an event of default, it would have a material adverse effect on our business and financial condition, including the possibility of Post Road foreclosing on some or all of our assets.

On December 15, 2022, Post Road agreed to forbear until December 23, 2022 or such later date as agreed to in writing by the lender.

On February 3, 2023, Digerati, the Loan Parties, and Post Road entered into a Consent, Limited Waiver and Fourth Amendment to Credit Agreement and Amendment to Notes (the “Fourth Amendment”). Pursuant to the Fourth Amendment, Post Road, contingent on the Bridge Loan Repayment (as defined in this paragraph), gave its consent to (a) Digerati’s execution, delivery and performance of the Merger transaction documents and (b) Digerati completing the Merger. Pursuant to the Fourth Amendment, Post Road gave its consent to the transactions previously disclosed in

November 2022, December 2022 and February 2023 whereby Digerati obtained convertible loans in the aggregate Net Unpaid Principal Amount (as defined in this paragraph) of approximately $2,848,525, and gave its consent to Digerati obtaining additional convertible financing in a Net Unpaid Principal Amount of up to approximately $151,475 pursuant to similar transaction documents, and for a total Net Unpaid Principal Amount in convertible loans of up to $3,000,000 (such bridge loans are hereinafter referred to individually as a “Bridge Loan” and collectively as the “Bridge Loans”). Post Road’s consents to the Bridge Loans in a Net Unpaid Principal Amount of up to $3,000,000 are contingent on (a) the closing of the Merger and (b) the repayment in full of all obligations under the Bridge Loans (i) via conversion into shares of New Digerati Common Stock immediately after the closing of the Merger, or (ii) with Post Road’s prior written approval, via cash payments either (A) from proceeds of an additional equity offering or financing transaction, or (B) via amortization payments (collectively, the “Bridge Loan Repayment”). As used herein, the term “Net Unpaid Principal Amount” means the principal dollar amount of a Bridge Loan, less the original issue discount (if any) and less the transaction costs paid in cash by Digerati upon the closing thereof.

The Fourth Amendment amends the Credit Agreement to add defined terms related to the Merger and the Bridge Loans. The Fourth Amendment also adds a default under the Bridge Loans transaction documents as an event of default pursuant to the Credit Agreement. The Fourth Amendments amends the mandatory prepayment provision to require that, concurrently with each payment made on the Bridge Loans, an amount equal to 50% of the total dollar amount of such Bridge Loan payment must be made to partially repay the Notes.

The Fourth Amendment requires T3 Nevada to notify Post Road promptly of any contemplated financings or other offers to lend money that are issued to Digerati. The Fourth Amendment also requires T3 Nevada to deliver to Post Road: (a) the full details of any proposed amendment, modification, supplement or waiver to the Bridge Loan transaction documents before any such document is executed; and (b) notice of the conversion of Bridge Loans into shares of Digerati’s common stock or other capital stock of Digerati.

The Fourth Amendment revises each of the six financial covenants set forth in Section 11.12 of the Credit Agreement (related to, maximum leverage, minimum liquidity, minimum EBITDA, maximum capital expenditures, minimum interest coverage (a provision that replaces the minimum fixed charge coverage ratio provision), and maximum churn. In addition, pursuant to the Fourth Amendment, none of the financial covenants contained in Section 11.12 of the Credit Agreement, as amended by the Fourth Amendment, other than minimum liquidity will be tested with respect to the fiscal quarter that ended on January 31, 2023. The Fourth Amendment provides that these revised financial covenants will be null and void if the Merger does not close by February 28, 2023 (the “Merger Outside Closing Date”), in which case the financial covenants in effect under Section 11.12 of the Credit Agreement immediately prior to the Fourth Amendment shall apply and be deemed effective.

Pursuant to the Fourth Amendment, Post Road agreed to waive each and all of the Specified Defaults (as defined in the Fourth Amendment). Post Road’s waiver of the Specified Defaults are contingent on the Merger closing on or before the Merger Outside Closing Date and no events of default (other than the Specified Defaults) or any condition or event that, with the giving of notice or the lapse of time or both, would constitute an event of default, existing under the Credit Agreement on the Merger closing date.

On March 13, 2023, the Company, the T3 Nevada Parties, and Post Road entered into the Fifth Amendment to its Credit Agreement, with an effective date of February 28, 2023, which specifically revises the Merger Outside Closing Date, replacing the “February 28, 2023” date with “April 28, 2023,” without amending, supplementing or otherwise modifying any other terms, or any of the conditions, set forth in the Credit Agreement.

In addition, the Credit Agreement permits T3 Nevada to defer until the respective maturity dates of the Notes the payment of accrued and unpaid interest otherwise due and payable. The Fourth Amendment amends the Credit Agreement and the Notes to revise the interest rate payable by T3 Nevada including pursuant to the deferral of the interest payments.

We have been successful in raising debt and equity capital in the past and as described in Notes 6, 7, 8, and 12. We have financing efforts in place to continue to raise cash through debt and equity offerings. On November 28, 2022, the Company entered into a securities purchase agreement (the “SPA”) with Mast Hill Fund, L.P. (the “Investor”). Pursuant to the SPA, the Investor purchased, and the Company issued, an unsecured promissory note (the “Note”) in the aggregate principal amount totaling approximately $1,670,000 (the “Principal Amount”) with an original issue discount of $250,500. The gross proceeds the Company received prior to payment of transaction expenses was $1,419,500. (See Note 12) Although we have successfully completed financings and reduced expenses in the past, we cannot assure you that our plans to address these matters in the future will be successful.

The current Credit Agreement with Post Road will allow the Company to continue acquiring UCaaS service providers that meet the Company’s acquisition criteria. Management anticipates that future acquisitions will provide additional operating revenues to the Company as it continues to execute on its consolidation strategy. There can be no guarantee that the planned acquisitions will close or that they will produce the anticipated revenues on the schedule anticipated by management.

The Company will continue to work with various funding sources to secure additional debt and equity financings. However, Digerati cannot offer any assurance that it will be successful in executing the aforementioned plans to continue as a going concern.

Management believes that available resources as of January 31, 2023, will not be sufficient to fund the Company’s operations, debt service and corporate expenses over the next 12 months. The Company’s ability to continue to meet its obligations and to achieve its business objectives is dependent upon, and other things, raising additional capital, issuing stock-based compensation to certain members of the executive management team in lieu of cash, or generating sufficient revenue in excess of costs. At such time as the Company requires additional funding, the Company will seek to secure such best-efforts funding from various possible sources, including equity or debt financing, sales of assets, or collaborative arrangements. If the Company raises additional capital through the issuance of equity securities or securities convertible into equity, stockholders will experience dilution, and such securities may have rights, preferences, or privileges senior to those of the holders of common stock or convertible senior notes. If the Company raises additional funds by issuing debt, the Company may be subject to limitations on its operations, through debt covenants or other restrictions. If the Company obtains additional funds through arrangements with collaborators or strategic partners, the Company may be required to relinquish its rights to certain technologies. There can be no assurance that the Company will be able to raise additional funds or raise them on acceptable terms. If the Company is unable to obtain financing on acceptable terms, it may be unable to execute its business plan, the Company could be required to curtail its operations, and the Company may not be able to pay off its obligations, if and when they come due.

Our current cash expenses are expected to be approximately $1,300,000 per month, including wages, rent, utilities, corporate expenses, and legal professional fees associated with potential acquisitions. As described elsewhere herein, we are not generating sufficient cash from operations to pay for our corporate and ongoing operating expenses, or to pay our current liabilities. As of January 31, 2023, our total liabilities were approximately $69,201,000, which included $9,879,000 in derivative liabilities. We will continue to use our available cash on hand to cover our deficiencies in operating expenses.

Critical Accounting Policies

Revenue Recognition.    The Company recognizes revenue in accordance with Accounting Standards Codification (ASC) 606, Revenues from Contracts with Customers (ASC 606).

The Company recognizes cloud-based hosted services revenue, mainly from subscription services for its cloud telephony applications that includes hosted IP/PBX services, SIP trunking, call center applications, auto attendant, voice and web conferencing, call recording, messaging, voicemail to email conversion, integrated mobility applications that are device and location agnostic, and other customized applications. Other services include enterprise-class data and connectivity solutions through multiple broadband technologies including cloud WAN or SD-WAN (Software-defined Wide Area Network), fiber, and Ethernet over copper. We also offer remote network monitoring, data backup and disaster recovery services. The Company applies a five-step approach in determining the amount and timing of revenue to be recognized: (1) identifying the contract with a customer, (2) identifying the performance obligations in the contract, (3) determining the transaction price, (4) allocating the transaction price to the performance obligations in the contract and (5) recognizing revenue when the performance obligation is satisfied. Substantially all of the Company’s revenue is recognized at the time control of the products transfers to the customer.

Service Revenue

Service revenue from subscriptions to the Company’s cloud-based technology platform is recognized over time on a ratable basis over the contractual subscription term beginning on the date that the platform is made available to the customer. Payments received in advance of subscription services being rendered are recorded as deferred revenue. Usage fees, either bundled or not bundled, are recognized when the Company has a right to invoice. Professional services for configuration, system integration, optimization, customer training and/or education are primarily billed on a fixed-fee basis and are performed by the Company directly. Alternatively, customers may choose to perform these services themselves or engage their own third-party service providers. Professional services revenue is recognized over time, generally as services are activated for the customer.

Product Revenue

The Company recognizes product revenue for telephony equipment at a point in time, when transfer of control has occurred, which is generally upon delivery. Sales returns are recorded as a reduction to revenue estimated based on historical experience.

Goodwill, Intangible Assets, and Long-Lived Assets.    Goodwill is carried at cost and is not amortized. The Company tests goodwill for impairment on an annual basis at the end of each fiscal year, relying on a number of factors including operating results, business plans, economic projections, anticipated future cash flows and marketplace data. Company management uses its judgment in assessing whether goodwill has become impaired between annual impairment tests according to specifications set forth in ASC 350. The Company completed an evaluation of goodwill at July 31, 2022 and determined that there was no impairment.

The fair value of the Company’s reporting unit is dependent upon the Company’s estimate of future cash flows and other factors. The Company’s estimates of future cash flows include assumptions concerning future operating performance and economic conditions and may differ from actual future cash flows. Estimated future cash flows are adjusted by an appropriate discount rate derived from the Company’s market capitalization plus a suitable control premium at date of the evaluation.

The financial and credit market volatility directly impacts the Company’s fair value measurement through the Company’s weighted average cost of capital that the Company uses to determine its discount rate and through the Company’s stock price that the Company uses to determine its market capitalization. Therefore, changes in the stock price may also affect the amount of impairment recorded.

The Company recognizes an acquired intangible asset apart from goodwill whenever the intangible asset arises from contractual or other legal rights, or when it can be separated or divided from the acquired entity and sold, transferred, licensed, rented or exchanged, either individually or in combination with a related contract, asset or liability. Such intangibles are amortized over their useful lives. Impairment losses are recognized if the carrying amount of an intangible asset subject to amortization is not recoverable from expected future cash flows and its carrying amount exceeds its fair value.

The Company reviews its long-lived assets, including property and equipment, identifiable intangibles, and goodwill annually or whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine recoverability of its long-lived assets, the Company evaluates the probability that future undiscounted net cash flows will be less than the carrying amount of the assets.

Intangible Assets.    Our intangible assets consist of customer relationships, developed technologies, trademarks and trade name. The Company recognizes an acquired intangible asset apart from goodwill whenever the intangible asset arises from contractual or other legal rights, or when it can be separated or divided from the acquired entity and sold, transferred, licensed, rented, or exchanged, either individually or in combination with a related contract, asset, or liability. The intangible assets are amortized following the patterns in which the economic benefits are consumed or straight-line over the estimated useful life. We periodically review the estimated useful lives of our intangible assets and review these assets for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. The determination of impairment is based on estimates of future undiscounted cash flows. If an intangible asset is considered to be impaired, the amount of the impairment will be equal to the excess of the carrying value over the fair value of the asset.

Long-Lived Assets.    The Company reviews its long-lived assets, including property and equipment and identifiable intangibles annually or whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine recoverability of its long-lived assets, the Company evaluates the probability that future undiscounted net cash flows will be less than the carrying amount of the assets.

Impairment of Long-Lived Assets.    Digerati reviews the carrying value of its long-lived assets annually or whenever events or changes in circumstances indicate that the value of an asset may no longer be appropriate. Digerati assesses recoverability of the carrying value of the asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and fair value.

Business combinations.    Each investment in a business is being measured and determined whether the investment should be accounted for as a cost-basis investment, an equity investment, a business combination, or a common control transaction. An investment in which the Company do not have a controlling interest and which the Company is not the primary beneficiary but where the Company has the ability to exert significant influence is accounted for under the equity method of accounting. For those investments that we account for in accordance ASC 805, Business Combinations, the Company records the assets acquired and liabilities assumed at management’s estimate of their fair values on the date of the business combination. The assessment of the estimated fair value of each of these can have a material effect on the reported results as intangible assets are amortized over various lives. Furthermore, according to ASC 805-50-30-5, when accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interests shall initially measure the recognized assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer.

Stock-based compensation.    The Company accounts for its share-based awards under ASC 718, Compensation — Stock Compensation. Employee and non-employee stock-based compensation is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the requisite service period. During fiscal year 2022 and 2021, the Company issued 1,500,000 common shares and 7,858,820 common shares, respectively, to professionals for exchange of services and various employees as part of our profit sharing-plan contribution and stock in lieu of cash. During fiscal year 2022 and 2021, we recognized stock-based compensation expense of $125,250 and $264,712, respectively, equivalent to the market value of the shares issued calculated based on the share’s closing price at the grant dates. During fiscal year 2022, we recognized stock-based compensation expense of $97,863 related to stock options previously issued to various employees.

Treasury Shares.    As a result of entering into various convertible debt instruments which contained a variable conversion feature with no floor, warrants with fixed exercise price, and convertible notes with fixed conversion price or with a conversion price floor, we reserved 30,000,000 treasury shares for consideration for future conversions and exercise of warrants. The Company will evaluate the reserved treasury shares on a quarterly basis, and if necessary, reserve additional treasury shares. As of July 31, 2022, we believe that the treasury shares reserved are sufficient for any future conversions of these instruments. As a result, these debt instruments and warrants are excluded from derivative consideration.

Derivative financial instruments.    Digerati does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. However, Digerati analyzes its convertible instruments and free-standing instruments such as warrants for derivative liability accounting.

For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date. Any changes in fair value is recorded as non-operating, non-cash income or expense for each reporting period. For derivative notes payable conversion options Digerati uses the Black-Scholes option-pricing model to value the derivative instruments.

The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument is probable within the next 12 months from the balance sheet date.

Fair Value of Financial Instruments.    Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A fair value hierarchy is used which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The fair value hierarchy based on the three levels of inputs that may be used to measure fair value are as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation.

For certain of our financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, the carrying amounts approximate fair value due to the short maturity of these instruments. The carrying value of our long-term debt approximates its fair value based on the quoted market prices for the same or similar issues or the current rates offered to us for debt of the same remaining maturities.

Critical Accounting Estimates

Valuation of Goodwill and Intangible Assets.    Goodwill and other intangible assets include the cost of the acquired business in excess of the fair value of the tangible net assets recorded in connection with an acquisition. Other intangible assets include customer relationships, non-compete agreements, and trademarks. The Company uses a third-party specialty valuation firm to value its intangible assets acquired in its business combination and asset acquisitions.

During the year ended July 31, 2022, the Company acquired Skynet Telecom LLC and Next Level Internet, Inc. the acquisitions were accounted for under the purchase method of accounting, with the Company identified as the accounting acquirer. Accordingly, the purchase prices of acquired tangible and intangible assets and liabilities were recorded and allocated at fair value on a relative basis as of acquisition dates. The Company based its estimates on historical experience, discounted cash flows and on various other assumptions that are believed to be reasonable in the circumstances at the time of acquisition, the results of which form the basis for making judgments about the fair value of the intangible assets acquired that are not readily apparent from other sources. The actual results from these acquisitions may differ from these estimates.

OFF BALANCE SHEET ARRANGEMENTS

As of January 31, 2023, we do not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

DIGERATI EXECUTIVE COMPENSATION

Digerati currently maintains the following compensation programs established by the Digerati Board with respect to its Chief Executive Officer, Chief Financial Officer and Chairman of the Board.

Arthur L. Smith serves as Digerati’s Chief Executive Officer. On February 14, 2019, Digerati entered into an employment agreement with Mr. Smith, with an annual salary that was approved by the Digerati Board to be set at $200,000. In addition, the Digerati Board during fiscal year 2015 approved the reimbursement of monthly expenses up to $1,667. Below are other compensation and benefits for Mr. Smith in accordance with his employment agreement. Since October 4, 2022, Derek Gietzen has served as Digerati’s President.

(1)    Stock Grant.    In fiscal year 2019, Mr. Smith received at the execution of his employment agreement 450,000 shares of common stock. The stock grant vested during fiscal year 2022 upon Digerati achieving $15 million in annualized revenue.

(2)    Stipend.    Mr. Smith shall receive a 2% stipend on revenue from acquisition transactions approved by the Digerati Board and closed by Digerati. Acquisition revenue will be calculated based on the trailing twelve months revenue of the company or assets (stock or asset purchase) acquired by Digerati. The stipend for acquisitions will be capped at 200% of the annual base salary for Mr. Smith. Mr. Smith may elect to receive Digerati common stock in lieu of a cash payment for the acquisition stipend or apply the stipend towards the exercise of vested stock options in a cashless transaction. The stipend shall be considered fully earned at the closing of each acquisition and paid within 10 business days from such event. For acquisition transactions closed prior to the signing of the employment agreement, the stipend shall be paid within six months of the signing of the employment agreement or under terms mutually agreed upon between Mr. Smith and Digerati. The stipend for acquisitions is subject to review and approval by the Digerati Board on an annual basis commencing August 1, 2019.

(3)    Stipend.    Mr. Smith shall receive a one-time payment of $75,000 upon Digerati listing on a primary stock exchange (e.g. NASDAQ or NYSE American). Mr. Smith may elect to receive Digerati common stock in lieu of a cash payment for this up-listing stipend or apply the stipend towards the exercise of vested stock options in a cash-less transaction. The stipend shall be considered fully earned upon initial listing in a primary stock exchange and paid within 10 business days from such event.

(4)    Signing Bonus Stock Options.    In fiscal year 2019, Mr. Smith received 585,000 stock options as of the effective date of his employment agreement. The stock options have already vested.

(5)    Additional Compensation.    In the event of a Spin-Off (as defined below), Mr. Smith shall be entitled to receive 3% of the consideration payable to, and/or received by, Digerati or its shareholders in a Spin-Off (calculated and paid from the total shares or cash to be distributed), which payment shall be made to Mr. Smith on the closing of the Spin-Off date. A “Spin-Off’ means the sale of a subsidiary or distribution of shares of capital stock to the shareholders of Digerati that Digerati owns in a subsidiary, whether it is 100% of the ownership or a lesser amount.

Antonio Estrada Jr. serves as Digerati’s Chief Financial Officer. On February 14, 2019, Digerati entered into an employment agreement with Mr. Estrada, with an annual salary that was approved by the Digerati Board to be set at $185,000. In addition, the Digerati Board during fiscal year 2015 approved the reimbursement of monthly expenses up to $1,667. Below are other compensation and benefits for Mr. Estrada in accordance with his employment agreement:

(1)    Stock Grant.    In fiscal year 2019, Mr. Estrada received at the execution of the employment agreement 350,000 shares of Digerati common stock. The stock grant vested during fiscal year 2022 upon Digerati achieving $15 million in annualized revenue.

(2)    Stipend.    Mr. Estrada shall receive a 1% stipend on revenue from acquisition transactions approved by the Digerati Board and closed by Digerati Company. Acquisition revenue will be calculated based on the trailing twelve months revenue of the company or assets (stock or asset purchase) acquired by Digerati. The stipend for acquisitions will be capped at 200% of the annual base salary for Mr. Estrada. Mr. Estrada may elect to receive common stock in Digerati in lieu of a cash payment for the acquisition stipend or apply the stipend towards the exercise of vested stock options in a cashless transaction. The stipend shall be considered fully earned at the closing of each acquisition and paid within 10 business days from such event. For acquisition transactions closed prior to the signing of the employment agreement, the stipend shall be paid within six months of the signing of the employment agreement or under terms mutually agreed upon between Mr. Estrada and Digerati. The stipend for acquisitions is subject to review and approval by the Digerati Board on an annual basis commencing August 1, 2019.

(3)    Stipend.    Mr. Estrada shall receive a one-time payment of $60,000 upon Digerati listing on a primary stock exchange (e.g. NASDAQ or NYSE American). Mr. Estrada may elect to receive Digerati common stock in lieu of a cash payment for this up-listing stipend or apply the stipend towards the exercise of vested stock options in a cash-less transaction. The stipend shall be considered fully earned upon initial listing in a primary stock exchange and paid within 10 business days from such event.

(4)    Signing Bonus Stock Options.    In fiscal year 2019, Mr. Estrada received 520,000 stock options as of the effective date of his employment agreement. The stock options have already vested.

(5)    Additional Compensation.    In the event of a Spin-Off (as defined below), Mr. Estrada shall be entitled to receive 1.25% of the consideration payable to, and/or received by, Digerati or its shareholders in a Spin-Off (calculated and paid from the total shares or cash to be distributed), which payment shall be made to Mr. Estrada on the closing of the Spin-Off date. A “Spin-Off’ means the sale of a subsidiary or distribution of shares of capital stock to the shareholders of Digerati that Digerati owns in a subsidiary, whether it is 100% of the ownership or a lesser amount.

Craig K. Clement serves as Digerati’s Executive Chairman of the Board. On February 14, 2019, Digerati entered into an employment agreement with Mr. Clement, with an annual salary that was approved by the Digerati Board to be set at $210,000. During fiscal year 2020, the Digerati Board approved the issuance of Digerati common stock in lieu of cash compensation equivalents up to 50% of Mr. Clement’s annual salary. No other cash compensation is presently being paid to Mr. Clement.

Below are other compensation and benefits for Mr. Clement in accordance with his employment agreement:

(1)    Stock Grant.    In fiscal year 2019, Mr. Clement received at the execution of his employment agreement 550,000 shares of Digerati common stock. The stock grant vested during fiscal year 2022 upon Digerati achieving $15 million in annualized revenue.

(2)    Cash Bonus.    Mr. Clement will receive a one-time cash bonus of $100,000 upon Digerati’s common shares reaching a $4.00 trading price per share for 10 consecutive trading days. The $4.00 trading price per share will be adjusted for any forward or reverse split of Digerati’s stock. Mr. Clement may elect to receive Digerati common stock in lieu of a cash payment for the share price bonus or apply the bonus towards the exercise of vested stock options in a cash-less transaction.

(3)    Stipend.    Mr. Clement shall receive a one-time payment of $35,000 upon Digerati listing on a primary stock exchange (e.g. NASDAQ or NYSE American). Mr. Clement may elect to receive Digerati common stock in lieu of a cash payment for this up-listing stipend or apply the stipend towards the exercise of vested stock options in a cash-less transaction. The stipend shall be considered fully earned upon initial listing in a primary stock exchange and paid within 10 business days from such event.

(4)    Signing Bonus Stock Options.    In fiscal year 2019, Mr. Clement received 620,000 stock options as of the effective date of the employment agreement. The stock options have already vested.

(5)    Additional Compensation.    In the event of a Spin-Off (as defined below), Mr. Clement shall be entitled to receive 0.75% of the consideration payable to, and/or received by, Digerati or its shareholders in a Spin-Off (calculated and paid from the total shares or cash to be distributed), which payment shall be made to Mr. Clement on the closing of the Spin-Off date. A “Spin-Off’ means the sale of a subsidiary or distribution of shares of capital stock to the shareholders of Digerati that Digerati owns in a subsidiary, whether it is 100% of the ownership or a lesser amount.

Compensation Discussion and Analysis

Digerati’s compensation programs are designed to meet the following objectives:

•        Offer compensation opportunities that attract highly qualified executives, reward outstanding initiative and achievement, and retain the leadership and skills necessary to build long-term stockholder value;

•        Emphasize pay-for-performance by maintaining a portion of executives’ total compensation at risk, tied to both our annual and long-term financial performance and the creation of stockholder value; and

•        Further Digerati’s short and long-term strategic goals and values by aligning executive officer compensation with business objectives and individual performance.

The Digerati Board believes that an executive’s compensation should be tied to the performance of the individual and the performance of the complete executive team against both financial and non-financial goals, some of which are subjective and within the discretion of the Digerati Board.

Digerati’s executive compensation program is intended to be simple and clear, and consists of the following elements (depending on individual performance):

•        Base salary;

•        Annual performance-based cash bonus;

•        Long-term incentives in the form of stock options; and

•        Benefits that are offered to executives on the same basis as our non-executive employees.

Role of Management in Determining Compensation Decisions

At the request of Digerati’s Board of Directors, management makes recommendations to Digerati’s Board of Directors relating to executive compensation program design, specific compensation amounts, bonus targets, incentive plan structure and other executive compensation related matters for each of Digerati’s executive officers, including its Chief Executive Officer. The Digerati Board maintains decision-making authority with respect to these executive compensation matters.

The Digerati Board reviews the recommendations of management with respect to total executive compensation and each element of compensation when making pay decisions. In allocating compensation among compensation elements, Digerati emphasizes incentive, not fixed compensation to ensure that executives only receive superior pay for superior results. Digerati equally values short- and long-term compensation because both short- and long-term results are critical to its success. In addition, Digerati’s compensation program includes various benefits provided to all employees, including life insurance, health insurance and other customary benefits. The objectives and details of why each element of compensation is paid are described below.

Base Salary.    Digerati’s objective for paying base salaries to executives is to reward them for performing the core responsibilities of their positions and to provide a level of security with respect to a portion of their compensation. Digerati considers a number of factors when setting base salaries for executives, including:

•        Existing salary levels;

•        Competitive pay practices;

•        Individual and corporate performance; and

•        Internal equity among our executives, taking into consideration their relative contributions to Digerati’s success.

Long-term Incentive Awards.    Digerati awards long-term incentive compensation to focus its executives on its long-term growth and stockholder return, as well as to encourage its executives to remain with Digerati for the long-term. Long-term incentive awards are primarily in the form of grants of stock options and/or stock award pursuant to Digerati’s 2015 Equity Compensation Plan (the “Plan”). Digerati selected this form because of the favorable accounting and tax treatment and the expectation of key employees in its industry that they would receive stock options and/or stock grants. Digerati does not have pre-established target award amounts for long-term incentive grants. In determining long-term incentive awards for the Digerati Named Executive Officers, the Digerati Board relies on recommendations from Digerati’s Chief Executive Officer, who considers the individual performance of the executives, the relation of the award to base salary and annual incentive compensation and associated accounting expense. The terms of and amount of awards are made by the Board of Directors in accordance with the Stock Option Plan.

Executive Compensation

The following table sets forth the compensation paid to each of Digerati’s principal executive officers (the “Digerati Named Executive Officers”) during the last two completed fiscal years:

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	All Other Compensation ($)	Total ($)
Arthur L. Smith	2022	$221,641	$352,154	$-0-	$-0-	$-0-	$573,795
President (through October 3, 2022), Chief Executive Officer & Director	2021	$460,435	$60,000	$56,033	$51,922	$-0-	$628,390

Antonio Estrada Jr.	2022	$206,641	$176,077	$-0-	$-0-	$-0-	$382,718
Chief Financial Officer	2021	$350,177	$60,000	$56,033	$46,153	$-0-	$512,363

Craig K. Clement	2022	$193,238	$-0-	$-0-	$-0-	$-0-	$193,238
Chairman of the Board	2021	$235,219	$-0-	$56,033	$-0-	$-0-	$291,252

____________

(1)      During the year ended July 31, 2021, Digerati issued Convertible Preferred Series C Shares in lieu of cash compensation to Mr. Smith and Mr. Estrada with a value of $164,618 and $82,309, respectively, as a stipend for completing the acquisitions in November 2020. In addition, during the year ended July 31, 2021, Digerati issued Convertible Preferred Series C shares in lieu of cash compensation for accrued wages to Mr. Smith, Mr. Estrada and Mr. Clement with a value of $124,666, $111,683 and $70,734, respectively.

(2)      During the year ended July 31, 2022, Digerati accrued compensation to Mr. Smith and Mr. Estrada with a value of $352,154 and $176,077, respectively, as a stipend for completing the acquisitions in December 2021 and February 2022. Digerati anticipates paying for this incentive compensation during fiscal year 2023. During the year ended July 31, 2021, the Digerati Board approved the pay-out of a stipend of $60,000 each to Mr. Smith and Mr. Estrada.

(3)      During the year ended July 31, 2021, Digerati issued common shares to its Executive Officers as part of its profit-sharing plan contribution.

(4)      During the year ended July 31, 2021, Digerati issued 1,700,000 options to its Executive Officers to acquire common shares at an exercise price of $0.062. The fair value at the time of issuance of the common shares issued to Mr. Smith and Mr. Estrada were $51,922 and $46,153, respectively. The options vest ratably on a monthly basis through November 17, 2023. During the year ended July 31, 2022, Digerati did not issue any options to its Executive Officers.

Digerati’s Board of Directors adopted the 2015 Equity Compensation Plan (the “Plan”). Under the Plan, the Digerati Board may grant up to 7.5 million shares of Digerati common stock to its officers, directors, employees, and consultants. Grants may be in the form of incentive stock options, non-statutory stock options, restricted stock awards, and/or unrestricted stock awards. The number and terms of each award is determined by the Digerati Board, subject to the limitation that the exercise price of any option may not be less than the fair market value of the common stock on the date of grant.

Digerati currently provides a Non-Standardized Profit-Sharing Plan (the “Profit-Sharing Plan”). The Digerati Board approved the Profit-Sharing Plan on September 15, 2006. Under the Profit-Sharing Plan, Digerati’s employees qualified to participate in the Profit-Sharing Plan after one year of employment. Contribution under the Profit-Sharing Plan by us is based on 25% of the annual base salary of each eligible employee up to $54,000 per year. Contributions under the Profit-Sharing Plan are fully vested upon funding.

OUTSTANDING EQUITY AWARDS AS OF JULY 31, 2022

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable(2)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Arthur L. Smith	500,000	400,000	$0.042	11/17/2025	—	—
	300,000	—	$0.110	07/31/2025	—	—
	300,000	—	$0.350	12/01/2022	—	—
	585,000	—	$0.190	02/14/2024	—	—

Antonio Estrada Jr.	445,000	355,000	$0.042	11/17/2025	—	—
	300,000	—	$0.110	07/31/2025	—	—
	300,000	—	$0.350	12/01/2022	—	—
	520,000	—	$0.190	02/14/2024	—	—

Craig K. Clement	300,000	—	$0.110	07/31/2025	—	—
	300,000	—	$0.350	12/01/2022	—	—
	620,000	—	$0.190	02/14/2024	—	—

____________

(1)      During the year ended July 31, 2022, Digerati did not issue any options to its Executive Officers.

(2)      During the year ended July 31, 2021, Digerati issued 1,700,000 options to its Executive Officers to acquire common shares at an exercise price of $0.042 and a fair value at the time issuance of $98,075. The options vest ratably on a monthly basis through November 17, 2023. During the year ended July 31, 2020, Digerati did not issue any options to its Executive Officers.

Compensation of Directors

Each director of Digerati that is not an officer is reimbursed the reasonable out-of-pocket expenses in connection with their travel to attend meetings of the Digerati Board. Each Digerati director that is not an officer was paid $1,000 per month.

Compensation Committee Interlocks and Insider Participation

Digerati does not have a compensation committee of its Board of Directors or other committee that performs the same functions. Mr. Arthur L. Smith is presently Digerati’s Chief Executive Officer and participates in deliberations concerning executive compensation.

MANAGEMENT OF NEW DIGERATI FOLLOWING THE BUSINESS COMBINATION

Board of Directors and Management

The following sets forth certain information, as of the date of this proxy statement/prospectus, concerning the persons who are expected to serve as directors and executive officers of New Digerati following the consummation of the Business Combination.

Name	Age	Title
Arthur L. Smith(1)	57	Chief Executive Officer and Class III Director
Antonio Estrada Jr.	47	Chief Financial Officer and Treasurer
Craig K. Clement(1)	64	Class II Director
Maxwell A. Polinsky(1)	64	Class II Director
Shawn D. Rochester(2)	49	Class III Director
R. Greg Smith(1)	64	Class I Director
Ernest Cunningham	52	Class I Director
Scott Crist	58	Class I Director

____________

(1)      Nominated by Digerati.

(2)      Nominated by the Sponsor.

Executive Officers and Directors

Arthur L. Smith will serve as the Chief Executive Officer and as a member of the board of directors of New Digerati following the Closing of the Business Combination. Mr. Smith has served as the Chief Executive Officer and as a director of Digerati since 2003, and from 2003 through October 3, 2022 as President of Digerati. Mr. Smith has over 25 years of specialized experience in the telecommunications, technology and oil and gas industries. As the founder of Digerati, formerly known as ATSI Communications, Inc. (“ATSI”), he led Digerati’s start-up operation focused on the USA — Mexico telecommunications corridor to over US$65 million in annual revenue and a listing on the American Stock Exchange that resulted in a market value of over US$450 million. Between 1999 and 2009, ATSI was a three-time recipient of Deloitte and Touche’s Fast 500 Award for recognition as one of the 500 fastest growing technology companies in North America. As CEO of ATSI, Mr. Smith also co-founded the company’s highly successful Internet software subsidiary, GlobalSCAPE, Inc., in 1996. As Chairman of the Board of GlobalSCAPE, he led that company’s strategic and business development efforts from inception through its growth strategy that resulted in a listing on a public stock exchange and the subsequent sale of ATSI’s ownership to private investors in June 2002. Mr. Smith is currently President and CEO of the Company’s cloud communications subsidiary, T3 Communications, Inc. (a Nevada corporation). We believe that Mr. Smith is well qualified to serve as a director of New Digerati due to his extensive experiences in the telecommunications industry and as a founder, executive officer and director of Digerati.

Antonio Estrada Jr. will serve as the Chief Financial Officer and Treasurer of New Digerati following the Closing of the Business Combination. Mr. Estrada has served as the Chief Financial Officer and Treasurer of Digerati since 2013, having previously served as Senior Vice President of Finance and Corporate Controller from 2008 to 2013. Mr. Estrada is a seasoned financial executive with over 20 years of experience in the telecommunications and oil and gas industries. Mr. Estrada’s vast experience includes financial reporting and modeling, strategic planning, grant writing and cash management. From 1999 to 2008, Mr. Estrada served in various roles within ATSI, including International Accounting Manager, Treasurer, Internal Auditor and Controller. Mr. Estrada graduated from the University of Texas at San Antonio, with a Bachelor of Business Administration, with a concentration in Accounting.

Craig K. Clement will serve as a member of the board of directors of New Digerati following the Closing of the Business Combination. Mr. Clement has served as the Executive Chairman of Digerati since 2014. Mr. Clement has over 35 years of executive and director experience with technology (telecom, Internet software) and oil exploration and production entities where he has been responsible for asset management, acquisitions and divestitures, strategic and tactical planning, financial operations, corporate finance, legal, transaction structuring, business development, and investor relations. Mr. Clement has served as the Chief Executive Officer of Flagship Oil and Gas Corp. since October 2014. He previously assisted in the growth of a San Antonio-based telecom provider from 10 employees to 500, achieving a public market valuation of US$500 million. Mr. Clement was the founding

CEO of GlobalSCAPE, Inc., and was the former COO of XPEL, Inc. He was also the former Chairman of the South Texas Regional Center for Innovation and Commercialization, which screened and supported entrepreneurs through the Texas Emerging Technology Fund managed by the Texas Governor’s office, which invested more than $350 million in Texas-based technology start-ups. Mr. Clement is a graduate of the Teas McCombs School of Business. We believe that Mr. Clement is well qualified to serve as a director of New Digerati due to his long experience in the technology and telecommunications industry, as well as due to his transactional, management and financial background.

E. Scott Crist will serve as a member of the board of directors of New Digerati following the Closing of the Business Combination. Mr. Crist has over 30 years of business experience and an extensive background as an entrepreneur, venture capitalist and chief executive officer. He has founded, built and successfully exited a number of businesses in the technology, telecommunications, and industrial sectors, including companies involved in emerging 5G, AI and IoT technologies. He has been a partner at Texas Ventures, a leading technology venture firm since March 2000, and the Chief Executive Officer of Osperity, Inc. a market leader in AI-assisted industrial computer vision since August 2019. In addition, Mr. Crist founded VA-Gov Housing Fund, a partnership of profit and non-profit companies advocating for US veterans and their families and has been serving as its Chairman since then. In this capacity, he became a large lender for the US government’s homeless shelter program for veterans while deploying significant capital and achieving a blended internal rate of return of approximately 15% for the “for-profit” limited partners. From April 2016 to September 2019, Mr. Crist was Chief Executive Officer and Chairman of Infrastructure Networks, a leading 4G and 5G-LTE wireless broadband provider for the energy industry, until its control position sale to Apollo Global Management, and served as a member of its board until recently. Prior to that, Mr. Crist was the founder and Chief Executive Officer of Telscape International Inc., a telecommunications company focused on emerging global markets and built Telscape from its start-up stage through multiple acquisitions, into a publicly traded industry leader with a market cap in excess of $100 million. Mr. Crist holds a BS in Electrical & Computer Engineering from North Carolina State University. He has an MBA from the Kellogg School at Northwestern University and is a former adjunct professor and current lecturer at Rice University’s Jones Graduate School of Business.

Ernest Cunningham will serve as a member of the board of directors of New Digerati following the Closing of the Business Combination. Mr. Cunningham, a proven leader focused on growing and leading high functioning aligned teams, has served since July 2016 as the CEO of Globalgig, a provider of global communication services for enterprises world-wide with technologies such as SD-WAN, wireless, UCaaS and managed network services. Globalgig appeared in INC. Magazine’s 500/5000 list of Fastest Growing Companies in its first three years of eligibility. Previously, from February 2007 to October 2015, Mr. Cunningham was the Founder and CEO of One Source Networks, one of INC. Magazine’s Top 10 Fastest Growing Companies that appeared five times in the 500/5000 list of Fastest Growing Companies. One Source Networks grew from $0 to $100 million in eight years before being acquired by GTT Communications, Inc. (NYSE: GTT) in 2015. Prior to launching One Source Networks, Mr. Cunningham held senior executive positions with Broadwing and Level 3 Communications, with primary responsibility for National Accounts and Wholesale Market programs. Mr. Cunningham is a board member with Clearspan, Caraday Healthcare, Sodalis Senior Living, Black Ink Development, and Critical Environments Group (CEG), and is a volunteer board member with the Mission City Soccer Complex and the San Antonio Sports Foundation. Mr. Cunningham received his BA from Texas A&M University in 1994. We believe that Mr. Cunningham is well qualified to serve as a director of New Digerati due to his extensive leadership experience in the technology communications industry.

Maxwell A. Polinsky will serve as a member of the board of directors of New Digerati following the Closing of the Business Combination. Mr. Polinsky has served as a director of Digerati since 2014. Mr. Polinsky is currently the president, CFO and a director of Winston Gold Corp., a Canadian-based mineral exploration company that is traded on the CSE Exchange, and a principal in Venbanc Investment and Management Group Inc., an investment and merchant bank he co-founded in 1994. From 2009 to 2011, Mr. Polinsky was the Chief Financial Officer and a director of RX Exploration Inc., a company that successfully re-opened the previous old historic Drumlummon gold mine in Montana. Mr. Polinsky also served as a director of Nerium Biotechnology from 2006 to 2010, XPEL, Inc. from 2003 to 2009, Nighthawk Systems from 2001 to 2007 and Cougar Minerals from 2012 to 2014. Mr. Polinsky holds a Bachelor of Commerce degree from the University of Manitoba. We believe that Mr. Polinsky is well qualified to serve as a director of New Digerati due to his extensive financial, managerial and directorial experience.

Shawn D. Rochester is the president, Chief Executive Officer and a member of the Board of Directors of MEOA, and he will serve as a member of the board of directors of New Digerati following the Closing of the Business Combination. Mr. Rochester has served as Chief Executive Officer of Good Steward LLC and as Founder of PHD Enterprises since June 2013, and he served as Vice Chairman of Highland Poe from April 2021 to September 2021.

Good Steward LLC, PHD Enterprises and Highland Poe provide, collectively, services relating to financial consulting, economic advocacy, corporate strategy and equitable growth. He is also a sought-after speaker, an economic development advocate and the author of the critically acclaimed book, The Black Tax: The Cost of Being Black in America, which book is a data-driven, evidence-based account of the massive systemic financial burden Black Americans have endured since the early 1600s. Since his book’s debut, Mr. Rochester has advised Fortune 100 C-suite executives and given presentations before state legislatures and the United Nations on how his PHD economic framework leads to truly inclusive and equitable economic strategies that drive jobs, business and capital strategies that spur a stronger U.S. and international eco-system. Mr. Rochester has received citations from the New York State Assembly and the New York City Council for his work in economic development and was also selected by the International Human Rights Commission Relief Fund Trust (IHRC-RFT) to be listed in its 2019 almanac as one of the Top 100 Human Rights Defenders for his efforts to educate people on the financial cost of discrimination (past and present) against members of the African Diaspora in America. During his time in the private sector, from October 2007 to May 2013, Mr. Rochester served as the Global Director of New Business Development for Amphenol Corporation’s AITC Group, responsible for mergers, acquisitions and identifying new growth opportunities for a substantial portfolio of businesses covering the IT and Data Communications marketplace. Earlier in his career, Mr. Rochester worked for IBM Corporation in Corporate Development, Finance & Planning, and Treasury. Mr. Rochester also was a member of IBM’s Emerging Business Opportunities (EBO) program, where he worked with various global general managers to identify, fund and monitor businesses that represented significant revenue generating opportunities. Mr. Rochester holds a Master’s degree in Business Administration from the University of Chicago Booth School of Business, with a concentration in Accounting and Finance, and a Bachelor of Science degree in Chemical Engineering from the University of Rochester. We believe that Mr. Rochester is well-qualified to serve as a director of New Digerati due to his corporate development, strategic planning and transactional experience with global industry leading organizations, as well as his status and experiences as a thought leader in, and deep connections in, the minority-owned business community.

R. Greg Smith will serve as a member of the board of directors of New Digerati following the Closing of the Business Combination. Mr. Smith has more than 30 years of corporate finance and management experience, including the last 25 years in capacities of Chief Financial Officer, Senior Vice President Mergers and Acquisitions, Executive Vice President and Director of venture and private equity-backed private and public companies and their respective subsidiaries. In addition, Mr. Smith served as the CFO of Industrial Tech Acquisitions, Inc., a blank check company that raised over $75 million in its initial public offering in September 2020 which consummated an initial business combination with Arbe Robotics Ltd. in September 2021. He has extensive experience in mergers, acquisitions and divestitures including due diligence, valuation analysis, transaction negotiations, term sheets, letters of intent and definitive agreements. He served as Chief Financial Officer for Infrastructure Networks, Inc., a leading 5G-LTE wireless & IoT communications platform digitizing the energy patch in North America from February 2017 through May 2020 and subsequently served as a special advisor. In his capacity as chief financial officer of Infrastructure Networks Inc., he helped grow the company organically during his tenure. From June 2004 to January 2017, he worked for various companies in the wireless broadband industry, including as the founder, Chief Executive Officer, Chief Financial Officer, Executive Vice president and member of its board of directors of ERF Wireless, Inc. (OTC:ERFB) from August 2004 through July 2015, which provided high-speed broadband and remote connectivity for mission-critical applications to energy companies, banks, and hospitals. Mr. Smith received a BBA degree in Finance and minor in Economics from Sam Houston State University. We believe that Mr. Smith is well-qualified to serve as a director of New Digerati due to his corporate finance and management experience.

Corporate Governance

We will structure our corporate governance in a manner we believe will closely align our interests with those of our stockholders following the Business Combination and complies with the rules and regulations applicable to a publicly listed company. Notable features of this corporate governance structure include:

•        we will have independent director representation on our audit and compensation committees immediately upon the consummation of the Business Combination, and our independent directors will meet regularly in executive sessions without the presence of our corporate officers or non-independent directors; and

•        at least one of our directors will qualify as an “audit committee financial expert” as defined by the SEC.

Board Composition

In the Business Combination Agreement, MEOA and Digerati agreed that following consummation of the Business Combination, the board of directors of New Digerati would consist of seven members comprised of four individuals designated by Digerati and one individual designated by the Sponsor. As of the date of this proxy statement/prospectus, there are seven nominees for membership to the board of directors of New Digerati, including four nominees designated by Digerati and one nominee designated by the Sponsor.

Director Independence

The rules of The Nasdaq Stock Market require that a majority of the New Digerati Board be independent. An “independent director” is defined generally as a person other than an executive officer or employee of MEOA or any other individual having a relationship which, in the opinion of the issuer’s board of directors, would interfere with the exercise of independent judgement in carrying out the responsibilities of a director. It is anticipated that each individual expected to serve on the New Digerati Board (Maxwell A. Polinsky, R. Greg Smith, Ernest Cunningham, and Scott Crist) upon consummation of the Business Combination, other than Arthur L. Smith, Craig K. Clement and Shawn D. Rochester, will qualify as an independent director under Nasdaq listing standards.

Role of New Digerati Board of Directors in Risk Oversight

Upon the consummation of the Business Combination, one of the key functions of the board of directors will be informed oversight of New Digerati’s risk management process. The board of directors does not anticipate having a standing risk management committee, but rather anticipates administering this oversight function directly through the New Digerati Board of Directors as a whole, as well as through various standing committees of the New Digerati Board of Directors that address risks inherent in their respective areas of oversight. In particular, the New Digerati Board of Directors will be responsible for monitoring and assessing strategic risk exposure and New Digerati’s audit committee will have the responsibility to consider and discuss New Digerati’s major financial risk exposures and the steps its management will take to monitor and control such exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee will also monitor compliance with legal and regulatory requirements. New Digerati’s compensation committee will also assess and monitor whether New Digerati’s compensation plans, policies and programs comply with applicable legal and regulatory requirements.

Committees of the Board of Directors

Following the consummation of the Business Combination, it is anticipated that the New Digerati Board will have two standing committees: an audit committee and a compensation committee. Under their respective charters, our audit committee must be composed of at least three independent directors and our compensation committee must be composed of at least two (2) independent directors.

Audit Committee

Upon consummation of the Business Combination, it is anticipated that the members of our audit committee will consist of Scott Crist, Maxwell A. Polinsky and R. Greg Smith. Mr. R. Greg Smith is expected to serve as the chairperson of the audit committee. Under the Nasdaq listing rules and applicable SEC rules, we are required to have at least three members of the audit committee. The Nasdaq rules and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be composed solely of independent directors. It is anticipated that each member of the audit committee will qualify as an independent director under applicable rules and that each of them is financially literate. It is anticipated that Mr. R. Greg Smith will qualify as an “audit committee financial expert” as defined in applicable SEC rules.

Compensation Committee

Upon consummation of the Business Combination, it is anticipated that our compensation committee will consist of two (2) members of the New Digerati Board, each of which will be an independent director. The members of the compensation committee are expected to be Ernest Cunningham and Maxwell A. Polinsky. Mr. Cunningham will serve as chairman of the Compensation Committee.

Director Nominations

We do not have, and we do not plan to establish following the Closing of the Business Combination, a standing nominating and corporate governance committee, though we would form such a committee as and when required to do so by law or Nasdaq rules. In accordance with Rule 5605 of the Nasdaq rules, a majority of the independent directors may recommend a director nominee for selection by the board of directors. Our board of directors believes that the independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating and corporate governance committee. The directors of New Digerati who will participate in the consideration and recommendation of director nominees will be Ernest Cunningham, Maxwell A. Polinsky and R. Greg Smith. In accordance with Rule 5605 of the Nasdaq rules, all such directors are independent. As there will be no standing nominating and corporate governance committee, New Digerati will not have a nominating and corporate governance committee charter in place.

The board of directors of New Digerati will also consider director candidates recommended for nomination by stockholders during such times as they are seeking proposed nominees to stand for election at the next annual meeting of stockholders (or, if applicable, a special meeting of stockholders). Stockholders that wish to nominate a director for election to the board of directors of New Digerati should follow the procedures set forth in the Proposed Bylaws.

New Digerati will not formally establish any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the board of directors of New Digerati will consider educational background, diversity of professional experience, knowledge of the business of New Digerati, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of stockholders.

Code of Business Conduct and Ethics

New Digerati will adopt a Code of Business Conduct and Ethics that applies to all of its employees, officers and directors, including those officers responsible for financial reporting. Following the consummation of the Business Combination, the Code of Business Conduct and Ethics will be available on New Digerati’s website at www.digerati-inc.com. Information contained on or accessible through such website is not a part of this proxy statement/prospectus, and the inclusion of the website address in this proxy statement/prospectus is an inactive textual reference only. New Digerati intends to disclose any amendments to the Code of Business Conduct and Ethics, or any waivers of its requirements, on its website to the extent required by the applicable rules and exchange requirements.

Compensation Committee Interlocks and Insider Participation

No member of New Digerati’s compensation committee has ever been an officer or employee of either MEOA or Digerati. None of the expected executive officers of New Digerati serve, or have served during the last year, as a member of the board of directors, compensation committee, or other board committee performing equivalent functions of any other entity that has one or more executive officers serving as one of our directors or on either company’s compensation committee.

Director Compensation

Following the consummation of the Business Combination, our compensation committee will determine the annual compensation to be paid to the members of the New Digerati Board.

Executive Compensation

Following the consummation of the Business Combination, New Digerati intends to develop an executive compensation program that is designed to align compensation with New Digerati’s business objectives and the creation of stockholder value, while enabling New Digerati to attract, motivate and retain individuals who contribute to the long-term success of New Digerati. The executive compensation program may include an executive compensation plan for which New Digerati would seek stockholder approval following the consummation of the Business Combination.

Decisions on the executive compensation program will be made by the compensation committee of the New Digerati Board.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding the beneficial ownership of shares of MEOA Common Stock as of the Record Date and of New Digerati Common Stock immediately following consummation of the Business Combination by:

•        each person known by MEOA to be the beneficial owner of more than 5% of MEOA’s outstanding Common Stock on the Record Date;

•        each person known by MEOA who may become beneficial owner of more than 5% of New Digerati’s outstanding Common Stock immediately following the Business Combination;

•        each of MEOA’s current executive officers and directors;

•        each person who will become an executive officer or a director of New Digerati upon consummation of the Business Combination;

•        all of MEOA’s current officers and directors as a group; and

•        all of New Digerati’s officers and directors as a group after the consummation of the Business Combination.

The following table does not reflect beneficial ownership of any shares of New Digerati Common Stock issuable upon exercise of Public Warrants, Private Placement Warrants, warrants that may be issued upon conversion of Working Capital Loans or warrants that may be issued upon conversion of Extension Loans, if any, as such securities are not exercisable or convertible within 60 days of the Record Date.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security.

			After Business Combination
	Prior to Business Combination(2)		Assuming No Redemptions(3)		Assuming Maximum Redemptions(4)
Name and Address of Beneficial Owners(1)	Number of Shares	%	Number of Shares	%	Number of Shares	%
Directors and Officers prior to the Business Combination:
Shawn D. Rochester(5)	—	—	—	—	—	—
Robin D. Watkins(5)	—	—	—	—	—	—
Ronald D. Busby, Sr.(5)	—	—	—	—	—	—
Patrick F. Linehan(5)	—	—	—	—	—	—
Julianne Malveaux	—	—	—	—	—	—
All Directors and Officers prior to the Business Combination (seven persons)	—	—	—	—	—	—
Directors and Officers after the Business Combination
Arthur L. Smith(6)	—	—	1,015,503	9.55%	1,015,503	11.24%
Craig K. Clement(7)	—	—	359,657	3.38%	359,657	3.98%
Maxwell A. Polinsky(8)	—	—	14,353	0.14%	906,594	0.16%
Shawn D. Rochester(5)	—	—	—	—	—	—
R. Greg Smith(5)	—	—	—	—	—	—
Antonio Estrada Jr.(9)	—	—	740,398	6.97%	740,398	8.19%
Ernest Cunningham	—	—	—	—	—	—
Scott Crist	—	—	—	—	—	—
All Directors and Officers after the Business Combination (eight persons)	—	—	2,129,911	20.04%	2,129,911	23.57%
Five Percent Holders:
Minority Equality Opportunities Acquisition Sponsor LLC(10)	3,162,500	73.9%	2,403,500	22.6%	1,771,000	19.6%
Post Road Special Opportunity Fund II LP(11)	—	—	875,161	8.23%	875,161	9.68%
Post Road Special Opportunity Fund II Offshore LP(12)	—	—	551,705	5.19%	551,705	6.1%
Owl Creek Credit Opportunities Master Fund, Ltd.(13)	310,000	7.2%	310,000	2.9%	310,000	3.4%
3BRT Investments LP(14)	—	—	457,169	4.3%	457,169	5.06%
GMY-FW LP(15)	—	—	465,113	4.38%	465,113	5.15%

____________

*        Less than 1%.

(1)      Unless otherwise noted, the business address of each of the following entities or individuals is 100 Executive Court, Waxahachie, TX 75165.

(2)      Prior to the Closing of the Business Combination, the percentage of beneficial ownership of MEOA on the Record Date is calculated based on (i) 1,117,022 shares of Class A Common Stock and (ii) 3,162,500 shares of Class B Common Stock, in each case, outstanding as of such date.

(3)      The expected beneficial ownership of New Digerati immediately upon the Closing of the Business Combination, assuming no Public Shares are redeemed in connection therewith, is based on 10,628,603 shares of New Digerati Common Stock outstanding as of such date, plus, as to each individual and group listed, the number of shares of New Digerati Common Stock deemed to be owned by such holder pursuant to Rule 13d-3 under the Exchange Act, assuming exercise of options held by such holder that are exercisable within 60 days of the Record Date. See the section titled “Share Calculations and Ownership Percentages” above in this proxy statement/prospectus.

(4)      The expected beneficial ownership of New Digerati immediately upon the Closing of the Business Combination, assuming all holders of MEOA’s Public Shares exercise their redemption rights in connection therewith, is based on 9,037,206 shares of New Digerati Common Stock outstanding as of such date, plus, as to each individual and group listed, the number of shares of New Digerati Common Stock deemed to be owned by such holder pursuant to Rule 13d-3 under the Exchange Act, assuming exercise of options held by such holder that are exercisable within 60 days of the Record Date. See the section titled “Share Calculations and Ownership Percentages” above in this proxy statement/prospectus.

(5)      Does not include any shares held by our Sponsor. This individual is a member of our Sponsor but does not have voting or dispositive control over the shares held by our Sponsor.

(6)      Consists of 181,331 shares of New Digerati Common Stock, 761,585 common shares upon the conversion of Series C Preferred Stock, and Rollover Options to purchase up to 72,588 shares of New Digerati Common Stock that have vested or that will vest within 60 days of the Record Date.

(7)      Consists of 154,132 shares of New Digerati Common Stock, 186,210 common shares upon the conversion of Series C Preferred Stock, and Rollover Options to purchase up to 19,314 shares of New Digerati Common Stock that have vested or that will vest within 60 days of the Record Date.

(8)      Consists of 1,292 shares of New Digerati Common Stock and Rollover Options to purchase up to 13,061 shares of New Digerati Common Stock that have vested or that will vest within 60 days of the Record Date.

(9)      Consists of 159,707 shares of New Digerati Common Stock, 510,716 common shares upon the conversion of Series C Preferred Stock, and Rollover Options to purchase up to 69,975 shares of New Digerati Common Stock that have vested or that will vest within 60 days of the Record Date.

(10)    Interests shown consist of Founders Shares, classified as Class B Common Stock. Founders Shares will automatically convert into shares of Class A Common Stock at the time of our initial business combination on a one-for-one basis, except that up to 1,391,500 of the Founder Shares will be forfeited to MEOA immediately prior to the Effective Time in accordance with the terms of the Sponsor Letter Agreement, depending upon the number of Public Shares that are redeemed. Our Sponsor is the record holder of the shares reported herein. The majority member of our Sponsor is Sphere 3D Corp., an Ontario corporation. All decisions regarding the voting or disposition of the securities of our company that are held by our Sponsor are exercised by the Board of Directors of Sphere 3D Corp., and not by any individual manager or member of our Sponsor.

(11)    Post Road SOF GP II LLC (the “GP”) serves as the general partner of Post Road Special Opportunity Fund II LP (the “Fund”), and may be deemed to beneficially own all of the securities beneficially owned by the Fund. Post Road Group LP (the “Manager”) serves as the investment advisor of the Fund, and may be deemed to beneficially own all of securities beneficially owned by the Fund. Each of Michael Bogdan and Kevin C. Davis, as the Managing Partner of each of the GP and the Manager, may be deemed to beneficially own the securities beneficially owned by the Fund. Each of the GP, the Manager, Mr. Bogdan and Mr. Davis disclaims beneficial ownership of these securities for all other purposes. The business address of the Fund is 2 Landmark Square, Suite 207 Stamford, CT 06901.

(12)    Post Road SOF GP II LLC (the “GP”) serves as the general partner of Post Road Special Opportunity Fund II Offshore LP (the “Offshore Fund”), and may be deemed to beneficially own all of the securities beneficially owned by the Offshore Fund. Post Road Group LP (the “Manager”) serves as the investment advisor of the Offshore Fund, and may be deemed to beneficially own all of securities beneficially owned by the Offshore Fund. Each of Michael Bogdan and Kevin C. Davis, as the Managing Partner of each of the GP and the Manager, may be deemed to beneficially own the securities beneficially owned by the Offshore Fund. Each of the GP, the Manager, Mr. Bogdan and Mr. Davis disclaims beneficial ownership of these securities for all other purposes. The business address of the Fund is 2 Landmark Square, Suite 207 Stamford, CT 06901.

(13)    Based on information contained in a Schedule 13G filed by Owl Creek Asset Management, L.P. (the “Investment Manager”) and Jeffrey A. Altman with the SEC on February 10, 2023. The Investment Manager is the investment manager of Owl Creek Credit Opportunities Master Fund, Ltd. (“Master Fund”), and Jeffrey A. Altman is the managing member of the general partner of the Investment Manager. Each of the Investment Manager and Mr. Altman disclaims beneficial ownership of the securities of our company that are held by Master Fund for purposes of Section 16 of the Exchange Act, except to the extent of his or its pecuniary interest therein, if any. The address for the foregoing is 640 Fifth Avenue, 20th Floor, New York, NY 10019. The number of shares held by Master Fund as reflected in the table above assumes that none of the shares held by Master Fund are redeemed in connection with the Closing of the Business Combination.

(14)    Consists of 85,518 shares of New Digerati Common Stock and 371,651 common shares upon the conversion of Series B Preferred Stock. SBW Management, Inc. (the “GP”) serves as the general partner of 3BRT Investments LP (“3BRT”) and may be deemed to beneficially own all of the securities beneficially owned by 3BRT. Stephen B. Wilde, as the President of the GP, may be deemed to beneficially own the securities beneficially owned by 3BRT. Each of the GP and Mr. Wilde disclaims beneficial ownership of these securities for all other purposes. The business address of 3BRT is 1250 NE Loop 410, Suite 333, San Antonio, TX 78209.

(15)    Consists of 82,944 shares of New Digerati Common Stock and 382,169 common shares upon the conversion of Series B Preferred Stock. GMY-FW GenPar, LLC (the “GP”) serves as the general partner of GMY-FW LP (“GMY-FW”) and may be deemed to beneficially own all of the securities beneficially owned by GMY-FW. George M. Young, Jr., as the Manager of the GP, may be deemed to beneficially own the securities beneficially owned by GMY-FW. Each of the GP and Mr. Young disclaims beneficial ownership of these securities for all other purposes. The business address of GMY-FW is 2821 W. 7th Street, Suite 500, Fort Worth, TX 76107.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

MEOA Related Party Transactions

Founder Shares and Placement Warrants

On April 21, 2021, we issued an aggregate of 2,875,000 Founder Shares to our sponsor for an aggregate purchase price of $25,000 in cash, or approximately $0.009 per Founder Share. In August 2021, we effected a stock dividend, resulting in our initial stockholder holding an aggregate of 3,162,500 Founder Shares. The number of Founder Shares issued was determined based on the expectation that such Founder Shares would represent 20% of the outstanding shares upon completion of our Initial Public Offering (not including the shares of Class A Common Stock issuable to the underwriters upon the closing of our Initial Public Offering). The Founder Shares (including the Class A Common Stock issuable upon exercise thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder until one year after the completion of our initial business combination.

Simultaneously with the closing of our Initial Public Offering, our sponsor purchased an aggregate of 5,395,000 Private Placement Warrants at a price of $1.00 per warrant, for an aggregate purchase price of $5,395,000. In addition, Maxim, the representative of the underwriters, purchased an aggregate of 632,500 Private Placement Warrants at a price of $1.00 per warrant, for an aggregate purchase price of $632,500. The Private Placement Warrants are identical to the warrants underlying the Units sold in our Initial Public Offering except that the Private Placement Warrants, so long as they are held by our Sponsor, the underwriters or their permitted transferees: (i) will not be redeemable by us; (ii) may not (including the Class A Common Stock issuable upon exercise of these warrants), subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of our initial business combination; (iii) may be exercised by the holders on a cashless basis; and (iv) will be entitled to registration rights.

Administrative Support Agreement

Commencing on August 25, 2021, we agreed to pay to an affiliate of our sponsor a total of $10,000 per month for office space, utilities and secretarial and administrative support. Upon completion of our initial business combination or our liquidation, we will cease paying these monthly fees. Pursuant to an amendment to this agreement, we and the applicable affiliate of our sponsor agreed that the $10,000 monthly payment shall, beginning with respect to the monthly period that began on February 26, 2022, and continuing thereafter until the earlier of the consummation of our initial business combination or our liquidation, accrue without interest thereon and be due and payable on the earlier of the consummation of our initial business combination or our liquidation. In January 2023, we further amended this agreement to provide that we would pay to the applicable affiliate of our sponsor an amount equal to $100,000 to be applied against accrued payments under this agreement plus up to an additional amount equal to $25,000 to be applied against any remaining accrued payments, with the balance to be applied against future fees under this agreement.

Promissory Note — Related Party

Prior to the closing of our Initial Public Offering, we issued an unsecured promissory note to our Sponsor, pursuant to which we were able to borrow up to an aggregate principal amount of $300,000 to be used for a portion of the expenses of our Initial Public Offering. This loan was non-interest bearing, unsecured and due at the earlier of September 30, 2021 or the closing of our Initial Public Offering. Through August 30, 2021, we had drawn down $285,778 under the promissory note with our sponsor to pay for offering expenses. On September 3, 2021, in connection with the closing of our Initial Public Offering, we repaid the full $285,778 loan to our Sponsor.

Related Party Loans

On September 3, 2021, we entered into a letter agreement with our Sponsor pursuant to which our Sponsor agreed to provide us with loans in such amounts as may be required by us to fund our working capital requirements up to an aggregate of $500,000. Our Sponsor has provided to us loans in the full amount set forth in the letter agreement, which amount remains outstanding as of the date of this proxy statement/prospectus.

In order to finance transaction costs in connection with an intended initial business combination, our Sponsor or an affiliate of our Sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete an initial business combination, we would repay such loaned amounts. In the event that the initial business combination does not close, we may use a portion of the working capital held outside the

Trust Account, if any, to repay such loaned amounts but no proceeds from our Trust Account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into warrants at a price of $1.00 per warrant (which, for example, would result in the holders being issued warrants to purchase 1,500,000 shares if $1,500,000 of notes were so converted), at the option of the lender. Such warrants would be identical to the Private Placement Warrants, including as to exercise price, exercisability and exercise period. As of the date of this proxy statement/prospectus, our Sponsor and/or its affiliates have provided Working Capital Loans and/or Extension Loans to us in the aggregate amount of $1,765,000, all of which remains outstanding as of the date of this proxy statement/prospectus. Such loans do not bear interest and are due upon the closing of the Business Combination. We have not sought, and do not expect to seek, loans from parties other than our Sponsor or an affiliate of our Sponsor as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our Trust Account.

General

If any of our officers or directors becomes aware of an initial business combination opportunity that falls within the line of business of any entity to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such other entity. Our officers and directors currently have certain relevant fiduciary duties or contractual obligations that may take priority over their duties to us.

Other than the foregoing, no compensation of any kind, including finder’s and consulting fees, will be paid by us to our Sponsor, officers and directors, or any of their respective affiliates, for services rendered prior to or in connection with the completion of an initial business combination. However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made to our Sponsor, officers, directors or our or their affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on our behalf.

After our initial business combination, members of our management team who remain with us may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to our stockholders, to the extent then known, in the tender offer or proxy solicitation materials, as applicable, furnished to our stockholders. It is unlikely the amount of such compensation will be known at the time of distribution of such tender offer materials or at the time of a stockholder meeting held to consider our initial business combination, as applicable, as it will be up to the directors of the post-combination business to determine executive and director compensation. As of the date of this proxy statement/prospectus, it is contemplated that Shawn D. Rochester, our Chief Executive Officer and President, will continue as a director of New Digerati, and that all of our other executive officers and directors will resign from their positions with our company upon the closing of the Business Combination.

We have entered into a registration rights agreement with respect to the Founder Shares, the shares of Class A common stock that were issued to the representative of the underwriters of our IPO, Private Placement Warrants, the warrants issuable upon conversion of Working Capital Loans and/or Extension Loans, and the shares of Class A Common Stock issuable upon exercise of the foregoing and upon conversion of the Founder Shares. These holders are entitled to make up to three demands, excluding short form registration demands, that we register such securities for sale under the Securities Act. In addition, these holders will have “piggy-back” registration rights to include their securities in other registration statements filed by us. However, the registration rights agreement provides that we will not permit any such registration statement to become effective until termination of the applicable lockup period.

MEOA Related Party Policy

We have not yet adopted a formal policy for the review, approval or ratification of related party transactions. Accordingly, the transactions discussed above were not reviewed, approved or ratified in accordance with any such policy.

We have adopted a code of ethics requiring us to avoid, wherever possible, all conflicts of interests, except under guidelines or resolutions approved by our board of directors (or the appropriate committee of our board) or as disclosed in our public filings with the SEC. Under our code of ethics, conflict of interest situations include any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) involving the company.

In addition, our audit committee, pursuant to a written charter, is responsible for reviewing and approving related party transactions to the extent that we enter into such transactions. An affirmative vote of a majority of the members of the audit committee present at a meeting at which a quorum is present is required in order to approve a related party transaction. A majority of the members of the entire audit committee constitutes a quorum. Without a meeting, the unanimous written consent of all of the members of the audit committee is required to approve a related party transaction. We also require each of our directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer. To further minimize conflicts of interest, we have agreed not to consummate an initial business combination with an entity that is affiliated with any of our sponsor, officers or directors unless we, or a committee of independent directors, have obtained an opinion from an independent investment banking firm which is a member of FINRA or an independent accounting firm that our initial business combination is fair to our company from a financial point of view.

Furthermore, no finder’s fees, reimbursements or cash payments will be paid by us to our sponsor, officers or directors, or our or their affiliates, for services rendered to us prior to or in connection with the completion of our initial business combination. However, the following payments will be made to our sponsor, officers or directors, or our or their affiliates, none of which will be made from the proceeds held in the Trust Account prior to the completion of our initial business combination:

•        Repayment of up to an aggregate of $1,765,000 in Working Capital Loans and Extension Loans made to us by our Sponsor and/or its affiliates to cover working capital, offering-related and organizational expenses, and the payment of funds into the Trust Account to extend the period of time for us to complete the Business Combination, up to $1,500,000 of which loans may be convertible into warrants, at a price of $1.00 per warrant, at the option of the lender;

•        Reimbursement for any out-of-pocket expenses related to identifying, investigating and completing an initial business combination; and

•        Payment of $10,000 per month for office space, utilities and secretarial and administrative support provided by an affiliate of our Sponsor until the consummation of an initial business combination.

Our audit committee will review on a quarterly basis all payments that were made to our sponsor, officers or directors, or our or their affiliates.

Digerati Related Party Transactions

On October 4, 2022, the Company entered into a $150,000 promissory note, with the Company’s president, Derek Gietzen, with a maturity date of October 15, 2022, and annual interest rate of 11%. On October 17, 2022, the Company paid the total principal outstanding of $150,000, plus accrued interest.

On December 29, 2022, the Company entered into a $100,000 promissory note, with the Company’s president, Derek Gietzen, with a maturity date of January 12, 2023, and annual interest rate of 12%. On January 17, 2023, the Company paid the total principal outstanding of $100,000, plus accrued interest.

During the years ended July 31, 2022 and 2021, Digerati provided VoIP Hosted and fiber services to a company owned by one of the board members of T3 Communications, Inc., a Florida corporation, for $194,547 and $175,606, respectively. In addition, Digerati also leases a Colocation facility from a company owned by a board member of T3 Communications Inc. For the years ended July 31, 2022, and 2021, Digerati paid $157,935 and $88,143, respectively.

During the six months ended January 31, 2023 and 2022, the Company provided VoIP Hosted and fiber services to a company owned by one of the Board members of T3 Communications, Inc., for $79,155 and $94,815, respectively.

On November 17, 2020, as a result of the acquisition of ActiveServe’s asset, the two sellers became related parties as they continued to be involved as consultants to manage the customer relationship, Digerati paid on an annual basis $90,000 to each of the consultants. These agreements expired as of January 17, 2022, and the parties agreed not to extend. As of July 31, 2022, there is no balance outstanding under the consulting agreements. In addition, part of the purchase price is payable in eight equal quarterly payments to the sellers. During the year ended July 31, 2022,

Digerati paid $716,181 of the principal balance outstanding. On January 7, 2022, Digerati recognized a reduction of $120,621 on the note balance due to the sellers not achieving certain requirement under the “Customer Renewal Value”. As a result, Digerati recognized a reduction of $120,621 in goodwill associated with the ActiveServe asset acquisition. On July 31, 2022, Digerati recognized a reduction of $24,989 on the note balance due to the sellers not achieving certain requirement under the monthly recurring revenue target. As a result, Digerati recognized $24,989 in the Other Income/Expense section of the Consolidated Statement of Operations. The total principal outstanding on the notes as of July 31, 2022, and July 31, 2021, were $272,500 and $1,134,291, respectively. During the six months ended January 31, 2023, the Company paid $148,897 of the principal balance outstanding. The total principal outstanding on the notes as of January 31, 2023 and July 31, 2022 was $123,603 and $272,500, respectively.

On December 31, 2021, as a result of the acquisition of Skynet Telecom LLC’s assets, the two sellers became related parties as they continued to be involved as consultants for 12 months to manage the customer relationship, Digerati will pay on an annual basis $100,000 to each of the consultants. Part of the purchase price of $600,000 was retained by Digerati at the closing and will be paid to seller in six equal quarterly payments. An additional $100,000 was retained by Digerati at the closing and will be paid to seller in accordance with the Skynet Telecom LLC asset purchase agreement. During the year ended July 31, 2022, Digerati paid $100,000 of the principal balance outstanding. The earn-out amounts were fair valued at the acquisition date and the Company recognized a debt discount of $62,417. Digerati amortized $22,731 of debt discount as interest expense during the year ended July 31, 2022. The unamortized debt discount as of July 31, 2022 was $39,686. The total outstanding on the earn-out amounts as of July 31, 2022, was $600,000. During the six months ended January 31, 2023, the Company paid $100,000 of the principal balance outstanding. The Company amortized $19,842 and $0 of debt discount as interest expense during the six months ended January 31, 2023 and January 31, 2022, respectively. The total debt discount outstanding as of January 31, 2023 and July 31, 2022 was $19,843 and $39,686, respectively. The total balance outstanding on the Earn-out Amounts as of January 31, 2023 and July 31, 2022 was $500,000 and $600,000, respectively.

On November 17, 2020, Digerati’s Board of Directors approved the issuance of the following shares of Series F Super Voting Preferred Stock to the following officers:

•        Arthur L. Smith — 34 shares of Series F Super Voting Preferred Stock

•        Antonio Estrada — 33 shares of Series F Super Voting Preferred Stock

•        Craig Clement — 33 shares of Series F Super Voting Preferred Stock

COMPARISON OF STOCKHOLDERS’ RIGHTS

General

MEOA is incorporated under the laws of the State of Delaware and the rights of MEOA stockholders are governed by the laws of the State of Delaware, including the DGCL, the Current Charter and the Current Bylaws. Digerati is incorporated under the laws of the State of Nevada and the rights of Digerati stockholders are governed by the laws of the State of Nevada, including the NRS, the current second amended and restated certificate of incorporation of Digerati (as amended, the “Digerati Charter”) and the current second amended and restated bylaws of Digerati (as amended, the “Digerati Bylaws”). As a result of the Business Combination, MEOA stockholders who continue to hold shares of MEOA Common Stock and Digerati stockholders who receive shares of MEOA Common Stock will each become New Digerati stockholders. New Digerati will be incorporated under the laws of the State of Delaware and the rights of New Digerati stockholders will be governed by the laws of the State of Delaware, including the DGCL, and, assuming the adoption of the Charter Amendment Proposal, the Proposed Charter and the New Digerati Bylaws. Thus, following the Business Combination, the rights of MEOA stockholders and Digerati stockholders who become New Digerati stockholders will be governed by Delaware law but will no longer be governed by the Current Charter or the Current Bylaws (with respect to MEOA stockholders) or the Digerati Charter or the Digerati Bylaws (with respect to Digerati stockholders) and instead will be governed by the Proposed Charter and the New Digerati Bylaws.

Comparison of Stockholder Rights

Comparison of MEOA to New Digerati

Set forth below is a summary comparison of material differences between the rights of MEOA stockholders under the Current Charter and the Current Bylaws (left column) and the rights of New Digerati stockholders under the forms of the Proposed Charter and the New Digerati Bylaws (right column), which are attached to the Business Combination Agreement as Exhibit D and Exhibit E thereto, respectively. The summary set forth below is not intended to be complete or to provide a comprehensive discussion of each company’s governing documents and is qualified in its entirety by reference to the full text of those documents, as well as the relevant provisions of applicable law. Furthermore, the identification of some of the differences of these rights as material is not intended to indicate that other differences that may be equally important do not exist.

	Current Charter	Proposed Charter
Number of Authorized Shares

The Current Charter provides that the total number of authorized shares of all classes of capital stock is 121,000,000 shares, each with a par value of $0.0001, consisting of (a) 120,000,000 shares of common stock, including (i) 100,000,000 shares of Class A Common Stock, and (ii) 20,000,000 shares of Class B Common Stock, and (b) 1,000,000 shares of Preferred Stock.

The Proposed Charter reclassifies MEOA’s existing 100,000,000 authorized shares of Class A Common Stock into 100,000,000 authorized shares of common stock (after giving effect to the conversion of each outstanding share of Class B Common Stock to Class A Common Stock).

	See Article IV Section 4.1 of the Current Charter.	See Article IV Section 4.1 of the Proposed Charter.

	See Article IV Section 4.2 of the Current Charter.	See Article IV Section 4.3 of the Proposed Charter.

Classified Board of Directors	The Current Charter provides that the Board be divided into two classes with only one class of directors being elected in each year and each class serving a two-year term.	The Proposed Charter provides that the board of directors be divided into three classes with only one class of directors being elected in each year and each class serving a three-year term.

	Current Charter	Proposed Charter
	See Article V Section 5.2 of the Current Charter.	See Article VI Section 6.1 of the Proposed Charter.

Adoption of Supermajority Vote Requirement to Remove a Board of Director

The Current Charter provides that any or all of the directors may be removed from office at any time, but only for cause, and such removal must occur by the affirmative vote of the majority of stockholders, voting together as a single class, entitled to vote generally in the election of directors.

The Proposed Charter provides that the removal of any or all directors must occur only for cause by the affirmative vote of at least 66⅔% stockholders, voting together as a single class, entitled to vote generally in the election of directors.

	See Article V Section 5.4 of the Current Charter.	See Article VI Section 6.2 of the Proposed Charter.

Adoption of at Least 50% Voting Requirement for Amendment of Bylaws

The Current Charter requires the affirmative vote of the holders of at least a majority of the voting power of all outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class for the stockholders to adopt, amend, alter or repeal the Bylaws.

The Proposed Charter requires the affirmative vote of at least 50% of the outstanding shares entitled to vote in the election of directors to adopt, amend, alter or repeal the Bylaws.

	See Article VI of the Current Charter.	See Article VII of the Proposed Charter.

Corporate Name	Minority Equality Opportunities Acquisition Inc.	Verve Technologies Corporation

	See Article I of the Current Charter.	See Article I of the Proposed Charter.

Duration of Existence

The Current Charter provides that if MEOA does not consummate an initial business combination on or prior to May 30, 2023, it will be required to dissolve and liquidate the Trust Account by returning the then remaining funds to the Public Stockholders.

The Proposed Charter deletes the liquidation provision in the Current Charter and retains the default of perpetual existence under the DGCL.

	See Article IX Section 9.1I of the Current Charter.	Default rule under the DGCL.

Provisions Specific to a Blank Check Company

Under the Current Charter, Article IX sets forth various provisions related to our operations as a blank check company prior to the consummation of an initial business combination. In addition, under the Current Charter, upon consummation of an initial business combination, Article IV provides that the shares of Class B Common Stock will be automatically converted into shares of Class A Common Stock on a one-to-one basis.

The Proposed Charter deletes the provisions previously included as Article IX in the Current Charter in their entirety because, upon consummation of the Business Combination, MEOA will cease to be a blank check company. In addition, the provisions requiring that the proceeds from the IPO be held in the Trust Account until an initial business combination or liquidation of MEOA and the terms governing MEOA’s consummation of an initial business combination will be deleted because they are no longer applicable following the Business Combination.

Current Charter	Proposed Charter

In addition, the Proposed Charter deletes the provisions previously included in Article IV Section 4.3(b) in the Current Charter in their entirety because the contemplated conversion of the shares of Class B Common Stock into shares of Class A Common Stock on a one-to-one basis will occur in connection with the Business Combination.

See Article IV Section 4.3(b) and Article IX of the Current Charter.	N/A

Comparison of Digerati to New Digerati

Set forth below is a summary comparison of material differences between the rights of Digerati stockholders under the Articles of Incorporation and the Bylaws of Digerati as currently in effect (the “Current Digerati Charter” and the “Current Digerati Bylaws”, as applicable) (left column), and the rights of New Digerati stockholders under the forms of the Proposed Charter and the New Digerati Bylaws (right column), which are attached to the Business Combination Agreement as Exhibit D and Exhibit E thereto, respectively. The summary set forth below is not intended to be complete or to provide a comprehensive discussion of each company’s governing documents and is qualified in its entirety by reference to the full text of those documents, as well as the relevant provisions of applicable law. Furthermore, the identification of some of the differences of these rights as material is not intended to indicate that other differences that may be equally important do not exist.

	Current Digerati Charter	Proposed Charter
Number of Authorized Shares

The Current Charter provides that the total number of authorized shares of all classes of capital stock is 550,000,000 shares, each with a par value of $0.001, consisting of (a) 500,000,000 shares of common stock, and (b) 50,000,000 shares of preferred stock.

The Proposed Charter reclassifies MEOA’s existing 100,000,000 authorized shares of Class A Common Stock into 100,000,000 authorized shares of common stock (after giving effect to the conversion of each outstanding share of Class B Common Stock to Class A Common Stock).

	See Article III of the Current Digerati Charter.	See Article IV Section 4.1 of the Proposed Charter.

See Article IV Section 4.3 of the Proposed Charter.

Classified Board of Directors	The Current Digerati Charter provides for a single class of directors serving a one-year term.	The Proposed Charter provides that the board of directors be divided into three classes with only one class of directors being elected in each year and each class serving a three-year term.

See Article VI Section 6.1 of the Proposed Charter.

	Current Digerati Charter	Proposed Charter
Adoption of Supermajority Vote Requirement to Remove a Board of Director

The Current Digerati Charter is silent as to the removal of directors. Under the Nevada Revised Statutes, Section 78.335, any director or one or more of the incumbent directors may be removed as a director only by the vote of stockholders representing not less than two-thirds of the voting power of the issued and outstanding stock entitled to vote.

The Proposed Charter provides that the removal of any or all directors must occur only for cause by the affirmative vote of at least 66⅔% stockholders, voting together as a single class, entitled to vote generally in the election of directors.

See Article VI Section 6.2 of the Proposed Charter.

Adoption of at Least 50% Voting Requirement for Amendment of Bylaws

The Current Digerati Charter provides that the Bylaws of Digerati may be repealed, altered, amended or rescinded only by a vote of a majority of the entire Board of Directors of Digerati or a majority of the outstanding shares of the capital stock of Digerati, voting as a class.

The Proposed Charter requires the affirmative vote of at least 50% of the outstanding shares entitled to vote in the election of directors to adopt, amend, alter or repeal the Bylaws.

	See Article VIII of the Current Digerati Charter.	See Article VII of the Proposed Charter.

Corporate Name	Digerati Technologies, Inc.	Verve Technologies Corporation

	See Article I of the Current Digerati Charter.	See Article I of the Proposed Charter.

Duration of Existence	The Current Digerati Charter provides that Digerati shall have perpetual existence.	The Proposed Charter provides that New Digerati shall have perpetual existence under the DGCL.

	See Article V of the Current Digerati Charter.	Default rule under the DGCL.

Provisions Specific to a Blank Check Company	The Current Digerati Charter does not contain any provisions related to operations as a blank check company, since Digerati is not a blank check company.

As noted in the table in the section immediately above titled “Comparison of MEOA to New Digerati”, upon consummation of the Business Combination, MEOA will cease to be a blank check company, and thus the provisions contained in the Current Charter relating to MEOA’s status as a blank check company will not be included in the Proposed Charter.

DESCRIPTION OF MEOA’S SECURITIES

Prior to the closing of the Business Combination, MEOA has the following three classes of securities registered under Section 12 of the Exchange Act: (i) Units, each consisting of one share of Class A Common Stock and one redeemable warrant; (ii) Class A Common Stock; and (iii) redeemable warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share. MEOA also has shares of Class B Common Stock, which are not registered pursuant to Section 12 of the Exchange Act but are convertible into Class A Common Stock, and will automatically convert into shares of Class A Common Stock upon the closing of the Business Combination. The description of the Class B Common Stock, which were issued as Founder Shares, is included to assist in the description of the Class A Common Stock.

Following the closing of the Business Combination, New Digerati will have the following two classes of securities registered under Section 12 of the Exchange Act: (i) New Digerati Common Stock, par value $0.0001 per share; and (ii) redeemable warrants, each whole warrant exercisable for one share of New Digerati Common Stock at an exercise price of $11.50 per share. The Units will no longer be outstanding following the closing of the Business Combination.

Description of Capital Stock

The following description of the capital stock of MEOA and, following the completion of the Business Combination, New Digerati, is a summary and does not purport to be complete. It is subject to, and qualified in its entirety by reference to, the Current Charter and MEOA’s current bylaws, each of which are incorporated by reference as an exhibit to this proxy statement/prospectus, and the Proposed Charter and MEOA’s Amended and Restated Bylaws, which are attached to the Business Combination Agreement as Exhibit D and Exhibit E thereto, respectively, and are incorporated herein by reference. We encourage you to read MEOA’s Current Charter and Bylaws, MEOA’s Proposed Charter and Bylaws, and the applicable provisions of the DGCL, for additional information.

Authorized Shares of Capital Stock

Pursuant to the Current Charter, MEOA’s authorized capital stock consists of 100,000,000 shares of Class A Common Stock, 20,000,000 shares of Class B Common Stock, and 1,000,000 shares of undesignated preferred stock, $0.0001 par value. Pursuant to the Proposed Charter, following the completion of the Business Combination, MEOA’s authorized capital stock will consist of 100,000,000 shares of common stock, $0.0001 par value, and 1,000,000 shares of undesignated preferred stock, $0.0001 par value.

Pursuant to the Business Combination Agreement, all of the issued and outstanding shares of MEOA’s Class A Common Stock and Class B Common Stock will automatically convert into an equal number of shares of New Digerati Common Stock upon the completion of the Business Combination. The Sponsor has waived any adjustment to the exchange ratio upon conversion of the Class B Common Stock into New Digerati Common Stock.

As of the record date for the Special Meeting, there were (i) 1,117,022 shares of MEOA Class A Common Stock outstanding, (ii) 3,162,500 shares of MEOA Class B Common Stock outstanding, and (iii) no shares of MEOA preferred stock outstanding.

We expect to have approximately 10,628,603 shares of New Digerati Common Stock issued and outstanding immediately after the Closing, assuming that none of MEOA’s Public Stockholders exercise their redemption rights in connection with the Business Combination, and 9,037,206 shares of New Digerati Common Stock issued outstanding immediately after the Closing, assuming that all of MEOA’s Public Stockholders exercise their redemption rights with respect to all of their Public Shares in connection with the Business Combination. See the section titled “Share Calculations and Ownership Percentages” above in this proxy statement/prospectus for the assumptions that we have made when calculating the number and percentage of shares of New Digerati Common Stock issued an outstanding immediately following the Closing of the Business Combination.

Units

Each Unit that was issued in our Initial Public Offering consists of one share of Class A Common Stock and one Public Warrant, subject to adjustment as discussed below. The Public Shares and Public Warrants comprising the

Units began separate trading on October 18, 2021. Following the commencement of separate trading, holders have the option to continue to hold Units or separate their Units into the component securities. The Units will separate into their component parts, and will no longer be outstanding, following the consummation of the Business Combination.

Common Stock

Pursuant to the Proposed Charter, the holders of New Digerati Common Stock will be entitled to one vote for each share held on all matters to be voted on by stockholders. Unless otherwise specified in the Proposed Charter or in our bylaws, or as required by the DGCL or applicable stock exchange rules, assuming a quorum is present, the affirmative vote of the holders of a majority of the shares of New Digerati Common Stock that are voted is required to approve any such matter voted on by our stockholders. Following the Business Combination, our board of directors will be divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. There will be no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors will be able to elect all of the directors. The holders of New Digerati Common Stock will be entitled to receive ratable dividends when, as and if declared by the board of directors out of funds legally available therefor.

In the event of a liquidation, dissolution or winding up of New Digerati, the holders of New Digerati Common Stock will be entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over the New Digerati Common Stock. The holders of New Digerati Common Stock will not have any preemptive or other subscription rights. There are no sinking fund provisions applicable to the New Digerati Common Stock.

Founder Shares

The Founder Shares, which were issued as shares of Class B Common Stock but will convert into shares of Class A Common Stock upon the closing of our initial business combination, are identical to the shares of Class A Common Stock, and holders of Founder Shares have the same stockholder rights as the Public Stockholders, except that: (i) the Founder Shares are subject to certain transfer restrictions, as described in more detail below; (ii) our Sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have agreed: (A) to waive their redemption rights with respect to any Founder Shares and any Public Shares held by them in connection with the completion of our initial business combination; (B) to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with a stockholder vote to approve an amendment to our certificate of incorporation: (x) to modify the substance or timing of our obligation to redeem 100% of our Public Shares if we do not complete our initial business combination on or prior to May 30, 2023; or (y) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity; and (C) to waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if we fail to complete our initial business combination on or prior to May 30, 2023, although they will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares they hold if we fail to complete our initial business combination within such time period; (iii) the Founder Shares are shares of our Class B Common Stock that will automatically convert into shares of our Class A Common Stock at the time of our initial business combination, or at any time prior thereto at the option of the holder, on a one-for-one basis, subject to adjustment as described herein; and (iv) are entitled to registration rights. If we submit our initial business combination to our Public Stockholders for a vote, our Sponsor, officers and directors have agreed pursuant to the letter agreement to vote any Founder Shares and Public Shares held by them in favor of our initial business combination.

The shares of Class B Common Stock will automatically convert into shares of Class A Common Stock at the time of our initial business combination on a one-for-one basis (subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations, and the like), and subject to further adjustment as provided herein. In the case that additional shares of Class A Common Stock, or equity-linked securities, are issued or deemed issued and related to the closing of the initial business combination, the ratio at which shares of Class B Common Stock shall convert into shares of Class A Common Stock will be adjusted so that the number of shares of Class A Common Stock issuable upon conversion of all shares of Class B Common Stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon completion of our Initial Public Offering, plus all shares of Class A Common Stock and equity-linked securities issued or deemed issued in connection with the initial business combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial business combination, any private placement-equivalent securities issued to our sponsor or its affiliates upon conversion of loans made to us). The holders of our Class B Common Stock have agreed to waive such adjustment to the conversion ratio in connection with the Business Combination.

Our initial stockholders have agreed not to transfer, assign or sell any of their Founder Shares until the earlier to occur of: (i) one year after the date of the consummation of our initial business combination; or (ii) the date on which we consummate a liquidation, merger, stock exchange or other similar transaction which results in all of our stockholders having the right to exchange their shares of Class A Common Stock for cash, securities or other property. Any permitted transferees will be subject to the same restrictions and other agreements of our initial stockholders with respect to any Founder Shares. Notwithstanding the foregoing, if the closing price of our shares of Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing 150 days after our initial business combination, the Founder Shares will no longer be subject to such transfer restrictions.

Preferred Stock

Our certificate of incorporation, as in effect both prior to and following the closing of the Business Combination, provides that shares of preferred stock may be issued from time to time in one or more series. Our board of directors is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional, or other special rights and any qualifications, limitations, and restrictions thereof, applicable to the shares of each series. Our board of directors will be able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of our board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring, or preventing a change of control of us or the removal of existing management. We have no preferred stock outstanding at the date hereof. Although we do not currently intend to issue any shares of preferred stock, we cannot assure you that we will not do so in the future.

While we have no current plans to issue preferred stock, circumstances in which we might issue preferred stock in the future could include, among others, offerings of preferred stock undertaken for capital raising purposes (whether before or in connection with our initial business combination or thereafter), issuances in connection with acquisitions we might make in the future, or issuances in connection with potential change of control or strategic transactions involving us. Any determination by us to issue shares of preferred stock in the future will be dependent on the facts and circumstances at the time.

Warrants

Public Warrants

Each warrant entitles the holder thereof to purchase one share of Class A Common Stock (or, following the closing of the Business Combination, one share of New Digerati Common Stock) at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of 12 months from the closing of our Initial Public Offering or 30 days after the completion of our initial business combination. The warrants will expire five years after the completion of our initial business combination, at 5:00 pm., New York City time, or earlier upon redemption or liquidation.

We will not be obligated to deliver any shares of Class A Common Stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of Class A Common Stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No warrant will be exercisable and we will not be obligated to issue shares of Class A Common Stock upon exercise of a warrant unless Class A Common Stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the share of Class A Common Stock underlying such unit.

We are not registering the shares of Class A Common Stock issuable upon exercise of the warrants at this time. However, we have agreed that as soon as practicable, but in no event later than 15 business days after the closing of our initial business combination, we will use our reasonable best efforts: to file with the SEC a registration statement covering the shares of Class A Common Stock issuable upon exercise of the warrants, to cause such registration statement to become effective, and to maintain a current prospectus relating to those shares of Class A Common Stock until the warrants expire or are redeemed, as specified in the warrant agreement. If a registration statement covering the shares of Class A Common Stock issuable upon exercise of the warrants is not effective by the 60th business day after the closing of our initial business combination, warrant holders may, until such time as there is an effective registration statement and during any period when we will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if our Class A Common Stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but we will be required to use our reasonable best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Once the warrants become exercisable, we may call the warrants for redemption (other than the Private Placement Warrants):

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

•        if, and only if, the reported last sale price of the Class A Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending 3 business days before we send the notice of redemption to the warrant holders.

If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the warrants, each warrant holder will be entitled to exercise its warrant prior to the scheduled redemption date. However, the price of the Class A Common Stock may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations, and the like) as well as the $11.50 warrant exercise price after the redemption notice is issued.

If we call the warrants for redemption as described above, our management will have the option to require any holder that wishes to exercise its warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of warrants that are outstanding and the dilutive effect on our stockholders of issuing the maximum number of shares of Class A Common Stock issuable upon the exercise of our warrants. If our management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of shares of Class A Common Stock equal to the quotient obtained by dividing: (x) the product of the number of shares of Class A Common Stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below); by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Class A Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of Class A Common Stock to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. We believe this feature is an attractive option to us if we do not need the cash from the exercise of the warrants after our initial business combination. If we call our warrants for redemption and our management does not take advantage of this option, our sponsor and its permitted transferees would still be entitled to exercise their Private Placement Warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis, as described in more detail below.

A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (or such other amount as a holder may specify) of the shares of Class A Common Stock outstanding immediately after giving effect to such exercise.

If the number of outstanding shares of Class A Common Stock is increased by a stock dividend payable in shares of Class A Common Stock, or by a split-up of shares of Class A Common Stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of Class A Common Stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of Class A Common Stock. A rights offering to holders of Class A Common Stock entitling holders to purchase shares of Class A Common Stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of Class A Common Stock equal to the product of: (i) the number of shares of Class A Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Class A Common Stock); and (ii) one (1) minus the quotient of: (x) the price per share of Class A Common Stock paid in such rights offering, divided by (y) the fair market value. For these purposes: (i) if the rights offering is for securities convertible into or exercisable for Class A Common Stock, in determining the price payable for Class A Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion; and (ii) fair market value means the volume weighted average price of Class A Common Stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the shares of Class A Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of Class A Common Stock on account of such shares of Class A Common Stock (or other shares of our capital stock into which the warrants are convertible), other than: (a) as described above; (b) certain ordinary cash dividends; (c) to satisfy the redemption rights of the holders of Class A Common Stock in connection with a proposed initial business combination; (d) to satisfy the redemption rights of the holders of Class A Common Stock in connection with a stockholder vote to amend our certificate of incorporation: (1) to modify the substance or timing of our obligation to redeem 100% of our Class A Common Stock if we do not complete our initial business combination on or prior to May 30, 2023; or (2) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity; or I in connection with the redemption of our Public Shares upon our failure to complete our initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Class A Common Stock in respect of such event.

If the number of outstanding shares of our Class A Common Stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of Class A Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of Class A Common Stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of Class A Common Stock.

Whenever the number of shares of Class A Common Stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Class A Common Stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of Class A Common Stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of Class A Common Stock (other than those described above or that solely affects the par value of such shares of Class A Common Stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding shares of Class A Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of our Class A Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of Class A Common Stock in such a transaction is payable in the form of Class A Common Stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes value (as defined in the warrant agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants.

The warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The description of the warrants set forth herein is a summary and does not purport to be complete. It is subject to, and qualified in its entirety by reference to, the warrant agreement, which is incorporated by reference as an exhibit to the this proxy statement/prospectus. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 65% of the then outstanding Public Warrants to make any change that adversely affects the interests of the registered holders of Public Warrants.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of Class A Common Stock and any voting rights until they exercise their warrants and receive shares of Class A Common Stock. After the issuance of shares of Class A Common Stock upon exercise of the warrants, each holder will be entitled to one (1) vote for each share held of record on all matters to be voted on by stockholders.

In addition, if: (x) we issue additional shares of Class A Common Stock or equity-linked securities for capital raising purposes in connection with the closing of our initial business combination at a Newly Issued Price of less than $9.20 per share of Class A Common Stock (with such issue price or effective issue price to be determined in good faith by our board of directors and, in the case of any such issuance to our Sponsor or its affiliates, without taking into account any Founder Shares held by our Sponsor or its affiliates, prior to such issuance); (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of our initial business combination on the date of the consummation of our initial business combination (net of redemptions); and (z) the Market Value is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations, and the like) will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

We have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Private Placement Warrants

The Private Placement Warrants (including the Class A Common Stock (or, following the closing of the Business Combination, the New Digerati Common Stock) issuable upon exercise of the Private Placement Warrants) will not be transferable, assignable or salable until 30 days after the completion of our initial business combination (except, among other limited exceptions, to our officers and directors and other persons or entities affiliated with our Sponsor and the underwriter of our Initial Public Offering) and they will not be redeemable by us so long as they are held by our Sponsor, the underwriter of our Initial Public Offering or their permitted transferees. Our Sponsor, the underwriter of our Initial Public Offering or their permitted transferees, has the option to exercise the Private Placement Warrants on a cashless basis. Except as described below, the Private Placement Warrants have terms and provisions that are identical to those of the Public Warrants, including as to exercise price, exercisability and exercise period. If the Private Placement Warrants are held by holders other than our Sponsor, the underwriter of our Initial Public Offering or their permitted transferees, the Private Placement Warrants will be redeemable by us and exercisable by the holders on the same basis as the Public Warrants.

If holders of the Private Placement Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their warrants for that number of shares of Class A Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A Common Stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Class A Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent. The reason that we have agreed that these warrants will be exercisable on a cashless basis so long as they are held by our Sponsor, the underwriter of our Initial Public Offering or their permitted transferees is because it is not known at this time whether they will be affiliated with us following an initial business combination. If they remain affiliated with us, their ability to sell our securities in the open market will be significantly limited. We expect to have policies in place that prohibit insiders from selling our securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell our securities, an insider cannot trade in our securities if he or she is in possession of material non-public information. Accordingly, unlike Public Stockholders who could sell the shares of Class A Common Stock issuable upon exercise of the warrants freely in the open market, the insiders could be significantly restricted from doing so. As a result, we believe that allowing the holders to exercise such warrants on a cashless basis is appropriate.

In order to finance transaction costs in connection with an initial business combination, or to extend the period of time to complete an initial business combination, our Sponsor or an affiliate of our sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. Up to $1,500,000 of such loans may be convertible into private placement-equivalent warrants at a price of $1.00 per warrant at the option of the lender. Such warrants would be identical to the Private Placement Warrants, including as to exercise price, exercisability and exercise period.

In addition, holders of our Private Placement Warrants are entitled to certain registration rights.

The holders of the Private Placement Warrants have agreed not to transfer, assign or sell any of the Private Placement Warrants (including the shares issuable upon exercise of any of these warrants) until the date that is 30 days after the date we complete our initial business combination (except, among other limited exceptions, to our officers and directors and other persons or entities affiliated with our Sponsor).

Dividends

We have not paid any cash dividends on our common stock to date and do not intend to pay cash dividends prior to the completion the Business Combination or for the foreseeable future thereafter. The payment of cash dividends after the completion of the Business Combination will be dependent upon our revenues and earnings, if any, capital requirements and general financial conditions at that time. The payment of any cash dividends after the completion of Business Combination will be within the discretion of our board of directors at such time. Further, if we incur any indebtedness, our ability to declare dividends may be limited by restrictive covenants to which we may agree in connection therewith.

Our Transfer Agent and Warrant Agent

The transfer agent for our common stock and the warrant agent for our warrants, both prior to and following the closing of the Business Combination, is Continental Stock Transfer & Trust Company. We have agreed to indemnify Continental Stock Transfer & Trust Company in its roles as transfer agent and warrant agent, its agents and each of its stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.

Our Current Charter

Our Current Charter contains certain requirements and restrictions that apply to us until the completion of our initial business combination. These provisions cannot be amended without the approval of the holders of 65% of our common stock. Specifically, our Current Charter provides, among other things, that:

•        If we are unable to complete our initial business combination on or prior to May 30, 2023, we will: (i) cease all operations, except for the purpose of winding up; (ii) as promptly as reasonably possible, but not more than 10 business days thereafter subject to lawfully available funds therefor, redeem 100% of the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law;

•        Prior to our initial business combination, we may not issue additional shares of capital stock that would entitle the holders thereof to: (i) receive funds from the Trust Account; or (ii) vote on any initial business combination;

•        If we enter into an initial business combination with a target business that is affiliated with our sponsor, our directors or our officers, we, or a committee of independent directors, will obtain an opinion from an independent investment banking firm that is a member of FINRA or an independent accounting firm that such an initial business combination is fair to our company from a financial point of view;

•        If a stockholder vote on our initial business combination is not required by law and we do not decide to hold a stockholder vote for business or other legal reasons, we will offer to redeem our Public Shares pursuant to Rule 13e-4 and Regulation 14E of the Exchange Act, and will file tender offer documents with the SEC prior to completing our initial business combination which contain substantially the same financial and other information about our initial business combination and the redemption rights as is required under Regulation 14A of the Exchange Act; whether or not we maintain our registration under the our Exchange Act or our listing on Nasdaq, we will provide our public stockholders with the opportunity to redeem their Public Shares by one of the two methods listed above;

•        So long as we obtain and maintain a listing for our securities on Nasdaq, Nasdaq rules require that we must complete one or more business combinations having an aggregate fair market value of at least 80% of the value of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the interest earned on the Trust Account) at the time of our signing a definitive agreement in connection with our initial business combination;

•        If our stockholders approve an amendment to our Current Charter: (i) to modify the substance or timing of our obligation to redeem 100% of our Public Shares if we do not complete our initial business combination on or prior to May 30, 2023; or (ii) with respect to any other provision relating to stockholders’ rights or pre- business combination activity, we will provide our Public Stockholders with the opportunity to redeem all or a portion of their Public Shares upon such approval at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our franchise and income taxes, divided by the number of then outstanding Public Shares; and

•        We will not effectuate our initial business combination with another blank check company or a similar company with nominal operations.

In addition, our Current Charter provides that under no circumstances will we redeem our Public Shares in an amount that would cause our net tangible assets to be less than $5,000,001 either immediately prior to or upon consummation of our initial business combination and after payment of the underwriters’ fees and commissions; provided, that the foregoing limitation will be eliminated if the NTA Proposal is approved.

For information regarding the differences between the Current Charter and the Proposed Charter, see the sections of this proxy statement/prospectus titled “Charter Amendment Proposal”, “Advisory Charter Amendment Proposals” and “Comparison of Stockholders’ Rights”.

Certain Anti-Takeover Provisions of Delaware Law and our Certificate of incorporation and Bylaws

Both prior to and following the closing of the Business Combination, we are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

•        a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an “interested stockholder”);

•        an affiliate of an interested stockholder; or

•        an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of more than 10% of our assets. However, the above provisions of Section 203 do not apply if:

•        our board of directors approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;

•        after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or

•        on or subsequent to the date of the transaction, the initial business combination is approved by our board of directors and authorized at a meeting of our stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Our Current Charter provides that our board of directors is classified into two classes of directors prior to the closing of the Business Combination, and the Proposed Charter provides that our board of directors will be classified into three classes of directors following the closing of the Business Combination. As a result, both prior to and following the Business Combination, in most circumstances, a person will only be able to gain control of our board only by successfully engaging in a proxy contest at two or more annual meetings.

Both prior to and following the Business Combination, the authorized but unissued shares of our common stock and preferred stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Exclusive forum for certain lawsuits

Our certificate of incorporation requires, to the fullest extent permitted by law, that derivative actions brought in our name, actions against directors, officers and employees for breach of fiduciary duty and certain other actions may be brought only in the Court of Chancery in the State of Delaware, except any action: (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within 10 days following such determination); (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery; or (C) for which the Court of Chancery does not have subject matter jurisdiction. If an action is brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel. Although we believe this provision benefits us by providing increased consistency in the application of law in the types of lawsuits to which it applies, a court may determine that this provision is unenforceable, and to the extent it is enforceable, the provision may have the effect of discouraging lawsuits against our directors and officers.

Our certificate of incorporation provides that the exclusive forum provision will be applicable to the fullest extent permitted by applicable law, subject to certain exceptions. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. In addition, our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder. We note, however, that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Special meeting of stockholders

Our bylaws provide that, prior to the closing of the Business Combination, special meetings of our stockholders may be called only by a majority vote of our board of directors, by our Chief Executive Officer or by our Chairman, and following the closing of the Business Combination, special meetings of our stockholders may be called only by our board of directors.

Advance notice requirements for stockholder proposals and director nominations

Our bylaws, both prior to and following the Business Combination, provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a stockholder’s notice will need to be received by the company secretary at our principal executive offices not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day prior to the anniversary date of the immediately preceding annual meeting of stockholders. Pursuant to Rule 14a-8 of the Exchange Act, proposals seeking inclusion in our annual proxy statement must comply with the notice periods contained therein. Our bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

Action by written consent

Any action required or permitted to be taken by our common stockholders must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of our stockholders other than, prior to the closing of the Business Combination, with respect to our Class B Common Stock.

Classified Board of Directors

Following the closing of the Business Combination, under the Proposed Charter, our board of directors will be divided into three classes, with members of each class serving staggered 3-year terms. The authorized number of directors may be changed only by resolution of the board of directors. Subject to the terms of any preferred stock, any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of 66⅔% of the voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class. Any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

Class B Common Stock Consent Right

Pursuant to the Current Charter, prior to the closing of the Business Combination, for so long as any shares of Class B Common Stock remain outstanding, we may not, without the prior vote or written consent of the holders of a majority of the shares of Class B Common Stock then outstanding, voting separately as a single class, amend, alter or repeal any provision of our certificate of incorporation, whether by merger, consolidation or otherwise, if such amendment, alteration or repeal would alter or change the powers, preferences or relative, participating, optional or other or special rights of the Class B Common Stock. Any action required or permitted to be taken at any meeting of the holders of Class B Common Stock may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of the outstanding Class B Common Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of Class B Common Stock were present and voted. No shares of our Class B Common Stock will be outstanding following the closing of the Business Combination, as all such shares will have converted into Class A Common Stock, and the Proposed Charter does not provide for any Class B Common Stock.

Registration Rights

The holders of the Founder Shares (and any shares of Class A Common Stock issuable upon conversion of the Founder Shares), Private Placement Warrants (and any shares of Class A Common Stock issuable upon conversion of the Private Placement Warrants), the shares that were issued to the underwriter of our Initial Public Offering as compensation for services rendered in connection with such offering, and securities that may be issued upon conversion of Working Capital Loans and/or Extension Loans (and any securities that may be issued upon conversion of Working Capital Loans and/or Extension Loans) will be entitled to registration rights pursuant to a registration rights agreement, requiring us to register such securities for resale (in the case of the Founder Shares, only after conversion to our Class A Common Stock). The holders of the majority of these securities are entitled to make up to three demands, excluding short form demands, that we register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our completion of our initial business combination and rights to require us to register for resale such securities pursuant to Rule 415 under the Securities Act. Notwithstanding the foregoing, these holders may not exercise their demand and “piggyback” registration rights after five and seven years after the effective date of the registration statement for our Initial Public Offering and may not exercise their demand rights on more than one occasion. We will bear the expenses incurred in connection with the filing of any such registration statements.

Listing of Securities

Our Units, Class A Common Stock and Public Warrants are listed on Nasdaq under the symbols “MEOAU,” “MEOA” and “MEOAW,” respectively. We have applied, effective at the time of the closing of the Business Combination, for the listing of New Digerati Common Stock and New Digerati Warrants on Nasdaq under the symbols “VRVE” and “VRVEW”, respectively.

SECURITIES ACT RESTRICTIONS ON RESALE OF NEW DIGERATI COMMON STOCK

Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted New Digerati Common Stock for at least six (6) months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of New Digerati at the time of, or at any time during the three (3) months preceding, a sale and (ii) New Digerati is subject to the Exchange Act periodic reporting requirements for at least three (3) months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the twelve (12) months (or such shorter period as New Digerati was required to file reports) preceding the sale.

Persons who have beneficially owned restricted New Digerati Common Stock shares for at least six (6) months but who are affiliates of New Digerati at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three (3)-month period only a number of securities that does not exceed the greater of:

•        1% of the total number of New Digerati Common Stock then outstanding; or

•        the average weekly reported trading volume of the New Digerati Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of New Digerati under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about New Digerati.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•        the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•        the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•        the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding twelve months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•        at least one (1) year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, our initial stockholders will be able to sell their common stock, as applicable, pursuant to Rule 144 without registration one (1) year after we have completed our initial business combination.

We anticipate that following the consummation of the Business Combination, New Digerati will no longer be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

EXPECTED ACCOUNTING TREATMENT

The Business Combination will be accounted for as a reverse recapitalization in conformity with GAAP. Under this method of accounting, MEOA has been treated as the “acquired” company for financial reporting purposes. This determination was primarily based on existing Digerati stockholders comprising a relative majority of the voting power of New Digerati, Digerati’s operations prior to the acquisition comprising the only ongoing operations of New Digerati, and Digerati’s senior management comprising all of the senior management of New Digerati. Accordingly, for accounting purposes, the financial statements of New Digerati will represent a continuation of the financial statements of Digerati with the Business Combination being treated as the equivalent of Digerati issuing stock for the net assets of MEOA, accompanied by a recapitalization. The net assets of MEOA will be stated at historical costs, with no goodwill or other intangible assets recorded.

STOCKHOLDER PROPOSALS AND NOMINATIONS

Stockholder Proposals

New Digerati’s Proposed Bylaws establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders. New Digerati’s Proposed Bylaws provide that the only business that may be conducted at an annual meeting of stockholders is business that is (i) specified in the notice of such meeting (or any supplement or amendment thereto) given by or at the direction of the New Digerati Board or any committee thereof, (ii) otherwise properly brought before such meeting by or at the direction of the New Digerati Board or any committee thereof, or (iii) otherwise properly brought before such meeting by a stockholder who is a stockholder of record or beneficial owner of shares of New Digerati’s capital stock at the time such notice of meeting is delivered, who is entitled to vote at the meeting and who complies with the notice procedures set forth in New Digerati’s Proposed Bylaws. To be timely for New Digerati’s annual meeting of stockholders, New Digerati’s secretary must receive the written notice at New Digerati’s principal executive offices:

•        not later than the 90th calendar day; and

•        not earlier than the 120th calendar day before the one-year anniversary of the preceding year’s annual meeting.

In the event that no annual meeting was held in the previous year (as would be the case for New Digerati’s 2023 annual meeting) or New Digerati holds its annual meeting of stockholders more than thirty (30) days before or sixty (60) days after the one-year anniversary of a preceding year’s annual meeting, notice of a stockholder proposal must be received no later than the close of business on the 10th day following the day on which public announcement of the date of such meeting is first made. Nominations and proposals also must satisfy other requirements set forth in the bylaws.

Under Rule 14a-8 of the Exchange Act, a stockholders proposal to be included in the proxy statement and proxy card for the 2023 annual meeting pursuant to Rule 14a-8 must be received at our principal office a reasonable time before New Digerati begins to print and send out its proxy materials for such 2023 annual meeting (and New Digerati will publicly disclose such date when it is known).

Stockholder Communications

Stockholders and interested parties may communicate with the Board, any committee chairperson or the non-management directors as a group by writing to the Board or committee chairperson in care of Minority Equality Opportunities Acquisition Inc., 100 Executive Court, Waxahachie, TX 75165. Following the Business Combination, such communications should be sent in care of Verve Technologies Corporation, 8023Vantage Drive, Suite 660, San Antonio, TX 78230. Each communication will be forwarded, depending on the subject matter, to the Board, the appropriate committee chairperson or all non-management directors.

LEGAL MATTERS

Pryor Cashman LLP has passed upon the validity of the securities of MEOA offered by this proxy statement/prospectus and certain other legal matters related to this proxy statement/prospectus. Lucosky Brookman LLP has represented Digerati in connection with the Business Combination.

EXPERTS

The financial statements of Minority Equality Opportunities Acquisition Inc. as of December 31, 2022 and for the year then ended included in this proxy statement/prospectus, have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph relating to substantial doubt about the ability of Minority Equality Opportunities Acquisition Inc. to continue as a going concern as described in Note 1 to the financial statements) appearing elsewhere in this proxy statement/prospectus, and are included in reliance on the report of such firm given upon their authority as experts in auditing and accounting.

The consolidated financial statements of Digerati Technologies, Inc. as of July 31, 2022 and 2021, and for each of the years then ended, have been included in this proxy statement/prospectus in reliance upon the report of MaloneBailey, LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of Next Level Internet, Inc. as of July 31, 2021 and 2020, and for each of the years then ended, have been included in this proxy statement/prospectus in reliance upon the report of UHY, LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of Skynet Telecom, LLC as of July 31, 2021, and for the year then ended, have been included in this proxy statement/prospectus in reliance upon the report of ADKF, P.C., independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS

Pursuant to the rules of the SEC, MEOA and servicers that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of this proxy statement/prospectus. Upon written or oral request, MEOA will deliver a separate copy of this proxy statement/prospectus to any stockholder at a shared address to which a single copy of this proxy statement/prospectus was delivered and who wishes to receive separate copies in the future. Stockholders receiving multiple copies of this proxy statement/prospectus may likewise request delivery of single copies of this proxy statement/prospectus in the future. Stockholders may notify MEOA of their requests by calling or writing MEOA at its principal executive offices at 100 Executive Court, Waxahachie, TX 75165, (214) 444-7321.

TRANSFER AGENT AND REGISTRAR

The transfer agent for MEOA’s securities is Continental Stock Transfer & Trust Company.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE

MEOA has filed a Registration Statement on Form S-4 to register the issuance of securities described elsewhere in this proxy statement/prospectus. This proxy statement/prospectus is a part of that Registration Statement.

MEOA files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on MEOA at the SEC website containing reports, proxy statements and other information at: http://www.sec.gov. Those filings are also available free of charge to the public on, or accessible through, MEOA’s corporate website at https://meoaus.com. MEOA’s website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this proxy statement/prospectus.

Information and statements contained in this proxy statement/prospectus or any Annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to the Registration Statement of which this proxy statement/prospectus forms a part, which includes exhibits incorporated by reference from other filings made with the SEC.

All information contained in this proxy statement/prospectus relating to MEOA has been supplied by MEOA, and all such information relating to Digerati has been supplied by Digerati. Information provided by one another does not constitute any representation, estimate or projection of the other.

If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination, you should contact via phone or in writing:

Advantage Proxy, Inc.
P.O. Box 10904
Yakima, WA 98909
Attn: Karen Smith
Toll Free: (877) 870-8565
Collect: (206) 870-8565
Email: ksmith@advantageproxy.com

To obtain timely delivery of the documents, you must request them no later than May 17, 2023 (five (5) business days before the date of the meeting).

INDEX TO FINANCIAL STATEMENTS

MINORITY EQUALITY OPPORTUNITIES ACQUISITION INC.

DIGERATI TECHNOLOGIES, INC.

NEXT LEVEL INTERNET, INC.

SKYNET TELECOM, LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
Minority Equality Opportunities Acquisition Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Minority Equality Opportunities Acquisition Inc. (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations, stockholders’ deficit and cash flows for the year ended December 31, 2022 and for the period from February 18, 2021 (inception) through December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021 and the results of their operations and their cash flows for the year ended December 31, 2022 and for the period from February 18, 2021 (inception) through December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, if the Company is unable to complete a Business Combination on or prior to May 30, 2023, then the Company will cease all operations except for the purpose of liquidating. In addition, the Company has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor since 2021

New York, NY
March 27, 2023

MINORITY EQUALITY OPPORTUNITIES ACQUISITION INC.
CONSOLIDATED BALANCE SHEETS

	December 31, 2022	December 31, 2021
Assets:
Current Assets
Cash	$407,250	$264,755
Prepaid expenses	232,458	372,468
Total current assets	639,708	637,223
Cash held in Trust Account	10,297,411	128,400,078
Prepaid expenses – noncurrent	—	231,243
Total Assets	$10,937,119	$129,268,544

Liabilities, Redeemable Common Stock and Stockholders’ Deficit
Current Liabilities
Accrued offering costs and expenses	$988,960	$254,277
Working capital loans – related party	500,000	—
Convertible promissory note – related party	1,265,000	—
Due to Sponsor	—	10,000
Other current liability – Advance from target	449,167	—
Income taxes payable	253,660	—
Total current liabilities	3,456,787	264,277
Warrant liabilities	1,220,120	7,879,959
Deferred underwriting fee	4,554,000	4,554,000
Total Liabilities	9,230,907	12,698,236

Commitments and Contingencies
Class A common stock subject to possible redemption, $0.0001 par value; 958,897 shares at redemption value, $10.43 and $10.15 per share as of December 31, 2022 and 2021, respectively.	9,997,947	128,397,500

Stockholders’ Deficit
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Class A common stock, $0.0001 par value; 100,000,000 shares authorized; 158,125 issued and outstanding as of December 31, 2022 and 2021 (excluding 12,650,000 shares subject to possible redemption)	16	16
Class B common stock, $0.0001 par value; 20,000,000 shares authorized; 3,162,500 shares issued and outstanding as of December 31, 2022 and 2021	316	316
Additional paid-in capital	—	—
Accumulated deficit	(8,292,067)	(11,827,524)
Total Stockholders’ Deficit	(8,291,735)	(11,827,192)
Total Liabilities, Redeemable Common Stock and Stockholders’ Deficit	$10,937,119	$129,268,544

The accompanying notes are an integral part of these consolidated financial statements.

MINORITY EQUALITY OPPORTUNITIES ACQUISITION INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31, 2022	For the Period from February 18, 2021 (Inception) Through December 31, 2021
Formation and operating costs	$1,981,253	$560,530
Loss from operations	(1,981,253)	(560,530)

Other income:
Interest income earned on cash held in trust account	1,515,362	2,577
Capital gains on trust	8	—
Offering costs allocated to warrants	—	(741,209)
Change in fair value of warrant liabilities	6,659,839	7,205,376
Total other income, net	8,175,209	6,466,744

Income before benefit from income taxes	6,193,956	5,906,214
Income tax provision	253,660	—
Net income	$5,940,296	$5,906,214

Basic and diluted weighted average shares outstanding, Class A common stock	1,885,752	5,010,118

Basic and diluted net income per share, Class A common stock	$1.18	$0.78

Basic and diluted weighted average shares outstanding, Class B common stock	3,162,500	2,543,967

Basic and diluted net income per share, Class B common stock	$1.18	$0.78

The accompanying notes are an integral part of these consolidated financial statement.

MINORITY EQUALITY OPPORTUNITIES ACQUISITION INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2022 AND
FOR THE PERIOD FROM FEBRUARY 18, 2021 (INCEPTION) THROUGH DECEMBER 31, 2021

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance as of February 18, 2021 (inception)	—	$—	—	$—	—	$—	$—
Class B common stock issued to Sponsor	—	—	3,162,500	316	24,684	—	25,000
Issuance of shares to underwriter representative at fair value	158,125	16	—	—	1,454,418	—	1,454,434
Proceeds received in excess of fair value of private warrants	—	—	—	—	1,084,163	—	1,084,163
Remeasurement of common stock subject to possible redemption					(2,563,265)	(17,733,737)	(20,297,002)
Net Income	—	—	—	—	—	5,906,214	5,906,214
Balance as of December 31, 2021	158,125	$16	3,162,500	$316	$—	$(11,827,524)	$(11,827,192)
Remeasurement of Class A common stock subject to possible redemption	—	—	—	—	—	(1,434,252)	(1,434,252)
Interest redeemed	—	—	—	—	—	(970,587)	(970,587)
Net Income	—	—	—	—	—	5,940,296	5,940,296
Balance as of December 31, 2022	158,125	$16	3,162,500	$316	$—	$(8,292,067)	$(8,291,735)

The accompanying notes are an integral part of these consolidated financial statements.

MINORITY EQUALITY OPPORTUNITIES ACQUISITION INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2022	For the Period from February 18, 2021 (Inception) Through December 31, 2021
Cash flows from operating activities:
Net income	$5,940,296	$5,906,214
Adjustments to reconcile net income to net cash used in operating activities:
Formation costs paid by related party	—	10,000
Allocation of offering costs to warrant expense	—	741,209
Interest income earned	(1,515,362)	(2,577)
Change in fair value of warrant liabilities	(6,659,839)	(7,205,376)
Changes in current assets and liabilities:
Prepaid expenses	371,253	(603,711)
Other current liability – Advance from target	449,167	—
Due to sponsor	(10,000)	—
Accrued offering costs and expenses	734,683	254,276
Income taxes payable	253,660	—
Net cash used in operating activities	(436,142)	(899,965)

Cash flows from investing activities:
Investment of cash in Trust Account	(1,019,688)	(128,397,500)
Cash withdrawn from Trust Account in connection with redemption	120,804,392	—
Net cash provided by (used in) investing activities	119,784,704	(128,397,500)

Cash flows from financing activities:
Proceeds from initial public offering, net of costs	—	124,096,500
Proceeds from private placement warrants	—	6,027,500
Proceeds from convertible promissory note – related party	500,000	253,378
Proceeds from advance from target for extension notes	(166,675)	—
Payment of promissory note to related party	1,265,000	(285,778)
Redemption of common stock	(120,804,392)	—
Payment of deferred offering costs	—	(529,380)
Net cash (used in) provided by financing activities	(119,206,067)	129,562,220

Net change in cash	142,495	264,755
Cash – Beginning of the period	264,755	—
Cash – End of the period	$407,250	$264,755

Supplemental disclosure of non-cash financing activities:
Deferred offering costs paid by promissory note – related party	$—	$32,400
Deferred offering costs paid by Sponsor in exchange for issuance of Class B common stock	$—	$25,000
Deferred underwriting fee charged temporary equity	$—	$4,554,000
Initial warrant liability	$—	$15,085,335
Initial value of Class A common stock subject to possible redemption	$—	$128,397,500

The accompanying notes are an integral part of these consolidated financial statements.

MINORITY EQUALITY OPPORTUNITIES ACQUISITION INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization and Business Operations

Minority Equality Opportunities Acquisition Inc. (the “Company”) was incorporated as a Delaware corporation on February 18, 2021. The Company was incorporated for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company has not selected any Business Combination target. The Company may pursue an initial Business Combination target in any business or industry.

As of December 31, 2022, the Company had not commenced any operations. All activity through December 31, 2022 relates to the Company’s formation and preparation for the Initial Public Offering (the “Public Offering” or “IPO”) as described below, and identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company generates non-operating income in the form of interest income from the proceeds derived from the IPO. The Company has selected December 31 as its fiscal year end.

Financing

The Company’s sponsor is Minority Equality Opportunities Acquisition Sponsor, LLC, a Delaware limited liability company (the “Sponsor”). The registration statement for the Company’s IPO was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on August 25, 2021 (the “Effective Date”). On August 30, 2021, the Company consummated the IPO of 12,650,000 units (the “Units”, and with respect to the Class A common stock included in the units, the “public shares”), which included the full exercise by the underwriters of the over-allotment option to purchase an additional 1,650,000 Units, at $10.00 per Unit generating gross proceeds of $126,500,000, which is described in Note 3.

Simultaneously with the closing of the IPO, the Company consummated the sale of 6,027,500 warrants (the “Private Placement Warrants”) at a price of $1.00 per warrant in a private placement to the Sponsor and to Maxim Partners LLC, generating gross proceeds to the Company of $6,027,500, which is described in Note 4. A total of 5,395,000 Private Placement Warrants were issued to the Sponsor and a total of 632,500 Private Placement Warrants were issued to Maxim Partners LLC.

The Company also issued 158,125 shares of Class A common stock to Maxim Group LLC (“Maxim”), the representative of the underwriters, which is deemed compensation by FINRA and therefore subject to a lock-up for a period of 180 days immediately following the commencement of sales of the IPO (the “representative’s common stock”). Additionally, Maxim has agreed not to transfer, assign or sell any such shares until the completion of the initial Business Combination. In addition, Maxim has agreed (i) to waive its redemption rights with respect to such shares in connection with the completion of the initial Business Combination and (ii) to waive its rights to liquidating distributions from the trust account with respect to such shares if the Company fails to complete its initial Business Combination on or prior to May 30, 2023.

Transaction costs amounted to $8,998,713, consisting of $2,403,500 of underwriting fees, $4,554,000 of deferred underwriting fees, $586,779 of other offering costs, and $1,454,434 of the fair value of the representative’s common stock. Of the $8,998,713 aggregate transaction costs, $741,209 was allocated to expense associated with the warrant liability.

Trust Account

Following the closing of the IPO on August 30, 2021, an amount of $128,397,500 ($10.15 per Unit) from the net proceeds of the sale of the Units in the IPO and the sale of the Private Placement Warrants was deposited in a trust account (the “Trust Account”) and may only be invested in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations. Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay its franchise and income tax obligations (less up to $100,000 of interest to pay dissolution expenses), the proceeds from the IPO and the sale of the Private Placement Warrants will not be released from the Trust Account until the earliest of: (a) the completion

MINORITY EQUALITY OPPORTUNITIES ACQUISITION INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization and Business Operations (cont.)

of the initial Business Combination; (b) the redemption of any public shares properly submitted in connection with a stockholder vote to amend the Company’s certificate of incorporation: (i) to modify the substance or timing of the Company’s obligation to redeem 100% of the public shares if the Company does not complete the initial Business Combination on or prior to May 30, 2023; or (ii) with respect to any other material provision relating to stockholders’ rights or pre-Business Combination activity; and (c) the redemption of the public shares if the Company is unable to complete the initial Business Combination on or prior to May 30, 2023, subject to applicable law.

In connection with the Extension Meeting, the holders of 11,691,103 public shares exercised their right to redeem such public shares, as a result of which redemptions approximately $120.8 million, representing approximately 92% of the assets held in the trust account prior to such redemptions, was removed from the trust account, leaving approximately $9.9 million remaining in the trust account.

Initial Business Combination

On August 30, 2022, the Company entered into a Business Combination Agreement with MEOA Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of our company (“Merger Sub”), and Digerati Technologies, Inc., a Nevada corporation (“Digerati”). The Company also decided to extend the date by which it had to complete an initial Business Combination by three months from August 30, 2022 to November 30, 2022. An affiliate of the Sponsor provided the Company with a loan in the amount of $1.265 million to fund the three month extension. The Company is also entitled to further extend for up to six one month extensions totaling $500,000. As of December 31, 2022, Digerati has provided $166,667 for two one month extensions. The Company will have until May 30, 2023 to complete the initial Business Combination. Pursuant to the terms of the Company’s certificate of incorporation and the trust agreement entered into between the Company and Continental Stock Transfer & Trust Company, as amended in connection with the Extension Meeting, in order to extend the time available for the Company to consummate its initial Business Combination during the six-month period from November 30, 2022 until May 30, 2023, the sponsor or its affiliates or designees must deposit into the trust account, for each additional one-month period, $83,333.33, on or prior to the date of the deadline with respect to such one-month extension period. The sponsor and its affiliates or designees are not obligated to fund the trust account to extend the time for the Company to complete its initial Business Combination. The Company expects to close the proposed Business Combination with Digerati in the first quarter of 2023.

The Company will provide its public stockholders with the opportunity to redeem all or a portion of their public shares upon the completion of the initial Business Combination either (i) in connection with a stockholder meeting called to approve the initial Business Combination; or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a proposed initial Business Combination or conduct a tender offer will be made by the Company, solely in its discretion, and will be based on a variety of factors, such as the timing of the transaction and whether the terms of the transaction would require the Company to seek stockholder approval under the law or stock exchange listing requirements. The Company will provide the public stockholders with the opportunity to redeem all or a portion of their public shares upon the completion of the initial Business Combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to voting on the initial Business Combination, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its franchise and income taxes, divided by the number of then outstanding public shares, subject to the limitations described herein. The amount in the Trust Account was initially $10.15 per public share, and, as of March 20, 2023, and after giving effect to the redemption of 11,691,103 public shares in connection with the Extension Meeting, the amount in the Trust Account is $10.93 per public share.

If the Company is unable to complete the initial Business Combination on or prior to May 30, 2023, the Company will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible, but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely

MINORITY EQUALITY OPPORTUNITIES ACQUISITION INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization and Business Operations (cont.)

extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the warrants, which will expire worthless if the Company fails to complete the initial Business Combination on or prior to May 30, 2023.

The initial stockholders, Sponsor, executive officers and directors have entered into a letter agreement with the Company, pursuant to which they have agreed to (i) waive their redemption rights with respect to their founder shares and public shares in connection with the completion of the initial Business Combination; (ii) waive their redemption rights with respect to their founder shares and public shares in connection with a stockholder vote to approve an amendment to the certificate of incorporation: (A) to modify the substance or timing of the Company’s obligation to redeem 100% of the public shares if the Company does not complete the initial Business Combination on or prior to May 30, 2023; or (B) with respect to any other material provision relating to stockholders’ rights or pre-initial Business Combination activity; and (iii) waive their rights to liquidating distributions from the Trust Account with respect to their founder shares if the Company fails to complete the initial Business Combination on or prior to May 30, 2023, although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if the Company fails to complete the initial Business Combination on or prior to May 30, 2023.

The Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or similar agreement or Business Combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.15 per public share; and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.15 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. However, the Company has not asked the Sponsor to reserve for such indemnification obligations, nor has the Company independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believes that the Sponsor’s only assets are securities of the Company. Therefore, the Company cannot assure that the Sponsor would be able to satisfy those obligations.

Liquidity, Capital Resources and Going Concern Considerations

As of December 31, 2022, the Company had $407,250 in cash and working capital deficit of $2,517,615. The Company’s liquidity needs up to December 31, 2022 were satisfied through a capital contribution from the Sponsor of $25,000 (see Note 5) for the founder shares and the loan under an unsecured promissory note from the Sponsor of up to $300,000 (see Note 5) and from the IPO proceeds not held in the trust account. On September 3, 2021, the Sponsor agreed to provide the Company with loans in such amounts as may be required by the Company to fund the Company’s working capital requirements up to an aggregate of $500,000 (see Note 5). In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the Company’s officers and directors may, but are not obligated to, provide the Company Working Capital Loans (see Note 4). As of December 31, 2022, there was $500,000 outstanding under the Working Capital Loans.

Based on the foregoing, management believes that the Company will not have sufficient working capital and borrowing capacity to meet its needs through the earlier of the consummation of a Business Combination or one year from this filing. Over this time period, the Company will be using these funds for paying existing accounts payable, identifying and evaluating prospective initial Business Combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the Business Combination.

MINORITY EQUALITY OPPORTUNITIES ACQUISITION INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization and Business Operations (cont.)

The Company is within 12 months of its mandatory liquidation date as of the time of filing of this Annual Report on Form 10-K. In connection with the Company’s assessment of going concern considerations in accordance with Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” the Company has until May 30, 2023 to consummate a Business Combination. It is uncertain that the Company will be able to consummate a Business Combination by this time. If a Business Combination is not consummated by this date, there will be a mandatory liquidation and subsequent dissolution of the Company. Management has determined that the liquidity concerns stated above and the mandatory liquidation, should a Business Combination not occur, and potential subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern.

These consolidated financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations, and/or search for a target company, the specific impact is not readily determinable as of the date of these consolidated financial statements. These consolidated financial statement do not include any adjustments that might result from the outcome of this uncertainty.

Inflation Reduction Act of 2022

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly traded foreign corporations occurring on or after January 1, 2023. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax.

Any redemption or other repurchase that occurs after December 31, 2022, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Whether and to what extent the Company would be subject to the excise tax in connection with a Business Combination, extension vote or otherwise would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, extension or otherwise, (ii) the structure of a Business Combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with a Business Combination (or otherwise issued not in connection with a Business Combination but issued within the same taxable year of a Business Combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by the Company and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash available on hand to complete a Business Combination and in the Company’s ability to complete a Business Combination.

MINORITY EQUALITY OPPORTUNITIES ACQUISITION INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statement are presented in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the SEC. In the opinion of management, all adjustments (consisting of normal recurring adjustments) have been made that are necessary to present fairly the financial position, and the results of its operations and its cash flows.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary where the Company has the ability to exercise control. All significant intercompany balances and transactions have been eliminated in consolidation. Activities in relation to the noncontrolling interest are not considered to be significant and are, therefore, not presented in the accompanying consolidated financial statements.

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart the Company’s Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s consolidated financial statement with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of these consolidated financial statement in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statement and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $382,260 and $264,755 of cash as of December 31, 2022 and 2021, respectively, and no cash equivalents.

MINORITY EQUALITY OPPORTUNITIES ACQUISITION INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies (cont.)

Marketable Securities Held in Trust Account

The Company had $10,297,411 and $128,400,078 in cash held in the Trust Account as of December 31, 2022 and 2021, respectively.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under the FASB ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheets.

The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1 —

Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not being applied. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 —

Valuations based on (i) quoted prices in active markets for similar assets and liabilities, (ii) quoted prices in markets that are not active for identical or similar assets, (iii) inputs other than quoted prices for the assets or liabilities, or (iv) inputs that are derived principally from or corroborated by market through correlation or other means.

Level 3 —	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

See Note 7 for additional information on assets and liabilities measured at fair value.

Class A Common Stock Subject to Possible Redemption

The Company accounts for their Class A common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Class A common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified in temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s Class A common stock feature certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, at December 31, 2022, the 958,897 Class A common stock is presented at redemption value as temporary equity, outside of the stockholders’ deficit section of the Company’s balance sheets.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of the Class A common stock subject to possible redemption to equal the redemption value at the end of each reporting period. This method would view the end of the reporting period as if it were also the redemption date for the security.

MINORITY EQUALITY OPPORTUNITIES ACQUISITION INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies (cont.)

Effective with the closing of the Initial Public Offering, the Company recognized the accretion from initial book value to redemption amount, which resulted in charges against additional paid-in capital (to the extent available) and accumulated deficit.

As of December 31, 2022, the shares of common stock reflected on the consolidated balance sheet are reconciled in the following table:

Gross proceeds from IPO	$126,500,000
Less:
Proceeds allocated to Public Warrants	(10,141,998)
Class A common stock issuance costs	(8,257,504)
Plus:
Remeasurement of carrying value to redemption value	20,297,002
Class A common stock subject to possible redemption at redemption value, December 31, 2021	$128,397,500
Common stock redeemed	(119,833,806)
Remeasurement of carrying value to redemption value	1,434,252
Class A common stock subject to possible redemption at redemption value, December 31, 2022	$9,997,947

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, “Derivatives and Hedging”. Derivative instruments are initially recorded at fair value on the grant date and re-valued at each reporting date, with changes in the fair value reported in the statement of operations. Derivative assets and liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date.

Warrant Liability

The Company evaluated the Public Warrants and Private Placement Warrants to be issued in connection with the IPO (collectively, “Warrants”) in accordance with ASC 815-40, “Derivatives and Hedging — Contracts in Entity’s Own Equity”, and concluded that a provision in the Warrant Agreement related to certain tender or exchange offers precludes the Warrants from being accounted for as components of equity. As the Warrants meet the definition of a derivative as contemplated in ASC 815, the Warrants will be recorded as derivative liabilities on the balance sheet and measured at fair value at inception (on the date of the IPO) and at each reporting date in accordance with ASC 820, “Fair Value Measurement”, with changes in fair value recognized in the statement of operations in the period of change.

Offering Costs

The Company complies with the requirements of the ASC 340-10-S99-1. Offering costs consisted of legal, accounting, underwriting fees and other costs incurred through the IPO that were directly related to the Public Offering. Offering costs are allocated to the separable financial instruments issued in the IPO based on a relative fair value basis, compared to total proceeds received. Offering costs associated with warrant liabilities are expensed as incurred, and presented as non-operating expenses in the statement of operations. Offering costs associated with the Class A common stock were charged to temporary equity upon the completion of the IPO. Transaction costs amounted to $8,998,713, of which $741,209 were allocated to expense associated with the warrant liability.

MINORITY EQUALITY OPPORTUNITIES ACQUISITION INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies (cont.)

Convertible Instruments

The Company accounts for its promissory notes that feature conversion options in accordance with ASC No. 815, Derivatives and Hedging Activities (“ASC No. 815”). ASC No. 815 requires companies to bifurcate conversion options from their host instruments and account for them as freestanding derivative financial instruments according to certain criteria. The criteria includes circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) a promissory note that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable GAAP with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument.

Net Income Per Common Stock

We have two classes of shares, which are referred to as Class A common stock and Class B common stock. Earnings and losses are shared pro rata between the two classes of shares. The Company did not consider the effect of the warrants sold in the Initial Public Offering and the Private Placement to purchase an aggregate of 18,677,500 of the Company’s Class A common stock in the calculation of diluted income per share, since their exercise is contingent upon future events. As a result, diluted net income per common stock is the same as basic net income per common stock. The table below presents a reconciliation of the numerator and denominator used to compute basic and diluted net income per share for each class of common stock.

	Year Ended December 31, 2022		For the Period from February 18, 2021 (Inception) Through December 31, 2021
	Class A	Class B	Class A	Class B
Basic and diluted net income per common stock
Numerator:
Allocation of net income, as adjusted	$2,218,971	$3,721,324	$3,917,196	$1,989,018
Denominator:
Basic and diluted weighted average shares outstanding	1,885,752	3,162,500	5,010,118	2,543,967
Basic and diluted net income per common stock	$1.18	$1.18	$0.78	$0.78

Income Taxes

The Company accounts for income taxes under FASB ASC 740, “Income Taxes” (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the consolidated financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statement and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense.

MINORITY EQUALITY OPPORTUNITIES ACQUISITION INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies (cont.)

There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2022 and 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company has identified the United States as its only “major” tax jurisdiction. The Company is subject to income tax examinations by major taxing authorities since inception. These examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and state tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Corporation coverage of $250,000. At December 31, 2022 and 2021, the Company had not experienced losses on this account and management believes the Company was not exposed to significant risks on such account.

Recent Accounting Pronouncements

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective January 1, 2022 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The Company is currently assessing the impact, if any, that ASU 2020-06 would have on its financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

Note 3 — Initial Public Offering

Public Units

On August 30, 2021, the Company sold 12,650,000 Units, which includes the full exercise by the underwriters of the over-allotment option to purchase an additional 1,650,000 Units, at a purchase price of $10.00 per Unit. Each Unit consists of one share of Class A common stock, and one warrant to purchase one share of Class A common stock (the “Public Warrants”).

Public Warrants

Each whole warrant entitles the holder to purchase one share of the Company’s Class A common stock at a price of $11.50 per share, subject to adjustment as described herein. In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any founder shares held by the Sponsor or its affiliates, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding

MINORITY EQUALITY OPPORTUNITIES ACQUISITION INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Initial Public Offering (cont.)

of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates the initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described below under “Redemption of warrants” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

The warrants will expire at 5:00 p.m., New York City time on the warrant expiration date, which is five years after the completion of the initial Business Combination or earlier upon redemption or liquidation. On the exercise of any warrant, the warrant exercise price will be paid directly to the Company and not placed in the Trust Account.

The Company will not be obligated to deliver any shares of Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of Class A common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Company’s satisfying its obligations described below with respect to registration. No warrant will be exercisable and the Company will not be obligated to issue shares of Class A common stock upon exercise of a warrant unless Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will the Company be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a Unit containing such warrant will have paid the full purchase price for the Unit solely for the share of Class A common stock underlying such Unit.

The Company is not registering the shares of Class A common stock issuable upon exercise of the warrants at this time. However, the Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of the initial Business Combination, the Company will use its best efforts to file with the SEC a registration statement covering the shares of Class A common stock issuable upon exercise of the warrants, to cause such registration statement to become effective and to maintain a current prospectus relating to those shares of Class A common stock until the warrants expire or are redeemed, as specified in the warrant agreement. If a registration statement covering the shares of Class A common stock issuable upon exercise of the warrants is not effective within 60 business days after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption.

Redemption of warrants

Once the warrants become exercisable, the Company may redeem the outstanding warrants:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon a minimum of 30 days’ prior written notice of redemption (the “30-day redemption period”); and

•        if, and only if, the last sale price of the Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

MINORITY EQUALITY OPPORTUNITIES ACQUISITION INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Initial Public Offering (cont.)

If the Company calls the warrants for redemption as described above, management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” management will consider, among other factors, the Company’s cash position, the number of warrants that are outstanding and the dilutive effect on the stockholders of issuing the maximum number of shares of Class A common stock issuable upon the exercise of the warrants. In such event, each holder would pay the exercise price by surrendering the warrants for that number of shares of Class A common stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A common stock underlying the warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price of the warrants by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

Note 4 — Private Placement

Simultaneously with the closing of the IPO, the Sponsor and Maxim Partners LLC purchased an aggregate of 6,027,500 Private Placement Warrants at a purchase price of $1.00 per Private Placement Warrant, generating gross proceeds to the Company of $6,027,500. An aggregate of 5,395,000 Private Placement Warrants were purchased by the Sponsor and an aggregate of 632,500 Private Placement Warrants were purchased by Maxim Partners LLC. A portion of the proceeds from the sale of the Private Placement Warrants was added to the proceeds from the IPO held in the Trust Account. If the Company does not complete a Business Combination on or prior to May 30, 2023, the Private Placement Warrants will expire worthless.

The Private Placement Warrants will not be transferable, assignable or saleable until 30 days after the Business Combination and they will not be redeemable by the Company so long as they are held by the Sponsor, Maxim Partners LLC or their permitted transferees. If the Private Placement Warrants are held by holders other than the Sponsor, Maxim Partners LLC or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by the holders on the same basis as the warrants included in the Units sold in the IPO.

Note 5 — Related Party Transactions

Founder Shares

In April 2021, the Sponsor paid $25,000 of deferred offering costs on behalf of the Company in exchange for 2,875,000 shares of Common stock (the “founder shares”). In August 2021, the Company effected a stock dividend of 287,500 shares of Class B common stock, resulting in the Sponsor holding an aggregate of 3,162,500 founder shares, including up to 412,500 of the founder shares subject to forfeiture depending on the extent to which the underwriters’ over-allotment option was not exercised. All shares have been restated retroactively. As a result of the underwriters’ election to fully exercise their over-allotment option on August 30, 2021, none of the founder shares were subject to forfeiture any longer.

The initial stockholders have agreed not to transfer, assign, or sell any of their founder shares until the earlier to occur of: (i) one year after the date of the consummation of the initial Business Combination; or (ii) the date on which the Company consummates a liquidation, merger, stock exchange, or other similar transaction that results in all of the stockholders having the right to exchange their shares of Class A common stock for cash, securities, or other property, except to permitted transferees. Any permitted transferees will be subject to the same restrictions and other agreements of the initial stockholders with respect to any founder shares (the “Lock-up”).

Promissory Note — Related Party

The Sponsor agreed to loan the Company up to $300,000 to be used for a portion of the expenses of the IPO. These loans are non-interest bearing, unsecured and due at the earlier of December 31, 2021or the closing of the IPO. Through August 30, 2021, the Company had borrowed $285,778 under the promissory note. On September 3, 2021, the Company repaid the promissory note balance of $285,778.

MINORITY EQUALITY OPPORTUNITIES ACQUISITION INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 — Related Party Transactions (cont.)

Working Capital Loans

On September 3, 2021, the Sponsor agreed to provide the Company with loans in such amounts as may be required by the Company to fund the Company’s working capital requirements up to an aggregate of $500,000. In addition, in order to finance transaction costs in connection with an intended initial Business Combination, the Sponsor, an affiliate of the Sponsor or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (the “Working Capital Loans”). If the Company completes an initial Business Combination, the Company would repay such loaned amounts out of the proceeds of the Trust Account released to the Company. Otherwise, such loans would be repaid only out of funds held outside the Trust Account. In the event that the initial Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from the Trust Account would be used to repay such loaned amounts. Up to $1,500,000 of such loans may be convertible into Private Placement Warrants of the post Business Combination entity, at a price of $1.00 per warrant at the option of the lender. The warrants would be identical to the Private Placement Warrants issued to the Sponsor and Maxim Partners LLC.

On February 28, 2022 and March 21, 2022, the Sponsor agreed to loan the Company $174,000 and $163,000, respectively, as part of the Working Capital Loans. The promissory notes are non-interest bearing and payable upon consummation of the Company’s initial Business Combination. At the lender’s discretion, the promissory notes may be repayable in warrants of the post Business Combination entity at a price of $1.00 per warrant. At December 31, 2022, there was $500,000 of borrowings.

Administrative Service Fee

On August 25, 2021, the Company entered into an Administrative Support Agreement (the “Support Agreement”) with Sphere 3D Corp. (“Sphere”), an affiliate of the Sponsor, pursuant to which it was agreed that, commencing on the date that the Company’s securities were first listed on the NASDAQ Capital Market, the Company would pay to Sphere $10,000 per month for office space, utilities and secretarial and administrative support services. Upon the earlier of the completion of the initial Business Combination or the liquidation of the Company, the Company will cease paying such monthly fees. The Support Agreement was amended on May 16, 2022, at which time the Company and Sphere agreed that, notwithstanding anything in the Support Agreement to the contrary, the monthly payment referenced in clause (i) of the Support Agreement shall, beginning with respect to the monthly period that began on February 26, 2022 and ended on March 25, 2022, and continuing thereafter until the earlier of the consummation of the initial Business Combination or the liquidation of the Company, accrue without interest thereon and be due and payable on the earlier of the consummation of the initial Business Combination or the liquidation of the Company. The Support Agreement was further amended on January 17, 2023 to provide that the Company would pay to Sphere an amount equal to $100,000 to be applied against accrued payments under the Support Agreement plus up to an additional amount equal to $25,000 to be applied against any remaining accrued payments, with the balance to be applied against future fees under the Support Agreement.

Note 6 — Commitments and Contingencies

Registration Rights

The holders of the founder shares, representative’s common stock, Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans (and any shares of Class A common stock issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans and upon conversion of the founder shares) will be entitled to registration rights pursuant to a registration rights agreement signed on August 25, 2021, requiring the Company to register such securities for resale (in the case of the founder shares, only after conversion to Class A common stock). The holders of these securities will be entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to

MINORITY EQUALITY OPPORTUNITIES ACQUISITION INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — Commitments and Contingencies (cont.)

the Company’s completion of the initial Business Combination. Notwithstanding the foregoing, the underwriters may not exercise their demand and “piggyback” registration rights after five and seven years after the effective date of the registration statement for the IPO and may not exercise their demand rights on more than one occasion.

Underwriting Agreement

The underwriter is entitled to a deferred underwriting discount of 3.6% of the gross proceeds of the Initial Public Offering, which included the exercise of the overallotment option, or $4,554,000, which is recorded as a Deferred underwriting fee and is held in the Trust Account upon the completion of the Company’s initial Business Combination subject to the terms of the underwriting agreement.

On August 30, 2022, the Company amended the underwriting agreement to reflect a commission value equal to the product of (i) $4,554,000 and (ii) 1 minus the quotient resulting by dividing the percentage of redemptions of all public shares that were originally issued in the initial public offering by two (2). Additionally, the payment of the deferred underwriting commission shall be paid in cash but shall be subordinate to the payments of up to $2,500,000 of Sponsor loans to the Company and up to $2,500,000 of debt repayment to other parties.

Representative’s Common Stock

The Company had agreed to issue to Maxim and/or its designees, 137,500 shares of common stock (or 158,125 shares if the underwriter’s over-allotment option is exercised in full) upon the consummation of the IPO. Upon closing of the IPO on August 30, 2021, the Company issued 158,125 shares of Class A common stock, with a fair value of $1,454,434, to Maxim, the representative of the underwriters, which is deemed compensation by FINRA and therefore subject to a lock-up for a period of 180 days immediately following the commencement of sales of the IPO. Additionally, Maxim has agreed not to transfer, assign or sell any such shares until the completion of the initial Business Combination. In addition, Maxim has agreed (i) to waive its redemption rights with respect to such shares in connection with the completion of the initial Business Combination and (ii) to waive its rights to liquidating distributions from the trust account with respect to such shares if the Company fails to complete the initial Business Combination on or prior to May 30, 2023.

Right of First Refusal

Subject to certain conditions, the Company granted to Maxim, for a period of 18 months from the closing of the Business Combination, a right of first refusal to act as book running manager and/or placement agent for any and all future private or public equity, equity-linked, convertible and debt offerings during such 18 month period for the Company or any of its successors or subsidiaries. In accordance with FINRA Rule 5110(g)(6), such right of first refusal shall not have a duration of more than three years from the closing of the IPO.

Financial Advisory Agreements

In November 2021, the Company entered into agreements with PGP Capital Advisors and Vaughan Capital Advisors whereby such entities would provide financial advisory services to the Company. Pursuant to such agreements, the Company would pay monthly fees to such advisors in the aggregate amount of $25,000 and would reimburse such advisors for their out-of-pocket costs and expenses. The Company also agreed to pay to such advisors an aggregate success fee upon the closing of a business combination transaction equal to the sum of: (i) three percent of the transaction value of the target company in such business combination up to $100 million, plus (ii) two percent of the transaction value of the target company greater than $100 million up to $200 million, plus (iii) one percent of the transaction value of the target company above $200 million. The success fee shall be reduced by the monthly fees previously paid to the financial advisors. The financial advisors shall have the option to receive an equivalent dollar amount of warrants and/or shares of Class A common stock in lieu of cash up to twenty percent of the success fee payable.

MINORITY EQUALITY OPPORTUNITIES ACQUISITION INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — Commitments and Contingencies (cont.)

On August 30, 2022, we amended the agreements with our financial advisors to provide for a $40,000 retainer payment to be paid within forty-five (45) days following the amendment and to provide that if the proposed Business Combination with Digerati closes, the advisors shall be entitled to an aggregate success fee upon the closing of the Business Combination equal to two percent of the transaction value of Digerati up to $100 million, with such success fee to be reduced by the aggregate amount of all payments to the advisors prior to the closing.

Note 7 — Stockholders’ Deficit

Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share. At December 31, 2022, there were no shares of preferred stock issued or outstanding.

Class A Common stock — The Company is authorized to issue 100,000,000 shares of Class A common stock with a par value of $0.0001 per share. As at December 31, 2021, there were 12,808,125 shares of Class A common stock outstanding, 12,650,000 of which are subject to possible redemption.

Class B Common stock — The Company is authorized to issue 20,000,000 shares of Class B common stock with a par value of $0.0001 per share. Holders of the Class B common stock are entitled to one vote for each share. At December 31, 2022, there were 3,162,500 shares of Class B common stock issued and outstanding, after giving retroactive effect to the stock dividend that the Company effected in August 2021, of which 412,500 shares were subject to forfeiture to the extent that the underwriter’s over-allotment option was not exercised in full. As a result of the underwriters’ election to fully exercise their over-allotment option on August 30, 2021, none of the Class B shares are subject to forfeiture any longer.

The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of the initial Business Combination on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations, and the like, and subject to further adjustment as provided herein. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the IPO and related to the closing of the initial Business Combination, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon the completion of the IPO (not including the representative’s common stock) plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with the initial Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial Business Combination or any private placement-equivalent warrants issued to the Sponsor, its affiliates, or certain of the Company’s officers and directors upon conversion of Working Capital Loans made to the Company).

MINORITY EQUALITY OPPORTUNITIES ACQUISITION INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — Recurring Fair Value Measurements

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2022 and 2021, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	December 31, 2022	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Money Market Funds held in Trust Account	$10,297,411	$10,297,411	—	—
	$10,297,411	$10,297,411	$—	$—
Liabilities:
Public Warrants: Liabilities	$822,250	$822,250	$—	$—
Private Placement Warrants: Liabilities	397,870	—	—	397,870
	$1,220,120	$822,250	$—	$397,870
	December 31, 2021	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Money Market Funds held in Trust Account	$128,400,078	$128,400,078	—	—

Liabilities:
Public Warrants: Liabilities	$5,313,000	$5,313,000	$—	$—
Private Placement Warrants: Liabilities	2,566,959	—	—	2,566,959
	$7,879,959	$5,313,000	$—	$2,566,959

The Warrants are accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities on the balance sheets. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of warrant liabilities in the statements of operations.

The Company established the initial fair value of the Public Warrants on August 30, 2021 using a Modified Black Scholes simulation model, and as of December 31, 2022 by using the associated trading price of the Public Warrants. The Company established the initial fair value of the Private Placement Warrants on August 30, 2021 and on December 31, 2022 by using a modified Black Scholes calculation. The Warrants were classified as Level 3 at the initial measurement date due to the use of unobservable inputs. The Public Warrants were subsequently classified as Level 1 as the subsequent valuation was based upon the trading price of the Public Warrants.

The following table presents the changes Level 3 labilities for the year ended December 31, 2022:

Fair Value at January 1, 2021	$—
Initial fair value of public and private warrants	15,085,335
Transfer of public warrants to Level 1	(10,141,998)
Change in fair value	(2,376,378)
Fair Value at December 31, 2021	2,566,959
Change in fair value	(2,169,089)
Fair Value at December 31, 2022	$397,870

MINORITY EQUALITY OPPORTUNITIES ACQUISITION INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — Recurring Fair Value Measurements (cont.)

The key inputs into the Modified Black Scholes simulation, which is considered to be a Level 3 fair value measurement, as of August 30, 2021, December 31, 2021 and December 31, 2022 were as follows:

	(Initial Measurement) August 30, 2021	December 31, 2021	December 31, 2022
Risk-free interest rate	0.97%	1.31%	4.75%
Expected term remaining (years)	5.91	5.49	0.66
Expected volatility	17.00%	7.70%	8.8%
Stock price	$9.197	$9.98	$10.38

The probability of a business combination was 90%, 90% and 30% at August 30, 2021, December 31, 2021 and December 31, 2022, respectively.

Derivative liability-conversion feature

The Company utilizes a Monte Carlo model to estimate the fair value of the conversion feature within the working capital loans which is required to be recorded at its initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the conversion feature are recognized as non-cash gains or losses in the consolidated statements of operations.

The key assumptions in the model relate to expected share-price volatility, risk-free interest rate, exercise price, expected term and the probability of occurrence of the transaction. The expected volatility was based on the average volatility of SPACs that are searching for an acquisition target. The risk-free interest rate is based on interpolation of U.S. Treasury yields with a term commensurate with the term of the warrants. The Company anticipates the dividend yield to be zero. The expected term of the warrants is assumed to be the estimated date of a Business Combination.

The estimated fair value of the conversion feature related to the working capital loans as of issuance and for the period ended December 31, 2022 are zero.

The following table presents the changes in the fair value of the Level 3 conversion option:

Working Capital Loan – Conversion Feature
Fair value at issuance dates of March 1, 2022 and March 23, 2022	$—
Change in valuation inputs or other assumptions	1,098
Fair value as of June 30, 2022	1,098
Change in valuation inputs or other assumptions	(1,098)
Fair value as of December 31, 2022	$—

There were no transfers in or out of Level 3 from other levels in the fair value hierarchy during the period ended December 31, 2022 for the derivative liability — conversion feature.

MINORITY EQUALITY OPPORTUNITIES ACQUISITION INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — Income Tax

The Company’s net deferred tax assets are as follows:

	December 31, 2022	December 31, 2021
Deferred tax asset
Start-up costs	$332,019	$80,282
Federal net operating loss	—	36,498
Total deferred tax asset	332,019	116,781
Valuation allowance	(332,019)	(116,781)
Deferred tax asset, net of allowance	$—	$—

The income tax provision (benefit) consists of the following:

	Year Ended December 31, 2022	For the period from February 18, 2021 (inception) through December 31, 2021
Federal
Current	$253,660	$—
Deferred	(215,237)	(116,781)
State and Local
Current	—	—
Deferred	—	—

Change in valuation allowance	215,237	116,781
Income tax provision	$253,660	$—

As of December 31, 2022 and 2021, the Company had $0 and $173,802 in U.S. federal net operating loss carryovers, respectively, which do not expire, and no state net operating loss carryovers available to offset future taxable income.

In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the fiscal year ended December 31, 2022 and for the period from February 18, 2021 (inception) through December 31, 2021, the change in valuation allowance was $215,237 and $116,781, respectively.

MINORITY EQUALITY OPPORTUNITIES ACQUISITION INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — Income Tax (cont.)

A reconciliation of the federal income tax rate to the Company’s effective tax rate at December 31, 2022 is as follows:

	December 31, 2022	December 31, 2021
Statutory federal income tax rate	21.00%	21.0%
State taxes, net of federal tax benefit	—%	—%
Meals and entertainment	—%	—%
Transaction costs	2.2%	2.6%
Change in fair value of warrants	(22.6)%	(25.6)%
Valuation allowance	3.5%	2.0%
Income tax provision	4.1%	—%

The Company’s effective tax rate for the period presented differs from the expected (statutory) rates due to the change in fair value of warrant liabilities, non-deductible offering costs, and the recording of a full valuation allowance on deferred tax assets.

The Company files income tax returns in the U.S. federal jurisdiction and Texas and is subject to income tax examinations by various taxing authorities.

Note 10 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the consolidated financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the consolidated financial statements (other than the one described above).

DIGERATI TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, unaudited)

	January 31, 2023	July 31, 2022
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$2,203	$1,509
Accounts receivable, net	828	622
Prepaid and other current assets	422	383
Total current assets	3,453	2,514

LONG-TERM ASSETS:
Intangible assets, net	13,678	15,188
Goodwill	19,380	19,380
Property and equipment, net	1,502	1,647
Other assets	448	273
Investment in Itellum	185	185
Right-of-use assets – financing	373	62
Right-of-use assets – operating	1,944	2,436
Total assets	$40,963	$41,685

LIABILITIES AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Accounts payable	$3,645	$3,222
Accrued liabilities	9,406	9,627
Equipment financing	127	21
Convertible note payable, current, net of discount of $2,504 and $120, respectively	6,009	3,948
Note payable, current, related party, net of discount of $20 and $40, respectively	604	833
Note payable, current, net of discount of $277 and $181, respectively	11,714	870
Acquisition payable	1,000	1,000
Deferred income	1,210	931
Derivative liability	9,879	10,588
Operating lease liability, current	624	797
Total current liabilities	44,218	31,837

LONG-TERM LIABILITIES:
Note payable, net of discount $0 and $313, respectively	23,206	33,335
Convertible note payable	—	500
Equipment financing	248	43
Operating lease liability, net of current portion	1,529	1,788
Total long-term liabilities	24,983	35,666
Total liabilities	69,201	67,503

DIGERATI TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS — (Continued)
(In thousands, unaudited)

	January 31, 2023	July 31, 2022
Commitments and contingencies

STOCKHOLDERS’ DEFICIT:
Preferred stock, $0.001, 50,000,000 shares authorized
Convertible Series A Preferred stock, $0.001, 1,500,000 shares designated, 25,000 and 225,000 issued and outstanding, respectively	—	—
Convertible Series B Preferred stock, $0.001, 1,000,000 shares designated, 425,442 and 425,442 issued and outstanding, respectively	—	—
Convertible Series C Preferred stock, $0.001, 1,000,000 shares designated, 55,400 and 55,400 issued and outstanding, respectively	—	—
Series F Super Voting Preferred stock, $0.001, 100 shares designated, 100 and 100 issued and outstanding, respectively	—	—
Common stock, $0.001, 500,000,000 shares authorized, 152,488,301 and 142,088,039 issued and outstanding (80,000,000 and 45,000,000, respectively, reserved in Treasury)	152	142
Additional paid in capital	92,306	89,487
Accumulated deficit	(118,153)	(113,393)
Other comprehensive income	1	1
Total Digerati’s stockholders’ deficit	(25,694)	(23,763)
Noncontrolling interest	(2,544)	(2,055)
Total stockholders’ deficit	(28,238)	(25,818)
Total liabilities and stockholders’ deficit	$40,963	$41,685

See accompanying notes to unaudited consolidated financial statements

DIGERATI TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts, unaudited)

	Three Months Ended January 31,		Six Months Ended January 31,
	2023	2022	2023	2022
OPERATING REVENUES:
Cloud software and service revenue	$7,941	$4,019	$16,071	$7,796
Total operating revenues	7,941	4,019	16,071	7,796

OPERATING EXPENSES:
Cost of services (exclusive of depreciation and amortization)	2,968	1,553	5,819	3,042
Selling, general and administrative expense	4,458	2,127	8,599	3,915
Legal and professional fees	1,074	1,175	1,630	1,749
Bad debt expense	40	2	69	15
Depreciation and amortization expense	966	481	1,919	974
Total operating expenses	9,506	5,338	18,036	9,695
OPERATING LOSS	(1,565)	(1,319)	(1,965)	(1,899)

OTHER INCOME (EXPENSE):
Gain (loss) on derivative instruments	3,849	(3,425)	773	1,009
Loss on extinguishment of debt	—	(5,480)	—	(5,480)
Other income (expense)	10	1	456	(2)
Interest expense	(2,371)	(1,380)	(4,436)	(2,887)
Income tax expense	(27)	(41)	(77)	(119)
Total other income (expense)	1,461	(10,325)	(3,284)	(7,479)
NET INCOME (LOSS) INCLUDING NONCONTROLLING INTEREST	(104)	(11,644)	(5,249)	(9,378)
Less: Net loss attributable to the noncontrolling interests	328	602	489	760
NET INCOME (LOSS) ATTRIBUTABLE TO DIGERATI’S SHAREHOLDERS	224	(11,042)	(4,760)	(8,618)
Deemed dividend on Series A Convertible preferred stock	(4)	(5)	(8)	(10)
NET INCOME (LOSS) ATTRIBUTABLE TO DIGERATI’S COMMON SHAREHOLDERS	$220	$(11,047)	$(4,768)	$(8,628)
INCOME (LOSS) PER COMMON SHARE – BASIC	$0.00	$(0.08)	$(0.03)	$(0.06)
LOSS PER COMMON SHARE – DILUTED	$(0.01)	$(0.08)	$(0.03)	$(0.06)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING – BASIC	148,702,169	139,203,973	145,880,177	138,963,449
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING – DILUTED	262,728,841	139,203,973	145,880,177	138,963,449

See accompanying notes to unaudited consolidated financial statements

DIGERATI TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT
For the Six Months Ended January 31, 2023
(In thousands, except for share amounts, unaudited)

	Equity Digerati’s Shareholders														Noncontrolling Interest	Totals
	Preferred
	Convertible								Common		Additional Paid-in Capital	Accumulated Deficit	Other Comprehensive Income	Stockholders Equity
	Series A Shares	Par	Series B Shares	Par	Series C Shares	Par	Series F Shares	Par
									Shares	Par
BALANCE, July 31, 2022	225,000	—	425,442	—	55,400	—	100	—	142,088,039	$142	$89,487	$(113,393)	$1	$(23,763)	$(2,055)	$(25,818)
Amortization of employee stock options	—	—	—	—	—	—	—	—	—	—	23	—	—	23	—	23
Common stock issued for conversion of Convertible Series A Preferred stock	(25,000)	—	—	—	—	—	—	—	105,723	—	7	—	—	7	—	7
Common stock issued for exercise of warrants	—	—	—	—	—	—	—	—	160,628	—	21	—	—	21	—	21
Common stock issued for debt extension	—	—	—	—	—	—	—	—	2,060,000	2	247	—	—	249	—	249
Common stock issued concurrent with convertible debt	—	—	—	—	—	—	—	—	650,000	1	94	—	—	95	—	95
Dividends accrued	—	—	—	—	—	—	—	—	—	—	(4)	—	—	(4)	—	(4)
Net loss	—	—	—	—	—	—	—	—	—	—	—	(4,984)	—	(4,984)	(161)	(5,145)
BALANCE, October 31, 2022	200,000	—	425,442	—	55,400	—	100	—	145,064,390	145	$89,875	$(118,377)	$1	$(28,356)	$(2,216)	$(30,572)
Amortization of employee stock options	—	—	—	—	—	—	—	—	—	—	23	—	—	23	—	23
Common stock issued for conversion of Convertible Series A Preferred stock	(175,000)	—	—	—	—	—	—	—	749,327	1	49	—	—	50	—	50
Common stock issued for exercise of warrants	—	—	—	—	—	—	—	—	9,677	—	1	—	—	1	—	1

DIGERATI TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT — (Continued)
For the Six Months Ended January 31, 2023
(In thousands, except for share amounts, unaudited)

	Equity Digerati’s Shareholders														Noncontrolling Interest	Totals
	Preferred
	Convertible								Common		Additional Paid-in Capital	Accumulated Deficit	Other Comprehensive Income	Stockholders Deficit
	Series A Shares	Par	Series B Shares	Par	Series C Shares	Par	Series F Shares	Par
									Shares	Par
Common stock issued for debt extension	—	—	—	—	—	—	—	—	1,000,000	1	90	—	—	91	—	91
Common stock issued for debt conversion and settlement	—	—	—	—	—	—	—	—	1,500,000	1	74	—	—	75	—	75
Common stock issued concurrent with convertible debt	—	—	—	—	—	—	—	—	4,164,907	4	256	—	—	260	—	260
Dividends accrued	—	—	—	—	—	—	—	—	—	—	(4)	—	—	(4)	—	(4)
Warrant issued with debt – debt discount	—	—	—	—	—	—	—	—	—	—	667	—	—	667	—	667
Beneficial conversion feature on convertible debt – debt discount	—	—	—	—	—	—	—	—	—	—	1,275	—	—	1,275	—	1,275
Net income (loss)	—	—	—	—	—	—	—	—	—	—	—	224	—	224	(328)	(104)
BALANCE, January 31, 2023	25,000	—	425,442	—	55,400	—	100	—	152,488,301	$152	$92,306	$(118,153)	$1	$(25,694)	$(2,544)	$(28,238)

See accompanying notes to unaudited consolidated financial statements

DIGERATI TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT
For the Six Months Ended January 31, 2022
(In thousands, except for share amounts, unaudited)

	Equity Digerati’s Shareholders														Noncontrolling Interest	Totals
	Preferred
	Convertible								Common		Additional Paid-in Capital	Accumulated Deficit	Other Comprehensive Income	Stockholders Deficit
	Series A Shares	Par	Series B Shares	Par	Series C Shares	Par	Series F Shares	Par
									Shares	Par
BALANCE, July 31, 2021	225,000	—	425,442	—	55,400	—	100	—	138,538,039	$139	$89,100	$(105,380)	$1	$(16,140)	$(714)	$(16,854)
Amortization of employee stock options	—	—	—	—	—	—	—	—	—	—	24	—	—	24	—	24
Common stock issued concurrent with convertible debt	—	—	—	—	—	—	—	—	600,000	—	38	—	—	38	—	38
Dividends accrued	—	—	—	—	—	—	—	—	—	—	(5)	—	—	(5)	—	(5)
Net loss	—	—	—	—	—	—	—	—	—	—	—	2,424	—	2,424	(158)	2,266
BALANCE, October 31, 2021	225,000	—	425,442	—	55,400	—	100	—	139,138,039	$139	$89,157	$(102,956)	$1	$(13,659)	$(872)	$(14,531)
Amortization of employee stock options	—	—	—	—	—	—	—	—	—	—	23	—	—	23	—	23
Common stock issued concurrent with convertible debt	—	—	—	—	—	—	—	—	600,000	—	—	—	—	—	—	—
Dividends accrued	—	—	—	—	—	—	—	—	—	—	(5)	—	—	(5)	—	(5)
Net loss	—	—	—	—	—	—	—	—	—	—	—	(11,042)	—	(11,042)	(602)	(11,644)
BALANCE, January 31, 2022	225,000	—	425,442	—	55,400	—	100	—	139,738,039	$139	$89,175	$(113,998)	$1	$(24,683)	$(1,474)	$(26,157)

See accompanying notes to unaudited consolidated financial statements

DIGERATI TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, unaudited)

	Six Months Ended January 31,
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(5,249)	$(9,378)
Adjustments to reconcile net loss to cash (used in)/provided by operating activities:
Depreciation and amortization expense	1,919	974
Stock compensation and warrant expense	46	47
Bad debt expense	69	15
Amortization of Right-of-Use Assets	546	92
Amortization of debt discount	850	1,605
(Gain) loss on derivative liabilities	(773)	(1,009)
Loss on extinguishment of debt	—	5,480
(Gain) on settlement of conversion premium on Notes	(466)	—
Accrued interest added to principal	—	40
Debt extension fee charged to interest expense	418	—
Common stock issued for debt extension charged to interest expense	340	—
Changes in operating assets and liabilities:
Accounts receivable	(275)	110
Prepaid expenses and other current assets	(57)	(12)
Inventory	18	27
Other Assets	(175)	—
Right of use operating lease liability	(446)	(92)
Accounts payable	404	484
Accrued expenses	550	631
Deferred income	279	(17)
Net cash used in operating activities	(2,002)	(1,003)

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash paid in acquisition of equipment	(264)	(65)
Proceeds from Nexogy	—	162
Acquisition of VoIP assets, net of cash received	—	(4,100)
Net cash used in investing activities	(264)	(4,003)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings from convertible debt, net of original issuance cost and discounts	3,990	707
Borrowings from debt, net of original issuance cost and discounts	—	6,000
Proceeds from the exercise of warrants	22	—
Borrowings from related party notes, net of original issuance cost and discounts	250	—
Principal payments on debt, net	(250)	—
Principal payments on convertible debt, net	(500)	—
Principal payments on related party notes, net	(499)	(328)
Principal payment on equipment financing	(53)	(18)
Net cash provided by financing activities	2,960	6,361

INCREASE IN CASH AND CASH EQUIVALENTS	694	1,355
CASH AND CASH EQUIVALENTS, beginning of period	1,509	1,489
CASH AND CASH EQUIVALENTS, end of period	$2,203	$2,844

DIGERATI TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(In thousands, unaudited)

	Six Months Ended January 31,
	2023	2022
SUPPLEMENTAL DISCLOSURES:
Cash paid for interest	$1,945	$861

SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Accrued interest rolled into principal	$723	$319
Incentive earnout adjustment on Active PBX acquisition	$—	$121
Debt discount from common stock issued with debt	$355	$38
Debt discount from derivative liabilities	$64	$60
Debt discount from warrant issuances	$667	$—
Beneficial conversion feature on convertible note	$1,275	$—
Common stock issued for debt conversion and settlement	$75	$—
Common Stock issued for the conversion of Preferred Stock Series A	$57	$—
Dividends accrued	$8	$10
Day 1 (one) recognition of Right-of-use Assets	$365	$—

See accompanying notes to unaudited consolidated financial statements

DIGERATI TECHNOLOGIES, INC., AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

NOTE 1 — BASIS OF PRESENTATION

Description of Business

Unless otherwise indicated or the context otherwise requires, references in this subsection to “we,” “us,”, “our”, “the Company”, and other similar terms refer to Digerati and its subsidiaries prior to the Business Combination and to New Digerati and its consolidated subsidiaries after giving effect to the Business Combination.

Digerati Technologies, Inc., a Nevada corporation, through its operating subsidiaries in Texas, Florida and California that includes Shift8 Networks, Inc., dba, T3 Communications, T3 Communications, Inc. (both referred to herein as “T3”), Nexogy Inc., and NextLevel Internet, Inc., provides cloud services specializing in Unified Communications as a Service (“UCaaS”) and broadband connectivity solutions for the business market. Digerati’s product line includes a portfolio of Internet-based telephony products and services delivered through its cloud application platform and session-based communication network and network services including Internet broadband, fiber, mobile broadband, and cloud WAN solutions (SD WAN). Digerati provides enterprise-class, carrier-grade services to the small-to-medium-sized business (“SMB”) at cost-effective monthly rates. Digerati’s UCaaS or cloud communication services include fully hosted IP/PBX, video conferencing, mobile applications, Voice over Internet Protocol (“VoIP”) transport, SIP trunking, and customized VoIP services all delivered Only in the Cloud™. Digerati’s broadband connectivity solutions for the delivery of digital oxygen are designed for reliability, business continuity and to optimize bandwidth for businesses using Digerati’s cloud communication services and other cloud-based applications.

Recently, the Company announced its plan to consolidate the Company’s operating subsidiaries — T3 Communications, Inc., Nexogy, Inc., and NextLevel Internet, Inc. — into a single operating company under the new name of Verve Cloud, Inc. It is expected that the new name and brand will be fully implemented across the Company’s products and services before the end of Digerati’s fiscal year-end on July 31, 2023.

Basis of presentation and consolidation

The accompanying unaudited interim consolidated financial statements of Digerati Technologies, Inc. have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the United States Securities and Exchange Commission. In the opinion of management, these interim financial statements contain all adjustments, consisting of normal recurring adjustments necessary for a fair presentation of financial position and the results of operations for the interim periods presented. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. Notes to the consolidated financial statements, which would substantially duplicate the disclosure contained in the audited consolidated financial statements for the year ended July 31, 2022, contained in the Company’s Form 10-K filed on October 31, 2022, have been omitted.

Reclassification

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations or net assets of the Company.

Earnings (Loss) Per Share

Basic and diluted earnings (loss) per share is computed by dividing loss attributable to common stockholders by the weighted average number of shares of Common Stock outstanding during the period. Basic earnings (loss) per share is computed by dividing the net income (loss) available to common stockholders by the weighted-average number of shares of Common Stock outstanding during the respective period presented in the Company’s accompanying condensed consolidated financial statements. Fully-diluted earnings (loss) per share is computed similarly to basic income (loss) per share except that the denominator is increased to include the number of dilutive Common Stock equivalents using the treasury stock method for options and warrants and the if-converted method for convertible debt.

DIGERATI TECHNOLOGIES, INC., AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

NOTE 1 — BASIS OF PRESENTATION (cont.)

	Three months ended January 31,		Six months ended January 31,
(in thousands, except per share data)	2023	2022	2023	2022
NUMERATOR:
NET INCOME (LOSS)	220	(11,047)	(4,768)	(8,628)
DENOMINATOR:
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING – BASIC	148,702,169	139,203,973	145,880,177	138,963,449
	$0.00	$(0.08)	$(0.03)	$(0.06)
	Three months ended January 31,		Six months ended January 31,
(in thousands, except per share data)	2023	2022	2023	2022
NUMERATOR:
NET INCOME (LOSS)	$220	$(11,047)	$(4,768)	$(8,628)
Less: adjustments to net income	(3,482)	—	—	—
NET INCOME (LOSS) – DILUTED SHARES OUTSTANDING CALCULATION	$(3,262)	$(11,047)	$(4,768)	$(8,628)
DENOMINATOR:
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING – BASIC	148,702,169	139,203,973	145,880,177	138,963,449
Warrants and Options to purchase common stock	114,026,672	—	—	—
Convertible Debt	—	—	—	—
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING – DILUTED	262,728,841	139,203,973	145,880,177	138,963,449
LOSS PER COMMON SHARE – DILUTED	$(0.01)	$(0.08)	$(0.03)	$(0.06)

The Company excluded the following securities from the calculation of basic and diluted net loss per share as the effect would have been antidilutive

	Three months ended January 31,		Six months ended January 31,
	2023	2022	2023	2022
Convertible Preferred Shares	61,078,654	56,645,216	61,078,654	56,645,216
Convertible Debt	77,735,744	26,653,354	77,735,744	26,653,354
Total	138,814,398	83,298,570	138,814,398	83,298,570

Treasury Shares

As a result of entering into various convertible debt instruments which contained a variable conversion feature with no floor, warrants with fixed exercise price, and convertible notes with fixed conversion price or with a conversion price floor, we reserved 80,000,000 treasury shares for consideration for future conversions and exercise of warrants, for convertible notes with fixed conversion price, notes with variable conversion feature with a floor and warrants with a conversion price floor. The Company will evaluate the reserved treasury shares on a quarterly basis, and if necessary, reserve additional treasury shares. As of January 31, 2023, we believe that the treasury shares reserved are sufficient for any future conversions of these instruments. As a result, these debt instruments and warrants are excluded from derivative consideration.

DIGERATI TECHNOLOGIES, INC., AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

NOTE 1 — BASIS OF PRESENTATION (cont.)

Customers and Suppliers

We rely on various suppliers to provide services in connection with our VOIP and UCaaS offerings. Our customers include businesses in various industries including Healthcare, Banking, Financial Services, Legal, Real Estate, and Construction. We are not dependent upon any single supplier or customer.

During the six months ended January 31, 2023, and 2022, the Company did not derive revenues of 10% or more from any single customer.

As of January 31, 2023 and July 31, 2022, the Company did not have outstanding accounts receivable of 10% or more from any single customer.

Sources of revenue:

The Company recognizes cloud-based hosted services revenue, mainly from subscription services for its cloud telephony applications that includes hosted IP/PBX services, SIP trunking, call center applications, auto attendant, voice, and web conferencing, call recording, messaging, voicemail to email conversion, integrated mobility applications that are device and location agnostic, and other customized applications. Other services include enterprise-class data and connectivity solutions through multiple broadband technologies including cloud WAN or SD-WAN (Software-defined Wide Area Network), fiber, and Ethernet over copper. We also offer remote network monitoring, data backup and disaster recovery services. The Company applies a five-step approach in determining the amount and timing of revenue to be recognized: (i) identifying the contract with a customer, (ii) identifying the performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the performance obligations in the contract and (v) recognizing revenue when the performance obligation is satisfied. Substantially all of the Company’s revenue is recognized at the time control of the products transfers to the customer.

Service Revenue

Service revenue from subscriptions to the Company’s cloud-based technology platform is recognized over time on a rateable basis over the contractual subscription term beginning on the date that the platform is made available to the customer. Payments received in advance of subscription services being rendered are recorded as deferred revenue. Usage fees, either bundled or not bundled, are recognized when the Company has a right to invoice. Professional services for configuration, system integration, optimization, customer training and/or education are primarily billed on a fixed-fee basis and are performed by the Company directly. Alternatively, customers may choose to perform these services themselves or engage their own third-party service providers. Professional services revenue is recognized over time, generally as services are activated for the customer.

Product Revenue

The Company recognizes product revenue for telephony equipment at a point in time, when transfer of control has occurred, which is generally upon delivery. Sales returns are recorded as a reduction to revenue estimated based on historical data.

Disaggregation of Cloud-based hosted revenues.

Summary of disaggregated revenue is as follows (in thousands):

	For the Three Months Ended January 31,		For the Six Months Ended January 31,
	2023	2022	2023	2022
Cloud software and service revenue	$7,840	$3,966	$15,917	$7,669
Product revenue	101	53	154	127
Total operating revenues	$7,941	$4,019	$16,071	$7,796

DIGERATI TECHNOLOGIES, INC., AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

NOTE 1 — BASIS OF PRESENTATION (cont.)

Contract Assets

Contract assets are recorded for those parts of the contract consideration not yet invoiced but for which the performance obligations are completed. The revenue is recognized when the customer receives services or equipment for a reduced consideration at the onset of an arrangement; for example, when the initial month’s services or equipment are discounted. Contract assets are included in prepaid and other current assets in the consolidated balance sheets, depending on if their reduction is recognized during the succeeding 12-month period or beyond. Contract assets as of January 31, 2023 and July 31, 2022 was $5,189 and $6,701, respectively.

Deferred Income

Deferred income represents billings or payment received in advance of revenue recognition and is recognized upon transfer of control. Balances consist primarily of annual plan subscription services, for services not yet provided as of the balance sheet date. Deferred revenues that will be recognized during the succeeding 12-month period are recorded as current deferred revenues in the consolidated balance sheets, with the remainder recorded as other noncurrent liabilities in the consolidated balance sheets. Deferred income as of January 31, 2023 and July 31, 2022 was $347,177 and $66,167, respectively.

Customer deposits

The Company in some instances requires customers to make deposits for last month of services, equipment, installation charges and training. As equipment is installed and training takes places the deposits are then applied to revenue. The deposit for the last month of services is applied to any outstanding balances if services are cancelled. If the customer’s account is paid in full, the Company will refund the full deposit in the month following service termination. As of January 31, 2023 and July 31, 2022, Digerati’s customer deposits balance was $859,733 and $864,345, respectively. The customer deposit balance is included as part of deferred income on the consolidated balance sheets.

Costs to Obtain a Customer Contract

Direct incremental costs of obtaining a contract, consisting of sales commissions are deferred and amortized over the estimated life of the customer, which currently averages 36 months. The Company calculates the estimated life of the customer on an annual basis. The Company classifies deferred commissions as prepaid expenses or other noncurrent assets based on the timing of when it expects to recognize the expense. As of January 31, 2023, the Company has $490,858 in deferred commissions/contract costs. Sales commissions expensed for the six months ended January 31, 2023 and 2022 were $1,327,284 and $654,070, respectively. The cost to obtain customer contract balance is included as part of prepaid expenses and other assets on the consolidated balance sheets.

Direct Costs — Cloud software and service

We incur bandwidth and colocation charges in connection with our UCaaS or cloud communication services. The bandwidth charges are incurred as part of the connectivity between our customers to allow them access to our various services. We also incur costs from underlying providers for fiber, internet broadband, and telecommunication circuits in connection with our data and connectivity solutions.

Derivative financial instruments.

Digerati does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. However, Digerati evaluates its convertible instruments and free-standing instruments such as warrants for derivative liability accounting.

DIGERATI TECHNOLOGIES, INC., AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

NOTE 1 — BASIS OF PRESENTATION (cont.)

For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date. Any changes in fair value are recorded as non-operating, non-cash income or expense for each reporting period. For derivative notes payable conversion options and warrants Digerati uses the Black-Scholes option-pricing model to value the derivative instruments.

The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument is probable within the next 12 months from the balance sheet date.

Fair Value of Financial Instruments.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A fair value hierarchy is used which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The fair value hierarchy based on the three levels of inputs that may be used to measure fair value are as follows:

Level 1 —	Quoted prices in active markets for identical assets or liabilities.
Level 2 —

Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 —

Unobservable inputs that are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation.

For certain of our financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, the carrying amounts approximate fair value due to the short maturity of these instruments. The carrying value of our long-term debt approximates its fair value based on the quoted market prices for the same or similar issues or the current rates offered to us for debt of the same remaining maturities.

Our derivative liabilities as of January 31, 2023 and July 31, 2022 were approximately $9,879,046 and $10,587,717, respectively.

The following table provides the fair value of the derivative financial instruments measured at fair value using significant unobservable inputs:

		Fair value measurements at reporting date using.
Description	Fair Value	Quoted prices in active markets for identical liabilities (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Derivative liability at July 31, 2022	$10,587,717	—	—	$10,587,717

Derivative liability at January 31, 2023	$9,879,046	—	—	$9,879,046

DIGERATI TECHNOLOGIES, INC., AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

NOTE 1 — BASIS OF PRESENTATION (cont.)

The fair market value of all derivatives during the year ended July 31, 2022 was determined using the Black-Scholes option pricing model which used the following assumptions:

Expected dividend yield	0.00%
Expected stock price volatility	63.32% – 250.19%
Risk-free interest rate	0.03% – 2.98%
Expected term	0.05 – 9.50 years

The fair market value of all derivatives during the six months ended January 31, 2023 was determined using the Black-Scholes option pricing model which used the following assumptions:

Expected dividend yield	0.00%
Expected stock price volatility	66.27% – 200.44%
Risk-free interest rate	3.52% – 4.70%
Expected term	0.08 – 7.80 years

The following table provides a summary of the changes in fair value of the derivative financial instruments measured at fair value on a recurring basis using significant unobservable inputs:

Balance at July 31, 2022	$10,587,717
Derivative from new convertible promissory notes recorded as debt discount	63,805
Derivative gain	(772,476)
Balance at January 31, 2023	$9,879,046

Noncontrolling interest

The Company follows Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 810, Consolidation, which governs the accounting for and reporting of non-controlling interests (“NCIs”) in partially owned consolidated subsidiaries and the loss of control of subsidiaries. Certain provisions of this standard indicate, among other things, that NCIs be treated as a separate component of equity, not as a liability, that increases and decreases in the parent’s ownership interest that leave control intact be treated as equity transactions rather than as step acquisitions or dilution gains or losses, and that losses of a partially owned consolidated subsidiary be allocated to the NCI even when such allocation might result in a deficit balance. The net income (loss) attributed to the NCI is separately designated in the accompanying consolidated statements of operations.

On May 1, 2018, T3 Communications, Inc. (“T3”), a Nevada Corporation, entered into a Stock Purchase Agreement (“SPA”), whereby in an exchange for $250,000, T3 agreed to sell to the buyers 199,900 shares of common stock equivalent to 19.99% of the issued and outstanding common shares of T3. The $250,000 of the cash received under this transaction was recognized as an adjustment to the carrying amount of the noncontrolling interest and as an increase in additional paid-in capital in T3. At the option of the Company, and for a period of five years following the date of the SPA, the 199,900 shares of common stock in T3 may be converted into Common Stock of Digerati at a ratio of 3.4 shares of DTGI Common stock for everyone (1) share of T3 at any time after the DTGI Common Stock has a current market price of $1.50 or more per share for 20 consecutive trading days.

For the six months ended January 31, 2023 and 2022, the Company accounted for a noncontrolling interest of approximately $489,000 and $760,000, respectively. Additionally, one of the buyers serves as a Board Member of T3 Communications, Inc., a Florida Corporation, one of our operating subsidiaries.

DIGERATI TECHNOLOGIES, INC., AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

NOTE 1 — BASIS OF PRESENTATION (cont.)

Recently issued accounting pronouncements.

Recent accounting pronouncements, other than below, issued by the FASB (including its Emerging Issues Task Force), the AICPA and the SEC did not, or are not, believed by management to have a material effect on the Company’s present or future financial statements. In August 2020, the FASB issued “ASU 2020-06, Debt with Conversion and Other Options (Subtopic 47020) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40)” which simplifies the accounting for convertible instruments. The guidance removes certain accounting models which separate the embedded conversion features from the host contract for convertible instruments. Either a modified retrospective method of transition or a fully retrospective method of transition is permissible for the adoption of this standard. Update No. 2020-06 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The Company is currently evaluating the potential impact of this ASU on its financial statements.

NOTE 2 — GOING CONCERN

Financial Condition

The Company’s consolidated financial statements for the six months ending January 31, 2023, have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. Since the Company’s inception in 1993, the Company has incurred net losses and accumulated a deficit of approximately $118,153,000 and a working capital deficit of approximately $40,765,000 which raise substantial doubt about Digerati’s ability to continue as a going concern.

Management Plans to Continue as a Going Concern

Management believes that available resources as of January 31, 2023 will not be sufficient to fund the Company’s operations and corporate expenses over the next 12 months. The Company’s ability to continue to meet its obligations and to achieve its business objectives is dependent upon, and other things, raising additional capital, issuing stock-based compensation to certain members of the executive management team in lieu of cash, or generating sufficient revenue in excess of costs. At such time as the Company requires additional funding, the Company will seek to secure such best-efforts funding from various possible sources, including equity or debt financing, sales of assets, or collaborative arrangements. If the Company raises additional capital through the issuance of equity securities or securities convertible into equity, stockholders will experience dilution, and such securities may have rights, preferences, or privileges senior to those of the holders of common stock or convertible senior notes. If the Company raises additional funds by issuing debt, the Company may be subject to limitations on its operations, through debt covenants or other restrictions. If the Company obtains additional funds through arrangements with collaborators or strategic partners, the Company may be required to relinquish its rights to certain technologies. There can be no assurance that the Company will be able to raise additional funds or raise them on acceptable terms. If the Company is unable to obtain financing on acceptable terms, it may be unable to execute its business plan, the Company could be required to curtail its operations, and the Company may not be able to pay off its obligations, if and when they come due.

We are currently taking initiatives to reduce our overall cash deficiencies on a monthly basis. During fiscal 2023 certain members of our management team will continue to receive a portion of their compensation in common stock to reduce the depletion of our available cash. To strengthen our business, we intend to adopt best practices from or recent acquisitions and invest in a marketing and sales strategy to grow our monthly recurring revenue; we anticipate utilizing our value-added resellers and channel partners to tap into new sources of revenue streams; and we have also secured numerous agent agreements through our recent acquisitions that we anticipate will accelerate revenue growth. In addition, we will continue to focus on selling a greater number of comprehensive services to our existing customer base. Further, in an effort to increase our revenues, we will continue to evaluate the acquisition of various assets with emphasis in VoIP Services and Cloud Communication Services. As a result, during the due diligence process we anticipate incurring significant legal and professional fees.

DIGERATI TECHNOLOGIES, INC., AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

NOTE 2 — GOING CONCERN (cont.)

We require cash to meet our interest payments to Post Road (as defined below), capital expenditure needs, and operational cash flow needs. The Company anticipates issuing additional equity or entering into additional Convertible Notes to secure the funding required to meet these cash needs. There can be no assurance that the Company will be able to raise additional funds or raise them on acceptable terms. If the Company is unable to obtain financing on acceptable terms, the Company may not be able to meet its interest payments, capital expenditures and operational needs. As a result, the Company will be required to negotiate with its lender the terms of the current financing agreements, in addition to postponing the timing of deployment of its capital expenditures and extending the timing of the operational cash needs.

In November 2020, the Company and T3 and T3’s subsidiaries (T3 and its subsidiaries, collectively, “the T3 Nevada Parties”) entered into a credit agreement (the “Credit Agreement”) with Post Road Administrative LLC and its affiliate Post Road Special Opportunity Fund II LLP (collectively, “Post Road”). The Company is a party to certain sections of the Credit Agreement. Next Level Internet, Inc. became a T3 Nevada Party in February 2022.

The Credit Agreement contains customary representations, warranties, and indemnification provisions. The Credit Agreement also contains affirmative and negative covenants with respect to operation of the business and properties of the loan parties as well as financial performance. Below are key covenants requirements, (measured quarterly) beginning with the quarter ended April 30, 2023:

•        Maximum Allowed — Senior Leverage Ratio of 6.18 to 1.00

•        Minimum Allowed — EBITDA of $ 4,565,009

•        Minimum Allowed — Liquidity of $2,000,000

•        Maximum Allowed — Capital Expenditures of $175,000 (Quarterly)

•        Minimum Allowed — Fixed Charge Coverage Ratio of 1.00 to 1.00

•        Maximum Allowed — Churn of 3.00% at any time

On December 15, 2022, the lender agreed to forbear from exercising its remedies in connection with the financial covenants that were not complied with during the quarter ended October 31,2022, as well as certain other specified defaults, until December 23, 2022 or such later date as agreed to in writing by the lender.

On February 3, 2023, the Company, the T3 Nevada Parties, and Post Road entered into a Consent, Limited Waiver and Fourth Amendment to Credit Agreement and Amendment to Notes (the “Fourth Amendment”). Among other things, the Fourth Amendment revises each of the six financial covenants set forth in Section 11.12 of the Credit Agreement (related to maximum leverage, minimum liquidity, minimum EBITDA, maximum capital expenditures, minimum interest coverage (a provision that replaces the minimum fixed charge coverage ratio provision), and maximum churn). In addition, pursuant to the Fourth Amendment, none of the financial covenants contained in Section 11.12 of the Credit Agreement, as amended by the Fourth Amendment, other than minimum liquidity of $1,000,000, which was tested and met as of January 31, 2023. The Fourth Amendment provides that these revised financial covenants will be null and void if the Merger (as defined in Note 12) does not close by February 28, 2023 (the “Merger Outside Closing Date”), in which case the financial covenants in effect under Section 11.12 of the Credit Agreement immediately prior to the Fourth Amendment shall apply and be deemed effective.

Pursuant to the Fourth Amendment, Post Road agreed to waive each and all of the Specified Defaults (as defined in the Fourth Amendment). Post Road’s waiver of the Specified Defaults are contingent on the Merger closing on or before the Merger Outside Closing Date and no events of default (other than the Specified Defaults) or any condition or event that, with the giving of notice or the lapse of time or both, would constitute an event of default, existing under the Credit Agreement on the Merger closing date.

DIGERATI TECHNOLOGIES, INC., AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

NOTE 2 — GOING CONCERN (cont.)

In addition, the Credit Agreement permits T3 to defer until the respective maturity dates of the Notes the payment of accrued and unpaid interest otherwise due and payable. The Fourth Amendment amends the Credit Agreement and the Notes to revise the interest rate payable by T3 including pursuant to the deferral of the interest payments.

On March 13, 2023, the Company, the T3 Nevada Parties, and Post Road entered into the Fifth Amendment to its Credit Agreement, with an effective date of February 28, 2023, which specifically revises the Merger Outside Closing Date, replacing the “February 28, 2023” date with “April 28, 2023,” without amending, supplementing or otherwise modifying any other terms, or any of the conditions, set forth in the Credit Agreement.

While Digerati, the parent company of T3, is not subject to these financial covenants, they have had and will continue to have a material impact on T3 expenditures and ability to raise funds.

In addition, our Term Loan C Note with Post Road with a maturity date of August 4, 2023, requires a full principal payment (currently $10,000,000) and accrued interest by the maturity date. We will work with our equity partners to secure additional financings to meet this obligation by the maturity date. In addition, we will work with our lender on the current terms to the Term Loan C Note, to extend the maturity date or restructure the terms of the note. There can be no assurance that the Company will be able to raise additional funds or raise them on acceptable terms to meet the cash payment requirements on the Term Loan C Note. In addition, there can be no assurance that we will be able to restructure the terms or extend the maturity date of the Term Loan C Note with Post Road. If the Company is not able to restructure the financing or repay the Term Loan C Note by the August 4th maturity date and Post Road declares an event of default, it would have a material adverse effect on our business and financial condition, including the possibility of Post Road foreclosing on some or all of our assets.

T3’s obligations under the Credit Agreement are secured by a first-priority security interest in all of the assets of T3 and guaranteed by the other subsidiaries of the Company pursuant to the Guaranty and Collateral Agreement, dated November 17, 2020, subsequently amended on December 31, 2021, February 4, 2022, December 15, 2022, and February 3, 2023 by and among T3, the Company’s other subsidiaries, and Post Road Administrative LLC (the “Guaranty and Collateral Agreement”). In addition, T3’s obligations under the Credit Agreement are, pursuant to a Pledge Agreement (the “Pledge Agreement”), secured by a pledge of a first priority security interest in T3’s 100% equity ownership of each of T3’s operating companies.

We have been successful in raising debt and equity capital in the past and as described in Notes 6, 7, 8, and 12. Although we have successfully completed financings and reduced expenses in the past, we cannot assure you that our plans to address these matters in the future will be successful.

The current Credit Agreement with Post Road will allow the Company to continue acquiring UCaaS service providers that meet the Company’s acquisition criteria. Management anticipates that future acquisitions will provide additional operating revenues to the Company as it continues to execute on its consolidation strategy. There can be no guarantee that the planned acquisitions will close or that they will produce the anticipated revenues on the schedule anticipated by management.

The Company will continue to work with various funding sources to secure additional debt and equity financings. However, Digerati cannot offer any assurance that it will be successful in executing the aforementioned plans to continue as a going concern.

As described elsewhere herein, we are not generating sufficient cash from operations to pay for our corporate and ongoing operating expenses, or to pay our current liabilities. As of January 31, 2023, our total liabilities were approximately $69,201,000, which included $9,879,000 in derivative liabilities. We will continue to use our available cash on hand to cover our deficiencies in operating expenses.

The Company’s consolidated financial statements as of January 31, 2023 do not include any adjustments that might result from the inability to implement or execute the Company’s plans to improve our ability to continue as a going concern.

DIGERATI TECHNOLOGIES, INC., AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

NOTE 3 — INTANGIBLE ASSETS

Below are summarized changes in intangible assets at January 31, 2023 and July 31, 2022:

January 31, 2023	Gross Carrying Value	Accumulated Amortization	Net Carrying Amount
NetSapiens – license, 10 years	$150,000	$(150,000)	$—
Customer relationships, 5 years	40,000	(40,000)	—
Customer relationships, 7 years	10,947,262	(3,311,947)	7,635,315
Trademarks, 7 & 10 years	7,148,000	(1,456,725)	5,691,275
Non-compete, 2 & 3 years	931,000	(619,583)	311,417
Marketing & Non-compete, 5 years	800,263	(759,985)	40,278
Total Definite-lived Intangible Assets	20,016,525	(6,338,240)	13,678,285
Goodwill	19,380,080	—	19,380,080
Balance, January 31, 2023	$39,396,605	$(6,338,240)	$33,058,365
July 31, 2022	Gross Carrying Value	Accumulated Amortization	Net Carrying Amount
NetSapiens – license, 10 years	$150,000	$(150,000)	$—
Customer relationships, 5 years	40,000	(36,684)	3,316
Customer relationships, 7 years	10,947,262	(2,573,052)	8,374,210
Trademarks, 7 & 10 years	7,148,000	(993,806)	6,154,194
Non-compete, 2 & 3 years	931,000	(394,583)	536,417
Marketing & Non-compete, 5 years	800,263	(679,980)	120,283
Total Definite-lived Intangible Assets	20,016,525	(4,828,105)	15,188,420
Goodwill	19,380,080	—	19,380,080
Balance, July 31, 2022	$39,396,605	$(4,828,105)	$34,568,500

Total amortization expense for the six months ended January 31, 2023 and 2022 was $1,510,134 and $867,480, respectively.

NOTE 4 — STOCK-BASED COMPENSATION

In November 2015, the Company adopted the Digerati Technologies, Inc. 2015 Equity Compensation Plan (the “Plan”). The Plan authorizes the grant of up to 7.5 million stock options, restricted common shares, non-restricted common shares and other awards to employees, directors, and certain other persons. The Plan is intended to permit the Company to retain and attract qualified individuals who will contribute to the overall success of the Company. The Company’s Board of Directors determines the terms of any grants under the Plan. Exercise prices of all stock options and other awards vary based on the market price of the shares of common stock as of the date of grant. The stock options, restricted common stock, non-restricted common stock, and other awards vest based on the terms of the individual grant.

During the six months ended January 31, 2023 and 2022, the Company did not issue any new stock options.

The Company recognized approximately $45,793 and $46,788, respectively, in stock-based compensation expense for stock options to employees for the six months ended January 31, 2023 and 2022. Unamortized compensation stock option cost totaled $52,179 and $149,047, respectively, as of January 31, 2023 and 2022.

DIGERATI TECHNOLOGIES, INC., AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

NOTE 4 — STOCK-BASED COMPENSATION (cont.)

A summary of the stock options outstanding as of January 31, 2023 and July 31, 2022, and the changes during the six months ended January 31, 2023 are presented below:

	Options	Weighted average exercise price	Weighted average remaining contractual term (years)
Outstanding at July 31, 2022	9,130,000	$0.17	2.39
Granted	—	—	—
Exercised	—	—	—
Forfeited and cancelled	(1,355,000)	0.35	—
Outstanding on January 31, 2023	7,775,000	$0.12	2.24
Exercisable on January 31, 2023	6,756,246	$0.13	2.15

The aggregate intrinsic value (the difference between the Company’s closing stock price on the last trading day of the period and the exercise price, multiplied by the number of in-the-money options) of the 7,775,000 and 9,130,000 stock options outstanding as of January 31, 2023 and July 31, 2022, was $172,326 and $191,722, respectively.

The aggregate intrinsic value of 6,764,444 and 7,551,179 stock options exercisable on January 31, 2023 and July 31, 2022 was $125,970 and $110,380, respectively.

NOTE 5 — WARRANTS

During the six months ended January 31, 2023, the Company issued 13,534,535 warrants under promissory notes in which the warrants vested at the time of issuance. The warrants have an expiration term of five (5) years with an exercise price of $0.1195. Under the Black-Scholes valuation method, the relative fair market value of the warrants at time of issuance was approximately $666,971 and was recognized as a discount on the promissory notes. The company will amortize the debt discount as interest expense over 12 months.

The Company did not issue any warrants during the six months ended January 31, 2022.

A summary of the warrants outstanding as of January 31, 2023 and July 31, 2022, and the changes during the six months January 31, 2023, are presented below:

	Warrants	Weighted average exercise price	Weighted average remaining contractual term (years)
Outstanding at July 31, 2022	108,841,179	$0.01	8.21
Granted	13,534,535	0.12	4.86
Exercised	(170,298)	$0.13	—
Forfeited and cancelled	(749,702)	$0.32	—
Outstanding on January 31, 2023	121,455,714	$0.02	7.44
Exercisable on January 31, 2023	94,530,240	$0.03	7.36

DIGERATI TECHNOLOGIES, INC., AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

NOTE 5 — WARRANTS (cont.)

The aggregate intrinsic value (the difference between the Company’s closing stock price on the last trading day of the period and the exercise price, multiplied by the number of in-the-money warrants) of the 121,455,714 and 108,841,179 warrants outstanding as of January 31, 2023 and July 31, 2022, was $8,422,232 and $9,002,606, respectively.

The aggregate intrinsic value of 94,530,240 and 81,615,885 warrants exercisable on January 31, 2023 and July 31, 2022 was $6,316,674 and $6,757,037, respectively.

NOTE 6 — NOTES PAYABLE NON-CONVERTIBLE

On October 22, 2018, the Company issued a secured promissory note for $50,000, bearing interest at a rate of 8% per annum, with maturity date of December 31, 2018. The maturity date was extended multiple times and on February 16, 2023 the lender agreed to extend the maturity until June 30, 2023. The promissory note is secured by a Pledge and Escrow Agreement, whereby the Company agreed to pledge rights to a collateral due under certain Agreement. The outstanding balance as of January 31, 2023 and July 31, 2022 was $50,000.

Credit Agreement and Notes

Pursuant to the Credit Agreement (as defined in Note 2), Post Road will provide T3 with a secured loan of up to $20,000,000 (the “Loan”), with initial loans of $10,500,000 pursuant to the issuance of a Term Loan A Note and $3,500,000 pursuant to the issuance of a Term Loan B Note, each funded on November 17, 2020, and an additional $6,000,000 in loans, in increments of $1,000,000 as requested by T3 before the 18 month anniversary of the initial funding date to be lent pursuant to the issuance of a Delayed Draw Term Note. After payment of transaction-related expenses and closing fees of $964,000, net proceeds to the Company from the Note totaled $13,036,000. The Company recorded these discounts and cost of $964,000 as a discount to the Notes and will be amortized as interest expense over the term of the notes.

During the six months ended January 31, 2023, the total debt discount for the Term Loan A Note and the Term Loan B Note was fully amortized. The total debt discount outstanding on the notes as of January 31, 2023 and July 31, 2022 was $0.

Term Loan A Note with a maturity date of November 17, 2024, and an interest rate of LIBOR (with a minimum rate of 1.5%) plus twelve percent (12%). Term Loan A is non-amortized (interest only payments) through the maturity date and contains an option for the Company to pay interest in kind (PIK) for up to five percent (5%) of the interest rate in year one, four percent (4%) in year two and three percent (3%) in year three.

Term Loan B had a maturity date of December 31, 2021, and an interest rate of LIBOR (with a minimum rate of 1.5%) plus twelve percent (12%). Term Loan B is non-amortized (interest only payments) through the maturity date and contains an option for the Company to pay interest in kind (PIK) for up to five percent (5%) of the interest rate in year one, four percent (4%) in year two and three percent (3%) in year three. The Term Loan B was recapitalized under the revised A&R Term Loan A Note as indicated below.

On December 20, 2021, T3 and Post Road entered into an amendment to the Credit Agreement (the “First Amendment”) in connection with which T3 issued an Amended and Restated Term Loan A Note (the “A&R Term Loan A Note”) in replacement of the Term Loan A Note. Under the First Amendment, the Term Loan B Note principal of $3,500,000, accrued interest of $187,442, and amendment fee of $1,418,744 were recapitalized under the revised A&R Term Loan A Note.

DIGERATI TECHNOLOGIES, INC., AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

NOTE 6 — NOTES PAYABLE NON-CONVERTIBLE (cont.)

Pursuant to the First Amendment, the additional proceeds of $6,000,000 were used to fund the acquisition of the assets of Skynet Telecom LLC (“Skynet”) and for general corporate and working capital purposes as well as professional fees and other fees and expenses with respect to the transactions contemplated by the First Amendment. The Company evaluated the amendment and the recapitalization of the notes and accounted for these changes as an extinguishment of debt and recognized a loss on extinguishment of debt of $5,479,865, the loss is composed of the full amortization debt discount of $4,061,121, and the amendment fees of $1,418,744.

The A&R Term Loan A Note has a maturity date of November 17, 2024, and an interest rate of LIBOR (with a minimum rate of 1.5%) plus twelve percent (12%). The principal balance and accrued PIK interest outstanding on the A&R Term Loan was $23,206,436 and $22,168,515 as of January 31, 2023 and July 31, 2022, respectively, and had accrued PIK interest outstanding of $1,037,921 and $530,672, respectively.

On February 4, 2022, T3 and Post Road entered into a Joinder and Second Amendment to Credit Agreement (the “Joinder and Second Amendment”) in connection with which T3 issued a Term Loan C Note. Pursuant to the Joinder and Second Amendment, Post Road provided T3 with a secured loan of $10,000,000. The proceeds of $10,000,000 were used to fund the acquisition of Next Level Internet, Inc. (“Next Level” or “NLI”) and for general corporate and working capital purposes as well as professional fees and other fees and expenses with respect to the transactions contemplated by the Joinder and Second Amendment. At issuance the Company recognized $250,000 in OID and $220,000 in debt issuance. The total unamortized debt discount was $156,668 and $313,334 as of January 31, 2023 and July 31, 2022, respectively. The principal balance on the Term Loan C Note was $10,000,000 as of January 31, 2023 and July 31, 2022 and had accrued PIK interest outstanding of $414,903 and $199,413, respectively.

The Term Loan C Note has a maturity date of August 4, 2023, and an interest rate of LIBOR (with a minimum rate of 1.5%) plus twelve percent (12%).

For further details regarding the Credit Agreement, as amended through February 3, 2023, please see the section of Note 2 titled “Management Plans to Continue as a Going Concern.”

Promissory Notes — Next Level Internet Acquisition

On February 4, 2022, as per the acquisition of Next Level, the Company entered into two unsecured promissory notes (the “Unsecured Adjustable Promissory Notes”) for $1,800,000 and $200,000, respectively. The notes are payable in eight equal quarterly installments in the aggregate amount of $250,000 each commencing on June 4, 2022, through and including March 7, 2024, with a base annual interest rate of 0% and a default annual interest rate of 18%. The amount owed is subject to change based on certain revenue milestones required to be achieved by Next Level. At issuance, the Company fair valued the notes and recognized a debt discount of $241,000 which is amortized over the term of the notes. The Company amortized $60,250 to interest expense during the six months ended January 31, 2023. Total unamortized debt discount on the notes as of January 31, 2023 and July 31, 2022 was $120,500 and $180,750, respectively. The total principal balance outstanding as of January 31, 2023 and July 31, 2022 on the Unsecured Adjustable Promissory Notes was $1,526,125 and $1,750,000, respectively.

On January 3, 2023, the Company amended its forbearance agreement with the Noteholders and agreed to pay the deferred payment, together with interest at the rate of 18% per annum (based upon the number of days elapsed between the date the deferred payment is scheduled for payment under the Notes and the date the deferred payment is actually paid and a year of 360 days) and extension fees of $7,500 on or before February 28, 2023 (the period from the effective date through February 28, 2023). This deferral of payment resulted in an additional principal added to the balance of $26,125, which consisted of the extension fee of $7,500 and interest expense of $18,625.

DIGERATI TECHNOLOGIES, INC., AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

NOTE 7 — RELATED PARTY TRANSACTIONS

On December 29, 2022, the Company entered into a $100,000 promissory note, with the Company’s president, Derek Gietzen, with a maturity date of January 12, 2023, and annual interest rate of 12%. On January 17, 2023, the Company paid the total principal outstanding of $100,000, plus accrued interest.

On October 4, 2022, the Company entered into a $150,000 promissory note, with the Company’s president, Derek Gietzen, with a maturity date of October 15, 2022, and annual interest rate of 11%. On October 17, 2022, the Company paid the total principal outstanding of $150,000, plus accrued interest.

During the six months ended January 31, 2023 and 2022, the Company provided VoIP Hosted and fiber services to a Company owned by one of the Board members of T3 for $79,155 and $94,815, respectively.

On November 17, 2020, as a result of the of the acquisition of the assets of ActiveServe, Inc. (“ActiveServe”), the two sellers became related parties as they continued to be involved as consultants to manage the customer relationship, the Company paid on an annual basis $90,000 to each of the consultants. These agreements expired, and the parties agreed not to extend. As of January 31, 2023, there’s no balance outstanding under the consulting agreements. In addition, part of the Purchase Price is payable in 8 equal quarterly payments to the sellers. During the six months ended January 31, 2023, the Company paid $148,897 of the principal balance outstanding. The total principal outstanding on the notes as of January 31, 2023 and July 31, 2022 was $123,603 and $272,500, respectively.

On December 31, 2021, as a result of the of the acquisition of Skynet’s assets, the two sellers became related parties as they continued to be involved as consultants for 12 months to manage the customer relationship. The Company will pay $100,000 to each of the consultants on an annual basis. As of January 31, 2023, there were no outstanding balances owed to the consultants. Part of the Purchase Price of $600,000 (the “Earn-out Amount”) was retained by the Company and will be paid to Seller in six equal quarterly payments. An additional $100,000 (the “Holdback Amount”) was retained by the Company and will be paid to Seller in accordance with the Skynet asset purchase agreement. During the six months ended January 31, 2023, the Company paid $100,000 of the principal balance outstanding. The Company amortized $19,842 and $0 of debt discount as interest expense during the six months ended January 31, 2023 and January 31, 2022, respectively. The total debt discount outstanding as of January 31, 2023 and July 31, 2022, was $19,843 and $39,686, respectively. The total balance outstanding on the Earn-out Amounts as of January 31, 2023 and July 31, 2022, was $500,000 and $600,000, respectively.

Acquisition Payable — Skynet

As part of the acquisition of Skynet’s assets, the Company will pay to the seller a $1,000,000 (the “Share Payment”) by issuance of restricted shares of the Company’s common stock to the owners. On September 1, 2022, the Company and sellers amended the Asset Purchase Agreement. In accordance with the amended agreement, the Share Payment will be made via the issuance of shares on the earlier of (i) the effective date of that certain Registration Statement on Form S-1 filed by the Company with the Securities and Exchange Commission on August 11, 2021 (in which case the stock will be valued at the price set forth in the prospectus that is a part of such Registration Statement, without underwriter discounts) and (ii) April 30, 2023 (in which case the stock will be valued at the average of the last transaction price on the OTCQB for each of the 10 trading days immediately preceding such issuance date). On December 5, 2022 and March 9, 2023, the Asset Purchase Agreement was amended. The payments due will be extended until the closing of the merger with Minority Equality Opportunities Acquisition (“MEOA”) which is expected to close by April 28, 2023. The total principal balance outstanding on the acquisitions payable as of January 31, 2023 and July 31, 2022, was $1,000,000.

DIGERATI TECHNOLOGIES, INC., AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

NOTE 8 — CONVERTIBLE NOTES PAYABLE

At January 31, 2023 and July 31, 2022, convertible notes payable consisted of the following:

CONVERTIBLE NOTES PAYABLE NON-DERIVATIVE	January 31, 2023	July 31, 2022

On October 13, 2020, the Company entered into a variable convertible promissory note with an aggregate principal amount of $330,000, an annual interest rate of 8%, and an original maturity date of October 13, 2021. The maturity date was later extended until December 15, 2021, and subsequently the maturity date was extended until July 31, 2022. On September 28, 2022, the lender agreed to extend the maturity date until February 28, 2023. After payment of transaction-related expenses and closing fees of $32,000, net proceeds to the Company from the Note totaled $298,000. The Company recorded $32,000 as a discount to the Note and amortized over the term of the note. In connection with the execution of the note, the Company issued 1,000,000 shares of our Common Stock to the note holder, at the time of issuance, the Company recognized the relative fair market value of the shares of $45,003 as debt discount, and it will be amortized to interest expense during the term of the promissory note. Additionally, the Company recognized $134,423 as debt discount for the intrinsic value of the conversion feature, and it will be amortized to interest expense during the term of the promissory note. The Company analyzed the Note for derivative accounting consideration and determined that since the note has a fix conversion price at issuance, it does not require to be accounted as a derivative instrument. The Company will evaluate every reporting period and identify if any default provisions and other requirements triggered a variable conversion price and if the note needs to be classified as a derivative instrument. The total unamortized discount on the Note as of January 31, 2023 and July 31, 2022 was $0. The total principal balance outstanding as of January 31, 2023 and July 31, 2022, was $165,000. The Company is currently working on amending its Convertible Promissory Note with the Noteholder to extend the maturity date. However, as of the date of this filing, the Company cannot assure that the extension of the maturity date will be granted. (See below variable conversion terms No. 1)

	$165,000	$165,000

On January 27, 2021, the Company entered into a variable convertible promissory note with an aggregate principal amount of $250,000, an annual interest rate of 8%, and a maturity date of January 27, 2022. In connection with the execution of the note, the Company issued 500,000 shares of our Common Stock to the note holder, and at the time of issuance, the Company recognized the relative fair market value of the shares of $24,368 as debt discount, which will be amortized to interest expense during the term of the promissory note. Additionally, the Company recognized $44,368 as debt discount for the intrinsic value of the conversion feature, and it will be amortized to interest expense during the term of the promissory note. The Holder may elect to convert up to 100% of the principal amount outstanding and any accrued interest on the Note into Common Stock at any time after 180 days of funding the Note. The Conversion Price shall be the greater of $0.05 or 75% of the lowest daily volume weighted average price (“VWAP”) for the ten (10) trading day period immediately preceding the conversion date. The Holder shall, in its sole discretion, be able to convert any amounts due hereunder at a twenty-five percent (25%) discount to the per share price of the Qualified Uplisting Financing. The Company analyzed the Note for derivative accounting consideration and determined that since the note has a conversion price floor, it does not require to be accounted as a derivative instrument. The Company will evaluate every reporting period and identify if any default provisions and other requirements triggered a variable conversion price and if the note needs to be classified as a derivative instrument. On January 27, 2022, the lender agreed to extend the maturity date until July 31, 2022. In connection with the extension of the maturity date on the note, the Company agreed to increase the principal balance by $25,000. The Company evaluated the amendment and accounted for these changes as an extinguishment of debt. As of amendment date, the total unamortized discount on the Note was $0. The Company recognized a loss on extinguishment of debt of $25,000 and charged to interest expense at the time of the extension. On August 1, 2022, the lender agreed to extend the maturity date until January 31, 2023. As consideration for the extension on the note, the Company agreed to add $50,000 to the principal amount outstanding and charged the total to interest expense, in addition, the Company issued 300,000 shares of Common Stock with a market value of $28,740 and charged the total to interest expense. The Company evaluated the amendment and accounted for these changes as an extinguishment of debt. As of the amendment date, the total unamortized discount on the Note was $0. The total unamortized discount on the Note as of January 31, 2023 and July 31, 2022 was $0 and $0, respectively. The total principal balance outstanding as of January 31, 2023 and July 31, 2022 was $325,000 and $275,000, respectively.

	325,000	275,000

DIGERATI TECHNOLOGIES, INC., AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

NOTE 8 — CONVERTIBLE NOTES PAYABLE (cont.)

CONVERTIBLE NOTES PAYABLE NON-DERIVATIVE	January 31, 2023	July 31, 2022

On April 14, 2021, the Company entered into a variable convertible promissory note with an aggregate principal amount of $250,000, an annual interest rate of 8%, and a maturity date of April 14, 2022. In connection with the execution of the note, the Company issued 500,000 shares of our Common Stock to the note holder, at the time of issuance, the Company recognized the relative fair market value of the shares of $63,433 as debt discount, and it will be amortized to interest expense during the term of the promissory note. Additionally, the Company recognized $96,766 as debt discount for the intrinsic value of the conversion feature, and it will be amortized to interest expense during the term of the promissory note. The Holder may elect to convert up to 100% of the principal amount outstanding and any accrued interest on the Note into Common Stock at any time after 180 days of funding the Note. The Conversion Price shall be the greater of $0.15 or 75% of the lowest daily volume weighted average price (“VWAP”) for the ten (10) trading day period immediately preceding the conversion date. The Company analyzed the Note for derivative accounting consideration and determined that since the note has a conversion price floor, it does not require to be accounted as a derivative instrument. The Company will evaluate every reporting period and identify if any default provisions and other requirements triggered a variable conversion price and if the note needs to be classified as a derivative instrument. On April 14, 2022, the lender agreed to extend the maturity date until October 14, 2022. In connection with the extension of the maturity date on the note, the Company agreed to increase the principal balance by $25,000. The Company evaluated the amendment and accounted for these changes as an extinguishment of debt. As of amendment date, the total unamortized discount on the Note was $0. The Company recognized a loss on extinguishment of debt of $25,000 and charged to interest expense at the time of the extension. On September 16, 2022, the lender agreed to extend the maturity date until April 14, 2023. As consideration for the extension on the note, the Company agreed to add $50,000 to the principal amount outstanding and charged the total to interest expense. In addition, the Company issued 300,000 shares of Common Stock with a market value of $35,400 and charged the total to interest expense. The Company evaluated the amendment and accounted for these changes as an extinguishment of debt. As of the amendment date, the total unamortized discount on the Note was $0. The total unamortized discount on the Note as of January 31, 202, and July 31, 2022 was $0. The total principal balance outstanding as of January 31, 2023 and July 31, 2022 was $325,000 and $275,000, respectively.

	325,000	275,000

On August 31, 2021, the Company entered into a variable convertible promissory note with an aggregate principal amount of $75,000, an annual interest rate of 8% (and a default interest rate of 20%), and a maturity date of August 31, 2022. In connection with the execution of the note, the Company issued 150,000 shares of our Common Stock to the note holder, and at the time of issuance, the Company recognized the relative fair market value of the shares of $13,635 as debt discount, which will be amortized to interest expense during the term of the promissory note. The Holder may elect to convert up to 100% of the principal amount outstanding and any accrued interest on the Note into Common Stock at any time after 180 days of funding the Note. The Conversion Price shall be the greater of $0.15 or 75% of the lowest daily volume weighted average price (“VWAP”) for the ten (10) trading day period immediately preceding the conversion date. The holder may elect to convert up to 100% of the principal plus accrued interest into the Common Stock into a qualified uplist financing at a 25% discount. The Company analyzed the Note for derivative accounting consideration and determined that since the note has a conversion price floor, it does not require to be accounted as a derivative instrument. The Company will evaluate every reporting period and identify if any default provisions and other requirements triggered a variable conversion price and if the note needs to be classified as a derivative instrument. On September 14, 2022, the lender agreed to extend the maturity date until February 28, 2023. As consideration for the extension on the note, the Company agreed to add $15,000 to the principal amount outstanding and charged the total to interest expense. In addition, the Company issued 90,000 shares of Common Stock with a market value of $10,845 and charged the total to interest expense. The Company evaluated the amendment and accounted for these changes as an extinguishment of debt. As of the amendment date, the total unamortized discount on the Note was $0. The Company will evaluate every reporting period and identify if any default provisions and other requirements triggered a variable conversion price and if the note needs to be classified as a derivative instrument. The Company amortized $1,136 as interest expense during the six months ended January 31, 2023 The total unamortized discount on the Note as of January 31, 2023 and July 31, 2022 was $0 and $1,136, respectively. The total principal balance outstanding as of January 31, 2023 and July 31, 2022 was $90,000 and $75,000, respectively.

	90,000	75,000

DIGERATI TECHNOLOGIES, INC., AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

NOTE 8 — CONVERTIBLE NOTES PAYABLE (cont.)

CONVERTIBLE NOTES PAYABLE NON-DERIVATIVE	January 31, 2023	July 31, 2022

On September 29, 2021, the Company entered into a variable convertible promissory note with an aggregate principal amount of $75,000, an annual interest rate of 8%, a default interest rate of 20%, and a maturity date of September 29, 2022. In connection with the execution of the note, the Company issued 150,000 shares of our Common Stock to the note holder, at the time of issuance, the Company recognized the relative fair market value of the shares of $10,788 as debt discount, and it will be amortized to interest expense during the term of the promissory note. The Holder may elect to convert up to 100% of the principal amount outstanding and any accrued interest on the Note into Common Stock at any time after 180 days of funding the Note. The Conversion Price shall be the greater of $0.15 or 75% of the lowest daily volume weighted average price (“VWAP”) for the ten (10) trading day period immediately preceding the conversion date. The holder may elect to convert up to 100% of the principal plus accrued interest into the Common Stock into a qualified uplist financing at a 25% discount. The Company analyzed the Note for derivative accounting consideration and determined that since the note has a conversion price floor, it does not require to be accounted as a derivative instrument. The Company will evaluate every reporting period and identify if any default provisions and other requirements triggered a variable conversion price and if the note needs to be classified as a derivative instrument. On September 16, 2022, the lender agreed to extend the maturity date until March 29, 2023. As consideration for the extension on the note, the Company agreed to add $15,000 to the principal amount outstanding and charged the total to interest expense, in addition, the Company issued 90,000 shares of Common Stock with a market value of $10,620 and charged the total to interest expense. The Company evaluated the amendment and accounted for these changes as an extinguishment of debt. As of the amendment date, the total unamortized discount on the Note was $0. The Company amortized $1,798 as interest expense during the six months ended January 31, 2023. The total unamortized discount on the Note as of January 31, 2023 and July 31, 2022 was $0 and $1,798, respectively The total principal balance outstanding as of January 31, 2023 and July 31, 2022 was $90,000 and $75,000, respectively.

	90,000	75,000

On October 22, 2021, the Company entered into a variable convertible promissory note with an aggregate principal amount of $150,000, an annual interest rate of 8% (and a default interest rate of 20%), and a maturity date of October 22, 2022. In connection with the execution of the note, the Company issued 300,000 shares of our Common Stock to the note holder, and at the time of issuance, the Company recognized the relative fair market value of the shares of $13,965 as debt discount, which will be amortized to interest expense during the term of the promissory note. The Holder may elect to convert up to 100% of the principal amount outstanding and any accrued interest on the Note into Common Stock at any time after 180 days of funding the Note. The Conversion Price shall be the greater of $0.15 or 75% of the lowest daily volume weighted average price (“VWAP”) for the ten (10) trading day period immediately preceding the conversion date. The holder may elect to convert up to 100% of the principal plus accrued interest into the Common Stock into a qualified uplist financing at a 25% discount. The Company analyzed the Note for derivative accounting consideration and determined that since the note has a conversion price floor, it does not require to be accounted as a derivative instrument. The Company will evaluate every reporting period and identify if any default provisions and other requirements triggered a variable conversion price and if the note needs to be classified as a derivative instrument. On September 16, 2022, the lender agreed to extend the maturity date until April 29, 2023. As consideration for the extension on the note, the Company agreed to add $30,000 to the principal amount outstanding and charged the total to interest expense. In addition, the Company issued 180,000 shares of Common Stock with a market value of $21,240 and charged the total to interest expense. The Company evaluated the amendment and accounted for these changes as an extinguishment of debt. As of the amendment date, the total unamortized discount on the Note was $0. The Company amortized $3,491 as interest expense during the six months ended January 31, 2023. The total unamortized discount on the Note as of January 31, 2023 and July 31, 2022 was $0 and $3,491, respectively. The total principal balance outstanding as of January 31, 2023 and July 31, 2022 was $180,000 and $150,000, respectively.

	180,000	150,000

DIGERATI TECHNOLOGIES, INC., AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

NOTE 8 — CONVERTIBLE NOTES PAYABLE (cont.)

CONVERTIBLE NOTES PAYABLE NON-DERIVATIVE	January 31, 2023	July 31, 2022

On February 4, 2022, as part the acquisition of NLI, the Company entered into two unsecured convertible promissory notes (the “Unsecured Convertible Promissory Notes”) for $1,800,000 and $200,000, respectively. The notes are payable in eight equal quarterly installments in the aggregate amount of $250,000 with the first payment commencing on April 30, 2022 , through and including January 31, 2024. The Notes have a base annual interest rate of 0% and a default annual interest rate of 18%. The Sellers have a one-time right to convert all or a portion of the Convertible Notes commencing on the six-month anniversary of the notes being issued and ending 30 days after such six-month anniversary. The conversion price means an amount equal to the volume weighted average price per share of Stock on the Nasdaq Stock Market for the ten (10) consecutive trading days on which the conversion notice is received by the Company. However, if the stock is not then listed for trading on the Nasdaq Stock Market, the Conversion Price shall be the volume weighted average transaction price per share reported by the OTC Reporting Facility for the ten (10) consecutive trading days immediately preceding the date on which such Conversion Notice is received by the Company. The Company analyzed the Notes for derivative accounting consideration and determined that since the notes are convertible on the six-month anniversary from issuance and ending 30 days after such six-month anniversary, it does not require to be accounted as a derivative instrument. At inception of the notes, the Company recognized the fair market value of the conversion on the notes of $2,382,736, and recognized $117,264 in debt discount, which was amortized over the conversion period. As of the six months ended January 31, 2023, the conversion option on the notes ended, and the Company recognized $466,086 as other income for the settlement of the conversion option. During the six months ended January 31, 2023, the Company made two principal payments totaling of $500,000. The total principal balance outstanding on the Unsecured Convertible Promissory Notes as of January 31, 2023 and July 31, 2022 was $1,250,000 and $2,250,000, respectively. The total unamortized debt discount on the notes as of January 31, 2023 and July 31, 2022 was $0 and $33,914, respectively.

	1,250,000	2,250,000

On January 21, 2022, the Company entered into a variable convertible promissory note with an aggregate principal amount of $230,000, an annual interest rate of 8%, and a maturity date of October 21, 2022. After payment of transaction-related expenses and closing fees of $26,300, net proceeds to the Company from the Note totaled $203,700. Additionally, the Company recorded $26,300 as a discount to the Note and amortized over the term of the Note. In connection with the execution of the Note, the Company issued 300,000 shares of our Common Stock to the note holder and recorded $30,446 as debt discount and amortized over the term of the Note. Until the earlier of 6 months or the Company listing on Nasdaq or NYSE American, the Holder shall be entitled to convert any portion of the outstanding and unpaid Conversion Amount into fully paid and nonassessable shares of Common Stock. The Note Conversion Price shall equal the greater of $0.15 (fifteen) or 25% discount to up-listing price or offering/underwriting price concurrent with the Company listing on Nasdaq or NYSE American, subject to adjustment as provided in the Note. Upon the occurrence of an Event of Default, the outstanding balance shall immediately increase to 125% of the Outstanding Balance immediately prior to the occurrence of the Event of Default and a daily penalty of $500 will accrue until the default is remedied. The Company analyzed the Note for derivative accounting consideration and determined that since the note has a conversion price floor, it does not require to be accounted as a derivative instrument. On October 21, 2022, the holder agreed to extend the maturity date until January 31, 2023. In connection with the extension of the maturity date on the Note, the Company agreed to increase the principal balance by $30,000 and issued 300,000 shares of Common Stock with a fair market value of $36,330. The Company evaluated the amendment and accounted for these changes as an extinguishment of debt. As of amendment date, the total unamortized discount on the Note was $0. The Company recognized a loss on extinguishment of debt for both the $30,000 increase in principal and $36,330 fair value of shares issued and charged the total $66,330 to interest expense at the time of the extension. The Company will evaluate every reporting period and identify if any default provisions and other requirements triggered a variable conversion price and if the Note needs to be classified as a derivative instrument. On January 30, 2023, the holder agreed to extend the maturity date until May 30, 2023. In connection with the extension of the maturity date on the Note, the Company agreed to increase the principal balance by $30,000 and issued 300,000 shares of Common Stock with a fair market value of $26,910. The Company evaluated the amendment and accounted for these changes as an extinguishment of debt. The total unamortized discount on the Note as of January 31, 2023 and July 31, 2022 was $0 and $18,916, respectively. The Company amortized $18,916 of debt discount as interest expense during the six months ended January 31, 2023. The total principal balance outstanding as of January 31, 2023 and July 31, 2022 was $290,000 and $230,000, respectively.

	290,000	230,000

DIGERATI TECHNOLOGIES, INC., AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

NOTE 8 — CONVERTIBLE NOTES PAYABLE (cont.)

CONVERTIBLE NOTES PAYABLE NON-DERIVATIVE	January 31, 2023	July 31, 2022

On January 21, 2022, the Company entered into a variable convertible promissory note with an aggregate principal amount of $230,000, an annual interest rate of 8%, and a maturity date of October 21, 2022. After payment of transaction-related expenses and closing fees of $26,300, net proceeds to the Company from the Note totaled $203,700. Additionally, the Company recorded $26,300 as a discount to the Note and amortized over the term of the note. In connection with the execution of the Note, the Company issued 300,000 shares of our Common Stock to the note holder and recorded $30,446 as debt discount and amortized over the term of the Note. Until the earlier of 6 months or the Company listing on Nasdaq or NYSE American, the Holder shall be entitled to convert any portion of the outstanding and unpaid Conversion Amount into fully paid and nonassessable shares of Common Stock. The Note Conversion Price shall equal the greater of $0.15 (fifteen) or 25% discount to up-listing price or offering/underwriting price concurrent with the Company listing on Nasdaq or NYSE American, subject to adjustment as provided in the Note. Outstanding Balance shall immediately increase to 125% of the Outstanding Balance immediately prior to the occurrence of the Event of Default and a daily penalty of $500 will accrue until the default is remedied. The Company analyzed the Note for derivative accounting consideration and determined that since the Note has a conversion price floor, it does not require to be accounted as a derivative instrument. On October 21, 2022, the holder agreed to extend the maturity date until January 31, 2023. In connection with the extension of the maturity date on the Note, the Company agreed to increase the principal balance by $30,000 and issued 300,000 shares of Common Stock with a fair market value of $36,330. The Company evaluated the amendment and accounted for these changes as an extinguishment of debt. As of amendment date, the total unamortized discount on the Note was $0. The Company recognized a loss on extinguishment of debt for both the $30,000 increase in principal and $36,330 fair value of shares issued and charged the total $66,330 to interest expense at the time of the extension. The Company will evaluate every reporting period and identify if any default provisions and other requirements triggered a variable conversion price and if the Note needs to be classified as a derivative instrument. On January 30, 2023, the holder agreed to extend the maturity date until May 30, 2023. In connection with the extension of the maturity date on the Note, the Company agreed to increase the principal balance by $30,000 and issued 300,000 shares of Common Stock with a fair market value of $26,910. The Company evaluated the amendment and accounted for these changes as an extinguishment of debt. The total unamortized discount on the Note as of January 31, 2023 and July 31, 2022 was $0 and $18,916, respectively. The Company amortized $18,916 of debt discount as interest expense during the six months ended January 31, 2023. The total principal balance outstanding as of January 31, 2023 and July 31, 2022 was $290,000 and $230,000, respectively.

	290,000	230,000

On July 27, 2022, the Company entered into a variable convertible promissory note with an aggregate principal amount of $165,000, an annual interest rate of 8%, and a maturity date of April 27, 2023. After payment of transaction-related expenses and closing fees of $19,500, net proceeds to the Company from the Note totaled $145,500. Additionally, the Company issued 300,000 shares of our Common Stock to the note holder. The Company recorded the $19,500 and the relative fair market value of the shares of $22,093 as debt discount and amortized to interest expense over the term of the note. Until the earlier of 6 months or the Company listing on Nasdaq or NYSE American, the note holder shall be entitled to convert any portion of the outstanding and unpaid conversion amount into fully paid and nonassessable shares of Common Stock. The Note conversion price shall equal the greater of $0.10 (ten) or 25% discount to up-listing price or offering/underwriting price concurrent with the Company listing on Nasdaq or NYSE American, subject to adjustment as provided in the Note. Outstanding balance shall immediately increase to 125% of the outstanding balance immediately prior to the occurrence of an event of default and a daily penalty of $500 will accrue until the default is remedied. The Company analyzed the Note for derivative accounting consideration and determined that since the Note has a conversion price floor, it does not require to be accounted as a derivative instrument. The Company will evaluate every reporting period and identify if any default provisions and other requirements triggered a variable conversion price and if the Note needs to be classified as a derivative instrument. The total unamortized discount on the Note as of January 31, 2023 and July 31, 2022 was $13,864 and $41,593, respectively. The Company amortized $27,729 of debt discount as interest expense during the six months ended January 31, 2023. The total principal balance outstanding as of January 31, 2023 and July 31, 2022 was $165,000 and $119,500, respectively.

	165,000	119,500

DIGERATI TECHNOLOGIES, INC., AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

NOTE 8 — CONVERTIBLE NOTES PAYABLE (cont.)

CONVERTIBLE NOTES PAYABLE NON-DERIVATIVE	January 31, 2023	July 31, 2022

On September 12, 2022, the Company entered into a variable convertible promissory note with an aggregate principal amount of $75,000, an annual interest rate of 8%, and a maturity date of September 12, 2023. In connection with the execution of the Note, the Company issued 150,000 shares of our Common Stock to the note holder, at the time of issuance, the Company recognized the relative fair market value of the shares of $15,880 as debt discount, and it will be amortized to interest expense during the term of the promissory note. The note holder may elect to convert up to 100% of the principal amount outstanding and any accrued interest on the Note into Common Stock at any time after 180 days of funding the Note. The Conversion Price shall be the greater of $0.15 or 75% of the lowest daily volume weighted average price (“VWAP”) for the ten (10) trading day period immediately preceding the conversion date. The holder may elect to convert up to 100% of the principal plus accrued interest into the Common Stock into a qualified uplist financing at a 25% discount. The Company analyzed the Note for derivative accounting consideration and determined that since the Note has a conversion price floor, it does not require to be accounted as a derivative instrument. The Company will evaluate every reporting period and identify if any default provisions and other requirements triggered a variable conversion price and if the note needs to be classified as a derivative instrument. The total unamortized discount on the Note as of January 31, 2023 was $13,947. The Company amortized $9,963 of debt discount as interest expense during the six months ended January 31, 2023. The total principal balance outstanding as of January 31, 2023 was $75,000.

	75,000	—

On October 3, 2022, the Company entered into a variable convertible promissory note with an aggregate principal amount of $165,000, an annual interest rate of 8%, and a maturity date of July 3, 2023. After payment of transaction-related expenses and closing fees of $19,500, net proceeds to the Company from the Note totaled $145,500. Additionally, the Company issued 300,000 shares of our Common Stock to the note holder. The Company recorded the $19,500 and the relative fair market value of the shares of $32,143 as debt discount and amortized to interest expense over the term of the Note. The Company recognized $117,857 debt discount related to beneficial conversion feature and will be amortized to interest expense over the term of Note. Until the earlier of 6 months or the Company listing on Nasdaq or NYSE American, the note holder shall be entitled to convert any portion of the outstanding and unpaid conversion amount into fully paid and nonassessable shares of Common Stock. The Note conversion price shall equal the greater of $0.10 (ten) or 25% discount to up-listing price or offering/underwriting price concurrent with the Company listing on Nasdaq or NYSE American, subject to adjustment as provided in the Note. Outstanding balance shall immediately increase to 125% of the outstanding balance immediately prior to the occurrence of an event of default and a daily penalty of $500 will accrue until the default is remedied. The Company analyzed the Note for derivative accounting consideration and determined that since the Note has a conversion price floor, it does not require to be accounted as a derivative instrument. The Company will evaluate every reporting period and identify if any default provisions and other requirements triggered a variable conversion price and if the Note needs to be classified as a derivative instrument. The total unamortized discount on the Note as of January 31, 2023 was $94,166 The Company amortized $75,334 of debt discount as interest expense during the six months ended January 31, 2023. The total principal balance outstanding as of January 31, 2023 was $165,000.

	165,000	—

On October 27, 2022, the Company entered into a variable convertible promissory note with an aggregate principal amount of $38,500 , an annual interest rate of 8%, and a maturity date of July 26, 2023. After payment of transaction-related expenses and closing fees of $3,500, net proceeds to the Company from the Note totaled $25,000. Until the earlier of 6 months or the Company listing on Nasdaq or NYSE American, the note holder shall be entitled to convert any portion of the outstanding and unpaid conversion amount into fully paid and nonassessable shares of Common Stock. The Note conversion price shall equal the greater of $0.10 (ten) or 25% discount to up-listing price or offering/underwriting price concurrent with the Company listing on Nasdaq or NYSE American, subject to adjustment as provided in the Note. Outstanding balance shall immediately increase to 125% of the outstanding balance immediately prior to the occurrence of an event of default and a daily penalty of $500 will accrue until the default is remedied. The Company analyzed the Note for derivative accounting consideration and determined that since the note has a conversion price floor, it does not require to be accounted as a derivative instrument. The Company will evaluate every reporting period and identify if any default provisions and other requirements triggered a variable conversion price and if the note needs to be classified as a derivative instrument. The total unamortized discount on the Note as of January 31, 2023 was $2,333. The Company amortized $1,167 of debt discount as interest expense during the six months ended January 31, 2023. The total principal balance outstanding as of January 31, 2023 was $38,500.

	38,500	—

DIGERATI TECHNOLOGIES, INC., AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

NOTE 8 — CONVERTIBLE NOTES PAYABLE (cont.)

CONVERTIBLE NOTES PAYABLE NON-DERIVATIVE	January 31, 2023	July 31, 2022

On October 27, 2022, the Company entered into a variable convertible promissory note with an aggregate principal amount of $71,500, an annual interest rate of 8%, and a maturity date of July 26, 2023. After payment of transaction-related expenses and closing fees of $6,500, net proceeds to the Company from the Note totaled $65,000. Additionally, the Company issued 200,000 shares of our Common Stock to the note holder. The Company recorded the $6,500 and the relative fair market value of the shares of $38,768 as debt discount and amortized to interest expense over the term of the Note. The Company recognized $40,888 debt discount related to beneficial conversion feature and will be amortized to interest expense over the term of Note. Until the earlier of 6 months or the Company listing on Nasdaq or NYSE American, the note holder shall be entitled to convert any portion of the outstanding and unpaid conversion amount into fully paid and nonassessable shares of Common Stock. The Note conversion price shall equal the greater of $0.10 (ten) or 25% discount to up-listing price or offering/underwriting price concurrent with the Company listing on Nasdaq or NYSE American., subject to adjustment as provided in the note. Outstanding balance shall immediately increase to 125% of the outstanding balance immediately prior to the occurrence of an event of default and a daily penalty of $500 will accrue until the default is remedied. The Company analyzed the Note for derivative accounting consideration and determined that since the Note has a conversion price floor, it does not require to be accounted as a derivative instrument. The Company will evaluate every reporting period and identify if any default provisions and other requirements triggered a variable conversion price and if the Note needs to be classified as a derivative instrument. The total unamortized discount on the Note as of January 31, 2023, was $42,792. The Company amortized $43,364 of debt discount as interest expense during the six months ended January 31, 2023. The total principal balance outstanding as of January 31, 2023 and was $71,500.

	71,500	—

On October 31, 2022, the Company entered into a variable convertible promissory note with an aggregate principal amount of $350,000, an annual interest rate of 14%, and a maturity date of February 28, 2023. Net proceeds to the Company from the Note totaled $350,000. In the event that any payment is not made when due, either of principal or interest, and whether upon maturity or as a result of acceleration, interest shall thereafter accrue at the rate per annum equal to the lesser of (a) the maximum non-usurious rate of interest permitted by the laws of the State of Texas or the United States of America, whichever shall permit the higher rate or (b) twenty percent (20%) per annum, from such date until the entire balance of principal and accrued interest on this Note has been paid. At any time after sixty (60) days following the date hereof, Payee may elect to convert a percentage of the amount of principal and accrued interest outstanding on the Note into common stock of Debtor, in accordance with the following terms: (i) If prior to uplist to Nasdaq or NYSE, Payee may convert up to 50% of the amount outstanding on the Note into Common Stock. In such event, the price per share of Common Stock applicable to such conversion (the “Applicable Conversion Price”) shall be the greater of: (a) the Variable Conversion Price or (b) the Fixed Conversion Price. The “Variable Conversion Price” shall be equal to a 20% discount to the average closing price for Common Stock for the five (5) Trading Day period immediately preceding the Conversion Date. “Trading Day” shall mean any day on which the Common Stock is tradable for any period on the principal securities exchange or other securities market on which the Common Stock is then being traded. The “Fixed Conversion Price” shall mean $0.10; and (ii) If following the Uplist, Payee may convert up to 100% of the amount outstanding on the Note into Common Stock. In such event, the Applicable Conversion Price shall be the greater of: (a) the post-Uplist Variable Conversion Price (i.e., if less than 5 days after the Uplist, then the average of the days available since the Uplist up to 5) or (b) the Fixed Conversion Price. The Company analyzed the Note for derivative accounting consideration and determined that since the Note has a conversion price floor, it does not require to be accounted as a derivative instrument. The Company will evaluate every reporting period and identify if any default provisions and other requirements triggered a variable conversion price and if the Note needs to be classified as a derivative instrument. The total principal balance outstanding as of January 31, 2023 was $350,000.

	350,000	—

DIGERATI TECHNOLOGIES, INC., AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

NOTE 8 — CONVERTIBLE NOTES PAYABLE (cont.)

CONVERTIBLE NOTES PAYABLE NON-DERIVATIVE	January 31, 2023	July 31, 2022

On November 22, 2022, the Company entered into a convertible promissory note with an aggregate principal amount of $1,670,000, an annual interest rate of 10% , and a maturity date of November 22, 2023. The Company recorded $90,975 in transaction-related expenses and closing fees and $250,500 of original issue discount to the Note. After payment of transaction-related expenses and closing fees and original issue discount, net proceeds to the Company from the Note totaled $1,328,525 In connection with the execution of the Note, the Company issued 2,100,000 shares of our Common Stock and 10,500,000 warrant shares to the note holder at the time of issuance. The Company recognized the relative fair market value of the common and warrant shares of $640,877 as debt discount. Additionally, the Company recognized $687,648 as debt discount for the intrinsic value of the conversion feature. All debt discount will be amortized to interest expense during the term of the promissory note. The Holder shall have the right, on any calendar day, at any time on or following the earlier of (i) March 22, 2023 or (ii) sixty (60) calendar days after the Closing Date (as defined in that certain business combination agreement between the Company, Minority Equality Opportunities Acquisition Inc., and MEOA Merger Sub, Inc. dated on or around August 30, 2022 (the “SPAC Agreement”, and the transaction contemplated under the SPAC Agreement, the “SPAC Transaction”), to convert all or any portion of the Principal Amount and interest (including any Default Interest) into fully paid and non-assessable shares of Common Stock. The Note conversion price shall equal $0.0956 subject to adjustment as provided in the note. The Company analyzed the Note for derivative accounting consideration and determined that since the Note has a fixed conversion price it does not require to be accounted as a derivative instrument. The Company will evaluate every reporting period and identify if any default provisions and other requirements triggered a variable conversion price and if the Note needs to be classified as a derivative instrument. The total unamortized discount on the Note as of January 31, 2023, was $1,391,667. The Company amortized $278,333 of debt discount as interest expense during the six months ended January 31, 2023. The total principal balance outstanding as of January 31, 2023 and was $1,670,000.

	1,670,000	—

On December 12, 2022, the Company entered into a convertible promissory note with an aggregate principal amount of $117,647, annual interest rate of 10% and a maturity date of December 12, 2023. The Company recorded $17,647 as original issue discount to the Note, which resulted in net proceeds of $100,000, and amortized to interest expense over the term of the note. In connection with the execution of the note, the Company issued 148,295 shares of our Common Stock and 741,475 warrant shares to the note holder at the time of issuance. The Company recognized the relative fair market value of the common and warrant shares of $41,685 as debt discount, and it will be amortized to interest expense during the term of the promissory note. Additionally, the Company recognized $58,315 as debt discount for the intrinsic value of the conversion feature. All debt discount will be amortized to interest expense during the term of the promissory note. The Holder shall have the right, on any calendar day, at any time on or following the earlier of (i) April 12, 2023 or (ii) sixty (60) calendar days after the Closing Date (as defined in that certain business combination agreement between the Company, Minority Equality Opportunities Acquisition Inc., and MEOA Merger Sub, Inc. dated on or around August 30, 2022 (the “SPAC Agreement”, and the transaction contemplated under the SPAC Agreement, the “SPAC Transaction”), to convert all or any portion of the Principal Amount and interest (including any Default Interest) into fully paid and non-assessable shares of Common Stock. The note conversion price shall equal $0.0956, subject to adjustment as provided in the note. The Company analyzed the note for derivative accounting consideration and determined that since the note has a fixed conversion price, it does not require to be accounted as a derivative instrument. The Company will evaluate every reporting period and identify if any default provisions and other requirements triggered a variable conversion price and if the note needs to be classified as a derivative instrument. The total unamortized discount on the Note as of January 31, 2023, was $107,843. The Company amortized $9,804 of debt discount as interest expense during the six months ended January 31, 2023. The total principal balance outstanding as of January 31, 2023 and was $117,647.

	117,647	—

DIGERATI TECHNOLOGIES, INC., AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

NOTE 8 — CONVERTIBLE NOTES PAYABLE (cont.)

CONVERTIBLE NOTES PAYABLE NON-DERIVATIVE	January 31, 2023	July 31, 2022

On December 20, 2022, the Company entered into a convertible promissory note with an aggregate principal amount of $176,471, an annual interest rate of 10%, and a maturity date of December 20, 2023. The Company recorded $5,000 in deferred finance costs and $26,471 of original issue discount to the Note. After payment of transaction-related expenses, net proceeds to the Company from the Note totaled $145,500. In connection with the execution of the Note, the Company issued 221,909 shares of our Common Stock and 1,109,545 warrant shares to the note holder at the time of issuance. The Company recognized the relative fair market value of the common and warrant shares of $59,374 as debt discount. Additionally, the Company recognized $79,014 as debt discount for the intrinsic value of the conversion feature. All debt discount will be amortized to interest expense during the term of the promissory note. The Holder shall have the right, on any calendar day, at any time on or following the earlier of (i) April 12, 2023 or (ii) sixty (60) calendar days after the Closing Date (as defined in that certain business combination agreement between the Company, Minority Equality Opportunities Acquisition Inc., and MEOA Merger Sub, Inc. dated on or around August 30, 2022 (the “SPAC Agreement”, and the transaction contemplated under the SPAC Agreement, the “SPAC Transaction”), to convert all or any portion of the Principal Amount and interest (including any Default Interest) into fully paid and non-assessable shares of Common Stock. The Note conversion price shall equal $0.0956, subject to adjustment as provided in the Note. The Company analyzed the Note for derivative accounting consideration and determined that since the Note has a fixed conversion price, it does not require to be accounted as a derivative instrument. The Company will evaluate every reporting period and identify if any default provisions and other requirements triggered a variable conversion price and if the Note needs to be classified as a derivative instrument. The total unamortized discount on the Note as of January 31, 2023, was $155,704. The Company amortized $14,155 of debt discount as interest expense during the six months ended January 31, 2023. The total principal balance outstanding as of January 31, 2023 and was $176,471.

	176,471	—

On December 22, 2022, the Company entered into a convertible promissory note with an aggregate principal amount of $188,235, annual interest rate of 10% and a maturity date of December 22, 2023. The Company recorded $10,000 in transaction-related expenses and closing fees and $28,235 of original issue discount to the Note,. After payment of transaction-related expenses and closing fees and original issue discount, net proceeds to the Company from the Note totaled $150,000. In connection with the execution of the note, the Company issued 236,703 shares of our Common Stock and 1,183,515 warrant shares to the note holder at the time of issuance. The Company recognized the relative fair market value of the common and warrant shares of $66,679 as debt discount. Additionally, the Company recognized $83,321 as debt discount for the intrinsic value of the conversion feature. All debt discount will be amortized to interest expense during the term of the promissory note. The Holder shall have the right, on any calendar day, at any time on or following the earlier of (i) April 22, 2023 or (ii) sixty (60) calendar days after the Closing Date (as defined in that certain business combination agreement between the Company, Minority Equality Opportunities Acquisition Inc., and MEOA Merger Sub, Inc. dated on or around August 30, 2022 (the “SPAC Agreement”, and the transaction contemplated under the SPAC Agreement, the “SPAC Transaction”), to convert all or any portion of the Principal Amount and interest (including any Default Interest) into fully paid and non-assessable shares of Common Stock. The note conversion price shall equal $0.0956, subject to adjustment as provided in the note. The Company analyzed the note for derivative accounting consideration and determined that since the note has a fixed conversion price, it does not require to be accounted as a derivative instrument. The Company will evaluate every reporting period and identify if any default provisions and other requirements triggered a variable conversion price and if the note needs to be classified as a derivative instrument. The total unamortized discount on the Note as of January 31, 2023, was $172,549. The Company amortized $15,686 of debt discount as interest expense during the six months ended January 31, 2023. The total principal balance outstanding as of January 31, 2023 and was $188,235.

	188,235	—

DIGERATI TECHNOLOGIES, INC., AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

NOTE 8 — CONVERTIBLE NOTES PAYABLE (cont.)

CONVERTIBLE NOTES PAYABLE NON-DERIVATIVE	January 31, 2023	July 31, 2022

On January 13, 2023, the Company entered into a convertible promissory note with an aggregate principal amount of $110,000, an annual interest rate of 10%, and a maturity date of October 13, 2023. The Company recorded $10,000 in original issue discount to the Note. After payment of the original issue discount, net proceeds to the Company from the Note totaled $100,000. In connection with the execution of the Note, the Company issued 138,000 shares of our Common Stock shares to the note holder at the time of issuance. The Company recognized the relative fair market value of the common shares of $11,177 as debt discount. Additionally, the Company recognized $21,507 as debt discount for the intrinsic value of the conversion feature. All debt discount will be amortized to interest expense during the term of the promissory note. The Holder shall have the right, on any calendar day, at any time on or following the earlier of (i) May 12 , 2023 or (ii) sixty (60) calendar days after listing on Nasdaq or the New York Stock Exchange to convert any portion of the outstanding and unpaid Conversion into fully paid and nonassessable shares of Common Stock, at the Conversion Price. The Note conversion price shall equal $0.10, subject to adjustment as provided in the Note. The Company analyzed the Note for derivative accounting consideration and determined that since the Note has a fixed conversion price, it does not require to be accounted as a derivative instrument. The Company will evaluate every reporting period and identify if any default provisions and other requirements triggered a variable conversion price and if the Note needs to be classified as a derivative instrument. The total unamortized discount on the Note as of January 31, 2023, was $42,68 4. The Company amortized $0 of debt discount as interest expense during the six months ended January 31, 2023. The total principal balance outstanding as of January 31, 2023 and was $110,000.

	110,000	—

On January 24, 2023, the Company entered into a convertible promissory note with an aggregate principal amount of $660,000, an annual interest rate of 10%, and a maturity date of May 24, 2023. The Company recorded $60,000 in original issue discount to the Note. After payment of the original issue discount, net proceeds to the Company from the Note totaled $600,000. In connection with the execution of the Note, the Company issued 660,000 shares of our Common Stock shares to the note holder at the time of issuance. The Company recognized the relative fair market value of the common shares of $53,850 as debt discount. Additionally, the Company recognized $104,610 as debt discount for the intrinsic value of the conversion feature. All debt discount will be amortized to interest expense during the term of the promissory note. The Payee may elect to convert up to 100% of the Principal Amount outstanding on the Note into Common Stock of Debtor or any shares of capital stock or other securities of the Debtor into which such Common Stock shall hereafter be changed or reclassified at any time on the earlier of (i) one hundred and twenty (120) calendar days following the funding of this Note or (ii) sixty (60) calendar days after the Closing Date as defined in that certain business combination agreement between the Debtor, Minority Equality Opportunities Acquisition Inc., and MEOA Merger Sub, Inc. dated on or around August 30, 2022 (the “Conversion Shares”). The Note conversion price shall equal $0.10, subject to adjustment as provided in the Note. The Company analyzed the note for derivative accounting consideration and determined that since the note has a fixed conversion price, it does not require to be accounted as a derivative instrument. The Company will evaluate every reporting period and identify if any default provisions and other requirements triggered a variable conversion price and if the Note needs to be classified as a derivative instrument. The total unamortized discount on the Note as of January 31, 2023, was $218,460. The Company amortized $0 of debt discount as interest expense during the six months ended January 31, 2023. The total principal balance outstanding as of January 31, 2023 and was $660,000.

	660,000	—

DIGERATI TECHNOLOGIES, INC., AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

NOTE 8 — CONVERTIBLE NOTES PAYABLE (cont.)

CONVERTIBLE NOTES PAYABLE NON-DERIVATIVE	January 31, 2023	July 31, 2022

On January 24, 2023, the Company entered into a convertible promissory note with an aggregate principal amount of $660,000, an annual interest rate of 10%, and a maturity date of May 24, 2023. The Company recorded $60,000 in original issue discount to the Note. After payment of the original issue discount, net proceeds to the Company from the Note totaled $600,000. In connection with the execution of the Note, the Company issued 660,000 shares of our Common Stock shares to the note holder at the time of issuance. The Company recognized the relative fair market value of the common shares of $53,850 as debt discount. Additionally, the Company recognized $104,610 as debt discount for the intrinsic value of the conversion feature. All debt discount will be amortized to interest expense during the term of the promissory note. The Payee may elect to convert up to 100% of the Principal Amount outstanding on the Note into Common Stock of Debtor or any shares of capital stock or other securities of the Debtor into which such Common Stock shall hereafter be changed or reclassified at any time on the earlier of (i) one hundred and twenty (120) calendar days following the funding of this Note or (ii) sixty (60) calendar days after the Closing Date as defined in that certain business combination agreement between the Debtor, Minority Equality Opportunities Acquisition Inc., and MEOA Merger Sub, Inc. dated on or around August 30, 2022 (the “Conversion Shares”). The Note conversion price shall equal $0.10 subject to adjustment as provided in the Note. The Company analyzed the note for derivative accounting consideration and determined that since the note has a fixed conversion price, it does not require to be accounted as a derivative instrument. The Company will evaluate every reporting period and identify if any default provisions and other requirements triggered a variable conversion price and if the Note needs to be classified as a derivative instrument. The total unamortized discount on the Note as of January 31, 2023, was $218,460 The Company amortized $0 of debt discount as interest expense during the six months ended January 31, 2023. The total principal balance outstanding as of January 31, 2023 and was $660,000.

	660,000	—
Total convertible notes payables non-derivative:	$7,452,353	$3,844,500
CONVERTIBLE NOTES PAYABLE — DERIVATIVE

On July 27, 2020, the Company entered into a variable convertible promissory note with an aggregate principal amount of $275,000, an annual interest rate of 8%, and a maturity date of March 27, 2021. After payment of transaction-related expenses and closing fees of $35,000, net proceeds to the Company from the Note totaled $240,000. The Company recorded these discounts and cost of $35,000 as a discount to the Note and amortized over the term of the Note. In connection with the execution of the note, the Company issued 500,000 shares of our Common Stock to the note holder, at the time of issuance, the Company recognized the relative fair market value of the shares of $11,626 as debt discount, and it will be amortized to interest expense during the term of the promissory note. On January 17, 2023, the Note was amended so that the Holder shall be entitled, at any time, to convert any portion of the outstanding and unpaid Conversion Amount into fully paid and nonassessable shares of Common Stock the Note Conversion Price shall equal the greater of $0.05 (five) or 25% discount to up-listing price or offering/underwriting price concurrent with the Company listing on Nasdaq or NYSE American, subject to adjustment as provided in this Note. If an Event of Default occurs, the Conversion Price shall be the lesser of (a) $0.05 (five) or (b) 75% of the lowest traded price in the prior fifteen trading days immediately preceding the Notice of Conversion. The Company analyzed the note for derivative accounting consideration and determined that the embedded conversion option qualified as a derivative instrument, due to the variable conversion price. The Company recognized $61,678 of derivative liability and directly amortized all associated debt discount of $61,678 as interest expense. On July 31, 2021, the holder agreed to extend the maturity date until January 31, 2022. On February 14, 2022, the holder agreed to extend the maturity date until July 31, 2022. In connection with the extension of the maturity date on the note, the Company agreed to increase the principal balance by $75,000 and issued 250,000 shares of Common Stock with a market value of $34,150. The Company evaluated the amendment and accounted for these changes as an extinguishment of debt. The Company recognized a loss on extinguishment of debt for both the $75,000 increase in principal and $34,150 fair value of shares issued and charged the total $109,150 to interest expense at the time of the extension. On July 26, 2022, the holder agreed to extend the maturity date until December 31, 2022. In connection with the extension of the maturity date on the Note, the Company agreed to increase the principal balance by $50,000 and

DIGERATI TECHNOLOGIES, INC., AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

NOTE 8 — CONVERTIBLE NOTES PAYABLE (cont.)

CONVERTIBLE NOTES PAYABLE NON-DERIVATIVE	January 31, 2023	July 31, 2022

issued 300,000 shares of Common Stock with a market value of $30,000. The Company evaluated the amendment and accounted for these changes as an extinguishment of debt. The Company recognized a loss on extinguishment of debt for both the $50,000 increase in principal and $30,000 fair value of shares issued and charged the total $80,000 to interest expense at the time of the extension. On November 7, 2022, the holder agreed to convert $75,000 debt into 1,500,000 shares of Common Stock. On December 23, 2022, the holder agreed to extend the maturity date until March 31, 2023. In connection with the extension of the maturity date on the Note, the Company agreed to increase the principal balance by $30,000 and issued 250,000 shares of Common Stock with a market value of $23,000. The Company evaluated the amendment and accounted for these changes as an extinguishment of debt. The Company recognized a loss on extinguishment of debt for both the $30,000 increase in principal and $23,000 fair value of shares issued and charged the total $53,000 to interest expense at the time of the extension. As of amendment date, the total unamortized discount on the Note was $0. The total principal balance outstanding as of January 31, 2023 and July 31, 2022 was $435,000 and $480,000, respectively.

	435,000	480,000

On January 31, 2021, the Company entered into a variable convertible promissory note with an aggregate principal amount of $80,235, annual interest rate of 8% and a maturity date of February 17, 2022. On March 7, 2022, the holder agreed to extend the maturity date until July 31, 2022. Until the earlier of 6 months or the Company listing on Nasdaq or NYSE American, the Holder shall be entitled to convert any portion of the outstanding and unpaid Conversion Amount into fully paid and nonassessable shares of Common Stock the Note Conversion Price shall equal the greater of $0.05 (five) or seventy-five percent (75%) of the lowest daily volume weighted average price (“VWAP”) over the ten (10) consecutive trading day period ending on the trading day immediately prior to the applicable conversion date (the “Variable Conversion Price”); provided, however, that the Holder shall, in its sole discretion, be able to convert any amounts due hereunder at a twenty-five percent (25%) discount to the per share price of the Qualified Uplisting Financing of over $4MM. If, no later than December 31, 2021, the Borrower shall fail to uplist to any tier of the NASDAQ Stock Market, the New York Stock Exchange or the NYSE MKT, the conversion price under the Note (and the Exchange Note) will be adjusted to equal the lesser of (i) $0.05 per share; or (ii) seventy-five percent (75%) of the lowest VWAP (as defined in the Note and Exchange Note) in the preceding twenty (20) consecutive Trading Days. The Company analyzed the note for derivative accounting consideration and determined that the embedded conversion option qualified as a derivative instrument, due to the variable conversion price. As a result, the Company recognized derivative liability for the convertible note of $59,413. The total unamortized discount on the Note as of January 31, 2023 and July 31, 2022 was $0 and $0, respectively. On September 28, 2022, the holder agreed to extend the maturity date until February 28, 2023. In connection with the extension of the maturity date on the note, the Company agreed to increase the principal balance by $62,500 and charged the total to interest expense. In addition, the Company issued 500,000 shares of Common Stock with a market value of $70,000 and charged the total to interest expense. The total principal balance outstanding as of January 31, 2023 and July 31, 2022 was $142,735 and $80,235, respectively. The Company is currently working on amending its Convertible Promissory Note with the Noteholder to extend the maturity date. However, as of the date of this filing, the Company cannot assure that the extension of the maturity date will be granted.

	142,735	80,235

DIGERATI TECHNOLOGIES, INC., AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

NOTE 8 — CONVERTIBLE NOTES PAYABLE (cont.)

CONVERTIBLE NOTES PAYABLE NON-DERIVATIVE	January 31, 2023	July 31, 2022

On April 15, 2021, the Company entered into a variable convertible promissory note with an aggregate principal amount of $113,000, an annual interest rate of 8%, and a maturity date of January 15, 2022. After payment of transaction-related expenses and closing fees of $13,000, net proceeds to the Company from the Note totaled $100,000. Additionally, the Company recorded $13,000 as a discount to the Note and amortized over the term of the note. In connection with the execution of the Note, the Company issued 100,000 shares of our Common Stock to the note holder, at the time of issuance, the Company recognized the relative fair market value of the shares of $14,138 as debt discount, and it will be amortized to interest expense during the term of the promissory note. Until the earlier of 6 months or the Company listing on Nasdaq or NYSE American, the Holder shall be entitled to convert any portion of the outstanding and unpaid Conversion Amount into fully paid and nonassessable shares of Common Stock. The Note Conversion Price shall equal the greater of $0.15 (fifteen) or 25% discount to up-listing price or offering/underwriting price concurrent with the Company listing on Nasdaq or NYSE American., subject to adjustment as provided in the Note. If an Event of Default occurs, the Conversion Price shall be the lesser of (a). $0.15 (fifteen) or (b). seventy-five percent (75%) of the lowest traded price in the prior fifteen (15) consecutive trading day period ending on the trading day immediately prior to the applicable conversion date (the “Variable Conversion Price”). Outstanding Balance shall immediately increase to 125% of the Outstanding Balance immediately prior to the occurrence of the Event of Default and a daily penalty of $500 will accrue until the default is remedied. The Company analyzed the note for derivative accounting consideration and determined that the embedded conversion option qualified as a derivative instrument, due to the variable conversion price. As a result, the Company recognized derivative liability for the convertible note of $64,561, of which $42,822 was recorded as debt discount and amortized over the term of the Note. On January 15, 2022, the lender agreed to extend the maturity date until March 31, 2022. As consideration for the extension on the Note, the Company agreed to add 15,000 to the principal amount outstanding. On March 18, 2022, the lender agreed to extend the maturity date until July 31, 2022. As consideration for the extension on the Note, the Company agreed to add $15,000 to the principal amount outstanding. The Company evaluated the amendments and accounted for these changes as an extinguishment of debt. As of both amendment date, the total unamortized discount on the Note was $0. The Company recognized a loss on extinguishment of debt for both $15,000 increase in principal and charged the total $30,000 to interest expense at the time of the extension. On June 28, 2022, the lender agreed to extend the maturity date until September 30, 2022. As consideration for the extension on the note, the Company agreed to add $20,000 to the principal amount outstanding and charged the total to interest expense. The agreement as of June 28, 2022, provides the Company the option extend the maturity date for an additional 90 days for an additional $20,000 to be added to the principal amount. On September 30, 2022, the Company extended the maturity date of the note until December 30, 2022 and charged to interest expense the total $20,000 added to principal balance. The Company evaluated the amendments and accounted for these changes as an extinguishment of debt. On December 23, 2022, the holder agreed to extend the maturity date until March 31, 2023. In connection with the extension of the maturity date on the Note, the Company agreed to increase the principal balance by $25,000 and issued 150,000 shares of Common Stock with a market value of $13,800. The Company evaluated the amendment and accounted for these changes as an extinguishment of debt. The Company recognized a loss on extinguishment of debt for both the $25,000 increase in principal and $13,800 fair value of shares issued and charged the total $38,800 to interest expense at the time of the extension. The total unamortized discount on the Note as of January 31, 2023 and July 31, 2022 was $0. The total principal balance outstanding as of January 31, 2023 and July 31, 2022 was $208,000 and $163,000, respectively.

	208,000	163,000

DIGERATI TECHNOLOGIES, INC., AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

NOTE 8 — CONVERTIBLE NOTES PAYABLE (cont.)

CONVERTIBLE NOTES PAYABLE NON-DERIVATIVE	January 31, 2023	July 31, 2022

On October 10, 2022, the Company entered into a variable convertible promissory note with an aggregate principal amount of $275,000, annual interest rate of 8% and a maturity date of April 10, 2023. After payment of transaction-related expenses and closing fees of $25,000, net proceeds to the Company from the note totaled $250,000. The Company recorded the $25,000 as debt discount and amortized to interest expense over the term of the note. Until the earlier of 6 months or the Company listing on Nasdaq or NYSE American, the note holder shall be entitled to convert any portion of the outstanding and unpaid conversion amount into fully paid and nonassessable shares of Common Stock. The note conversion price shall equal the greater of $0.15 (fifteen) or 25% discount to up-listing price or offering/underwriting price concurrent with the Company listing on Nasdaq or NYSE American, subject to adjustment as provided in the note. Any Principal Amount or interest on this Note which is not paid when due shall bear interest at the rate the lesser of (a) twenty-four percent (24%) per annum from the due date thereof until the same is paid (“Default Interest”); or (b) the maximum rate allowed by law. The total unamortized discount on the Note as of January 31, 2023 was $29,601. The Company amortized $59,204 of debt discount as interest expense during the six months ended January 31, 2023. The total principal balance outstanding as of January 31, 2023 was $275,000.

	275,000	—
Total convertible notes payable – derivative:	$1,060,735	$723,235
Total convertible notes payable derivative and non-derivative	8,513,088	4,567,735
Less: debt discount	(2,504,075)	(119,764)
Total convertible notes payable, net of discount	6,009,013	4,447,971
Less: current portion of convertible notes payable	(6,009,013)	(3,947,971)
Long-term portion of convertible notes payable	$—	$500,000

Additional terms No.1:    The Holder of the Note originally dated October 13, 2020 with a balance of $165,000 as of January 31, 2023, shall have the right to convert any portion of the outstanding and unpaid principal balance into fully paid and nonassessable shares of Common Stock. The conversion price (the “Conversion Price”) shall equal $0.05 (subject to equitable adjustments for stock splits, stock dividends or rights offerings by the Borrower relating to the Borrower’s securities or the securities of any subsidiary of the Borrower, combinations, recapitalization, reclassifications, extraordinary distributions, and similar events).

The total unamortized discount on the convertible notes as of January 31, 2023 and July 31, 2022 was $2,504,075 and $119,764, respectively. The total principal balance outstanding as of January 31, 2023 and July 31, 2022 was $8,513,088 and $4,567,735 respectively. During the six months ended January 31, 2023 and 2022, the Company amortized $612,911 and $311,148, respectively, of debt discount as interest expense.

DIGERATI TECHNOLOGIES, INC., AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

NOTE 9 — LEASES

The leased properties have a remaining lease term of three to sixty months as of January 31, 2023. At the option of the Company, it can elect to extend the term of the leases. See table below:

Location	Annual Rent	Lease Expiration Date	Business Use	Approx. Sq. Ft.
8023 Vantage Dr., Suite 660, San Antonio, Texas 78230	$49,136	Sep-27	Executive offices	2,843
10967 Via Frontera, San Diego, CA 92127	$369,229	Mar-26	Office space	18,541
1610 Royal Palm Avenue, Suite 300, Fort Myers, FL 33901	$83,260	Dec-25	Office space and network facilities	6,800
2121 Ponce de Leon Blvd., Suite 200, Coral Gables FL 33134	$106,553	Dec-27	Office space & wireless internet network	4,623
7218 McNeil Dr., FL-1, Austin, TX 78729	$21,000	Mar-24	Network facilities	25
9701 S. John Young Parkway, Orlando, FL 32819	$25,440	May-23	Network facilities	540
50 NE 9th St, Miami, FL 3313	$41,300	May-23	Network facilities	25
350 NW 215 St., Miami Gardens, FL 33169	$29,254	May-23	Wireless internet network	100
8333 NW 53rd St, Doral, FL 33166	$14,021	Jul-25	Wireless internet network	100
100 SE 2nd Street, Miami, FL 33131	$36,466	Jan-24	Wireless internet network	100
9055 SW 73rd Ct, Miami, FL 33156	$8,787	Dec-23	Wireless internet network	100
9517 Fontainebleau Blvd., Miami, FL 33172	$11,907	Aug-24	Wireless internet network	100

The Company has not entered into any sale and leaseback transactions during the six months ended January 31, 2023.

On May 17, 2022, the Company extended the office and wireless internet network leases in Coral Gables, Florida. The Company accounted for the extension as a lease modification. The Company used the discount rate of 5% and recognized $482,865 as a day one ROU asset and liability. These leases are identified in the table above. The leases expire in December 2027, and at the option of the Company, the leases can be extended for various periods ranging from one to five years, with a base rent at the prevailing market rate at the time of the renewal.

In February 2022, as part of the acquisition of NLI, the Company secured an office lease, with a monthly base lease payment of $30,222. The lease expires in March 2026. At the option of the Company, the lease can be extended for two additional five-year terms, with a base rent at the prevailing market rate at the time of the renewal. The Company is not reasonably certain that it will exercise the renewal option.

In December 2021, as part of the acquisition of Skynet Telecom LLC’s assets, the Company assumed an office lease in San Antonio, Texas. In May 2022, the lease was extended until September 2027, and at the option of the Company, the lease can be extended for a period of five years, with a base rent at the prevailing market rate at the time of the renewal. The Company accounted for the extension as a lease modification.

DIGERATI TECHNOLOGIES, INC., AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

NOTE 9 — LEASES (cont.)

Amounts recognized as of July 31, 2022 and January 31, 2023 for operating leases are as follows:

ROU Asset	July 31, 2022	$2,436,035
Amortization		$(492,272)
Addition – Asset		$—
ROU Asset	January 31, 2023	$1,943,763

Lease Liability	July 31, 2022	$2,584,865
Amortization		$(431,587)
Addition – Liability		$—
Lease Liability	January 31, 2023	$2,153,278

Lease Liability	Short term	$623,987
Lease Liability	Long term	$1,529,291
Lease Liability	Total:	$2,153,278
Operating lease cost:		$445,536

Cash paid for amounts included in the measurement of lease labilities:
Operating cashflow from operating leases:		$445,536
Weighted-average remain lease term-operating lease:		3.6 years
Weighted-average discount rate		5.0%

The future minimum lease payment under the operating leases are as follows:

Period Ending July 31,	Lease Payments
2023*	380,558
2024	650,734
2025	603,439
2026	431,377
2027	176,771
Total:	$2,242,879

____________

*        remaining 6 Months

Less: amounts representing interest	89,601
Present value of net minimum operating lease payments	$2,153,278

NOTE 10 — EQUIPMENT FINANCING

The Company entered into various financing agreement for equipment purchased. Under the term of the agreements, assets with a cost of approximately $403,913, were financed under various financing agreements during the six months ended January 31, 2023. The equipment financing is net of costs associated with the assets such as maintenance, insurance and property taxes are for the account of the Company. The equipment financing agreements are between twelve (12) months and sixty (60) months, with the first payments starting July 1, 2022, and monthly principal and interest payments of up to $3,600. The interest rate under the financing agreement is at 5.0% per annum.

DIGERATI TECHNOLOGIES, INC., AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

NOTE 10 — EQUIPMENT FINANCING (cont.)

Amounts recognized as of July 31, 2022 and January 31, 2023 for equipment financing are as follows:

ROU Asset	July 31, 2022	$62,263
Amortization		$(54,109)
Addition – Asset		$365,083
ROU Asset	January 31, 2023	$373,237

Equipment Financing	July 31, 2022	$62,263
Amortization		$(52,109)
Addition – Equipment Financing		$365,083
Equipment Financing	January 31, 2023	$375,237

Equipment Financing	Short term	$126,738
Equipment Financing	Long term	$248,499
Equipment Financing	Total:	$375,237

The future payments under the equipment financing agreements are as follows:

Year	Amount
2023*	$95,094
2024	135,604
2025	125,478
2026	42,527
2027	4,600
2028	1,533
Total future payments:	$404,836

____________

*        remaining 6 Months

Less: amounts representing interest	29,599
Present value of net minimum equipment financing payments	$375,237

Lease cost:
Amortization of ROU assets	$54,109
Interest on lease liabilities	15,626

Cash paid for amounts included in the measurement of lease liabilities:
Operating cashflow from equipment financing:	$15,626
Financing cashflow from equipment financing:	54,109
Weighted-average remaining lease term – equipment financing:	2.8 years
Weighted-average discount rate	5.0%

NOTE 11 — EQUITY

During the six months ended January 31, 2023, the Company issued 4,814,907 shares of common stock in connection with new convertible promissory notes. At the time of issuance, the Company recognized the relative fair market value of the commons shares of $325,344 as debt discount, and it will be amortized to interest expense during the term of the promissory notes.

During the six months ended January 31, 2023, the Company issued 3,060,000 shares of common stock as consideration for the extension of maturity dates for the convertible promissory notes. The Company recognized the fair market value of the common shares of $340,125 which was recognized as interest at the time of each extension.

DIGERATI TECHNOLOGIES, INC., AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

NOTE 11 — EQUITY (cont.)

During the six months ended January 31, 2023, the Company issued 170,305 shares of common stock to various individuals for the exercise of 170,305 warrants, with an exercise price of $0.13 per warrant and secured $22,139 in proceeds.

During the six months ended January 31, 2023, the Company issued 1,500,000 shares of common stock in connection with the conversion of $75,000 of convertible promissory notes.

During the six months ended January 31, 2023, the Company issued 855,050 shares of common stock to various Series A Preferred Shareholders who converted 200,000 Series A Convertible Preferred Stock shares and $56,516 of accrued dividends.

NOTE 12 — SUBSEQUENT EVENTS

On February 3, 2023, the Company, the T3 Nevada Parties, and Post Road entered into the “Fourth Amendment.” Pursuant to the Fourth Amendment, Post Road, contingent on the Bridge Loan Repayment (as defined in this paragraph), gave its consent to (a) the Company’s execution, delivery and performance of the Merger (as defined in this paragraph) transaction documents and (b) the Company completing the contemplated merger (the “Merger”) of MEOA Merger Sub, Inc., a wholly owned subsidiary of Minority Equality Opportunities Acquisition Inc. (“MEOA”), with and into the Company, with the Company as the surviving company in the merger and, after giving effect to such merger, the Company being a wholly-owned subsidiary of MEOA. Pursuant to the Fourth Amendment, Post Road gave its consent to the transactions previously disclosed in November 2022, December 2022 and February 2023 (See Note 2) whereby the Company obtained convertible loans in the aggregate Net Unpaid Principal Amount (as defined in this paragraph) of approximately $2,848,525, and gave its consent to the Company obtaining additional convertible financing in a Net Unpaid Principal Amount of up to approximately $151,475 pursuant to similar transaction documents, and for a total Net Unpaid Principal Amount in convertible loans of up to $3,000,000 (such bridge loans are hereinafter referred to individually as a “Bridge Loan” and collectively as the “Bridge Loans”). Post Road’s consents to the Bridge Loans in a Net Unpaid Principal Amount of up to $3,000,000 are contingent on (a) the closing of the Merger and (b) the repayment in full of all obligations under the Bridge Loans from (i) conversion into shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”) immediately after the closing of the Merger via cash, or (ii) with Post Road’s prior written approval, either (A) proceeds of an additional equity offering or financing transaction, or (B) via amortization payments (collectively, the “Bridge Loan Repayment”). As used herein, the term “Net Unpaid Principal Amount” means the principal dollar amount of a Bridge Loan, less the original issue discount (if any) and less the transaction costs paid in cash by the Company upon the closing thereof.

The Fourth Amendment amends the Credit Agreement to add defined terms related to the Merger and the Bridge Loans. The Fourth Amendment also adds a default under the Bridge Loans transaction documents as an event of default pursuant to the Credit Agreement. The Fourth Amendments amends the mandatory prepayment provision to require that, concurrently with each payment made on the Bridge Loans, an amount equal to 50% of the total dollar amount of such Bridge Loan payment must be made to partially repay the Notes.

The Fourth Amendment requires T3 to notify Post Road promptly of any contemplated financings or other offers to lend money that are issued to the Company. The Fourth Amendment also requires T3 to deliver to Post Road: (a) the full details of any proposed amendment, modification, supplement or waiver to the Bridge Loan transaction documents before any such document is executed; and (b) notice of the conversion of Bridge Loans into shares of Common Stock or other capital stock of the Company.

The Fourth Amendment revises each of the six financial covenants set forth in Section 11.12 of the Credit Agreement (related to maximum leverage, minimum liquidity, minimum EBITDA, maximum capital expenditures, minimum interest coverage (a provision that replaces the minimum fixed charge coverage ratio provision), and maximum churn). In addition, pursuant to the Fourth Amendment, none of the financial covenants contained in Section 11.12 of the Credit Agreement, as amended by the Fourth Amendment, other than minimum liquidity of $1,000,000, which was tested and met as of January 31, 2023. The Fourth Amendment provides that these revised financial covenants

DIGERATI TECHNOLOGIES, INC., AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

NOTE 12 — SUBSEQUENT EVENTS (cont.)

will be null and void if the Merger does not close by February 28, 2023 (the “Merger Outside Closing Date”), in which case the financial covenants in effect under Section 11.12 of the Credit Agreement immediately prior to the Fourth Amendment shall apply and be deemed effective.

Pursuant to the Fourth Amendment, Post Road agreed to waive each and all of the Specified Defaults (as defined in the Fourth Amendment). Post Road’s waiver of the Specified Defaults are contingent on the Merger closing on or before the Merger Outside Closing Date and no events of default (other than the Specified Defaults) or any condition or event that, with the giving of notice or the lapse of time or both, would constitute an event of default, existing under the Credit Agreement on the Merger closing date.

In addition, the Credit Agreement permits T3 to defer until the respective maturity dates of the Notes the payment of accrued and unpaid interest otherwise due and payable. The Fourth Amendment amends the Credit Agreement and the Notes to revise the interest rate payable by T3 Nevada including pursuant to the deferral of the interest payments.

In consideration of the Fourth Amendment, and in addition to the payments of principal and interest required under the Credit Agreement and the other Loan Documents, the Loan Parties covenant and agree to pay to Post Road Administrative, LLC a non-refundable amendment fee equal to $400,000 (the “Amendment Fee”), which Amendment Fee shall be additional interest that has accrued on, and shall be capitalized and added to the aggregate principal amount of, the Term Loan C outstanding as of the Fourth Amendment Closing Date.

On March 13, 2023, the Company, the T3 Nevada Parties, and Post Road entered into the Fifth Amendment to its Credit Agreement, with an effective date of February 28, 2023, which specifically revises the Merger Outside Closing Date, replacing the “February 28, 2023” date with “April 28, 2023,” without amending, supplementing or otherwise modifying any other terms, or any of the conditions, set forth in the Credit Agreement.

Securities Purchase Agreement and Promissory Notes

On February 1, 2023, the Company amended its Convertible Promissory Note (amendment #3) with Tysadco Partners, LLC in which the noteholder agreed to extend the maturity date on the note to July 30, 2023 in exchange for $50,000 which was added to the principal balance on the Note and the issuance of 300,000 restricted shares of common stock.

On February 13, 2023, the Company amended its Promissory Note (amendment #1) with Mast Hill Fund, LP (“Mast Hill”) in which the noteholder agreed to extend the due date for the first installment payment of $200,000 plus accrued interest from February 22, 2023 to April 22, 2023. As part of the amendment, the Company paid Mast Hill $20,000 on February 16, 2023 an extension fee which was added to the principal balance on the Note.

On February 16, 2023, the Company amended its Promissory Note (amendment #8) with TV Fund VII, LP in which the maturity date was extended to June 30, 2023.

On February 28, 2023, the Company amended its Convertible Promissory Note (amendment #2) with Tysadco Partners, LLC in which the noteholder agreed to extend the maturity date on the note to August 31, 2023 in exchange for $18,000 which was added to the principal balance on the Note and the issuance of 100,000 restricted shares of common stock.

On March 1, 2023, the Company amended its Forbearance Agreement (amendment #2) with ActiveServe in which the due date for the balance remaining was extended from December 15, 2022 to April 21, 2023. As part of the agreement, the Company agrees to pay ActiveServe an interest rate of 10% (based upon the number of days elapsed between the date the payment is scheduled for payment under the Note and the date the payment is actually paid and a year of 360 days), along with an origination fee of $3,020 on or before April 21, 2023.

DIGERATI TECHNOLOGIES, INC., AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

NOTE 12 — SUBSEQUENT EVENTS (cont.)

On March 7, 2023, the Company entered into a Forbearance Agreement to the Equity Purchase Agreement with the Noteholders of Unsecured Adjustable Promissory Notes to extend the due date of $250,000 principal payment from March 7, 2023 to April 30, 2023.

On March 8, 2023, 3BRT Investments, LP agreed to extend the maturity date of the Convertible Promissory Note to May 30, 2023.

On March 9, 2023, the Asset Purchase Agreement (amendment #3) was amended with Skynet Telecom, LLC. The payments due to Skynet will be extended until the closing of the Minority Equality Opportunities Acquisition (“MEOA”) Merger which is expected to close by April 28, 2023.

On March 7, 2023, the Company entered into a convertible promissory note with an aggregate principal amount of $110,000, an annual interest rate of 10%, and a maturity date of December 7, 2023. The Company recorded $10,000 of original issue discount to the Note, net proceeds to the Company from the Note totaled $100,000. In connection with the execution of the Note, the Company issued 300,000 shares of our Common Stock to the noteholder at the time of issuance. The Holder shall have the right, on any calendar day, at any time on or following the earlier of (The Holder shall have the right, on any calendar day, at any time on or following the earlier of (i) May 12, 2023 or (ii) sixty (60) calendar days after listing on Nasdaq or the New York Stock Exchange to convert any portion of the outstanding and unpaid Conversion Amount into fully paid and nonassessable shares of Common Stock. The Note conversion price shall equal $0.10 subject to adjustment as provided in the note.

On March 17, 2023, the Company entered into a convertible promissory note with an aggregate principal amount of $192,000, an annual interest rate of 10%, and a maturity date of March 17, 2024. The Company recorded $28,800 of original issue discount to the Note, net proceeds to the Company from the Note totaled $163,200. In connection with the execution of the Note, the Company issued 241,500 shares of our Common Stock and 1,207,186 warrant shares to the note holder at the time of issuance. The Holder shall have the right, on any calendar day, at any time on or following the earlier of (i) July 17, 2023 or (ii) sixty (60) calendar days after the Closing Date (as defined in that certain business combination agreement between the Company, Minority Equality Opportunities Acquisition Inc., and MEOA Merger Sub, Inc. dated on or around August 30, 2022 (the “SPAC Agreement”, and the transaction contemplated under the SPAC Agreement, the “SPAC Transaction”), to convert all or any portion of the Principal Amount and interest (including any Default Interest) into fully paid and non-assessable shares of Common Stock. The Note conversion price shall equal $0.0956 subject to adjustment as provided in the note.

On March 30, 2023, the Company amended its Convertible Promissory Note (amendment #5) with Lucas Ventures, LLC in which the noteholder agreed to extend the maturity date on the note dated April 15, 2021 to June 30, 2023 in exchange for $25,000 which was added to the principal balance on the Note and the issuance of 150,000 restricted shares of common stock.

On March 30, 2023, the Company amended its Convertible Promissory Note (amendment #7) with LGH Investments, LLC in which the noteholder agreed to extend the maturity date on the note dated July 27, 2020 to June 30, 2023, in exchange for $30,000 which was added to the principal balance on the Note and the issuance of 250,000 restricted shares of common stock.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Digerati Technologies, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Digerati Technologies, Inc., and its subsidiaries (collectively, the “Company”) as of July 31, 2022, and 2021, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of July 31, 2022, and 2021, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ MaloneBailey, LLP

www.malonebailey.com

We have served as the Company’s auditor since 2018.

Houston, Texas
October 31, 2022

DIGERATI TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands)

	July 31, 2022	July 31, 2021
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,509	$1,489
Accounts receivable, net	622	617
Prepaid and other current assets	383	232
Total current assets	2,514	2,338
LONG-TERM ASSETS:
Intangible assets, net	15,188	8,527
Goodwill	19,380	3,931
Property and equipment, net	1,647	529
Other assets	273	76
Investment in Itellum	185	185
Right-of-use asset	2,498	934
Total assets	$41,685	$16,520

LIABILITIES AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Accounts payable	$3,222	1,653
Accrued liabilities	9,627	2,570
Equipment financing	21	37
Convertible note payable, current, net of debt discount of $120 and $340, respectively	3,948	1,049
Note payable, current, related party, net of debt discount of $40 and $0, respectively	833	998
Note payable, current, net of debt discount of $181 and $714, respectively	870	2,963
Acquisition payable	1,000	—
Deferred income	931	20
Derivative liability	10,588	16,773
Operating lease liability, current	797	503
Total current liabilities	31,837	26,566
LONG-TERM LIABILITIES:
Notes payable, related party, net of debt discount $0 and $0, respectively	—	136
Note payable, net of debt discount $313 and $4,641 respectively	33,335	6,241
Convertible note payable, net of debt discount of $0 and $0, respectively	500	—
Equipment financing	43	—
Operating lease liability, net of current portion	1,788	431
Total long-term liabilities	35,666	6,808
Total liabilities	67,503	33,374
Commitments and contingencies
STOCKHOLDERS’ DEFICIT:
Preferred stock, $0.001, 50,000,000 shares authorized
Convertible Series A Preferred stock, $0.001, 1,500,000 shares designated, 225,000 and 225,000 issued and outstanding, respectively	—	—
Convertible Series B Preferred stock, $0.001, 1,000,000 shares designated, 425,442 and 425,442 issued and outstanding, respectively	—	—
Convertible Series C Preferred stock, $0.001, 1,000,000 shares designated, 55,400 and 55,400 issued and outstanding, respectively	—	—
Series F Super Voting Preferred stock, $0.001, 100 shares designated, 100 and 100 issued and outstanding, respectively	—	—
Common stock, $0.001, 500,000,000 shares authorized, 142,088,039 and 138,538,039 issued and outstanding, respectively (30,000,000 reserved in Treasury)	142	139
Additional paid in capital	89,487	89,100
Accumulated deficit	(113,393)	(105,380)
Other comprehensive income	1	1
Total Digerati’s stockholders’ deficit	(23,763)	(16,140)
Noncontrolling interest	(2,055)	(714)
Total stockholders’ deficit	(25,818)	(16,854)
Total liabilities and stockholders’ deficit	$41,685	$16,520

See accompanying notes to consolidated financial statements

DIGERATI TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	For the Years ended July 31,
	2022	2021
OPERATING REVENUES:
Cloud software and service revenue	$24,154	$12,416
Total operating revenues	24,154	12,416

OPERATING EXPENSES:
Cost of services (exclusive of depreciation and amortization)	9,346	5,135
Selling, general and administrative expense	12,434	7,019
Legal and professional fees	3,036	894
Bad debt expense	98	17
Depreciation and amortization expense	2,916	1,749
Total operating expenses	27,830	14,814
OPERATING LOSS	(3,676)	(2,398)

OTHER INCOME (EXPENSE):
Gain (loss) on derivative instruments	6,186	(9,935)
Gain (loss) on settlement of debt	(5,481)	560
Income tax benefit (expense)	(419)	(183)
Other income (expense)	26	(294)
Interest expense	(5,990)	(4,765)
Total other income (expense)	(5,678)	(14,617)

NET LOSS INCLUDING NONCONTROLLING INTEREST	(9,354)	(17,015)
Less: Net loss attributable to the noncontrolling interests	1,341	332
NET LOSS ATTRIBUTABLE TO DIGERATI’S SHAREHOLDERS	(8,013)	(16,683)
Deemed dividend on Series A Convertible preferred stock	(19)	(20)
NET LOSS ATTRIBUTABLE TO DIGERATI’S COMMON SHAREHOLDERS	$(8,032)	$(16,703)
LOSS PER COMMON SHARE – BASIC	$(0.05)	$(0.13)
LOSS PER COMMON SHARE – DILUTED	$(0.05)	$(0.13)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING – BASIC	139,594,358	129,411,947
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING – DILUTED	139,594,358	129,411,947

See accompanying notes to consolidated financial statements

DIGERATI TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT
YEARS ENDED JULY 31, 2021 AND 2022
(In thousands, except for share amounts)

	Equity Digerati’s Shareholders															Totals
	Preferred Convertible								Common		Additional Paid-in Capital	Accumulated Deficit	Other Comprehensive Income	Stockholders Equity	Noncontrolling Interest
	Series A Shares	Par	Series B Shares	Par	Series C Shares	Par	Series F Shares
								Par	Shares	Par
BALANCE, July 31, 2020	225,000	—	407,477	—	—	—	—	—	101,323,590	101	$86,364	$(88,697)	$1	$(2,231)	$(382)	$(2,613)
Amortization of employee stock options	—	—	—	—	—	—	—	—	—	—	135	—	—	135	—	135
Common stock issued for services, to employees	—	—	—	—	—	—	—	—	7,858,820	8	257	—	—	265	—	265
Common stock issued for services	—	—	—	—	—	—	—	—	4,250,000	4	219	—	—	223	—	223
Common stock issued for debt conversion and settlement	—	—	—	—	—	—	—	—	21,275,629	21	407	—	—	428	—	428
Common stock issued concurrent with convertible debt	—	—	—	—	—	—	—	—	2,100,000	2	145	—	—	147	—	147
Beneficial conversion feature on convertible debt	—	—	—	—	—	—	—	—	—	—	282	—	—	282	—	282
Common stock issued for settlement of accounts payable	—	—	—	—	—	—	—	—	1,000,000	1	59	—	—	60	—	60
Common stock issued for exercise of warrants	—	—	—	—	—	—	—	—	330,000	1	33	—	—	34	—	34
Common stock issued, extension of debt	—	—	—	—	—	—	—	—	400,000	1	59	—	—	60	—	60
Convertible Series B Preferred stock issued for debt settlement	—	—	17,965	—	—	—	—	—	—	—	18	—	—	18	—	18
Convertible Series C Preferred stock issued for AP settlement	—	—	—	—	55,400	—	—	—	—	—	554	—	—	554	—	554
Super Voting Preferred Stock Series F	—	—	—	—	—	—	100	—	—	—	—	—	—	—	—	—
Derivative liability resolved to APIC due to note conversion	—	—	—	—	—	—	—	—	—	—	588	—	—	588	—	588
Dividends declared	—	—	—	—	—	—	—	—	—	—	(20)	—	—	(20)	—	(20)
Net loss	—	—	—	—	—	—	—	—	—	—	—	(16,683)	—	(16,683)	(332)	(17,015)
BALANCE, July 31, 2021	225,000	—	425,442	—	55,400	—	100	—	138,538,039	139	$89,100	$(105,380)	$1	$(16,140)	$(714)	$(16,854)
Amortization of employee stock options	—	—	—	—	—	—	—	—	—	—	98	—	—	98	—	98
Common stock issued for services	—	—	—	—	—	—	—	—	1,500,000	1	125	—	—	126	—	126
Common stock issued for debt extension	—	—	—	—	—	—	—	—	550,000	1	64	—	—	65	—	65
Common stock issued concurrent with convertible debt	—	—	—	—	—	—	—	—	1,500,000	1	119	—	—	120	—	120
Dividends declared	—	—	—	—	—	—	—	—	—	—	(19)	—	—	(19)	—	(19)
Net loss	—	—	—	—	—	—	—	—	—	—	—	(8,013)	—	(8,013)	(1,341)	(9,354)
BALANCE, July 31, 2022	225,000	—	425,442	—	55,400	—	100	—	142,088,039	142	$89,487	$(113,393)	$1	$(23,763)	$(2,055)	$(25,818)

See accompanying notes to consolidated financial statements

DIGERATI TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	For the Years ended July 31,
	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(9,354)	$(17,015)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization expense	2,916	1,707
Stock compensation and warrant expense	98	624
Stock issued for services	126	—
Bad debt expense	78	17
Amortization of ROU Asset – operating	626	328
Amortization of debt discount	2,064	2,809
Loss (gain) on derivative liabilities	(6,186)	9,935
Loss (gain) on settlement of debt	5,481	(560)
Accrued interest added to principal	—	510
Debt extension fee charged to interest expense	225	—
Gain on contingent earnout	(24)	—
Preferred stock C issued for settlement of AP from current year	—	333
Stock issued for debt extension	65	59
Changes in operating assets and liabilities:
Accounts receivable	484	(69)
Prepaid expenses and other current assets	(20)	46
Other assets	(131)	—
Inventory	(18)	(27)
Right of use operating lease liability	(727)	(328)
Accounts payable	860	99
Accrued expenses	566	1,083
Deferred income	911	(259)
Net cash used in operating activities	(1,960)	(708)
CASH FLOWS FROM INVESTING ACTIVITIES:
Cash paid in acquisition of equipment	(272)	(410)
Proceeds from Nexogy	178	—
Acquisitions of VoIP assets, net of cash received	(12,791)	(10,390)
Net cash used in investing activities	(12,885)	(10,800)
CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings from convertible debt, net of original issuance cost and discounts	806	1,078
Proceeds from sale of stock and warrants	—	34
Borrowings from debt, net of original issuance cost and discounts	15,530	13,036
Principal payments on debt, net	(250)	(1,338)
Principal payments on convertible notes, net	(425)	(266)
Principal payments on related party notes, net	(816)	(169)
Principal payment on equipment financing	20	(63)
Net cash provided by financing activities	14,865	12,312
NET INCREASE IN CASH AND CASH EQUIVALENTS	20	804
CASH AND CASH EQUIVALENTS, beginning of period	1,489	685
CASH AND CASH EQUIVALENTS, end of period	$1,509	$1,489

DIGERATI TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(In thousands)

	For the Years ended July 31,
	2022	2021
SUPPLEMENTAL DISCLOSURES:
Cash paid for interest	$2,508	$1,111
Income tax paid	$—	$—
SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Accrued interest rolled into principal	$970	$—
Beneficial conversion feature on convertible debt	$—	$282
Incentive earnout adjustment on Active PBX acquisition	$120	$—
Debt discount from common stock issued with debt	$120	$147
Debt discount from derivative liabilities	$—	$358
Debt discount from PRG warrant derivative	$—	$6,462
Promissory note reclassed to convertible debt	$—	$15
Capitalization of ROU assets and liabilities – operating	$940	$440
Preferred Stock Series B issued for debt conversion and settlement	$—	$18
Preferred Stock Series C issued for AP settlement	$—	$221
Common Stock issued for debt conversion	$—	$429
Common Stock issued for accounts payable	$—	$60
Dividend declared	$19	$20
Derivative liability resolved to APIC due to debt conversion	$—	$588

See accompanying notes to consolidated financial statements

DIGERATI TECHNOLOGIES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business.

Digerati Technologies, Inc., a Nevada corporation (including our subsidiaries, “we,” “us,” “Company” or “Digerati”), through its operating subsidiaries in Texas, Florida, and California that includes Shift8 Networks, Inc., dba, T3 Communications, T3 Communications, Inc. (both referred to herein as “T3”), Nexogy Inc., and NextLevel Internet, Inc., provides cloud services specializing in Unified Communications as a Service (“UCaaS”) and broadband connectivity solutions for the business market. Our product line includes a portfolio of Internet-based telephony products and services delivered through our cloud application platform and session-based communication network and network services including Internet broadband, fiber, mobile broadband, and cloud WAN solutions (SD WAN). We provide enterprise-class, carrier-grade services to the small-to-medium-sized business (“SMB”) at cost-effective monthly rates. Our UCaaS or cloud communication services include fully hosted IP/PBX, video conferencing, mobile applications, Voice over Internet Protocol (“VoIP”) transport, SIP trunking, and customized VoIP services all delivered Only in the Cloud™.

Principles of Consolidation.

The consolidated financial statements include the accounts of Digerati, and its subsidiaries, which are majority owned by Digerati in accordance with ASC 810-10-05. All significant inter-company transactions and balances have been eliminated.

Cost Method Investment.

On June 14, 2019, the Company, entered into a Stock Purchase Agreement (the “Agreement”) to acquire a 12% minority interest in Itellum Comunicacions Costa Rica, S.R.L. The Company paid $100,000 in cash, issued 500,000 shares of common stock with a market value of $85,000. As result, the Company holds a minority interest in Itellum for an investment of $185,000. The Company has no influence over the operating and financial policies of Itellum. The Company has no controlling interest, is not the primary beneficiary and does not have the ability to exert significant influence. As a result, we accounted for this investment using the measurement alternative, defined as cost, less impairment, plus or minus changes resulting from observable price changes for identical or similar investments of the same issuer.

Use of Estimates.

In preparing financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities in the balance sheet and revenue and expenses in the statement of operations. Actual results could differ from those estimates.

Beneficial conversion features.

The Company evaluates the conversion feature for whether it was beneficial as described in ASC 470-30. The intrinsic value of a beneficial conversion feature inherent to a convertible note payable, which is not bifurcated and accounted for separately from the convertible note payable and may not be settled in cash upon conversion, is treated as a discount to the convertible note payable. This discount is amortized over the period from the date of issuance to the date the note is due using the effective interest method. If the note payable is retired prior to the end of its contractual term, the unamortized discount is expensed in the period of retirement to interest expense. In general, the beneficial conversion feature is measured by comparing the effective conversion price, after considering the relative fair value of detachable instruments included in the financing transaction, if any, to the fair value of the shares of common stock at the commitment date to be received upon conversion.

DIGERATI TECHNOLOGIES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Related parties.

The Company accounts for related party transactions in accordance with ASC 850 (“Related Party Disclosures”). A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

Concentration of Credit Risk.

Financial instruments that potentially subject Digerati to concentration of credit risk consist primarily of trade receivables. In the normal course of business, Digerati provides credit terms to its customers. Accordingly, Digerati performs ongoing credit evaluations of its customers and maintains allowances for possible losses, which, when realized, have been within the range of management’s expectations. Digerati maintains cash in bank deposit accounts, which, at times, may exceed federally insured limits. Digerati has not experienced any losses in such accounts and Digerati does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Revenue Recognition.

The Company recognizes revenue in accordance with Accounting Standards Codification (ASC) 606, Revenues from Contracts with Customers (ASC 606).

Sources of revenue:

Cloud-based hosted Services. The Company recognizes cloud-based hosted services revenue, mainly from subscription services for its cloud telephony applications that includes hosted IP/PBX services, SIP trunking, call center applications, auto attendant, voice, and web conferencing, call recording, messaging, voicemail to email conversion, integrated mobility applications that are device and location agnostic, and other customized applications. Other services include enterprise-class data and connectivity solutions through multiple broadband technologies including cloud WAN or SD-WAN (Software-defined Wide Area Network), fiber, and Ethernet over copper. We also offer remote network monitoring, data backup and disaster recovery services. The Company applies a five-step approach in determining the amount and timing of revenue to be recognized: (1) identifying the contract with a customer, (2) identifying the performance obligations in the contract, (3) determining the transaction price, (4) allocating the transaction price to the performance obligations in the contract and (5) recognizing revenue when the performance obligation is satisfied. Substantially all of the Company’s revenue is recognized at the time control of the products transfers to the customer.

Service Revenue.

Service revenue from subscriptions to the Company’s cloud-based technology platform is recognized over time on a ratable basis over the contractual subscription term beginning on the date that the platform is made available to the customer. Payments received in advance of subscription services being rendered are recorded as a deferred revenue. Usage fees, either bundled or not bundled, are recognized when the Company has a right to invoice. Professional services for configuration, system integration, optimization, customer training and/or education are primarily billed on a fixed-fee basis and are performed by the Company directly. Alternatively, customers may choose to perform these services themselves or engage their own third-party service providers. Professional services revenue is recognized over time, generally as services are activated for the customer.

DIGERATI TECHNOLOGIES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Product Revenue.

The Company recognizes product revenue for telephony equipment at a point in time, when transfer of control has occurred, which is generally upon delivery. Sales returns are recorded as a reduction to revenue estimated based on historical experience.

Disaggregation of Cloud-based hosted revenues.

Summary of disaggregated revenue is as follows (in thousands):

	For the Years ended July 31,
	2022	2021
Cloud software and service revenue	$23,871	$12,153
Product revenue	283	263
Total operating revenues	$24,154	$12,416

Contract Assets.

Contract assets are recorded for those parts of the contract consideration not yet invoiced but for which the performance obligations are completed. The revenue is recognized when the customer receives services or equipment for a reduced consideration at the onset of an arrangement; for example, when the initial month’s services or equipment are discounted. Contract assets are included in prepaid and other current assets in the consolidated balance sheets, depending on if their reduction is recognized during the succeeding 12-month period or beyond. Contract assets as of July 31, 2022, and July 31, 2021, were $6,701 and $17,661, respectively.

Deferred Income.

Deferred income represents billings or payment received in advance of revenue recognition and is recognized upon transfer of control. Balances consist primarily of annual plan subscription services, for services not yet provided as of the balance sheet date. Deferred revenues that will be recognized during the succeeding 12-month period are recorded as current deferred revenues in the consolidated balance sheets, with the remainder recorded as other noncurrent liabilities in the consolidated balance sheets. Deferred income as of July 31, 2022, and July 31, 2021, were $66,167 and $19,984, respectively.

Customer deposits.

The Company in some instances requires customers to make deposits for the last month of services, equipment, installation charges and training. As equipment is installed and training takes places the deposits are then applied to revenue. The deposit for the last month of services is applied to any outstanding balances if services are cancelled. If the customer’s account is paid in full, the Company will refund the full deposit in the month following service termination. As of July 31, 2022, and July 31, 2021, Digerati’s customer deposits balance was $864,345 and $0, respectively. The customer deposit balance is included as part of deferred income on the consolidated balance sheets.

Costs to Obtain a Customer Contract.

Direct incremental costs of obtaining a contract, consisting of sales commissions, are deferred, and amortized over the estimated life of the customer, which currently averages 36 months. The Company calculates the estimated life of the customer on an annual basis. The Company classifies deferred commissions as prepaid expenses or other noncurrent assets based on the timing of when it expects to recognize the expense. As of July 31, 2022, the Company has $184,808 in deferred commissions/contract costs. Sales commissions expensed for the year ended July 31, 2022, and the year ended July 31, 2021, were $2,262,129 and $871,561, respectively. The cost to obtain customer contract balance is included as part of prepaid expenses on the consolidated balance sheets.

DIGERATI TECHNOLOGIES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Direct Costs — Cloud-based hosted Services.

We incur bandwidth and colocation charges in connection with our UCaaS or cloud communication services. The bandwidth charges are incurred as part of the connectivity between our customers to allow them access to our various services. We also incur costs from underlying providers for fiber, internet broadband, and telecommunication circuits in connection with our data and connectivity solutions.

Cash and cash equivalents.

The Company considers all bank deposits and highly liquid investments with original maturities of three months or less to be cash and cash equivalents.

Allowance for Doubtful Accounts.

Bad debt expense is recognized based on management’s estimate of likely losses each year based on past experience and an estimate of current year uncollectible amounts. As of July 31, 2022, and 2021, Digerati’s allowance for doubtful accounts balance was $74,628 and $29,000, respectively.

Property and equipment.

Property and equipment are recorded at cost. Additions are capitalized and maintenance and repairs are charged to expense as incurred. Gains and losses on dispositions of equipment are reflected in operations. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which are one (1) to seven (7) years.

Goodwill.

Goodwill is carried at cost and is not amortized. The Company tests goodwill for impairment on an annual basis at the end of each fiscal year, relying on a number of factors including operating results, business plans, economic projections, anticipated future cash flows and marketplace data. Company management uses its judgment in assessing whether goodwill has become impaired between annual impairment tests according to specifications set forth in ASC 350. The Company completed an evaluation of goodwill at July 31, 2022 and 2021 and determined that there was no impairment.

The fair value of the Company’s reporting unit is dependent upon the Company’s estimate of future cash flows and other factors. The Company’s estimates of future cash flows include assumptions concerning future operating performance and economic conditions and may differ from actual future cash flows. Estimated future cash flows are adjusted by an appropriate discount rate derived from the Company’s market capitalization plus a suitable control premium at date of the evaluation.

The financial and credit market volatility directly impacts the Company’s fair value measurement through the Company’s weighted average cost of capital that the Company uses to determine its discount rate and through the Company’s stock price that the Company uses to determine its market capitalization. Therefore, changes in the stock price may also affect the amount of impairment recorded.

Intangible Assets.

Our intangible assets consist of customer relationships, developed technologies, trademarks and trade name. The Company recognizes an acquired intangible asset apart from goodwill whenever the intangible asset arises from contractual or other legal rights, or when it can be separated or divided from the acquired entity and sold, transferred, licensed, rented, or exchanged, either individually or in combination with a related contract, asset, or liability. The intangible assets are amortized following the patterns in which the economic benefits are consumed or straight-line

DIGERATI TECHNOLOGIES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

over the estimated useful life. We periodically review the estimated useful lives of our intangible assets and review these assets for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. The determination of impairment is based on estimates of future undiscounted cash flows. If an intangible asset is considered to be impaired, the amount of the impairment will be equal to the excess of the carrying value over the fair value of the asset.

Valuation of Goodwill and Intangible Assets.

Goodwill and other intangible assets include the cost of the acquired business in excess of the fair value of the tangible net assets recorded in connection with an acquisition. Other intangible assets include customer relationships, non-compete agreements, and trademarks. The Company uses a third-party specialty valuation firm to value its intangible assets acquired in its business combination and asset acquisitions.

During the year ended July 31, 2022, the Company acquired Skynet Telecom LLC and Next Level Internet, Inc. the acquisitions were accounted for under the purchase method of accounting, with the Company identified as the accounting acquirer. Accordingly, the purchase prices of acquired tangible and intangible assets and liabilities were recorded and allocated at fair value on a relative basis as of acquisition dates. The Company based its estimates on historical experience, discounted cash flows and on various other assumptions that are believed to be reasonable in the circumstances at the time of acquisition, the results of which form the basis for making judgments about the fair value of the intangible assets acquired that are not readily apparent from other sources. The actual results from these acquisitions may differ from these estimates.

Long-Lived Assets.

The Company reviews its long-lived assets, including property and equipment and identifiable intangibles annually or whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine recoverability of its long-lived assets, the Company evaluates the probability that future undiscounted net cash flows will be less than the carrying amount of the assets.

Impairment of Long-Lived Assets.

Digerati reviews the carrying value of its long-lived assets annually or whenever events or changes in circumstances indicate that the value of an asset may no longer be appropriate. Digerati assesses recoverability of the carrying value of the asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and fair value.

Business combinations.

Each investment in a business is being measured and determined whether the investment should be accounted for as a cost-basis investment, an equity investment, a business combination, or a common control transaction. An investment in which the Company does not have a controlling interest and which the Company is not the primary beneficiary but where the Company has the ability to exert significant influence is accounted for under the equity method of accounting. For those investments that we account for in accordance ASC 805, Business Combinations, the Company records the assets acquired and liabilities assumed at the management’s estimate of their fair values on the date of the business combination. The assessment of the estimated fair value of each of these can have a material effect on the reported results as intangible assets are amortized over various lives. Furthermore, according to ASC 805-50-30-5, when accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interests shall initially measure the recognized assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer.

DIGERATI TECHNOLOGIES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Treasury Shares.

As a result of entering into various convertible debt instruments which contained a variable conversion feature with no floor, warrants with fixed exercise price, and convertible notes with fixed conversion price or with a conversion price floor, we reserved 30,000,000 treasury shares for consideration for future conversions and exercise of warrants. The Company will evaluate the reserved treasury shares on a quarterly basis, and if necessary, reserve additional treasury shares. As of July 31, 2022, we believe that the treasury share reserved are sufficient for any future conversions of these instruments. As a result, these debt instruments and warrants are excluded from derivative consideration.

Derivative financial instruments.

Digerati does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. However, Digerati analyzes its convertible instruments and free-standing instruments such as warrants for derivative liability accounting.

For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date. Any changes in fair value are recorded as non-operating, non-cash income or expense for each reporting period. For derivative notes payable conversion options and warrants Digerati uses the Black-Scholes option-pricing model to value the derivative instruments.

The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument is probable within the next 12 months from the balance sheet date.

Fair Value of Financial Instruments.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A fair value hierarchy is used which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The fair value hierarchy based on the three levels of inputs that may be used to measure fair value are as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation.

For certain of our financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, the carrying amounts approximate fair value due to the short maturity of these instruments. The carrying value of our long-term debt approximates its fair value based on the quoted market prices for the same or similar issues or the current rates offered to us for debt of the same remaining maturities.

Our derivative liabilities as of July 31, 2022, and 2021 of $10,588,000 and $16,773,000, respectively.

DIGERATI TECHNOLOGIES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The following table provides the fair value of the derivative financial instruments measured at fair value using significant unobservable inputs:

		Fair value measurements at reporting date using:
Description	Fair Value	Quoted prices in active markets for identical liabilities (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Convertible promissory notes derivative liability at July 31, 2021	$16,773,383	—	—	$16,773,383
Convertible promissory notes derivative liability at July 31, 2022	$10,587,717	—	—	$10,587,717

The fair market value of all derivatives during the year ended July 31, 2022, was determined using the Black-Scholes option pricing model which used the following assumptions:

Expected dividend yield	0.00%
Expected stock price volatility	63.32% – 250.19%
Risk-free interest rate	0.03% – 2.98%
Expected term	0.05 – 9.50 years

The fair market value of all derivatives during the year ended July 31, 2021, was determined using the Black-Scholes option pricing model which used the following assumptions:

Expected dividend yield	0.00%
Expected stock price volatility	125.60% – 283.01%
Risk-free interest rate	0.05% – 1.65%
Expected term	0.03 – 10.00 years

The following table provides a summary of the changes in fair value of the derivative financial instruments measured at fair value on a recurring basis using significant unobservable inputs:

Balance at July 31, 2020	$606,123
Derivative from new convertible promissory notes and warrants recorded as debt discount	6,820,108
Derivative liability resolved to additional paid in capital due to debt conversion	(588,097)
Derivative loss	9,935,249
Balance at July 31, 2021	$16,773,383
Derivative gain	(6,185,666)
Balance at July 31, 2022	$10,587,717

Income taxes.

Digerati recognizes deferred tax assets and liabilities based on differences between the financial reporting and tax basis of assets and liabilities using the enacted tax rates and laws that are expected to be in effect when the differences are expected to be recovered. Digerati provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

DIGERATI TECHNOLOGIES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Since January 1, 2007, Digerati accounts for uncertain tax positions in accordance with the authoritative guidance issued by the Financial Accounting Standards Board on income taxes which addresses how an entity should recognize, measure and present in the financial statements uncertain tax positions that have been taken or are expected to be taken in a tax return. Pursuant to this guidance, Digerati recognizes a tax benefit only if it is “more likely than not” that a particular tax position will be sustained upon examination or audit. To the extent the “more likely than not” standard has been satisfied, the benefit associated with a tax position is measured as the largest amount that is greater than 50% likely of being realized upon settlement. As of July 31, 2022, we have no liability for unrecognized tax benefits.

Stock-based compensation.

Stock-based compensation.    The Company accounts for its share-based awards under ASC 718, Compensation — Stock Compensation. Employee and non-employee stock-based compensation is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the requisite service period. During FY 2022 and 2021, the Company issued 1,500,000 common shares and 7,858,820 common shares, respectively to professionals for exchange of services and various employees as part of our profit sharing-plan contribution and stock in lieu of cash. During FY 2022 and 2021 we recognized stock-based compensation expense of $125,250 and $264,712, respectively equivalent to the market value of the shares issued calculated based on the share’s closing price at the grant dates. During FY 2022 we recognized stock-based compensation expense of $97,863 related to stock options previously issued to various employees.

Basic and diluted net income (loss) per share.

The basic net loss per common share is computed by dividing the net loss by the weighted average number of common shares outstanding. Diluted net loss per common share is computed by dividing the net loss adjusted on an “as if converted” basis, by the weighted average number of common shares outstanding plus potential dilutive securities. For the years ended July 31, 2022, and 2021, potential dilutive securities including options and warrants were not included in the calculation of diluted net loss per common share as their effect would be anti-dilutive due to the Company’s net loss. Potential dilutive securities, which are not included in dilutive weighted average shares are as follows:

	7/31/2022	7/31/2021
Options to purchase common stock	9,130,000	9,230,000
Warrants to purchase common stock	108,841,179	109,506,179
Convertible debt	43,628,667	20,506,684
Convertible Series A Preferred stock	750,000	750,000
Convertible Series B Preferred stock	25,575,847	24,936,847
Convertible Series C Preferred stock	31,259,369	30,478,369
Total:	219,185,062	195,408,079

Noncontrolling interest.

The Company follows Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 810, Consolidation, which governs the accounting for and reporting of non-controlling interests (“NCIs”) in partially owned consolidated subsidiaries and the loss of control of subsidiaries. Certain provisions of this standard indicate, among other things, that NCIs be treated as a separate component of equity, not as a liability, that increases and decreases in the parent’s ownership interest that leave control intact be treated as equity transactions rather than as step acquisitions or dilution gains or losses, and that losses of a partially owned consolidated subsidiary be allocated to the NCI even when such allocation might result in a deficit balance. The net income (loss) attributed to the NCI is separately designated in the accompanying consolidated statements of operations and other comprehensive income (loss).

DIGERATI TECHNOLOGIES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

On May 1, 2018, T3 Communications, Inc. (“T3”), a Nevada Corporation, entered into a Stock Purchase Agreement (’SPA”), whereby in an exchange for $250,000, T3 agreed to sell to the buyers 199,900 shares of common stock equivalent to 19.99% of the issued and outstanding common share of T3 Communications, Inc. The $250,000 of the cash received under this transaction was recognized as an adjustment to the carrying amount of the noncontrolling interest and as an increase in additional paid-in capital in T3. At the option of the Company, and for a period of five years following the date of the SPA, the 199,900 shares of common stock in T3 may be converted into Common Stock of Digerati at a ratio of 3.4 shares of DTGI Common stock for everyone (1) share of T3 at any time after the DTGI Common Stock has a current market price of $1.50 or more per share for 20 consecutive trading days.

For the years ended July 31, 2022, and 2021, the Company accounted for a noncontrolling interest of $1,341,000 and $332,000, respectively. Additionally, one of the buyers serves as a Board Member of T3 Communications, Inc., a Florida Corporation, one of our operating subsidiaries.

Recently issued accounting pronouncements.

In the fourth quarter of fiscal year 2022, the Company early adopted ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which generally required an acquirer, in a business combination, to recognize and measure the acquired contract assets and liabilities consistent with how they were recognized and measured in the acquiree’s financial statements. We applied the provisions of ASU 2021-08 to the acquisitions of Next Level Internet, Inc. and Skynet Telecom LLC.

Recent accounting pronouncements, other than below, issued by the FASB (including its Emerging Issues Task Force), the AICPA and the SEC did not, or are not, believed by management to have a material effect on the Company’s present or future financial statements. In August 2020, the FASB issued “ASU 2020-06, Debt with Conversion and Other Options (Subtopic 47020) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40)” which simplifies the accounting for convertible instruments. The guidance removes certain accounting models which separate the embedded conversion features from the host contract for convertible instruments. Either a modified retrospective method of transition or a fully retrospective method of transition is permissible for the adoption of this standard. Update No. 2020-06 is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted no earlier than the fiscal year beginning after December 15, 2020. The Company is currently evaluating the potential impact of this ASU on its financial statements.

NOTE 2 — GOING CONCERN

Financial Condition

The Company’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. Since the Company’s inception in 1993, the Company has incurred net losses and accumulated a deficit of approximately $113,393,000 and a working capital deficit of approximately $29,323,000 which raises substantial doubt about Digerati’s ability to continue as a going concern.

Management Plans to Continue as a Going Concern

Management believes that available resources as of July 31, 2022, will not be sufficient to fund the Company’s operations and corporate expenses over the next 12 months. The Company’s ability to continue to meet its obligations and to achieve its business objectives is dependent upon, and other things, raising additional capital, issuing stock-based compensation to certain members of the executive management team in lieu of cash, or generating sufficient revenue in excess of costs. At such time as the Company requires additional funding, the Company will seek to secure such best-efforts funding from various possible sources, including equity or debt financing, sales of assets, or collaborative arrangements. If the Company raises additional capital through the issuance of equity securities or securities convertible into equity, stockholders will experience dilution, and such securities may have rights, preferences, or privileges senior to those of the holders of common stock or convertible senior notes. If the Company raises additional funds by issuing

DIGERATI TECHNOLOGIES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — GOING CONCERN (cont.)

debt, the Company may be subject to limitations on its operations, through debt covenants or other restrictions. If the Company obtains additional funds through arrangements with collaborators or strategic partners, the Company may be required to relinquish its rights to certain technologies. There can be no assurance that the Company will be able to raise additional funds or raise them on acceptable terms. If the Company is unable to obtain financing on acceptable terms, it may be unable to execute its business plan, the Company could be required to curtail its operations, and the Company may not be able to pay off its obligations, if and when they come due.

We are currently taking initiatives to reduce our overall cash deficiencies on a monthly basis. During fiscal 2022 certain members of our executive management team have taken a significant portion of their compensation in common stock to reduce the depletion of our available cash. To strengthen our business, we intend to adopt best practices from our recent acquisitions and invest in a marketing and sales strategy to grow our monthly recurring revenue; we anticipate utilizing our value-added resellers and channel partners to tap into new sources of revenue streams; and we have also secured numerous agent agreements through our recent acquisitions that we anticipate will accelerate revenue growth. In addition, we will continue to focus on selling a greater number of comprehensive services to our existing customer base. Further, in an effort to increase our revenues, we will continue to evaluate the acquisition of various assets with emphasis in VoIP Services and Cloud Communication Services. As a result, during the due diligence process we anticipate incurring significant legal and professional fees.

We have been successful in raising debt and equity capital in the past and as described in Notes 10, 11 and 12. We have financing efforts in place to continue to raise cash through debt and equity offerings. Although we have successfully completed financings and reduced expenses in the past, we cannot assure you that our plans to address these matters in the future will be successful.

The current Credit Agreement with Post Road will allow the Company to continue acquiring UCaaS service providers that meet the Company’s acquisition criteria. Management anticipates that future acquisitions will provide additional operating revenues to the Company as it continues to execute on its consolidation strategy. There can be no guarantee that the planned acquisitions will close or that they will produce the anticipated revenues on the schedule anticipated by management.

The Company will continue to work with various funding sources to secure additional debt and equity financings. However, Digerati cannot offer any assurance that it will be successful in executing the aforementioned plans to continue as a going concern.

Digerati’s consolidated financial statements as of July 31, 2022, do not include any adjustments that might result from the inability to implement or execute Digerati’s plans to improve our ability to continue as a going concern.

NOTE 3 — INTANGIBLE ASSETS

Below are summarized changes in intangible assets at July 31, 2022, and July 31, 2021:

July 31, 2022	Gross Carrying Value	Accumulated Amortization	Net Carrying Amount
NetSapiens – license, 10 years	$150,000	$(150,000)	$—
Customer relationships, 5 years	40,000	(36,684)	3,316
Customer relationships, 7 years	10,947,262	(2,573,052)	8,374,210
Trademarks, 7 & 10 years	7,148,000	(993,806)	6,154,194
Non-compete, 2 & 3 years	931,000	(394,583)	536,417
Marketing & Non-compete, 5 years	800,263	(679,980)	120,283
Total Definite-lived Intangible Assets	20,016,525	(4,828,105)	15,188,420
Goodwill	19,380,080	—	19,380,080
Balance, July 31, 2022	$39,396,605	$(4,828,105)	$34,568,500

DIGERATI TECHNOLOGIES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — INTANGIBLE ASSETS (cont.)

July 31, 2021	Gross Carrying Value	Accumulated Amortization	Net Carrying Amount
NetSapiens – license, 10 years	$150,000	$(150,000)	$—
Customer relationships, 5 years	40,000	(28,672)	11,328
Customer relationships 7 years	6,790,000	(1,310,720)	5,479,280
Trademarks, 7 years	2,870,000	(307,500)	2,562,500
Non-compete, 2 & 3 years	291,000	(97,500)	193,500
Marketing & Non-compete, 5 years	800,000	(520,000)	280,000
Total Definite-lived Intangible Assets	10,941,000	(2,414,392)	8,526,608
Goodwill	3,931,298	—	3,931,298
Balance, July 31, 2021	$14,872,298	$(2,414,392)	$12,457,906

Total amortization expense for the year ended July 31, 2022, and 2021 was $2,448,274 and $1,396,214, respectively.

NOTE 4 — PROPERTY AND EQUIPMENT

Following is a summary of Digerati’s property and equipment at July 31, 2022 and 2021 (in thousands):

	Useful lives	2022	2021
Telecom equipment & software	1 – 7 years	$2,878	$1,345
Less: accumulated depreciation		(1,231)	(816)
Net-property and equipment		$1,647	$529

NOTE 5 — INCOME TAXES

Digerati files a consolidated tax return. The current tax year is subject to examination by the Internal Revenue Service and certain state taxing authorities. As of July 31, 2022, Digerati had net operating loss carryforwards of approximately $26,356,740 to reduce future federal income tax liabilities; net loss from 2018 and on will be carryforward indefinitely, the net loss carryforwards prior to 2018 started expiring in 2021. Under the enacted Tax Cuts and Jobs Act (TCJA), the new effective Corporate flat tax rate is 21% (effective for tax years beginning after December 31, 2017). Income tax benefit (provision) for the years ended July 31, 2022, and 2021 are as follows:

The effective tax rate for Digerati is reconciled to statutory rates as follows:

	2022	2021
Expected Federal benefit (provision), at statutory rate	21.0%	21.0%
Change in valuation allowance	(21.0)%	(21.0)%
	0.0%	0.0%

Deferred tax assets are comprised of the following as of July 31, 2022 and 2021:

	2022	2021
Net operating loss carryover	$5,534,915	$3,242,773
Valuation allowance	(5,534,915)	(3,242,773)
Total deferred tax asset, net	$—	$—

The change in the valuation allowance for 2022 resulted in an increase of approximately $2,292,142. Management has evaluated and concluded that there are no significant uncertain tax positions requiring recognition in Digerati’s consolidated financial statements. The current year remains open to examination by the major taxing jurisdictions in which Digerati is subject to tax. The Company files a calendar year return, and the net operating loss was adjusted for the fiscal year ended July 31, 2022.

DIGERATI TECHNOLOGIES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — INCOME TAXES (cont.)

The federal and state NOLs may be subject to certain limitations under Section 382 of the Internal Revenue Code, which could significantly restrict the Company’s ability to use the NOLs to offset taxable income in subsequent years.

We record unrecognized tax benefits as liabilities in accordance with ASC 740 and adjust these liabilities when our judgment changes as a result of the evaluate on new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the unrecognized tax benefit liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which new information is available.

NOTE 6 — STOCK-BASED COMPENSATION

In November 2015, the Company adopted the Digerati Technologies, Inc. 2015 Equity Compensation Plan (the “Plan”). The Plan authorizes the grant of up to 7.5 million stock options, restricted common shares, non-restricted common shares and other awards to employees, directors, and certain other persons. The Plan is intended to permit the Company to retain and attract qualified individuals who will contribute to the overall success of the Company. The Company’s Board of Directors determines the terms of any grants under the Plan. Exercise prices of all stock options and other awards vary based on the market price of the shares of common stock as of the date of grant. The stock options, restricted common stock, non-restricted common stock, and other awards vest based on the terms of the individual grant.

During the year ended July 31, 2022, the Company extended the expiration date on 1,150,000 previously issued stock options to various employees until July 31, 2025, and the exercise price of these options was set at $0.11 per share. The modification of these stock options created a nominal expense to the Company.

During the year ended July 31, 2021, we issued:

•        7,858,820 shares of common stock to various employees for services in lieu of cash compensation and as part of the Company’s Non-Standardized profit-sharing plan. The Company recognized stock-based compensation expense of $264,712 equivalent to the value of the shares calculated based on the share’s closing price at the grant dates.

•        4,230,000 options to purchase common shares to various employees with an exercise price ranging from $0.042 to $0.1475 per share and a term of 5 years. At issuance, 200,000 of the options vested, 400,000 of the options will vest equally over a period of two years, and 3,630,000 of the options will vest equally over a period of three years. At issuance the stock options had a fair market value of $267,343.

The fair market value of all options issued during the year ended July 31, 2021, were determined using the Black-Scholes option pricing model which used the following assumptions:

Expected dividend yield	0.00%
Expected stock price volatility	197.71% – 198.82%
Risk-free interest rate	0.22% – 0.34%
Expected term	2.0 – 3.0 years.

Digerati recognized approximately $98,000 and $399,500 in stock-based compensation expense to employees during the years ended July 31, 2022, and 2021, respectively. Unamortized compensation cost totaled $97,972 and $195,835 at July 31, 2022, and July 31, 2021, respectively.

DIGERATI TECHNOLOGIES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 — STOCK-BASED COMPENSATION (cont.)

A summary of the stock options as of July 31, 2022, and July 31, 2021, and the changes during the years ended July 31, 2022, and July 31, 2021:

	Options	Weighted- average exercise price	Weighted- average remaining contractual term (years)
Outstanding at July 31, 2020	5,000,000	$0.27	2.66
Granted	4,230,000	$0.05	4.39
Exercised	—	—	—
Forfeited and cancelled	—	—	—
Outstanding at July 31, 2021	9,230,000	$0.17	2.93
Granted	—	—	—
Exercised	—	—	—
Forfeited and cancelled	(100,000)	$0.25	—
Outstanding at July 31, 2022	9,130,000	$0.17	2.39
Exercisable at July 31, 2022	7,551,179	$0.20	2.11

The aggregate intrinsic value (the difference between the Company’s closing stock price on the last trading day of the period and the exercise price, multiplied by the number of in-the-money options) of the 9,130,000 and 9,230,000 stock options outstanding at July 31, 2022 and July 31, 2021 was $191,722 and $392,891, respectively.

The aggregate intrinsic value of the 7,551,179 and 6,091,863 stock options exercisable at July 31, 2022 and July 31, 2021 was $110,380 and $91,978, respectively.

NOTE 7 — WARRANTS

During the year ended July 31, 2022, the Company did not issue any warrants.

During the year ended July 31, 2021, we issued the following warrants.

On November 17, 2020, the Company issued 107,701,179 Warrants to Post Road Special Opportunity Fund II LP (the “Warrant”) to purchase, initially, twenty-five percent (25%) of the Company’s total shares (the “Warrant”), calculated on a fully-diluted basis as of the date of issuance (the “Warrant Shares”) and subject to a reduction to fifteen percent (15%) as described below.

The number of Warrant Shares is adjustable to allow the holder to maintain, subject to certain share issuances that are exceptions, the right to purchase twenty-five percent (25%) of the Company’s total shares, calculated on a fully-diluted basis. The Warrant has an exercise price of $0.01 per share and the Warrant expires on November 17, 2030. Seventy-five percent (75%) of the Warrant Shares are immediately fully vested and not subject to forfeiture at any time for any reason. The remaining twenty-five percent (25%) of the Warrant Shares are subject to forfeiture based on the Company achieving certain performance targets which, if achieved, would result in twenty percent (20%) warrant coverage. If the minority shareholders of T3 Nevada convert their T3 Nevada shares into shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), the Warrant Shares percentage shall also be lowered such that when combined with the achievement of the performance targets, the warrant coverage could be reduced to fifteen percent (15%).

In connection with the issuance of the Warrant, the three executives of the Company, Art Smith, Antonio Estrada, and Craig Clement entered into a Tag-Along Agreement (the “Tag-Along Agreement”) whereby they agreed that the holder of the Warrant or Warrant Share will have the right to participate or “tag-along” in any agreements to sell any shares of their Common Stock that such executives enter into. The Company also agreed, in connection with the issuance of the Warrant and pursuant to a Board Observer Agreement (the “Board Observer Agreement”), to

DIGERATI TECHNOLOGIES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 — WARRANTS (cont.)

grant Post Road the right to appoint a representative to each of the boards of directors of the Company and each of its subsidiaries, to attend all board meeting in a non-voting observer capacity. In addition, at issuance the Company recognized $6,462,050 in derivative liability associated with these warrants.

A summary of the warrants as of July 31, 2022, and 2021, and the changes during the years ended July 31, 2022, and 2021 are presented below:

	Warrants	Weighted- average exercise price	Weighted- average remaining contractual term (years)
Outstanding at July 31, 2020	2,540,000	$0.33	1.61
Granted	107,701,179	$0.01	9.50
Exercised	(330,000)	$0.10	—
Expired	(405,000)	$0.50	—
Outstanding at July 31, 2021	109,506,179	$0.01	9.17
Exercised	—	—	—
Expired	(665,000)	$0.18	—
Outstanding at July 31, 2022	108,841,179	$0.01	8.21
Exercisable at July 31, 2022	81,615,885	$0.01	8.22

The aggregate intrinsic value (the difference between the Company’s closing stock price on the last trading day of the period and the exercise price, multiplied by the number of in-the-money warrants) of the 108,841,179 and 109,506,179 warrants outstanding at July 31, 2022 and July 31, 2021 was $9,002,606 and $14,795,002, respectively.

The aggregate intrinsic value of the 81,615,885 and 82,280,885 warrants exercisable at July 31, 2022 and July 31, 2021 was $6,757,037 and $11,108,930, respectively.

NOTE 8 — NON-STANDARDIZED PROFIT-SHARING PLAN

We currently provide a Non-Standardized Profit-Sharing Plan, adopted September 15, 2006. Under the plan our employees qualify to participate in the plan after one year of employment. Contributions under the plan are based on 25% of the annual base salary of each eligible employee up to $54,000 per year. Contributions under the plan are fully vested upon funding.

During the years ended July 31, 2022, and July 31, 2021, the Company issued 0 and 7,608,820 respectively, common shares to various employees as part of the Company’s profit-sharing plan contribution.

The Company recognized stock-based compensation expense for July 31, 2022, and July 31, 2021, of $0 and $247,287, respectively, equivalent to the value of the shares calculated based on the share’s closing price at the grant dates.

NOTE 9 — SIGNIFICANT CUSTOMERS

During the years ended July 31, 2022, and 2021, the Company did not derive revenues of 10% or more from any single customer.

As of the year ended July 31, 2022, and 2021, the Company did not have outstanding accounts receivable of 10% or more from any single customer.

DIGERATI TECHNOLOGIES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — NOTES PAYABLE NON-CONVERTIBLE

On October 22, 2018, the Company issued a secured promissory note for $50,000, bearing interest at a rate of 8% per annum, with maturity date of December 31, 2018. The maturity date was extended multiple times and subsequently on September 8, 2022, the lender agreed to extend the maturity until January 31, 2023. The promissory note is secured by a Pledge and Escrow Agreement, whereby the Company agreed to pledge rights to a collateral due under certain Agreement. The principal outstanding balance as of July 31, 2022, and July 31, 2021, was $50,000.

Credit Agreement and Notes

On November 17, 2020, T3 Nevada (a majority owned subsidiary of the Company) and T3 Nevada’s subsidiaries (T3 Nevada and its subsidiaries, collectively, “the T3 Nevada Parties”) entered into a credit agreement (the “Credit Agreement”) with Post Road Administrative LLC (the “Agent”) and its affiliate Post Road Special Opportunity Fund II LLP (collectively, “Post Road”). The Company is a party to certain sections of the Credit Agreement. Pursuant to the Credit Agreement, Post Road will provide T3 Nevada with a secured loan of up to $20,000,000, with initial loans of $10,500,000 pursuant to the issuance of a Term Loan A Note and $3,500,000 pursuant to the issuance of a Term Loan B Note, each funded on November 17, 2020, and an additional $6,000,000 on loans, in increments of $1,000,000 as requested by T3 Nevada before the 18 month anniversary of the initial funding date to be lent pursuant to the issuance of a Delayed Draw Term Note. After payment of transaction-related expenses and closing fees of $964,000, net proceeds to the Company from the Note totaled $13,036,000. The Company recorded these discounts and cost of $964,000 as a discount to the Notes and will be amortized as interest expense over the term of the notes.

During the year ended July 31, 2022, the Company amortized $1,294,201 of the total debt discount as interest expense for the Term Loan A Note and the Term Loan B Note. The total debt discount outstanding on the notes as of July 31, 2022, and July 31, 2021, were $0 and $5,355,322, respectively.

Term Loan A Note with a maturity date of November 17, 2024, and an interest rate of LIBOR (with a minimum rate of 1.5%) plus twelve percent (12%). Term Loan A is non-amortized (interest only payments) through the maturity date and contains an option for the Company to pay interest in kind (PIK) for up to five percent (5%) of the interest rate in year one, four percent (4%) in year two and three percent (3%) in year three.

Term Loan B had a maturity date of December 31, 2021, and an interest rate of LIBOR (with a minimum rate of 1.5%) plus twelve percent (12%). Term Loan B is non-amortized (interest only payments) through the maturity date and contains an option for the Company to pay interest in kind (PIK) for up to five percent (5%) of the interest rate in year one, four percent (4%) in year two and three percent (3%) in year three. The Term Loan B was recapitalized under the revised A&R Term Loan A Note as indicated below.

On December 20, 2021, T3 Nevada and Post Road entered into an amendment to the Credit Agreement (the “Amendment”) in connection with which T3 Nevada issued an Amended and Restated Term Loan A Note (the “A&R Term Loan A Note”) in replacement of the Term Loan A Note. Under the First Amendment, the Term Loan B Note principal of $3,500,000, accrued interest of $187,442, and amendment fee of $1,418,744 were recapitalized under the revised A&R Term Loan A Note.

Pursuant to the First Amendment, the additional proceeds of $6,000,000 were used to fund the acquisition of Skynet Telecom LLC’s assets and for general corporate and working capital purposes as well as professional fees and other fees and expenses with respect to the transactions contemplated by the Amendment. The Company evaluated the amendment and the recapitalization of the notes and accounted for these changes as an extinguishment of debt and recognized a loss on extinguishment of debt of $5,479,865, the loss is composed of the full amortization debt discount of $4,061,121, and the amendment fees of $1,418,744.

The A&R Term Loan A Note has maturity dates of November 17, 2024, and an interest rate of LIBOR (with a minimum rate of 1.5%) plus twelve percent (12%). The principal balance and accrued PIK interest outstanding on the A&R Term Loan A Note were $22,168,515 and $530,672, respectively as of July 31, 2022.

DIGERATI TECHNOLOGIES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — NOTES PAYABLE NON-CONVERTIBLE (cont.)

On February 4, 2022, the T3 Nevada Parties and Post Road agreed that Post Road would provide T3 Nevada with a secured loan of $10,000,000 pursuant to a Term Loan C Note. The proceeds of $10,000,000 were used to fund the acquisition of Next Level and for general corporate and working capital purposes as well as professional fees and other fees and expenses with respect to the transactions contemplated by the Amendment. At issuance the company recognized $250,000 in OID and $220,000 in debt issuance cost which will be amortized over the term of the note. The total unamortized debt discount was $313,334. The principal balance and accrued PIK interest outstanding on the Term Loan C Note were $10,000,000 and $199,413, respectively as of July 31, 2022.

The Term Loan C Note has a maturity date of August 4, 2023, and an interest rate of LIBOR (with a minimum rate of 1.5%) plus twelve percent (12%).

The Credit Agreement contains customary representations, warranties, and indemnification provisions. The Credit Agreement also contains affirmative and negative covenants with respect to operation of the business and properties of the loan parties as well as financial performance. Below are key covenants requirements, (measured quarterly):

1.      Maximum Allowed — Senior Leverage Ratio of 4.06 to 1.00

2.      Minimum Allowed — EBITDA of $3,719,589

3.      Minimum Allowed — Liquidity of $2,000,000

4.      Maximum Allowed — Capital Expenditures of $94,798 (Quarterly)

5.      Minimum Allowed — Fixed Charge Coverage Ratio of 1.5 to 1.00

6.      Maximum Allowed — Churn of 3.00% at any time

On June 13, 2022, the lender agreed to forbear the financial covenants that were not complied with during the quarter ended April 30, 2022. Subsequentially, on October 17, 2022, the lender agreed to forbear the financial covenants that were not complied with during the year and quarter ended July 31, 2022.

T3 Nevada’s obligations under the Credit Agreement are secured by a first-priority security interest in all of the assets of T3 Nevada and guaranteed by the other subsidiaries of the Company pursuant to the Guaranty and Collateral Agreement, dated November 17, 2020, subsequently amended on December 31, 2021, and February 4, 2022, by and among T3 Nevada, T3’s Nevada’s subsidiaries, and the Agent (the “Guaranty and Collateral Agreement”). In addition, T3 Nevada’s obligations under the Credit Agreement are, pursuant to a Pledge Agreement (the “Pledge Agreement”), secured by a pledge of a first priority security interest in T3 Nevada’s 100% equity ownership of each of T3 Nevada’s operating companies.

Promissory Notes — Next Level Internet Acquisition

On February 4, 2022, as per the acquisition of Next Level Internet, Inc. (“Next Level” or “NLI”), the Company entered into two unsecured promissory notes (the “Unsecured Adjustable Promissory Notes”) for $1,800,000 and $200,000, respectively. The notes are payable in eight equal quarterly installments in the aggregate amount of $250,000 each commencing on June 4, 2022, through and including March 7, 2024, with a base annual interest rate of 0% and a default annual interest rate of 18%. The amount owed is subject to change based on certain revenue milestones required to be achieved by Next Level. At issuance, the Company fair valued the notes and recognized a debt discount of $241,000 which is amortized over the term of the notes. The Company amortized $60,250 to interest expense during the year ended July 31, 2022. Total unamortized debt discount on the notes as of July 31, 2022, was $180,750. During the year ended July 31, 2022, the Company made a principal payment of $250,000. The total principal balance outstanding as of July 31, 2022, on the Unsecured Adjustable Promissory Notes was $1,750,000.

DIGERATI TECHNOLOGIES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — RELATED PARTY TRANSACTIONS

During the years ended July 31, 2022, and 2021, the Company provided VoIP Hosted and fiber services to a company owned by one of the Board members of T3 Communications, Inc., a Florida corporation, for $194,547 and $175,606, respectively. In addition, the Company also leases a Colo facility from a company owned by a board member of T3 Communications Inc. For the years ended July 31, 2022, and 2021, the Company paid $157,935 and $88,143, respectively.

On November 17, 2020, as a result of the acquisition of ActiveServe’s asset, the two sellers became related parties as they continued to be involved as consultants to manage the customer relationship, the Company paid on an annual basis $90,000 to each of the consultants. These agreements expired as of January 17, 2022, and the parties agreed not to extend. As of July 31, 2022, there’s no balance outstanding under the consulting agreements. In addition, part of the Purchase Price is payable in 8 equal quarterly payments to the sellers. During the year ended July 31, 2022, the Company paid $716,181 of the principal balance outstanding. On January 7, 2022, the Company recognized a reduction of $120,621 on the note balance due to the sellers not achieving certain requirement under the “Customer renewal Value”. As a result, the Company recognized a reduction of $120,621 in Goodwill associated with the ActiveServe asset acquisition. On July 31, 2022, the Company recognized a reduction of $24,989 on the note balance due to the sellers not achieving certain requirement under the monthly recurring revenue target. As a result, the Company recognized $24,989 in the Other Income/Expense section of the Statement of Operations. The total principal outstanding on the notes as of July 31, 2022, and July 31, 2021, were $272,500 and $1,134,291, respectively.

On December 31, 2021, as a result of the acquisition of Skynet Telecom LLC’s assets, the two sellers became related parties as they continued to be involved as consultants for 12 months to manage the customer relationship, the Company will pay on an annual basis $100,000 to each of the consultants. As of July 31, 2022, there is no outstanding balance owed to the consultants. Part of the Purchase Price of $600,000 (the “Earn-out Amount”) was retained by the Company at the closing and will be paid to the sellers in 6 equal quarterly payments. An additional $100,000 (the “Holdback Amount”) was retained by the Company at the closing and will be paid to the sellers in accordance with the Skynet Telecom LLC asset purchase agreement. During the year ended July 31, 2022, the Company paid $100,000 of the principal balance outstanding. The Earn-out Amounts were fair valued at the acquisition date and the Company recognized a debt discount of $62,417. The Company amortized $22,731 of debt discount as interest expense during the year ended July 31, 2022. The unamortized debt discount as of July 31, 2022, was $39,686. The total balance outstanding on the Earn-out Amounts as of July 31, 2022, was $600,000.

On November 17, 2020, Digerati’s Board of Directors approved the issuance of the following shares of Series F Super Voting Preferred Stock to officer:

•        Arthur L. Smith — 34 shares of Series F Super Voting Preferred Stock

•        Antonio Estrada — 33 shares of Series F Super Voting Preferred Stock

•        Craig Clement — 33 shares of Series F Super Voting Preferred Stock

Acquisition Payable — Skynet

As part of the acquisition of Skynet Telecom LLC’s assets, the Company will pay to the Sellers $1,000,000 (the “Share Payment”) by issuance of restricted shares of the Company’s common stock to the Owners. On September 1, 2022, the Company and Sellers amended the Asset Purchase Agreement. In accordance with the amended agreement, the Share Payment will be made via the issuance of shares on the earlier of (i) the effective date of that certain Registration Statement on Form S-1 filed by the Company with the Securities and Exchange Commission on August 11, 2021 (in which case the stock will be valued at the price set forth in the prospectus that is a part of such Registration Statement, without underwriter discounts) and (ii) April 30, 2023 (in which case the stock will be valued at the average of the last transaction price on the OTCQB for each of the 10 trading days immediately preceding such issuance date). The total principal balance outstanding on the acquisitions payable as of July 31, 2022, was $1,000,000.

DIGERATI TECHNOLOGIES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — CONVERTIBLE NOTES PAYABLE

As of July 31, 2022, and July 31, 2021, convertible notes payable consisted of the following:

CONVERTIBLE NOTES PAYABLE NON-DERIVATIVE	July 31, 2022	July 31, 2021

On October 13, 2020, the Company entered into a variable convertible promissory note with an aggregate principal amount of $330,000, annual interest rate of 8% and an original maturity date of October 13, 2021, the maturity date was extended until December 15, 2021, and subsequently the maturity date was extended until July 31, 2022. After payment of transaction-related expenses and closing fees of $32,000, net proceeds to the Company from the Note totaled $298,000. The Company recorded $32,000 as a discount to the Note and amortized over the term of the note. In connection with the execution of the note, the Company issued 1,000,000 shares of our common stock to the note holder, at the time of issuance, the Company recognized the relative fair market value of the shares of $45,003 as debt discount, and it will be amortized to interest expense during the term of the promissory note. Additionally, the Company recognized $134,423 as debt discount for the intrinsic value of the conversion feature, and it will be amortized to interest expense during the term of the promissory note. The Company analyzed the Note for derivative accounting consideration and determined that since the note has a fix conversion price at issuance, it does not require to be accounted as a derivative instrument. The Company will evaluate every reporting period and identify if any default provisions and other requirements triggered a variable conversion price and if the note needs to be classified as a derivative instrument. On September 28, 2022, the lender agreed to extend the maturity date until February 28, 2023. The Company amortized $17,620 as interest expense during the year ended July 31, 2022. The total unamortized discount on the Note as of July 31, 2022, and July 31, 2021, were $0 and $17,620, respectively. The total principal balance outstanding as of July 31, 2022, and July 31, 2021, was $165,000. (See below variable conversion terms No.1)

	$165,000	$165,000

On January 27, 2021, the Company entered into a variable convertible promissory note with an aggregate principal amount of $250,000, annual interest rate of 8% and a maturity date of January 27, 2022. In connection with the execution of the note, the Company issued 500,000 shares of our common stock to the note holder, at the time of issuance, the Company recognized the relative fair market value of the shares of $24,368 as debt discount, and it will be amortized to interest expense during the term of the promissory note. Additionally, the Company recognized $44,368 as debt discount for the intrinsic value of the conversion feature, and it will be amortized to interest expense during the term of the promissory note. The Holder may elect to convert up to 100% of the principal amount outstanding and any accrued interest on the Note into Common Stock at any time after 180 days of funding the Note. The Conversion Price shall be the greater of $0.05 or 75% of the lowest daily volume weighted average price (“VWAP”) for the ten (10) trading day period immediately preceding the conversion date. The Holder shall, in its sole discretion, be able to convert any amounts due hereunder at a twenty-five percent (25%) discount to the per share price of the Qualified Uplisting Financing. The Company analyzed the Note for derivative accounting consideration and determined that since the note has a conversion price floor, it does not require to be accounted as a derivative instrument. The Company will evaluate every reporting period and identify if any default provisions and other requirements triggered a variable conversion price and if the note needs to be classified as a derivative instrument. On January 27, 2022, the lender agreed to extend the maturity date until July 31, 2022. In connection with the extension of the maturity date on the note, the Company agreed to increase the principal balance by $25,000.

DIGERATI TECHNOLOGIES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — CONVERTIBLE NOTES PAYABLE (cont.)

CONVERTIBLE NOTES PAYABLE NON-DERIVATIVE	July 31, 2022	July 31, 2021

The Company evaluated the amendment and accounted for these changes as an extinguishment of debt. As of amendment date, the total unamortized discount on the Note was $0. The Company recognized a loss on extinguishment of debt of $25,000 and charged to interest expense at the time of the extension. On August 1, 2022, the lender agreed to extend the maturity date until January 31, 2023. As consideration for the extension on the note, the Company agreed to add $50,000 to the principal amount outstanding and charged the total to interest expense, in addition, the Company issued 300,000 shares of common stock with a market value of $28,740 and charged the total to interest expense. The Company evaluated the amendment and accounted for these changes as an extinguishment of debt. As of the amendment date, the total unamortized discount on the Note was $0. The Company amortized $34,368 as interest expense during the year ended July 31, 2022. The total unamortized discount on the Note as of July 31, 2022, and July 31, 2021, were $0 and $34,368, respectively. The total principal balance outstanding as of July 31, 2022, and July 31, 2021, were $275,000 and $250,000, respectively.

	275,000	250,000

On April 14, 2021, the Company entered into a variable convertible promissory note with an aggregate principal amount of $250,000, annual interest rate of 8% and a maturity date of April 14, 2022. In connection with the execution of the note, the Company issued 500,000 shares of our common stock to the note holder, at the time of issuance, the Company recognized the relative fair market value of the shares of $63,433 as debt discount, and it will be amortized to interest expense during the term of the promissory note. Additionally, the Company recognized $96,766 as debt discount for the intrinsic value of the conversion feature, and it will be amortized to interest expense during the term of the promissory note. The Holder may elect to convert up to 100% of the principal amount outstanding and any accrued interest on the Note into Common Stock at any time after 180 days of funding the Note. The Conversion Price shall be the greater of $0.15 or 75% of the lowest daily volume weighted average price (“VWAP”) for the ten (10) trading day period immediately preceding the conversion date. The Company analyzed the Note for derivative accounting consideration and determined that since the note has a conversion price floor, it does not require to be accounted as a derivative instrument. The Company will evaluate every reporting period and identify if any default provisions and other requirements triggered a variable conversion price and if the note needs to be classified as a derivative instrument. On April 14, 2022, the lender agreed to extend the maturity date until October 14, 2022. In connection with the extension of the maturity date on the note, the Company agreed to increase the principal balance by $25,000. The Company evaluated the amendment and accounted for these changes as an extinguishment of debt. As of amendment date, the total unamortized discount on the Note was $0. The Company recognized a loss on extinguishment of debt of $25,000 and charged to interest expense at the time of the extension. On September 16, 2022, the lender agreed to extend the maturity date until April 14, 2023. As consideration for the extension on the note, the Company agreed to add $50,000 to the principal amount outstanding and charged the total to interest expense, in addition, the Company issued 300,000 shares of common stock with a market value of $35,400 and charged the total to interest expense. The Company evaluated the amendment and accounted for these changes as an extinguishment of debt. As of the amendment date, the total unamortized discount on the Note was $0. The Company amortized $106,799 as interest expense during the year ended July 31, 2022. The total unamortized discount on the Note as of July 31, 2022, and July 31, 2021, were $0 and $106,799, respectively. The total principal balance outstanding as of July 31, 2022, and July 31, 2021, were $275,000 and $250,000, respectively.

	275,000	250,000

DIGERATI TECHNOLOGIES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — CONVERTIBLE NOTES PAYABLE (cont.)

CONVERTIBLE NOTES PAYABLE NON-DERIVATIVE	July 31, 2022	July 31, 2021

On August 31, 2021, the Company entered into a variable convertible promissory note with an aggregate principal amount of $75,000, annual interest rate of 8% and a default interest rate of 20%, and a maturity date of August 31, 2022. In connection with the execution of the note, the Company issued 150,000 shares of our common stock to the note holder, at the time of issuance, the Company recognized the relative fair market value of the shares of $13,635 as debt discount, and it will be amortized to interest expense during the term of the promissory note. The Holder may elect to convert up to 100% of the principal amount outstanding and any accrued interest on the Note into Common Stock at any time after 180 days of funding the Note. The Conversion Price shall be the greater of $0.15 or 75% of the lowest daily volume weighted average price (“VWAP”) for the ten (10) trading day period immediately preceding the conversion date. The holder may elect to convert up to 100% of the principal plus accrued interest into the common stock into a qualified uplist financing at a 25% discount. The Company analyzed the Note for derivative accounting consideration and determined that since the note has a conversion price floor, it does not require to be accounted as a derivative instrument. On September 14, 2022, the lender agreed to extend the maturity date until February 28, 2023. As consideration for the extension on the note, the Company agreed to add $15,000 to the principal amount outstanding and charged the total to interest expense, in addition, the Company issued 90,000 shares of common stock with a market value of $10,800 and charged the total to interest expense. The Company evaluated the amendment and accounted for these changes as an extinguishment of debt. As of the amendment date, the total unamortized discount on the Note was $0. The Company will evaluate every reporting period and identify if any default provisions and other requirements triggered a variable conversion price and if the note needs to be classified as a derivative instrument. The Company amortized $12,499 as interest expense during the year ended July 31, 2022. The total unamortized discount on the Note as of July 31, 2022, was $1,136. The total principal balance outstanding as of July 31, 2022, was $75,000.

	75,000	—

On September 29, 2021, the Company entered into a variable convertible promissory note with an aggregate principal amount of $75,000, annual interest rate of 8% and a default interest rate of 20%, and a maturity date of September 29, 2022. In connection with the execution of the note, the Company issued 150,000 shares of our common stock to the note holder, at the time of issuance, the Company recognized the relative fair market value of the shares of $10,788 as debt discount, and it will be amortized to interest expense during the term of the promissory note. The Holder may elect to convert up to 100% of the principal amount outstanding and any accrued interest on the Note into Common Stock at any time after 180 days of funding the Note. The Conversion Price shall be the greater of $0.15 or 75% of the lowest daily volume weighted average price (“VWAP”) for the ten (10) trading day period immediately preceding the conversion date. The holder may elect to convert up to 100% of the principal plus accrued interest into the common stock into a qualified uplist financing at a 25% discount. The Company analyzed the Note for derivative accounting consideration and determined that since the note has a conversion price floor, it does not require to be accounted as a derivative instrument. The Company will evaluate every reporting period and identify if any default provisions and

DIGERATI TECHNOLOGIES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — CONVERTIBLE NOTES PAYABLE (cont.)

CONVERTIBLE NOTES PAYABLE NON-DERIVATIVE	July 31, 2022	July 31, 2021

other requirements triggered a variable conversion price and if the note needs to be classified as a derivative instrument. On September 29, 2022, the lender agreed to extend the maturity date until March 29, 2023. As consideration for the extension on the note, the Company agreed to add $15,000 to the principal amount outstanding and charged the total to interest expense, in addition, the Company issued 90,000 shares of common stock with a market value of $13,500 and charged the total to interest expense. The Company evaluated the amendment and accounted for these changes as an extinguishment of debt. As of the amendment date, the total unamortized discount on the Note was $0. The Company amortized $8,990 as interest expense during the year ended July 31, 2022. The total unamortized discount on the Note as of July 31, 2022, was $1,798. The total principal balance outstanding as of July 31, 2022, was $75,000.

	75,000	—

On October 22, 2021, the Company entered into a variable convertible promissory note with an aggregate principal amount of $150,000, annual interest rate of 8% and a default interest rate of 20%, and a maturity date of October 22, 2022. In connection with the execution of the note, the Company issued 300,000 shares of our common stock to the note holder, at the time of issuance, the Company recognized the relative fair market value of the shares of $13,965 as debt discount, and it will be amortized to interest expense during the term of the promissory note. The Holder may elect to convert up to 100% of the principal amount outstanding and any accrued interest on the Note into Common Stock at any time after 180 days of funding the Note. The Conversion Price shall be the greater of $0.15 or 75% of the lowest daily volume weighted average price (“VWAP”) for the ten (10) trading day period immediately preceding the conversion date. The holder may elect to convert up to 100% of the principal plus accrued interest into the common stock into a qualified uplist financing at a 25% discount. The Company analyzed the Note for derivative accounting consideration and determined that since the note has a conversion price floor, it does not require to be accounted as a derivative instrument. The Company will evaluate every reporting period and identify if any default provisions and other requirements triggered a variable conversion price and if the note needs to be classified as a derivative instrument. On September 16, 2022, the lender agreed to extend the maturity date until April 29, 2023. As consideration for the extension on the note, the Company agreed to add $30,000 to the principal amount outstanding and charged the total to interest expense, in addition, the Company issued 180,000 shares of common stock with a market value of $21,240 and charged the total to interest expense. The Company evaluated the amendment and accounted for these changes as an extinguishment of debt. As of the amendment date, the total unamortized discount on the Note was $0. The Company amortized $10,474 as interest expense during the year ended July 31, 2022. The total unamortized discount on the Note as of July 31, 2022, was $3,491. The total principal balance outstanding as of July 31, 2022, was $150,000.

	150,000	—

DIGERATI TECHNOLOGIES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — CONVERTIBLE NOTES PAYABLE (cont.)

CONVERTIBLE NOTES PAYABLE NON-DERIVATIVE	July 31, 2022	July 31, 2021

On February 4, 2022, as part the acquisition of Next Level Internet (“NLI”), the Company entered into two unsecured convertible promissory notes (the “Unsecured Convertible Promissory Notes”) for $1,800,000 and $200,000, respectively. The notes are payable in eight equal quarterly installments in the aggregate amount of $250,000 each commencing on April 30, 2022, through and including January 31, 2024 with a base annual interest rate of 0% and a default annual interest rate of 18%. The Sellers have a onetime right to convert all or a portion of the Convertible Notes commencing on the six-month anniversary of the notes being issued and ending 30 days after such six-month anniversary. The conversion price means an amount equal to the volume weighted average price per share of Stock on the Nasdaq Stock Market for the ten (10) consecutive trading days on which the conversion notice is received by the Company; provided, however, that if the stock is not then listed for trading on the Nasdaq Stock Market, the Conversion Price shall be the volume weighted average transaction price per share reported by the OTC Reporting Facility for the ten (10) consecutive trading days immediately preceding the date on which such Conversion Notice is received by the Company. Within five Business Days after receipt of a Conversion Notice in accordance with the agreement, the Company shall (A) cause to be issued in the name of the holder, the number of shares of Stock equal to the quotient (rounded down to the nearest whole share of Stock) obtained by dividing (1) the Conversion Amount by (2) the Conversion Price in effect on the date that Maker received such Conversion Notice, and (B) pay to Payee an amount in cash equal to the product (rounded up to the nearest whole $.01) obtained by multiplying (1) five hundred thousand and NO/100 ($500,000) by (2) a fraction, the numerator of which is the Conversion Amount and the denominator of which is two million and NO/100 ($2,000,000). Assuming the holder elects to convert the note, the economic value of the note at inception was $2,500,000. The Company analyzed the Notes for derivative accounting consideration and determined that since the notes are convertible on the six-month anniversary from issuance and ending 30 days after such six-month anniversary, it does not require to be accounted as a derivative instrument. The Company will evaluate every reporting period and identify if any of the provisions for conversion are met and if the notes need to be classified as a derivative instrument. At inception of the notes, the Company recognized the fair market value of the conversion on the notes of $2,382,736, and a recognized $117,264 in debt discount, which will be amortized over the conversion period. The Company amortized $83,350 as interest expense during the year ended July 31, 2022. The total unamortized discount on the Note as of July 31, 2022, was $33,914. The total principal balance outstanding on the Unsecured Convertible Promissory Notes as of July 31, 2022, was $2,250,000.

	2,250,000	—

On January 21, 2022, the Company entered into a variable convertible promissory note with an aggregate principal amount of $230,000, annual interest rate of 8% and a maturity date of October 21, 2022. After payment of transaction-related expenses and closing fees of $26,300, net proceeds to the Company from the Note totaled $203,700. Additionally, the Company recorded $26,300 as a discount to the Note and amortized over the term of the note. In connection with the execution of the note, the Company issued 300,000 shares of our common stock to the note holder and recorded $30,446 as debt discount and amortized over the term of the note. Until the earlier of 6 months or the Company listing on Nasdaq or NYSE American, the Holder shall be entitled to convert any portion of the outstanding and unpaid Conversion Amount into fully paid and nonassessable shares of Common Stock. The Note Conversion Price shall equal the greater of $0.15 (fifteen) cents or 25% discount to up-listing price or offering/underwriting price concurrent with the Company listing on Nasdaq or NYSE American., subject to adjustment as provided

DIGERATI TECHNOLOGIES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — CONVERTIBLE NOTES PAYABLE (cont.)

CONVERTIBLE NOTES PAYABLE NON-DERIVATIVE	July 31, 2022	July 31, 2021

in the Note. Outstanding Balance shall immediately increase to 125% of the Outstanding Balance immediately prior to the occurrence of the Event of Default and a daily penalty of $500 will accrue until the default is remedied. The Company analyzed the Note for derivative accounting consideration and determined that since the note has a conversion price floor, it does not require to be accounted as a derivative instrument. On October 21, 2022, the holder agreed to extend the maturity date until January 31, 2023. In connection with the extension of the maturity date on the note, the Company agreed to increase the principal balance by $30,000 and issued 300,000 shares of common stock with a fair market value of $36,330. The Company evaluated the amendment and accounted for these changes as an extinguishment of debt. As of amendment date, the total unamortized discount on the Note was $0. The Company recognized a loss on extinguishment of debt for both the $30,000 increase in principal and $36,330 fair value of shares issued and charged the total $66,330 to interest expense at the time of the extension. The Company will evaluate every reporting period and identify if any default provisions and other requirements triggered a variable conversion price and if the note needs to be classified as a derivative instrument. The total unamortized discount on the Note as of July 31, 2022, was $18,916. The Company amortized $37,830 of debt discount as interest expense during the year ended July 31, 2022. The total principal balance outstanding as of July 31, 2022, was $230,000.

	230,000	—

On January 21, 2022, the Company entered into a variable convertible promissory note with an aggregate principal amount of $230,000, annual interest rate of 8% and a maturity date of October 21, 2022. After payment of transaction-related expenses and closing fees of $26,300, net proceeds to the Company from the Note totaled $203,700. Additionally, the Company recorded $26,300 as a discount to the Note and amortized over the term of the note. In connection with the execution of the note, the Company issued 300,000 shares of our common stock to the note holder and recorded $30,446 as debt discount and amortized over the term of the note. Until the earlier of 6 months or the Company listing on Nasdaq or NYSE American, the Holder shall be entitled to convert any portion of the outstanding and unpaid Conversion Amount into fully paid and nonassessable shares of Common Stock. The Note Conversion Price shall equal the greater of $0.15 (fifteen) cents or 25% discount to up-listing price or offering/underwriting price concurrent with the Company listing on Nasdaq or NYSE American., subject to adjustment as provided in the Note. Outstanding Balance shall immediately increase to 125% of the Outstanding Balance immediately prior to the occurrence of the Event of Default and a daily penalty of $500 will accrue until the default is remedied. The Company analyzed the Note for derivative accounting consideration and determined that since the note has a conversion price floor, it does not require to be accounted as a derivative instrument. On October 21, 2022, the holder agreed to extend the maturity date until January 31, 2023. In connection with the extension of the maturity date on the note, the Company agreed to increase the principal balance by $30,000 and issued 300,000 shares of common stock with a fair market value of $36,330. The Company evaluated the amendment and accounted for these changes as an extinguishment of debt. As of amendment date, the total unamortized discount on the Note was $0. The Company recognized a loss on extinguishment of debt for both the $30,000 increase in principal and $36,330 fair value of shares issued and charged the total $66,330 to interest expense at the time of the extension. The Company will evaluate every reporting period and identify if any default provisions and other requirements triggered a variable conversion price and if the note needs to be classified as a derivative instrument. The total unamortized discount on the Note as of July 31, 2022, was $18,916. The Company amortized $37,830 of debt discount as interest expense during the year ended July 31, 2022. The total principal balance outstanding as of July 31, 2022, was $230,000.

	230,000	—

DIGERATI TECHNOLOGIES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — CONVERTIBLE NOTES PAYABLE (cont.)

CONVERTIBLE NOTES PAYABLE NON-DERIVATIVE	July 31, 2022	July 31, 2021

On July 27, 2022, the Company entered into a variable convertible promissory note with an aggregate principal amount of $165,000, annual interest rate of 8% and a maturity date of April 27, 2023. After payment of transaction-related expenses and closing fees of $19,500, net proceeds to the Company from the note totaled $100,000. Subsequently, the Company received $45,500 for the additional principal amount of the note. Additionally, the Company issued 300,000 shares of our common stock to the note holder. The Company recorded the $19,500 and the relative fair market value of the shares of $22,093 as debt discount and amortized to interest expense over the term of the note. Until the earlier of 6 months or the Company listing on Nasdaq or NYSE American, the note holder shall be entitled to convert any portion of the outstanding and unpaid conversion amount into fully paid and nonassessable shares of Common Stock. The note conversion price shall equal the greater of $0.10 (ten) cents or 25% discount to up-listing price or offering/underwriting price concurrent with the Company listing on Nasdaq or NYSE American., subject to adjustment as provided in the note. Outstanding balance shall immediately increase to 125% of the outstanding balance immediately prior to the occurrence of an event of default and a daily penalty of $500 will accrue until the default is remedied. The Company analyzed the note for derivative accounting consideration and determined that since the note has a conversion price floor, it does not require to be accounted as a derivative instrument. The Company will evaluate every reporting period and identify if any default provisions and other requirements triggered a variable conversion price and if the note needs to be classified as a derivative instrument. The total unamortized discount on the Note as of July 31, 2022, was $41,593. The Company amortized $0 of debt discount as interest expense during the year ended July 31, 2022. The total principal balance outstanding as of July 31, 2022, was $119,500.

	119,500	—
Total convertible notes payables non-derivative:	$3,844,500	$665,000

DIGERATI TECHNOLOGIES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — CONVERTIBLE NOTES PAYABLE (cont.)

CONVERTIBLE NOTES PAYABLE – DERIVATIVE	July 31, 2022	July 31, 2021

On July 27, 2020, the Company entered into a variable convertible promissory note with an aggregate principal amount of $275,000, annual interest rate of 8% and a maturity date of March 27, 2021. After payment of transaction-related expenses and closing fees of $35,000, net proceeds to the Company from the Note totaled $240,000. The Company recorded these discounts and cost of $35,000 as a discount to the Note and amortized over the term of the note. In connection with the execution of the note, the Company issued 500,000 shares of our common stock to the note holder, at the time of issuance, the Company recognized the relative fair market value of the shares of $11,626 as debt discount, and it will be amortized to interest expense during the term of the promissory note. Until the earlier of 6 months or the Company listing on Nasdaq or NYSE American, the Holder shall be entitled to convert any portion of the outstanding and unpaid Conversion Amount into fully paid and nonassessable shares of Common Stock the Note Conversion Price shall equal the greater of $0.05 (five) cents or 25% discount to up-listing price or offering/underwriting price concurrent with the Company listing on Nasdaq or NYSE American., subject to adjustment as provided in this Note. If an Event of Default occurs, the Conversion Price shall be the lesser of (a). $0.05 (five) cents or (b). 75% of the lowest traded price in the prior fifteen trading days immediately preceding the Notice of Conversion. The Company analyzed the note for derivative accounting consideration and determined that the embedded conversion option qualified as a derivative instrument, due to the variable conversion price. The Company recognized $61,678 of derivative liability and directly amortized all associated debt discount of $61,678 as interest expense. On July 31, 2021, the holder agreed to extend the maturity date until January 31, 2022. On February 14, 2022, the holder agreed to extend the maturity date until July 31, 2022. In connection with the extension of the maturity date on the note, the Company agreed to increase the principal balance by $75,000 and issued 250,000 shares of common stock with a market value of $34,150. The Company evaluated the amendment and accounted for these changes as an extinguishment of debt. The Company recognized a loss on extinguishment of debt for both the $75,000 increase in principal and $34,150 fair value of shares issued and charged the total $109,150 to interest expense at the time of the extension. On July 26, 2022, the holder agreed to extend the maturity date until December 31, 2022. In connection with the extension of the maturity date on the note, the Company agreed to increase the principal balance by $50,000 and issued 300,000 shares of common stock with a fair market value of $30,000. The Company evaluated the amendment and accounted for these changes as an extinguishment of debt. As of amendment date, the total unamortized discount on the Note was $0. The Company recognized a loss on extinguishment of debt for both the $50,000 increase in principal and $30,000 fair value of shares issued and charged the total $80,000 to interest expense at the time of the extension. The total principal balance outstanding as of July 31, 2022, and July 31, 2021, were $480,000 and $355,000, respectively.

	480,000	355,000

On January 31, 2021, the Company entered into a variable convertible promissory note with an aggregate principal amount of $80,235, annual interest rate of 8% and a maturity date of February 17, 2022. On March 7, 2022, the holder agreed to extend the maturity date until July 31, 2022. Until the earlier of 6 months or the Company listing on Nasdaq or NYSE American, the Holder shall be entitled to convert any portion of the outstanding and unpaid Conversion Amount into fully paid and nonassessable shares of Common Stock the Note Conversion Price shall equal the greater of $0.05 (five) cents or seventy-five percent (75%) of the lowest daily volume weighted average price (“VWAP”) over the ten (10) consecutive trading day period ending on the trading day immediately prior to the applicable conversion date (the “Variable Conversion Price”); provided, however, that the Holder shall, in

DIGERATI TECHNOLOGIES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — CONVERTIBLE NOTES PAYABLE (cont.)

CONVERTIBLE NOTES PAYABLE – DERIVATIVE	July 31, 2022	July 31, 2021

its sole discretion, be able to convert any amounts due hereunder at a twenty-five percent (25%) discount to the per share price of the Qualified Uplisting Financing of over $4MM. If, no later than December 31, 2021, the Borrower shall fail to uplist to any tier of the NASDAQ Stock Market, the New York Stock Exchange or the NYSE MKT, the conversion price under the Note (and the Exchange Note) will be adjusted to equal the lesser of (i) $0.05 per share; or (ii) seventy-five percent (75%) of the lowest VWAP (as defined in the Note and Exchange Note) in the preceding twenty (20) consecutive Trading Days. The Company analyzed the note for derivative accounting consideration and determined that the embedded conversion option qualified as a derivative instrument, due to the variable conversion price. As a result, the Company recognized derivative liability for the convertible note of $59,413. The Company amortized $27,840 of debt discount as interest expense during the year ended July 31, 2022. The total unamortized discount on the Note as of July 31, 2022, and July 31, 2021, were $0 and $27,840, respectively. The total principal balance outstanding as of July 31, 2022, and July 31, 2021, was $80,235. Subsequently, On September 28, 2022, the holder agreed to extend the maturity date until February 28, 2023. In connection with the extension of the maturity date on the note, the Company agreed to increase the principal balance by $62,500 and charged the total to interest expense, in addition, the Company issued 500,000 shares of common stock with a market value of $70,000 and charged the total to interest expense.

	80,235	80,235

On February 17, 2021, the Company entered into a variable convertible promissory note with an aggregate principal amount of $175,000, annual interest rate of 8% and a maturity date of February 17, 2022. After payment of transaction-related expenses and closing fees of $5,000, net proceeds to the Company from the Note totaled $170,000. Additionally, the Company recorded $5,000 as a discount to the Note and amortized over the term of the note. Until the earlier of 6 months or the Company listing on Nasdaq or NYSE American, the Holder shall be entitled to convert any portion of the outstanding and unpaid Conversion Amount into fully paid and nonassessable shares of Common Stock the Note Conversion Price shall equal the greater of $0.05 (five) cents or seventy-five percent (75%) of the lowest daily volume weighted average price (“VWAP”) over the ten (10) consecutive trading day period ending on the trading day immediately prior to the applicable conversion date (the “Variable Conversion Price”); provided, however, that the Holder shall, in its sole discretion, be able to convert any amounts due hereunder at a twenty-five percent (25%) discount to the per share price of the Qualified Uplisting Financing of over $4MM. If, no later than December 31, 2021, the Borrower shall fail to uplist to any tier of the NASDAQ Stock Market, the New York Stock Exchange or the NYSE MKT, the conversion price under the Note (and the Exchange Note) will be adjusted to equal the lesser of (i) $0.05 per share; or (ii) seventy-five percent (75%) of the lowest VWAP (as defined in the Note and Exchange Note) in the preceding twenty (20) consecutive Trading Days. The Company analyzed the note for derivative accounting consideration and determined that the embedded conversion option qualified as a derivative instrument, due to the variable conversion price. As a result, the Company recognized derivative liability for the convertible note of $346,091, of which $170,000 was recorded as debt discount and amortized over the term of the note, and $176,091 was recorded as day 1 derivative loss. The total unamortized discount on the Note as of July 31, 2022, and July 31, 2021, were $0 and $102,083, respectively. The Company amortized $102,083 of debt discount as interest expense during the year ended July 31, 2022. On March 7, 2022, the Company paid in full the total principal balance outstanding of $175,000 and accrued interest and prepayment penalty of $30,000. The total principal balance outstanding as of July 31, 2022, and July 31, 2021, were $0 and $175,000, respectively.

	—	175,000

DIGERATI TECHNOLOGIES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — CONVERTIBLE NOTES PAYABLE (cont.)

CONVERTIBLE NOTES PAYABLE – DERIVATIVE	July 31, 2022	July 31, 2021

On April 15, 2021, the Company entered into a variable convertible promissory note with an aggregate principal amount of $113,000, annual interest rate of 8% and a maturity date of January 15, 2022. After payment of transaction-related expenses and closing fees of $13,000, net proceeds to the Company from the Note totaled $100,000. Additionally, the Company recorded $13,000 as a discount to the Note and amortized over the term of the note. In connection with the execution of the note, the Company issued 100,000 shares of our common stock to the note holder, at the time of issuance, the Company recognized the relative fair market value of the shares of $14,138 as debt discount, and it will be amortized to interest expense during the term of the promissory note. Until the earlier of 6 months or the Company listing on Nasdaq or NYSE American, the Holder shall be entitled to convert any portion of the outstanding and unpaid Conversion Amount into fully paid and nonassessable shares of Common Stock. The Note Conversion Price shall equal the greater of $0.15 (fifteen) cents or 25% discount to up-listing price or offering/underwriting price concurrent with the Company listing on Nasdaq or NYSE American., subject to adjustment as provided in the Note. If an Event of Default occurs, the Conversion Price shall be the lesser of (a). $0.15 (fifteen) cents or (b). seventy-five percent (75%) of the lowest traded price in the prior fifteen (15) consecutive trading day period ending on the trading day immediately prior to the applicable conversion date (the “Variable Conversion Price”). Outstanding Balance shall immediately increase to 125% of the Outstanding Balance immediately prior to the occurrence of the Event of Default and a daily penalty of $500 will accrue until the default is remedied. The Company analyzed the note for derivative accounting consideration and determined that the embedded conversion option qualified as a derivative instrument, due to the variable conversion price. As a result, the Company recognized derivative liability for the convertible note of $64,561, of which $42,822 was recorded as debt discount and amortized over the term of the note. On January 15, 2022, the lender agreed to extend the maturity date until March 31, 2022. As consideration for the extension on the note, the Company agreed to add 15,000 to the principal amount outstanding. On March 18, 2022, the lender agreed to extend the maturity date until July 31, 2022. As consideration for the extension on the note, the Company agreed to add $15,000 to the principal amount outstanding. The Company evaluated the amendments and accounted for these changes as an extinguishment of debt. As of both amendment date, the total unamortized discount on the Note was $0. The Company recognized a loss on extinguishment of debt for both $15,000 increase in principal and charged the total $30,000 to interest expense at the time of the extension. On June 28, 2022, the lender agreed to extend the maturity date until September 30, 2022. As consideration for the extension on the note, the Company agreed to add $20,000 to the principal amount outstanding and charged the total to interest expense. The agreement of June 28, 2022 provides the Company the option extends the maturity date for an additional 90 days for an additional $20,000 to be added to the principal amount. On September 30, 2022, the Company extended the maturity date of the note until December 30, 2022 and charged to interest expense the total $20,000 added to principal balance. The Company evaluated the amendments and accounted for these changes as an extinguishment of debt. As of both amendment date, the total unamortized discount on the Note was $0. The total unamortized discount on the Note as of July 31, 2022, and July 31, 2021, were $0 and $50,945, respectively. The Company amortized $50,945 of debt discount as interest expense during the year ended July 31, 2022. The total principal balance outstanding as of July 31, 2022, and July 31, 2021, were, $163,000 and $113,000, respectively.

	163,000	113,000
Total convertible notes payable – derivative:	$723,235	$723,235

DIGERATI TECHNOLOGIES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — CONVERTIBLE NOTES PAYABLE (cont.)

CONVERTIBLE NOTES PAYABLE – DERIVATIVE	July 31, 2022	July 31, 2021
Total convertible notes payable derivative and non-derivative	4,567,735	1,388,235
Less: debt discount	(119,764)	(339,654)
Total convertible notes payable, net of discount	4,447,971	1,048,581
Less: current portion of convertible notes payable	(3,947,971)	(1,048,581)
Long-term portion of convertible notes payable	$500,000	$—

Additional terms No.1:    The Holder shall have the right at any time on or after six (6) months from the Issue Date to convert any portion of the outstanding and unpaid principal balance into fully paid and nonassessable shares of Common Stock. The Note Conversion Price shall equal (1) $0.05 (five) cents provided however that in the event the Borrower fails to complete the acquisition of Nexogy, Inc., the Conversion Price shall equal (2) the Variable Conversion Price (as defined herein) (subject to equitable adjustments for stock splits, stock dividends or rights offerings by the Borrower relating to the Borrower’s securities or the securities of any subsidiary of the Borrower, combinations, recapitalization, reclassifications, extraordinary distributions and similar events). The “Variable Conversion Price” shall mean eighty-five percent (85%) multiplied by the Market Price (as defined herein) (representing a discount rate of fifteen percent (15%)). “Market Price” means the lowest Trading Price for the Common Stock during the ten (10) Trading Day period ending on the latest complete Trading Day prior to the Conversion Date.

The total unamortized discount on the convertible notes as of July 31, 2022, and July 31, 2021, were $119,764 and $339,654, respectively. The total principal balance outstanding as of July 31, 2022, and July 31, 2021, were $4,567,735 and $1,388,235, respectively. During the year ended July 31, 2022, and July 31, 2021, the Company amortized $530,628 and $797,144, respectively, of debt discount as interest expense.

The future principal payments for the Company’s convertible debt are as follows:

Future Principal Payments

Year ended July 31,	Amount
2023	$4,067,735
2024	500,000
2025 and thereafter	—
Total future payments:	$4,567,735

DIGERATI TECHNOLOGIES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 — LEASES

The Company’s leased properties have remaining lease terms ranging from twelve to sixty-five months as of August 1, 2022 (beginning on the current fiscal year). At the option of the Company, it can elect to extend the term of the leases. See table below:

Location	Annual Rent	Lease Expiration Date	Business Use	Approx. Sq. Ft.
8023 Vantage Dr., Suite 660, San Antonio, Texas 78230	$49,136	Sep-27	Executive offices	2,843
10967 Via Frontera, San Diego, CA 92127	$369,229	Mar-26	Office space	18,541
1610 Royal Palm Avenue, Suite 300, Fort Myers, FL 33901	$83,260	Dec-25	Office space and network facilities	6,800
2121 Ponce de Leon Blvd., Suite 200, Coral Gables FL 33134	$128,301	Dec-27	Office space & wireless internet network	4,623
7218 McNeil Dr., FL-1, Austin, TX 78729	$21,000	Mar-24	Network facilities	25
6606 Lyndon B. Johnson, Fwy., FL1, Suite 125, Dallas, TX 75240	$17,040	Dec-22	Network facilities	25
9701 S. John Young Parkway, Orlando, FL 32819	$25,440	May-23	Network facilities	540
50 NE 9th St, Miami, FL 3313	$41,300	May-23	Network facilities	25
350 NW 215 St., Miami Gardens, FL 33169	$29,254	May-23	Wireless internet network	100
8333 NW 53rd St, Doral, FL 33166	$14,021	Jul-25	Wireless internet network	100
100 SE 2nd Street, Miami, FL 33131	$36,466	Jan-24	Wireless internet network	100
9055 SW 73rd Ct, Miami, FL 33156	$8,787	Dec-23	Wireless internet network	100
9517 Fontainebleau Blvd., Miami, FL 33172	$11,907	Aug-24	Wireless internet network	100

The Company has not entered into any sale and leaseback transactions during the year ended July 31, 2022.

In February 2022, as part of the acquisition of NLI, the Company secured an office lease, with a monthly base lease payment of $30,222. The lease expires in March 2026. At the option of the Company, the lease can be extended for two additional five-year terms, with a base rent at the prevailing market rate at the time of the renewal. The Company is not reasonably certain that it will exercise the renewal option.

In December 2021, as part of the acquisition of Skynet Telecom LLC’s assets, the Company assumed an office lease in San Antonio, Texas. In May 2022, the lease was extended until September 2027, and at the option of the Company, the lease can be extended for a period of five years, with a base rent at the prevailing market rate at the time of the renewal. The Company accounted for the extension as a lease modification.

On May 17, 2022, the Company extended the office and wireless internet network leases in Coral Gable Florida. The Company accounted for the extension as a lease modification. The Company used the discount rate of 4% and recognized $482,865 as a day one ROU asset and liability. These leases are identified in the table above. The leases expire in December 2027, and at the option of the Company, the leases can be extended for various periods ranging from one to five years, with a base rent at the prevailing market rate at the time of the renewal.

DIGERATI TECHNOLOGIES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 — LEASES (cont.)

Amounts recognized on July 31, 2021, and July 31, 2022, for operating leases are as follows:

ROU Asset	July 31, 2021	$934,260
Amortization		$(524,688)
Addition – Asset		$2,026,463
ROU Asset	July 31, 2022	$2,436,035

Lease Liability	July 31, 2021	$934,260
Amortization		$(530,047)
Addition – Liability		$2,180,652
Lease Liability	July 31, 2022	$2,584,865

Lease Liability	Short term	$796,714
Lease Liability	Long term	$1,788,151
Lease Liability	Total:	$2,584,865
Operating lease cost:	$720,383
Cash paid for amounts included in the measurement of lease labilities
Operating cashflow from operating leases:	$720,383
Weighted-average remain lease term-operating lease:	4.2 years
Weighted-average discount rate	5.0%

The future minimum lease payment under the operating leases are as follows:

Period Ending July 31,	Lease Payments
2023	777,464
2024	650,734
2025	603,439
2026	431,377
2027	176,771
Total:	$2,639,785

NOTE 14 — EQUIPMENT FINANCING

The Company entered into a financing agreement for equipment purchased. Under the term of the agreement, assets with a cost of approximately $62,263, were financed under a financing agreement as of June 2022. The equipment financing is net of costs associated with the assets such as maintenance, insurance and property taxes are for the account of the Company. The equipment financing agreement is for 38 months, with the first payments starting July 1, 2022, and monthly principal and interest payments of $1,820. The interest rate under the financing agreement is at 5.0% per annum.

DIGERATI TECHNOLOGIES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 — EQUIPMENT FINANCING (cont.)

The future payments under the equipment financing agreements are as follows:

Year	Amount
2023	$21,566
2024	21,835
2025	21,835
2026	1,820
Total future payments:	$67,056
Less: amounts representing interest	4,793
Present value of net minimum equipment financing payments	$62,263
Less current maturities	20,638
Long-term equipment financing obligation	$41,625
Lease cost:
Amortization of ROU assets	$19,920
Interest on lease liabilities	2,599
Cash paid for amounts included in the measurement of lease liabilities:
Operating cashflow from equipment financing:	$2,599
Financing cashflow from equipment financing:	19,920
Weighted-average remaining lease term – equipment financing:	3.1 years
Weighted-average discount rate	5.0%

NOTE 15 — BUSINESS ACQUISITIONS

Skynet Asset Purchase Agreement

On December 31, 2021, our indirect, wholly owned subsidiary, Shift8 Networks, Inc., a Texas corporation (“Shift8”), executed and closed on an Asset Purchase Agreement (the “Purchase Agreement”) with Skynet Telecom LLC, a Texas limited liability company (“Seller” “Skynet”), and Paul Golibart and Jerry Ou, each an individual resident in the State of Texas (each, an “Owner” and collectively, the “Owners”).

Pursuant to the Purchase Agreement, Shift8 acquired the customer base, certain equipment, certain intellectual property, inventory, contract rights, software and other licenses and miscellaneous assets used in connection with the operation of Seller’s communications business, including but not limited to subscriber-based Interconnected Voice Over Internet Protocol communication services (“I-VoIP”), Unified Cloud Communications Services (“UCCS”), and IPPBX based systems of telephony (collectively, the “Purchased Assets”).

The aggregate purchase price for the Purchased Assets was $5,800,000, subject to adjustment as provided in the Purchase Agreement (the “Purchase Price”), after all adjustments, the net Purchase Price was $5,700,000. An amount of $4,100,000 in cash, subject to a Net Working Capital Adjustment as defined in the Purchase Agreement, was paid by Shift8 on the Closing Date. Included within the $4.1 million cash payment were amounts paid by Shift8 directly to creditors of the Seller as set forth in payoff letters. An additional $600,000 (the “Earn-out Amount”) was retained by Shift8 at the Closing and will be paid to Seller in accordance with the Purchase Agreement. An additional $100,000 (the “Holdback Amount”) was retained by Shift8 at the Closing and will be paid to Seller in accordance with the Purchase Agreement. Finally, $1,000,000 (the “Share Payment”) will be paid by Shift8 to Seller by issuance of restricted shares of the Company’s common stock to the Owners. On September 1, 2022, the Company and Sellers amended the Asset Purchase Agreement. In accordance with the amended agreement, the Share Payment will be made via the issuance of shares on the earlier of (i) the effective date of that certain Registration Statement on Form S-1 filed by the Company with the Securities and Exchange Commission on August 11, 2021 (in which case the stock will be valued at the price set forth in the prospectus that is a part of such Registration Statement, without underwriter

DIGERATI TECHNOLOGIES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 — BUSINESS ACQUISITIONS (cont.)

discounts) and (ii) April 30, 2023 (in which case the stock will be valued at the average of the last transaction price on the OTCQB for each of the 10 trading days immediately preceding such issuance date). At closing, the Company recorded $1,000,000 as an acquisition payable.

In addition, the Company incurred approximately $276,000 in costs associated with the Skynet Asset acquisition. These included legal, regulatory and accounting costs which were expensed during the year ended July 31, 2022.

As part of the acquisitions of Skynet’s assets, the Company secured an office lease, with monthly base lease payment of $3,909 from July 1, 2021, through June 30, 2022, and a monthly base lease payment of $4,027 from July 1, 2022, through September 30, 2022. The lease expires in September 2022, and at the option of the Company, the lease can be extended for a period of five years, with a base rent at the prevailing market rate at the time of the renewal. In May 2022, the lease was modified; refer to Note 13 of the Consolidated Financial Statements.

Next Level Internet Equity Purchase Agreement

On February 4, 2022, the Company, T3 Communications, Inc., a controlled subsidiary of the Company (“T3”) and the two owners of NLI (the “Sellers”), entered into and closed on an Equity Purchase Agreement (the “Purchase Agreement”). Pursuant to the Purchase Agreement, T3 bought all of the equity interests in NLI from the Sellers. NLI is engaged in the business of providing cloud based Unified Communications as a Service, collaboration, contact center, managed connectivity and other voice and data services to small, medium, and large enterprises.

The aggregate purchase price was $13.042 million consisting of: (i) $8.9 million in cash which includes payoff of certain indebtedness held at closing by Next Level and certain transaction expenses; (ii) unsecured promissory notes in the aggregate principal amount of $2 million issued by T3 to the Sellers (the “Unsecured Notes”) with such notes payable in eight equal quarterly installments in the aggregate amount of $250,000 each starting on June 15, 2022 through and including March 16, 2024. With a base annual interest rate of 0% and a default annual interest rate of 18%. The amount owed is subject to change based on certain revenue milestones needing to be met by NLI; and (iii) unsecured convertible promissory notes (the “Convertible Notes”) in the aggregate principal amount of $2 million issued by T3 to the Sellers with such notes payable in eight equal quarterly installments in the aggregate amount of $250,000 each starting on July 31, 2022 through and including January 31, 2024 with a base annual interest rate of 0% and a default annual interest rate of 18%. The Sellers have a one-time right to convert all or a portion of the Convertible Notes commencing on the six-month anniversary of the notes being issued and ending 30 days after such six-month anniversary. If the Sellers elect to convert the notes, T3 is required to make an additional payment of $500,000. The Sellers’ right to convert the notes has expired as of the date of this report. The conversion price is the volume weighted average price per share for the ten (10) consecutive trading days immediately preceding the date on which a conversion notice is received by T3.

T3 paid $8.69 million in cash to the Sellers on the closing date of February 4, 2022.

In addition, 120 days after the closing of the transaction, T3 will pay the Sellers the amount by which net working capital deficit is better than $2.16 million or the Sellers will pay T3 the amount by which net working capital deficit is worse than $2.36 million. As of July 31, 2022, the Company and the sellers agreed that there’s no purchase price adjustment required.

In addition, the Company incurred approximately $845,000 in costs associated with the Next Level Internet Acquisition. These included legal, regulatory, and accounting, cost which were expensed during the year ended July 31, 2022.

As part of the acquisition of NLI, the Company secured an office lease, with a monthly base lease payment of $30,222. The lease expires on March 11, 2026. At the option of the Company, the lease can be extended for two additional five-year terms, with a base rent at the prevailing market rate at the time of the renewal.

DIGERATI TECHNOLOGIES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 — BUSINESS ACQUISITIONS (cont.)

The total purchase price for Skynet and Next Level Internet were $5,700,000 and $13,042,000, respectively. The acquisitions were accounted for under the purchase method of accounting, with Digerati identified as the acquirer. Under the purchase method of accounting, the aggregate amount of consideration assumed by Digerati was allocated to customer contracts acquired and other intangible assets based on their estimated fair values as of acquisition dates. Allocation of the purchase price is based on the final assessment by management.

The following table summarizes the breakdown of intangible assets acquired in connection with the acquisitions.

	Skynet	Next Level Internet	Total
		(in thousands)
Cash	$—	$171	$171
Accounts receivable, net	98	469	567
Current Assets	44	69	113
Intangible assets and Goodwill	5,744	19,079	24,823
Property and Equipment, net	16	2,549	2,565
Total other current assets	50	16	66
Total identifiable assets	$5,952	$22,353	$28,305
Less: Liabilities assumed	252	9,311	9,563
Total Purchase price, net	$5,700	$13,042	$18,742

The following table summarizes the cost of intangible assets related to the acquisition:

	Skynet	Next Level Internet	Total	Useful Life
		(in thousands)		(in Years)
Trade Names and Trademarks	$820	$2,050	$2,870	7 – 10
Customer Relationships	2,228	3,337	5,565	7 – 10
Non-Compete Agreement	170	470	640	2
Goodwill	2,526	13,222	15,748	—
Total intangible assets	$5,744	$19,079	$24,823

Proforma

The following are the unaudited proforma consolidated results of operations for both acquisitions for the years ended July 31, 2022, and 2021 as if the acquisitions occurred on August 1, 2020. The proforma results of operations are presented for informational purposes only and are not indicative of the results of operations that would have been achieved if the acquisitions had taken place on August 1, 2020, or of results that may occur in the future.

	(In thousands) For the Years ended July 31,
	2022		2021
	Reported	Proforma	Reported	Proforma
Revenue	$24,154	$33,028	$12,416	$28,747
Income (loss) from operations	(3,676)	(3,070)	(2,398)	(2,062)
Net income (loss)	$(8,032)	$(7,441)	$(16,703)	$(16,121)
Earnings (loss) per common share-Basic and Diluted	$(0.05)	$(0.05)	$(0.13)	$(0.12)

DIGERATI TECHNOLOGIES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 — PREFERRED STOCK

SERIES A CONVERTIBLE PREFERRED STOCK

In March 2019, the Company’s Board of Directors designated and authorized the issuance up to 1,500,000 shares of the Series A Convertible Preferred Stock. Each share of Series A Convertible Preferred Stock has a par value of $0.001 per share and a stated value equal to one dollar ($1.00) (the “Stated Value”) and are entitled to a dividend at an annual rate of eight percent (8%) per share. The Company had 225,000 shares of the Convertible Series A Convertible Preferred Stock outstanding as of July 31, 2022. During the year ended in July 31, 2022, the Company declared a dividend of $19,000 and had $55,934 as accumulated dividends as of July 31, 2022.

The “Conversion Price” at which shares of Common Stock shall be issuable upon conversion of any shares of Series A Convertible Preferred Stock shall be $0.30 per share.

On May 24, 2022, the Company filed a Certificate of Correction with the Nevada Secretary of State with regard to the Company’s Series A Convertible Preferred Stock Certificate of Designation originally filed in August 2020.

The Certificate of Correction was filed to correct, among other provisions, certain dates, to correct the Series A Convertible Preferred Stock’s initial conversion price (it is $0.30, and the conversion price is not related to any offering), the date that dividends commenced being paid, to correct the mandatory conversion provisions (with such provision not related to a listing of the Common Stock on a national securities exchange).

During the year ended July 31, 2022, the Company evaluated Series A Convertible Preferred Stock and concluded that none of the mandatory conversion events occurred during the period and determined that the convertible shares were classified as equity instruments.

SERIES B CONVERTIBLE PREFERRED STOCK

In April 2020, the Company’s Board of Directors designated and authorized the issuance up to 1,000,000 shares of the Series B Convertible Preferred Stock. The Series B Convertible Preferred Stock is only issuable to the Company’s debt holders as of March 25, 2020 (“Existing Debt Holders”) who may purchase shares of Series B Convertible Preferred Stock at the Stated Value by converting all or part of the debt owed to them by the Corporation as of March 25, 2020. Each share of Series B Convertible Preferred Stock has a par value of $0.001 per share and a stated value equal to one dollar ($1.00) (the “Stated Value”). In April 2020, the Company issued a total of 407,477 shares of Series B Convertible Preferred Stock for settlement of debt of $370,000 on various promissory notes and $37,477 in accrued interest. In March 2021, the Company issued a total of 17,965 shares of Series B Convertible Preferred Stock for settlement of debt of $16,000 on a promissory note and $1,965 in accrued interest.

The Company had 425,442 shares of Series B Convertible Preferred Stock outstanding as of July 31, 2022, and 2021. No dividends are payable on the Series B Convertible Preferred Stock.

The terms of our Series B Convertible Preferred Stock allow for:

Mandatory Conversion.    Upon (i) an up-listing of the Corporation’s Common Stock to Nasdaq or a US national securities exchange, (ii) an underwriting involving the sale of $5,000,000 or more of the Corporation’s Common Stock or Common Stock Equivalents (a “Material Underwriting”), (iii) the Corporation ceases to be a public corporation as the result of a going private transaction, (iv) the Corporation, directly or indirectly, effects any sale, lease, exclusive license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions (including a transaction involving the Corporation’s spin-off of its operating subsidiary, T3 Communications, Inc.), (v) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Corporation or another Person) is completed pursuant to which holders of Common Stock are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Common Stock, (vi) the Corporation, directly or indirectly, in one or more related transactions, effects any reclassification, reorganization or recapitalization of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property,

DIGERATI TECHNOLOGIES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 — PREFERRED STOCK (cont.)

or (vii) the Corporation, directly or indirectly, in one or more related transactions, consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person, other than an officer or director of the Company, whereby such other Person acquires more than 50% of the outstanding shares of Common Stock (not including any shares of Common Stock held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock or share purchase agreement or other business combination), all shares of Series B Convertible Preferred Stock shall be automatically converted, without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent, into the number of fully paid and nonassessable shares of Common Stock in an amount equal, following conversion, to 18% of the Corporation’s issued and outstanding shares of Common Stock. Each of (i)-(vii) above shall be hereafter referred to as a “Conversion Event” and the date of a Conversion Event shall be hereafter referred to as a “Conversion Date”. Upon any such mandatory conversion and the issuance of Conversion Shares further thereto, the shares of Series B Convertible Preferred Stock shall be deemed cancelled and of no further force or effect. A mandatory conversion is the only means by which Series B Convertible Preferred Stock is convertible as the shares of Series B Convertible Preferred Stock are not convertible at the option of the Holder. For purposes of the foregoing Conversion Events, conversion will be deemed to have taken place immediately prior to the Conversion Event. By way of example, if the Corporation engages in a Material Underwriting, the Series B Convertible Preferred Stock will be treated as having been converted immediately prior to the issuance of the securities in the Material Underwriting.

SERIES C CONVERTIBLE PREFERRED STOCK

In July 2020, the Company’s Board of Directors designated and authorized the issuance up to 1,000,000 shares of the Series C Convertible Preferred Stock. Each share of Series C Convertible Preferred Stock has a par value of $0.001 per share and a stated value equal to ten dollars ($10.00) (the “Stated Value”).

On February 25, 2021, Digerati’s Board of Directors approved the issuance of the following shares of Series C Convertible Preferred Stock to officers:

•        Arthur L. Smith — 28,928 shares of Series C Convertible Preferred Stock

•        Antonio Estrada — 19,399 shares of Series C Convertible Preferred Stock

•        Craig Clement — 7,073 shares of Series C Convertible Preferred Stock

The Series C Convertible Preferred Stock were issued for accrued compensation to the management team of $554,000.

The Company had 55,400 shares of Convertible Series C Convertible Preferred Stock outstanding as of July 31, 2022, and 2021. No dividends are payable on the Convertible Series C Convertible Preferred Stock.

The terms of our Series C Convertible Preferred Stock allow for:

Automatic Conversion. Upon (i) an up-listing of the Corporation’s Common Stock to Nasdaq or a US national securities exchange, (ii) a financing or offering involving the sale of $5,000,000 or more of the Corporation’s Common Stock or Common Stock Equivalents (a “Material Financing”), (iii) the Corporation ceases to be a public corporation as the result of a going private transaction, (iv) the Corporation, directly or indirectly, effects any sale, lease, exclusive license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions (including a transaction involving the Corporation’s spin-off of its Nevada subsidiary, T3 Communications, Inc.), (v) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Corporation or another Person) is completed pursuant to which holders of Common Stock are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Common Stock, (vi) the Corporation, directly or indirectly, in one or more related transactions, effects any reclassification, reorganization or recapitalization of the Common Stock or any compulsory share exchange

DIGERATI TECHNOLOGIES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 — PREFERRED STOCK (cont.)

pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property, or (vii) the Corporation, directly or indirectly, in one or more related transactions, consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person, other than an officer or director of the Company, whereby such other Person acquires more than 50% of the outstanding shares of Common Stock (not including any shares of Common Stock held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock or share purchase agreement or other business combination), all issued shares of Series C Convertible Preferred Stock shall be automatically converted, without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent, into the number of fully paid and nonassessable shares of Common Stock in an amount equal, following conversion, to 22% of the Corporation’s issued and outstanding shares of Common Stock. Each of (i)-(vii) above shall be hereafter referred to as a “Conversion Event” and the date of a Conversion Event shall be hereafter referred to as a “Conversion Date”. Upon any such mandatory conversion and the issuance of Conversion Shares further thereto, the shares of Series C Convertible Preferred Stock shall be deemed cancelled and of no further force or effect. A mandatory conversion is the only means by which Series C Convertible Preferred Stock is convertible as the shares of Series C Convertible Preferred Stock are not convertible at the option of the Holder. For purposes of the foregoing Conversion Events, conversion will be deemed to have taken place immediately prior to the Conversion Event. By way of example, if the Corporation engages in a Material Financing, the Series C Convertible Preferred Stock will be treated as having been converted immediately prior to the issuance of the securities in the Material Underwriting.

SERIES F SUPER VOTING PREFERRED STOCK

In July 2020, the Company’s Board of Directors designated and authorized the issuance up to 100 shares of the Series F Super Voting Preferred Stock. Each share of Series F Super Voting Preferred Stock has a par value of $0.001 per share and a stated value equal to one cent ($0.01) (the “Stated Value”).

On November 17, 2020, Digerati’s Board of Directors approved the issuance of the following shares of Series F Super Voting Preferred Stock to officers:

•        Arthur L. Smith — 34 shares of Series F Super Voting Preferred Stock

•        Antonio Estrada — 33 shares of Series F Super Voting Preferred Stock

•        Craig Clement — 33 shares of Series F Super Voting Preferred Stock

The Company had 100 and 100 shares of the Series F Super Voting Preferred Stock outstanding as of July 31, 2022, and 2021. No dividends are payable on the Series F Super Voting Preferred Stock.

The terms of our Series F Super Voting Preferred Stock allow for:

Voting Rights.    As long as any shares of Series F Preferred Stock are outstanding, the Corporation shall not, without the affirmative vote of the Holders of a majority of the then outstanding shares of the Series F Preferred Stock, (a) alter or change adversely the powers, preferences or rights given to the Series F Preferred Stock or alter or amend this Certificate of Designation, (b) amend its certificate of incorporation or other charter documents in any manner that adversely affects any rights of the Holders, (c) increase the number of authorized shares of Series F Preferred Stock, (d) sell or otherwise dispose of any assets of the Corporation not in the ordinary course of business, (e) sell or otherwise effect or undergo any change of control of the corporation, (f) effect a reverse split of its Common Stock, or (g) enter into any agreement with respect to any of the foregoing.

Holder of the Series F Preferred Stock shall be entitled to vote on all matters subject to a vote or written consent of the holders of the Corporation’s Common Stock, and on all such matters, the shares of Series F Preferred Stock shall be entitled to that number of votes equal to the number of votes that all issued and outstanding shares of Common Stock and all other securities of the Corporation are entitled to, as of any such date of determination, on a fully diluted basis, plus one million (1,000,000) votes, it being the intention that the Holders of the Series F Preferred Stock shall

DIGERATI TECHNOLOGIES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 — PREFERRED STOCK (cont.)

have effective voting control of the Corporation. The Holders of the Series F Preferred Stock shall vote together with the holders of Common Stock as a single class on all matters requiring approval of the holders of the Corporation’s Common Stock and separately on matters not requiring the approval of holders of the Corporation’s Common Stock.

Conversion.    No conversion rights apply to the Series F Preferred Stock.

NOTE 17 — EQUITY

During the year ended July 31, 2022, the Company issued the following shares of common stock:

On August 31, 2021, the Company entered into a $75,000 promissory note, with a maturity date of August 31, 2022, and annual interest rate of 8%. In conjunction with the promissory note, we issued 150,000 shares of common stock. At the time of issuance, the Company recognized the relative fair market value of the shares of $13,635 as debt discount, and it will be amortized to interest expense during the term of the promissory note.

On September 29, 2021, the Company entered into a $75,000 promissory note, with a maturity date of September 29, 2022, and annual interest rate of 8%. In conjunction with the promissory note, we issued 150,000 shares of common stock. At the time of issuance, the Company recognized the relative fair market value of the shares of $10,788 as debt discount, and it will be amortized to interest expense during the term of the promissory note.

On October 22, 2021, the Company entered into a $150,000 promissory note, with a maturity date of October 22, 2022, and annual interest rate of 8%. In conjunction with the promissory note, we issued 300,000 shares of common stock. At the time of issuance, the Company recognized the relative fair market value of the shares of $13,965 as debt discount, and it will be amortized to interest expense during the term of the promissory note.

On January 21, 2022, the Company secured two promissory notes for $460,000, with a maturity date of October 21, 2022, and annual interest rate of 8%. In conjunction with the promissory notes, we issued 600,000 shares of common stock. At the time of issuance, the Company recognized $60,892 as debt discount, and it will be amortized to interest expense during the term of the promissory notes.

On February 14, 2022, the Company entered into a note extension agreement, and as consideration for the extension, the Company issued 250,000 shares of common stock with a fair value of $34,150. In addition, the Company agreed to add $75,000 to the principal amount outstanding. The Company evaluated the amendment and accounted for these changes as an extinguishment of debt. The Company recognized a loss on extinguishment of debt for both the $75,000 increase in principal and $34,150 fair value of shares issued and charged the total $109,150 to interest expense at the time of the extension.

On July 1, 2022, the Company issued a total of 1,500,000 shares of common stock for the professional services provided by a consultant. At the time of issuance, the fair market value of the common stock issued was $125,250.

On July 26, 2022, the Company entered into a note extension agreement, and as consideration for the extension, the Company issued 300,000 shares of common stock with a fair value of $30,000. In addition, the Company agreed to add $50,000 to the principal amount outstanding. The Company evaluated the amendment and accounted for these changes as an extinguishment of debt. The Company recognized a loss on extinguishment of debt for both the $50,000 increase in principal and $30,000 fair value of shares issued and charged the total $80,000 to interest expense at the time of the extension.

On July 27, 2022, the Company entered into a variable convertible promissory note with an aggregate principal amount of $165,000, annual interest rate of 8% and a maturity date of April 27, 2023. After payment of transaction-related expenses and closing fees of $19,500, net proceeds to the Company from the Note totaled $100,000. Additionally, the Company recorded $19,500 as a discount to the Note which is amortized over the term of the note. In connection with the execution of the note, the Company issued 300,000 shares of our common stock to the note holder, at the time of issuance, the Company recognized the relative fair market value of the shares of $22,093 as debt discount, and it will be amortized to interest expense during the term of the promissory note.

DIGERATI TECHNOLOGIES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 — EQUITY (cont.)

During the year ended July 31, 2021, the Company issued the following shares of common stock:

During the year ended July 31, 2021, we issued 21,275,629 shares of common stock for debt conversion and settlement of debt $428,375.

During the year ended July 31, 2021, we issued 4,250,000 shares of common stock for professional services with a fair market value of $222,950.

During the year ended July 31, 2021, we issued 1,000,000 shares of common stock for settlement of accounts payable with a fair market value of $60,500.

During the year ended July 31, 2021, we issued 7,858,820 shares to various employees as part of the Company’s Non-Standardized profit-sharing plan contribution and shares issued in lieu of cash compensation with a fair market value of $264,712.

During the year ended July 31, 2021, we issued 2,100,000 shares in conjunction with various promissory notes with a fair market value of $146,942.

During the year ended July 31, 2021, we issued 400,000 shares in conjunction with various extension agreements for promissory notes with a fair market value of $58,760.

During the year ended July 31, 2021, we received $33,000 in proceeds from the exercise of 330,000 warrants, with an exercise price of $0.10 per warrant, as a result we issued 330,000 shares of common stock.

During the year ended July 31, 2021, we issued 55,400 shares of the Series C Convertible Preferred Stock to various members of the Management team. The Series C Convertible Preferred Stock were issued for settlement of accrued compensation to the management team of $554,010. There was no gain or loss recorded on the transaction.

During the year ended July 31, 2021, we issued 17,965 shares of Series B Convertible Preferred Stock for payment of debt of $17,965.

NOTE 18 — SUBSEQUENT EVENTS

MEOA Business Combination

On August 30, 2022, Digerati entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among Digerati, Minority Equality Opportunities Acquisition Inc., a Delaware corporation (“MEOA”), and Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of MEOA (“Merger Sub”).

The Business Combination Agreement and the transactions contemplated thereby were approved by the board of directors of each of MEOA and Digerati.

The Business Combination Agreement provides, among other things, that Merger Sub will merge with and into Digerati, with Digerati as the surviving company in the merger and, after giving effect to such merger, Digerati shall be a wholly-owned subsidiary of MEOA (the “Merger”). In addition, MEOA will be renamed Verve Technologies Corporation. The Merger and the other transactions contemplated by the Business Combination Agreement are hereinafter referred to as the “Business Combination”. Other capitalized terms used, but not defined, herein, shall have the respective meanings given to such terms in the Business Combination Agreement.

In accordance with the terms and subject to the conditions of the Business Combination Agreement, at the Effective Time, among other things: (i) each share of Digerati common stock outstanding as of immediately prior to the Effective Time will be exchanged for shares of MEOA common stock, par value $0.0001 per share (each, an “MEOA Share” and collectively, the “MEOA Shares”), based upon the exchange ratio set forth in the Business

DIGERATI TECHNOLOGIES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 — SUBSEQUENT EVENTS (cont.)

Combination Agreement (the “Exchange Ratio”); (ii) all vested and unvested stock options of Digerati will be assumed by MEOA and thereafter be settled or exercisable for MEOA Shares, as applicable, determined based on the Exchange Ratio; (iii) each warrant to purchase shares of Digerati common stock will be canceled in exchange for a warrant to purchase MEOA Shares determined based on the Exchange Ratio; (iv) any shares of the Series A Preferred Stock of Digerati outstanding as of the Effective Time will thereafter be convertible into a number of MEOA Shares determined by multiplying the number of shares of Digerati common stock into which such preferred shares would have been convertible immediately prior to the Effective Time by the Exchange Ratio; (v) certain convertible notes of Digerati issued following the signing of the Business Combination Agreement and outstanding as of the Effective Time will thereafter be convertible into a number of MEOA Shares determined by multiplying the number of shares of Digerati common stock into which such convertible notes would have been convertible immediately prior to the Effective Time by the Exchange Ratio; and (vi) each share of MEOA Class A common stock, par value $0.0001 per share (the “MEOA Class A Common Stock”), and each share of MEOA Class B common stock, par value $0.0001 per share (the “MEOA Class B Common Stock”), that is issued and outstanding immediately prior to the effective time shall become one MEOA Share following the consummation of the Business Combination.

The Business Combination is expected to close in the first calendar quarter of 2023, following the receipt of the required approval by the stockholders of MEOA and Digerati, approval by Nasdaq of MEOA’s initial listing application filed in connection with the Business Combination, and the fulfillment of other customary closing conditions.

The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the closing, including, without limitation, (i) by the mutual written consent of MEOA and Digerati; (ii) by MEOA, subject to certain exceptions, if any of the representations or warranties made by Digerati are not true and correct or if Digerati fails to perform any of its covenants or agreements under the Business Combination Agreement (including an obligation to consummate the closing) such that certain conditions to our obligations could not be satisfied and the breach (or breaches) of such representations or warranties or failure (or failures) to perform such covenants or agreements is (or are) not cured or cannot be cured within the earlier of (A) thirty (30) days after written notice thereof, and (B) February 25, 2023 (the “Termination Date”); (iii) by Digerati, subject to certain exceptions, if any of the representations or warranties made by our company or Merger Sub are not true and correct or if MEOA or Merger Sub fails to perform any of its covenants or agreements under the Business Combination Agreement (including an obligation to consummate the closing) such that the condition to the obligations of Digerati could not be satisfied and the breach (or breaches) of such representations or warranties or failure (or failures) to perform such covenants or agreements is (or are) not cured or cannot be cured within the earlier of (A) thirty (30) days after written notice thereof, and (B) the Termination Date; (iv) by either MEOA or Digerati, if the closing does not occur on or prior to the Termination Date, unless the breach of any covenants or obligations under the Business Combination Agreement by the party seeking to terminate proximately caused the failure to consummate the transactions contemplated by the Business Combination Agreement; (v) by either MEOA or Digerati, if (A) any governmental entity shall have issued an order or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by the Business Combination Agreement and such order or other action shall have become final and non-appealable; or (B) if the Required MEOA Stockholder Consent is not obtained; (vi) by MEOA, if (A) Digerati does not deliver, or cause to be delivered to MEOA a Transaction Support Agreement duly executed by certain Digerati stockholders or (B) the Digerati stockholders meeting has been held, has concluded, the Digerati stockholders have duly voted, and Digerati stockholder approval was not obtained; (vii) by MEOA, if Digerati does not deliver, or cause to be delivered, to MEOA a duly executed copy of the PRG Resolution Agreement on or prior to October 15, 2022. The parties are currently negotiating an extension to this deadline. There can be no assurance that an agreement on this matter will be reached; (viii) by Digerati, should MEOA not have timely taken such actions as are reasonably necessary to extend the period of time to complete an initial business combination for an additional period of three months from November 30, 2022; provided, that it shall be the obligation of Digerati to timely make the deposit into the Trust Account in connection with such extension, and Digerati shall not have a right to terminate the Business Combination Agreement as a result of Digerati’s failure to make such deposit; (ix) by MEOA should Digerati not deposit into the Trust Account in a timely manner the funds necessary to extend the period for our company to complete an initial business combination for an additional period of three months from November 30, 2022, in accordance with, and

DIGERATI TECHNOLOGIES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 — SUBSEQUENT EVENTS (cont.)

as required pursuant to, the Business Combination Agreement; and (x) by MEOA should: (A) Nasdaq not approve the initial listing application for the combined company with Nasdaq in connection with the Business Combination; (B) the combined company not have satisfied all applicable initial listing requirements of Nasdaq; or (C) the common stock of the combined company not have been approved for listing on Nasdaq prior to the date of the closing.

If the Business Combination Agreement is validly terminated, none of the parties to the Business Combination Agreement will have any liability or any further obligation under the Business Combination Agreement other than customary confidentiality obligations, except in the case of a willful breach of any covenant or agreement under the Business Combination Agreement or fraud, provided, that (A) if MEOA terminates the Business Combination Agreement pursuant to clauses (ii), (vi), (vii) or (viii) of the preceding paragraph, Digerati shall pay to MEOA, promptly following such termination, and in any event within not less than five business days following delivery of notice of termination, a termination fee in the amount of $2,000,000, (B) if Digerati terminates the Business Combination Agreement pursuant to clauses (iii) or (ix) of the preceding paragraph, MEOA shall pay to Digerati promptly following such termination, and in any event within not less than five business days following delivery of notice of termination, a termination fee in the amount of $2,000,000 and (C) in the event of a termination by MEOA pursuant to clauses (ix) or (x) of the preceding paragraph, Digerati shall pay to MEOA, promptly following such termination, and in any event within not less than five business days following delivery of notice of termination, a termination fee in the amount of $1,265,000.

Convertible Notes Extensions

On various dates in August, September and October 2022, the Company entered into several note extension agreements and as consideration for the extensions, the Company issued a total of 2,060,000 shares with a fair value of $252,340. The Company also agreed to add a total of $302,500 to the principal amounts owed to the noteholders.

Unsecured Convertible Promissory Notes payment

On September 5, 2022, the Company made a quarterly principal payment of $250,000 towards the NLI Unsecured Convertible Promissory Notes.

Convertible Promissory Notes & Equity Issuance

On various dates in September and October 2022, the Company entered into 2 convertible promissory notes with principal balances totaling $350,000 which are subject to annual interest of 8% and mature over a period ranging from 6 months to 1 year. The Company issued 150,000 shares of common stock with a fair market value of $20,145. The notes are convertible into shares of common stock at a conversion price equal to the greater of (i) $0.15 per share (the “Fixed Conversion Price”), or (ii) seventy-five percent (75%) of the lowest daily volume weighted average price (“VWAP”) over the ten (10) consecutive trading day period ending on the trading day immediately prior to the applicable conversion date (the “Variable Conversion Price”).

One of the convertible promissory notes provided, that the Holder shall, in its sole discretion, be able to convert any amounts due hereunder at a twenty-five percent (25%) discount to the per share price of the qualified uplisting financing of over $4MM. If, no later than July 31, 2023, the Company shall fail to uplist to any tier of the NASDAQ Stock Market, the New York Stock Exchange or the NYSE MKT, the conversion price under the note will be adjusted to equal the lesser of (i) $0.10 per share; or (ii) seventy-five percent (75%) of the lowest VWAP in the preceding twenty (20) consecutive trading days.

In October 2022, the Company entered into a convertible promissory note with principal balances totaling $165,000 which is subject to annual interest of 8% and mature over a period of 9 months. The Company issued 300,000 shares of common stock with a fair market value of $45,000. The note is convertible at a conversion price equal to the greater of $0.10 or 25% discount to up-listing price of offering/underwriting price concurrent with the Company listing on Nasdaq or NYSE American.

DIGERATI TECHNOLOGIES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 — SUBSEQUENT EVENTS (cont.)

Promissory Note Extension

On September 8, 2022, the holder of a promissory note for $50,000, originally secured on October 22, 2018, agreed to extend the maturity date until January 31, 2023, all other terms remained the same.

Promissory Note — related party

On October 4, 2022, the Company entered into a $150,000 promissory note, with the Company’s president, Derek Gietzen, with a maturity date of October 15, 2022, and annual interest rate of 11%. On October 17, 2022, the Company paid the total principal outstanding of $150,000, plus accrued interest.

Amendment to Forbearance Agreement

On October 17, 2022, T3 Nevada, and Post Road Group, agreed to Amend the Forbearance Agreement dated June 13, 2022, pursuant to an Amendment to Forbearance Agreement (the “Amendment”).

The Amendment was entered into because certain events of default related to both the Credit Agreement and the Joinder that had occurred prior to the parties’ entering into the Forbearance Agreement were continuing (the “Prior Existing Defaults”), certain additional events of default related to the Credit Agreement had occurred since the date of the Forbearance Agreement (the “Additional Existing Defaults”), and the parties anticipated that additional events of default with respect to the Credit Agreement will occur (the “Anticipated Defaults”).

The Additional Existing Defaults related to financial covenants were failure to maintain a Senior Leverage Ratio (as defined in the Credit Agreement) of less than 4.06 to 1.00 for the fiscal quarter ended July 31, 2022, and failure to maintain Minimum Liquidity (as defined in the Credit Agreement) of $2.0 million for the fiscal quarter ended July 31, 2022. The Anticipated Defaults related to financial covenants are failure to maintain a Senior Leverage Ratio of less than 4.05 to 1.00 for the fiscal quarter ending October 31, 2022, and failure to maintain Minimum Liquidity of $2.0 million for the fiscal quarter ending October 31, 2022.

The Additional Existing Defaults and Anticipated Defaults unrelated to financial covenants relate to the Loan Parties’ failure to deliver a compliance certificate for the fiscal quarter ended July 31, 2022, and ending October 31, 2022, respectively and, with respect to the Additional Existing Defaults, to timely deliver an executed copy of an amendment to a lease agreement.

Pursuant to the Amendment, Post Road agreed to forbear through the Amended Forbearance Period (as defined below) from (i) exercising its rights and remedies with regard to the Prior Existing Defaults, the Additional Existing Defaults, and the Anticipated Defaults and (ii) requiring compliance with the financial covenants set forth in Section 11.12 of the Credit Agreement. The “Amended Forbearance Period” is from June 13, 2022, through the earlier of (a) November 15, 2022, (b) the date on which any other event of default not enumerated in the Amendment occurs or is deemed to have occurred, or (c) the date of any failure of any Loan Party to comply with any term, condition, or provision of the Forbearance Agreement as amended by the Amendment. The Amendment does not constitute a waiver of the defaults enumerated therein nor does it impair the ability of Post Road to exercise its rights and remedies after the expiration of the Amended Forbearance Period.

INDEPENDENT ACCOUNTANT’S REVIEW REPORT

To the Board of Directors

Next Level Internet, Inc.

We have reviewed the accompanying financial statements of Next Level Internet, Inc. (the “Company”), which comprise the balance sheet as of October 31, 2021, and the related statements of operations, changes in stockholders’ deficit, and cash flows for the three months ended October 31, 2021 and 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management’s financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant’s Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant’s Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Other Matter — Report on 2021 Financial Statements

The July 31, 2021 balance sheet was audited by us, and we expressed an unmodified opinion on it in our report dated December 23, 2021. We have not performed any auditing procedures since that date.

Melville, NY

January 11, 2022

Next Level Internet, Inc.

Balance Sheets

	October 31, 2021 (Unaudited)	July 31, 2021
ASSETS
Current assets
Cash	$758,162	$735,041
Accounts receivables, net	559,014	611,466
Prepaid expenses and other current assets	524,935	493,008
Total current assets	1,842,111	1,839,515

Capitalized software, net	27,266	31,161
Property and equipment, net	1,299,163	1,334,418
Other assets	386,365	403,831
Right of use asset, net	1,312,176	1,377,218
	$4,867,081	$4,986,143

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable	$300,347	$284,538
Accrued expenses	819,600	834,217
Accrued taxes and penalties	4,552,303	4,275,334
Deferred revenue	1,269,907	1,233,515
Customer deposits	827,800	784,032
Equipment financing, current	35,407	41,559
Notes payable, related parties	300,000	555,600
Finance leases, current	11,972	17,226
Operating lease liability, current	294,546	288,524
Total current liabilities	8,411,882	8,314,545

Equipment financing	5,273	11,474
Operating lease liability	1,185,309	1,260,532
Economic injury disaster loan	200,000	—
	9,802,464	9,586,551

Stockholders’ deficit
Common stock; $1 par value, 1,500 shares authorized and 1,500 shares issued and outstanding at October 31, 2021 and July 31, 2021, respectively	1,500	1,500
Additional paid-in capital	171,000	171,000
Accumulated deficit	(5,107,883)	(4,772,908)
Total stockholders’ deficit	(4,935,383)	(4,600,408)
	$4,867,081	$4,986,143

The accompanying notes are an integral part of these financial statements.

Next Level Internet, Inc.

Statements of Operations

(Unaudited)

	Three Months Ended October 31,
	2021	2020
Revenues	$3,253,088	$2,637,632

Costs and expenses
Costs of revenues (exclusive of depreciation and amortization)	1,377,143	999,499
Operating expenses	2,086,289	1,652,364
Depreciation and amortization	113,716	86,718
Total costs and expenses	3,577,148	2,738,581

Operating loss	(324,060)	(100,949)

Other expense:
Interest expense	9,887	5,935
Other expense	1,028	1,117
Total other expense	10,915	7,052
Net loss	$(334,975)	$(108,001)

The accompanying notes are an integral part of these financial statements.

Next Level Internet, Inc.

Statements of Changes in Stockholders’ Deficit

(Unaudited)

For the Three Months Ended October 31, 2021 and 2020

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total
	Shares	Value
Balance at August 1, 2020	1,500	$1,500	$41,000	$(3,615,118)	$(3,572,618)
Net loss	—	—	—	(108,001)	(108,001)
Balance at October 31, 2020 (unaudited)	1,500	$1,500	$41,000	$(3,723,119)	$(3,680,619)
Balance at August 1, 2021	1,500	$1,500	$171,000	$(4,772,908)	$(4,600,408)
Net loss	—	—	—	(334,975)	(334,975)
Balance at October 31, 2021 (unaudited)	1,500	$1,500	$171,000	$(5,107,883)	$(4,935,383)

The accompanying notes are an integral part of these financial statements.

Next Level Internet, Inc.

Statements of Cash Flows

(Unaudited)

	Three Months Ended October 31,
	2021	2020
Cash flows from operating activities
Net loss	$(334,975)	$(108,001)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	113,716	86,718
Amortization of ROU asset – operating	65,042	61,703
Bad debt expense	9,712	(18,566)
Changes in operating assets and liabilities:
Accounts receivable	42,740	(16,082)
Prepaid expenses and other current assets	(31,927)	(45,974)
Other assets	17,466	20,204
Accounts payable	15,809	63,819
Accrued expenses	(14,617)	19,540
Accrued taxes and penalties	276,969	243,837
Deferred revenue	36,392	21,104
Customer deposits	43,768	8,526
Operating lease liability	(69,201)	(63,542)
Net cash provided by operating activities	170,894	273,286

Cash flows from investing activities
Capitalization of software development costs	—	(46,741)
Purchase of property and equipment	(74,566)	(102,986)
Net cash used in investing activities	(74,566)	(149,727)

Cash flows from financing activities
Repayments of equipment financing	(12,353)	(11,281)
Repayments of notes payable, related parties	(255,600)	(200,000)
Proceeds from economic injury disaster loan	200,000	—
Repayments on finance leases	(5,254)	(4,870)
Net cash used in financing activities	(73,207)	(216,151)

Net increase (decrease) in cash	23,121	(92,592)

Cash, at beginning of period	735,041	1,215,122
Cash, at end of period	$758,162	$1,122,530

Supplemental information:
Interest expense paid in cash	$7,572	$5,935

The accompanying notes are an integral part of these financial statements.

Next Level Internet, Inc.
Notes to Financial Statements
For the Three Months Ended October 31, 2021 and 2020
(Unaudited)

1.      NATURE OF COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Next Level Internet, Inc. (the “Company”) is a leading provider of cloud-based Unified Communications as a Service (“UCaaS”) solutions, contact center, and managed connectivity services. The Company has a high-capacity network with nationwide reach and has nearly 1,000 customers across a diverse set of high-value sectors; target multi-location small and medium sized businesses and mid-market customers primarily through regionally focused channel partners.

On October 11, 2021, the Company and T3 Communications, Inc. (“T3”) entered into a non- binding letter of intent for a potential business combination between the companies (the “Letter of Intent”). Subject to the terms of the LOI, T3 will acquire 100% of the Company for a total of $20 million, consisting of $14 million of cash, $2.5 million in the form of an unsecured note payable, and $3.5 million of restricted stock. The merger consideration is subject to customary upward or downward adjustments for the Company’s net working capital and closing cash. On January 3, 2022, the Company and T3 executed an amendment to the non-binding letter of intent to extend the exclusivity period to January 21, 2022 and amend the purchase price to $17.3 million, consisting of $13.3 million in cash, $2 million in the form of an unsecured convertible promissory notes, and $2 million in the form of unsecured adjustable promissory notes.

Basis of Presentation

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information (Accounting Standards Codification (“ASC”) 270, Interim Reporting). Accordingly, these statements should be read in conjunction with the Company’s audited financial statements as of and for the year ended July 31, 2021.

In the opinion of the management, the accompanying unaudited financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The Company’s unaudited financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s financial statements as of and for the year ended July 31, 2021. The results of operations of any interim period are not necessarily indicative of the results of operations to be expected for the full fiscal year.

The financial information as of July 31, 2021 presented in the unaudited financial statements is derived from the audited financial statements as of and for the year ended July 31, 2021.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. As of October 31, 2021 and 2020, there were no cash equivalents.

Next Level Internet, Inc.
Notes to Financial Statements
For the Three Months Ended October 31, 2021 and 2020
(Unaudited)

1.      NATURE OF COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Fair Value of Financial Instruments

The Company applies fair value accounting for all financial assets and liabilities and non- financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as risks inherent in valuation techniques, transfer restrictions and credit risk. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

•        Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•        Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets).

•        Level 3 applies to assets or liabilities for which fair value is derived from valuation techniques in which one or more significant inputs are unobservable, including the Company’s own assumptions.

The estimated fair value of financial instruments is determined by the Company using available market information and valuation methodologies considered to be appropriate. At October 31, 2021, the carrying value of the Company’s accounts receivable, accounts payable, and accrued expenses approximated their fair values due to their short-term maturities.

Accounts Receivable

Accounts receivable consists of outstanding amounts due from the sale of products and services. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends, and other information. Accounts receivable are written off when they are determined to be uncollectible. The Company believes that an allowance for doubtful accounts of $48,718 and $27,660 at October 31, 2021 and July 31, 2021, respectively, is adequate based on historical experience. Credit losses, when realized, have been within the range of the Company’s expectations.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Replacements and major improvements are capitalized; maintenance and repairs are charged to expense as incurred.

Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets per the table below:

Customer premises equipment	5 years
Furniture and fixtures	7 years
Leasehold improvements	Shorter of useful life of asset or lease term
Software	3 years
Network equipment	5 years

Next Level Internet, Inc.
Notes to Financial Statements
For the Three Months Ended October 31, 2021 and 2020
(Unaudited)

1.      NATURE OF COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue Recognition

The Company accounts for revenues under Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers (“Topic 606”). The core principle of Topic 606 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is recognized utilizing the five-step process as prescribed by Topic 606:

•        identification of the contract, or contracts, with a customer;

•        identification of the performance obligations in the contract;

•        determination of the transaction price;

•        allocation of the transaction price to the performance obligations in the contract; and

•        recognition of revenue when, or as, the Company satisfies a performance obligation.

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and represents the unit of account in applying the revenue recognition guidance provided by Topic 606. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The Company’s performance obligations are satisfied over time as services are rendered or at a point in time depending on when the customer obtains control of the promised goods or services. Revenue is recognized when obligations under the terms of a contract with the customer are satisfied; generally, this occurs when services are rendered.

Revenues include revenues received from the sale of integrated cloud solutions and business services and is comprised of monthly recurring revenue (“MRRs”), usage charges, and professional services for configuration. MRRs include the fees paid by customers for services and are recognized over the period that the corresponding services are rendered to the customers. Usage and access charges are recognized monthly as services are provided. Professional services are primarily billed on a fixed-fee basis and revenue is recognized over time, generally as services are activated for the customer.

Deferred Revenue

Deferred revenue represents amounts billed to or collected from customers for which the related revenue has not been recognized because one or more of the performance obligations have not been met. The current portion of deferred revenue is expected to be recognized as revenue within 12 months from the balance sheet date.

Costs to Obtain a Customer Contact

Direct incremental costs of obtaining a contract, consisting of sales commissions, are deferred and amortized over the estimated life of the customer, which is currently 36 months. The Company calculates the estimated life of the customer on an annual basis. The Company classifies deferred commissions as prepaid expenses or other noncurrent assets based on the timing of when it expects to recognize the expense.

Customer Deposits

The Company in some instances requires customers to make a last month deposit to be applied to outstanding balances if services are cancelled. If the customer’s account is paid in full, the Company will refund the full deposit in the month following service termination.

Next Level Internet, Inc.
Notes to Financial Statements
For the Three Months Ended October 31, 2021 and 2020
(Unaudited)

1.      NATURE OF COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Costs of Revenues

Costs of revenues include bandwidth, colocation, infrastructure and install charges in connection with the Company’s UCaaS or cloud communication services. The bandwidth charges are incurred as part of the connectivity between the Company’s customers to allow them to access various services. The Company also incurs costs from underlying providers for fiber, internet broadband, and telecommunication circuits in connection with the Company’s data and connectivity solutions. Install costs include the installation of necessary equipment and professional services they may be incurred for engineering. All remaining charges are classified as infrastructure costs.

Capitalized Software

The Company complies with the guidance of ASC Topic 350-40, “Intangibles — Goodwill and Other — Internal Use Software”, in accounting for of its internally developed system projects that it utilizes to provide its services to customers. These system projects generally relate to software of the Company that is not intended for sale or otherwise marketed. Internal and external costs incurred during the preliminary project stage are expensed as they are incurred. Once a project has reached the development stage, the Company capitalizes direct internal and external costs until the software is substantially complete and ready for its intended use. Costs for upgrades and enhancements are capitalized, whereas, costs incurred for maintenance are expensed as incurred. These capitalized software costs are amortized on a project-by project basis over the expected economic life of the underlying software on a straight-line basis, which is generally three years. Amortization commences when the software is available for its intended use.

Impairment of Long-Lived Assets

The Company reviews long lived assets, including property and equipment, capitalized software, and right of use assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. Recoverability measurement and estimating of undiscounted cash flows for assets to be held and used is done at the lowest possible levels for which there are identifiable cash flows.

If the projected undiscounted cash flows are less than the carrying value, the amount of impairment, if any, recognized would be equal to the amount by which the carrying amount of the assets exceeds the fair value of the assets, which the Company would compute using a discounted cash flow approach. Assets to be disposed of are recorded at the lower of the carrying amount or fair value less costs to sell.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts that are insured by the FDIC up to $250,000. As of October 31, 2021 and July 31, 2021, the Company had $340,135 and $277,186, respectively, of uninsured cash balances. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Leases

The Company’s leases are accounted for under Financial Accounting Standards Board (“FASB”) ASC Topic 842, Leases (“Topic 842”). At inception of the arrangement, the Company determines whether the arrangement is or contains a lease based on the unique facts and circumstances present and whether the lease meets the classification criteria of a finance or operating lease. For operating leases with terms greater than 12 months, the Company records a right-of-use (“ROU”) asset and lease obligation at the present value of lease payments

Next Level Internet, Inc.
Notes to Financial Statements
For the Three Months Ended October 31, 2021 and 2020
(Unaudited)

1.      NATURE OF COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

over the term using the implicit interest rate, when readily available, or its incremental borrowing rate, which is the rate incurred to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. Options to extend or terminate a lease are included in the calculation for the lease term to the extent the option is reasonably certain of exercise. The Company does not recognize ROU assets and lease liabilities for leases with terms at inception of twelve months or less. The Company recognizes the lease expense for operating leases on a straight-line basis in the statement of operations over the lease term.

Finance leases are included in property and equipment and equipment financing on the balance sheets. Finance leases are recorded as an asset and an obligation at an amount equal to the present value of the minimum lease payments during the lease term. Amortization and interest expense associated with finance leases are included in operating expenses and interest expense, respectfully, on the statements of operations.

Income Taxes

The Company has elected under the Internal Revenue Code and related state provisions to be an S-Corporation. In lieu of corporate income taxes, the stockholders of an S-Corporation are taxed at their proportionate share of the Company’s taxable income. Therefore, no provision or liability for Federal income taxes has been included in the financial statements.

Advertising

The Company expenses advertising costs as they are incurred. Advertising expense was $33,645 and $8,592 for the three months ended October 31, 2021 and 2020, respectfully.

Liquidity

The Company has experienced operating and net losses for the three month periods ended October 31, 2021 and 2020 and has relied on periodic loans from related parties and capital contributions to assist in funding its ongoing capital needs. As of October 31, 2021, the Company has an accumulated deficit of $5,120,038 and working capital deficit of $6,581,926 The Company continues to execute on a plan to achieve profitability and generated positive cash flows from operations for the three month periods ended October 31, 2021 and 2020. In addition, the Company’s revenues increased in the three months ended October 31, 2021 compared to the three months ended October 31, 2020 and the Company secured an Economic Injury Disaster Loan in the amount of $200,000 in October 2021 (see Note 5). As of October 31, 2021, the Company has $758,162 of cash on hand.

Based on the operating results of the three months ended October 31, 2021 and management’s plans to continue to increase revenues and generate positive cash flows from operations, the accompanying financial statements do not include any adjustments or classifications that may result from the possible inability of the Company to continue as a going concern. The accompanying financial statements have been prepared on a basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

Subsequent Events

For the purposes of preparing these financial statements, the Company considered events through January 11, 2021, the date these financial statements were available for issuance.

Next Level Internet, Inc.
Notes to Financial Statements
For the Three Months Ended October 31, 2021 and 2020
(Unaudited)

2.      PROPERTY AND EQUIPMENT

Property and equipment consist of the following at:

	October 31, 2021	July 31, 2021
Customer premises equipment	$1,196,890	$1,122,324
Leasehold improvements	343,642	343,642
Network equipment	327,473	327,473
Furniture and fixtures	191,664	191,664
Software	77,754	77,754
Total cost	2,137,423	2,062,857
Less: accumulated depreciation	(838,260)	(728,439)
Property and equipment, net	$1,299,163	$1,334,418

Depreciation expense was $109,821 and $85,420 for the three months ended October 31, 2021 and 2020, respectively.

3.      CAPITALIZED SOFTWARE

Capitalized software consist of the following at:

	October 31, 2021	July 31, 2021
Software development costs	$46,741	$46,741
Less: accumulated amortization	(19,475)	(15,580)
Capitalized software, net	$27,266	$31,161

Amortization of software development costs totaled $3,895 and $1,298 for the three months ended October 31, 2021 and 2020, respectively.

4.      ACCRUED EXPENSES

Accrued expenses consisted of the following at:

	October 31, 2021	July 31, 2021
Accrued payroll	$255,152	$266,842
Accrued vacation	264,412	266,806
Accrued commissions	144,659	154,420
Accrued circuit costs	155,377	146,149
	$819,600	$834,217

5.      ECONCOMIC INJURY DISASTER LOAN

On October 8, 2021, the Company executed the standard loan documents required for securing a loan (the “EIDL Loan”) from the SBA under its Economic Injury Disaster Loan (“EIDL”) assistance program in light of the impact of the COVID-19 pandemic on the Company’s business. Pursuant to that certain Loan Authorization and Agreement (the “SBA Loan Agreement”), the principal amount of the EIDL Loan is up to $200,000, with proceeds to be used for working capital purposes. Interest on the EIDL Loan accrues at the rate of 3.75% per annum and installment payments, including principal and interest, are due monthly beginning eighteen months from the date of the EIDL Loan in the amount of $1,002. All payments will first be applied to interest accrued to the date of receipt of each payment, and the balance, if any, will be applied to the principal. The balance of

Next Level Internet, Inc.
Notes to Financial Statements
For the Three Months Ended October 31, 2021 and 2020
(Unaudited)

5.      ECONCOMIC INJURY DISASTER LOAN (cont.)

principal and interest is payable thirty years from the date of the promissory note. As the Company will not make payments against principal until 2023, the entire balance was classified as a long-term liability in the accompanying balance sheet.

At October 31, 2021, the EIDL matures as follows:

Year ending July 31,
2026	$4,212
Thereafter	195,788
$200,000

6.      RELATED PARTY TRANSACTIONS

The Company entered into various unsecured promissory notes with certain shareholders to provide the Company with liquidity. Interest rates for the related party unsecured promissory notes ranged from 5% to 15%. All outstanding balances at October 31, 2021 included interest rates of 5%. The outstanding principal balances are past due and included as current liabilities in the accompanying balance sheet. No default interest or late payment fees have been assessed during the three months ended October 31, 2021 and 2020.

The Company incurred interest expense related to the related party promissory notes in the amount of $8,612 and $3,333 for the three months ended October 31, 2021 and 2020, respectively, which have been included in interest expense on the statements of operations.

7.      EQUIPMENT FINANCING

Equipment financing consisted of the following:

	October 31, 2021	July 31, 2021
Equipment loan 1, entered into in January 2019, includes total financed amount of $107,750 payable in monthly installments of $2,658 for 48 months. Interest at 8.54% per annum. The equipment loan was provided to purchase certain furniture and fixtures and is secured by the assets purchased.	$36,956	$42,427
Equipment loan 2, entered into in January 2019, includes total financed amount of $56,226 payable in monthly installments of $1,821 for 36 months. Interest at 10.25% per annum. The equipment loan was provided to purchase certain furniture and fixtures and is secured by the assets purchased.	3,724	10,606
	40,680	53,033
Less: Current portion of equipment financing	(35,407)	(41,559)
Long-term debt	$5,273	$11,474

The Company incurred interest expense related to the equipment loans in the amount of $1,082 and $2,154 for the three months ended October 31, 2021 and 2020, respectively.

Equipment financing maturities are as follows:

Year ending July 31,
2022 (9 months)	$27,671
2023	13,009
$40,680

Next Level Internet, Inc.
Notes to Financial Statements
For the Three Months Ended October 31, 2021 and 2020
(Unaudited)

8.      REVENUES

Revenue by major product offerings for the three months ended October 31, 2021 and 2020 are as follows:

Major Product Offerings:	2021	2020
Broadband services	$1,803,539	$1,366,731
Cloud hosted voice services	1,315,162	1,141,231
Colocation services	127,800	115,873
Other	6,587	13,797
	$3,253,088	$2,637,632

The Company’s contract liabilities are reported in a net position on a contract-by-contract basis at the end of each reporting period. As of October 31, 2021 and July 31, 2021, the deferred revenue balance was $1,269,907 and $1,233,515 respectively. The full amount of the deferred revenue balance as of October 31, 2021 is expected to be performed within 12 months and consist of consideration that is contractually due in advance of providing the product or performing the services.

9.      INCOME TAXES

The Company, with stockholders’ consent, has elected to be taxed as an S-Corporation under the provisions of the Internal Revenue Code and comparable state income tax law. As a result, the Company is not subject to Federal income taxes in the three months ended October 31, 2021 and 2020. Consequently, the stockholders are liable for individual Federal and State income taxes on their proportionate shares of the Company’s taxable income.

Accounting for Income Taxes, prescribes guidance regarding the minimum recognition threshold an income tax position is required to meet before being recognized in the consolidated financial statements and applies to all income tax positions. Each income tax position is assessed using a two-step process. A determination is first made as to whether it is more-likely-than-not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more-likely-than-not criteria, the benefit recorded in the consolidated financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement. The Company records income tax related interest and penalties as a component of the provision for income tax expense.

The income tax position taken by the Company for the years 2018 through 2021 remaining open under the various statutes of limitations is that the Company continues to be exempt from income taxes by virtue of its being an S-Corporation pass-through entity. Management believes this tax position meets the more-likely-than-not threshold and, accordingly, the tax benefits of this income tax position (no Federal income tax expense or liability) has been recognized for the period ended on or before October 31, 2021.

The Company believes that there are no tax positions taken or expected to be taken that would significantly increase or decrease unrecognized tax benefits within 12 months of the reporting date.

10.    LEASES

The Company leases a corporate office building under an operating lease through March 2026. Rent expense on the Company’s operating leases for the three months ended October 31, 2021 and 2020 was $84,117. The Company leases equipment and vehicles under finance lease agreements through September 2022. The outstanding balance for finance leases as of October 31, 2021 and July 31, 2021 was $11,972 and $17,226, respectively. The Company recorded assets classified as property equipment under finance lease obligations of $69,536 as of October 31, 2021 and July 31, 2021. Related accumulated depreciation totaled $56,911 and $52,052 as of October 31, 2021 and July 31, 2021, respectively. Because none of the Company’s leases included

Next Level Internet, Inc.
Notes to Financial Statements
For the Three Months Ended October 31, 2021 and 2020
(Unaudited)

10.    LEASES (cont.)

an implicit rate of return, the Company’s incremental secured borrowing rate was used based on lease term information available as of the lease commencement date in determining the present value of lease payments. The incremental borrowing rate on the leases is 5.0%.

The maturity of operating and finance lease liabilities as of October 31, 2021 are as follows:

Year ending July 31,	Operating Leases	Finance Leases
2022 (9 months)	$271,202	$12,224
2023	369,229	—
2024	379,272	—
2025	389,617	—
2026	244,433	—
Total minimum lease payments	1,653,753	12,224
Less: imputed interest	(173,898)	(252)
Present value of lease liabilities	1,479,855	11,972
Less: current lease liabilities	(294,546)	(11,972)
Long-term lease liabilities	$1,185,309	$—
Lease term and discount rate	October 31, 2021
Weighted-average remaining lease term (years)
Operating leases	4.4
Finance leases	0.8

Weighted-average discount rate
Operating leases	5.0%
Finance leases	5.0%

11.    COMMITMENTS AND CONTINGENCIES

Contingencies

The Company acts as a collection agent for various government authorities, including but not limited to the Federal Communications Commissions (“FCC”), state authorities such as the California Public Utilities Commission (“PUC”), and other state and local taxes including the California Utility User Tax (“UUT”). The Company performed a review of the regulatory classification of its services and its federal and state regulatory and transactional tax obligations and determined the Company understated its remittances. At October 31, 2021 and July 31, 2021, the Company’s outstanding aggregate tax remittance liability, including penalties and interest, was $4,552,303 and $4,275,334, respectively, and is included as accrued taxes and penalties on the accompanying balance sheets.

Other Commitments

In the normal course of business, the Company enters into contracts and agreements that may contain representations and warranties and provide for general indemnifications. The Company’s exposure under these agreements is unknown because it involves claims that may be made in the future but have not yet been made. The Company has not paid any material settlement amounts related to indemnification obligations to date. In accordance with its bylaws and certain agreements, the Company has indemnification obligations to its officers and directors for certain events or occurrences, subject to certain limits, while they are serving at the Company’s

Next Level Internet, Inc.
Notes to Financial Statements
For the Three Months Ended October 31, 2021 and 2020
(Unaudited)

11.    COMMITMENTS AND CONTINGENCIES (cont.)

request in such capacity. There have been no claims to date under these indemnification obligations. In addition, the Company is involved in litigation incidental to the conduct of its business. The Company is not a party to any other lawsuit or proceeding that, in the opinion of management, is probable to have a material adverse effect on its financial position, results of operations or cash flows.

12.    EMPLOYEE BENEFIT PLANS

The Company sponsors a 401(k) plan for eligible employees. The Company matches 100% of the first 4% of eligible compensation that is deferred by employees. Employees are fully vested in matching contributions. Contributions to the plan totaled $28,196 and $26,452 for the three months ended October 31, 2021 and 2020, respectively.

13.    EFFECTS OF COVID-19 PANDEMIC

In December 2019, a novel strain of coronavirus was reported in Wuhan, China. The World Health Organization has declared the outbreak to constitute a “Public Health Emergency of International Concern.” The COVID-19 outbreak is disrupting supply chains and affecting production and sales across a range of industries. The extent of the impact of COVID-19 on the Company’s operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on customers, employees and vendors all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19, including emerging variants, may impact the Company’s financial condition or results of operations is uncertain.

In response to COVID-19, the Company put into place certain restrictions, requirements and guidelines to protect the health of its employees and customers. Also, to protect the health and safety of its employees, the Company’s daily execution has evolved into a largely virtual model. The Company plans to continue to monitor the current environment and may take further actions that may be required by federal, state or local authorities or that it determines to be in the interest of its employees, customers, and partners.

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors
Next Level Internet, Inc.

We have audited the accompanying financial statements of Next Level Internet, Inc. (the “Company”), which comprise the balance sheets as of July 31, 2021 and 2020, and the related statements of operations, stockholders’ deficit, and cash flows for the years ended July 31, 2021 and 2020, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America. This includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatements, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal controls. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Next Level Internet, Inc. as of July 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Melville, New York
December 23, 2021

Next Level Internet, Inc.
Balance Sheets

	July 31,
	2021	2020
ASSETS
Current assets
Cash	$735,041	$1,215,122
Accounts receivables, net	611,466	509,669
Prepaid expenses and other current assets	493,008	427,129
Total current assets	1,839,515	2,151,920

Capitalized software, net	31,161	—
Property and equipment, net	1,334,418	1,188,733
Other assets	403,831	398,041
Right of use asset, net	1,377,218	1,628,944
	$4,986,143	$5,367,638

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable	$284,538	$359,064
Accrued expenses	834,217	649,802
Accrued taxes and penalties	4,275,334	3,230,650
Deferred revenue	1,233,515	1,003,082
Customer deposits	784,032	660,697
Equipment financing, current	41,559	46,662
Notes payable, related parties	555,600	400,000
Finance leases, current	17,226	20,159
Operating lease liability, current	288,524	265,268
Total current liabilities	8,314,545	6,635,384

Equipment financing	11,474	52,990
Finance leases	—	17,226
Operating lease liability	1,260,532	1,549,056
Paycheck protection program loan	—	685,600
	9,586,551	8,940,256

Stockholders’ deficit
Common stock; $1 par value, 1,500 shares authorized and 1,500 shares issued and outstanding at July 31, 2021 and 2020	1,500	1,500
Additional paid-in capital	171,000	41,000
Accumulated deficit	(4,772,908)	(3,615,118)
Total stockholders’ deficit	(4,600,408)	(3,572,618)
	$4,986,143	$5,367,638

The accompanying notes are an integral part of these financial statements.

Next Level Internet, Inc.
Statements of Operations

	Years Ended July 31,
	2021	2020
Revenues	$11,565,757	$10,080,090
Costs and expenses
Costs of revenues (exclusive of depreciation and amortization)	4,829,216	3,752,053
Operating expenses	7,459,954	7,251,647
Depreciation and amortization	391,958	268,079
Total costs and expenses	12,681,128	11,271,779
Operating loss	(1,115,371)	(1,191,689)
Other income (expense):
Interest expense	(37,795)	(54,494)
Other (expense) income	(4,624)	13,367
Gain from extinguishment of debt	685,600	—
Total other income (expense)	643,181	(41,127)
Net loss	$(472,190)	$(1,232,816)

The accompanying notes are an integral part of these financial statements.

Next Level Internet, Inc.
Statements of Changes in Stockholders’ Deficit
For the Years Ended July 31, 2021 and 2020

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total

	Shares	Value
Balance at August 1, 2019	1,500	$1,500	$41,000	$(2,174,784)	$(2,132,284)
Distributions	—	—	—	(207,518)	(207,518)
Net loss	—	—	—	(1,232,816)	(1,232,816)
Balance at July 31, 2020	1,500	1,500	41,000	(3,615,118)	(3,572,618)
Contributions	—	—	130,000	—	130,000
Distributions	—	—	—	(685,600)	(685,600)
Net loss	—	—	—	(472,190)	(472,190)
Balance at July 31, 2021	1,500	$1,500	$171,000	$(4,772,908)	$(4,600,408)

The accompanying notes are an integral part of these financial statements.

Next Level Internet, Inc.
Statements of Cash Flows

	Years Ended July 31,
	2021	2020
Cash flows from operating activities
Net loss	$(472,190)	$(1,232,816)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	391,958	268,079
Amortization of ROU asset – operating	251,726	242,829
Gain from extinguishment of debt	(685,600)	—
Bad debt expense	50,058	(53,413)
Changes in operating assets and liabilities:
Accounts receivable	(151,855)	(76,377)
Prepaid expenses and other current assets	(65,879)	103,087
Related party note receivable	(5,790)	(126,734)
Accounts payable	(74,526)	254,979
Accrued expenses	184,415	239,303
Accrued taxes and penalties	1,044,684	793,865
Deferred revenue	230,433	207,456
Customer deposits	123,335	98,315
Operating lease liability	(265,268)	(119,774)
Net cash provided by operating activities	555,501	598,799

Cash flows from investing activities
Capitalization of software development costs	(46,741)	—
Purchase of property and equipment	(522,063)	(705,348)
Net cash used in investing activities	(568,804)	(705,348)

Cash flows from financing activities
Repayments of equipment financing	(46,619)	(34,241)
Repayments of notes payable, related parties	155,600	(300,000)
Proceeds from notes payable, related parties	—	600,000
Proceeds from Paycheck Protection Program loan	—	685,600
Repayments on finance leases	(20,159)	(18,698)
Capital contributions	130,000	—
Capital distributions	(685,600)	(207,518)
Net cash (used in) provided by financing activities	(466,778)	725,143

Net (decrease) increase in cash	(480,081)	618,594
Cash, at beginning of year	1,215,122	596,528
Cash, at end of year	$735,041	$1,215,122

Supplemental information:
Interest expense paid in cash	$37,795	$54,494

The accompanying notes are an integral part of these financial statements.

Next Level Internet, Inc.
Notes to Financial Statements
July 31, 2021 and 2020

1. NATURE OF COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Next Level Internet, Inc. (the “Company”) is a leading provider of cloud-based Unified Communications as a Service (“UCaaS”) solutions, contact center, and managed connectivity services. The Company has a high-capacity network with nationwide reach and has nearly 1,000 customers across a diverse set of high-value sectors; target multi-location small and medium sized businesses and mid-market customers primarily through regionally focused channel partners.

Basis of Presentation

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. As of July 31, 2021 and 2020, there were no cash equivalents.

Fair Value of Financial Instruments

The Company applies fair value accounting for all financial assets and liabilities and non- financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as risks inherent in valuation techniques, transfer restrictions and credit risk. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

•        Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•        Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets).

•        Level 3 applies to assets or liabilities for which fair value is derived from valuation techniques in which one or more significant inputs are unobservable, including the Company’s own assumptions.

The estimated fair value of financial instruments is determined by the Company using available market information and valuation methodologies considered to be appropriate. At July 31, 2021, the carrying value of the Company’s accounts receivable, accounts payable, and accrued expenses approximated their fair values due to their short-term maturities.

Next Level Internet, Inc.
Notes to Financial Statements
July 31, 2021 and 2020

1. NATURE OF COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounts Receivable

Accounts receivable consists of outstanding amounts due from the sale of products and services. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends, and other information. Accounts receivable are written off when they are determined to be uncollectible. The Company believes that an allowance for doubtful accounts of $27,660 and $127,017 at July 31, 2021 and 2020, respectively, is adequate based on historical experience. Credit losses, when realized, have been within the range of the Company’s expectations.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Replacements and major improvements are capitalized; maintenance and repairs are charged to expense as incurred.

Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets per the table below:

Customer premises equipment	5 years
Furniture and fixtures	7 years
Leasehold improvements	Shorter of useful life of asset or lease term
Software	3 years
Network equipment	5 years

Revenue Recognition

The Company accounts for revenues under Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers (“Topic 606”). The core principle of Topic 606 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is recognized utilizing the five-step process as prescribed by Topic 606:

•        identification of the contract, or contracts, with a customer;

•        identification of the performance obligations in the contract;

•        determination of the transaction price;

•        allocation of the transaction price to the performance obligations in the contract; and

•        recognition of revenue when, or as, the Company satisfies a performance obligation.

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and represents the unit of account in applying the revenue recognition guidance provided by Topic 606. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The Company’s performance obligations are satisfied over time as services are rendered or at a point in time depending on when the customer obtains control of the promised goods or services. Revenue is recognized when obligations under the terms of a contract with the customer are satisfied; generally, this occurs when services are rendered.

Revenues include revenues received from the sale of integrated cloud solutions and business services and is comprised of monthly recurring revenue (“MRRs”), usage charges, and professional services for configuration. MRRs include the fees paid by customers for services and are recognized over the period that the corresponding services are rendered to the customers. Usage and access charges are recognized monthly as services are provided. Professional services are primarily billed on a fixed-fee basis and revenue is recognized over time, generally as services are activated for the customer.

Next Level Internet, Inc.
Notes to Financial Statements
July 31, 2021 and 2020

1. NATURE OF COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Deferred Revenue

Deferred revenue represents amounts billed to or collected from customers for which the related revenue has not been recognized because one or more of the performance obligations have not been met. The current portion of deferred revenue is expected to be recognized as revenue within 12 months from the balance sheet date.

Costs to Obtain a Customer Contact

Direct incremental costs of obtaining a contract, consisting of sales commissions, are deferred and amortized over the estimated life of the customer, which is currently 36 months. The Company calculates the estimated life of the customer on an annual basis. The Company classifies deferred commissions as prepaid expenses or other noncurrent assets based on the timing of when it expects to recognize the expense.

Customer Deposits

The Company in some instances requires customers to make a last month deposit to be applied to outstanding balances if services are cancelled. If the customer’s account is paid in full, the Company will refund the full deposit in the month following service termination.

Costs of Revenues

Costs of revenues include bandwidth, colocation, infrastructure and install charges in connection with the Company’s UCaaS or cloud communication services. The bandwidth charges are incurred as part of the connectivity between the Company’s customers to allow them to access various services. The Company also incurs costs from underlying providers for fiber, internet broadband, and telecommunication circuits in connection with the Company’s data and connectivity solutions. Install costs include the installation of necessary equipment and professional services they may be incurred for engineering. All remaining charges are classified as infrastructure costs.

Capitalized Software

The Company complies with the guidance of ASC Topic 350-40, “Intangibles — Goodwill and Other — Internal Use Software”, in accounting for of its internally developed system projects that it utilizes to provide its services to customers. These system projects generally relate to software of the Company that is not intended for sale or otherwise marketed. Internal and external costs incurred during the preliminary project stage are expensed as they are incurred. Once a project has reached the development stage, the Company capitalizes direct internal and external costs until the software is substantially complete and ready for its intended use. Costs for upgrades and enhancements are capitalized, whereas, costs incurred for maintenance are expensed as incurred. These capitalized software costs are amortized on a project-by project basis over the expected economic life of the underlying software on a straight-line basis, which is generally three years. Amortization commences when the software is available for its intended use.

Impairment of Long-Lived Assets

The Company reviews long lived assets, including property and equipment, capitalized software, and right of use assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. Recoverability measurement and estimating of undiscounted cash flows for assets to be held and used is done at the lowest possible levels for which there are identifiable cash flows. If the projected undiscounted cash flows are less than the carrying value, the amount of impairment, if any, recognized would be equal to the amount by which the carrying amount of the assets exceeds the fair value of the assets, which the Company would compute using a discounted cash flow approach. Assets to be disposed of are recorded at the lower of the carrying amount or fair value less costs to sell.

Next Level Internet, Inc.
Notes to Financial Statements
July 31, 2021 and 2020

1. NATURE OF COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts that are insured by the FDIC up to $250,000. As of July 31, 2021, and 2020, the Company had $277,186 and $1,000,220, respectively, of uninsured cash balances. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Leases

The Company’s leases are accounted for under Financial Accounting Standards Board (“FASB”) ASC Topic 842, Leases (“Topic 842”). At inception of the arrangement, the Company determines whether the arrangement is or contains a lease based on the unique facts and circumstances present and whether the lease meets the classification criteria of a finance or operating lease. For operating leases with terms greater than 12 months, the Company records a right-of-use (“ROU”) asset and lease obligation at the present value of lease payments over the term using the implicit interest rate, when readily available, or its incremental borrowing rate, which is the rate incurred to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. Options to extend or terminate a lease are included in the calculation for the lease term to the extent the option is reasonably certain of exercise. The Company does not recognize ROU assets and lease liabilities for leases with terms at inception of twelve months or less. The Company recognizes the lease expense for operating leases on a straight-line basis in the statement of operations over the lease term.

Finance leases are included in property and equipment and equipment financing on the balance sheets. Finance leases are recorded as an asset and an obligation at an amount equal to the present value of the minimum lease payments during the lease term. Amortization and interest expense associated with finance leases are included in operating expenses and interest expense, respectfully, on the statements of operations.

Income Taxes

The Company has elected under the Internal Revenue Code and related state provisions to be an S-Corporation. In lieu of corporate income taxes, the stockholders of an S-Corporation are taxed at their proportionate share of the Company’s taxable income. Therefore, no provision or liability for Federal income taxes has been included in the financial statements.

Advertising

The Company expenses advertising costs as they are incurred. Advertising expense was $37,976 and $60,264 for the years ended July 31, 2021 and 2020, respectfully.

Liquidity

The Company has experienced operating and net losses for fiscal 2021 and fiscal 2020 and has relied on periodic loans from related parties and capital contributions to assist in funding its ongoing capital needs. As of July 31, 2021, the Company has an accumulated deficit of $4,772,908 and working capital deficit of $6,475,030. The Company continues to execute on a plan to achieve profitability and generated positive cash flows from operations for fiscal 2021 and fiscal 2020. In addition, the Company’s revenues increased in fiscal 2021 compared to fiscal 2020 while keeping operating expenses flat. As of July 31, 2021, the Company has $735,041 of cash on hand and during the year ended July 31, 2021, the Company paid $685,600 in capital distributions.

Based on the operating results of fiscal 2021 and management’s plans to continue to increase revenues and generate positive cash flows from operations, the accompanying financial statements do not include any adjustments or classifications that may result from the possible inability of the Company to continue as a going concern. The accompanying financial statements have been prepared on a basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

Next Level Internet, Inc.
Notes to Financial Statements
July 31, 2021 and 2020

1. NATURE OF COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Subsequent Events

For the purposes of preparing these financial statements, the Company considered events through December 23, 2021, the date these financial statements were available for issuance. The following subsequent events were identified for disclosure:

On October 11, 2021, the Company and T3 Communications, Inc. (“T3”) entered into a non- binding letter of intent for a potential business combination between the companies (the “Letter of Intent”). Subject to the terms of the LOI, the total consideration for the combination is approximately $20 million, consisting of $14 million dollars of cash, $2.5 million in the form of an unsecured note payable, and $3.5 million of restricted stock. The merger consideration is subject to customary upward or downward adjustments for the Company’s net working capital and closing cash. The Company pursued the business combination and engaged in, among other things, due diligence, the execution of a definitive agreement, approval from its Board of Directors/shareholders, and other customary conditions. Both parties are pursuing the consummation of the contemplated business combination.

On October 8, 2021, the Company executed the standard loan documents required for securing a loan (the “EIDL Loan”) from the SBA under its Economic Injury Disaster Loan (“EIDL”) assistance program in light of the impact of the COVID-19 pandemic on the Company’s business. Pursuant to that certain Loan Authorization and Agreement (the “SBA Loan Agreement”), the principal amount of the EIDL Loan is up to $200,000, with proceeds to be used for working capital purposes. Interest on the EIDL Loan accrues at the rate of 3.75% per annum and installment payments, including principal and interest, are due monthly beginning eighteen months from the date of the EIDL Loan in the amount of $1,002. The balance of principal and interest is payable thirty years from the date of the promissory note. In connection with the EIDL Loan, the Company executed the EIDL Loan documents, which include the SBA Secured Disaster Loan Note, dated October 8, 2021, the Loan Authorization and Agreement, dated October 8, 2021, and the Security Agreement, dated October 8, 2021, each between the SBA and the Company.

2. PROPERTY AND EQUIPMENT

Property and equipment at July 31, 2021 and 2020 consists of the following:

	2021	2020
Customer premises equipment	$1,122,324	$716,699
Leasehold improvements	343,642	343,642
Network equipment	327,473	272,704
Furniture and fixtures	191,664	191,664
Software	77,754	37,804
Total cost	2,062,857	1,562,513
Less: accumulated depreciation	(728,439)	(373,780)
Property and equipment, net	$1,334,418	$1,188,733

Depreciation expense was $376,378 and $268,079 for the years ended July 31, 2021 and 2020, respectively.

3. CAPITALIZED SOFTWARE

Capitalized software as of July 31, 2021 consists of the following:

2021
Software development costs	$46,741
Less: accumulated amortization	(15,580)
Capitalized software, net	$31,161

There was no capitalized software as of July 31, 2020. Amortization of software development costs totaled $15,580 for the year ended July 31, 2021.

Next Level Internet, Inc.
Notes to Financial Statements
July 31, 2021 and 2020

4. ACCRUED EXPENSES

The following is a summary of accrued expenses as of July 31, 2021 and 2020:

	2021	2020
Accrued payroll	$266,842	$209,214
Accrued vacation	266,806	223,693
Accrued commissions	154,420	115,391
Accrued circuit costs	146,149	101,504
	$834,217	$649,802

5. PAYCHECK PROTECTION PROGRAM — LONG TERM

On April 17, 2020, the Company received a loan in the amount of $685,600 (“PPP Loan”) under the U.S. Small Business Administration’s Paycheck Protection Program (“PPP”) established under the Coronavirus Aid Relief and Economic Security Act (“CARES Act”) and related rules and regulations. The Company accounted for the PPP Loan as a financial liability in accordance with ASC Topic 470, Debt. The PPP Loan matures on 4/14/2022 and bears interest at a fixed rate of 1.00% per annum. Loan payments, which includes principal and interest, are deferred until 2/14/2023 which is 10 months after the loan forgiveness period.

Accordingly, the PPP Loan was recognized as long-term debt on the Company’s balance sheets. There is no prepayment penalty and under the terms of the PPP Loan, all or a portion of the principal may be forgiven if the PPP Loan proceeds are used for qualifying expenses as described in the CARES Act, such as payroll costs, benefits, rent, and utilities. With respect to any portion of the PPP Loan that is not forgiven, the PPP Loan would be subject to customary provisions for a loan of this type, including customary events of default relating to, among other things, payment defaults and breaches of the provisions of the PPP Loan.

On January 20, 2021, the PPP Loan was forgiven in whole, which included principal of $685,600 and accrued interest of $0. The total amount forgiven of $685,600 is recorded as a gain from extinguishment of debt in the accompanying statements of operations.

6. EQUIPMENT FINANCING

At July 31, 2021 and 2020, equipment financing consisted of the following:

	2021	2020
Equipment loan 1, entered into in January 2019, includes total financed amount of $107,750 payable in monthly installments of $2,658 for 48 months. Interest at 8.54% per annum. The equipment loan was provided to purchase certain furniture and fixtures and is secured by the assets purchased.	$42,427	$69,391
Equipment loan 2, entered into in January 2019, includes total financed amount of $56,226 payable in monthly installments of $1,821 for 36 months. Interest at 10.25% per annum. The equipment loan was provided to purchase certain furniture and fixtures and is secured by the assets purchased.	10,606	30,261
	53,033	99,652
Less: Current portion of equipment financing	(41,559)	(46,662)
Long-term debt	$11,474	$52,990

Next Level Internet, Inc.
Notes to Financial Statements
July 31, 2021 and 2020

6. EQUIPMENT FINANCING (cont.)

The Company incurred interest expense related to the equipment loans in the amount of $7,654 and $11,189 for the years ended July 31, 2021 and 2020, respectively.

Equipment financing maturities are as follows:

Year ending July 31,
2022	$41,559
2023	11,474
$53,033

7. RELATED PARTY TRANSACTIONS

During the years ended July 31, 2021 and 2020, The Company entered into unsecured promissory notes with certain shareholders to provide the Company with liquidity. Interest rates for the related party unsecured promissory notes ranged from 5% to 15%. All outstanding balances at July 31, 2021 included interest rates of 5%. The outstanding principal balances are past due and included as current liabilities in the accompanying balance sheet. No default interest or late payment fees have been assessed during the years ended July 31, 2021 and 2020.

The Company incurred interest expense related to the related party promissory notes in the amount of $29,260 and $42,333 for the years ended July 31, 2021 and 2020, respectively, which have been included in interest expense on the statements of operations.

8. REVENUES

Revenue by major product offerings for the years ended July 31, 2021 and 2020 are as follows:

Major Product Offerings:	2021	2020
Broadband services	$6,220,657	$5,000,355
Cloud hosted voice services	4,796,499	4,561,399
Colocation services	485,574	457,785
Other	63,027	60,551
	$11,565,757	$10,080,090

The Company’s contract liabilities are reported in a net position on a contract-by-contract basis at the end of each reporting period. As of July 31, 2021, and 2020, the deferred revenue balance was $1,233,515 and $1,003,082 respectively. The full amount of the deferred revenue balance as of July 31, 2021 is expected to be performed within 12 months and consist of consideration that is contractually due in advance of providing the product or performing the services.

9. INCOME TAXES

The Company, with stockholders’ consent, has elected to be taxed as an S-Corporation under the provisions of the Internal Revenue Code and comparable state income tax law. As a result, the Company is not subject to Federal income taxes in the years ended July 31, 2021 and 2020. Consequently, the stockholders are liable for individual Federal and State income taxes on their proportionate shares of the Company’s taxable income.

Accounting for Income Taxes, prescribes guidance regarding the minimum recognition threshold an income tax position is required to meet before being recognized in the consolidated financial statements and applies to all income tax positions. Each income tax position is assessed using a two-step process. A determination is first made as to whether it is more-likely-than-not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more-likely-than-not

Next Level Internet, Inc.
Notes to Financial Statements
July 31, 2021 and 2020

9. INCOME TAXES (cont.)

criteria, the benefit recorded in the consolidated financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement. The Company records income tax related interest and penalties as a component of the provision for income tax expense.

The income tax position taken by the Company for the years 2018 through 2021 remaining open under the various statutes of limitations is that the Company continues to be exempt from income taxes by virtue of its being an S-Corporation pass-through entity. Management believes this tax position meets the more-likely-than-not threshold and, accordingly, the tax benefits of this income tax position (no Federal income tax expense or liability) has been recognized for the years ended on or before July 31, 2021.

The Company believes that there are no tax positions taken or expected to be taken that would significantly increase or decrease unrecognized tax benefits within 12 months of the reporting date.

10. LEASES

The Company leases a corporate office building under an operating lease through March 2026. Rent expense on the Company’s operating leases for the years ended July 31, 2021 and 2020 was $336,470. The Company leases equipment and vehicles under finance lease agreements through September 2022. The outstanding balance for finance leases as of July 31, 2021 and 2020 was $17,226 and $37,385, respectively. The Company recorded assets classified as property equipment under finance lease obligations of $69,536 as of July 31, 2021 and 2020. Related accumulated depreciation totaled $52,052 and $32,477 as of July 31, 2021 and 2020, respectively. Because none of the Company’s leases included an implicit rate of return, the Company’s incremental secured borrowing rate was used based on lease term information available as of the lease commencement date in determining the present value of lease payments. The incremental borrowing rate on the leases is 5.0%.

The maturity of operating and finance lease liabilities as of July 31, 2021 are as follows:

Year ending July 31,	Operating Leases	Finance Leases
2022	$359,478	$17,672
2023	369,229	—
2024	379,272	—
2025	389,617	—
2026	244,433	—
Total minimum lease payments	1,742,029	17,672
Less: imputed interest	(192,973)	(446)
Present value of lease liabilities	1,549,056	17,226
Less: current lease liabilities	(288,524)	(17,226)
Long-term lease liabilities	$1,260,532	$—
Lease term and discount rate	July 31, 2021
Weighted-average remaining lease term (years)
Operating leases	4.7
Finance leases	1.0

Weighted-average discount rate
Operating leases	5.0%
Finance leases	5.0%

Next Level Internet, Inc.
Notes to Financial Statements
July 31, 2021 and 2020

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company acts as a collection agent for various government authorities, including but not limited to the Federal Communications Commissions (“FCC”), state authorities such as the California Public Utilities Commission (“PUC”), and other state and local taxes including the California Utility User Tax (“UUT”). The Company performed a review of the regulatory classification of its services and its federal and state regulatory and transactional tax obligations and determined the Company understated its remittances. At July 31, 2021 and 2020, the Company’s outstanding aggregate tax remittance liability, including penalties and interest, was $4,275,334 and $3,230,650, respectively, and is included as accrued taxes and penalties on the accompanying balance sheets.

Other Commitments

In the normal course of business, the Company enters into contracts and agreements that may contain representations and warranties and provide for general indemnifications. The Company’s exposure under these agreements is unknown because it involves claims that may be made in the future but have not yet been made. The Company has not paid any material settlement amounts related to indemnification obligations to date. In accordance with its bylaws and certain agreements, the Company has indemnification obligations to its officers and directors for certain events or occurrences, subject to certain limits, while they are serving at the Company’s request in such capacity. There have been no claims to date under these indemnification obligations. In addition, the Company is involved in litigation incidental to the conduct of its business. The Company is not a party to any other lawsuit or proceeding that, in the opinion of management, is probable to have a material adverse effect on its financial position, results of operations or cash flows.

12. EMPLOYEE BENEFIT PLANS

The Company sponsors a 401(k) plan for eligible employees. The Company matches 100% of the first 4% of eligible compensation that is deferred by employees. Employees are fully vested in matching contributions. Contributions to the plan totaled $109,840 and $120,151 for the years ended July 31, 2021 and 2020, respectively.

13. EFFECTS OF COVID-19 PANDEMIC

In December 2019, a novel strain of coronavirus was reported in Wuhan, China. The World Health Organization has declared the outbreak to constitute a “Public Health Emergency of International Concern.” The COVID-19 outbreak is disrupting supply chains and affecting production and sales across a range of industries. The extent of the impact of COVID-19 on the Company’s operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on customers, employees and vendors all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19, including emerging variants, may impact the Company’s financial condition or results of operations is uncertain.

In response to COVID-19, the Company put into place certain restrictions, requirements and guidelines to protect the health of its employees and customers. Also, to protect the health and safety of its employees, the Company’s daily execution has evolved into a largely virtual model. The Company plans to continue to monitor the current environment and may take further actions that may be required by federal, state or local authorities or that it determines to be in the interest of its employees, customers, and partners.

INDEPENDENT ACCOUNTANT’S REVIEW REPORT

To the Members

Skynet Telecom, LLC

San Antonio, Texas

Report on the Financial Statements

We have reviewed the accompanying financial statements of Skynet Telecom, LLC (the Company), which comprise the balance sheets as of October 31, 2021, and the statement of changes in members’ equity for the three months ended October 31, 2021, the statements of operations and cash flows for the three-months ended October 31, 2021 and 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management’s financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U. S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant’s Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the combined financial statements for them to be in accordance with U.S. generally accepted accounting principles. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant’s Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with U.S. generally accepted accounting principles.

Report on July 31, 2021 Balance Sheet

The July 31, 2021 balance sheet was audited by us and we expressed an unmodified opinion on them in our report dated January 4, 2022. We have not performed any auditing procedures since that date.

/s/ ADKF, P.C.

San Antonio, Texas

January 18, 2022

SKYNET TELECOM, LLC

BALANCE SHEET

(In thousands)

	October 31, 2021	July 31, 2021
ASSETS
Current Assets:
Cash and cash equivalents	$754	$742
Accounts receivable:
Trade	126	91
Other	53	56
Investments	261	261
Inventory	—	13
Total current assets	1,194	1,163

Property and Equipment, net	15	17

Other Assets
Operating lease right-of-use asset	35	45
Deposits and other assets	12	5
Total noncurrent assets	47	50
Total Assets	$1,256	$1,230

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Trade accounts payable	$61	$70
Accrued expenses	254	240
Operating lease liability, current	42	46
Total current liabilities	357	356

Long-Term Liabilities:
Small business administration loans	—	—
Lease liability	—	7
Total long-term liabilities	—	7

Members’ Equity	899	867
Total Liabilities and Members’ Equity	$1,256	$1,230

See independent accountants’ review report and notes to the unaudited financial statements

SKYNET TELECOM, LLC

STATEMENT OF OPERATIONS

(In thousands)

	Three Months Ended October 31,
	2021	2020
Operating revenue
Cloud software and service revenue	$914	$987
Total operating revenues	914	987

Operating expenses:
Cost of services (exclusive of depreciation and amortization)	457	349
Salaries	300	308
General and administrative	73	57
Bad debt	11	120
Depreciation	2	5
Total operating expenses	843	839

Income from operations	71	148

Other income:
SBA loan forgiveness	—	—
Gain on investments	1	—
Other income	—	—
Other income	1	—

Net income	$72	$148

See independent accountants’ review report and notes to the unaudited financial statements

SKYNET TELECOM, LLC

STATEMENT OF CHANGES IN MEMBERS’S EQUITY

THREE MONTHS ENDED OCTOBER 31, 2021

(In thousands)

Members’ Equity
Balance at July 31, 2021	$867
Member distributions	(40)
Net income	72
Balance at October 31, 2021	$899

See independent accountants’ review report and notes to the unaudited financial statements

SKYNET TELECOM, LLC

Statement of Cash Flows

(In thousands)

	Three Months Ended October 31,
	2021	2020
Operating Activities
Net income	$72	$148
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	2	5
Bad debt	(11)	(120)
Investment (gain)	(1)	—
Changes in operating assets and liabilities:
Receivables	(20)	102
Inventory	13	(6)
Deposits and other assets	(6)	—
Accounts payable and accrued expenses	5	63
Lease asset and liability	(2)	(2)
Net cash provided by operating activities	52	190

Financing Activities
Member distributions	(40)	(105)
Net cash used by financing activities	(40)	(105)

Change in cash and cash equivalents	12	85
Cash and cash equivalents at beginning of period	742	616

Cash and Cash Equivalents at End of Period	$754	$701

Supplemental Disclosures
Income taxes paid in cash	$—	$—
Interest paid in cash	$—	$—

See independent accountants’ review report and notes to the unaudited financial statements

SKYNET TELECOM, LLC

Notes to Reviewed Financial Statements

For the three months ended October 31, 2021

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business Activities:    Skynet Telecom, LLC (Company) was organized as a Texas limited liability company on January 1, 2013. The Company is a voice over Internet Protocol provider providing installation and equipment in the South Texas markets.

Revenue Recognition:    The Company recognizes revenue in accordance with FASB ASC 606. The Company’s revenues are generated from voice services, primarily on a subscription basis. Subscriber fees are recorded as revenue in the period during which the service is provided. Each subscription service provided is accounted for as a distinct performance obligation and revenue is recognized ratably over the monthly service period as the subscription services are delivered. Installation services are provided with subscriber purchase, priced, and billed separately and recognized at a point in time. Sales and similar taxes billed are reported directly as a liability to the taxing authority and are not included in revenue.

Cash and Cash Equivalents:    Cash and cash equivalents consist of cash on hand, demand deposits held by financial institutions and any equivalent securities with a maturity of three months or less.

Accounts Receivable:    Accounts receivable are reported at outstanding principal, net of an allowance for doubtful accounts of $74,394 at October 31, 2021 and $62,911 at July 31, 2021. The allowance is generally determined based on an account-by-account review and historical trends. Accounts are charged off when collection efforts have failed, and the account is deemed uncollectible. The Company normally does not charge interest on accounts receivable but, the Company does assess late fees.

Investments:    Investments are carried at fair values based on quoted market prices. Increases or decreases in fair values are recognized as gains or losses in the period in which they occur. Gains and losses (realized and unrealized) are reported as investment income, net of expenses in the accompanying statements of operations.

Inventories:    Inventories consist of telecommunications equipment used in the installation of VoIP services. Inventories are stated at the lower of cost or net realizable value, with cost determined by the weighted-average cost method. The Company identifies slow moving or obsolete inventories and records appropriate provisions as needed.

Property and Equipment:    Property and equipment is stated at cost. Additions, renewals, and betterments are capitalized. Expenditures for repairs and maintenance are expensed. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets ranging from 3 to 5 years.

Leases:    In February 2016, FASB issued ASU No. 2016-02, “Leases (Topic 842),” which requires lessees to recognize on the Balance Sheet right-of-use assets, representing the right to use the underlying asset for the lease term, and a lease liability for all leases with terms greater than 12 months. The guidance also requires qualitative and quantitative disclosures designed to assess the amount, timing, and uncertainty of cash flows arising from leases. The Company early adopted the new standard effective August 1, 2019. For all asset classes, the Company elected to not recognize a right-of-use asset and lease liability for leases with a term of twelve months or less.

Income Taxes:    The members have elected for the Company to be taxed as a partnership. Accordingly, taxable income and expenses of the Company are reportable in the returns of the individual members and the financial statements do not include any provision for federal tax purposes. The Company is subject to the Texas margin tax. Management is not aware of any tax positions that would have a significant impact on its financial statements. Its tax returns for the last four years remain subject to examination.

Advertising:    The Company expenses advertising costs as incurred. For the three-months ended October 31, 2021 and 2020, advertising costs were not significant.

Concentrations and Credit Risk:    Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade accounts receivable. The Company maintains cash deposits with major banks which, from time to time, may exceed federally insured limits. The Company periodically assesses the financial condition of the institutions and believes the risk of any loss is minimal.

SKYNET TELECOM, LLC

Notes to Reviewed Financial Statements

For the three months ended October 31, 2021

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Subsequent Events:    Subsequent events have been evaluated by management through the date of the independent accountant’s review report. Material subsequent events, if any, are disclosed in a separate footnote to these financial statements.

Use of Estimates:    The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

New Accounting Pronouncements:    In June 2016, the FASB issued ASU No. 2016-13 Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Loses on financial Instruments which requires the application of a current expected credit loss (CECL) impairment model to financial assets measured at amortized cost, including trade accounts receivable. Under the CECL model, lifetime expected credit losses on such financial assets are measured and recognized at each reporting date based on historical, current, and forecasted information. Furthermore, financial assets with similar risk characteristics are analyzed on a collective basis. This ASU, as amended, is effective for periods beginning after December 15, 2022 with early adoption permitted. The Company does not expect for this standard to have a material effect on its financial statements.

NOTE B — PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	October 31, 2021	July 31, 2021
Computers	$101,482	$101,482
Office equipment and furniture	16,390	16,390
Vehicles	43,295	43,295
Total property and equipment	161,167	161,167
Less accumulated depreciation	(145,875)	(144,101)
Net property and equipment	$15,292	$17,066

NOTE C — FAIR VALUE MEASUREMENTS

In accordance with U.S. generally accepted accounting principles, the Company utilizes a fair value hierarchy that prioritizes the inputs for the valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy are as follows:

Level 1:      Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:      Inputs to the valuation methodology include:

•        quoted prices for similar assets or liabilities in active markets

•        quoted prices for identical or similar assets or liabilities in inactive markets

•        inputs other than quoted prices that are observable for the asset or liability

SKYNET TELECOM, LLC

Notes to Reviewed Financial Statements

For the three months ended October 31, 2021

NOTE C — FAIR VALUE MEASUREMENTS (cont.)

•        inputs that are derived principally from or corroborated by observable market data by correlation or other means

•        if the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability

Level 3:      Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following table sets forth, by level within the fair value hierarchy, the Company’s liabilities measured at fair value:

	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Total
October 31, 2021:
Cash	$3,786	$—	$—	$3,786
Common stock	21,333	—	—	21,333
Mutual funds	236,732	—	—	236,732
Total investments	$261,851	$—	$—	$261,851

July 31, 2021:
Cash	$3,723	$—	$—	$3,723
Common stock	20,371	—	—	20,371
Mutual funds	236,726	—	—	236,726
Total investments	$260,820	$—	$—	$260,820

NOTE D — OPERATING LEASES

The Company determines if an arrangement is an operating lease or financing lease at commencement. The Company has determined that it has no finance lease arrangements at October 31, 2021 or July 31, 2021. Lease assets and obligations are recognized at the lease commencement date based on the present value of lease payments over the term of the lease. The Company generally uses its incremental borrowing rate, which is based on information available at the lease commencement date, to determine the present value of lease payments.

The Company has an operating lease for real estate. Operating lease expense is recognized in continuing operations by amortizing the amount recorded as an asset on a straight-line basis over the lease term. In determining lease asset values, the Company considers fixed and variable payment terms, prepayments, incentives, and options to extend, terminate or purchase. Renewal, termination, or purchase options affect the lease term used for determining lease asset value only if the option is reasonably certain to be exercised.

At October 31, 2021 the remaining lease term for the lease was 11 months and the discount rate was 5.00%. At July 31, 2021 the remaining lease term for the lease was 1.2 years and the discount rate was 5.00%.

SKYNET TELECOM, LLC

Notes to Reviewed Financial Statements

For the three months ended October 31, 2021

NOTE D — OPERATING LEASES (cont.)

Rent expense associated with this non-cancellable operating lease agreement approximated $12,000 in the three-months ended October 31, 2021 and 2020. Future commitments relating to this lease agreement are as follows:

Total
November 1, 2021 through July 31, 2022	$35,301
August 1, 2022 through July 31, 2023	8,055
Total minimum future payments	43,356

Less: imputed interest	(1,071)
Present value of lease liability	$42,285

NOTE E — SMALL BUSINESS ADMINISTRATION LOANS

In April 2020, the Company received funding under the Paycheck Protection Program (PPP) as part of the Coronavirus Aid Relief, and Economic Security Act (CARES Act), administered by the U.S. Small Business Administration (SBA). Under the terms of the note, the Company received total proceeds of $151,250. The loan was eligible for forgiveness, provided all funds were used for payroll and other permitted expenses.

Additionally, the Company received funding under the Disaster Loan Assistance as part of the Coronavirus Aid Relief, and Economic Security Act (CARES Act), administered by the SBA. The Company received total proceeds of $10,000. The loan was eligible for forgiveness, provided all funds were used for payroll and other permitted expenses.

The Company received notice that both SBA loans were forgiven in full by the SBA in December 2020 and the loan forgiveness was recognized at that time.

NOTE F — CURRENT ECONOMIC CONDITIONS

The coronavirus outbreak (pandemic) has had far reaching and unpredictable impacts on the global economy, supply chains, financial markets, and global business operations of a variety of industries. Governments have taken substantial action to contain the spread of the virus including mandating social distancing, suspension of certain gatherings, and shuttering certain nonessential businesses.

The pandemic has impacted the operational and financial performance of the Company and there is uncertainty in the nature and degree of its continued effects on the Company’s business over time. The extent to which it will impact business going forward, either positively or negatively, will depend on a variety of factors including the duration and continued spread of the outbreak, impact on customers, employees and vendors, as well as governmental, regulatory and private sector responses. Further, the pandemic may have a significant impact on management’s accounting estimates.

NOTE G — SUBSEQUENT EVENT

Effective December 31, 2021, an agreement was executed for the sale of substantially all assets of the Company. Consideration exchanged consisted of $4.8 million cash and $1.0 million by issuance of restricted common stock of the purchaser, subject to adjustment based on a net working capital calculation at closing and earn-out provisions.

INDEPENDENT AUDITOR’S REPORT

To the Members

Skynet Telecom, LLC

San Antonio, Texas

Report on the Financial Statements

We have audited the accompanying financial statements of Skynet Telecom, LLC (the Company), which comprise the balance sheets as of July 31, 2021, and the statements of operations, changes in members’ equity and cash flows for the year then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U. S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Skynet Telecom, LLC as of July 31, 2021 and the results of their operations and their cash flows for the year then ended in accordance with U. S. generally accepted accounting principles.

/s/ ADKF, P.C.

San Antonio, Texas

January 18, 2022

SKYNET TELECOM, LLC
BALANCE SHEET

(In thousands)

July 31, 2021
ASSETS
Current Assets:
Cash and cash equivalents	$742
Accounts receivable:
Trade	91
Other	56
Investments	261
Inventory	13
Total current assets	1,163

Property and Equipment, net	17

Other Assets
Operating lease right-of-use asset	45
Deposits and other assets	5
Total noncurrent assets	50
Total Assets	$1,230

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Trade accounts payable	$70
Accrued expenses	240
Operating lease liability, current	46
Total current liabilities	356

Long-Term Liabilities:
Small business adminstration loans	—
Lease liability	7
Total long-term liabilities	7

Members’ Equity	867
Total Liabilities and Members’ Equity	$1,230

See accompanying notes to financial statements

SKYNET TELECOM, LLC
STATEMENT OF OPERATIONS

(In thousands)

For the Year Ended July 31, 2021
Operating revenue
Cloud software and service revenue	$3,562
Total operating revenues	3,562

Operating expenses:
Cost of services (exclusive of depreciation and amortization)	1,512
Salaries	1,184
General and administrative	244
Bad debt	184
Depreciation	19
Total operating expenses	3,143

Income from operations	419

Other income:
SBA loan forgiveness	161
Gain on investments	6
Other income	16
Other income	183
Net income	$602

See accompanying notes to financial statements

SKYNET TELECOM, LLC

Statement of Changes in Members’ Equity

Year Ended July 31, 2021

(In thousands)

Members’ Equity
Balance at July 31, 2020	$747

Member distributions	(482)
Net income	602
Balance at July 31, 2021	$867

See accompanying notes to financial statements

SKYNET TELECOM, LLC
Statement of Cash Flows
(In thousands)

For the Year Ended July 31, 2021
Operating Activities
Net income	$602
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	19
Bad debt	(184)
SBA loan forgiveness	(161)
Investment (gain)	(6)
Changes in operating assets and liabilities:
Receivables	287
Inventory	(2)
Accounts payable and accrued expenses	59
Lease asset and liability	(6)
Net cash provided by operating activities	608

Financing Activities
Member distributions	(482)
Net cash used by financing activities	(482)

Change in cash and cash equivalents	126
Cash and cash equivalents at beginning of year	616
Cash and Cash Equivalents at End of Year	$742

Supplemental Disclosures
Income taxes paid in cash	$9
Interest paid in cash	$—

See accompanying notes to financial statements

SKYNET TELECOM, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED JULY 31, 2021

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business Activities:    Skynet Telecom, LLC (Company) was organized as a Texas limited liability company on January 1, 2013. The Company is a voice over Internet Protocol provider providing installation and equipment in the South Texas markets.

Revenue Recognition:    The Company recognizes revenue in accordance with FASB ASC 606. The Company’s revenues are generated from voice services, primarily on a subscription basis. Subscriber fees are recorded as revenue in the period during which the service is provided. Each subscription service provided is accounted for as a distinct performance obligation and revenue is recognized ratably over the monthly service period as the subscription services are delivered. Installation services are provided with subscriber purchase, priced, and billed separately and recognized at a point in time. Sales and similar taxes billed are reported directly as a liability to the taxing authority and are not included in revenue.

Cash and Cash Equivalents:    Cash and cash equivalents consist of cash on hand, demand deposits held by financial institutions and any equivalent securities with a maturity of three months or less.

Accounts Receivable:    Accounts receivable are reported at outstanding principal, net of an allowance for doubtful accounts of $62,911 at July 31, 2021. The allowance is generally determined based on an account-by-account review and historical trends. Accounts are charged off when collection efforts have failed, and the account is deemed uncollectible. The Company normally does not charge interest on accounts receivable but, the Company does assess late fees.

Investments:    Investments are carried at fair values based on quoted market prices. Increases or decreases in fair values are recognized as gains or losses in the period in which they occur. Gains and losses (realized and unrealized) are reported as investment income, net of expenses in the accompanying statements of operations.

Inventories:    Inventories consist of telecommunications equipment used in the installation of VoIP services. Inventories are stated at the lower of cost or net realizable value, with cost determined by the weighted-average cost method. The Company identifies slow moving or obsolete inventories and records appropriate provisions as needed.

Property and Equipment:    Property and equipment is stated at cost. Additions, renewals, and betterments are capitalized. Expenditures for repairs and maintenance are expensed. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets ranging from 3 to 5 years.

Leases:    In February 2016, FASB issued ASU No. 2016-02, “Leases (Topic 842),” which requires lessees to recognize on the Balance Sheet right-of-use assets, representing the right to use the underlying asset for the lease term, and a lease liability for all leases with terms greater than 12 months. The guidance also requires qualitative and quantitative disclosures designed to assess the amount, timing, and uncertainty of cash flows arising from leases. The Company adopted the new standard effective August 1, 2019. For all asset classes, the Company elected to not recognize a right-of-use asset and lease liability for leases with a term of twelve months or less.

Income Taxes:    The members have elected for the Company to be taxed as a partnership. Accordingly, taxable income and expenses of the Company are reportable in the returns of the individual members and the financial statements do not include any provision for federal tax purposes. The Company is subject to the Texas margin tax. Management is not aware of any tax positions that would have a significant impact on its financial statements. Its tax returns for the last four years remain subject to examination.

Advertising:    The Company expenses advertising costs as incurred. For the year ended July 31, 2021, advertising costs were not significant.

Concentrations and Credit Risk:    Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade accounts receivable. The Company maintains cash deposits with major banks which, from time to time, may exceed federally insured limits. The Company periodically assesses the financial condition of the institutions and believes the risk of any loss is minimal. Concentrations of credit

SKYNET TELECOM, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED JULY 31, 2021

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

risk with respect to accounts receivable are limited due to the Company having a large quantity of small accounts. The Company uses a third-party service to assess a potential subscriber’s credit history and determine if and how much of a deposit will be required of the new subscriber, based on the resulting credit score and the level of service (and types of equipment) to be installed at the customer’s premise.

Subsequent Events:    Subsequent events have been evaluated by management through the date of the independent auditor’s report. Material subsequent events, if any, are disclosed in a separate footnote to these financial statements.

Use of Estimates:    The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

New Accounting Pronouncements:    In June 2016, the FASB issued ASU No. 2016-13 Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Loses on financial Instruments which requires the application of a current expected credit loss (CECL) impairment model to financial assets measured at amortized cost, including trade accounts receivable. Under the CECL model, lifetime expected credit losses on such financial assets are measured and recognized at each reporting date based on historical, current, and forecasted information. Furthermore, financial assets with similar risk characteristics are analyzed on a collective basis. This ASU, as amended, is effective for periods beginning after December 15, 2022 with early adoption permitted. The Company does not expect for this standard to have a material effect on its financial statements.

NOTE B — PROPERTY AND EQUIPMENT

Property and equipment consist of the following at July 31:

	2021	2020
Computers	$101,482	$101,482
Office equipment and furniture	16,390	16,390
Vehicles	43,295	43,295
Total property and equipment	161,167	161,167
Less accumulated depreciation	(144,101)	(125,424)
Net property and equipment	$17,066	$35,743

NOTE C — FAIR VALUE MEASUREMENTS

In accordance with U.S. generally accepted accounting principles, the Company utilizes a fair value hierarchy that prioritizes the inputs for the valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy are as follows:

Level 1:     Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:     Inputs to the valuation methodology include:

•        quoted prices for similar assets or liabilities in active markets

•        quoted prices for identical or similar assets or liabilities in inactive markets

•        inputs other than quoted prices that are observable for the asset or liability

SKYNET TELECOM, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED JULY 31, 2021

NOTE C — FAIR VALUE MEASUREMENTS (cont.)

•        inputs that are derived principally from or corroborated by observable market data by correlation or other means

•        if the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability

Level 3:     Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following table sets forth, by level within the fair value hierarchy, the Company’s liabilities measured at fair value:

	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Total
July 31, 2021:
Cash	$3,723	$—	$—	$3,723
Common stock	20,371	—	—	20,371
Mutual funds	236,726	—	—	236,726
Total investments	$260,820	$—	$—	$260,820

NOTE D — OPERATING LEASES

The Company determines if an arrangement is an operating lease or financing lease at commencement. The Company has determined that it has no finance lease arrangements at July 31, 2021. Lease assets and obligations are recognized at the lease commencement date based on the present value of lease payments over the term of the lease. The Company generally uses its incremental borrowing rate, which is based on information available at the lease commencement date, to determine the present value of lease payments.

The Company has an operating lease for real estate. Operating lease expense is recognized in continuing operations by amortizing the amount recorded as an asset on a straight-line basis over the lease term. In determining lease asset values, the Company considers fixed and variable payment terms, prepayments, incentives, and options to extend, terminate or purchase. Renewal, termination, or purchase options affect the lease term used for determining lease asset value only if the option is reasonably certain to be exercised.

At July 31, 2021 the remaining lease term for the lease was 1.2 years and the discount rate was 5.00%. Rent expense and cash payments associated with this non-cancellable operating lease agreement approximated $46,000 in 2021. Future commitments relating to this lease agreements is as follows:

Year Ended December 31,	Total
2022	$47,028
2023	8,056
Total minimum future payments	55,084

Less: imputed interest	(1,693)
Present value of lease liability	$53,391

SKYNET TELECOM, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED JULY 31, 2021

NOTE E — SMALL BUSINESS ADMINISTRATION LOANS

In April 2020, the Company received funding under the Paycheck Protection Program (PPP) as part of the Coronavirus Aid Relief, and Economic Security Act (CARES Act), administered by the U.S. Small Business Administration (SBA). Under the terms of the note, the Company received total proceeds of $151,250. The loan was eligible for forgiveness, provided all funds were used for payroll and other permitted expenses.

Additionally, the Company received funding under the Disaster Loan Assistance as part of the Coronavirus Aid Relief, and Economic Security Act (CARES Act), administered by the SBA. The Company received total proceeds of $10,000. The loan was eligible for forgiveness, provided all funds were used for payroll and other permitted expenses.

The Company received notice that both SBA loans were forgiven in full by the SBA in December 2020. Upon receipt of forgiveness the loan forgiveness was recorded as other income in the accompanying statement of operations for the year ended July 31, 2021. Non-cash loan forgiveness is reported as an adjustment to net income in cashflows from operating activities for the year ended July 31, 2021.

NOTE F — CURRENT ECONOMIC CONDITIONS

The coronavirus outbreak (pandemic) has had far reaching and unpredictable impacts on the global economy, supply chains, financial markets, and global business operations of a variety of industries. Governments have taken substantial action to contain the spread of the virus including mandating social distancing, suspension of certain gatherings, and shuttering certain nonessential businesses.

The pandemic has impacted the operational and financial performance of the Company and there is uncertainty in the nature and degree of its continued effects on the Company’s business over time. The extent to which it will impact business going forward, either positively or negatively, will depend on a variety of factors including the duration and continued spread of the outbreak, impact on customers, employees, and vendors, as well as governmental, regulatory, and private sector responses. Further, the pandemic may have a significant impact on management’s accounting estimates.

NOTE G — SUBSEQUENT EVENT

Effective December 31, 2021, an agreement was executed for the sale of substantially all assets of the Company. Consideration exchanged consisted of $4.8 million cash and $1.0 million by issuance of restricted common stock of the purchaser, subject to adjustment based on a net working capital calculation at closing and earn-out provisions.

Annex A-1

Execution Version

BUSINESS COMBINATION AGREEMENT

BY AND AMONG

MINORITY EQUALITY OPPORTUNITIES ACQUISITION INC.,

MEOA MERGER SUB, INC.,

AND

DIGERATI TECHNOLOGIES, INC.

DATED AS OF AUGUST 30, 2022

Annex A-1 Page
Article 1	CERTAIN DEFINITIONS		A-1-2
	Section 1.1	Definitions	A-1-2

Article 2	MERGER		A-1-16
	Section 2.1	Closing Transactions	A-1-16
	Section 2.2	Closing of the Transactions Contemplated by this Agreement	A-1-18
	Section 2.3	Allocation Schedule	A-1-19
	Section 2.4	Deliverables	A-1-19
	Section 2.5	Withholding	A-1-21

Article 3	REPRESENTATIONS AND WARRANTIES RELATING TO THE GROUP COMPANIES		A-1-21
	Section 3.1	Organization and Qualification	A-1-21
	Section 3.2	Capitalization of the Group Companies	A-1-22
	Section 3.3	Authority	A-1-23
	Section 3.4	Company SEC Filings	A-1-23
	Section 3.5	Internal Control; Quotation	A-1-23
	Section 3.6	Financial Statements; Undisclosed Liabilities	A-1-24
	Section 3.7	Consents and Requisite Governmental Approvals; No Violations	A-1-25
	Section 3.8	Permits	A-1-25
	Section 3.9	Material Contracts	A-1-26
	Section 3.10	Absence of Changes	A-1-27
	Section 3.11	Litigation	A-1-28
	Section 3.12	Compliance with Applicable Law	A-1-28
	Section 3.13	Employee Benefit Plans	A-1-28
	Section 3.14	Environmental Matters	A-1-30
	Section 3.15	Intellectual Property	A-1-30
	Section 3.16	Labor Matters	A-1-32
	Section 3.17	Insurance	A-1-34
	Section 3.18	Tax Matters	A-1-35
	Section 3.19	Brokers	A-1-36
	Section 3.20	Real and Personal Property	A-1-36
	Section 3.21	Transactions with Affiliates	A-1-36
	Section 3.22	Data Privacy and Security	A-1-37
	Section 3.23	Compliance with International Trade & Anti-Corruption Laws	A-1-37
	Section 3.24	Information Supplied	A-1-38
	Section 3.25	Warranties; Product Liability	A-1-38
	Section 3.26	Investigation; No Other Representations	A-1-38

Article 4	REPRESENTATIONS AND WARRANTIES RELATING TO THE MEOA PARTIES		A-1-39
	Section 4.1	Organization and Qualification	A-1-39
	Section 4.2	Authority	A-1-39
	Section 4.3	Consents and Requisite Governmental Approvals; No Violations	A-1-39
	Section 4.4	Brokers	A-1-40
	Section 4.5	Information Supplied	A-1-40
	Section 4.6	Capitalization of the MEOA Parties	A-1-40
	Section 4.7	MEOA SEC Filings	A-1-41
	Section 4.8	Trust Account	A-1-41

Annex A-1-i

Annex A-1 Page
	Section 4.9	Transactions with Affiliates	A-1-41
	Section 4.10	Litigation	A-1-42
	Section 4.11	Compliance with Applicable Law	A-1-42
	Section 4.12	Business Activities	A-1-42
	Section 4.13	Internal Controls; Listing; Financial Statements	A-1-42
	Section 4.14	No Undisclosed Liabilities	A-1-43
	Section 4.15	Tax Matters	A-1-43
	Section 4.16	Investigation; No Other Representations	A-1-44
	Section 4.17	Employees and Employee Benefit Plans	A-1-44
	Section 4.18	Properties	A-1-44
	Section 4.19	Compliance with International Trade & Anti-Corruption Laws	A-1-45

Article 5	COVENANTS		A-1-45
	Section 5.1	Conduct of Business of the Company	A-1-45
	Section 5.2	Efforts to Consummate; Litigation	A-1-47
	Section 5.3	Confidentiality and Access to Information	A-1-48
	Section 5.4	Public Announcements	A-1-49
	Section 5.5	Tax Matters	A-1-50
	Section 5.6	Exclusive Dealing	A-1-51
	Section 5.7	Preparation of Registration Statement/Proxy Statement	A-1-52
	Section 5.8	MEOA Stockholder Approval	A-1-52
	Section 5.9	Merger Sub Stockholder Approval	A-1-53
	Section 5.10	Conduct of Business of MEOA	A-1-53
	Section 5.11	Nasdaq Listing	A-1-54
	Section 5.12	Trust Account	A-1-54
	Section 5.13	Transaction Support Agreements; Company Stockholder Approval	A-1-54
	Section 5.14	MEOA Indemnification; Directors’ and Officers’ Insurance	A-1-55
	Section 5.15	Company Indemnification; Directors’ and Officers’ Insurance	A-1-56
	Section 5.16	Post-Closing Directors and Officers	A-1-56
	Section 5.17	PCAOB Financials	A-1-57
	Section 5.18	MEOA Incentive Equity Plan	A-1-58
	Section 5.19	FIRPTA Certificates	A-1-58
	Section 5.20	Compliance with International Trade & Anti-Corruption Laws	A-1-58
	Section 5.21	Section 280G of the Code	A-1-58

Article 6	CONDITIONS TO CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT		A-1-59
	Section 6.1	Conditions to the Obligations of the Parties	A-1-59
	Section 6.2	Other Conditions to the Obligations of the MEOA Parties	A-1-60
	Section 6.3	Other Conditions to the Obligations of the Company	A-1-61
	Section 6.4	Frustration of Closing Conditions	A-1-62

Article 7	TERMINATION		A-1-62
	Section 7.1	Termination	A-1-62
	Section 7.2	Effect of Termination	A-1-63

Article 8	MISCELLANEOUS		A-1-64
	Section 8.1	Non-Survival	A-1-64
	Section 8.2	Entire Agreement; Assignment	A-1-64
	Section 8.3	Amendment	A-1-64

Annex A-1-ii

Annex A-1 Page
Section 8.4	Notices	A-1-65
Section 8.5	Governing Law	A-1-65
Section 8.6	Fees and Expenses	A-1-65
Section 8.7	Construction; Interpretation	A-1-66
Section 8.8	Exhibits and Schedules	A-1-66
Section 8.9	Parties in Interest	A-1-66
Section 8.10	Severability	A-1-66
Section 8.11	Counterparts; Electronic Signatures	A-1-67
Section 8.12	Knowledge of Company; Knowledge of MEOA	A-1-67
Section 8.13	No Recourse	A-1-67
Section 8.14	Extension; Waiver	A-1-67
Section 8.15	Waiver of Jury Trial	A-1-67
Section 8.16	Submission to Jurisdiction	A-1-68
Section 8.17	Remedies	A-1-68
Section 8.18	Trust Account Waiver	A-1-68
Section 8.19	Conflicts and Privilege	A-1-69

Annex A-1-iii

BUSINESS COMBINATION AGREEMENT

This BUSINESS COMBINATION AGREEMENT (this “Agreement”), dated as of August 30, 2022, is made by and among Minority Equality Opportunities Acquisition Inc., a Delaware corporation (“MEOA”), MEOA Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Digerati Technologies, Inc., a Nevada corporation (the “Company”). MEOA, Merger Sub and the Company may be referred to herein collectively as the “Parties”. Capitalized terms used but not otherwise defined herein have the meanings set forth in Section 1.1.

WHEREAS, (a) MEOA is a blank check company incorporated in Delaware on February 18, 2021 for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses, and (b) Merger Sub is a wholly-owned Subsidiary of MEOA that was formed for purposes of consummating the transactions contemplated by this Agreement and the Ancillary Documents;

WHEREAS, pursuant to the Governing Documents of MEOA, MEOA is required to provide an opportunity for its stockholders to have their outstanding MEOA Class A Shares redeemed on the terms and subject to the conditions set forth therein;

WHEREAS, as of the date of this Agreement, Minority Equality Opportunities Acquisition Sponsor, LLC, a Delaware limited liability company (the “Sponsor”), owns 3,162,500 MEOA Class B Shares;

WHEREAS, concurrently with the execution of this Agreement, the Sponsor, MEOA and the Company are entering into the letter agreement, substantially in the form attached hereto as Exhibit A (the “Sponsor Letter Agreement”), pursuant to which, among other things, the Sponsor has agreed to (a) vote in favor of this Agreement and the transactions contemplated hereby (including the Merger), (b) waive any adjustment to the conversion ratio set forth in the Governing Documents of MEOA or any other anti-dilution or similar protection with respect to the MEOA Class B Shares, such that the MEOA Class B Shares will convert into MEOA Class A Shares at the Closing on a one-to-one basis, and (c) subject certain of the MEOA Class B Shares currently held by the Sponsor and certain MEOA Class A Shares issuable to the Sponsor on exercise of a warrant owned by the Sponsor to potential forfeiture, in each case, on the terms and subject to the conditions set forth in the Sponsor Letter Agreement;

WHEREAS, the board of directors of MEOA (the “MEOA Board”) has (a) approved this Agreement, the Ancillary Documents to which MEOA is or will be a party and the transactions contemplated hereby and thereby (including the Merger) and (b) recommended, among other things, approval and adoption of this Agreement and the transactions contemplated by this Agreement (including the Merger) by the holders of MEOA Shares entitled to vote thereon;

WHEREAS, the board of directors of Merger Sub has approved this Agreement, the Ancillary Documents to which Merger Sub is or will be a party and the transactions contemplated hereby and thereby (including the Merger);

WHEREAS, the board of directors of the Company (the “Company Board”) has (a) approved this Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Merger) and (b) recommended, among other things, the approval and adoption of this Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Merger) by the holders of Company Shares entitled to vote thereon;

WHEREAS, the Sponsor has provided its written consent to the entry by MEOA into this Agreement (the “Sponsor Approval”);

WHEREAS, MEOA, as the sole stockholder of Merger Sub, will as promptly as reasonably practicable (and in any event within one Business Day) following the date of this Agreement, approve and adopt this Agreement, the Ancillary Documents to which Merger Sub is or will be a party and the transactions contemplated hereby and thereby (including the Merger);

WHEREAS, the stockholders of the Company set forth on Schedule I attached hereto, which Supporting Company Stockholders constitute the holders of a sufficient amount of the voting power of the Company to approve the execution and delivery of this Agreement by the Company and the consummation of the transactions contemplated hereby on a fully diluted basis, consistent with the deadlines set forth on Schedule I attached hereto (collectively, the “Supporting Company Stockholders”), shall duly execute and deliver to MEOA a transaction support agreement, substantially in

Annex A-1-1

the form attached hereto as Exhibit B (collectively, the “Transaction Support Agreements”) as provided in Schedule I, pursuant to which, among other things, each such Supporting Company Stockholder will agree to support and vote in favor of this Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Merger);

WHEREAS, prior to the Closing, pursuant to a written agreement to be entered into among the Company and the holders of the Company Series C Preferred Stock (the “Company Series C Preferred Stockholder Consent”), the Company Series C Preferred Stock then issued and outstanding will be exchanged for an aggregate number of Restricted Shares to which the holders thereof would be entitled upon conversion of the Series C Preferred Stock in accordance with the Company Governing Documents;

WHEREAS, immediately after the Closing, the Company Series A Preferred Stock outstanding at such time will be converted into MEOA Shares in accordance with the terms of the Governing Documents of the Company (such shares of Company Series A Preferred Stock as shall be outstanding at the Closing being referred to herein as “Rollover Company Series A Preferred Stock”);

WHEREAS, immediately prior to the Closing, the Company Series B Preferred Stock will be converted into Company Shares in accordance with the terms of the Governing Documents of the Company;

WHEREAS, prior to the Closing, but following the receipt of Company Stockholder Approval, pursuant to a written agreement to be entered into among the Company and the holders of the Company Series F Preferred Stock (the “Company Series F Preferred Stockholder Consent”), the Company Series F Preferred Stock then issued and outstanding will be redeemed by the Company at a redemption price of $0.01 per share;

WHEREAS, on the Closing Date, (a) Merger Sub will merge with and into the Company (the “Merger”), with the Company as the surviving corporation in the Merger and, after giving effect to the Merger, the Company will be a wholly-owned Subsidiary of MEOA, and (b) each Company Share will be automatically converted as of the Effective Time into a portion of the Transaction Share Consideration, in each case on the terms and subject to the conditions set forth herein; and

WHEREAS, each of the Parties intends for U.S. federal income tax purposes that (a) this Agreement constitutes a “plan of reorganization” within the meaning of Section 368 of the Code and Treasury Regulations promulgated thereunder and (b) the Merger be treated as a transaction that qualifies as a “reorganization” within the meaning of Section 368 of the Code (clauses (a)-(b), the “Intended Tax Treatment”).

NOW, THEREFORE, in consideration of the premises and the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

Article 1
CERTAIN DEFINITIONS

Section 1.1 Definitions. As used in this Agreement, the following terms have the respective meanings set forth below.

“Adopted Incentive Equity Plan” has the meaning set forth in Section 5.18(b).

“Affiliate” means, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto. Notwithstanding the foregoing or anything to the contrary herein, the Affiliates of the Sponsor shall be deemed to include Sphere 3D Corp. and its controlled Affiliates.

“Aggregate Transaction Share Consideration” means an aggregate number of MEOA Shares equal to (a) the Transaction Share Consideration, plus (b) the Rollover Vested Option Amount, plus (c) the Rollover Warrant Amount. For avoidance of doubt, Aggregate Transaction Share Consideration shall be equal to 6,868,080 MEOA Shares, issuable either as Transaction Share Consideration or upon exercise or conversion, as applicable, of Vested Rollover Options, Rollover Warrants, shares of Rollover Company Series A Preferred Stock and Rollover Notes.

Annex A-1-2

“Agreement” has the meaning set forth in the introductory paragraph to this Agreement.

“Allocation Schedule” has the meaning set forth in Section 2.3.

“Ancillary Documents” means the Sponsor Letter Agreement, the Transaction Support Agreements, the Letters of Transmittal and each other agreement, document, instrument and/or certificate contemplated by this Agreement executed or to be executed in connection with the transactions contemplated hereby.

“Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act (FCPA) and any other anti-bribery or anti-corruption Laws related to combatting bribery, corruption and money laundering, which are applicable to MEOA or the Company.

“Anti-Money Laundering Laws” means all applicable Laws and sanctions, foreign, state and federal, criminal and civil, that: (a) limit the use of and/or seek the forfeiture of proceeds from illegal transactions; (b) limit commercial transactions with designated countries or individuals believed to be terrorists, narcotics dealers or otherwise engaged in activities contrary to the interests of the United States; (c) require identification and documentation of the parties with whom a “financial institution” (as defined in 31 U.S.C. 5312 (a)(z), as periodically amended) conducts business; (d) require reporting of suspicious activity; or (e) are designed to disrupt the flow of funds to terrorist organizations. Such applicable Laws shall be deemed to include the USA PATRIOT Act of 2001, Pub. L. No. 107-56, the Bank Secrecy Act of 1970, 31 U.S.C. Section 5311 et seq., the Trading with the Enemy Act, 50 U.S.C. App. Section 1 et seq., the International Emergency Economic Powers Act, 50 U.S.C. Section 1701 et seq., the Intelligence Reform & Terrorism Prevention Act of 2004, and the sanction regulations promulgated pursuant thereto by U.S. Department of the Treasury’s Office of Foreign Assets Control, as well as laws relating to prevention and detection of money laundering in 18 U.S.C. Sections 1956 and 1957.

“Business” means the business of providing cloud services specializing in Unified Communications as a Service solutions for the business market.

“Business Combination Proposal” has the meaning set forth in Section 5.8.

“Business Day” means a day, other than a Saturday or Sunday, on which commercial banks in New York, New York are open for the general transaction of business.

“Cap” has the meaning set forth in Section 5.1(b).

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act, Public Law No. 116-136.

“Certificates of Merger” has the meaning set forth in Section 2.1(a)(ii).

“Certificates” has the meaning set forth in Section 2.1(a)(vii).

“Change of Control Payment” means (a) any success, change of control, retention, transaction bonus or other similar payment or amount payable to any Person as a result of or in connection with this Agreement or the transactions contemplated hereby or any other Change of Control Transaction (including any such payments or similar amounts that may become due and payable based upon the occurrence of one or more additional circumstances, matters or events) or (b) any payments made or required to be made pursuant to or in connection with or upon termination of, and any fees, expenses or other payments owing or that will become owing in respect of, any Company Related Party Transaction during the period beginning on the date of the Latest Balance Sheet and ending on the Closing Date. Notwithstanding the foregoing or anything to the contrary herein, the MEOA Shares to be issued in respect of or that will become subject to, as applicable, the Rollover Options or Rollover Warrants at the Effective Time on the terms and subject to the conditions of this Agreement shall not constitute Change of Control Payments.

“Change of Control Transaction” means any transaction or series of related transactions (a) under which any Person(s), directly or indirectly, acquires or otherwise purchases (i) another Person or any of its Affiliates or (ii) all or a material portion of assets, businesses or equity securities of another Person, including by way of an equity or similar investment in such Person, (b) that results, directly or indirectly, in the stockholders of a Person as of immediately prior to such transaction holding, in the aggregate, less than 50% of the voting shares of such Person (or any successor or parent company of such Person) immediately after the consummation thereof (in the case of each of clause (a) and (b), whether by merger, consolidation, tender offer, recapitalization, purchase or issuance of equity securities, tender offer or otherwise).

Annex A-1-3

“Closing” has the meaning set forth in Section 2.2.

“Closing Date” has the meaning set forth in Section 2.2.

“Closing Filings” has the meaning set forth in Section 5.4(b).

“Closing Press Release” has the meaning set forth in Section 5.4(b).

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the introductory paragraph to this Agreement.

“Company Acquisition Proposal” means any inquiry, offer or proposal (other than an inquiry, offer or proposal from an MEOA Party), whether or not in writing, contemplating, relating to, or that could reasonably be expected to lead to, (a) any transaction or series of related transactions under which any Person(s), directly or indirectly, acquires or otherwise purchases (i) the Company or any of its Subsidiaries or (ii) all or a material portion of the assets or businesses of the Company or any of its Subsidiaries (in the case of each of clause (i) and (ii), whether by merger, consolidation, recapitalization, purchase or issuance of equity securities, tender offer or otherwise), or (b) any equity or similar investment in the Company or any of its Subsidiaries (other than the issuance of the applicable class of shares of capital stock of the Company upon the exercise or conversion of any Company Options or Company Warrants outstanding on the date of this Agreement in accordance with the terms of the Company Equity Plans and the underlying grant, award or similar agreement) that results in the acquisition or transfer of beneficial ownership of equity securities, or the right to acquire beneficial ownership or to vote, equity securities representing 10% or more of the then-outstanding voting power of the Company or any of its Subsidiaries. Notwithstanding the foregoing or anything to the contrary herein, no transaction between the Company and an MEOA Party or the issuance by the Company or any of its Subsidiaries to an MEOA Party, including as contemplated by this Agreement, the Ancillary Documents, or the transactions contemplated hereby or thereby shall constitute a Company Acquisition Proposal.

“Company Board” has the meaning set forth in the recitals to this Agreement.

“Company D&O Persons” has the meaning set forth in Section 5.15(a).

“Company Disclosure Schedules” means the disclosure schedules to this Agreement delivered to MEOA by the Company on the date of this Agreement.

“Company Equity Award” means, as of any determination time, each outstanding Company Option and each other outstanding equity or equity-based award to any current or former director, manager, officer, employee, individual independent contractor, or other service provider of any Group Company.

“Company Equity Plans” means, collectively, the 2015 Equity Compensation Plan and the 2022 Omnibus Securities and Incentive Plan.

“Company Expenses” means, as of any determination time, the aggregate amount of fees, expenses, commissions or other amounts incurred by or on behalf of, or otherwise payable by, whether or not due, any Group Company in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants, or other agents or service providers of any Group Company, (b) any Change of Control Payments and (c) any other fees, expenses, commissions or other amounts that are expressly allocated to any Group Company pursuant to this Agreement or any Ancillary Documents, including 50% of all such fees, costs, expenses, commissions or other amounts incurred in connection with any filing with any Governmental Entity required hereunder, including the HSR Act filing fee. Notwithstanding the foregoing or anything to the contrary herein, Company Expenses shall not include any MEOA Expenses.

“Company Fully-Diluted Shares” means the total number of Company Shares outstanding immediately prior to the Effective Time, expressed on a fully-diluted and as-converted to Company Shares basis, and including, without limitation or duplication, (a) the number of Company Shares issuable upon conversion of all shares of Company Preferred Stock outstanding as of immediately prior to the Effective Time, (b) the number of Company Shares issuable upon exercise of all Company Options and Company Warrants, (c) the number of Company Shares issuable upon

Annex A-1-4

conversion of the Rollover Notes, (d) the number of Company Shares issuable upon conversion into Company Shares of the shares of the common stock of T3 Communications, Inc., a Nevada corporation, held by stockholders other than the Company, and (e) the Restricted Shares.

“Company Fundamental Representations” means the representations and warranties set forth in Section 3.1(a) and Section 3.1(b) (Organization and Qualification), Section 3.2(a), and Section 3.2(c) (Capitalization of the Group Companies), Section 3.3 (Authority), Section 3.10(a) (No Company Material Adverse Effect) and Section 3.19 (Brokers).

“Company IT Systems” means all computer systems, Software, hardware, communication systems, servers, network equipment and related documentation, interfaces, data and databases, and all other information technology or telecommunications systems that are used to process, store, maintain or operate data, information, and functions used in connection with the business of a Group Company that are, in each case, owned or purported to be owned, licensed or leased by a Group Company.

“Company Licensed Intellectual Property” means Intellectual Property Rights owned or licensed by any Person (other than a Group Company) that is licensed or sublicensed, as applicable, to any Group Company.

“Company Licensed Patent” has the meaning set forth in Section 3.15(a).

“Company Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on (a) the business, results of operations, financial condition or prospects of the Group Companies, taken as a whole, or (b) the ability of the Company to consummate the transactions contemplated by this Agreement in accordance with its terms; provided, however, that, in the case of clause (a), a Company Material Adverse Effect shall not be deemed to include any adverse change, event, effect or occurrence arising after the date of this Agreement from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, (iv) any change, event, effect or occurrence, including a change in GAAP or in any Law or interpretations thereof, that is generally applicable to the industries or markets in which any Group Company operates, (v) the execution or public announcement of this Agreement or the pendency or consummation of the transactions contemplated by this Agreement, or any actions or omissions of a Group Company taken pursuant thereto or in contemplation thereof, including the impact thereof on the relationships, contractual or otherwise, of any Group Company with employees, customers, investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors or other third parties related thereto (provided that the exception in this clause (v) shall not apply to the representations and warranties set forth in Section 3.7(b) to the extent that its purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by this Agreement or the condition set forth in Section 6.2(a) to the extent it relates to such representations and warranties), (vi) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics, pandemics (including COVID-19) or quarantines, acts of God or other natural disasters or comparable events in the United States or any other country or region in the world, and the implementation of any Pandemic Measures, or any escalation of the foregoing, (vii) actions or omissions of a Group Company taken at the request of, or with the prior written consent of, an MEOA Party, or (ix) any matter to the extent that (A) it is disclosed in reasonable detail in the Company Disclosure Schedules and (B) such disclosed matter does not worsen in a materially adverse manner; except to the extent that any such change, event, effect or occurrence described in or resulting from a matter described in any of the foregoing clauses (i) through (iv) or (vi) has had or would reasonably be expected to have a materially disproportionate adverse effect on the Group Companies, taken as a whole, relative to other participants operating in the industries or markets in which the Group Companies operate.

“Company Non-Party Affiliates” means, collectively, each Company Related Party and each former, current or future Affiliates, Representatives, successors or permitted assigns of any Company Related Party (other than, for the avoidance of doubt, the Company).

“Company Option” means, as of any determination time, each option to purchase Company Shares that is outstanding and unexercised.

Annex A-1-5

“Company-Owned Intellectual Property” means all Intellectual Property Rights that are owned or purported to be owned by the Group Companies.

“Company Preferred Stock” means, collectively, the Company Series A Preferred Stock, the Company Series B Preferred Stock, the Company Series C Preferred Stock, and the Company Series F Preferred Stock.

“Company Product” means each product that is being tested, developed, manufactured, marketed, sold or distributed by or on behalf of the Group Companies.

“Company Registered Intellectual Property” means all Registered Intellectual Property owned or purported to be owned by, or filed in the name of any Group Company.

“Company Related Party” has the meaning set forth in Section 3.21.

“Company Related Party Transactions” has the meaning set forth in Section 3.21.

“Company SEC Reports” has the meaning set forth in Section 3.4.

“Company Series A Preferred Stock” means the shares of the Company’s Series A Preferred Stock, par value $0.001 per share.

“Company Series B Preferred Stock” means the shares of the Company’s Series B Preferred Stock, par value $0.001 per share.

“Company Series C Preferred Stock” means the shares of the Company’s Series C Preferred Stock, par value $0.001 per share.

“Company Series C Preferred Stockholder Consent” has the meaning set forth in the recitals to this Agreement.

“Company Series F Preferred Stock” means the shares of the Company’s Series F Preferred Stock, par value $0.001 per share.

“Company Series F Preferred Stockholder Consent” has the meaning set forth in the recitals to this Agreement.

“Company Shares” means shares of common stock, par value $0.001 per share, of the Company.

“Company Stockholders” means, collectively, the holders of Company Shares as of any determination time prior to the Effective Time.

“Company Stockholder Approval” has the meaning set forth in Section 5.13(b).

“Company Stockholders Meeting” has the meaning set forth in Section 5.13(b).

“Company Warrants” means, as of any determination time, the warrants to purchase Company Shares that are outstanding and unexercised at such time.

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of April 29, 2022, by and between the Company and MEOA.

“Consent” means any notice, authorization, qualification, registration, filing, notification, waiver, order, consent or approval to be obtained from, filed with or delivered to, a Governmental Entity or other Person.

“Continental” means Continental Stock Transfer & Trust Company.

“Contingent Worker” means any independent contractor, consultant, contractor, subcontractor, temporary employee, leased employee or other agent used by any Group Company and classified by such Group Company as other than an employee, or compensated other than through wages paid by such Group Company through the Group Company’s payroll function.

“Contract” or “Contracts” means any written agreement, contract, license, sublicense, lease, obligation, undertaking or other commitment or arrangement.

“Copyrights” has the meaning set forth in the definition of Intellectual Property Rights.

Annex A-1-6

“COVID-19” means SARS-CoV-2, including any variants thereof, COVID-19, or related or associated epidemics, pandemics or disease outbreaks.

“Creator” has the meaning set forth in Section 3.15(d).

“Credit Agreement” has the meaning set forth in Section 5.22.

“DE Certificate of Merger” has the meaning set forth in Section 2.1(a)(ii).

“DGCL” means the General Corporation Law of the State of Delaware, as amended.

“Company Audited Financial Statements” has the meaning set forth in Section 3.6(a)(i).

“Effective Time” has the meaning set forth in Section 2.1(a)(ii).

“Employee Benefit Plan” means each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA), and each equity or equity-based, bonus, incentive, retention, severance pay, deferred compensation, employment, compensation, change in control, supplemental income arrangement, or vacation plan, program, arrangement or agreement, in each case that any Group Company maintains, sponsors or contributes to or has any obligation to contribute to, or with respect to which any Group Company has or may reasonably be expected to have any present or future Liability (including as an ERISA Affiliate).

“Environmental Laws” means all Laws and Orders concerning pollution, Hazardous Substances, restoration or protection of the environment or natural resources, public health, and workplace health or safety.

“Equity Incentive Plan Proposal” has the meaning set forth in Section 5.8.

“Equity Securities” means any share, share capital, capital stock, partnership, membership, joint venture or similar interest in any Person (including any stock appreciation, phantom stock, profit participation or similar rights), and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.

“Equity Value” means $68,680,807.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity, trade or business that is, or at any applicable time was, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes any Group Company.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Agent” has the meaning set forth in Section 2.4(a).

“Exchange Fund” has the meaning set forth in Section 2.4(c).

“Exchange Ratio” means the quotient obtained by dividing (x) the quotient obtained by dividing (i) the Equity Value by (ii) the aggregate number of Company Fully-Diluted Shares, by (y) the MEOA Share Value.

“Federal Securities Laws” means the Exchange Act, the Securities Act and the other U.S. federal securities laws and the rules and regulations of the SEC promulgated thereunder or otherwise.

“Financial Statements” has the meaning set forth in Section 3.6(a).

“Forbearance Agreement” has the meaning set forth in Section 5.22.

“Foreign Benefit Plan” means each Employee Benefit Plan for the benefit of employees employed and outside of the United States of America (other than any plans, funds or similar programs that are maintained by a Governmental Entity) and which plan is not subject to ERISA or the Code.

“Fraud” means an act or omission by a Party, and requires: (a) a false or incorrect representation or warranty expressly set forth in this Agreement, (b) with actual knowledge (as opposed to constructive, imputed or implied knowledge) by the Party making such representation or warranty that such representation or warranty expressly set forth in this Agreement is false or incorrect, (c) an intention to deceive another Party, to induce him, her or it to enter

Annex A-1-7

into this Agreement, (d) another Party, in justifiable or reasonable reliance upon such false or incorrect representation or warranty expressly set forth in this Agreement, causing such Party to enter into this Agreement, and (e) another Party to suffer damage by reason of such reliance. For the avoidance of doubt, “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud or any torts (including a claim for fraud or alleged fraud) based on negligence or recklessness.

“GAAP” means United States generally accepted accounting principles.

“Governing Document Proposals” has the meaning set forth in Section 5.8.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a U.S. corporation are its certificate or articles of incorporation and by-laws, the “Governing Documents” of a U.S. limited partnership are its limited partnership agreement and certificate of limited partnership, and the “Governing Documents” of a U.S. limited liability company are its operating or limited liability company agreement and certificate of formation.

“Governmental Entity” means any United States or non-United States (a) federal, state, regional, provincial, local, municipal or other government, (b) governmental or quasi-governmental entity of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal) or (c) body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, including any arbitral tribunal (public or private); provided, however, that (for the avoidance of doubt) institutional review boards shall not be “Governmental Entities” hereunder.

“Group Companies” means, collectively, the Company and its Subsidiaries.

“Group Company” means either the Company or any of its Subsidiaries, as the context requires.

“Hazardous Substance” means any hazardous, toxic, explosive or radioactive material, substance, waste or other pollutant that is regulated by, or may give rise to Liability pursuant to, any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“Indebtedness” means, as of any time, without duplication, with respect to any Person, the outstanding principal amount of, accrued and unpaid interest on, fees and expenses arising under or in respect of (a) indebtedness for borrowed money, (b) other obligations evidenced by any note, bond, debenture or other debt security, (c) obligations for the deferred purchase price of property or assets, including “earn-outs” and “seller notes” (but excluding any trade payables arising in the ordinary course of business), (d) reimbursement and other obligations with respect to letters of credit, bank guarantees, bankers’ acceptances or other similar instruments, in each case, solely to the extent drawn, (e) leases required to be capitalized under GAAP, but excluding for the avoidance of doubt the effects of Accounting Standards Update No. 2016-02, Leases (Topic 842), (f) derivative, hedging, swap, foreign exchange or similar arrangements, including swaps, caps, collars, hedges or similar arrangements, and (g) any of the obligations of any other Person of the type referred to in clauses (a) through (f) above directly or indirectly guaranteed by such Person or secured by any assets of such Person, whether or not such Indebtedness has been assumed by such Person.

“Intellectual Property Rights” means all intellectual property rights and related priority rights protected, created or arising under the Laws of the United States or any other jurisdiction or treaty regime, or under any international convention, and whether registered or not registered, including all (a) patents, inventions, industrial designs, continuations, divisionals, continuations-in-part and provisional applications and statutory invention registrations, and patents issuing on any of the foregoing and any reissues, reexaminations, substitutes, supplementary protection certificates, extensions of any of the foregoing (collectively, “Patents”); (b) trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, icons, Internet domain names, corporate names, social medial handles and account identifiers, and other source or business identifiers, and together with the goodwill associated with any of the foregoing (collectively, “Marks”); (c) copyrights, copyrightable works, works of authorship, data and databases, mask work rights, and moral rights (collectively, “Copyrights”); (d) trade secrets, know-how, methods, techniques, processes, and confidential and proprietary information, including business, financial, customer and technical information, inventions and formulae, whether patentable or not; (e) Software or other technology; and (f) all applications, registrations, extensions and renewals of any of the foregoing.

Annex A-1-8

“Intended Tax Treatment” has the meaning set forth in the recitals to this Agreement.

“Investment Company Act” means the Investment Company Act of 1940.

“IPO” has the meaning set forth in Section 8.18.

“Joinder” has the meaning set forth in Section 5.22.

“Joint Proxy Statement/Prospectus” means the joint proxy statement/prospectus to be included in the Registration Statement and that shall be (a) a proxy statement of MEOA with respect to the matters to be submitted to MEOA at the MEOA Stockholders Meeting and a prospectus of MEOA and (b) a proxy statement of the Company relating to the matters to be submitted to the Company Stockholders at the Company Stockholders Meeting, including all amendments and supplements thereto.

“Latest Balance Sheet” has the meaning set forth in Section 3.6(a).

“Law” means any federal, state, provincial, local, foreign, national or supranational statute, law (including common law), act, statute, ordinance, treaty, rule, code, regulation or other binding directive issued, promulgated or enforced by a Governmental Entity having jurisdiction over a given matter.

“Leased Real Property” has the meaning set forth in Section 3.20(b).

“Letter of Transmittal” means the letter of transmittal, substantially in the form attached as Exhibit C hereto and with such modifications, amendments or supplements as may be requested by the Exchange Agent and mutually agreed to by each of MEOA and the Company (in either case, such agreement not to be unreasonably withheld, conditioned or delayed).

“Liability” or “liability” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, known or unknown, matured or unmatured or determined or determinable, including those arising under any Law (including any Environmental Law), Proceeding or Order and those arising under any Contract, agreement, arrangement, commitment or undertaking.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien, charge or other similar interest (including, in the case of any Equity Securities, any voting, transfer or similar restrictions).

“Marks” has the meaning set forth in the definition of Intellectual Property Rights.

“Material Contracts” has the meaning set forth in Section 3.9(a).

“Material Customers” means the top 10 customers of the Company, taken as a whole, based on revenue received by the Company from each such customer for the trailing 12 months ended June 30, 2022.

“Material Permits” has the meaning set forth in Section 3.8.

“Material Suppliers” means the top 10 suppliers (determined by the amount purchased) of the Company, taken as a whole, for the trailing 12 months ended June 30, 2022.

“MEOA” has the meaning set forth in the introductory paragraph to this Agreement.

“MEOA Acquisition Proposal” means any inquiry, offer or proposal (other than an inquiry, offer or proposal from a Group Company), whether or not in writing, contemplating, relating to, or that could reasonably be expected to lead to, any transaction or series of related transactions under which MEOA or any of its Subsidiaries, directly or indirectly, (i) acquires or otherwise purchases any other Person(s), (ii) engages in a business combination with any other Person(s) or (iii) acquires or otherwise purchases all or a material portion of the assets or businesses of any other Person(s) (in the case of each of clause (i), (ii) and (iii), whether by merger, consolidation, recapitalization, purchase or issuance of equity securities, tender offer or otherwise). Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby shall constitute a MEOA Acquisition Proposal.

“MEOA Board” has the meaning set forth in the recitals to this Agreement.

“MEOA Board Recommendation” has the meaning set forth in Section 5.8.

Annex A-1-9

“MEOA Bylaws” has the meaning set forth in Section 2.1(a)(ix).

“MEOA Certificate of Incorporation” has the meaning set forth in Section 2.1(a)(ix).

“MEOA Class A Shares” means MEOA’s Class A common stock, par value $0.0001 per share.

“MEOA Class B Shares” means MEOA’s Class B common stock, par value $0.0001 per share.

“MEOA D&O Persons” has the meaning set forth in Section 5.14(a).

“MEOA Disclosure Schedules” means the disclosure schedules to this Agreement delivered to the Company by MEOA on the date of this Agreement.

“MEOA Expenses” means, as of any determination time, the aggregate amount of fees, expenses, commissions or other amounts incurred by or on behalf of, or otherwise payable by, whether or not due, a MEOA Party in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants, or other agents or service providers of any MEOA Party and (b) any other fees, costs, expenses, commissions or other amounts that are expressly allocated to any MEOA Party pursuant to this Agreement or any Ancillary Document, including 50% of all such fees, costs, expenses, commissions or other amounts incurred in connection with any filing with any Governmental Entity required hereunder, including the HSR Act filing fee. Notwithstanding the foregoing or anything to the contrary herein, MEOA Expenses shall not include any Company Expenses.

“MEOA Financial Statements” means all of the financial statements of MEOA included in the MEOA SEC Reports.

“MEOA Fundamental Representations” means the representations and warranties set forth in Section 4.1 (Organization and Qualification), Section 4.2 (Authority), Section 4.4 (Brokers) and Section 4.6 (Capitalization of the MEOA Parties).

“MEOA Group” has the meaning set forth in Section 8.19.

“MEOA Incentive Equity Plan” has the meaning set forth in Section 5.18(a).

“MEOA Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on the ability of any MEOA Party to consummate the transactions contemplated by this Agreement in accordance with its terms.

“MEOA Non-Party Affiliates” means, collectively, each MEOA Related Party and each of the former, current or future Affiliates, Representatives, successors or permitted assigns of any MEOA Related Party (other than, for the avoidance of doubt, any MEOA Party).

“MEOA Parties” means, collectively, MEOA and Merger Sub.

“MEOA Related Parties” has the meaning set forth in Section 4.9.

“MEOA Related Party Transactions” has the meaning set forth in Section 4.9.

“MEOA Sale” means a Change of Control Transaction with respect to MEOA.

“MEOA Sale Price” means the price per share for one MEOA Share in a MEOA Sale, inclusive of any escrows, holdbacks or fixed deferred purchase price, but exclusive of any contingent deferred purchase price, earn outs or the like. If and to the extent the price is payable in whole or in part with consideration other than cash, the price for such non-cash consideration shall be determined as follows: (i) with respect to any securities: (A) the average of the closing prices of the sales of the securities on all securities exchanges on which the securities may at the time be listed, or, if there have been no sales on any such exchange on any day, the average of the highest bid and lowest asked prices on all such exchanges at the end of such day, or, if on any day such securities are not listed on any securities exchange, the average of the highest bid and lowest asked prices on such day in the domestic over-the-counter market as reported by

Annex A-1-10

the OTC Markets Group, or any similar successor organization, in each such case averaged over a period of 21 days consisting of the day as of which such value is being determined and the 20 consecutive Business Days prior to such day or (B) if at any time the securities are not listed on any securities exchange or quoted on the Nasdaq or the over-the-counter market, the value of each such security shall be equal to the fair value thereof as of the date of valuation as determined by an independent, nationally recognized investment banking firm on the basis of an orderly sale to a willing, unaffiliated buyer in an arm’s-length transaction, taking into account all factors determinative of value as the investment banking firm determines relevant (and giving effect to any transfer taxes payable in connection with such sale), and (ii) with respect to any other non-cash assets, the fair value thereof as of the date of valuation as determined by an independent, nationally recognized investment banking firm on the basis of an orderly sale to a willing, unaffiliated buyer in an arm’s-length transaction, taking into account all factors determinative of value as the investment banking firm determines relevant (and giving effect to any transfer taxes payable in connection with such sale).

“MEOA SEC Reports” has the meaning set forth in Section 4.7.

“MEOA Share Value” means $10.00.

“MEOA Shares” means (a) prior to the consummation of the Merger, collectively, the MEOA Class A Shares and the MEOA Class B Shares and (b) from and after the consummation of the Merger, shares of common stock, par value $0.0001 per share, of MEOA. Any reference to the MEOA Shares in this Agreement or any Ancillary Document shall be deemed to refer to clause (a) and/or clause (b) of this definition, as the context so requires.

“MEOA Stockholder Approval” means, collectively, the Required MEOA Stockholder Approval and the Other MEOA Stockholder Approval.

“MEOA Stockholder Redemption” means the right of the holders of MEOA Class A Shares to redeem all or a portion of their MEOA Class A Shares prior to the Closing (in connection with the transactions contemplated by this Agreement or otherwise) as set forth in Governing Documents of MEOA.

“MEOA Stockholders Meeting” has the meaning set forth in Section 5.8.

“MEOA Stock Price” means on any date from and after the consummation of the Merger, the volume weighted average price per share of MEOA Shares on the principal securities exchange or securities market on which MEOA Shares trade, from 9:30 a.m. to 4:00 p.m. in New York, New York on such date, as reported by Bloomberg, or if not available on Bloomberg, as reported by Morningstar, or if not available on Bloomberg or Morningstar, as reasonably estimated by the MEOA Board in good faith.

“Merger” has the meaning set forth in the recitals to this Agreement.

“Merger Sub” has the meaning set forth in the introductory paragraph to this Agreement.

“Multiemployer Plan” has the meaning set forth in Section (3)37 of ERISA.

“Nasdaq” means The Nasdaq Stock Market LLC.

“Nasdaq Proposal” has the meaning set forth in Section 5.8.

“Non-Party Affiliate” has the meaning set forth in Section 8.13.

“NRS” means the Nevada Revised Statutes of the State of Nevada.

“NV Certificate of Merger” has the meaning set forth in Section 2.1(a)(ii).

“Off-the-Shelf Software” means any Software that is made generally and widely available to the public on a commercial basis and is licensed to any of the Group Companies on a non-exclusive basis under standard terms and conditions for a one-time license fee of less than $25,000 per license or an ongoing licensee fee of less than $10,000 per year.

“Officers” has the meaning set forth in Section 5.16(a).

“Open Source Software” shall mean any Software distributed under an “open source” or “public library” license, including any “general public license” (including AGPL), or other such license generally understood to be a “copyleft” or “restrictive” open source license.

Annex A-1-11

“Order” means any outstanding writ, order, judgment, injunction, binding decision or determination, award, ruling, subpoena, verdict or decree entered, issued or rendered by any Governmental Entity.

“Other MEOA Stockholder Approval” means the approval of each Other Transaction Proposal by the affirmative vote of the holders of the requisite number of MEOA Shares entitled to vote thereon, whether in person or by proxy at the MEOA Stockholders Meeting (or any adjournment thereof), in accordance with the Governing Documents of MEOA and applicable Law.

“Other Transaction Proposal” means each Transaction Proposal, other than the Required Transaction Proposals.

“Pandemic Measures” means any “shelter-in-place,” “stay at home,” workforce reduction, furlough, employee time off, employee leave, social distancing, shut down, closure, sequester, business or workplace reopening, or other conditions, restrictions or requirements pursuant to any Law, order, or directive of or by any Governmental Entity, the Centers for Disease Control and Prevention, the Occupational Safety and Health Administration or the Equal Employment Opportunity Commission, in connection with or in respect to COVID-19 or any other virus.

“Parties” has the meaning set forth in the introductory paragraph to this Agreement.

“Patents” has the meaning set forth in the definition of Intellectual Property Rights.

“PCAOB” means the Public Company Accounting Oversight Board.

“Permits” means any approvals, authorizations, clearances, licenses, registrations, permits or certificates of a Governmental Entity.

“Permitted Liens” means (a) mechanic’s, materialmen’s, carriers’, repairers’ and other similar statutory Liens arising or incurred in the ordinary course of business for amounts that are not yet delinquent or are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established in accordance with GAAP, (b) Liens for Taxes, assessments or other governmental charges not yet due and payable as of the Closing Date or which are being contested in good faith by appropriate proceedings and for which, in either case, sufficient reserves have been established in accordance with GAAP, (c) encumbrances and restrictions on real property (including easements, covenants, conditions, rights of way and similar restrictions) that do not prohibit or materially interfere with any of the Group Companies’ use or occupancy of such real property, (d) zoning, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such real property and which are not violated by the use or occupancy of such real property or the operation of the businesses of the Group Company and do not prohibit or materially interfere with any of the Group Companies’ use or occupancy of such real property, (e) cash deposits or cash pledges to secure the payment of workers’ compensation, unemployment insurance, social security benefits or obligations arising under similar Laws or to secure the performance of public or statutory obligations, surety or appeal bonds, and other obligations of a like nature, in each case in the ordinary course of business and which are not yet due and payable, (f) grants by any Group Company of nonexclusive rights in Intellectual Property Rights in the ordinary course of business consistent with past practice, (g) other Liens that do not materially and adversely affect the value, use or operation of the asset subject thereto, and (h) Liens disclosed on Section 3.18(a)(ii) of the Company Disclosure Schedules.

“Person” means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture or other similar entity, whether or not a legal entity.

“Personal Data” means any data or information relating to an identified natural person that is regulated by the Privacy Laws.

“Post Road” has the meaning set forth in Section 5.22.

“PPP Loan” means those certain SBA Paycheck Protection Program Loans, dated as of April 22, 2020, April 22, 2020 and May 4, 2020, in the original aggregate principal amount of $361,600, made by the Bank of San Antonio, as lender, to the Company, as borrower, and all other agreements and documents entered into in connection therewith or related thereto.

Annex A-1-12

“PPP Program” means the U.S. Small Business Administration’s Paycheck Protection Program contemplated by Section 1102 of the CARES Act and all rules, regulations and guidelines adopted by the SBA and the Department of Treasury or otherwise in connection with the implementation and administration thereof.

“Pre-Closing MEOA Holders” means the holders of MEOA Shares at any time prior to the Effective Time.

“PRG Credit Agreement Defaults” has the meaning set forth in Section 5.22.

“Privacy and Data Security Policies” has the meaning set forth in Section 3.20(a).

“Privacy Laws” means Laws relating to the Processing or protection of Personal Data that apply to the Group Companies.

“Privacy Requirements” has the meaning set forth in Section 3.22(a).

“Proceeding” means any lawsuit, litigation, action, audit, investigation, examination, claim, complaint, charge, proceeding, suit, arbitration, investigation, or mediation (in each case, whether civil, criminal or administrative and whether public or private) pending by or before or otherwise involving any Governmental Entity.

“Process” (or “Processing” or “Processes”) means the collection, use, receipt, storage, processing, compilation, recording, distribution, transfer, import, export, protection (including security measures), sharing, retention, disposal or disclosure or other activity regarding data (whether electronically or in any other form or medium).

“Prospectus” has the meaning set forth in Section 8.18.

“Pryor” has the meaning set forth in Section 8.19.

“Pryor Privileged Communications” has the meaning set forth in Section 8.19.

“Public Stockholders” has the meaning set forth in Section 8.18.

“Public Software” means any Software that contains, includes, incorporates, or has instantiated therein, or is derived in any manner (in whole or in part) from, any Software that is distributed as free software, Open Source Software or pursuant to similar free licensing, access or distribution models, including under any terms or conditions that impose any requirement that any Software using, linked with, incorporating, distributed with or derived from such Public Software (a) be made available or distributed in source code form, (b) be licensed for purposes of making derivative works, or (c) be redistributable at no, or a nominal, charge.

“Real Property Leases” means all leases, sub-leases, licenses or other agreements, in each case, pursuant to which any Group Company leases or sub-leases any real property.

“Registered Intellectual Property” means all (i) issued and pending applications for Patents, (ii) registered and pending applications for Marks, (iii) registered and pending applications for Copyrights, (iv) social media handles and account identifiers registered with social media platforms, and (v) registered and pending applications for Internet domain names.

“Registration Statement” means a registration statement on Form S-4 relating to the transactions contemplated by this Agreement and the Ancillary Documents and containing the Joint Proxy Statement/Prospectus, including all amendments and supplements thereto.

“Representatives” means with respect to any entity, such entity’s directors, managers, officers, employees, accountants, consultants, advisors, attorneys, agents and other representatives or agents engaged or retained by such Person.

“Required MEOA Stockholder Approval” means the approval of each Required Transaction Proposal by the affirmative vote of the holders of the requisite number of MEOA Shares entitled to vote thereon, whether in person or by proxy at the MEOA Stockholders Meeting (or any adjournment thereof), in accordance with the Governing Documents of MEOA and applicable Law.

“Required Transaction Proposals” means, collectively, the Business Combination Proposal, the Nasdaq Proposal and the Equity Incentive Plan Proposal.

Annex A-1-13

“Restricted Shares” means restricted Company Shares that have not yet vested or are subject to risk of forfeiture, granted under a Company Equity Plan or to any current or former director, employee, officer or service provider.

“Rollover Notes” has the meaning set forth in Section 5.1.

“Rollover Note Amount” means the number of MEOA Shares to which the holders of the Rollover Notes would be entitled hereunder at the Effective Time in respect of the Rollover Notes held by them if all of the Rollover Notes were converted in full into Company Shares immediately prior to the Closing, which for the avoidance of doubt shall be equal to the product of (x) the aggregate number of Company Shares into which all then outstanding Rollover Notes are convertible immediately prior to Closing and (y) the Exchange Ratio.

“Rollover Option” has the meaning set forth in Section 2.1(c)(i).

“Rollover Company Series A Preferred Stock” has the meaning set forth in the recitals to this Agreement.

“Rollover Company Series A Preferred Stock Amount” means the number of MEOA Shares to which the holders of Rollover Company Series A Preferred Stock would be entitled hereunder at the Effective Time in respect of the Rollover Company Series A Preferred Stock held by them if all of the shares of Rollover Company Series A Preferred Stock were converted in full into Company Shares immediately prior to the Closing, which for avoidance of doubt shall be equal to the product of (x) the aggregate number of Company Shares into which all then outstanding shares of Rollover Company Series A Preferred Stock are convertible immediately prior to Closing and (y) the Exchange Ratio.

“Rollover Unvested Option Amount” means the number of MEOA Shares to which the holders of Unvested Company Options would be entitled hereunder at the Effective Time in respect of such Unvested Company Options if such Unvested Company Options (i) vested by their current terms and (ii) were exercised in full (and not on a net-exercise basis) in exchange for Company Shares immediately prior to the Closing, which for avoidance of doubt shall be equal to the product of (x) the aggregate number of Company Shares into which all then outstanding Unvested Company Options would be exercisable immediately prior to Closing if such Unvested Company Options had vested by their terms at such time and (y) the Exchange Ratio.

“Rollover Vested Option Amount” means the number of MEOA Shares to which the holders of Vested Company Options would be entitled hereunder at the Effective Time in respect of such Vested Company Options if such Vested Company Options were exercised in full (and not on a net-exercise basis) in exchange for Company Shares immediately prior to the Closing, which for avoidance of doubt shall be equal to the product of (x) the aggregate number of Company Shares into which all then outstanding Vested Company Options are exercisable immediately prior to Closing and (y) the Exchange Ratio.

“Rollover Warrant” has the meaning set forth in Section 2.1(d).

“Rollover Warrant Amount” means the number of MEOA Shares to which each holder of a Company Warrant would be entitled hereunder at the Effective Time in respect of such Company Warrant if such Company Warrant were exercised in full (and not on a net-exercise basis) in exchange for Company Shares immediately prior to the Closing, which for avoidance of doubt shall be equal to the product of (x) the aggregate number of Company Shares into which all then outstanding Company Warrants are exercisable immediately prior to Closing and (y) the Exchange Ratio.

“Sanctions and Export Control Laws” means any applicable Law related to (a) import and export controls, including the U.S. Export Administration Regulations, (b) economic sanctions, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, or (c) anti-boycott measures that apply to the Company.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“Schedules” means, collectively, the Company Disclosure Schedules and the MEOA Disclosure Schedules.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933.

“Securities Laws” means Federal Securities Laws and other applicable foreign and domestic securities or similar Laws.

Annex A-1-14

“Signing Filings” has the meaning set forth in Section 5.4(b).

“Signing Press Release” has the meaning set forth in Section 5.4(b).

“Software” shall mean any and all: (a) computer programs, applications, and code, including system software, mobile apps, software provided for access or use in a “hosted” or “SaaS” basis, scripts, routines, screens, user interfaces, report formats and software implementations of algorithms, models and methodologies, whether in source code, object code or other form; (b) data, databases and data compilations, including libraries and collections of data, whether machine readable or otherwise; (c) descriptions, flowcharts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons; (d) the technology supporting, and the contents and audiovisual displays of, any website(s); and (e) all documentation, including user manuals and other training documentation, related to any of the foregoing.

“Sponsor” has the meaning set forth in the recitals to this Agreement.

“Sponsor Approval” has the meaning set forth in the recitals to this Agreement.

“Sponsor Letter Agreement” has the meaning set forth in the recitals to this Agreement.

“Stockholders” has the meaning set forth in the recitals to this Agreement.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership or other legal entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or (b) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof and for this purpose, a Person or Persons own a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be a, or control any, managing director or general partner of such business entity (other than a corporation). The term “Subsidiary” shall include all Subsidiaries of such Subsidiary.

“Supporting Company Stockholders” has the meaning set forth in the recitals to this Agreement.

“Surviving Company” has the meaning set forth in Section 2.1(a)(i).

“T3 Nevada” has the meaning set forth in Section 5.22.

“T3 Nevada Parties” has the meaning set forth in Section 5.22.

“Tax” means any United States federal, state or local, or any non-United States, income, gross receipts, franchise, estimated, alternative minimum, sales, use, transfer, value added, excise, stamp, customs, duties, ad valorem, real property, personal property (tangible and intangible), capital stock, social security, unemployment, payroll, wage, employment, severance, occupation, registration, environmental, communication, mortgage, profits, license, lease, service, goods and services, withholding, premium, unclaimed property, escheat, turnover, windfall profits or other taxes of any kind whatever, whether computed on a separate or combined, unitary or consolidated basis or in any other manner, together with any interest, deficiencies, penalties, additions to tax, or additional amounts imposed by any Governmental Entity with respect thereto, whether disputed or not, and including any secondary Liability for any of the aforementioned.

“Tax Authority” means any Governmental Entity responsible for the collection or administration of Taxes or Tax Returns.

“Tax Returns” means returns, information returns, statements, declarations, claims for refund, schedules, attachments and reports relating to Taxes required to be filed with any Governmental Entity.

“Termination Date” has the meaning set forth in Section 7.1(d).

“Trading Day” means any day on which MEOA Shares are actually traded on the principal securities exchange or securities market on which MEOA Shares are then traded.

Annex A-1-15

“Transaction Litigation” has the meaning set forth in Section 5.2(d).

“Transaction Proposals” has the meaning set forth in Section 5.8.

“Transaction Share Consideration” means an aggregate number of MEOA Shares equal to (a)(1) the Equity Value, divided by (2) the MEOA Share Value, minus (b) the sum of the Rollover Vested Option Amount, the Rollover Warrant Amount, the Rollover Company Series A Preferred Stock Amount and the Rollover Note Amount.

“Transaction Support Agreement Deadline” has the meaning set forth in Section 5.13(a).

“Transaction Support Agreements” has the meaning set forth in the recitals to this Agreement.

“Trust Account” has the meaning set forth in Section 8.18.

“Trust Account Released Claims” has the meaning set forth in Section 8.18.

“Trust Agreement” has the meaning set forth in Section 4.8.

“Trustee” has the meaning set forth in Section 4.8.

“Unaudited Financial Statements” has the meaning set forth in Section 3.6(a).

“Union” has the meaning set forth in Section 3.16(g).

“Unpaid MEOA Expenses” means the MEOA Expenses that are unpaid as of immediately prior to the Closing.

“Unpaid Company Expenses” means the Company Expenses that are unpaid as of immediately prior to the Closing.

“Unvested Company Option” means each Company Option outstanding and unexercised as of immediately prior to the Effective Time that is not a Vested Company Option.

“Vested Company Option” means each Company Option outstanding and unexercised as of immediately prior to the Effective Time that is vested as of immediately prior to the Effective Time.

“Vested Rollover Options” means Rollover Options issued in respect of Vested Company Options pursuant to the terms of this Agreement.

“WARN” means the Worker Adjustment Retraining and Notification Act of 1988, as well as analogous applicable foreign, provincial, state or local Laws related to plant closings, relocations, mass layoffs and employment losses.

“Warrant Agreement” means that certain Warrant Agreement, dated August 25, 2021, between MEOA and Continental Stock Transfer & Trust Company, as warrant agent.

“Willful Breach” means a material breach that is a consequence of an act undertaken or a failure to act by the breaching party with the knowledge that the taking of such act or such failure to act would, or would reasonably be expected to, constitute or result in a breach of this Agreement.

Article 2
MERGER

Section 2.1 Closing Transactions. On the terms of and subject to the conditions set forth in this Agreement, the following transactions shall occur in the order set forth in this Section 2.1:

(a) The Merger.

(i) On the terms of and subject to the conditions set forth in this Agreement and in accordance with the DGCL and the NRS, on the Closing Date, Merger Sub and the Company shall consummate the Merger at the Effective Time. Following the Effective Time, the separate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation in the Merger (the “Surviving Company”).

(ii) At the Closing, the parties hereto shall (i) cause a certificate of merger, in a form reasonably satisfactory to the Company and MEOA (the “DE Certificate of Merger”), to be executed and filed with the Secretary of State of the State of Delaware and (ii) cause a certificate of merger, in a form

Annex A-1-16

reasonably satisfactory to the Company and MEOA (the “NV Certificate of Merger” and, together with the DE Certificate of Merger, the “Certificates of Merger”), to be executed and filed with the Secretary of State of the State of Nevada. The Merger shall become effective on the date and time as is agreed by MEOA and the Company and specified in the Certificates of Merger (the time the Merger becomes effective being referred to herein as the “Effective Time”).

(iii) The Merger shall have the effects set forth in Section 259 of the DGCL and Section 92A.250 of the NRS. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the assets, properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations and duties of the Surviving Company, in each case, in accordance with the DGCL and the NRS, as applicable.

(iv) At the Effective Time, subject to Section 5.15, (A) each MEOA Class A Share and each MEOA Class B Share that is issued and outstanding immediately prior to the Merger shall become one share of common stock, par value $0.0001 per share, of MEOA, and (B) the Governing Documents (including the certificate of incorporation) of the Surviving Company shall be amended so that the Governing Documents of Merger Sub shall be the Governing Documents of the Surviving Company, in each case, until thereafter changed or amended as provided therein or by applicable Law.

(v) At the Effective Time, Arthur L. Smith, Craig K. Clement, Maxwell Polinsky, R. Greg Smith and Shawn D. Rochester shall become the directors of each of MEOA and of the Surviving Company, Arthur L. Smith shall become the Chief Executive Officer of MEOA and of the Surviving Company, and Antonio Estrada Jr. shall become the Chief Financial Officer of MEOA and of the Surviving Company, each to hold office in accordance with the Governing Documents of MEOA and the Surviving Company, as applicable, until such director’s or officer’s successor is duly elected or appointed and qualified, or until the earlier of their death, resignation or removal. In addition, at the Effective Time, MEOA shall form a strategic advisory committee, of which one member shall be appointed by the Sponsor. For the avoidance of doubt, (A) the Sponsor shall have the right to designate the one additional director, and (B) the directors who shall become directors of MEOA and of the Surviving Company at the Effective Time shall have sufficient characteristics and attributes, both individually and collectively, so as to satisfy the board and committee requirements as per the rules and regulations of Nasdaq.

(vi) At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically cancelled and extinguished and converted into one share of common stock, par value $0.0001, of the Surviving Company.

(vii) At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, each Company Share (other than the Company Shares cancelled and extinguished pursuant to Section 2.1(a)(viii)) issued and outstanding as of immediately prior to the Effective Time shall be automatically canceled and extinguished and converted into the right to receive that number of MEOA Shares as is equal to the product obtained by multiplying (A) the Exchange Ratio by (B) 1; provided, however, that any Company Shares that are Restricted Shares shall be converted into restricted MEOA Shares, subject to the same vesting, transfer and other restrictions as the applicable Restricted Shares. A Company Stockholder may obtain the Transaction Share Consideration into which his, her or its Company Shares have been converted by following the requirements contemplated by Section 2.4. From and after the Effective Time, each Company Stockholder’s certificates (the “Certificates”), evidencing ownership of the Company Shares and the Company Shares held in book-entry form issued and outstanding immediately prior to the Effective Time shall each cease to have any rights with respect to such Company Shares except as otherwise expressly provided for herein or under applicable Law.

(viii) At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, each Company Share held immediately prior to the Effective Time by the Company as treasury stock shall be automatically canceled and extinguished, and no consideration shall be paid with respect thereto.

Annex A-1-17

(ix) In connection with the Merger, the certificate of incorporation, substantially in the form attached hereto as Exhibit D (the “MEOA Certificate of Incorporation”), and the bylaws, substantially in the form attached hereto as Exhibit E (the “MEOA Bylaws”), shall become the Governing Documents of MEOA, and MEOA’s name shall be changed to “Verve Technologies Corporation”.

(b) Company Options.

(i) At the Effective Time, by virtue of the Merger and without any action of any Party or any other Person, the Company Equity Plans and each Vested Company Option and Unvested Company Option shall be assumed by MEOA, except that following the Effective Time each Vested Company Option and Unvested Company Option shall cease to represent the right to purchase Company Shares and shall thereafter be exercisable for MEOA Shares (each, a “Rollover Option”) in an amount, at an exercise price and subject to such terms and conditions, in each case, as set forth on the Allocation Schedule to be delivered in accordance with Section 2.3. Each Rollover Option shall be subject to the same terms and conditions (including applicable vesting, expiration and forfeiture provisions) that applied to the corresponding Company Option immediately prior to the Effective Time, except for (i) terms (A) rendered inoperative by reason of the transactions contemplated by this Agreement (including any anti-dilution or other similar provisions that adjust the number of underlying shares that could become exercisable subject to the options or the exercise price therefor) or (B) to the extent they conflict with the Adopted Incentive Equity Plans and (ii) such other immaterial administrative or ministerial changes as the MEOA Board (or the compensation committee of the MEOA Board) may determine in good faith are appropriate to effectuate the administration of the Rollover Options; it being understood that the MEOA Board shall have no authority pursuant to the foregoing clause (ii) to adopt or make any such changes, and the Company Board shall have no obligation to adopt such changes pursuant to Section 2.1(b)(ii), to the extent that such changes are materially adverse to the holders thereof vis-à-vis the rights of such holders with respect to the Vested Company Options and the Unvested Company Options, in each case without consent of such holders.

(ii) The treatment of the Company Options specified in this Section 2.1(b) will be subject to such modifications, if any, as are required to cause the conversion to be made in a manner consistent with the requirements of Treasury Regulation Section 1.409A-1(b)(5)(v)(D) and, as applicable, Section 424 of the Code. Prior to the Effective Time, the Company Board (or appropriate committee thereof) shall pass resolutions and take such other actions as are necessary to provide for the treatment of the Company Options as contemplated by this Section 2.1.

(c) Company Warrants. At the Effective Time, by virtue of the Merger and without any action of any Party or any other Person, each Company Warrant shall cease to represent the right to purchase Company Shares and shall be canceled in exchange for a warrant to purchase MEOA Shares (each, a “Rollover Warrant”) in an amount, at an exercise price and subject to such terms and conditions, in each case, as set forth on the Allocation Schedule. Each Rollover Warrant shall be subject to the same terms and conditions that applied to the corresponding Company Warrant immediately prior to the Effective Time, except for (i) terms rendered inoperative by reason of the transactions contemplated by this Agreement (including any anti-dilution or other similar provisions that adjust the number of underlying shares that could become exercisable subject to the warrants or the exercise price therefor) and (ii) such other immaterial administrative or ministerial changes as the MEOA Board (or the compensation committee of the MEOA Board) may determine in good faith are appropriate to effectuate the administration of the Rollover Warrants.

(d) Company Equity Plans. Prior to the Closing, the Company shall take, or cause to be taken, all necessary or appropriate actions under the Company Equity Plans (and the underlying grant, award or similar agreements) or otherwise to give effect to the provisions of this Section 2.1.

Section 2.2 Closing of the Transactions Contemplated by this Agreement. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place electronically by exchange of the closing deliverables by the means provided in Section 8.11 as promptly as reasonably practicable, but in no event later than the third Business Day, following the satisfaction (or, to the extent permitted by applicable Law, waiver) of the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions) (the “Closing Date”) or at such other place, date and/or time as MEOA and the Company may mutually agree in writing.

Annex A-1-18

Section 2.3 Allocation Schedule. No later than five Business Days prior to the Closing Date, the Company shall deliver to MEOA an allocation schedule (the “Allocation Schedule”) setting forth:

(a) the number of Company Shares, including Restricted Shares, held by each Company Stockholder, the number of Company Shares subject to each Company Option held by each holder thereof, as well as whether each such Company Option will be a Vested Company Option or an Unvested Company Option as of immediately prior to the Effective Time, the number of Company Warrants held by each holder thereof and, in the case of the Company Options and Company Warrants, the exercise price thereof, the number of Company Shares held by each Company Stockholder upon conversion of the Company Series B Preferred Stock into Company Shares immediately prior to the Closing, the number of Restricted Shares held by each Company Stockholder pursuant to the exchange of the Company Series C Preferred Stock into Restricted Shares, and the number of Company Shares that would be held by each Company Stockholder upon conversion of the Company Series A Preferred Stock into Company Shares assuming that the shares of Company Series A Preferred Stock would have been converted into Company Shares immediately prior to the Closing;

(b) the number of MEOA Shares that will be subject to each Rollover Option and Rollover Warrant, the exercise price thereof at the Effective Time, as well as the exchange ratio on which such calculations are based (which shall, for the avoidance of doubt, be the same exchange ratio for each calculation pursuant to this clause (b));

(c) the number of MEOA Shares that will be included in the Rollover Series A Preferred Stock Amount and the number of MEOA Shares that will be included in the Rollover Note Amount; and

(d) the portion of the Transaction Share Consideration allocated to each Company Stockholder.

The Company will review any comments to the Allocation Schedule provided by MEOA or any of its authorized Representatives and consider in good faith all reasonable comments on the final Allocation Schedule. Notwithstanding the foregoing or anything to the contrary herein, (A) the aggregate number of MEOA Shares that each Company Stockholder will have a right to receive pursuant to Section 2.1(a)(vii) will be rounded down to the nearest whole share, (B) in no event shall the aggregate number of MEOA Shares set forth on the Allocation Schedule that are allocated in respect of Company Shares exceed or be less than the Transaction Share Consideration, (C) in no event shall the aggregate number of MEOA Shares set forth on the Allocation Schedule that are allocated in respect of Vested Company Options exceed or be less than the Rollover Vested Option Amount, (D) in no event shall the aggregate number of MEOA Shares set forth on the Allocation Schedule that are allocated in respect of Company Warrants exceed or be less than the Rollover Warrant Amount, (E) in no event shall the aggregate number of MEOA Shares set forth on the Allocation Schedule that are allocated in respect of the Rollover Company Series A Preferred Stock Amount set forth on the Allocation Schedule exceed or be less than the Rollover Company Series A Preferred Stock Amount, (F) in no event shall the aggregate number of MEOA Shares set forth on the Allocation Schedule that are allocated in respect of the Rollover Note Amount exceed or be less than the Rollover Note Amount, (G) in no event shall the Allocation Schedule (or the calculations or determinations therein) breach, as applicable, any applicable Law, the Governing Documents of the Company, the Company Equity Plans or any other Contract to which the Company is a party or bound (taking into account, for the avoidance of doubt, any actions taken by the Company pursuant to Section 2.1(e)), or fail to take into account the exercise price and other terms of the Company Options and Company Warrants, and (H) in no event shall the number of MEOA Shares that will be subject to the Rollover Options corresponding to the Unvested Company Options exceed the Rollover Unvested Option Amount. The Parties acknowledge and agree that MEOA may rely exclusively (without any independent inquiry or investigation and without any liability) on the Allocation Schedule as setting forth a true, complete and accurate listing of all amounts required to be specified in this Section 2.3.

Section 2.4 Deliverables.

(a) As promptly as reasonably practicable following the date of this Agreement, but in no event later than 10 Business Days prior to the Closing Date, MEOA shall appoint Continental (or its applicable Affiliate thereof) as the exchange agent (the “Exchange Agent”) and enter into an exchange agent agreement with the Exchange Agent for the purpose of exchanging Certificates, if any, representing the Company Shares and each Company Share held in book-entry form on the stock transfer books of the Company immediately prior to the Effective Time, in either case, for the portion of the Transaction Share Consideration issuable in respect of such Company Shares pursuant to Section 2.1(a)(vii) and on the terms and subject to the other conditions set forth in

Annex A-1-19

this Agreement. Notwithstanding the foregoing or anything to the contrary herein, in the event that Continental is unable or unwilling to serve as the Exchange Agent, then MEOA and the Company shall, as promptly as reasonably practicable thereafter, but in no event later than the Closing Date, mutually agree upon an exchange agent (in either case, such agreement not to be unreasonably withheld, conditioned or delayed), MEOA shall appoint and enter into an exchange agent agreement with such exchange agent, who shall for all purposes under this Agreement constitute the Exchange Agent and each of MEOA and the Company shall mutually agree to any changes to the Letter of Transmittal in order to satisfy any requirements of such exchange agent (in either case, such agreement not to be unreasonably withheld, conditioned or delayed).

(b) At least three Business Days prior to the Closing Date, the Company shall mail or otherwise deliver, or shall cause to be mailed or otherwise delivered, to the Company Stockholders a Letter of Transmittal.

(c) At the Effective Time, MEOA shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the Company Stockholders and for exchange in accordance with this Section 2.4 through the Exchange Agent, evidence of MEOA Shares in book-entry form representing the portion of the Transaction Share Consideration issuable pursuant to Section 2.1(a)(vii) in exchange for the Company Shares outstanding immediately prior to the Effective Time. All shares in book-entry form representing the portion of the Transaction Share Consideration issuable pursuant to Section 2.1(a)(vii) deposited with the Exchange Agent shall be referred to in this Agreement as the “Exchange Fund”.

(d) Each Company Stockholder whose Company Shares have been converted into a portion of the Transaction Share Consideration pursuant to Section 2.1(a)(vii) shall receive the portion of the Transaction Share Consideration to which he, she or it is entitled on the date provided in Section 2.4(e) upon (i) in the case of Company Shares held in certificated form, surrender of a Certificate (or affidavit of loss in lieu thereof in the form required by the Letter of Transmittal), together with the delivery of a properly completed and duly executed Letter of Transmittal (including, for the avoidance of doubt, any documents or agreements required by the Letter of Transmittal), to the Exchange Agent or (ii) in the case of Company Shares held in book-entry form or Company Warrants, delivery of a properly completed and duly executed Letter of Transmittal (including, for the avoidance of doubt, any documents or agreements required by the Letter of Transmittal), to the Exchange Agent.

(e) If a properly completed and duly executed Letter of Transmittal, together with any Certificates (or affidavit of loss in lieu thereof in the form required by the Letter of Transmittal), if any, is delivered to the Exchange Agent in accordance with Section 2.4(d) (i) at least one Business Day prior to the Closing Date, then MEOA and the Company shall take all necessary actions to reflect the issuance of the applicable portion of the Transaction Share Consideration the applicable Company Stockholder in book-entry form on the Closing Date, or (ii) less than one Business Day prior to the Closing Date, then MEOA and the Company (or the Surviving Company) shall take all necessary actions to reflect the issuance of the applicable portion of the Transaction Share Consideration to the Company Stockholder in book-entry form within two Business Days after such delivery.

(f) If any portion of the Transaction Share Consideration is to be issued to a Person other than the Company Stockholder in whose name the surrendered Certificate or the transferred Company Share in book-entry form is registered, the issuance of the applicable portion of the Transaction Share Consideration shall not be reflected unless (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Company Share in book-entry form shall be properly transferred and (ii) the Person requesting such consideration pay to the Exchange Agent any transfer Taxes required as a result of such consideration being issued to a Person other than the registered holder of such Certificate or Company Share in book-entry form or establish to the satisfaction of the Exchange Agent that such transfer Taxes have been paid or are not payable.

(g) No interest will be paid or accrued on the Transaction Share Consideration (or any portion thereof). From and after the Effective Time, until the applicable portion of the Transaction Share Consideration is obtained by the applicable Company Stockholders in accordance with this Section 2.4, each Company Share (other than, for the avoidance of doubt, the Company Shares cancelled and extinguished pursuant to Section 2.1(a)(viii)) shall solely represent the right to receive the MEOA Common Stock to which such Company Share is entitled to receive pursuant to this Agreement.

Annex A-1-20

(h) At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no transfers of Company Shares that were outstanding immediately prior to the Effective Time.

(i) Any portion of the Exchange Fund not obtained by the Company Stockholders 12 months following the Closing Date shall be delivered to MEOA or as otherwise instructed by MEOA, and any Company Stockholder who has not obtained the applicable portion of the Transaction Share Consideration in accordance with this Section 2.4 prior to that time shall thereafter look only to MEOA for such portion of the Transaction Share Consideration, without any interest thereon. None of MEOA, the Surviving Company or any of their respective Affiliates shall be liable to any Person in respect of any consideration delivered to a public official pursuant to any applicable abandoned property, unclaimed property, escheat, or similar Law. Any portion of the Transaction Share Consideration not obtained by the Company Stockholders immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Law, the property of MEOA free and clear of any claims or interest of any Person previously entitled thereto.

Section 2.5 Withholding. MEOA, the Group Companies, and the Exchange Agent shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any consideration payable pursuant to this Agreement such amounts as are required or permitted to be deducted and withheld under applicable Tax Law and to the extent that any consideration paid or issued pursuant to Section 2.1 is compensatory in nature, such consideration shall be subject to the Company’s standard payroll procedures. To the extent that amounts are so withheld and timely remitted to the applicable Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. The Parties shall cooperate in good faith to eliminate or reduce any such deduction or withholding (including through the request and provision of any statements, forms or other documents to reduce or eliminate any such deduction or withholding).

Article 3
REPRESENTATIONS AND WARRANTIES RELATING
TO THE GROUP COMPANIES

(a) Subject to Section 8.8, except as set forth in the Company Disclosure Schedules, or (b) except as set forth in any Company SEC Report (excluding any disclosures in any “risk factors” section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimers and other disclosures that are generally cautionary, predictive or forward-looking in nature), the Company hereby represents and warrants to the MEOA Parties as follows:

Section 3.1 Organization and Qualification.

(a) Each Group Company is a corporation, limited liability company or other applicable business entity duly organized or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of formation or organization (as applicable). Section 3.1(a) of the Company Disclosure Schedules sets forth the jurisdiction of formation or organization (as applicable) for each Group Company. Each Group Company has the requisite corporate, limited liability company or other applicable business entity power and authority to own, lease and operate its properties and to carry on its businesses as presently conducted, except where the failure to have such power or authority could not reasonably be expected to have a Company Material Adverse Effect.

(b) True and complete copies of the Governing Documents of the Company have been made available to MEOA, in each case, as amended and in effect as of the date of this Agreement. The Governing Documents of the Company are in full force and effect, and the Company is not in breach or violation of any provision set forth in its Governing Documents.

(c) Each Group Company is duly qualified or licensed to transact business and is in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) in each jurisdiction in which the property and assets owned, leased or operated by it, or the nature of the business conducted by it, makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing could not reasonably be expected to have a Company Material Adverse Effect.

Annex A-1-21

Section 3.2 Capitalization of the Group Companies.

(a) Section 3.2(a) of the Company Disclosure Schedules sets forth a true and complete statement as of the date of this Agreement of (i) the number and class or series (as applicable) of all of the Equity Securities of the Company issued and outstanding, (ii) the identity of the Persons that are the record owners thereof, (iii) with respect to each Company Option, (A) the date of grant, (B) the exercise price, (C) the expiration date, (D) any applicable vesting schedule (including acceleration provisions), (E) the number of Company Shares subject to the Company Option on the date of grant, and (F) the number of Company Shares subject to the Company Option as of the date of this Agreement, (iv) with respect to each Company Warrant, (A) the date of issuance, (B) any applicable exercise (or similar) price, (C) the expiration date, (D) any applicable vesting schedule (including acceleration provisions), (E) the number of Company Shares subject to the Company Warrant on the date of issuance, and (F) the number of Company Shares subject to the Company Warrant as of the date of this Agreement, (v) with respect to each convertible promissory note of the Company, (A) the date of issuance, (B) any applicable conversion price, (C) the maturity date, and (D) the number of Company Shares issuable upon conversion of such convertible promissory note, and (vi) with respect to each Restricted Share, (A) the date of grant, (B) any applicable vesting schedule (including acceleration provisions), and (C) whether the recipient has made an election under Section 83(b) of the Code. All of the Equity Securities of the Company have been duly authorized and validly issued. All of the outstanding Company Shares are fully paid and non-assessable. The Equity Securities of the Company (1) were not issued in violation of the Governing Documents of the Company or any other Contract to which the Company is party or bound, (2) were not issued in violation of any preemptive rights, call option, right of first refusal or first offer, subscription rights, transfer restrictions or similar rights of any Person, and (3) have been offered, sold and issued in material compliance with applicable Law, including Securities Laws. Except for the Company Options and Company Warrants set forth on Section 3.2(a) of the Company Disclosure Schedules or the Company Options either permitted by Section 5.1(b) or issued, granted or entered into in accordance with Section 5.1(b), the Company has no outstanding (x) equity appreciation, phantom equity or profit participation rights, or (y) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of the Company.

(b) The issued and outstanding Equity Securities of the Company are free and clear of all Liens imposed by the Company (other than transfer restrictions under applicable Securities Law). There are no voting trusts, proxies or other Contracts to which the Company is a party with respect to the voting or transfer of the Company’s Equity Securities.

(c) Section 3.2(c) of the Company Disclosure Schedules sets forth a true and complete statement of (i) the number and class or series (as applicable) of all of the Equity Securities of each Subsidiary of the Company issued and outstanding and (ii) the identity of the Persons that are the record and beneficial owners thereof. Except as set forth in Section 3.2(a) of the Company Disclosure Schedules, there are no outstanding (A) equity appreciation, phantom equity, or profit participation rights or (B) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require any Subsidiary of the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of the Subsidiaries of the Company, or (C) voting trusts, proxies or other Contracts with respect to the voting or transfer of any Equity Securities of any Subsidiary of the Company.

(d) Except as set forth in Section 3.2(d) of the Company Disclosure Schedules, none of the Group Companies owns or holds (of record, beneficially, legally or otherwise), directly or indirectly, any Equity Securities in any other Person or the right to acquire any such Equity Security, and none of the Group Companies are a partner or member of any partnership, limited liability company or joint venture.

(e) Section 3.2(e) of the Company Disclosure Schedules sets forth a list of all Indebtedness of the Group Companies as of the date of this Agreement, including the principal amount of such Indebtedness, the outstanding balance as of the date of this Agreement, and the debtor and the creditor thereof.

Annex A-1-22

(f) Section 3.2(f) of the Company Disclosure Schedules sets forth a list of all Change of Control Payments of the Group Companies.

(g) Each Company Equity Award was granted in compliance in all material respects with all applicable Laws and all of the terms and conditions of the applicable Company Equity Plan, and each Company Option has an exercise price per share that is equal to or greater than the fair market value of a Company Share on the date of such grant determined in a manner consistent with Section 409A of the Code.

Section 3.3 Authority. The Company has the requisite corporate, limited liability company or other similar power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or will be a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. Subject to the receipt of the Company Stockholder Approval, the execution and delivery of this Agreement, the Ancillary Documents to which the Company is or will be a party and the consummation of the transactions contemplated hereby and thereby have been (or, in the case of any Ancillary Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary corporate (or other similar) action on the part of the Company. This Agreement and each Ancillary Document to which the Company is or will be a party has been or will be, upon execution thereof, as applicable, duly and validly executed and delivered by the Company and constitutes or will constitute, upon execution and delivery thereof, as applicable, a valid, legal and binding agreement of the Company (assuming that this Agreement and the Ancillary Documents to which the Company is or will be a party are or will be upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party thereto), enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity). The Company Stockholders set forth on Schedule I attached hereto, who will deliver Transaction Support Agreements on the date of this Agreement, constitute as of the date of this Agreement, and will constitute (including through their heirs, successors and assigns, if any) on the record date of the Company Stockholders Meeting, the holders of a sufficient amount of the voting power of the Company that will be present at the Company Stockholders Meeting to approve the execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby (including, without limitation, the Merger), including on a fully diluted basis assuming the conversion or exercise of all securities of the Company that are or that may be converted or exercised at or prior to the Closing.

Section 3.4 Company SEC Filings. Except as set forth in Section 3.4 of the Company Disclosure Schedules, the Company has timely filed or furnished all statements, forms, reports and documents required to be filed or furnished by it prior to the date of this Agreement with the SEC pursuant to Federal Securities Laws since January 1, 2017 (collectively, and together with any information incorporated therein by reference, and as they have been supplemented, modified or amended since the time of filing, the “Company SEC Reports”). Each of the Company SEC Reports, as of their respective dates of filing, and as of the date of any amendment or filing that superseded the initial filing, complied in all material respects with the applicable requirements of the Federal Securities Laws. As of their respective dates of filing, the Company SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in any comment letters received from the SEC with respect to the Company SEC Reports.

Section 3.5 Internal Control; Quotation.

(a) Except as set forth in Section 3.5(a) of the Company Disclosure Schedules and except as is not required in reliance on exemptions from various reporting requirements by virtue of the Company’s status as an “emerging growth company” as defined in Rule 12b-2 under the Exchange Act or a “smaller reporting company” as defined in Rule 12b-2 under the Exchange Act, since July 31, 2002, to the extent required under the Federal Securities Laws, (i) the Company has established and maintained a system of internal control over financial reporting (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with GAAP, and that: (a) all transactions by or with the Group Companies are executed in accordance with management’s authorizations; and (b) all transactions by or with the Group Companies are recorded as necessary to permit the preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for the Group Companies’ assets and liabilities, and (ii) the Company has established and maintained disclosure controls and procedures (as defined

Annex A-1-23

in Rule 13a-15 and Rule 15d-15 under the Exchange Act) designed to ensure that material information relating to the Group Companies is made known to the management of the Company by others within those entities as appropriate to allow timely decisions regarding required disclosure.

(b) The Company has complied in all material respects with all applicable reporting rules of the OTC Markets Group applicable with respect to its OTCQB Venture Market. The class of securities representing issued and outstanding Company Shares is registered pursuant to Section 12(g) of the Exchange Act and is quoted on the OTCQB. There is no Proceeding pending or, to the knowledge of the Company, threatened against the Company by OTC Markets Group or the SEC with respect to any intention by such entity to deregister the Company Shares or prohibit or terminate the quotation of the Company Shares on the OTCQB. The Company has not taken any action that is designed to terminate the registration of the Company Shares under the Exchange Act.

(c) The Company maintains and, for all periods covered by the Financial Statements, has maintained, books and records of the Company in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets and liabilities of the Company in all material respects.

(d) To the Company’s knowledge, no Group Company has received any written complaint, allegation, assertion or claim that, as alleged therein, would constitute (i) a “significant deficiency” in the Company’s internal control over financial reporting, (ii) a “material weakness” in the Company’s internal control over financial reporting, or (iii) fraud, whether or not material, that involves management or other employees of any Group Company who have a significant role in the Company’s internal control over financial reporting.

Section 3.6 Financial Statements; Undisclosed Liabilities.

(a) The Company has made available to MEOA a true and complete copy of (i) the audited consolidated balance sheets of the Company as of July 31, 2021 and July 31, 2020, and the related audited consolidated statements of operations, stockholders’ deficit and cash flows of the Company for the years then ended (collectively, the “Company Audited Financial Statements”) and (ii) the unaudited consolidated balance sheets of the Company as of April 30, 2022 and July 31, 2021 (the balance sheet as of April 30, 2022, the “Latest Balance Sheet”) and the related unaudited consolidated statements of operations of the Company for the three-month and nine-month periods then ended, consolidated statements of stockholders’ deficit of the Company for the nine-month period then ended, and consolidated statements of cash flows of the Company for the nine-month period then ended (collectively, the “Unaudited Financial Statements”, and, together with the Company Audited Financial Statements, the “Financial Statements”). Each of the Financial Statements (including the notes thereto) (A) was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), (B) fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of the Company as at the date thereof and for the period indicated therein, except as otherwise specifically noted therein, (C) in the case of the Financial Statements described in clause (i) of the preceding sentence, were audited in accordance with the standards of the PCAOB and (D) comply in all material respects with the applicable accounting requirements and with the applicable rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X).

(b) Except (i) as set forth on the face of the Latest Balance Sheet, (ii) for Liabilities incurred in the ordinary course of business since the date of the Latest Balance Sheet (none of which is a Liability for breach of contract, breach of warranty, tort, infringement or violation of Law), (iii) for Liabilities incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of their respective covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, (iv) for executory obligations under contracts to which any member of the Group Companies is a party (other than Liabilities for breach thereof), and (v) for Liabilities that are not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole, no Group Company has any Liabilities of the type required to be set forth on a balance sheet in accordance with GAAP.

Annex A-1-24

(c) The PPP Loan was forgiven in full on April 15, 2021 and May 13, 2021 and as of the date hereof, no Group Company is subject to any further obligations or liabilities thereunder. The Company’s application for the PPP Loan and application for forgiveness thereof, including all representations and/or certifications contained therein, including representations and certifications as to the Company’s need to obtain the PPP Loan, was true, correct and complete in all material respects and was otherwise completed in accordance in all material respects with the rules and regulations of the PPP Program. The Company was an “eligible recipient” under the CARES Act and the PPP Program. The Company used the proceeds of the PPP Loan solely for the purposes permitted by the CARES Act and the PPP Program. Except for the PPP Loan, the Company has not applied for or accepted (i) any loan pursuant to the PPP Program, (ii) any funds pursuant to the Economic Injury Disaster Loan program or an advance on an Economic Injury Disaster Loan pursuant to Section 1110 of the CARES Act, or (iii) any loan or funds from applicable Law enacted by any Governmental Entity in response to the COVID-19 pandemic.

Section 3.7 Consents and Requisite Governmental Approvals; No Violations.

(a) Except as set forth on Section 3.7(a) of the Company Disclosure Schedules, no consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of the Company with respect to the Company’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which the Company is or will be party or the consummation of the transactions contemplated by this Agreement or by the Ancillary Documents, except for (i) compliance with and filings under the HSR Act, (ii) the filing with the SEC of (A) the Registration Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, (iii) filing of the Certificates of Merger, or (iv) any other consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not have a Company Material Adverse Effect.

(b) Except as set forth on Section 3.7(b) of the Company Disclosure Schedules, neither the execution, delivery or performance by the Company of this Agreement nor the Ancillary Documents to which the Company is or will be a party nor the consummation of the transactions contemplated hereby or thereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in any breach of any provision of the Company’s Governing Documents, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of (A) any Contract to which any Group Company is a party or (B) any Material Permits, (iii) violate, or constitute a breach under, any Order or applicable Law to which any Group Company or any of its properties or assets are bound, or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) or Equity Securities of any Group Company, except, in the case of any of clauses (ii) through (iv) above, as would not have a Company Material Adverse Effect.

Section 3.8 Permits. Section 3.8 of the Company Disclosure Schedules contains a complete listing of all Permits that are necessary to own and operate the business of the Group Companies as presently conducted and each of the Group Companies has all Permits that are required to own, lease or operate its properties and assets and to conduct its business as currently conducted, except for such Permits that are not, individually or in the aggregate, material to the Group Companies, taken as a whole (the “Material Permits”). Except as is not could not reasonably be expected to be material to the Group Companies, taken as a whole, (i) to the Company’s knowledge, each Material Permit is in full force and effect in accordance with its terms, (ii) no written notice of revocation, cancellation or termination of any Material Permit has been received by the Group Companies, and (iii) there are, and have been, no Proceedings pending or, to the Company’s knowledge, threatened relating to the suspension, revocation or material and adverse modification of any of such Material Permit. Except as set forth on Section 3.8 of the Company Disclosure Schedules, neither the execution, delivery or performance by the Company of this Agreement nor the Ancillary Documents to which the Company is or will be a party nor the consummation of the transactions contemplated hereby or thereby will, directly or indirectly, require the provision of any notice to any Governmental Entity or the approval of any Material Permit for the continued conduct of the business of the Group Companies as currently conducted.

Annex A-1-25

Section 3.9 Material Contracts.

(a) Section 3.9(a) of the Company Disclosure Schedules sets forth a list of the following Contracts to which a Group Company is, as of the date of this Agreement, a party (each Contract required to be set forth on Section 3.9(a) of the Company Disclosure Schedules, together with each of the Contracts entered into after the date of this Agreement that would be required to be set forth on Section 3.9(a) of the Company Disclosure Schedules if entered into prior to the execution and delivery of this Agreement, collectively, the “Material Contracts”):

(i) any Contract relating to Indebtedness of any Group Company or to the placing of a Lien (other than any Permitted Lien) on any assets or properties of any Group Company, in each case, other than ordinary course trade payables;

(ii) any Contract under which any Group Company is lessee of or holds, in each case, any tangible property (other than real property), owned by any other Person;

(iii) any Contract under which any Group Company is lessor of or permits any third party to hold or operate, in each case, any tangible property (other than real property), owned or controlled by such Group Company;

(iv) any (A) joint venture, profit-sharing, partnership, collaboration, co-promotion, commercialization or research or development Contract and (B) any Contract with respect to material Company Licensed Intellectual Property (other than (I) any Contract of the type described in Section 3.15(c)(i), (II) licenses to Off-the-Shelf Software, (III) licenses to Public Software, and (IV) non-disclosure agreements and licenses granted by employees, individual consultants or individual contractors of any Group Company pursuant to Contracts with employees, individual consultants or individual contractors);

(v) any Contract that (A) limits or purports to limit, in any material respect, the freedom of any Group Company to engage or compete in any line of business or with any Person or in any area or that would so limit or purport to limit, in any material respect, the operations of MEOA or any of its Affiliates after the Closing, (B) contains any exclusivity, “most favored nation” or similar provisions, obligations or restrictions or (C) contains any other provisions restricting or purporting to restrict the ability of any Group Company to sell, manufacture, develop, commercialize, test or research products, directly or indirectly through third parties, or to solicit any potential employee or customer in any material respect or that would so limit or purports to limit, in any material respect, MEOA or any of its Affiliates after the Closing;

(vi) any Contract requiring any future capital commitment or capital expenditure (or series of capital expenditures) by any Group Company in an amount in excess of (A) $100,000 annually, or (B) $100,000 over the life of the agreement;

(vii) any Contract requiring any Group Company to guarantee the Liabilities of any Person (other than the Company or a Subsidiary) or pursuant to which any Person (other than the Company or a Subsidiary) has guaranteed the Liabilities of a Group Company;

(viii) any Contract under which any Group Company has, directly or indirectly, made or agreed to make any loan, advance, or assignment of payment to any Person or made any capital contribution to, or other investment in, any Person;

(ix) any Contract required to be disclosed on Section 3.21 of the Company Disclosure Schedules;

(x) any Contract with any Person under which any Group Company grants to any Person any right of first refusal, right of first negotiation, option to purchase, option to license or any other similar rights with respect to any Company Product or any Intellectual Property Rights;

(xi) any Contract governing the terms of, or otherwise related to, the employment, engagement or services of any current director, manager, officer, employee, or Contingent Worker of a Group Company (A) whose annual base salary (or, in the case of a Contingent Worker, actual or anticipated annual base compensation) is in excess of $100,000, or (B) that provides for severance or any other post-termination payments or benefits;

Annex A-1-26

(xii) any Contract governing the terms of, or otherwise related to, the employment, engagement or services of any former director, manager, officer, employee, or Contingent Worker of a Group Company pursuant to which any Group Company, as of the Closing, has or will have an obligation to pay severance or other post-termination pay;

(xiii) any Contract providing for any Change of Control Payment of the type described in clause (a) of the definition thereof;

(xiv) any collective bargaining agreements and any other agreements executed with a union or similar organization;

(xv) any Contract for the disposition of any portion of the assets or business of any Group Company or for the acquisition by any Group Company of the assets or business of any other Person (other than acquisitions or dispositions made in the ordinary course of business), or under which any Group Company has any continuing obligation with respect to an “earn-out”, contingent purchase price or other contingent or deferred payment obligation;

(xvi) any Contract for the settlement or conciliation of a prior Proceeding or other dispute with a third party (A) the performance of which would be reasonably likely to involve any payments after the date of this Agreement, (B) with a Governmental Entity, or (C) that imposes or is reasonably likely to impose, at any time in the future, any material, non-monetary obligations on any Group Company (or MEOA or any of its Affiliates after the Closing);

(xvii) any Contract with any (x) Material Customer or (y) Material Supplier;

(xviii) any Contract with any Governmental Entity;

(xix) any Contract granting an exclusive or other material license in and to Company Licensed Intellectual Property, other than licenses for Off-the-Shelf Software;

(xx) any Contract granting an exclusive or other material license in and to any Company-Owned Intellectual Property, other than incidental licenses granted in the ordinary course of business; and

(xxi) any other Contract the performance of which requires either (A) annual payments to or from any Group Company in excess of $100,000 or (B) aggregate payments to or from any Group Company in excess of $100,000 over the life of the agreement and, in each case, that is not terminable by the applicable Group Company without penalty upon less than thirty (30) days’ prior written notice.

(b) (i) Each Material Contract is valid and binding on the applicable Group Company and, to the Company’s knowledge, the counterparties thereto, and is in full force and effect and enforceable in accordance with its terms against the applicable Group Company and, to the Company’s knowledge, the counterparties thereto (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity), (ii) the applicable Group Company and, to the Company’s knowledge, the counterparties thereto are not in material breach of, or default under, any Material Contract, and (iii) no event has occurred that (with or without due notice or lapse of time or both) could reasonably be expected to result in a material breach of, or default under, any Material Contract by the applicable Group Company or, to the Company’s knowledge, the counterparties thereto.

(c) Section 3.9(c) of the Company Disclosure Schedules sets forth a list of each of the Material Suppliers and the Material Customers. Since July 31, 2021, no such Material Supplier or Material Customer has canceled, terminated or materially and adversely altered its relationship with the Company, or to the Company’s knowledge, threatened in writing to cancel or terminate its relationship with the Company. There have been no material disputes between the Company and any Material Supplier or Material Customer since the date of the Latest Balance Sheet.

Section 3.10 Absence of Changes. During the period beginning on July 31, 2021 and ending on the date of this Agreement, (a) no Company Material Adverse Effect has occurred and (b) except as expressly contemplated by this Agreement, any Ancillary Document or in connection with the transactions contemplated hereby and thereby, (i) the

Annex A-1-27

Company has conducted its business in the ordinary course in all material respects and (ii) no Group Company has taken any action that would require the consent of MEOA if taken during the period from the date of this Agreement until the Closing pursuant to Section 5.1(b).

Section 3.11 Litigation. There is (and for the past three years there has been) no Proceeding pending or, to the Company’s knowledge, threatened against any Group Company that, if adversely decided or resolved, has been or could reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole. Neither the Group Companies nor any of their respective properties or assets is subject to any material Order. As of the date of this Agreement, there are no material Proceedings by a Group Company pending against any other Person.

Section 3.12 Compliance with Applicable Law. Each Group Company (a) currently conducts (and for the past three years, has conducted) its business in accordance with all Laws and Orders applicable to such Group Company and is not in violation of any such Law or Order, including those concerning any Group Company’s liability in the event of possible misuse of public funds granted by any Governmental Entity, and (b) has not received any written or to the Company’s knowledge, oral, communications from a Governmental Entity that alleges that such Group Company is not in compliance with any such Law or Order. Except as could not reasonably be expected to be material to any Group Company, without limiting the foregoing, no Group Company has violated or, to the Company’s knowledge, is under investigation with respect to, or have been threatened in writing or charged with or given notice of any violation of any provisions of: (i) Laws applicable to lending activities; (ii) the U.S. Foreign Corrupt Practices Act (FCPA); (iii) any comparable or similar Law of any jurisdiction; or (iv) any Law regulating or covering conduct in, or the nature of, the workplace, including regarding sexual harassment or, on any impermissible basis, a hostile work environment.

Section 3.13 Employee Benefit Plans.

(a) Section 3.13(a) of the Company Disclosure Schedules sets forth a true and complete list of (i) all Employee Benefit Plans (including, for each such Employee Benefit Plan, its jurisdiction) and (ii) all employee benefit plans sponsored by an entity other than the Company in which employees of the Group Companies participated during the three-year period prior to the date hereof.

(b) True, complete and correct copies of the following documents, with respect to each Employee Benefit Plan, where applicable, have previously been delivered or made available to MEOA: (i) all documents embodying or governing such Employee Benefit Plan (or for unwritten Employee Benefit Plans a written description of the material terms of such Employee Benefit Plan) and any funding medium for the Employee Benefit Plan; (ii) the most recent IRS determination, advisory or opinion letter; (iii) the most recently filed Form 5500; (iv) the most recent actuarial valuation report; (v) the most recent summary plan description and all summaries of material modifications thereto; (vi) the last three years of non-discrimination and compliance testing results; (vii) all non-routine written correspondence to and from any governmental agency; and (viii) all valuation reports with respect to Company Options.

(c) Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and has timely received a favorable determination or approval from the Internal Revenue Service with respect to such qualification, or may rely on an opinion or advisory letter issued by the Internal Revenue Service with respect to a prototype plan adopted in accordance with the requirements for such reliance, or has time remaining for application to the Internal Revenue Service for a determination of the qualified status of such Employee Benefit Plan for any period for which such Employee Benefit Plan would not otherwise be covered by an Internal Revenue Service determination and, to the knowledge of the Company, no event or omission has occurred that would reasonably be expected to cause any such Employee Benefit Plan to lose such qualification.

(d) Each Employee Benefit Plan is and has been established, operated and administered in all material respects in accordance with applicable Laws and with its terms, including without limitation ERISA, the Code and the Affordable Care Act. No Employee Benefit Plan is, or within the past three years has been, the subject of an application or filing under a government sponsored amnesty, voluntary compliance, or similar program, or been the subject of any self-correction under any such program. No litigation or governmental administrative proceeding, audit or other proceeding (other than those relating to routine claims for benefits) is pending or, to the knowledge of the Company, threatened with respect to any Employee Benefit Plan or any fiduciary or service provider thereof and, to the knowledge of the Company, there is no reasonable basis for any such litigation

Annex A-1-28

or proceeding. All payments and/or contributions required to have been made with respect to all Employee Benefit Plans either have been made or have been accrued in accordance with the terms of the applicable Employee Benefit Plan and applicable Law.

(e) Each Employee Benefit Plan that is a group health plan is, and at all times has been, in compliance in all material respects with the Patient Protection and Affordable Care Act and all regulations thereunder. No Group Company has been assessed, or is reasonably likely to be assessed, Liability for assessable payments under, or has incurred or is reasonably expected to incur or to be subject to any material Tax or other material penalty under Sections 4980H, 4980D, 4980B of the Code or Sections 6055 or 6056 of the Code.

(f) No Group Company nor any ERISA Affiliate has in the past three years maintained, contributed to, or been required to contribute to or had any liability (whether contingent or otherwise) or obligation (including on account of any ERISA Affiliate) with respect to: (i) any employee benefit plan that is or was subject to Title IV of ERISA, Section 412 of the Code, Section 302 of ERISA, (ii) a Multiemployer Plan, (iii) any funded welfare benefit plan within the meaning of Section 419 of the Code, (iv) any “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code), or (v) any “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA), and neither any Group Company nor any ERISA Affiliate has ever incurred any liability under Title IV of ERISA that has not been paid in full and no facts exist that would reasonably be likely to result in Liability to any Group Company with respect to any such plan.

(g) No Group Company nor any ERISA Affiliate provides health care or any other non-pension benefits to any employees after their employment is terminated (other than as required by Part 6 of Subtitle B of Title I of ERISA or similar Law), and no Group Company has ever formally promised to provide such post-termination benefits.

(h) Except as required by applicable Law, no Group Company has announced its intention to modify or terminate any Employee Benefit Plan or adopt any arrangement or program which, once established, would come within the definition of an Employee Benefit Plan.

(i) Each Employee Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder so that no payment under such Employee Benefit Plan will be subject to tax under Section 409A.

(j) Neither the execution and delivery of this Agreement, the stockholder approval of this Agreement nor the consummation of the transactions contemplated by this Agreement could be reasonably expected to (either alone or in combination with any other event) (i) result in, or cause the accelerated vesting payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any current or former director, manager, officer, employee, individual independent contractor or other service providers of any of the Group Companies, (ii) result in, or cause the accelerated vesting of any Company Options or Restricted Shares, (iii) further restrict any rights of the Group Companies to amend or terminate any Employee Benefit Plan, or (iv) result in any “parachute payment” as defined in Section 280G(b)(2) of the Code (whether or not such payment is considered to be reasonable compensation for services rendered).

(k) The Group Companies have no obligation to make any tax “gross-up” or similar “make whole” payments, whether under Sections 409A or 4999 of the Code or otherwise.

(l) Each Foreign Benefit Plan that is required to be registered or intended to be tax exempt has been registered (and, where applicable, accepted for registration) and is tax exempt and has been maintained in good standing, to the extent applicable, with each Governmental Entity. No Foreign Benefit Plan is a “defined benefit plan” (as defined in ERISA, whether or not subject to ERISA) or has any material unfunded or underfunded Liabilities. All material contributions required to have been made by or on behalf of the Group Companies with respect to plans or arrangements maintained or sponsored by a Group Company (including severance, termination notice, termination indemnities or other similar benefits maintained for employees outside of the U.S.) have been timely made or fully accrued.

Annex A-1-29

Section 3.14 Environmental Matters. Except as could not reasonably be expected to have a Company Material Adverse Effect:

(a) None of the Group Companies have received any written notice or communication from any Governmental Entity or any other Person regarding any actual, alleged, or potential violation in any respect of, or a failure to comply in any respect with, or Liability under, any applicable Environmental Laws.

(b) There is (and since August 1, 2019 there has been) no Proceeding pending or, to the Company’s knowledge, threatened in writing against any Group Company pursuant to applicable Environmental Laws.

(c) The Group Companies are in compliance with Environmental Laws. There has been no manufacture, release, treatment, storage, disposal, arrangement for disposal, transport or handling of, contamination by, or exposure of any Person to, any Hazardous Substances by the Group Companies in violation of, or which could reasonably be expected to give rise to Liability under, applicable Environmental Laws.

(d) The Group Companies are in compliance with and have all Permits required pursuant to applicable Environmental Laws with respect to the operation of the Business as currently conducted.

(e) The Group Companies have made available to MEOA copies of all material environmental, health and safety reports and documents that are in any Group Company’s possession or control relating to the current operations, properties or facilities of the Group Companies.

Section 3.15 Intellectual Property.

(a) Section 3.15(a) of the Company Disclosure Schedules sets forth a true and complete list of (i) all currently issued or pending Company Registered Intellectual Property, (ii) Company Party-owned Software other than Off-the-Shelf Software; (iii) Company Licensed Intellectual Property that constitutes an issued or pending application for Patent or Trademark owned, or purported to be owned, by or registered to a third party (each, a “Company Licensed Patent”), and (iv) unregistered Marks or Copyrights owned by any Group Company, in each case, as of the date of this Agreement. Section 3.15(a) of the Company Disclosure Schedules lists, for each item of Company Registered Intellectual Property and each Company Licensed Patent as of the date of this Agreement (A) the record owner of such item, (B) the jurisdictions in which such item has been issued or registered or filed, (C) the issuance, registration or application date, as applicable, for such item, (D) the issuance, registration or application number, as applicable, for such item, and (E) whether the Intellectual Property Rights covered by such an item arose from research and/or activities performed under a government (including US and foreign governments) research, educational institution, or other public funding contract.

(b) As of the date of this Agreement, all necessary fees and filings with respect to all Company Registered Intellectual Property have been timely submitted to the relevant intellectual property office or Governmental Entity and Internet domain name registrars to maintain such Company Registered Intellectual Property in full force and effect. As of the date of this Agreement, no issuance or registration obtained and no application filed by the Group Companies for any Intellectual Property Rights has been cancelled, abandoned, allowed to lapse or not renewed, except where such Group Company has, in its reasonable business judgment, decided to cancel, abandon, allow to lapse or not renew such issuance, registration or application. There are no material Proceedings pending, including litigations, interference, re-examination, inter parties review, reissue, opposition, nullity, or cancellation proceedings pending that relate to any of the Company Registered Intellectual Property and, to the Company’s knowledge, no such Proceedings are threatened by any Governmental Entity or any other Person.

(c) A Group Company exclusively owns all right, title and interest in and to all Company-Owned Intellectual Property free and clear of all Liens or obligations to others (other than Permitted Liens). For all Patents owned by the Group Companies, each inventor on the Patent has assigned their rights to a Group Company. Except as set forth in Section 3.15(c) of the Company Disclosure Schedules, no Group Company has (i) transferred ownership of, or granted any exclusive license with respect to, any Company-Owned Intellectual Property or Company Licensed Intellectual Property used or held for use in the business as currently conducted to any other Person, or (ii) granted any customer the right to use any Company Product or service on anything other than a non-exclusive basis. Section 3.15(c) of the Company Disclosure Schedule sets forth a list of all current licenses, sublicenses or other agreements, including covenants not to sue, under which any Person has been granted by any of the Group Companies any right or otherwise has received or acquired any right (whether or not exercisable) or interest in, any Company-Owned Intellectual Property or Company Licensed Intellectual Property, in each case,

Annex A-1-30

other than (A) licenses to Off-the-Shelf Software, (B) licenses to Public Software, (C) non-exclusive licenses granted by the Group Companies in the ordinary course of business, and (D) non-disclosure agreements granted by employees, individual consultants or individual contractors of any Group Company pursuant to Contracts with employees, individual consultants or individual contractors, in each case, that do not materially differ from the Group Companies’ form that has been made available to MEOA. The applicable Group Company has rights under all Contracts for Company Licensed Intellectual Property to use, sell, license and otherwise exploit, as the case may be, all Company Licensed Intellectual Property licensed pursuant to such Contracts as the same is currently used, sold, licensed and otherwise exploited by such Group Company. The Company-Owned Intellectual Property and the Company Licensed Intellectual Property constitute all of the Intellectual Property Rights owned, used or held for use by the Group Companies in the operation of their respective businesses, and all Intellectual Property Rights necessary and sufficient to enable the Group Companies to conduct their respective businesses as currently conducted. The Company Registered Intellectual Property and, to the knowledge of the Company, the Company Licensed Intellectual Property is valid, subsisting and enforceable (except for applications for Company Registered Intellectual Property that have not issued), and all of the Group Companies’ rights in and to the Company Registered Intellectual Property, the Company-Owned Intellectual Property and the Company Licensed Intellectual Property, are valid and enforceable, in each case, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity. Immediately following the Closing, each Group Company shall continue to own and possess or have the rights or licenses sufficient to use all of the Company-Owned Intellectual Property (including Company Software), Company Licensed Intellectual Property Licenses, and Company IT Systems to the same extent as prior to the Closing, and the transaction contemplated by this Agreement will not result in the loss or impairment of any Group Company’s rights therein.

(d) Each Group Company’s employees, consultants, advisors and independent contractors who independently or jointly contributed to or otherwise participated in the invention, improvement, modification or development of any material Company-Owned Intellectual Property (each such person, a “Creator”) have signed written agreements agreeing to maintain and protect the trade secrets and confidential information of all Group Companies. Each Creator has signed written agreements agreeing to a present assignment to such Group Company all Intellectual Property Rights invented, improved, modified or developed by such person in the course of such Creator’s employment or other engagement with such Group Company.

(e) Each Group Company has taken commercially reasonable steps to safeguard and maintain the secrecy of any trade secrets, know-how and other confidential information owned by, possessed or used by each Group Company. Without limiting the foregoing, each Group Company has not disclosed any trade secrets, know-how or confidential information to any other Person unless such disclosure was under a written non-disclosure agreement containing appropriate limitations on use, reproduction and disclosure. To the Company’s knowledge, there has been no violation or unauthorized access to or disclosure of any trade secrets, know-how or confidential information of or in the possession of each Group Company, or of any written obligations with respect to such.

(f) None of the Company-Owned Intellectual Property and, to the Company’s knowledge, none of the Company Licensed Intellectual Property, is subject to any outstanding Order that restricts in any manner the use, sale, transfer, licensing or exploitation thereof by the Group Companies or affects the validity, use or enforceability of any such Company-Owned Intellectual Property or Company Licensed Intellectual Property.

(g) Neither the conduct of the business of the Group Companies nor any of the Company Products offered, marketed, licensed, provided, sold, distributed or otherwise exploited by the Group Companies nor the design, development, manufacturing, reproduction, use, marketing, offer for sale, sale, importation, exportation, distribution, maintenance or other exploitation of any Company Product infringes, constitutes or results from an unauthorized use or misappropriation of or otherwise violates any Intellectual Property Rights of any other Person.

(h) There is and has never been any Proceeding pending nor has any Group Company received any written communications (i) alleging that a Group Company has infringed, misappropriated or otherwise violated any Intellectual Property Rights of any other Person, (ii) challenging the validity, enforceability, use or exclusive ownership of any Company-Owned Intellectual Property or (iii) inviting any Group Company to take a license under any Patent or consider the applicability of any Patents to any products or services of the Group Companies or to the conduct of the business of the Group Companies.

Annex A-1-31

(i) To the Company’s knowledge, no Person is infringing, misappropriating, misusing, diluting or violating any Company-Owned Intellectual Property or Company Licensed Intellectual Property. No Group Company has made any written claim against any Person alleging any infringement, misappropriation or other violation of any Company-Owned Intellectual Property in any material respect.

(j) Each Group Company has obtained, possesses and is in compliance with valid licenses to use all of the Software present on the computers and other Software-enabled electronic devices that it owns or leases or that is otherwise used by such Group Company and/or its employees in connection with the Group Company business. No Group Company has disclosed or delivered to any escrow agent or any other Person, other than employees or contractors who are subject to written confidentiality obligations, any of the source code that is Company-Owned Intellectual Property, and no other Person has the right, contingent or otherwise, to obtain access to or use any such source code. To the Company’s knowledge, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time or both) will, or could reasonably be expected to, result in the delivery, license or disclosure of any source code that is owned by a Group Company or otherwise constitutes Company-Owned Intellectual Property to any Person who is not, as of the date the event occurs or circumstance or condition comes into existence, a current employee or contractor of a Group Company subject to written confidentiality obligations with respect thereto.

(k) Section 3.15(k) of the Company Disclosure Schedules sets forth all Public Software that is incorporated or embedded in any proprietary Software of a Group Company by any Group Company as of the date of this Agreement. No Group Company has accessed, used, modified, linked to, created derivative works from or incorporated into any proprietary Software that constitutes a product or service offered by a Group Company or is otherwise considered Company-Owned Intellectual Property and that is distributed outside of the Group Companies, or is otherwise used in a manner that may trigger or subject such Group Company to any obligations set forth in the license for such Public Software, any Public Software, in whole or in part, in each case in a manner that (i) requires any Company-Owned Intellectual Property to be licensed, sold, disclosed, distributed, hosted or otherwise made available, including in source code form and/or for the purpose of making derivative works, for any reason, (ii) grants, or requires any Group Company to grant, the right to decompile, disassemble, reverse engineer or otherwise derive the source code or underlying structure of any Company-Owned Intellectual Property, (iii) limits in any manner the ability to charge license fees or otherwise seek compensation in connection with marketing, licensing or distribution of any Company-Owned Intellectual Property, or (iv) otherwise imposes any limitation, restriction or condition on the right or ability of any Group Company to use, hold for use, license, host, distribute or otherwise dispose of any Company-Owned Intellectual Property, other than compliance with notice and attribution requirements, in each case, except as is not and could not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

(l) None of the Company IT Systems contain any viruses, worms, Trojan horses, bugs, faults or other harmful devices, errors, contaminants or effects that (i) disrupt or adversely affect the functionality of any Company IT Systems or Company Software, or (ii) enable or assist any Person to access any Company IT Systems or Company Software without authorization. Each Group Company maintains commercially reasonable security, disaster recovery, and business continuity procedures and technologies. Each Group Company uses commercially reasonable efforts to protect the confidentiality, operation, and internal and external security of the Company IT Systems and all information therein or transmitted thereby.

Section 3.16 Labor Matters.

(a) Section 3.16(a) of the Company Disclosure Schedules contains a complete and accurate list of each employee of each Group Company as of the date of this Agreement, setting forth for each employee: (i) the employee’s position or title; (ii) whether classified as exempt or non-exempt for wage and hour purposes; (iii) whether paid on a salary, hourly or commission basis; (iv) the employee’s actual annual base salary (if paid on a salary basis), hourly rate (if paid on an hourly basis), or commission rate (if paid on a commission-only basis), as applicable; (v) bonus and commission potential; (vi) date of hire; (vii) work location; (viii) status (i.e., active or inactive and if inactive, the type of leave and estimated duration); (ix) the entity that employs the individual; and (x) the total amount of Change of Control Payment to be paid to such employee at the Closing or otherwise in connection with the transactions contemplated hereby.

(b) Section 3.16(b) of the Company Disclosure Schedules contains a complete and accurate list of all Contingent Workers, showing for each such individual: (i) a description of his, her, or its services rendered; (ii) fees and other compensation paid and accrued to such Contingent Worker during calendar year 2021; (iii) fees

Annex A-1-32

and other compensation accrued and/or paid, whichever is greater, to such Contingent Worker thus far during calendar year 2022; (iv) actual or estimated hours worked per week; and (v) the primary location (e.g., U.S. state) from which services are performed.

(c) Each Group Company currently classifies and has properly classified for the last three years each of its employees as exempt or non-exempt for the purposes of the Fair Labor Standards Act and state, provincial, local and foreign wage and hour Laws (as applicable), except as has not and could not reasonably be expected to result in material Liability to the Group Companies, and is and has been otherwise in material compliance with such Laws. To the extent that any Contingent Workers are or were engaged by any Group Company, such Group Company currently classifies and treats them, and has properly classified and treated them for the last three years, as Contingent Workers (as distinguished from employees) in accordance with applicable Law and for the purpose of all Employee Benefit Plans and perquisites.

(d) Each Group Company is, and for the past three years has been, in material compliance with all applicable Laws and regulations respecting labor and employment matters, including but not limited to fair employment practices, pay equity, the classification of independent contractors, and/or consultants and/or agents, the classification of employees as exempt or non-exempt for wage and hour purposes, workplace safety and health, work authorization and immigration, unemployment compensation, workers’ compensation, accommodation of disabilities, discrimination, harassment, whistleblowing, retaliation, affirmative action, background checks, prevailing wages, terms and conditions of employment, child labor, reductions in force, employee leave and wages and hours, including payment of minimum wages and overtime. No Group Company is delinquent in any payments to any employee or Contingent Worker for any wages, salaries, commissions, bonuses, severance, fees or other direct compensation due with respect to any services performed for it or amounts required to be reimbursed to such employees or Contingent Workers.

(e) In the last three years, (i) none of the Group Companies (A) has or has had any material Liability for any arrears of wages or other compensation for services (including salaries, wage premiums, commissions, fees or bonuses), or any penalty or other sums for failure to comply with any of the foregoing, and (B) has or has had any material Liability for any failure to pay into any trust or other fund governed by or maintained by or on behalf of any Governmental Entity with respect to unemployment compensation benefits, social security, social insurances or other benefits or obligations for any employees of any Group Company (other than routine payments to be made in the normal course of business and consistent with past practice); and (ii) the Group Companies have withheld all amounts required by applicable Law or by agreement to be withheld from wages, salaries and other payments to employees or independent contractors or other service providers of each Group Company, except as has not and could not reasonably be expected to result in, individually or in the aggregate, material Liability to the Group Companies.

(f) In the last three years, no Group Company has experienced a “mass layoff” or “plant closing” as defined by WARN, and no Group Company has incurred any material Liability under WARN nor will they incur any Liability under WARN as a result of the transactions contemplated by this Agreement.

(g) No Group Company is a party to, bound by, or negotiating any collective bargaining agreements, work rules or practices, or other agreements or Contracts with any labor organization, labor union, works council or other Person purporting to act as exclusive bargaining representative (“Union”) of any employees or Contingent Workers with respect to the wages, hours or other terms and conditions of employment of any employee or Contingent Worker, nor is there any duty on the part of any Group Company to bargain with any Union. In the last three years, there has been no actual or, to the Company’s knowledge, threatened unfair labor practice charges, material grievances, arbitrations, strikes, lockouts, work stoppages, slowdowns, picketing, hand billing or other material labor disputes against or affecting any Group Company. To the Company’s knowledge, in the last three years, there have been no labor organizing activities with respect to any employees of any Group Company nor has the Company engaged in any unfair labor practice.

(h) No employee layoff, facility closure or shutdown (whether voluntary or by Order), reduction-in-force, furlough, temporary layoff, material work schedule change or reduction in hours, or reduction in salary or wages, or other workforce changes affecting employees of the Group Companies has occurred within the past six months or is currently contemplated, planned or announced, including as a result of COVID-19 or any applicable employment-related Pandemic Measure. Except as could not reasonably be expected to give rise to a material
Annex A-1-33

Liability, each Group Company has materially complied with (i) all applicable employment-related Pandemic Measures including, without limitation, all applicable COVID-19 related Laws, regulations, orders and guidance of any Governmental Entity; and (ii) the Families First Coronavirus Response Act (including with respect to eligibility for tax credits under such Act), and any other applicable COVID-19 related leave Law.

(i) Except as set forth on Section 3.16(i) of the Company Disclosure Schedules, in the past 12 months (i) no director, officer, or management-level or key employee’s employment with any Group Company has been terminated or furloughed for any reason; and (ii) to the knowledge of the Company, no director, officer, or management-level or key employee, or group of employees or Contingent Workers, has indicated an intention to terminate his, her or their employment or service arrangement with the Company.

(j) Currently and within the three years preceding the date of this Agreement, no Group Company has been a party to any form of litigation, arbitration, mediation, investigation (including but not limited to material internal investigations), audit, administrative agency proceeding, other private dispute resolution proceeding, settlement, or out-of-court or pre-charge or pre-litigation arrangement, in each case relating to employment or labor matters concerning the employees or Contingent Workers of the Company (including but not limited to those concerning allegations of employment discrimination, retaliation, breach of contract, noncompliance with wage and hour Laws, the misclassification of employees, independent contractors, consultants or agents, violation of restrictive covenants, sexual or other harassment or misconduct, other unlawful harassment, or unfair labor practices), and no such matters are pending or threatened against any Group Company or any employees or Contingent Workers of any Group Company (in their respective capacity as employees or Contingent Workers of any Group Company), as applicable.

(k) Except as set forth on Section 3.16(k) of the Company Disclosure Schedules, each employee of each Group Company is employed at-will and no employee is subject to any employment contract with any Group Company, whether oral or written, for a fixed term of employment with any Group Company.

(l) In the last three years, no allegations of sexual harassment or sexual misconduct have been made to any Group Company against any employee, officer, or director of any Group Company and no Group Company has otherwise become aware of any such allegations. To the knowledge of the Company, there are no facts that could reasonably be expected to give rise to a claim of sexual harassment or misconduct, other unlawful harassment or unlawful discrimination or retaliation against or involving any Group Company or any employee, officer, or director of any Group Company. In the last three years, there have not been any internal investigations by or on behalf of any Group Company with respect to any claims or allegations of sexual harassment, misconduct or abuse against or involving any employee, officer, or director of any Group Company, nor have there been any settlements or out-of-court or pre-charge or pre-litigation arrangements relating to such matters.

(m) No Group Company (i) is subject to any affirmative action obligations under any Law, including, without limitation, Executive Order 11246, and/or (ii) is a government contractor or subcontractor for purposes of any Law with respect to the terms and conditions of employment, including, without limitation, the Service Contracts Act or prevailing wage Laws.

(n) There are no outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workplace safety and insurance legislation and no Group Company has been reassessed in any material respect under such legislation during the past three years and, to the knowledge of the Company, no audit of any Group Company is currently being performed pursuant to any applicable workplace safety and insurance legislation.

(o) True and complete copies of all work permits and labor market impact assessment opinion confirmations relating to employees of any Group Company have been made available to MEOA. Each Group Company is in compliance with all terms and conditions of the work permits and the labor market impact assessment confirmations. No audit by a Governmental Entity is being conducted, or to the Company’s knowledge, is pending in respect of any foreign workers.

Section 3.17 Insurance. Section 3.17 of the Company Disclosure Schedules sets forth a list of all material policies of fire, liability, workers’ compensation, property, casualty and other forms of insurance owned or held by any Group Company as of the date of this Agreement. All such policies are in full force and effect, all premiums due and payable thereon as of the date of this Agreement have been paid in full as of the date of this Agreement, and true

Annex A-1-34

and complete copies of all such policies have been made available to MEOA. No claim by any Group Company is pending under any such policies as to which coverage has been denied or disputed, or rights reserved to do so, by the underwriters thereof, except as is not and could not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

Section 3.18 Tax Matters.

(a) Each Group Company has prepared and filed all material Tax Returns required to have been filed by it, all such Tax Returns are true and complete in all material respects and prepared in compliance in all material respects with all applicable Laws and Orders, and each Group Company has paid all material Taxes required to have been paid by it regardless of whether shown on a Tax Return, and has paid all assessments and reassessments in respect of Taxes in all material respects. Each Group Company has made full and adequate provision in its books and records and interim financial statements for all Taxes which are not yet due and payable but which relate to periods ending on or before the Effective Time. No Group Company has received a refund of Taxes to which it was not entitled.

(b) Except as set forth in Section 3.18(b) of the Disclosure Schedules, each Group Company has timely withheld and paid to the appropriate Tax Authority all material amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, individual independent contractor, other service providers, equity interest holder or other third-party. Each Group Company has, to the extent required under applicable Laws, duly charged, collected and remitted on a timely basis all material Taxes on any sale, supply or delivery whatsoever, made by it.

(c) No Group Company is currently the subject of a Tax audit or examination with respect to material Taxes. No Group Company has been informed in writing of the commencement or anticipated commencement of any Tax audit or examination that has not been resolved or completed in each case with respect to material Taxes.

(d) No Group Company has consented to extend or waive the time in which any material Tax may be assessed or collected by any Tax Authority, other than any such extensions or waivers that are no longer in effect or that were extensions of time to file Tax Returns obtained in the ordinary course of business.

(e) No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to a Group Company which agreement or ruling would be effective after the Closing Date.

(f) No Group Company is or has been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).

(g) There are no Liens for material Taxes on any assets of the Group Companies other than Permitted Liens.

(h) During the two (2)-year period ending on the date of this Agreement, no Group Company was a distributing corporation or a controlled corporation in a transaction purported or intended to be governed by Section 355 of the Code.

(i) No Group Company (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was a Group Company or any of its current Affiliates), or (ii) has any material Liability for the Taxes of any Person (other than a Group Company or any of its current Affiliates) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-United States Law), as a transferee or successor or by Contract (other than any Contract the principal purpose of which does not relate to Taxes).

(j) In the past three years, no written claims have been received by any Group Company from any Tax Authority in a jurisdiction where a Group Company does not file Tax Returns that such Group Company is or may be subject to taxation by that jurisdiction, which claims have not been resolved or withdrawn.

Annex A-1-35

(k) No Group Company is a party to any Tax allocation, Tax sharing or Tax indemnity or similar agreements (other than one that is included in a Contract entered into in the ordinary course of business that is not primarily related to Taxes) and no Group Company is a party to any joint venture, partnership or other arrangement that is treated as a partnership for U.S. federal income Tax purposes.

(l) Each Group Company is a tax resident only in its jurisdiction of formation.

(m) No Group Company has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

(n) No Group Company has taken or agreed to take any action not contemplated by this Agreement and/or any Ancillary Document that could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment. To the knowledge of the Company, no facts or circumstances exist, other than any facts or circumstances to the extent that such facts or circumstances exist or arise as a result of or related to any act or omission occurring after the signing date of any MEOA Party or any of their respective Affiliates not contemplated by this Agreement and/or any of the Ancillary Documents, that could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

Section 3.19 Brokers. Except for fees payable to Persons set forth on Section 3.19 of the Company Disclosure Schedules (which fees shall be the sole responsibility of the Company, except as otherwise provided in Section 8.6), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Affiliates for which any of the Group Companies has any obligation.

Section 3.20 Real and Personal Property.

(a) Owned Real Property. No Group Company owns any real property.

(b) Leased Real Property. Section 3.20(b) of the Company Disclosure Schedules sets forth a true and complete list (including street addresses) of all real property leased by any of the Group Companies (the “Leased Real Property”) and all Real Property Leases pursuant to which any Group Company is a tenant as of the date of this Agreement. True and complete copies of all such Real Property Leases have been made available to MEOA. Each Real Property Lease is in full force and effect and is a valid, legal and binding obligation of the applicable Group Company party thereto, enforceable in accordance with its terms against such Group Company and, to the Company’s knowledge, each other party thereto (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity). There is no material breach or default by any Group Company or, to the Company’s knowledge, any third party under any Real Property Lease, and, to the Company’s knowledge, no event has occurred which (with or without notice or lapse of time or both) would constitute a material breach or default or would permit termination of, or a material modification or acceleration thereof by any party to such Real Property Leases in each case if such event could reasonably be expected to have a material adverse impact on the ability to use the Leased Real Property for the operation of the Business as currently conducted.

(c) Personal Property. Each Group Company has good, marketable and indefeasible title to, or a valid leasehold interest in or license or right to use, all of the material assets and properties of the Group Companies reflected in the Financial Statements or thereafter acquired by the Group Companies used or held for use in the operation of the Company’s Business, except for assets disposed of in the ordinary course of business, and such material assets and properties constitute all of the material assets and properties of, or used by, the Group Companies necessary to operate the Business of the Group Companies in the same manner as presently conducted.

Section 3.21 Transactions with Affiliates. Section 3.21 of the Company Disclosure Schedules sets forth all Contracts between (a) any Group Company, on the one hand, and (b) any officer, director, employee, partner, member, manager, direct or indirect equityholder or Affiliate of any Group Company (other than, for the avoidance of doubt, any other Group Company) or any family member of the foregoing Persons, on the other hand (each Person identified in this clause (b), a “Company Related Party”), other than (i) Contracts with respect to a Company Related Party’s employment with (including benefit plans and other ordinary course compensation from) any of the Group Companies entered into in the ordinary course of business, (ii) Contracts with respect to a Company Stockholder’s or a holder

Annex A-1-36

of Company Equity Awards’ status as a holder of Equity Securities of the Company and (iii) Contracts entered into after the date of this Agreement that are either permitted pursuant to Section 5.1(b) or entered into in accordance with Section 5.1(b). No Company Related Party (A) owns any interest in any material asset used in any Group Company’s business, or (B) owes any material amount to, or is owed any material amount by, any Group Company (other than ordinary course accrued compensation, employee benefits, employee or director expense reimbursement or other transactions entered into after the date of this Agreement that are either permitted pursuant to Section 5.1(b) or entered into in accordance with Section 5.1(b)). All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 3.21 are referred to herein as “Company Related Party Transactions”.

Section 3.22 Data Privacy and Security.

(a) Except as set forth on Section 3.22(a) of the Company Disclosure Schedules, each Group Company has implemented written internal and external policies relating to the Processing of Personal Data as and to the extent required by applicable Privacy Law (“Privacy and Data Security Policies”). Except as set forth on Section 3.22(a) of the Company Disclosure Schedules, for the past three years, each Group Company has at all times complied with all applicable Privacy Laws, the Privacy and Data Security Policies, and contractual obligations entered into by a Group Company relating to the Processing of Personal Data and any other applicable industry standards or requirements binding upon such Group Company (collectively, the “Privacy Requirements”).

(b) The Company has not received notice of any pending Proceedings, nor has there been any material Proceedings against any Group Company initiated by (i) any Person; (ii) the United States Federal Trade Commission, any state attorney general or similar state official; (iii) any other Governmental Entity; or (iv) any state, federal, or international data protection authority, in each case, alleging that any Processing of Personal Data by or on behalf of a Group Company is in violation of any Privacy Requirements.

(c) Except as set forth on Section 3.22(c) of the Company Disclosure Schedules, for the past three years, (i) there has been no material unauthorized access, use or disclosure of Personal Data in the possession or control of any Group Company and/or any of the service providers of any Group Company and (ii) there have been no unauthorized intrusions or breaches of security into any Company IT Systems under the control of any Group Company.

(d) Each Group Company owns or has a license to use the Company IT Systems as necessary to operate the business of each Group Company as currently conducted. Each Group Company has taken commercially reasonable steps to protect (i) the operation, confidentiality, integrity and security of the Company IT systems and (ii) personal data in the Group Company’s possession or control, or otherwise processed by the Group Company, from unauthorized, accidental or unlawful use, disclosure and modification.

(e) Each Group Company is, and at all times has been, in compliance with all legal requirements that are applicable to each Group Company’s business as presently conduct pertaining to sales, marketing, and electronic communications, including, without limitation, the U.S. CAN-SPAM Act, the U.S. Telephone Consumer Protection Act (TCPA), and the Fair Credit Reporting Act (FCRA).

(f) Each Group Company has reasonable procedures in place to ensure that the third parties with which such Group Company shares or transfers Personal Data are required to protect the confidentiality of the shared or transferred Personal Data in compliance with all applicable Privacy Requirements. Each Group Company has contractual arrangements with such third parties that comply with all applicable Privacy Requirements to the extent applicable to the third party’s services, use, or processing of Personal Data.

Section 3.23 Compliance with International Trade & Anti-Corruption Laws.

(a) Each of the Group Companies is in material compliance with all Sanctions and Export Control Laws, Anti-Corruption Laws, and Anti-Money Laundering Laws.

(b) There is no Proceeding pending or, to the Company’s knowledge, threatened against any Group Company or their respective Representatives that relates to a violation of Sanctions and Export Control Laws, Anti-Corruption Laws, or Anti-Money Laundering Laws.

Annex A-1-37

(c) Neither the Group Companies nor, to the Company’s knowledge, any of their Representatives, or any other Persons acting for or on behalf of any of the foregoing, is or has been, in the past five years, (i) a Person named on any Sanctions and Export Control Laws-related list of designated Persons maintained by a Governmental Entity, (ii) located, organized or resident in a country or territory which is itself the subject of or target of any Sanctions and Export Control Laws, (iii) an entity owned, directly or indirectly, by one or more Persons described in clause (i) or (ii), or (iv) otherwise engaging in unlawful dealings with or for the benefit of any Person described in clauses (i) – (iii) or any country or territory which is or has, during the past three years, been the subject of or target of any comprehensive Sanctions and Export Control Laws.

(d) Neither the Group Companies nor, to the Company’s knowledge, any of their Representatives, or any other Persons acting for or on behalf of any of the foregoing has (i) made, offered, promised, paid or received any unlawful bribes, kickbacks or other similar payments to or from any Person, (ii) made or paid any improper contributions, directly or indirectly, to a domestic or foreign political party or candidate, or (iii) otherwise made, offered, received, authorized, promised or paid any improper payment under any Anti-Corruption Laws.

Section 3.24 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Group Companies expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement, including the Joint Proxy Statement/Prospectus will, when the Registration Statement is declared effective or when the Joint Proxy Statement/Prospectus is mailed to the Pre-Closing MEOA Holders and the Company Stockholders or at the time of the MEOA Stockholders Meeting and the Company Stockholders Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 3.25 Warranties; Product Liability.

(a) Each product or service provided by the Group Companies to a purchaser was provided in material conformity with all applicable contractual commitments and all express warranties by which the Group Companies are bound. To the knowledge of the applicable Company Party, there are no claims or other Proceedings threatened or that have been submitted or asserted, relating to breach of any guarantee, warranty or indemnity relating to any products designed, sold, manufactured, distributed or delivered by, or services provided by, the Group Companies and, to the knowledge of the applicable Company Party, there is no reasonable basis for any present or future claim or other Proceeding that would reasonably be expected to give rise to any such liability. To the knowledge of the applicable Company Party, there is no design defect, nor any failure to warn, with respect to any products now or previously designed, tested, sold, manufactured, distributed or delivered by, or services now or previously provided by, the Group Companies.

(b) There are no claims or other Proceedings pending, to the knowledge of the applicable Company Party, threatened, or other Proceeding the have been submitted or asserted, alleging that the Group Companies have any Liability (whether in negligence, breach of warranty, strict liability, failure to warn, or otherwise) arising out of or relating to any claimed injury or damage to individuals or property as a result of the claimed ownership, possession or use of any products or services allegedly designed, tested, sold, manufactured, distributed or delivered by the Group Companies.

Section 3.26 Investigation; No Other Representations.

(a) The Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of, the MEOA Parties and (ii) it has been furnished with or given access to such documents and information about the MEOA Parties and their respective businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby.

(b) In entering into this Agreement and the Ancillary Documents to which it is or will be a party, the Company has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article 4, in the Ancillary Documents to which it is or will be a party, and in the certificate delivered pursuant to Section 6.3(c)(i) and no other representations or warranties of any MEOA Party, any MEOA

Annex A-1-38

Non-Party Affiliate or any other Person, either express or implied, and the Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article 4, in the Ancillary Documents to which it is or will be a party and in the certificate delivered pursuant to Section 6.3(c)(i), none of the MEOA Parties, any MEOA Non-Party Affiliate or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby.

Article 4
REPRESENTATIONS AND WARRANTIES RELATING TO THE MEOA PARTIES

(a) Subject to Section 8.8, except as set forth on the MEOA Disclosure Schedules, or (b) except as set forth in any MEOA SEC Reports (excluding any disclosures in any “risk factors” section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimers and other disclosures that are generally cautionary, predictive or forward-looking in nature), each MEOA Party hereby represents and warrants to the Company as follows:

Section 4.1 Organization and Qualification. Each MEOA Party is a corporation duly organized, incorporated, validly existing and in good standing under the Laws of the State of Delaware.

Section 4.2 Authority. Each MEOA Party has the requisite corporate power and authority to execute and deliver this Agreement and each of the Ancillary Documents to which it is or will be a party and to consummate the transactions contemplated hereby and thereby. Subject to the receipt of the MEOA Stockholder Approval and the approvals and consents to be obtained by Merger Sub pursuant to Section 5.9, the execution and delivery of this Agreement, the Ancillary Documents to which a MEOA Party is or will be a party and the consummation of the transactions contemplated hereby and thereby have been (or, in the case of any Ancillary Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary corporate action on the part of such MEOA Party. This Agreement has been and each Ancillary Document to which a MEOA Party is or will be a party will be, upon execution thereof, duly and validly executed and delivered by such MEOA Party and constitutes or will constitute, upon execution thereof, as applicable, a valid, legal and binding agreement of such MEOA Party (assuming this Agreement has been and the Ancillary Documents to which such MEOA Party is or will be a party are or will be, upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party hereto or thereto, as applicable), enforceable against such MEOA Party in accordance with their terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

Section 4.3 Consents and Requisite Governmental Approvals; No Violations.

(a) No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of a MEOA Party with respect to such MEOA Party’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which it is or will be party or the consummation of the transactions contemplated by this Agreement or by the Ancillary Documents, except for (i) compliance with and filings under the HSR Act, (ii) the filing with the SEC of (A) the Registration Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, (iii) such filings with and approvals of Nasdaq to permit the MEOA Shares to be issued in connection with the transactions contemplated by this Agreement and the other Ancillary Documents to be listed on Nasdaq, (iv) filing of the Certificates of Merger, (v) the approvals and consents to be obtained by Merger Sub pursuant to Section 5.10, (vi) the MEOA Stockholder Approval, (vii) the Sponsor Approval, or (viii) any other consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which could not reasonably be expected to have a MEOA Material Adverse Effect.

(b) Neither the execution, delivery or performance by a MEOA Party of this Agreement nor the Ancillary Documents to which a MEOA Party is or will be a party nor the consummation by a MEOA Party of the transactions contemplated hereby or thereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in any breach of any provision of the Governing Documents of a MEOA Party, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any

Annex A-1-39

Contract to which a MEOA Party is a party, (iii) violate, or constitute a breach under, any Order or applicable Law to which any such MEOA Party or any of its properties or assets are bound, or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) of a MEOA Party, except in the case of clauses (ii) through (iv) above, as could not reasonably be expected to have a MEOA Material Adverse Effect.

Section 4.4 Brokers. Except for fees (including the amounts due and payable assuming the Closing occurs) set forth on Section 4.4 of the MEOA Disclosure Schedules (which fees shall be the sole responsibility of the MEOA, except as otherwise provided in Section 8.6), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of MEOA for which MEOA has any obligation.

Section 4.5 Information Supplied. None of the information supplied or to be supplied by or on behalf of either MEOA Party expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement, including the Joint Proxy Statement/Prospectus will, when the Registration Statement is declared effective or when the Joint Proxy Statement/Prospectus is mailed to the Pre-Closing MEOA Holders and the Company Stockholders or at the time of the MEOA Stockholders Meeting or the Company Stockholders, and in the case of any amendment or supplement thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.6 Capitalization of the MEOA Parties.

(a) Section 4.6(a) of the MEOA Disclosure Schedules sets forth a true and complete statement of the number and class or series (as applicable) of all of the issued and outstanding MEOA Shares as of immediately prior to the consummation of the Merger. All outstanding Equity Securities of MEOA prior to the consummation of the Merger have been duly authorized and validly issued and are fully paid and non-assessable. Such Equity Securities (i) were not issued in violation of the Governing Documents of MEOA and (ii) are not subject to any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person (other than transfer restrictions under applicable Securities Laws or under the Governing Documents of MEOA) and were not issued in violation of any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person. Except for the MEOA Shares set forth on Section 4.6(a) of the MEOA Disclosure Schedules (taking into account, for the avoidance of doubt, any changes or adjustments to the MEOA Shares as a result of, or to give effect to, the Merger and assuming that no MEOA Stockholder Redemptions are effected), immediately prior to Closing, there shall be no other outstanding Equity Securities of MEOA.

(b) After giving effect to the Merger and the transactions contemplated by this Agreement, (i) the Transaction Share Consideration will be duly authorized, validly issued and fully paid and non-assessable, (ii) will not be issued in violation of the Governing Documents of MEOA and (iii) will not be subject to any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person (other than transfer restrictions under applicable Securities Laws or under the Governing Documents of the Company) and will not be issued in violation of any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person.

(c) Except as expressly contemplated by this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby or as otherwise mutually agreed to by the Company and MEOA, there are no outstanding (A) equity appreciation, phantom equity or profit participation rights or (B) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require MEOA, and, except as expressly contemplated by this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby or as otherwise mutually agreed in writing by the Company and MEOA, there is no obligation of MEOA, to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of MEOA.

(d) The authorized capital stock of Merger Sub consists of 100 shares of common stock, par value $0.01 per share, and as of the date hereof, all such shares are issued and outstanding. The Equity Securities of Merger Sub outstanding as of the date of this Agreement (i) have been duly authorized and validly issued and are fully paid

Annex A-1-40

and nonassessable, (ii) were issued in compliance in all material respects with applicable Law, and (iii) were not issued in breach or violation of any preemptive rights or Contract to which Merger Sub is a party or bound. All of the outstanding Equity Securities of Merger Sub are owned directly by MEOA free and clear of all Liens (other than transfer restrictions under applicable Securities Law). As of the date of this Agreement, MEOA has no Subsidiaries other than Merger Sub and does not own, directly or indirectly, any Equity Securities in any Person other than Merger Sub.

Section 4.7 MEOA SEC Filings. MEOA has timely filed or furnished all statements, forms, reports and documents required to be filed or furnished by it prior to the date of this Agreement with the SEC pursuant to Federal Securities Laws since its initial public offering (collectively, and together with any information incorporated by reference therein, and as they have been supplemented, modified or amended since the time of filing, the “MEOA SEC Reports”). Each of the MEOA SEC Reports, as of their respective dates of filing, and as of the date of any amendment or filing that superseded the initial filing, complied in all material respects with the applicable requirements of the Federal Securities Laws applicable to the MEOA SEC Reports. As of their respective dates of filing, the MEOA SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in any comment letters received from the SEC with respect to the MEOA SEC Reports.

Section 4.8 Trust Account. As of the date of this Agreement, MEOA has an amount in cash in the Trust Account equal to at least $128,576,560. The funds held in the Trust Account are (a) invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act, having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations and (b) held in trust pursuant to that certain Investment Management Trust Agreement, dated as of August 30, 2021 (the “Trust Agreement”), between MEOA and Continental, as trustee (the “Trustee”). There are no separate agreements, side letters or other agreements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the MEOA SEC Reports to be inaccurate in any material respect or, to MEOA’s knowledge, that would entitle any Person to any portion of the funds in the Trust Account (other than (i) in respect of deferred underwriting commissions or Taxes, (ii) the Pre-Closing MEOA Holders who shall have elected to redeem their MEOA Class A Shares pursuant to the Governing Documents of MEOA or (iii) if MEOA fails to complete a business combination within the allotted time period set forth in the Governing Documents of MEOA and liquidates the Trust Account, subject to the terms of the Trust Agreement, MEOA (in limited amounts to permit MEOA to pay the expenses of the Trust Account’s liquidation, dissolution and winding up of MEOA) and then the Pre-Closing MEOA Holders. Prior to the Closing, none of the funds held in the Trust Account are permitted to be released, except in the circumstances described in the Governing Documents of MEOA and the Trust Agreement. MEOA has performed all material obligations required to be performed by it to date under, and is not in material default or delinquent in performance or any other respect (claimed or actual) in connection with the Trust Agreement, and, to the knowledge of MEOA, no event has occurred which, with due notice or lapse of time or both, would constitute such a material default thereunder. As of the date of this Agreement, there are no claims or proceedings pending with respect to the Trust Account. MEOA has not released any money from the Trust Account (other than interest income earned on the funds held in the Trust Account as permitted by the Trust Agreement). Upon the consummation of the transactions contemplated hereby, including the distribution of assets from the Trust Account (A) in respect of deferred underwriting commissions or Taxes or (B) to the Pre-Closing MEOA Holders who have elected to redeem their MEOA Class A Shares pursuant to the Governing Documents of MEOA, each in accordance with the terms of and as set forth in the Trust Agreement, MEOA shall have no further obligation under either the Trust Agreement or the Governing Documents of MEOA to liquidate or distribute any assets held in the Trust Account, and the Trust Agreement shall terminate in accordance with its terms.

Section 4.9 Transactions with Affiliates. Section 4.9 of the MEOA Disclosure Schedules sets forth all Contracts between (a) MEOA, on the one hand, and (b) any officer, director, employee, partner, member, manager, direct or indirect equityholder (including the Sponsor) or Affiliate of either MEOA or the Sponsor, on the other hand (each Person identified in this clause (b), an “MEOA Related Party”), other than (i) Contracts with respect to a MEOA Related Party’s employment with, or the provision of services to, MEOA entered into in the ordinary course of business (including benefit plans, indemnification arrangements and other ordinary course compensation), or (ii) Contracts entered into after the date of this Agreement that are either permitted pursuant to Section 5.10 or entered into in accordance with Section 5.10. No MEOA Related Party (A) owns any interest in any material asset used in the business of MEOA,

Annex A-1-41

(B) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person which is a material client, supplier, customer, lessor or lessee of MEOA, or (C) owes any material amount to, or is owed material any amount by, MEOA. All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 4.9 are referred to herein as “MEOA Related Party Transactions”.

Section 4.10 Litigation. There is (and since its organization, incorporation or formation, as applicable, there has been) no Proceeding pending or, to MEOA knowledge, threatened against or involving any MEOA Party that, if adversely decided or resolved, would be material to the MEOA Parties, taken as a whole, or which in any manner challenges or seeks to prevent the transactions contemplated hereby. None of the MEOA Parties nor any of their respective properties or assets is subject to any material Order. As of the date of this Agreement, there are no material Proceedings by any MEOA Party pending against any other Person.

Section 4.11 Compliance with Applicable Law. Each MEOA Party is (and since its incorporation has been) in compliance with all applicable Laws, except as could not reasonably be expected to have a MEOA Material Adverse Effect.

Section 4.12 Business Activities.

(a) Since its incorporation, MEOA has not conducted any business activities other than activities (i) in connection with or incident or related to its incorporation or continuing corporate (or similar) existence, (ii) directed toward the accomplishment of a business combination, including those incident or related to or incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby or (iii) those that are administrative, ministerial or otherwise immaterial in nature. Except as set forth in MEOA’s Governing Documents, there is no Contract binding upon any MEOA Party or to which any MEOA Party is a party which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of it or its Subsidiaries, any acquisition of property by it or its Subsidiaries or the conduct of business by it or its Subsidiaries (including, in each case, following the Closing).

(b) Merger Sub was incorporated solely for the purpose of entering into this Agreement, the Ancillary Documents and consummating the transactions contemplated hereby and thereby and has not engaged in any activities or business, other than those incident or related to or incurred in connection with its incorporation or continuing corporate existence or the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby.

Section 4.13 Internal Controls; Listing; Financial Statements.

(a) Except as is not required in reliance on exemptions from various reporting requirements by virtue of MEOA’s status as an “emerging growth company” as defined in Rule 12b-2 under the Exchange Act, or a “smaller reporting company” as defined in Rule 12b-2 under the Exchange Act, since its initial public offering, (i) MEOA has established and maintained a system of internal control over financial reporting (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of MEOA’s financial reporting and the preparation of MEOA’s financial statements for external purposes in accordance with GAAP and that: (a) all transactions by or with MEOA and its Subsidiaries are executed in accordance with management’s authorizations; and (b) all transactions by or with MEOA and its Subsidiaries are recorded as necessary to permit the preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for MEOA’s and its Subsidiaries’ assets and liabilities, and (ii) MEOA has established and maintained disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) designed to ensure that material information relating to MEOA is made known to MEOA’s principal executive officer and principal financial officer by others within MEOA as appropriate to allow timely decisions regarding required disclosure.

(b) Since its initial public offering, MEOA has complied in all material respects with all applicable listing and corporate governance rules and regulations of Nasdaq. The classes of securities representing issued and outstanding MEOA Class A Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq. There is no Proceeding pending or, to the knowledge of MEOA, threatened against

Annex A-1-42

MEOA by Nasdaq or the SEC with respect to any intention by such entity to deregister MEOA Class A Shares or prohibit or terminate the listing of MEOA Class A Shares on Nasdaq. MEOA has not taken any action that is designed to terminate the registration of MEOA Class A Shares under the Exchange Act.

(c) The MEOA SEC Reports contain true and complete copies of the applicable MEOA Financial Statements. Except as disclosed in the MEOA SEC Reports, the MEOA Financial Statements (i) fairly present in all material respects the financial position of MEOA as at the respective dates thereof, and the results of its operations, stockholders’ equity and cash flows for the respective periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except, in the case of any audited financial statements, as may be indicated in the notes thereto and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (iii) in the case of the audited MEOA Financial Statements, were audited in accordance with the standards of the PCAOB, and (iv) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).

(d) MEOA maintains and, for all periods covered by the MEOA Financial Statements, has maintained books and records of MEOA in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets and liabilities of MEOA in all material respects.

(e) Since its incorporation, MEOA to its knowledge has not received any written complaint, allegation, assertion or claim that, as alleged therein, would constitute (i) a “significant deficiency” in the internal control over financial reporting of MEOA, (ii) a “material weakness” in the internal control over financial reporting of MEOA or (iii) Fraud, whether or not material, that involves management or other employees of MEOA who have a significant role in the internal control over financial reporting of MEOA.

Section 4.14 No Undisclosed Liabilities. Except for the Liabilities (a) set forth in Section 4.14 of the MEOA Disclosure Schedules, (b) incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby (it being understood and agreed that the expected third parties that are, as of the date hereof, entitled to fees, expenses or other payments in connection with the matters described in this clause (b) shall be set forth on Section 4.14 of the MEOA Disclosure Schedules), (c) that are incurred in connection with or incident or related to a MEOA Party’s incorporation, or continuing corporate existence, in each case, which are immaterial in nature, (d) that are incurred in connection with activities that are administrative or ministerial, in each case, which are immaterial in nature, (e) that are either permitted pursuant to Section 5.10(d) or incurred in accordance with Section 5.10(d) (for the avoidance of doubt, in each case, with the written consent of the Company) or (f) set forth or disclosed in the MEOA Financial Statements included in the MEOA SEC Reports, none of the MEOA Parties has any Liabilities of the type required to be set forth on a balance sheet in accordance with GAAP.

Section 4.15 Tax Matters.

(a) MEOA has prepared and filed all material Tax Returns required to have been filed by it, all such Tax Returns are true and complete in all material respects and prepared in compliance in all material respects with all applicable Laws and Orders, and MEOA has paid all material Taxes required to have been paid or deposited by it regardless of whether shown on a Tax Return.

(b) MEOA has timely withheld and paid to the appropriate Tax Authority all material amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, individual independent contractor, other service providers, equity interest holder or other third-party.

(c) MEOA is not currently the subject of a Tax audit or examination with respect to material taxes. MEOA has not been informed in writing of the commencement or anticipated commencement of any Tax audit or examination that has not been resolved or completed, in each case with respect to material Taxes.

Annex A-1-43

(d) MEOA has not consented to extend or waive the time in which any material Tax may be assessed or collected by any Tax Authority, other than any such extensions or waivers that are no longer in effect or that were extensions of time to file Tax Returns obtained in the ordinary course of business, in each case with respect to material Taxes.

(e) No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to any MEOA Party which agreement or ruling would be effective after the Closing Date.

(f) None of the MEOA Parties is and none of the MEOA Parties has been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).

(g) None of the MEOA Parties has taken or agreed to take any action not contemplated by this Agreement and/or any Ancillary Documents that could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment. To the knowledge of MEOA, no facts or circumstances exist, other than any facts or circumstances to the extent that such facts or circumstances exist or arise as a result of or related to any act or omission occurring after the signing date by a Group Company or a Company Stockholder or any of their respective Affiliates in each case not contemplated by this Agreement and/or any of the Ancillary Documents, that could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

Section 4.16 Investigation; No Other Representations.

(a) Each MEOA Party, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects, of the Group Companies and (ii) it has been furnished with or given access to such documents and information about the Group Companies and their respective businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby.

(b) In entering into this Agreement and the Ancillary Documents to which it is or will be a party, each MEOA Party has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article 3, in the Ancillary Documents to which it is or will be a party, and in the certificate delivered pursuant to Section 6.2(d)(i) and no other representations or warranties of the Company, any Company Non-Party Affiliate or any other Person, either express or implied, and each MEOA Party, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article 3, in the Ancillary Documents to which it is or will be a party, and in the certificate delivered pursuant to Section 6.2(d)(i), none of the Company, any Company Non-Party Affiliate or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby.

Section 4.17 Employees and Employee Benefit Plans. None of the MEOA Parties (a) have any paid employees or (b) maintain, sponsor, contribute to or otherwise have any liability under any Employee Benefit Plans (substituting “MEOA Party” for “Group Company” in the definition thereof). Neither the execution and delivery of this Agreement or the Ancillary Documents to which it is or will be a party nor the consummation of the transactions contemplated hereby and thereby will: (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director, officer or employee of MEOA; or (ii) result in the acceleration of the time of payment or vesting of any such benefits. Other than reimbursement of any out-of-pocket expenses incurred by MEOA’s officers and directors in connection with activities on MEOA’s behalf in an aggregate amount not in excess of the amount of cash held by MEOA outside of the Trust Account, MEOA has no unsatisfied material liability with respect to any officer or director.

Section 4.18 Properties. MEOA does not own, license or otherwise have any right, title or interest in any material Intellectual Property Rights (other than Marks). MEOA does not own, or otherwise have an interest in, any real property, including under any real property lease, sublease, space sharing, license or other occupancy agreement.

Annex A-1-44

Section 4.19 Compliance with International Trade & Anti-Corruption Laws.

(a) Since MEOA’s incorporation, neither MEOA nor, to MEOA’s knowledge, any of its Representatives, or any other Persons acting for or on behalf of any of the foregoing, is or has been, (i) a Person named on any Sanctions and Export Control Laws-related list of designated Persons maintained by a Governmental Entity; (ii) located, organized or resident in a country or territory which is itself the subject of or target of any Sanctions and Export Control Laws; (iii) an entity owned, directly or indirectly, by one or more Persons described in clause (i) or (ii); or (iv) otherwise engaging in unlawful dealings with or for the benefit of any Person described in clauses (i) – (iii) or any country or territory which is or has, since MEOA’s incorporation, been the subject of or target of any Sanctions and Export Control Laws.

(b) Since MEOA’s incorporation, neither MEOA nor, to MEOA’s knowledge, any of its Representatives, or any other Persons acting for or on behalf of any of the foregoing has (i) made, offered, promised, paid or received any unlawful bribes, kickbacks or other similar payments to or from any Person, (ii) made or paid any improper contributions, directly or indirectly, to a domestic or foreign political party or candidate or (iii) otherwise made, offered, received, authorized, promised or paid any improper payment under any Anti-Corruption Laws.

Article 5
COVENANTS

Section 5.1 Conduct of Business of the Company.

(a) From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall, and the Company shall cause its Subsidiaries to, except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law, as set forth on Section 5.1(a) of the Company Disclosure Schedules, or as consented to in writing by MEOA (it being agreed that any request for a consent shall not be unreasonably withheld, conditioned or delayed), (i) operate the business of the Group Companies in the ordinary course in all material respects and (ii) use commercially reasonable efforts to maintain and preserve intact in all material respects the business organization, assets, Permits, properties and material business relations of the Group Companies, taken as a whole

(b) Without limiting the generality of the foregoing, from and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall, and the Company shall not and shall cause its Subsidiaries not to do any of the following, except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law, as set forth on Section 5.1(b) of the Company Disclosure Schedules or as consented to in writing by MEOA:

(i) declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any Equity Securities of any Group Company or repurchase any outstanding Equity Securities of any Group Company, other than dividends or distributions, declared, set aside or paid by any of the Company’s Subsidiaries to the Company or any Subsidiary that is, directly or indirectly, wholly owned by the Company;

(ii) (A) merge, consolidate, combine or amalgamate any Group Company with any Person or (B) purchase or otherwise acquire (whether by merging or consolidating with, purchasing any Equity Security in or a substantial portion of the assets of, or by any other manner) any corporation, partnership, association or other business entity or organization or division thereof;

(iii) adopt any amendments, supplements, restatements or modifications to any Group Company’s Governing Documents;

(iv) other than as set forth below or as disclosed in Schedule 5.1(b) of the Company Disclosure Schedules, transfer, issue, sell, grant or otherwise directly or indirectly dispose of, or subject to a Lien, (A) any Equity Securities of any Group Company or (B) any options, warrants, rights of conversion or other rights, agreements, arrangements or commitments obligating any Group Company to issue, deliver or sell any Equity Securities of any Group Company, other than the issuance of shares of the applicable class of capital stock of the Company upon the exercise or conversion of any Company Options, Company

Annex A-1-45

Warrants and/or convertible promissory notes of the Company outstanding on the date of this Agreement in accordance with the terms of the applicable Company Equity Plan and the underlying grant, award or similar agreement;

(v) sell, exclusively license, abandon, permit to lapse, assign or transfer any material Company Parties Owned Intellectual Property;

(vi) incur, create or assume any Indebtedness, other than ordinary course trade payables;

(vii) make any loans, advances or capital contributions to, or guarantees for the benefit of, or any investments in, any Person, other than (A) intercompany loans or capital contributions between the Company and any of its Subsidiaries and (B) the reimbursement of expenses of employees in the ordinary course of business;

(viii) other than as disclosed in Schedule 5.1(b), and except (x) as required under the terms of any Employee Benefit Plan of any Group Company that is set forth on the Section 3.13(a) of the Company Disclosure Schedules, (y) in the ordinary course of business consistent with past practice (it being understood and agreed, for the avoidance of doubt, that in no event shall the exception in this clause (y) be deemed or construed as permitting any Group Company to take any action that is not permitted by any other provision of this Section 5.1(b)), or (z) as required by applicable Law, (A) amend, modify, adopt, enter into or terminate any material Employee Benefit Plan of any Group Company or any material benefit or compensation plan, policy, program or Contract that would be an Employee Benefit Plan if in effect as of the date of this Agreement, (B) increase the compensation or benefits payable to any current or former director, manager, officer, employee, or Contingent Worker of any Group Company earning annual compensation in excess of $150,000, or increase the aggregate annual compensation or benefits payable to any other current or former director, manager, officer, employee, or Contingent Worker of any Group Company to be greater than $85,000, (C) take any action to accelerate any payment, right to payment, or benefit, or the funding of any payment, right to payment or benefit, payable or to become payable to any current or former director, manager, officer, employee, or Contingent Worker of any Group Company, (D) take any action to accelerate the vesting of any Company Options or Restricted Shares; (E) waive or release any noncompetition, non-solicitation, no-hire, nondisclosure or other restrictive covenant obligation of any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company, (F) pay any special bonus or special remuneration to any director, officer or employee of any Group Company, (G) terminate or furlough the employment of any director, officer, management-level or key employee of any Group Company, or (H) enter into a settlement agreement with any current or former director, officer, or employee of any Group Company;

(ix) make, change or revoke any material election concerning Taxes, claim any reserve that may cause a material income inclusion in any Tax period after Closing;

(x) enter into any settlement, conciliation or similar Contract the performance of which would involve the payment by the Group Companies in excess of $500,000, in the aggregate, or that imposes, or by its terms will impose at any point in the future, any material, non-monetary obligations on any Group Company (or MEOA or any of its Affiliates after the Closing);

(xi) authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction involving any Group Company;

(xii) change any Group Company’s methods of accounting in any material respect, other than changes that are made in accordance with PCAOB standards;

(xiii) enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement;

(xiv) make any Change of Control Payment that is not set forth on Section 3.2(f) of the Company Disclosure Schedules;

Annex A-1-46

(xv) (A) amend, modify or terminate any Material Contract of the type described in Section 3.9(a)(ix) (excluding, for the avoidance of doubt, any expiration or automatic extension or renewal of any such Material Contract pursuant to its terms), (B) waive any material benefit or right under any Material Contract of the type described in Section 3.9(a)(ix) or (C) enter into any Contract that would constitute a Material Contract of the type described in Section 3.9(a)(ix);

(xvi) terminate or fail to timely renew, or otherwise take any act or omission that would impair the continued maintenance or renewal of, any Permit required for the operation of the Business as it is currently conducted; or

(xvii) enter into any Contract or otherwise agree to take, or cause to be taken, any of the actions set forth in this Section 5.1.

Notwithstanding anything in this Section 5.1 or elsewhere in this Agreement to the contrary, nothing set forth in this Agreement shall give MEOA, directly or indirectly, the right to control or direct the operations of the Group Companies prior to the Closing; nor shall anything set forth in this Section 5.1 or otherwise in this Agreement prohibit the Company from issuing (A) securities from time to time in one or more tranches pursuant to that certain Equity Purchase Agreement, dated August 15, 2022, with Peak One Opportunity Fund, LP, and with any incremental tranche thereof being in an amount of not more than $250,000, and (B) convertible promissory notes in a principal amount of up to $300,000 per note (such notes, the “Rollover Notes”), up to a maximum aggregate amount of issuances pursuant to items (A) and (B) of this paragraph of $2,000,000 (the “Cap”), and in each instance, with the proceeds thereof to be used solely for working capital and operational purposes. If the Closing does not occur by November 30, 2022, the Cap shall be increased by $250,000 per month until such time as the earlier of the Closing hereunder or the expiration or termination of this Agreement.

Section 5.2 Efforts to Consummate; Litigation.

(a) Subject to the terms and conditions herein provided, each of the Parties shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary or advisable to consummate and make effective as promptly as reasonably practicable the transactions contemplated by this Agreement (including (i) the satisfaction, but not waiver, of the closing conditions set forth in Article 6 and, in the case of any Ancillary Document to which such Party will be a party after the date of this Agreement, (ii) to execute and delivery such Ancillary Document when required pursuant to this Agreement, and (iii) the Company taking, or causing to be taken, all actions necessary or advisable to cause the agreements set forth on Section 5.2(a) of the Company Disclosure Schedules to be terminated effective as of the Closing without any further obligations or liabilities to the Company or any of its Affiliates (including the other Group Companies and, from and after the Effective Time, MEOA)). In furtherance of the foregoing, and not in limitation thereof, each of MEOA and the Company (and, to the extent applicable, the Surviving Company) shall take all such actions as are reasonably necessary to fulfill the closing conditions set forth in Sections 6.2(f) – 6.2(k) of this Agreement. Without limiting the generality of the foregoing, each of the Parties shall use reasonable best efforts to obtain, file with or deliver to, as applicable, any Consents of any Governmental Entities or other Persons necessary, proper or advisable to consummate the transactions contemplated by this Agreement or the Ancillary Documents. The Company shall bear the costs incurred in connection with obtaining such Consents; provided, however, that the MEOA Parties, on the one hand, and the Company, on the other hand, shall pay 50% of the HSR Act filing fee; and provided, further, that each Party shall bear its out-of-pocket costs and expenses in connection with the preparation of any such Consents. Each Party shall (i) make any appropriate filings pursuant to the HSR Act with respect to the transactions contemplated by this Agreement promptly (and in any event within five Business Days) following the date of this Agreement and (ii) respond as promptly as reasonably practicable to any requests by any Governmental Entity for additional information and documentary material that may be requested pursuant to the HSR Act. MEOA shall promptly inform the Company of any communication between any MEOA Party, on the one hand, and any Governmental Entity, on the other hand, and the Company shall promptly inform MEOA of any communication between the Company, on the one hand, and any Governmental Entity, on the other hand, in either case, regarding any of the transactions contemplated by this Agreement or any Ancillary Document. Without limiting the foregoing, (A) the Parties agree that if available to request early termination of the applicable waiting period under the HSR Act, and (B) each Party and their respective Affiliates shall not extend any waiting period, review period or comparable period under the HSR Act or enter into any agreement with any Governmental Entity not to consummate the transactions contemplated hereby or

Annex A-1-47

by the Ancillary Documents, except with the prior written consent of MEOA and the Company. Nothing in this Section 5.2 obligates any Party or any of its Affiliates to agree to (i) sell, license or otherwise dispose of, or hold separate and agree to sell, license or otherwise dispose of, any entities, assets, lines of business or facilities of any Group Company or any entity, facility, line of business or asset of such Party or any of its Affiliates, (ii) terminate, amend or assign existing relationships and contractual rights or obligations, (iii) amend, assign or terminate existing licenses or other agreements, or (iv) enter into new licenses or other agreements. No Party shall agree to any of the foregoing measures with respect to any other Party or any of its Affiliates, except with MEOA’s and the Company’s prior written consent.

(b) From and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, the MEOA Parties, on the one hand, and the Company, on the other hand, shall give counsel for the Company (in the case of any MEOA Party) or MEOA (in the case of the Company), a reasonable opportunity to review in advance, and consider in good faith the views of the other in connection with, any proposed written communication to any Governmental Entity relating to the transactions contemplated by this Agreement or the Ancillary Documents. Each of the Parties agrees not to participate in any substantive meeting or discussion, either in person or by telephone with any Governmental Entity in connection with the transactions contemplated by this Agreement unless it consults with, in the case of any MEOA Party, the Company, or, in the case of the Company, MEOA in advance and, to the extent not prohibited by such Governmental Entity, gives, in the case of any MEOA Party, the Company, or, in the case of the Company, MEOA, the opportunity to attend and participate in such meeting or discussion.

(c) Notwithstanding anything to the contrary in the Agreement, in the event that this Section 5.2 conflicts with any other covenant or agreement in this Article 5 that is intended to specifically address any subject matter, then such other covenant or agreement shall govern and control solely to the extent of such conflict.

(d) From and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, MEOA, on the one hand, and the Company, on the other hand, shall each notify the other in writing promptly after learning of any stockholder demands or other stockholder Proceedings (including derivative claims) relating to this Agreement, any Ancillary Document or any matters relating thereto (collectively, the “Transaction Litigation”) commenced against, in the case of MEOA, any of the MEOA Parties or any of their respective Representatives (in their capacity as a representative of a MEOA Party) or, in the case of the Company, any Group Company or any of their respective Representatives (in their capacity as a representative of a Group Company). MEOA and the Company shall each (i) keep the other reasonably informed regarding any Transaction Litigation (to the extent such action would not jeopardize an attorney-client privilege or the attorney work product doctrine), (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation, (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation and (iv) reasonably cooperate with the other, including with respect to the defense, settlement and compromise of any such Transaction Litigation. Notwithstanding the foregoing, MEOA shall, subject to and without limiting the covenants and agreements, and the rights of the Company, set forth in the immediately preceding sentence, control the negotiation, defense and settlement of any such Transaction Litigation; provided, however, that in no event shall MEOA or any of its respective Representatives settle or compromise any Transaction Litigation without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed).

Section 5.3 Confidentiality and Access to Information.

(a) The Parties hereby acknowledge and agree that the information being provided in connection with this Agreement and the consummation of the transactions contemplated hereby is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference. Notwithstanding the foregoing or anything to the contrary in this Agreement, in the event that this Section 5.3(a) or either Confidentiality Agreement conflicts with any other covenant or agreement contained herein or any Ancillary Document that contemplates the disclosure, use or provision of information or otherwise, then such other covenant or agreement contained herein shall govern and control to the extent of such conflict.

(b) From and after the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, upon reasonable advance written notice, the Company shall provide, or cause to be provided, to MEOA and its authorized Representatives during normal business hours reasonable access to the directors, officers, books and records, and premises of the Group Companies, in a manner so as

Annex A-1-48

to not interfere with the normal business operations of the Group Companies). Notwithstanding the foregoing, none of the Group Companies shall be required to provide to MEOA or any of its authorized Representatives any information (i) if and to the extent doing so would (A) violate any Law to which any Group Company is subject, including any Privacy Law, (B) result in the disclosure of any trade secrets of third parties in breach of any Contract with such third party, (C) violate any legally-binding obligation of any Group Company with respect to confidentiality, non-disclosure or privacy, or (D) jeopardize protections afforded to any Group Company under the attorney-client privilege or the attorney work product doctrine (provided that, in case of each of clauses (A) through (D), the Company shall, and shall cause the other Group Companies to, use commercially reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if any Group Company, on the one hand, and any MEOA Party, any MEOA Non-Party Affiliate or any of their respective Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that the Company shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis.

(c) From and after the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, upon reasonable advance written notice, MEOA shall provide, or cause to be provided, to the Company and its authorized Representatives during normal business hours reasonable access to the directors, officers, books and records of the MEOA Parties (in a manner so as to not interfere with the normal business operations of the MEOA Parties). Notwithstanding the foregoing, MEOA shall not be required to provide, or cause to be provided to, the Company or any of its authorized Representatives any information (i) if and to the extent doing so would (A) violate any Law to which any MEOA Party is subject, (B) result in the disclosure of any trade secrets of third parties in breach of any Contract with such third party, (C) violate any legally-binding obligation of any MEOA Party with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to any MEOA Party under the attorney-client privilege or the attorney work product doctrine (provided that, in case of each of clauses (A) through (D), MEOA shall use, and shall cause the other MEOA Parties to use, commercially reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if a MEOA Party, on the one hand, and any Group Company, any Company Non-Party Affiliate or any of their respective Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that MEOA shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis.

Section 5.4 Public Announcements.

(a) Subject to Section 5.4(b), Section 5.7 and Section 5.8, none of the Parties shall, nor shall any of the Parties authorize any of their respective Representatives on such Party’s behalf to, issue any press releases or make any public announcements with respect to this Agreement or the transactions contemplated hereby without the prior written consent of, prior to the Closing, the Company, the Sponsor and MEOA or, after the Closing, the Sponsor and MEOA, which consent shall not be unreasonably delayed or withheld; provided, however, that each Party may make any such announcement or other communication (i) if such announcement or other communication is required by applicable Law, in which case (A) prior to the Closing, the disclosing Party and its Representatives shall use reasonable best efforts to consult with the Company, if the disclosing party is any MEOA Party, or MEOA and the Sponsor, if the disclosing party is the Company, to review such announcement or communication and the opportunity to comment thereon and the disclosing Party shall consider such comments in good faith, or (B) after the Closing, the disclosing Party and its Representatives shall use reasonable best efforts to consult with the Sponsor and MEOA and the disclosing Party shall consider such comments in good faith, (ii) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 5.4 and (iii) to Governmental Entities in connection with any Consents required to be made or obtained under this Agreement, the Ancillary Documents or in connection with the transactions contemplated hereby or thereby. Notwithstanding anything to the contrary in this Section 5.4 or otherwise in this Agreement, the Parties agree that the Sponsor and its Affiliates may provide general information about the subject matter of

Annex A-1-49

this Agreement and the transactions contemplated hereby to any direct or indirect current or prospective investor or in connection with normal fund raising or related marketing or informational or reporting activities, in each case, of any Affiliate of the Sponsor.

(b) The initial press release concerning this Agreement and the transactions contemplated hereby shall be a joint press release in the form agreed by the Company, the Sponsor and MEOA prior to the execution of this Agreement and such initial press release (the “Signing Press Release”) shall be released as promptly as reasonably practicable after the execution of this Agreement on the day thereof. Promptly after the execution of this Agreement, each of MEOA and the Company shall file a Current Report on Form 8-K (the “Signing Filings”) with the Signing Press Release and a description of this Agreement as required by, and in compliance with, the Securities Laws, which (x) with respect to the Form 8-K to be filed by MEOA, the Company shall have the opportunity to review and comment upon prior to filing and MEOA shall consider such comments in good faith, and (y) with respect to the Form 8-K to be filed by the Company, MEOA and the Sponsor shall have the opportunity to review and comment upon prior to filing and the Company shall consider such comments in good faith. The Company, on the one hand, and MEOA and the Sponsor, on the other hand, shall mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company, the Sponsor or MEOA, as applicable) a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”) prior to the Closing, and, on the Closing Date, the Parties shall cause the Closing Press Release to be released. Promptly after the Closing (but in any event within four (4) Business Days after the Closing), each of MEOA and the Company shall file a current report on Form 8-K (the “Closing Filings”) with the Closing Press Release and a description of the Closing as required by Securities Laws. In connection with the preparation of each of the Signing Press Release, the Signing Filings, the Closing Press Release and the Closing Filings, each Party shall, upon written request by any other Party, furnish such other Party with all information concerning itself, its directors, officers and equityholders, and such other matters as may be reasonably necessary for such press release or filing.

Section 5.5 Tax Matters.

(a) Tax Treatment.

(i) The Parties intend that, for U.S. federal and applicable state and local income tax purposes, the Merger shall be treated as a transaction that qualifies as a “reorganization” within the meaning of Section 368 of the Code, and each Party shall, and shall cause its respective Affiliates to, use reasonable best efforts to so qualify. The Parties shall file all Tax Returns consistent with, and take no position inconsistent with (whether in audits, Tax Returns or otherwise), the treatment described in this Section 5.6(a)(i) unless required to do so pursuant to a “determination” that is final within the meaning of Section 1313(a) of the Code.

(ii) MEOA and the Company hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). From the date hereof through the Closing, and following the Closing, the Parties shall not, and shall not permit or cause their respective Affiliates to, take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or would reasonably be expected to prevent or impede the Merger qualifying for the Intended Tax Treatment.

(iii) If, in connection with the preparation and filing of the Registration Statement, the SEC requests or requires that tax opinions be prepared and submitted in such connection, MEOA and the Company shall deliver to Pryor Cashman LLP and Lucosky Brookman LLP, respectively, customary Tax representation letters satisfactory to its counsel, dated and executed as of the date the Registration Statement shall have been declared effective by the SEC and such other date(s) as determined reasonably necessary by such counsel in connection with the preparation and filing of the Registration Statement, and, if required, Lucosky Brookman LLP shall furnish an opinion, subject to customary assumptions and limitations, to the effect that the Intended Tax Treatment should apply to the Merger.

(b) Tax Matters Cooperation. Each of the Parties shall (and shall cause their respective Affiliates to) cooperate fully, as and to the extent reasonably requested by another Party, in connection with the filing of relevant Tax Returns, and any audit or tax proceeding. Such cooperation shall include the retention and

Annex A-1-50

(upon the other Party’s request) the provision (with the right to make copies) of records and information reasonably relevant to any tax proceeding or audit, making employees available on a mutually convenient basis to provide additional information and explanation of any material provided.

Section 5.6 Exclusive Dealing.

(a) From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall not, and shall cause the other Group Companies and its and their respective Representatives not to, directly or indirectly: (i) solicit, initiate, or knowingly encourage (including by means of furnishing or disclosing information) or facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) that constitutes, or could reasonably be expected to lead to, a Company Acquisition Proposal; (ii) furnish or disclose any non-public information relating to the Group Companies to any Person in connection with, or that could reasonably be expected to lead to, a Company Acquisition Proposal; (iii) enter into any Contract or other arrangement or understanding regarding a Company Acquisition Proposal; (iv) prepare or take any steps in connection with a public offering of any Equity Securities of any Group Company (or any successor of any Group Company), including filing, amending or supplementing any registration statement relating to a public offering of any Equity Securities of any Group Company (or any successor of any Group Company), or causing any such registration statement to become effective; or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing. The Company agrees to (A) notify MEOA promptly (and in any event within two Business Days) upon receipt of any Company Acquisition Proposal by any Group Company, and to describe the material terms and conditions of any such Company Acquisition Proposal in reasonable detail (including the identity of the Persons making such Company Acquisition Proposal) and (B) keep MEOA reasonably informed on a current basis of any modifications to such offer or information. The Company shall immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons (other than MEOA) conducted prior to or as of the date hereof by the Company or any of its Subsidiaries, and will cause the other Group Companies and its and their respective Representatives to cease and cause to be terminated any and all existing activities, discussions or negotiations, that would reasonably be expected to lead to a Company Acquisition Proposal, and shall, as promptly as practicable, terminate access by each such Person and its Representatives to any online or other data rooms containing any non-public information in respect of the Company or any of its Subsidiaries for the purpose of permitting such Persons to evaluate a potential Company Acquisition Proposal. For clarity, any actions taken by any of the Representatives of the Group Companies that are inconsistent with this Section 5.6(a) will be deemed to be a breach of this Section 5.6(a) by the Group Companies. For the avoidance of doubt, nothing set forth in this or any other section of this Agreement shall, or shall be deemed to, prohibit the Company from pursuing discussions with potential acquisition candidates or consummating transactions with such candidates provided that no such transaction constitutes a Company Acquisition Proposal.

(b) From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the MEOA Parties shall not, and each of them shall cause their Representatives not to, directly or indirectly: (i) solicit, initiate, or knowingly encourage (including by means of furnishing or disclosing information) or facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) that constitutes, or could reasonably be expected to lead to, a MEOA Acquisition Proposal; (ii) furnish or disclose any non-public information relating to MEOA or any of its Subsidiaries to any Person in connection with, or that could reasonably be expected to lead to, a MEOA Acquisition Proposal; (iii) enter into any Contract or other arrangement or understanding regarding a MEOA Acquisition Proposal; (iv) prepare or take any steps in connection with an offering of any securities of any MEOA Party (or any successor of any MEOA Party); or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing. MEOA agrees to (A) notify the Company promptly upon receipt of any MEOA Acquisition Proposal by any MEOA Party, and to describe the material terms and conditions of any such MEOA Acquisition Proposal in reasonable detail (including the identity of any person or entity making such MEOA Acquisition Proposal) and (B) keep the Company reasonably informed on a current basis of any modifications to such offer or information. For clarity, any actions taken by any of the Representatives of MEOA that are inconsistent with this Section 5.6(b) will be deemed to be a breach of this Section 5.6(b) by MEOA. MEOA shall immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons (other than with the Group Companies) conducted prior to or as of the date hereof by any of the MEOA Parties, and will cause its Representatives to cease and cause

Annex A-1-51

to be terminated any and all existing activities, discussions or negotiations, that would reasonably be expected to lead to a MEOA Acquisition Proposal, and shall, as promptly as practicable, terminate access by each such Person and its Representatives to any online or other data rooms containing any non-public information in respect of MEOA or any of its Subsidiaries for the purpose of permitting such Persons to evaluate a potential MEOA Acquisition Proposal.

Section 5.7 Preparation of Registration Statement. As promptly as reasonably practicable and no later than 45 days following the date of this Agreement, MEOA and the Company shall prepare and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either MEOA or the Company, as applicable), and MEOA shall file with the SEC, the Registration Statement (it being understood that the Registration Statement shall include the Joint Proxy Statement/Prospectus, in connection with the registration under the Securities Act of the offer and sale of the MEOA Shares to be issued in the Merger and which will be used as a proxy statement for the MEOA Stockholders Meeting and the Company Stockholders Meeting. Each of MEOA and the Company shall use its reasonable best efforts to (a) cause the Registration Statement, including the Joint Proxy Statement/Prospectus, to comply in all material respects with the applicable rules and regulations promulgated by the SEC (including, with respect to the Group Companies, the provision of financial statements of, and any other information with respect to, the Group Companies for all periods, and in the form, required to be included in the Registration Statement and the Joint Proxy Statement/Prospectus under Securities Laws (after giving effect to any waivers received) or in response to any comments from the SEC); (b) promptly notify the other of any comments of the SEC or its staff with respect to the Registration Statement received by such Party, and respond promptly thereto; (c) have the Registration Statement declared effective under the Securities Act as promptly as reasonably practicable after it is filed with the SEC; and (d) keep the Registration Statement effective through the Closing in order to permit the consummation of the transactions contemplated by this Agreement. MEOA, on the one hand, and the Company, on the other hand, shall promptly furnish, or cause to be furnished, to the other all information concerning such Party, its Non-Party Affiliates and their respective Representatives that may be required or reasonably requested in connection with any action contemplated by this Section 5.7 or for inclusion in any other statement, filing, notice or application made by or on behalf of MEOA to the SEC or Nasdaq in connection with the transactions contemplated by this Agreement or the Ancillary Documents, including delivering customary tax representation letters to counsel to enable counsel to deliver any tax opinions requested or required by the SEC to be submitted in connection therewith as described in Section 5.5(a)(iii). If any Party becomes aware of any information that should be disclosed in an amendment or supplement to the Registration Statement and/or the Joint Proxy Statement/Prospectus, then: (i) such Party shall promptly inform, in the case of any MEOA Party, the Company, or, in the case of the Company, MEOA, thereof; (ii) such Party shall prepare and mutually agree upon with, in the case of MEOA, the Company, or, in the case of the Company, MEOA (in either case, such agreement not to be unreasonably withheld, conditioned or delayed), an amendment or supplement to the Registration Statement and/or the Joint Proxy Statement/Prospectus; (iii) MEOA shall file such mutually agreed upon amendment or supplement with the SEC; and (iv) the Parties shall reasonably cooperate, if appropriate, in disseminating such amendment or supplement to the Pre-Closing MEOA Holders and the Company Stockholders. MEOA shall as promptly as is reasonably practicable advise the Company of the time of effectiveness of the Registration Statement, the issuance of any stop order relating thereto or the suspension of the qualification of MEOA Shares for offering or sale in any jurisdiction, and MEOA and the Company shall each use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of the Parties shall use their reasonable best efforts to ensure that none of the information related to it or any of its Non-Party Affiliates or its or their respective Representatives, supplied by or on their behalf for inclusion or incorporation by reference in the Registration Statement, including the Joint Proxy Statement/Prospectus will, at the time the Registration Statement is initially filed with the SEC, at each time at which it is amended, or at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 5.8 MEOA Stockholder Approval. As promptly as reasonably practicable following the time at which the Registration Statement is declared effective under the Securities Act, MEOA shall (a) duly give notice of and (b) use best efforts to duly convene and hold a meeting of its stockholders (the “MEOA Stockholders Meeting”) in accordance with the Governing Documents of MEOA, for the purposes of obtaining the MEOA Stockholder Approval and, if applicable, any approvals related thereto and providing its stockholders with the opportunity to elect to effect a MEOA Stockholder Redemption. MEOA shall, through approval of its board of directors, recommend to its stockholders (the “MEOA Board Recommendation”), (i) the adoption and approval of this Agreement and the transactions contemplated hereby (including the Merger) (the “Business Combination Proposal”); (ii) the adoption and approval of the issuance

Annex A-1-52

of the MEOA Shares in connection with the transactions contemplated by this Agreement as required by Nasdaq listing requirements (the “Nasdaq Proposal”); (iii) the adoption and approval of the amendments to the Governing Documents of MEOA contemplated by the MEOA Certificate of Incorporation and the MEOA Bylaws (the “Governing Document Proposals”); (iv) the adoption and approval of the MEOA Incentive Equity Plan (the “Equity Incentive Plan Proposal”); (v) the election of directors effective as of the Closing as contemplated by Section 5.16(a) and Section 5.16(b); (vi) the adoption and approval of each other proposal that either the SEC or Nasdaq (or the respective staff members thereof) indicates is necessary in its comments to the Registration Statement or in correspondence related thereto; (vii) the adoption and approval of each other proposal reasonably agreed to by MEOA and the Company as necessary or appropriate in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents; and (viii) the adoption and approval of a proposal for the adjournment of the MEOA Stockholders Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in (i) through (viii) together, the “Transaction Proposals”); provided, that MEOA may adjourn the MEOA Stockholders Meeting (A) to solicit additional proxies for the purpose of obtaining the MEOA Stockholder Approval, (B) for the absence of a quorum, or (C) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosures that MEOA has determined, based on the advice of outside legal counsel, is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Pre-Closing MEOA Holders prior to the MEOA Stockholders Meeting; provided that, without the consent of the Company, in no event shall MEOA adjourn the MEOA Stockholders Meeting for more than 15 Business Days later than the most recently adjourned meeting or to a date that is beyond the Termination Date. The MEOA recommendation contemplated by the preceding sentence shall be included in the Registration Statement. Except as otherwise required by applicable Law, MEOA covenants that none of the MEOA Board or MEOA nor any committee of the MEOA Board shall withdraw or modify, or propose publicly or by formal action of the MEOA Board, any committee of the MEOA Board or MEOA to withdraw or modify, in a manner adverse to the Company, the MEOA Board Recommendation or any other recommendation by the MEOA Board or MEOA of the proposals set forth in the Registration Statement.

Section 5.9 Merger Sub Stockholder Approval. As promptly as reasonably practicable (and in any event within one Business Day) following the date of this Agreement, MEOA, as the sole stockholder of Merger Sub, will approve and adopt this Agreement, the Ancillary Documents to which Merger Sub is or will be a party and the transactions contemplated hereby and thereby (including the Merger).

Section 5.10 Conduct of Business of MEOA. From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, MEOA shall not, and shall cause its Subsidiaries not to, as applicable, except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law, as set forth on Section 5.10 of the MEOA Disclosure Schedules or as consented to in writing by the Company, do any of the following:

(a) adopt any amendments, supplements, restatements or modifications to the Trust Agreement or the Governing Documents of any MEOA Party or any of its Subsidiaries;

(b) declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any Equity Securities of MEOA or any of its Subsidiaries, or repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any outstanding Equity Securities of MEOA or any of its Subsidiaries, as applicable;

(c) split, combine or reclassify any of its capital stock or other Equity Securities or issue any other security in respect of, in lieu of or in substitution for shares of its capital stock;

(d) incur, create or assume any Indebtedness or other Liability;

(e) make any loans or advances to, or capital contributions in, any other Person, other than to, or in, MEOA or any of its Subsidiaries;

(f) issue any Equity Securities of MEOA or any of its Subsidiaries or grant any additional options, warrants or stock appreciation rights with respect to Equity Securities of the foregoing of MEOA or any of its Subsidiaries;

(g) enter into, renew, modify or revise any MEOA Related Party Transaction (or any Contract or agreement that if entered into prior to the execution and delivery of this Agreement would be a MEOA Related Party Transaction);

Annex A-1-53

(h) engage in any activities or business, other than activities or business (i) in connection with or incident or related to such Person’s incorporation or continuing corporate existence, (ii) contemplated by, or incident or related to, this Agreement, any Ancillary Document, the performance of covenants or agreements hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby or (iii) those that are administrative or ministerial, in each case, which are immaterial in nature;

(i) make, change or revoke any material election concerning Taxes, enter into any material Tax closing agreement, settle any material Tax claim or assessment, or consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment, other than any such extension or waiver that is obtained in the ordinary course of business;

(j) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution;

(k) enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement;

(l) change its methods of accounting in any material respect, other than changes that are made in accordance with PCAOB standards; or

(m) enter into any Contract to take, or cause to be taken, any of the actions set forth in this Section 5.10.

Notwithstanding anything in this Section 5.10 or this Agreement to the contrary, (i) nothing set forth in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of any MEOA Party, and (ii) nothing set forth in this Agreement shall prohibit, or otherwise restrict the ability of, any MEOA Party from using the funds held by MEOA outside the Trust Account to pay any MEOA Expenses or from otherwise distributing or paying over any funds held by MEOA outside the Trust Account to the Sponsor or any of its Affiliates, in each case, prior to the Closing.

Section 5.11 Nasdaq Listing. MEOA shall use its reasonable best efforts to cause: (a) MEOA’s initial listing application with Nasdaq in connection with the transactions contemplated by this Agreement to have been approved; (b) MEOA to satisfy all applicable initial and continuing listing requirements of Nasdaq, and (c) the MEOA Shares issuable in accordance with this Agreement, including the Merger, to be approved for listing on Nasdaq (and the Company shall reasonably cooperate in connection therewith), subject to official notice of issuance, in each case, as promptly as reasonably practicable after the date of this Agreement, and in any event prior to the Effective Time.

Section 5.12 Trust Account. Upon satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article 6 and provision of notice thereof to the Trustee, (a) at the Closing, MEOA shall (i) cause the documents, certificates and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered, and (ii) make all appropriate arrangements to cause the Trustee to (A) pay as and when due all amounts, if any, payable to the Public Stockholders of MEOA pursuant to the MEOA Stockholder Redemption, (B) pay the amounts due to the underwriters of MEOA’s initial public offering for their deferred underwriting commissions as set forth in the Trust Agreement and (C) immediately thereafter, pay all remaining amounts then available in the Trust Account to MEOA in accordance with the Trust Agreement, and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Section 5.13 Transaction Support Agreements; Company Stockholder Approval.

(a) As promptly as reasonably practicable and in any event: (i) on or prior to the date of this Agreement with respect to those Supporting Company Stockholders identified on Schedule I as being required to execute a Transaction Support Agreement concurrent herewith, and (ii) on or prior to the later dates set forth on Schedule I with respect to those Supporting Company Stockholders identified on Schedule I as being required to execute a Transaction Support Agreement on or prior to such later date (in each instance, a “Transaction Support Agreement Deadline”), the Company shall deliver, or cause to be delivered, to MEOA the Transaction Support Agreements duly executed by each Supporting Company Stockholder.

(b) As promptly as reasonably practicable following the time at which the Registration Statement is declared effective under the Securities Act, the Company shall (a) duly give notice of and (b) use best efforts to duly convene and hold a meeting of its stockholders (the “Company Stockholders Meeting”) in accordance

Annex A-1-54

with the Company’s Governing Documents, for the purposes of obtaining the approval of this Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Merger), in each case to the extent required by the Company’s Governing Documents and applicable Law, by the affirmative vote of the holders of at least the requisite number of issued and outstanding Company Shares entitled to vote thereon, whether in person or by proxy at the Company Stockholders Meeting (or any adjournment thereof), in accordance with the DGCL and the Company’s Governing Documents (the “Company Stockholder Approval”). The Company, through its board of directors, shall recommend to the holders of Company Shares the approval of this Agreement and the transactions contemplated by this Agreement (including the Merger). The Company recommendation contemplated by the preceding sentence shall be included in the Registration Statement. Except as otherwise required by applicable Law, the Company covenants that none of the Company Board or the Company nor any committee of the Company Board shall withdraw or modify, or propose publicly or by formal action of the Company Board, any committee of the Company Board or the Company to withdraw or modify, in a manner adverse to MEOA, the recommendation by the Company Board or the Company of the proposals relating to the Company Stockholder Approval set forth in the Registration Statement.

Section 5.14 MEOA Indemnification; Directors’ and Officers’ Insurance.

(a) Each Party agrees that (i) all rights to indemnification, advancement or exculpation now existing in favor of the directors and officers of each MEOA Party, as provided in the applicable MEOA Party’s Governing Documents or otherwise in effect as of immediately prior to the Effective Time, in either case, solely with respect to any matters occurring on or prior to the Effective Time shall survive the transactions contemplated by this Agreement and shall continue in full force and effect from and after the Effective Time for a period of six years and (ii) MEOA will perform and discharge, or cause to be performed and discharged, all obligations to provide such indemnity, advancement and exculpation during such six-year period. To the maximum extent permitted by applicable Law, during such six-year period, MEOA shall advance, or caused to be advanced, expenses reasonably incurred in connection with such indemnification as provided in the applicable MEOA Party’s Governing Documents or other applicable agreements as in effect immediately prior to the Effective Time. The indemnification, advancement and liability limitation or exculpation provisions of the MEOA Parties’ Governing Documents shall not, during such six-year period, be amended, repealed or otherwise modified after the Effective Time in any manner that would materially and adversely affect the rights thereunder of individuals who, as of immediately prior to the Effective Time, or at any time prior to such time, were directors or officers of any MEOA Party (the “MEOA D&O Persons”) entitled to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring on or prior to the Effective Time and relating to the fact that such MEOA D&O Person was a director or officer of any MEOA Party immediately prior to the Effective Time, unless such amendment, repeal or other modification is required by applicable Law.

(b) MEOA shall not have any obligation under this Section 5.14 to any MEOA D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such MEOA D&O Person in the manner contemplated hereby is prohibited by applicable Law.

(c) The MEOA Parties shall purchase, at or prior to the Closing, and MEOA shall maintain, or cause to be maintained, in effect for a period of six years after the Effective Time, without lapses in coverage, a “tail” policy providing directors’ and officers’ liability insurance coverage for the benefit of those Persons who are currently covered by any comparable insurance policies of the MEOA Parties as of the date of this Agreement with respect to matters occurring on or prior to the Effective Time. Such “tail” policy shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the insured than) the coverage provided under the MEOA Parties’ directors’ and officers’ liability insurance policies as of the date of this Agreement.

(d) If MEOA or any of its successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger, or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of MEOA shall assume all of the obligations set forth in this Section 5.14.

Annex A-1-55

(e) The MEOA D&O Persons entitled to the indemnification, liability limitation, exculpation and insurance set forth in this Section 5.14 are intended to be third-party beneficiaries of this Section 5.14. This Section 5.14 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of MEOA.

Section 5.15 Company Indemnification; Directors’ and Officers’ Insurance.

(a) Each Party agrees that (i) all rights to indemnification, advancement or exculpation now existing in favor of the directors and officers of the Group Companies, as provided in the Group Companies’ Governing Documents or otherwise in effect as of immediately prior to the Effective Time, in either case, solely with respect to any matters occurring on or prior to the Effective Time, shall survive the transactions contemplated by this Agreement and shall continue in full force and effect from and after the Effective Time for a period of six years and (ii) MEOA will cause the applicable Group Companies to perform and discharge all obligations to provide such indemnity, advancement and exculpation during such six-year period. To the maximum extent permitted by applicable Law, during such six-year period, MEOA shall cause the applicable Group Companies to advance expenses reasonably incurred in connection with such indemnification as provided in the Group Companies’ Governing Documents or other applicable agreements in effect as of immediately prior to the Effective Time. The indemnification, advancement and liability limitation or exculpation provisions of the Group Companies’ Governing Documents shall not, during such six-year period, be amended, repealed or otherwise modified after the Effective Time in any manner that would materially and adversely affect the rights thereunder of individuals who, as of the Effective Time or at any time prior to the Effective Time, were directors or officers of the Group Companies (the “Company D&O Persons”) entitled to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring prior to Closing and relating to the fact that such Company D&O Person was a director or officer of any Group Company prior to the Effective Time, unless such amendment, repeal or other modification is required by applicable Law.

(b) None of MEOA or the Group Companies shall have any obligation under this Section 5.15 to any Company D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such Company D&O Person in the manner contemplated hereby is prohibited by applicable Law.

(c) The Company shall purchase, at or prior to the Closing, and MEOA shall maintain, or cause to be maintained, in effect for a period of six years after the Effective Time, without lapses in coverage, a “tail” policy providing directors’ and officers’ liability insurance coverage for the benefit of those Persons who are currently covered by any comparable insurance policies of the Group Companies as of the date of this Agreement with respect to matters occurring on or prior to the Effective Time. Such “tail” policy shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the insured than) the coverage provided under the Group Companies’ directors’ and officers’ liability insurance policies as of the date of this Agreement.

(d) If MEOA or any of its successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of MEOA shall assume all of the obligations set forth in this Section 5.15.

(e) The Company D&O Persons entitled to the indemnification, liability limitation, exculpation and insurance set forth in this Section 5.15 are intended to be third-party beneficiaries of this Section 5.15. This Section 5.15 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of MEOA.

Section 5.16 Post-Closing Directors and Officers.

(a) MEOA shall take all such action within its power as may be necessary or appropriate such that effective immediately after the Effective Time (i) the MEOA Board shall initially consist of five directors, which shall be divided into three classes, designated Class I, II and III, with Class I consisting of one director, Class II consisting of one director and Class III consisting of two directors; (ii) the members of the MEOA Board are the individuals determined in accordance with Section 5.16(b); (iii) the members of the compensation

Annex A-1-56

committee, audit committee and nominating committee of the MEOA Board are the individuals determined in accordance with Section 5.16(c); and (iv) the officers of MEOA (the “Officers”) are the individuals determined in accordance with Section 5.16(d).

(b) The MEOA Board immediately after the Effective Time shall consist of five individuals in accordance with Section 2.1(a)(v). Furthermore, immediately after the Effective Time, MEOA shall form a strategic advisory committee, which shall consist of the two individuals identified on Section 5.16(b) of the Company Disclosure Schedules plus an additional individual to be designated by the Sponsor.

(c) Prior to the mailing of the Registration Statement / Proxy Statement to the Pre-Closing MEOA Holders, the Company and MEOA shall mutually agree to each director that will serve on the compensation committee, the audit committee and the nominating committee of the MEOA Board immediately after the Effective Time, based on the qualifications of each director, subject to applicable listing rules of Nasdaq and applicable Law.

(d) The individuals identified on Section 5.16(d) of the Company Disclosure Schedules shall be the Officers immediately after the Effective Time, with each such individual holding the title set forth opposite his or her name. In the event that such individuals identified on Section 5.16(d) of the Company Disclosure Schedules is unwilling or unable (whether due to death, disability, termination of service or otherwise) to serve as an Officer, then, prior to the mailing of the Registration Statement/Proxy Statement to the Pre-Closing MEOA Holders, the Company may in its sole discretion replace such individual with another individual to serve as such Officer by amending Section 5.16(d) of the Company Disclosure Schedules to include such replacement individual as such Officer.

Section 5.17 PCAOB Financials.

(a) As promptly as reasonably practicable, but in no event later than September 15, 2022, the Company shall deliver to MEOA any audited or unaudited consolidated balance sheets of the Company and the related audited or unaudited consolidated statements of operations, stockholders’ deficit and cash flows of the Company as of and for a year-to-date period ended as of the end of any other different fiscal quarter (and as of and for the same period from the previous fiscal year) or fiscal year (and as of and for the prior fiscal quarter) and any required pro forma financial statements relating to any of the Group Companies, in each case, that are required to be included in the Registration Statement/Proxy Statement. All such financial statements, together with any audited or unaudited consolidated balance sheet and the related audited or unaudited consolidated statements of operations, stockholders’ deficit and cash flows of the Company as of and for a year-to-date period ended as of the end of a different fiscal quarter (and as of and for the same period from the previous fiscal year) or fiscal year (and as of and for the prior fiscal quarter) that is required to be included in the Registration Statement/Proxy Statement (A) will fairly present in all material respects the consolidated financial position of the Company as at the date thereof, and the results of its operations, stockholders’ equity and cash flows for the respective periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (B) will be prepared in conformity with GAAP applied on a consistent basis during the periods involved (except, in the case of any audited financial statements, as may be indicated in the notes thereto and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (C) in the case of any audited financial statements, will be audited by a PCAOB-registered accounting firm that will confirm that the audit was conducted in accordance with the standards of the PCAOB, and (D) will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X).

(b) The Company shall use its reasonable best efforts (i) to assist, upon advance written notice, during normal business hours and in a manner such as to not unreasonably interfere with the normal operation of any member of such Group Company, MEOA in causing to be prepared in a timely manner any other financial information or statements (including customary pro forma financial statements) that are required to be included in the Registration Statement and any other filings to be made by MEOA with the SEC in connection with the transactions contemplated by this Agreement or any Ancillary Document, and (ii) to obtain the consents of its auditors with respect thereto as may be required by applicable Law or requested by the SEC.

Annex A-1-57

Section 5.18 MEOA Incentive Equity Plan.

(a) Prior to the effectiveness of the Registration Statement, the MEOA Board shall approve and adopt an equity incentive plan, in substantially the form attached hereto as Exhibit F and with any changes or modifications thereto as the Company and MEOA may mutually agree (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or MEOA, as applicable) (the “MEOA Incentive Equity Plan”), in the manner prescribed under applicable Laws, effective as of one day prior to the Closing Date, reserving for grant thereunder an initial number of MEOA Shares equal to 10% of the fully diluted MEOA Shares as of immediately following the Effective Time, including the MEOA Shares issuable upon the exercise of Rollover Warrants.

(b) Prior to the effectiveness of the Registration Statement, the MEOA Board shall approve the assumption by MEOA of the Company Equity Plans, which shall reflect that no further grants will be made on or after the Effective Time and such other changes as the Company and MEOA may mutually agree (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or MEOA, as applicable) (the “Adopted Incentive Equity Plans”), in the manner prescribed under applicable Laws, effective as of one day prior to the Closing Date, reserving for grant thereunder the number of MEOA Shares that will be subject to the Rollover Options, as set forth on the Allocation Schedule.

Section 5.19 FIRPTA Certificates. At or prior to the Closing, the Company shall deliver, or cause to be delivered, to MEOA (a) a certificate, duly executed by the Company, complying with Treasury Regulations Section 1.1445-2(c)(3), together with evidence that the Company has provided notice to the Internal Revenue Service in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2), in each case, in a form and substance reasonably acceptable to MEOA and (b) an IRS Form W-9 duly executed by the Company.

Section 5.20 Compliance with International Trade & Anti-Corruption Laws.

(a) Within 90 days from the Closing, the Company shall implement appropriate controls reasonably designed to promote compliance by each Group Company and their respective Representatives with Sanctions and Export Control Laws, Anti-Corruption Laws, and Anti-Money Laundering Laws.

(b) Following the Effective Time, the Group Companies shall not knowingly, directly or indirectly use or contribute the proceeds from any funds provided by MEOA or the Sponsor for any purpose that would breach the Sanctions and Export Control Laws, Anti-Corruption Laws, or Anti-Money Laundering Laws.

Section 5.21 Section 280G of the Code. To the extent applicable, each Company Party shall (a) use its reasonable commercial efforts to secure from any Person who (i) is a “disqualified individual” (as defined in Section 280G of the Code) and (ii) has a right or potential right to any payments and/or benefits in connection with the transactions contemplated by this Agreement that could be deemed to constitute “parachute payments” pursuant to Section 280G of the Code, a waiver of all or a portion of such Person’s rights to any such payments and/or benefits, such that all remaining payments and/or benefits applicable to such Person shall not be deemed to be “parachute payments” pursuant to Section 280G of the Code (the “Waived 280G Benefits”), and (b) for all such obtained waivers, submit for approval by the respective Company Party’s stockholders the Waived 280G Benefits, to the extent and in the manner required under Sections 280G(b)(5)(A)(ii) and 280G(b)(5)(B) of the Code. No later than five Business Days before the Closing Date, the Company Parties shall provide to Parent or its counsel drafts of the consent, waiver, disclosure statement and calculations necessary to effectuate the approval process and shall consider in good faith Parent’s comments. Prior to the Closing Date, to the extent applicable, the Company Party shall deliver to Parent evidence that (x) a vote of the respective Company Party’s stockholders was received in conformance with Section 280G of the Code and the regulations thereunder, or (y) such requisite Company Party stockholder approval has not been obtained with respect to the Waived 280G Benefits, and, as a consequence, the Waived 280G Benefits have not been and shall not be paid or provided.

Section 5.22 Covenants Regarding Post Road Group. The Company shall cause Post Road Administrative LLC and its affiliate Post Road Special Opportunity Fund II LP (collectively, “Post Road”), on or prior to October 15, 2022, to enter into a written agreement with the Company (or its applicable Subsidiaries) that is reasonably satisfactory to MEOA (such agreement, the “PRG Resolution Agreement”), provided that MEOA does not act unreasonably in making its determination as to its satisfaction, pursuant to which PRG Resolution Agreement: (i) the breaches, if any, of the financial covenants and non-financial covenants contained in the Credit Agreement between and among T3 Communications, Inc. (“T3 Nevada”), T3 Nevada’s subsidiaries and Post Road (the “Credit Agreement”; and

Annex A-1-58

such defaults, the “PRG Credit Agreement Defaults”), are resolved to the reasonable satisfaction of MEOA; (ii) Post Road agrees to forbear from exercising its rights and remedies with regard to the PRG Credit Agreement Defaults until the Closing Date; and (iii) Post Road provides (whether in such PRG Resolution Agreement or in documents or instruments to be delivered concurrently the execution and delivery thereof) such consents as may be required under the Credit Agreement (and any other agreements or instruments that were entered into or issued in connection therewith) in connection with transactions contemplated by this Agreement. It is expressly hereby acknowledged and agreed that the PRG Resolution Agreement shall not provide Post Road with a right, exercisable in its sole discretion, to convert all or any portion of the indebtedness owed by the Company or any of its Subsidiaries to Post Road pursuant to the Credit Agreement into Company Shares or MEOA Shares (or securities exercisable for or convertible into Company Shares or MEOA Shares, or the securities of the any of the Subsidiaries of the Company or MEOA) prior to or following the Closing Date.

Section 5.23 Covenants Regarding Extension of Business Combination Period. If the Closing shall not be consummated on or prior to November 30, 2022, MEOA shall take such actions as are reasonably necessary pursuant to the Trust Agreement and MEOA’s Governing Documents to extend the period of time for it to complete an initial business combination for an additional period of three months, including providing any required notices to the Trustee. So long as MEOA takes such actions as are described in the immediately preceding sentence, and provides written notice thereof to the Company not less than two (2) Business Days prior to November 30, 2022, the Company shall unconditionally be required to, and hereby agrees that it shall, deposit into the Trust Account, not later than November 30, 2022, such funds as are required pursuant to the Trust Agreement and MEOA’s Governing Documents to extend the period of time for MEOA to complete an initial business combination for an additional period of three months; provided however, that the Company’s payment of such funds as are required to extend the period of time to complete the initial business combination as provided herein shall not be or be deemed to be prohibited by or a breach of the Company’s obligations under Section 5.1 or any other section of this Agreement.

Section 5.24 Employment Agreements. Following the Closing, MEOA shall enter into employment agreements between MEOA and each of Arthur L. Smith, Craig K. Clement and Antonio Estrada Jr. (which new employment agreements shall supersede the existing employment agreements between the Company and such individuals), to be approved by the Board of Directors of MEOA (and the compensation committee thereof) following the Closing, containing substantially the same terms as are contained in the existing employment agreements between each such individual and the Company, including titles, responsibilities, compensation terms, severance and restrictive covenants, provided, that, notwithstanding the foregoing, such employment agreements shall provide for (i) increases in the base salaries of each of Messrs. Smith and Estrada to be consistent with market standards applicable to the position in which each such individual serves following the Closing, (ii) maintenance of the existing bonus structures presently provided for each of such individual’s respective employment agreement, and (iii) preservation of the severance provisions presently included in the existing employment agreements of each such individual.

Article 6
CONDITIONS TO CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED
BY THIS AGREEMENT

Section 6.1 Conditions to the Obligations of the Parties. The obligations of the Parties to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, waiver, at or prior to the Closing Date, by the Party for whose benefit such condition exists of the following conditions:

(a) the applicable waiting period under the HSR Act relating to the transactions contemplated by this Agreement shall have expired or been terminated and any other required regulatory approvals applicable to the transactions contemplated by this Agreement and the Ancillary Agreements shall have been obtained and shall remain in full force and effect;

(b) (i) all shares of the Company Series C Preferred Stock shall have been exchanged for Restricted Shares, and no shares of the Company Series C Preferred Stock shall be outstanding, and (ii) all shares of the Company Series F Preferred Stock shall have been redeemed by the Company at a redemption price of $0.01 per share, and no shares of the Company Series F Preferred Stock shall be outstanding;

(c) no Order or Law issued by any court of competent jurisdiction or other Governmental Entity or other legal restraint or prohibition preventing the consummation of the transactions contemplated by this Agreement shall be pending or in effect;

Annex A-1-59

(d) the Registration Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC and shall remain in effect with respect to the Registration Statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC and remain pending;

(e) MEOA’s initial listing application with Nasdaq in connection with the transactions contemplated by this Agreement shall have been approved and, immediately following the Effective Time, MEOA shall satisfy any applicable initial and continuing listing requirements of Nasdaq, and MEOA shall not have received any notice of non-compliance therewith that has not been cured or would not be cured at or immediately following the Effective Time, and the MEOA Shares to be issued pursuant to the Merger and the transactions contemplated by this Agreement shall have been approved for listing on Nasdaq;

(f) the MEOA Board shall consist of the number of directors, and be comprised of the individuals, determined pursuant to Section 5.16(a) and Section 5.16(b);

(g) the Required MEOA Stockholder Approval shall have been obtained; and

(h) the Company Stockholder Approval shall have been obtained.

Section 6.2 Other Conditions to the Obligations of the MEOA Parties. The obligations of the MEOA Parties to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, waiver, at or prior to the Closing Date, by MEOA (on behalf of itself and the other MEOA Parties) of the following further conditions:

(a) (i) the Company Fundamental Representations shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth herein) in all respects (except for de minimis inaccuracies) as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects (except for de minimis inaccuracies) as of such earlier date); and (ii) the representations and warranties of the Company set forth in Article 3 (other than the Company Fundamental Representations) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth herein) in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause a Company Material Adverse Effect;

(b) the Company shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by the Company under this Agreement at or prior to the Closing;

(c) since the date of this Agreement, no Company Material Adverse Effect has occurred that is continuing;

(d) at or prior to the Closing, the Company shall have delivered, or caused to be delivered, to MEOA:

(i) a certificate duly executed by an authorized officer of the Company, dated as of the Closing Date, to the effect that the conditions specified in Section 6.2(a), Section 6.2(b) and Section 6.2(c) are satisfied, in a form and substance reasonably satisfactory to MEOA; and

(ii) a certificate of the secretary or equivalent officer of each of the Company Parties certifying that attached thereto are true, correct and complete copies of all resolutions adopted by the board of directors or equivalent body of each of the Company Parties authorizing the execution, delivery, and performance of this Agreement and the transactions contemplated by this Agreement, and that all such resolutions are in full force and effect and are all of the resolutions adopted in connection with the transactions contemplated by this Agreement;

Annex A-1-60

(e) the Company shall have delivered to MEOA a good standing certificate (or similar documents applicable for such jurisdictions) for each Group Company certified as of a date no earlier than 10 days prior to the Closing Date from the proper governmental authority of each such Group Company’s jurisdiction of organization and from each other jurisdiction in which each such Group Company is qualified to do business as a foreign entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions;

(f) MEOA shall have repaid, or shall have irrevocably arranged to have repaid upon the Closing, any and all loans that have been made to MEOA by the Sponsor, including, without limitation, any extension loans or working capital loans, or, in lieu thereof, and with the consent of the Sponsor, such loans have been converted into warrants to purchase shares of the Class A common stock of MEOA having equivalent terms and conditions as the warrants that were issued by MEOA to investors in its initial public offering;

(g) the Company shall have provided to MEOA evidence reasonably satisfactory to MEOA of (i) the exchange, effective prior to the Closing, of all of the issued and outstanding shares of the Company Series C Preferred Stock for Restricted Shares; (ii) the redemption, effective prior to the Closing, by the Company of all of the issued and outstanding shares of the Company Series F Preferred Stock; and (iii) the exercise, effective prior to the Closing, of the warrant issued to Post Road Group for Company Shares;

(h) at or prior to the Closing, the Company shall have delivered, or caused to be delivered, to MEOA a certificate duly executed by an authorized officer of the Company, without personal liability, that, to the best of his or her knowledge, information and belief, (i) the information delivered pursuant to clauses (a), (b) and (c) of Section 2.3 is true and correct in all respects and (ii) the Company has performed, or otherwise complied with, as applicable, its covenants and agreements set forth in Section 2.1(d);

(i) on the date of this Agreement, the Company shall have delivered, or caused to be delivered, to MEOA, waivers in the form of Exhibit G attached hereto duly executed by each of Arthur Smith, Craig Clement, Antonio Estrada and Felipe Lahrssen whereby each such individual waives any entitlement to claim that the consummation of the transactions contemplated by this Agreement, including the Merger, constitutes “Good Reason” as defined in the existing employment agreements that such individual has entered into with the Company or any of its Subsidiaries;

(j) at or prior to the Closing, MEOA shall have received from each Supporting Company Stockholder a lock-up agreement as contemplated by Section 2(c) of the Transaction Support Agreement between such Supporting Company Stockholder and MEOA (which lock-up period, for the avoidance of doubt, shall last for not less than 180 days from the Closing Date); and

(k) at or prior to Closing, the Company shall have delivered, or caused to be delivered, to MEOA a duly executed copy of the PRG Resolution Agreement.

Section 6.3 Other Conditions to the Obligations of the Company. The obligations of the Company to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, waiver, at or prior to the Closing Date, by the Company of the following further conditions:

(a) (i) the MEOA Fundamental Representations shall be true and correct in all respects (except for de minimis inaccuracies) as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects (except for de minimis inaccuracies) as of such earlier date); and (ii) the representations and warranties of the MEOA Parties contained in Article 4 of this Agreement (other than the MEOA Fundamental Representations) shall be true and correct (without giving effect to any limitation as to “materiality” or “MEOA Material Adverse Effect” or any similar limitation set forth herein) in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause a MEOA Material Adverse Effect;

Annex A-1-61

(b) the MEOA Parties shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by them under this Agreement at or prior to the Closing;

(c) at or prior to the Closing, MEOA shall have delivered, or caused to be delivered, to the Company a certificate duly executed by an authorized officer of MEOA, dated as of the Closing Date, to the effect that the conditions specified in Section 6.3(a), Section 6.3(b) and Section 6.3(d) are satisfied, in a form and substance reasonably satisfactory to the Company; and

(d) MEOA shall have delivered to the Company a good standing certificate (or similar documents applicable for such jurisdictions) for MEOA and Merger Sub certified as of a date no earlier than 10 days prior to the Closing Date from the Secretary of State of the State of Delaware.

Section 6.4 Frustration of Closing Conditions. The Company may not rely on the failure of any condition set forth in this Article 6 to be satisfied if such failure was proximately caused by the Company’s failure to use reasonable best efforts to cause the Closing to occur, as required by Section 5.2. None of the MEOA Parties may rely on the failure of any condition set forth in this Article 6 to be satisfied if such failure was proximately caused by a MEOA Party’s failure to use reasonable best efforts to cause the Closing to occur, as required by Section 5.2.

Article 7
TERMINATION

Section 7.1 Termination. This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Closing:

(a) by mutual written consent of MEOA and the Company;

(b) by MEOA, if any of the representations or warranties set forth in Article 3 shall not be true and correct or if the Company has failed to perform any covenant or agreement on the part of the Company set forth in this Agreement (including an obligation to consummate the Closing) such that the conditions to Closing set forth in either Section 6.2(a) or Section 6.2(b) could not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) 30 days after written notice thereof is delivered to the Company by MEOA, and (ii) the Termination Date; provided, however, that none of the MEOA Parties is then in breach of this Agreement so as to prevent the conditions to Closing set forth in either Section 6.3(a) or Section 6.3(b) from being satisfied;

(c) by the Company, if any of the representations or warranties set forth in Article 4 shall not be true and correct or if any MEOA Party has failed to perform any covenant or agreement on the part of such applicable MEOA Party set forth in this Agreement (including an obligation to consummate the Closing) such that the conditions to Closing set forth in either Section 6.3(a) or Section 6.3(b) could not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) 30 days after written notice thereof is delivered to MEOA by the Company and (ii) the Termination Date; provided, however, the Company is not then in breach of this Agreement so as to prevent the conditions to Closing set forth in Section 6.2(a) or Section 6.2(b) from being satisfied;

(d) by either MEOA or the Company, if the transactions contemplated by this Agreement shall not have been consummated on or prior to February 25, 2023 (the “Termination Date”); provided, that (i) the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to MEOA if any MEOA Party’s breach of any of its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date, and (ii) the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to the Company if the Company’s breach of its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date;

(e) by either MEOA or the Company, if any Governmental Entity shall have issued an Order or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by this Agreement and such Order or other action shall have become final and non-appealable;

Annex A-1-62

(f) by either MEOA or the Company if the MEOA Stockholders Meeting has been held (including any adjournment thereof), has concluded, MEOA’s stockholders have duly voted and the Required MEOA Stockholder Approval was not obtained;

(g) by MEOA, if the Company does not deliver, or cause to be delivered, to MEOA (i) a Transaction Support Agreement duly executed by each of the Company Stockholders identified on Schedule I, in accordance with Section 5.13(a) and Schedule I, on or prior to the Transaction Support Agreement Deadline applicable to each such Company Stockholder; provided, that MEOA shall not unreasonably enforce its termination rights pursuant to this Section 7.1(g)(i) (and no termination fee shall be payable by the Company in the event that MEOA unreasonably enforces its termination rights pursuant to this Section 7.1(g)(i)), or (ii) the Company Stockholders Meeting has been held (including any adjournment thereof), has concluded, the Company Stockholders have duly voted and the Company Stockholder Approval was not obtained;

(h) by MEOA, if the Company does not deliver, or cause to be delivered, to MEOA a duly executed copy of the PRG Resolution Agreement on or prior to October 15, 2022;

(i) by the Company should MEOA not have timely taken such actions as are reasonably necessary pursuant to the Trust Agreement and the Governing Documents of MEOA to extend the period of time for it to complete an initial business combination for an additional period of three months from November 30, 2022; provided, that it is understood and agreed that, as per Section 5.23, it shall be the obligation of the Company to timely make the deposit into the Trust Account in connection with such extension, and the Company shall not have a right to terminate this Agreement pursuant to this Section 7.1(i) as a result of the Company’s failure to make such deposit; and

(j) by MEOA should the Company not deposit into the Trust Account in a timely manner the funds necessary to extend the period for MEOA to complete an initial business combination for an additional period of three months from November 30, 2022, in accordance with, and as required pursuant to, Section 5.23; and

(k) by MEOA should: (i) Nasdaq not approve the initial listing application for the combined company with Nasdaq in connection with the transactions contemplated by this Agreement; (ii) the combined company not have satisfied all applicable initial listing requirements of Nasdaq; or (iii) the common stock of the combined company not have been approved for listing on Nasdaq prior to the Closing Date.

Section 7.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 7.1, this entire Agreement shall forthwith become void (and there shall be no Liability or obligation on the part of the Parties and their respective Non-Party Affiliates) with the exception of Section 5.3(a), this Section 7.2, Article 8 and Article 1 (to the extent related to the foregoing), each of which shall survive such termination and remain valid and binding obligations of the Parties, and the Confidentiality Agreement, which shall survive such termination and remain valid and binding obligations of the parties thereto; provided, that if MEOA shall terminate this Agreement pursuant to Section 7.1(b) (due to the failure by the Company to perform any covenant or agreement on the part of the Company set forth in this Agreement, including an obligation to consummate the Closing), Section 7.1(g), Section 7.1(h), Section 7.1(j) or Section 7.1(k), or if MEOA shall terminate this Agreement pursuant to Section 7.1(d) for any reason other than due to the failure by the SEC to declare the Registration Statement effective on or prior to the Termination Date, or if the Company shall terminate this Agreement pursuant to Section 7.1(c) (due to the failure by MEOA to perform any covenant or agreement on the part of MEOA set forth in this Agreement, including an obligation to consummate the Closing) or Section 7.1(i) (due to failure by MEOA to timely taken such actions as are reasonably necessary pursuant to the Trust Agreement and the Governing Documents of MEOA to extend the period of time for it to complete an initial business combination for an additional period of three months from November 30, 2022), the Company shall pay to MEOA, or MEOA shall pay to the Company, as applicable, promptly following such termination, and in any event within not less than five Business Days following delivery of notice of termination, a termination fee in the amount of $2,000,000 (or, in the event of a termination by MEOA pursuant to Section 7.1(j) or Section 7.1(k), an amount equal to $1,265,000) by wire transfer of immediately funds to an account designated in writing by MEOA or the Company, as applicable (with it hereby being understood and agreed that any such fee that is payable by the Company shall be paid to Sphere 3D Corp., the majority member of the Sponsor, in advance of (and in priority to) the repayment of any Company Expenses). Each Party acknowledges that the agreements contained in this Article 7 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, no party would have entered into this Agreement; accordingly, if the Company fails to timely pay MEOA the termination fee referenced in the immediately preceding sentence, or if MEOA fails to timely pay to the Company

Annex A-1-63

the termination fee referenced in the immediately preceding sentence, as applicable, and, in order to obtain such payment, MEOA or the Company, as applicable, commences a suit that results in a judgment against the Company or MEOA, as applicable, for such termination fee, the Company or MEOA, as applicable, shall pay to MEOA or the Company, as applicable, its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest thereon at the prime rate as published in The Wall Street Journal in effect on the date such termination fee was required to be paid from such date through the date of full payment thereof. Each of the Parties acknowledges and agrees that the termination fee is not intended to be a penalty, but rather is liquidated damages in a reasonable amount that will compensate MEOA or the Company, as applicable, in the circumstances in which the termination fee is due and payable and which do not involve Fraud or willful and material breach, for the efforts and resources expended and opportunities forgone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. Notwithstanding anything to the contrary in this Agreement, in no event shall more than one termination fee be payable under this Agreement, and, upon payment of the termination fee, the Company (and its Affiliates and its and their respective directors, officers, employees, stockholders and representatives) shall have no further liability to MEOA, or MEOA (and its Affiliates and its and their respective directors, officers, employees, stockholders and representatives) shall have no further liability to the Company, as applicable, under this Agreement. Each of the Parties acknowledges and agrees that the termination fee, if paid to MEOA or the Company, as applicable, shall be treated as liquidated damages that are capital in nature to which Section 1234A of the Code applies. Notwithstanding the foregoing or anything to the contrary herein, the termination of this Agreement pursuant to Section 7.1 shall not affect (i) any Liability on the part of any Party for any Willful Breach of any covenant or agreement set forth in this Agreement prior to such termination or Fraud or (ii) any Person’s Liability under any Confidentiality Agreement, any Transaction Support Agreement or the Sponsor Letter Agreement to which he, she or it is a party to the extent arising from a claim against such Person by another Person party to such agreement on the terms and subject to the conditions thereunder.

Article 8
MISCELLANEOUS

Section 8.1 Non-Survival. Other than as otherwise provided in the last sentence of this Section 8.1, each of the representations and warranties, and each of the agreements and covenants (to the extent such agreement or covenant contemplates or requires performance at or prior to the Effective Time), of the Parties set forth in this Agreement, shall terminate at the Effective Time, such that no claim for breach of any such representation, warranty, agreement or covenant, detrimental reliance or other right or remedy (whether in contract, in tort, at law, in equity or otherwise) may be brought with respect thereto after the Effective Time against any Party, any Company Non-Party Affiliate or any MEOA Non-Party Affiliate, in each case, except in the case of and without in any way limiting any remedies available with regard to Fraud. Each covenant and agreement contained herein that, by its terms, expressly contemplates performance after the Effective Time shall so survive the Effective Time in accordance with its terms, and each covenant and agreement contained in any Ancillary Document that, by its terms, expressly contemplates performance after the Effective Time shall so survive the Effective Time in accordance with its terms and any other provision in any Ancillary Document that expressly survives the Effective Time shall so survive the Effective Time in accordance with the terms of such Ancillary Document.

Section 8.2 Entire Agreement; Assignment. This Agreement (together with the Ancillary Documents) constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. This Agreement may not be assigned by any Party (whether by operation of law or otherwise) without the prior written consent of (a) MEOA and the Company prior to Closing, and (b) MEOA and the Sponsor after the Closing. Any attempted assignment of this Agreement not in accordance with the terms of this Section 8.2 shall be void.

Section 8.3 Amendment. This Agreement may be amended or modified only by a written agreement executed and delivered by (a) MEOA and the Company prior to the Closing, and (b) MEOA and the Sponsor after the Closing. This Agreement may not be modified or amended except as provided in the immediately preceding sentence and any purported amendment by any Party or Parties effected in a manner which does not comply with this Section 8.3 shall be void, ab initio.

Annex A-1-64

Section 8.4 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by e-mail (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the e-mail was sent to the intended recipient thereof without an “error” or similar message that such e-mail was not received by such intended recipient)), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Parties as follows:

(a)     If to any MEOA Party prior to the Effective Time, to:

(b)    Minority Equality Opportunities Acquisition Inc.

100 Executive Court
Waxahachie, Texas 75165
Attention: Shawn D. Rochester
E-mail: srochester@meoaus.com

with a copy (which shall not constitute notice) to:

Pryor Cashman LLP
7 Times Square
New York, NY 10036
Attention: M. Ali Panjwani, Esq.
E-mail: Ali.Panjwani@pryorcashman.com

(c)     If to the Company or to any MEOA Party after the Effective Time, to:

Digerati Technologies, Inc.
825 W. Bitters, Suite 104
San Antonio, TX 78216
Attention: Arthur L. Smith
Email: a.smith@t3com.net

with a copy (which shall not constitute notice) to:

Lucosky Brookman LLP
101 Wood Avenue South, 5th Floor
Woodbridge, New Jersey 08830
Attention: Steven A. Lipstein, Esq.
E-mail: slipstein@lucbro.com
Attention: Joseph M. Lucosky, Esq.
Email: jlucosky@lucbro.com

or to such other address as the Party to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

Section 8.5 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware.

Section 8.6 Fees and Expenses. Except as otherwise set forth in this Agreement, all fees and expenses incurred in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the Party incurring such fees or expenses; provided that, for the avoidance of doubt, (a) if this Agreement is terminated in accordance with its terms, the Company shall pay, or cause to be paid, all Unpaid Company Expenses and MEOA shall pay, or cause to be paid, all Unpaid MEOA Expenses and (b) if the Closing occurs, then MEOA shall pay, or cause to be paid, all Unpaid Company Expenses and all Unpaid MEOA Expenses.

Annex A-1-65

Section 8.7 Construction; Interpretation. The term “this Agreement” means this Business Combination Agreement together with the Schedules and Exhibits hereto, as the same may from time to time be amended, modified, supplemented or restated in accordance with the terms hereof. The headings set forth in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. No Party, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions hereof, and all provisions of this Agreement shall be construed according to their fair meaning and not strictly for or against any Party. Unless otherwise indicated to the contrary herein by the context or use thereof: (a) the words, “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole, including the Schedules and Exhibits, and not to any particular section, subsection, paragraph, subparagraph or clause set forth in this Agreement; (b) masculine gender shall also include the feminine and neutral genders, and vice versa; (c) words importing the singular shall also include the plural, and vice versa; (d) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation”; (e) references to “$” or “dollar” or “US$” shall be references to United States dollars; (f) the word “or” is disjunctive but not necessarily exclusive; (g) the words “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (h) the word “day” means calendar day unless Business Day is expressly specified; (i) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (j) all references to Articles, Sections, Exhibits or Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement; (k) the words “provided” or “made available” or words of similar import (regardless of whether capitalized or not) shall mean, when used with reference to documents or other materials required to be provided or made available to MEOA, any documents or other materials posted to the electronic data room located at [•] under the project name “Digerati” as of 5:00 p.m., Eastern Time, at least one day prior to the date of this Agreement; (1) all references to any Law will be to such Law as amended, supplemented or otherwise modified or re-enacted from time to time; and (m) all references to any Contract are to that Contract as amended or modified from time to time in accordance with the terms thereof (subject to any restrictions on amendments or modifications set forth in this Agreement). If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter.

Section 8.8 Exhibits and Schedules. All Exhibits and Schedules, or documents expressly incorporated into this Agreement, are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement. The Schedules shall be arranged in sections and subsections corresponding to the numbered and lettered Sections and subsections set forth in this Agreement. Any item disclosed in the Company Disclosure Schedules or in the MEOA Disclosure Schedules corresponding to any Section or subsection of Article 3 (in the case of the Company Disclosure Schedules) or Article 4 (in the case of the MEOA Disclosure Schedules) shall be deemed to have been disclosed with respect to every other section and subsection of Article 3 (in the case of the Company Disclosure Schedules) or Article 4 (in the case of the MEOA Disclosure Schedules), as applicable, where the relevance of such disclosure to such other Section or subsection is reasonably apparent on the face of the disclosure. The information and disclosures set forth in the Schedules that correspond to the section or subsections of Article 3 or Article 4 may not be limited to matters required to be disclosed in the Schedules, and any such additional information or disclosure is for informational purposes only and does not necessarily include other matters of a similar nature.

Section 8.9 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party and its successors and permitted assigns and, except as provided in Section 5.15, Section 5.16 and the two subsequent sentences of this Section 8.9, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement. The Sponsor shall be an express third-party beneficiary of Section 8.2, Section 8.3, Section 8.14 and this Section 8.9 (to the extent related to the foregoing). Each of the Non-Party Affiliates shall be an express third-party beneficiary of Section 8.13 and this Section 8.9 (to the extent related to the foregoing).

Section 8.10 Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Annex A-1-66

Section 8.11 Counterparts; Electronic Signatures. This Agreement and each Ancillary Document (including any of the closing deliverables contemplated hereby) may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement or any Ancillary Document (including any of the closing deliverables contemplated hereby) by e-mail, or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement or any such Ancillary Document.

Section 8.12 Knowledge of Company; Knowledge of MEOA. For all purposes of this Agreement, the phrase “to the Company’s knowledge” and “known by the Company” and any derivations thereof shall mean as of the applicable date, the actual knowledge of the individuals set forth on Section 8.12(a) of the Company Disclosure Schedules, after reasonable due inquiry of his or her direct reports. For all purposes of this Agreement, the phrase “to MEOA’s knowledge” and “to the knowledge of MEOA” and any derivations thereof shall mean as of the applicable date, the actual knowledge of the individuals set forth on Section 8.12(b) of the MEOA Disclosure Schedules, after reasonable due inquiry of his or her direct reports. For the avoidance of doubt, none of the individuals set forth on Section 8.12(a) of the Company Disclosure Schedules or Section 8.12(b) of the MEOA Disclosure Schedules shall have any personal Liability or obligations regarding such knowledge.

Section 8.13 No Recourse. Except for claims pursuant to any Ancillary Document by any party(ies) thereto against any Company Non-Party Affiliate or any MEOA Non-Party Affiliate (each, a “Non-Party Affiliate”), and then solely with respect to claims against the Non-Party Affiliates that are party to the applicable Ancillary Document, each Party agrees on behalf of itself and on behalf of the Company Non-Party Affiliates, in the case of the Company, and the MEOA Non-Party Affiliates, in the case of MEOA, that (a) this Agreement may only be enforced against, and any action for breach of this Agreement may only be made against, the Parties, and no claims of any nature whatsoever arising under or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby shall be asserted against any Non-Party Affiliate, and (b) none of the Non-Party Affiliates shall have any Liability arising out of or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by the Company, MEOA or any Non-Party Affiliate concerning any Group Company, any MEOA Party, this Agreement or the transactions contemplated hereby.

Section 8.14 Extension; Waiver. The Company prior to the Closing, and the Company and the Sponsor after the Closing, may (a) extend the time for the performance of any of the obligations or other acts of the MEOA Parties set forth herein, (b) waive any inaccuracies in the representations and warranties of the MEOA Parties set forth herein or (c) waive compliance by the MEOA Parties with any of the agreements or conditions set forth herein. MEOA may (i) extend the time for the performance of any of the obligations or other acts of the Company, set forth herein, (ii) waive any inaccuracies in the representations and warranties of the Company set forth herein or (iii) waive compliance by the Company with any of the agreements or conditions set forth herein. Any agreement on the part of any such Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any Party to assert any of its rights hereunder shall not constitute a waiver of such rights.

Section 8.15 Waiver of Jury Trial. THE PARTIES EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING, CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR UNDER ANY ANCILLARY DOCUMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY ANCILLARY DOCUMENT OR ANY OF THE TRANSACTIONS RELATED HERETO OR THERETO OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH PROCEEDING, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER

Annex A-1-67

PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.15.

Section 8.16 Submission to Jurisdiction. Each of the Parties irrevocably and unconditionally submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction, any state or federal court within the State of Delaware), for the purposes of any Proceeding, claim, demand, action or cause of action (a) arising under this Agreement or under any Ancillary Document or (b) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Document or any of the transactions contemplated hereby or any of the transactions contemplated thereby, and irrevocably and unconditionally waives any objection to the laying of venue of any such Proceeding in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding has been brought in an inconvenient forum. Each Party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Proceeding claim, demand, action or cause of action against such Party (i) arising under this Agreement or under any Ancillary Document or (ii) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Document or any of the transactions contemplated hereby or any of the transactions contemplated thereby, (A) any claim that such Party is not personally subject to the jurisdiction of the courts as described in this Section 8.16 for any reason, (B) that such Party or such Party’s property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (x) the Proceeding, claim, demand, action or cause of action in any such court is brought against such Party in an inconvenient forum, (y) the venue of such Proceeding, claim, demand, action or cause of action against such Party is improper or (z) this Agreement, or the subject matter hereof, may not be enforced against such Party in or by such courts. Each Party agrees that service of any process, summons, notice or document by registered mail to such party’s respective address set forth in Section 8.4 shall be effective service of process for any such Proceeding, claim, demand, action or cause of action.

Section 8.17 Remedies. Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their respective obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated by this Agreement) in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that the Parties shall be entitled to seek an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages and this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity. Without limiting the foregoing, each Party hereto hereby agrees that service of process upon such party in any action or proceeding contemplated by this Section shall be effective if notice is given in accordance with Section 8.4 of this Agreement.

Section 8.18 Trust Account Waiver. Reference is made to the final prospectus of MEOA, filed with the SEC (File Nos. 333-258241 and 333-259071) on August 27, 2021 (the “Prospectus”). The Company acknowledges and agrees and understands that MEOA has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of MEOA’s public stockholders (including overallotment shares acquired by MEOA’s underwriters, the “Public Stockholders”), and MEOA may disburse monies from the Trust Account only in the express circumstances described in the Prospectus. For and in consideration of MEOA entering into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company hereby agrees on behalf of itself and its Representatives that, notwithstanding

Annex A-1-68

the foregoing or anything to the contrary in this Agreement, none of the Company nor any of it Representatives does now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between MEOA or any of its Representatives, on the one hand, and, the Company or any of its Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Trust Account Released Claims”). The Company, on its own behalf and on behalf of its Representatives, hereby irrevocably waives any Trust Account Released Claims that it or any of its Representatives may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, or Contracts with MEOA or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of any agreement with MEOA or its Affiliates).

Section 8.19 Conflicts and Privilege. MEOA and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Company), hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among (x) the Sponsor, the stockholders or holders of other equity interests of MEOA, or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Surviving Company) (collectively, the “MEOA Group”), on the one hand, and (y) the Surviving Company and/or the Company or any of its Subsidiaries or Affiliates, on the other hand, Pryor Cashman LLP (“Pryor”), may represent the Sponsor and/or any other member of the MEOA Group in such dispute even though the interests of such Persons may be directly adverse to the Surviving Company, and even though such counsel may have represented MEOA in a matter substantially related to such dispute, or may be handling ongoing unrelated matters for the Surviving Company and/or the Sponsor. MEOA and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Company), further agree that, as to all legally privileged communications made prior to the Closing (in each case to the extent made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Proceeding arising out of or relating to, this Agreement, any Ancillary Documents or the transactions contemplated hereby or thereby) between or among MEOA, the Sponsor and/or any other member of the MEOA Group, on the one hand, and Pryor, on the other hand (the “Pryor Privileged Communications”), the attorney/client privilege, attorney work-product protection, and the expectation of client confidence shall survive the Merger and belong to the MEOA Group after the Closing, and shall not pass to or be claimed or controlled by the Surviving Company. Notwithstanding the foregoing, any privileged communications or information shared by the Company prior to the Closing with MEOA or the Sponsor under a common interest agreement shall remain the privileged communications or information of the Surviving Company. MEOA and the Company, together with any of their respective Affiliates, Subsidiaries, successors or assigns, agree that no Person other than the MEOA Group may use or rely on any of the Pryor Privileged Communications, whether located in the records or email server of MEOA, Surviving Company or their respective Subsidiaries, in any Proceeding against or involving any of the parties after the Closing, and MEOA and the Company agree not to assert that any privilege has been waived as to the Pryor Privileged Communications, by virtue of the Merger.

* * * * *

Annex A-1-69

IN WITNESS WHEREOF, each of the Parties has caused this Business Combination Agreement to be duly executed on its behalf as of the day and year first above written.

MINORITY EQUALITY OPPORTUNITIES ACQUISITION INC.
By:	/s/ Shawn D. Rochester
	Name:	Shawn D. Rochester
	Title:	President & CEO
MEOA MERGER SUB, INC.
By:	/s/ Shawn D. Rochester
	Name:	Shawn D. Rochester
	Title:	President
DIGERATI TECHNOLOGIES, INC.
By:	/s/ Arthur L. Smith
	Name:	Arthur L. Smith
	Title:	President & CEO

Annex A-1-70

SCHEDULE I

List of Supporting Company Stockholders to Deliver Transaction Support Agreements

To be delivered concurrent herewith:

•     Arthur L. Smith (for the avoidance of doubt, Transaction Support Agreement to cover the Series F Super Voting Preferred Stock, and any shares of the Company issued in respect thereof, as well as any other securities of the Company held directly or indirectly by Mr. Smith (including securities issued upon conversion or exchange of the Series C Preferred Stock))

•     Antonio Estrada Jr. (for the avoidance of doubt, Transaction Support Agreement to cover the Series F Super Voting Preferred Stock, and any shares of the Company issued in respect thereof, as well as any other securities of the Company held directly or indirectly by Mr. Estrada (including securities issued upon conversion or exchange of the Series C Preferred Stock))

•     Craig K. Clement (for the avoidance of doubt, Transaction Support Agreement to cover the Series F Super Voting Preferred Stock, and any shares of the Company issued in respect thereof, as well as any other securities of the Company held directly or indirectly by Mr. Clement (including securities issued upon conversion or exchange of the Series C Preferred Stock))

To be delivered on or prior to October 15, 2022:

Post Road Special Opportunity Fund II LP/Post Road Special Opportunity Fund II Offshore LP

To be delivered on or prior to Closing:

The holders of all issued and outstanding shares of Series B Preferred Stock, to wit: [names of eight (8) holders].”

Annex A-1-71

EXHIBIT A

[Form of Sponsor Letter Agreement]

Annex A-1-72

SPONSOR LETTER AGREEMENT

This SPONSOR LETTER AGREEMENT (this “Agreement”), dated as of August 30, 2022, is made by and among Minority Equality Opportunities Acquisition Sponsor, LLC, a Delaware limited liability company (the “Sponsor”), Minority Equality Opportunities Acquisition Inc., a Delaware corporation (“MEOA”), and Digerati Technologies, Inc., a Nevada corporation (the “Company”). The Sponsor, MEOA and the Company shall be referred to herein from time to time collectively as the “Parties”. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Business Combination Agreement (as defined below).

WHEREAS, MEOA, the Company and certain other Persons party thereto are entering into that certain Business Combination Agreement, dated as of the date hereof (as it may be amended, restated or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”); and

WHEREAS, the Business Combination Agreement contemplates that the Parties will enter into this Agreement concurrently with the entry into the Business Combination Agreement by the parties thereto, pursuant to which, among other things, the Sponsor will (a) vote in favor of approval of the Business Combination Agreement and the transactions contemplated thereby, (b) waive any adjustment to the conversion ratio set forth in the Governing Documents of MEOA or any other anti-dilution or similar protection with respect to all of the MEOA Class B Shares, such that the MEOA Class B Shares will convert into MEOA Class A Shares at the Closing on a one-to-one basis, (c) subject certain of the MEOA Class B Shares currently held by it to potential forfeiture, (d) forfeit certain redeemable warrants owned by it and that are exercisable to purchase 3,776,500 MEOA Class A Shares (the “Sponsor Warrants”), and (e) execute a customary lock-up agreement with respect to any MEOA Class A Shares received by the Sponsor in connection with the consummation of the Merger and those MEOA Class A Shares issuable upon exercise of the Sponsor Warrants.

NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

1. Agreement to Vote. The Sponsor hereby agrees to vote at any meeting of the shareholders of MEOA, and in any action by written resolution of the shareholders of MEOA, all of the Sponsor’s MEOA Class B Shares (together with any other Equity Securities of MEOA that the Sponsor holds of record or beneficially, as of the date of this Agreement, or of which it acquires record or beneficial ownership after the date hereof, collectively, the “Subject Equity Securities”) in favor of the Transaction Proposals.

2. Waiver of Anti-dilution Protection. The Sponsor hereby (a) waives any rights to adjustment or other anti-dilution protections, subject to, and conditioned upon, the occurrence of the Closing (for itself and for its successors and assigns), to the fullest extent permitted by law and the Amended and Restated Certificate of Incorporation of MEOA, and (b) agrees not to assert or perfect any rights to adjustment or other anti-dilution protections, in each case with respect to the rate that the MEOA Class B Shares held by it convert into MEOA Class A Shares in connection with the transactions contemplated by the Business Combination Agreement, such that the MEOA Class B Shares held by it will convert into MEOA Class A Shares at the Closing on a one-to-one basis.

3. Forfeiture of Founder Shares and Sponsor Warrants.

(a) General. The Parties hereby acknowledge that, as of the date of this Agreement, the Sponsor beneficially owns an aggregate of 3,162,500 MEOA Class B Shares (the “Founder Shares”) which it acquired pursuant to that certain Securities Subscription Agreement dated April 21, 2021 by and between the Sponsor and MEOA, and Sponsor Warrants exercisable to purchase 5,395,000 MEOA Class A shares, which it acquired pursuant to that certain Private Placement Warrants Purchase Agreement dated as of August 25, 2021 by and between the Sponsor and MEOA.

(b) Forfeiture of Shares. The Sponsor hereby agrees that, upon the Closing of the transactions contemplated by the Business Combination Agreement, the Sponsor shall automatically forfeit and surrender to MEOA, for no consideration for such forfeiture and surrender and without the need for any further action on the part of the Sponsor or any other Party, a number of Founder Shares as is equal to the product obtained by multiplying (i) if the Net Closing Cash (as defined below) is within a range set forth in one of the rows under the column entitled “Net Closing Cash” in the table set forth on Schedule A attached hereto, the percentage set forth in the corresponding row of such table under the column entitled “Percentage Forfeited”, by (ii) the total number of Sponsor Shares beneficially owned upon closing (and prior to giving effect to any transfer or contribution of Founder Shares as contemplated

Annex A-1-73

by the last sentence of this Section 3(b)). Following the forfeiture and surrender of any Founder Shares pursuant to this Section 3(b), such Founder Shares shall be deemed to be cancelled and no longer outstanding. Notwithstanding the foregoing and for the avoidance of doubt, in the event that the Sponsor transfers any Founder Shares to potential investors in a private placement of the securities of either MEOA or the Company to close on or prior to the Closing Date (the “PIPE”) as compensation for such investors participating in the PIPE, or the Sponsor otherwise contributes any Founder Shares to a PIPE or similar capital raising transaction, then the aggregate number of Founder Shares subject to forfeiture by the Sponsor pursuant to this Section 3(c) shall be reduced, on a one-for-one basis, by the number of Founder Shares so transferred and/or contributed.

(c) Net Closing Cash. For purposes of this Agreement, “Net Closing Cash” is defined as an amount of cash, as determined immediately prior to the Closing of the transactions contemplated by the Business Combination Agreement, calculated as follows: Cash in Trust in MEOA’s Trust Account (the “Trust Account”), gross of redemptions, plus (x) the amount of any third party investments that are made into MEOA at or about the time of the Closing of the transactions contemplated by the Business Combination Agreement, (y) any cash that is in the operating account of MEOA, and (z) fifty percent (50%) of the net proceeds received as a result of the issuance by the Company of its securities in connection with the Closing of the transactions contemplated by the Business Combination Agreement, if any, and minus (1) the aggregate amount of all redemptions from the Trust Account, (2) repayment to the Sponsor of any loans that have been made by the Sponsor (or its affiliates) to MEOA, (3) the payment of expenses that are payable by MEOA, and (4) fifty percent (50%) of the cash portion of the fee payable for the fairness opinion delivered to the Board of Directors of MEOA in connection with the transactions contemplated by the Business Combination Agreement. For the avoidance of doubt: (A) amounts paid in stock will not be included in Net Closing Cash; (B) cash on the balance sheet of the Company will not be included in Net Closing Cash; (C) Net Closing Cash will not include cash transaction expenses of the Company; and (D) the loan(s) from the Sponsor include extension fees and working capital loan(s).

(d) Forfeiture of Warrants. The Sponsor hereby agrees that, upon the Closing of the transactions contemplated by the Business Combination Agreement, the Sponsor shall automatically forfeit and surrender to MEOA, for no consideration for such forfeiture and surrender, and without the need for any further action on the part of the Sponsor or any other Party, Sponsor Warrants exercisable in the aggregate to purchase 3,776,500 MEOA Class A Shares.

4. Lock Up. The Sponsor hereby agrees, in connection with closing of the Merger, to execute a customary lock-up agreement with respect to any MEOA Class A Shares received by the Sponsor in connection with the Merger and the Class A Shares issuable upon exercise of the Sponsor Warrants, which agreement shall terminate no later than 180 days from the Closing (such 180-day period, the “Lock-Up Period”).

5. No Transfers. The Sponsor hereby agrees that, except as provided in that certain letter agreement dated as of August 25, 2021, by and among MEOA, the Sponsor and certain other parties thereto (the “Insider Letter”), and except for any Transfers that may be effected so as to generate funds that the Sponsor will provide to the Company and/or MEOA prior to the Effective Time, and subject to the term of the Lock-Up Period, it shall not, directly or indirectly, effect any Transfers (as defined in the Insider Letter) of MEOA Class B Shares, the Sponsor Warrants or the Class A Shares issuable upon exercise of the Sponsor Warrants from the date hereof until the Expiration Time, provided, that the transferee of any Transfer permitted by the Insider Letter or that may otherwise be permitted pursuant to this Agreement, must enter into a written agreement in form and substance reasonably satisfactory to the Company agreeing to be bound by this Agreement prior to the occurrence of such Transfer.

6. Other Covenants. During the period commencing on the date hereof and ending on the earlier to occur of (a) the Effective Time and (b) such date and time as the Business Combination Agreement shall be terminated in accordance with Section 7.1 thereof (the “Expiration Time”), the Sponsor hereby agrees to be bound by and subject to (i) Sections 5.3 (a) (Confidentiality) and 5.4(a) (Public Announcements) of the Business Combination Agreement to the same extent as such provisions apply to the parties to the Business Combination Agreement, as if the Sponsor is directly a party thereto, and (ii) Section 5.6(b) (Exclusive Dealing) of the Business Combination Agreement to the same extent as such provisions apply to MEOA as if the Sponsor is directly party thereto.

7. Termination. This Agreement shall automatically terminate, without any notice or other action by any Party, and be void ab initio upon the earlier of (a) the Effective Time; and (b) the termination of the Business Combination Agreement in accordance with its terms. Notwithstanding the foregoing or anything to the contrary in this Agreement, the termination of this Agreement shall not affect any Liability on the part of any Party for a Willful Breach of

Annex A-1-74

any covenant or agreement set forth in this Agreement prior to such termination or Fraud. Upon termination of this Agreement as provided in the immediately preceding sentence, none of the Parties shall have any further obligations or Liabilities under, or with respect to, this Agreement.

8. No Recourse. Except for claims pursuant to the Business Combination Agreement or any other Ancillary Document by any party(ies) thereto against any other party(ies) thereto (but subject to the terms and conditions set forth therein), each Party agrees that (a) this Agreement may only be enforced against, and any action for breach of this Agreement may only be made against, the Parties, and no claims of any nature whatsoever (whether in tort, contract or otherwise) arising under or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby shall be asserted against any Company Non-Party Affiliate or any MEOA Non-Party Affiliate (other than the Sponsor, on the terms and subject to the conditions set forth herein), and (b) none of the Company Non-Party Affiliates or the MEOA Non-Party Affiliates (other than the Sponsor, on the terms and subject to the conditions set forth herein) shall have any Liability arising out of or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished in connection with this Agreement, the negotiation hereof or the transactions contemplated hereby.

9. Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary, (a) the Sponsor makes no agreement or understanding herein in any capacity other than in the Sponsor’s capacity as a record holder and beneficial owner of the Subject Equity Securities, and (b) nothing herein will be construed to limit or affect any action or inaction by any representative of the Sponsor serving as a member of the board of directors (or other similar governing body) of any MEOA Party or as an officer, employee or fiduciary of any MEOA Party, in each case, acting in such person’s capacity as a director, officer, employee or fiduciary of such MEOA Party.

10. No Third-Party Beneficiaries. This Agreement shall be for the sole benefit of the Parties and their respective successors and permitted assigns and is not intended, nor shall be construed, to give any Person, other than the Parties and their respective successors and assigns, any legal or equitable right, benefit or remedy of any nature whatsoever by reason this Agreement. Nothing in this Agreement, expressed or implied, is intended to or shall constitute the Parties, partners or participants in a joint venture.

11. Incorporation by Reference. Sections 8.1 (Non-Survival), 8.2 (Entire Agreement; Assignment). 8.3 (Amendment), 8.5 (Governing Law), 8.7 (Construction; Interpretation), 8.10 (Severability), 8.11 (Counterparts; Electronic Signatures), 8.15 (Waiver of Jury Trial), 8.16 (Submission to Jurisdiction) and 8.17 (Remedies) of the Business Combination Agreement are incorporated herein and shall apply to this Agreement mutatis mutandis.

[remainder of page intentionally left blank; signature page follows]

Annex A-1-75

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

Minority Equality Opportunities Acquisition Sponsor, LLC
By:
	Name:	Kurt Kalbfleisch
	Title:	Co-Manager
Minority Equality Opportunities Acquisition Inc.
By:
	Name:	Shawn D. Rochester
	Title:	President & CEO
Digerati Technologies, Inc.
By:
	Name:	Arthur L. Smith
	Title:	President & CEO

[Signature Page to Sponsor Letter Agreement]

Annex A-1-76

SCHEDULE A

Forfeiture of Founder Shares

Net Closing Cash	Percentage Forfeited
$35,000,000 or more	0.0%
$34,999,999 – $20,000,000	4.0%
$19,999,999 – $18,000,000	8.0%
$17,999,999 – $16,000,000	12.0%
$15,999,999 – $14,000,000	16.0%
$13,999,999 – $12,000,000	20.0%
$11,999,999 – $10,000,000	24.0%
$9,999,999 – $8,000,000	28.0%
$7,999,999 – $6,000,000	32.0%
$5,999,999 – $4,000,000	36.0%
$3,999,999 – $2,000,000	40.0%
$1,999,999 – $0	44.0%

Annex A-1-77

EXHIBIT B

[Form of Transaction Support Agreement]

Annex A-1-78

FORM OF TRANSACTION SUPPORT AGREEMENT

This TRANSACTION SUPPORT AGREEMENT (this “Agreement”) is entered into as of August __, 2022, by and among Minority Equality Opportunities Acquisition Inc., a Delaware corporation (“MEOA”), and [•], a [•] (the “Stockholder”). Each of MEOA and the Stockholder are sometimes referred to herein individually as a “Party” and collectively as the “Parties”. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the BCA (as defined below).

RECITALS

WHEREAS, [concurrent herewith][on August 30, 2022], MEOA, MEOA Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of MEOA (“Merger Sub”), and Digerati Technologies, Inc., a Nevada corporation (the “Company”), [is entering][entered into] that certain Business Combination Agreement (as amended, supplemented or otherwise modified from time to time in accordance with its terms, the “BCA”) pursuant to which, among other things, Merger Sub will merge with and into the Company, with the Company as the surviving corporation in the merger and, after giving effect to such merger, becoming a wholly-owned Subsidiary of MEOA, and each Company Share (including the Subject Company Shares (as defined below)) will be converted into the right to receive MEOA Shares, in each case, on the terms and subject to the conditions set forth in the BCA;

WHEREAS, the Stockholder is the record and beneficial owner of the number and type of Equity Securities of the Company set forth on Schedule A hereto (together with any other Equity Securities of the Company of which the Stockholder acquires record or beneficial ownership after the date hereof, and prior to any meeting of the stockholders of the Company described in Section 1(a) below, including, without limitation, upon exercise of outstanding options and warrants and upon conversion of outstanding convertible indebtedness), (collectively, the “Subject Company Shares”);

WHEREAS, in consideration for the benefits to be received by the Stockholder under the terms of the BCA and as a material inducement to MEOA and the other MEOA Parties agreeing to enter into and consummate the transactions contemplated by the BCA, the Stockholder agrees to enter into this Agreement and to be bound by the agreements, covenants and obligations contained in this Agreement; and

WHEREAS, the Parties acknowledge and agree that MEOA and the other MEOA Parties would not have entered into and agreed to consummate the transactions contemplated by the BCA without the Stockholder entering into this Agreement and agreeing to be bound by the agreements, covenants and obligations contained in this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

AGREEMENT

1. Company Stockholder Support and Related Matters.

(a) At any meeting of the stockholders of the Company prior to the termination of this Agreement, however called, or at any adjournment thereof, or in any other circumstance in which the vote, consent or other approval of the stockholders of the Company is sought, the Stockholder shall (a) appear at each such meeting or otherwise cause all of its Subject Company Shares to be counted as present thereat for purposes of calculating a quorum and (b) vote (or cause to be voted), in person or by proxy, or execute and deliver, as promptly as reasonably practicable (and in any event within 48 hours) following any request therefor, a written consent (in such other form and substance as reasonably agreed by MEOA and the Company), or cause such a written consent to be executed and delivered, covering all of its Subject Company Shares, (i) approving and adopting the Business Combination Agreement and the transactions contemplated thereby (including the Merger), (ii) against any proposal relating to a Company Acquisition Proposal, and (iii) against any proposal, action or agreement that would impede, frustrate, prevent or nullify the consummation of the Merger (including those proposals that would result in a breach in any respect of any covenant, representation, warranty or other obligation or agreement of the Company under the Business Combination Agreement) or any of the other transactions contemplated by the Business Combination Agreement.

Annex A-1-79

(b) Without limiting any other rights or remedies of MEOA, the Stockholder hereby irrevocably appoints MEOA or any individual designated by MEOA as the Stockholder’s agent, attorney-in-fact and proxy (with full power of substitution and resubstituting), for and in the name, place and stead of the Stockholder, to attend on behalf of the Stockholder any meeting of the Company Stockholders with respect to the matters described in Section 1(a), to include the Subject Company Shares in any computation for purposes of establishing a quorum at any such meeting of the Company Stockholders, to vote (or cause to be voted) the Subject Company Shares or consent (or withhold consent) with respect to any of the matters described in Section 1(a) in connection with any meeting of the Company Stockholders or any action by written consent by the Company Stockholders, in each case, in the event that the Stockholder fails to perform or otherwise comply with the covenants, agreements or obligations set forth in Section 1(a).

(c) The proxy granted by the Stockholder pursuant to Section 1(b) is coupled with an interest sufficient in law to support an irrevocable proxy and is granted in consideration for MEOA entering into the BCA and agreeing to consummate the transactions contemplated thereby. The proxy granted by the Stockholder pursuant to Section 1(b) is also a durable proxy and shall survive the bankruptcy, dissolution, death, incapacity or other inability to act by the Stockholder and shall revoke any and all prior proxies granted by the Stockholder with respect to the Subject Company Shares. The vote or consent of the proxyholder in accordance with Section 1(b) and with respect to the matters in Section 1(a) shall control in the event of any conflict between such vote or consent by the proxyholder of the Subject Company Shares and a vote or consent by the Stockholder of the Subject Company Shares (or any other Person with the power to vote the Subject Company Shares) with respect to the matters in Section 1(a). The proxyholder may not exercise the proxy granted pursuant to Section 1(b) on any matter except those provided in Section 1(a). For the avoidance of doubt, the Stockholder may vote the Subject Company Shares on all other matters, subject to, for the avoidance of doubt, the other applicable covenants, agreements and obligations set forth in this Agreement.

2. Other Covenants and Agreements.

(a) The Stockholder shall be bound by and subject to (i) Sections 5.3(a) (Confidentiality) and 5.4(a) (Public Announcements) of the BCA to the same extent as such provisions apply to the parties to the BCA, as if the Stockholder is directly party thereto, and (ii) the first sentence of Section 5.6(a) (Exclusive Dealing) and Section 8.18 (Trust Account Waiver) of the BCA to the same extent as such provisions apply to the Company, as if the Stockholder is directly party thereto.

(b) The Stockholder acknowledges and agrees that MEOA and the other MEOA Parties are entering into the BCA in reliance upon the Stockholder entering into this Agreement and agreeing to be bound by, and perform, or otherwise comply with, as applicable, the agreements, covenants and obligations contained in this Agreement and but for the Stockholder entering into this Agreement and agreeing to be bound by, and perform, or otherwise comply with, as applicable, the agreements, covenants and obligations contained in this Agreement, MEOA and the other MEOA Parties would not have entered into or agreed to consummate the transactions contemplated by the BCA.

(c) The Stockholder hereby agrees, in connection with the closing of the Merger, to execute a customary lock-up agreement with respect to any MEOA Shares received by such Stockholder in the Merger, which, in any event, shall terminate no later than 180 days from the Closing.

3. Stockholder Representations and Warranties. The Stockholder represents and warrants to MEOA as follows:

(a) If such Stockholder is not an individual, the Stockholder is a corporation, limited liability company or other applicable business entity duly organized or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of formation or organization (as applicable).

(b) If such Stockholder is not an individual, the Stockholder has the requisite corporate, limited liability company or other similar power and authority to execute and deliver this Agreement, to perform its covenants, agreements and obligations hereunder (including, for the avoidance of doubt, those covenants, agreements and obligations hereunder that relate to the provisions of the BCA), and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement has been duly authorized by all necessary corporate (or other similar) action on the part of the Stockholder. This Agreement has been duly and validly executed and delivered by the Stockholder and constitutes a valid, legal and binding agreement of the Stockholder (assuming that this Agreement is duly authorized, executed

Annex A-1-80

and delivered by MEOA), enforceable against the Stockholder in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

(c) No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of the Stockholder with respect to the Stockholder’s execution, delivery or performance of its covenants, agreements or obligations under this Agreement (including, for the avoidance of doubt, those covenants, agreements and obligations under this Agreement that relate to the provisions of the BCA) or the consummation of the transactions contemplated hereby, except for any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not adversely affect the ability of the Stockholder to perform, or otherwise comply with, any of its covenants, agreements or obligations hereunder in any material respect.

(d) None of the execution or delivery of this Agreement by the Stockholder, the performance by the Stockholder of any of its covenants, agreements or obligations under this Agreement (including, for the avoidance of doubt, those covenants, agreements and obligations under this Agreement that relate to the provisions of the BCA) or the consummation of the transactions contemplated hereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in any breach of any provision of the Stockholder’s Governing Documents, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any Contract to which the Stockholder is a party, (iii) violate, or constitute a breach under, any Order or applicable Law to which the Stockholder or any of its properties or assets are bound or (iv) result in the creation of any Lien upon the Subject Company Shares, except, in the case of any of clauses (ii) and (iii) above, as would not adversely affect the ability of the Stockholder to perform, or otherwise comply with, any of its covenants, agreements or obligations hereunder in any material respect.

(e) The Stockholder is the record owner of the Subject Company Shares and has valid, good and marketable title to the Subject Company Shares, free and clear of all Liens (other than transfer restrictions under applicable Securities Law). Except for the Equity Securities of the Company set forth on Schedule A hereto, together with any other Equity Securities of the Company of which the Stockholder acquires record or beneficial ownership after the date hereof that is either permitted pursuant to, or acquired in accordance with, Section 5.1(b)(iv) of the BCA, the Stockholder does not own, beneficially or of record, any Equity Securities of any Group Company. Except as otherwise expressly contemplated by the Company Stockholders Agreement, the Stockholder does not have the right to acquire any Equity Securities of any Group Company. The Stockholder has the sole right to vote (and provide consent in respect of, as applicable) the Subject Company Shares and, except for this Agreement and the BCA, the Stockholder is not party to or bound by (i) any option, warrant, purchase right, or other Contract that would (either alone or in connection with one or more events, developments or events (including the satisfaction or waiver of any conditions precedent)) require the Stockholder to Transfer (as defined below) any of the Subject Company Shares or (ii) any voting trust, proxy or other Contract with respect to the voting or Transfer of any of the Subject Company Shares.

(f) There is no Proceeding pending or, to the Stockholder’s knowledge, threatened against the Stockholder that, if adversely decided or resolved, would reasonably be expected to adversely affect the ability of the Stockholder to perform, or otherwise comply with, any of its covenants, agreements or obligations under this Agreement in any material respect.

(g) The Stockholder, on his, her or its own behalf and on behalf of his, her or its Representatives, acknowledges, represents, warrants and agrees that (i) he, she or it has conducted his, her or its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of, the MEOA Parties and (ii) he, she or it has been furnished with or given access to such documents and information about the MEOA Parties and their respective businesses and operations as he, she or it and his, her or its Representatives have deemed necessary to enable him, her or it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the other Ancillary Documents to which he, she or it is or will be a party and the transactions contemplated hereby and thereby.

(h) In entering into this Agreement and the other Ancillary Documents to which he, she or it is or will be a party, the Stockholder has relied solely on his, her or its own investigation and analysis and the representations and warranties expressly set forth in the Ancillary Documents to which he, she or it is or will be a party and no other representations or warranties of any MEOA Party (including, for the avoidance of doubt, none of the representations or warranties of any MEOA Party set forth in the BCA or any other Ancillary Document), any MEOA Non-Party Affiliate or any

Annex A-1-81

other Person, either express or implied, and the Stockholder, on his, her or its own behalf and on behalf of his, her or its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in the Ancillary Documents to which he, she or it is or will be a party, none of the MEOA Parties, any MEOA Non-Party Affiliate or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents to which he, she or it is or will be a party or the transactions contemplated hereby or thereby.

4. Transfer of Subject Securities. Except as expressly contemplated by the BCA or with the prior written consent of MEOA (such consent to be given or withheld in its sole discretion), from and after the date hereof until the termination of this Agreement, the Stockholder agrees not to (a) Transfer any of the Subject Company Shares, (b) enter into (i) any option, warrant, purchase right, or other Contract that would (either alone or in connection with one or more events or developments (including the satisfaction or waiver of any conditions precedent)) require the Stockholder to Transfer the Subject Company Shares or (ii) any voting trust, proxy or other Contract with respect to the voting or Transfer of the Subject Company Shares, or (c) take any actions in furtherance of any of the matters described in the foregoing clauses (a) or (b). For purposes of this Agreement, “Transfer” means any, direct or indirect, sale, offer, transfer, assignment, pledge, mortgage, exchange, hypothecation, grant of a security interest in or disposition or encumbrance of an interest (whether with or without consideration, whether voluntarily or involuntarily or by operation of law or otherwise), grant of any option to purchase or otherwise dispose of or agreement to dispose of, establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position, entry into any swap or other arrangement, or public announcement of any intention to effect any of the foregoing.

5. Termination. This Agreement shall automatically terminate, without any notice or other action by any Party, and be void ab initio upon the earlier of (a) the Effective Time; and (b) the termination of the BCA in accordance with its terms. Upon termination of this Agreement as provided in the immediately preceding sentence, none of the Parties shall have any further obligations or Liabilities under, or with respect to, this Agreement. Notwithstanding the foregoing or anything to the contrary in this Agreement, the termination of this Agreement pursuant to Section 5(b) shall not affect any Liability on the part of any Party for a Willful Breach of any covenant or agreement set forth in this Agreement prior to such termination or Fraud.

6. Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary, (a) the Stockholder makes no agreement or understanding herein in any capacity other than in such Stockholder’s capacity as a record holder and beneficial owner of the Subject Company Shares, and, if applicable, not in such Stockholder’s capacity as a director, officer or employee of the Company or any of the Company’s Subsidiaries and (b) if applicable, nothing herein will be construed to limit or affect any action or inaction by such Stockholder as a member of the board of directors of any Group Company or as an officer, employee or fiduciary of any Group Company, in each case, acting in such person’s capacity as a director, officer, employee or fiduciary of such Group Company.

7. No Recourse. Except for claims pursuant to the BCA or any other Ancillary Document by any party(ies) thereto against any other party(ies) thereto, each Party agrees that (a) this Agreement may only be enforced against, and any action for breach of this Agreement may only be made against, the Parties, and no claims of any nature whatsoever (whether in tort, contract or otherwise) arising under or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby shall be asserted against the Company or any Company Non-Party Affiliate (other than the Stockholder named as a party hereto, on the terms and subject to the conditions set forth herein) or any MEOA Non-Party Affiliate, and (b) none of the Company, any Company Non-Party Affiliates (other than the Stockholder named as a party hereto, on the terms and subject to the conditions set forth herein) or any MEOA Non-Party Affiliate shall have any Liability arising out of or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished in connection with this Agreement, the negotiation hereof or the transactions contemplated hereby.

Annex A-1-82

8. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by e-mail (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the email was sent to the intended recipient thereof without an “error” or similar message that such email was not received by such intended recipient)), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Parties as follows:

If to MEOA, to:

Minority Equality Opportunities Acquisition Inc.
100 Executive Court
Waxahachie, TX 75165
Attention: Shawn D. Rochester
E-mail: srochester@meoaus.com

with a copy (which shall not constitute notice) to:

Pryor Cashman LLP
7 Times Square
New York, NY 10033
Attention: M. Ali Panjwani, Esq.
E-mail: Ali.Panjwani@pryorcashman.com

If to the Stockholder, to:

[            ]
[            ]
[            ]
Attention: [            ]
Email: [            ]

with a copy (which shall not constitute notice) to:

Lucosky Brookman LLP
101 Wood Avenue South, 5th Floor
Woodbridge, NJ 08830
Attention: Victoria A. Baylin, Esq.
Email: VBaylin@lucbro.com

or to such other address as the Party to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

9. Entire Agreement. This Agreement, the BCA and the documents referred to herein and therein constitute the entire agreement of the Parties with respect to the subject matter of this Agreement, and supersede all prior agreements and undertakings, both written and oral, among the Parties with respect to the subject matter of this Agreement, except as otherwise expressly provided in this Agreement.

10. Amendments and Waivers; Assignment. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed by the Stockholder and MEOA. Notwithstanding the foregoing, no failure or delay by any Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assignable by the Stockholder without MEOA’s prior written consent (to be withheld or given in its sole discretion).

11. Fees and Expenses. Except as otherwise expressly set forth in the BCA, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the Party incurring such fees or expenses.

Annex A-1-83

12. Remedies. Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that either Party does not perform its respective obligations under the provisions of this Agreement in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that each Party shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages and this being in addition to any other remedy to which they are entitled at law or in equity. Each Party agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.

13. No Third Party Beneficiaries. This Agreement shall be for the sole benefit of the Parties and their respective successors and permitted assigns and is not intended, nor shall be construed, to give any Person, other than the Parties and their respective successors and assigns, any legal or equitable right, benefit or remedy of any nature whatsoever by reason this Agreement. Nothing in this Agreement, expressed or implied, is intended to or shall constitute the Parties, partners or participants in a joint venture.

14. Miscellaneous. Sections 8.1 (Non-Survival), 8.5 (Governing Law), 8.7 (Construction; Interpretation), 8.10 (Severability), 8.11 (Counterparts; Electronic Signatures), 8.15 (Waiver of Jury Trial) and 8.16 (Submission to Jurisdiction) of the BCA are incorporated herein by reference and shall apply to this Agreement, mutatis mutandis.

[remainder of page intentionally left blank; signature page follows]

Annex A-1-84

IN WITNESS WHEREOF, each of the Parties has caused this Transaction Support Agreement to be duly executed on its behalf as of the day and year first above written.

MINORITY EQUALITY OPPORTUNITIES ACQUISITION INC.
By:
Name:	Shawn D. Rochester
Title:	President & CEO

[MEOA Signature Page to Transaction Support Agreement]

Annex A-1-85

Name of Stockholder

[Stockholder Signature Page to Transaction Support Agreement]

Annex A-1-86

Schedule A

Owned Equity Securities

Security	Number
[•]	[•]

Annex A-1-87

EXHIBIT C

[Form of Letter of Transmittal]

Annex A-1-88

EXHIBIT D

[MEOA Certificate of Incorporation]

Annex A-1-89

SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION OF
MINORITY EQUALITY OPPORTUNITIES ACQUISITION Inc.

[•], 2023

Minority Equality Opportunities Acquisition Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

1. The name of the Corporation is “Minority Equality Opportunities Acquisition Inc.” The original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on February 18, 2021 and amended and restated on August 25, 2021 (the “Certificate”).

2. This Second Amended and Restated Certificate of Incorporation (the “Second Amended and Restated Certificate”), which both restates and amends the provisions of the Certificate, was duly adopted by the Board of Directors of the Corporation by the holders of the requisite number of shares of the Corporation in accordance with Section 228 of the Delaware General Corporation Law (“DGCL”). This Second Amended and Restated Certificate has been duly adopted in accordance with the provisions of Sections 242 and 245 of the DGCL by the stockholders of the Corporation.

3. This Second Amended and Restated Certificate shall become effective on the date of filing with the Secretary of State of Delaware.

4. The text of the Certificate is hereby restated and amended in its entirety to read as follows:

ARTICLE I
NAME

The name of the corporation is Verve Technologies Corporation (the “Corporation”).

ARTICLE II
REGISTERED AGENT

The address of the Corporation’s registered office is 1209 Orange Street, in the City of Wilmington, New Castle County, Delaware 19801. The name of the registered agent at such address is The Corporation Trust Company.

ARTICLE III
PURPOSE

The nature of the business or purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

ARTICLE IV
CAPITALIZATION

Section 4.1. Authorized Shares. The total number of shares of all classes of capital stock, each with a par value of $0.0001 per share, which the Corporation is authorized to issue is [ ] shares, consisting of: (a) [ ] shares of common stock (the “Common Stock”) and (b) [ ] shares of preferred stock (the “Preferred Stock”). Such stock may be issued from time to time by the Corporation for such consideration as may be fixed by the board of directors of the Corporation (the “Board of Directors”). The following is a statement of the powers, designations, preferences, privileges, and relative rights in respect of each class of capital stock of the Corporation.

Section 4.2. Common Stock.

(a) General. The voting, dividend and liquidation rights of the holders of Common Stock are subject to and qualified by the rights of the holders of Preferred Stock.

(b) Voting. Except as otherwise provided by the DGCL or this Restated Certificate and subject to the rights of holders of any series of Preferred Stock, all of the voting power of the stockholders of the Corporation shall be vested in the holders of the Common Stock, and each holder of Common Stock shall have one vote for each share held by such holder on all matters voted upon by the stockholders of the Corporation; provided, however, that, except as

Annex A-1-90

otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Restated Certificate (or on any amendment to a certificate of designations of any series of Preferred Stock) that alters or changes the powers, preferences, rights or other terms of one or more outstanding series of Preferred Stock if the holders of such affected series of Preferred Stock are entitled to vote, either separately or together with the holders of one or more other such series, on such amendment pursuant to this Restated Certificate (or pursuant to a certificate of designations of any series of Preferred Stock) or pursuant to the DGCL. There shall be no cumulative voting.

(c) Dividends. Except as otherwise provided by the DGCL or this Restated Certificate, dividends may be declared and paid on the Common Stock from funds lawfully available therefor if, as and when determined by the Board of Directors and subject to any preferential dividend rights of any then outstanding shares of Preferred Stock.

(d) No Preemptive Rights. The holders of the Common Stock shall have no preemptive rights to subscribe for any shares of any class of stock of the Corporation whether now or hereafter authorized.

(e) No Conversion Rights. The Common Stock shall not be convertible into, or exchangeable for, shares of any other class or classes or of any other series of the same class of the Corporation’s capital stock.

(f) Liquidation. Upon the dissolution or liquidation or winding up of the affairs of the Corporation, whether voluntary or involuntary, holders of Common Stock will be entitled to receive all assets of the Corporation available for distribution to its stockholders equally on a per share basis, subject to any preferential rights of any then outstanding shares of Preferred Stock and after payment or provision for payment of the Corporation’s debts.

Section 4.3. Preferred Stock. To the fullest extent authorized by the DGCL, shares of Preferred Stock may be issued from time to time in one or more series, each of such series to have such powers, designations, preferences, and relative, participating, optional, or other special rights, if any, and such qualifications and restrictions, if any, as are stated or expressed in the resolution or resolutions of the Board of Directors providing for such series of Preferred Stock. Different series of Preferred Stock shall not be construed to constitute different classes of shares for the purposes of voting by classes unless expressly so provided in such resolution or resolutions.

Authority is hereby granted to the Board of Directors, acting by resolution or resolutions adopted at any time and from time to time, to create, provide for, designate and issue, out of the authorized but unissued shares of Preferred Stock, one or more series of Preferred Stock, and, in connection with the creation of any such series of Preferred Stock, to determine and fix the powers, designations, preferences, and relative, participating, optional, or other special rights, if any, and the qualifications and restrictions, if any, including without limitation dividend rights, conversion rights, voting rights (if any), redemption privileges, and liquidation preferences, of such series of Preferred Stock (which need not be uniform among series), all to the fullest extent now or hereafter permitted by the DGCL. Without limiting the generality of the foregoing, the resolution or resolutions providing for the creation or issuance of any series of Preferred Stock may provide that such series shall be superior to, rank equally with, or be junior to any other series of Preferred Stock, all to the fullest extent permitted by law. No resolution, vote, or consent of the holders of the capital stock of the Corporation shall be required in connection with the creation or issuance of any shares of any series of Preferred Stock authorized by and complying with the conditions of this Restated Certificate, the right to any such resolution, vote, or consent being expressly waived by all present and future holders of the capital stock of the Corporation.

Any resolution or resolutions adopted by the Board of Directors pursuant to the authority vested in them by this Section 4.3 of Article IV shall be set forth in a certificate of designation along with the number of shares of such series of Preferred Stock as to which the resolution or resolutions shall apply and such certificate shall be executed, acknowledged, filed, recorded, and shall become effective, in accordance with Section 103 of the DGCL. Unless otherwise provided in any such resolution or resolutions, the number of shares of any such series of Preferred Stock to which such resolution or resolutions apply may be increased (but not above the total number of authorized shares of Preferred Stock) or decreased (but not below the number of shares of such series of Preferred Stock then outstanding) by a certificate likewise executed, acknowledged, filed and recorded, setting forth a statement that a specified increase or decrease therein has been authorized and directed by a resolution or resolutions likewise adopted by the Board of Directors. In case the number of such shares shall be decreased, the number of shares so specified in the certificate shall resume the status which they had prior to the adoption of the first resolution or resolutions. When no shares of any such series of Preferred Stock are outstanding, either because none were issued or because none remain outstanding, a certificate setting forth a resolution or resolutions adopted by the Board of Directors that none of the authorized shares of such series of Preferred Stock are outstanding, and that none will be issued subject to the certificate of designations

Annex A-1-91

previously filed with respect to such series of Preferred Stock, may be executed, acknowledged, filed and recorded in the same manner as previously described and it shall have the effect of eliminating from this Restated Certificate all matters set forth in the certificate of designations with respect to such series of Preferred Stock. If no shares of any such series of Preferred Stock established by a resolution or resolutions adopted by the Board of Directors have been issued, the voting powers, designations, preferences and relative, participating, optional or other rights, if any, with the qualifications, limitations or restrictions thereof, may be amended by a resolution or resolutions adopted by the Board of Directors. In the event of any such amendment, a certificate which (i) states that no shares of such series of Preferred Stock have been issued, (ii) sets forth the copy of the amending resolution or resolutions and (iii) if the designation of such series of Preferred Stock is being changed, indicates the original designation and the new designation, shall be executed, acknowledged, filed, recorded, and shall become effective, in accordance with Section 103 of the DGCL.

ARTICLE V
DURATION OF CORPORATE EXISTENCE

The Corporation is to have perpetual existence.

ARTICLE VI
BOARD OF DIRECTORS

Section 6.1. Classification of Directors. The Board of Directors shall be divided into three classes of directors, Class I, Class II, and Class III, such classes to be as nearly equal in number of directors as possible, having staggered three-year terms of office (except to the extent otherwise provided in the next sentence with respect to the initial terms of such classes of directors). The initial term of office of the directors of Class I shall expire as of the first annual meeting of the Corporation’s stockholders following the initial classification of the Board; the initial term of office of the directors of Class II shall expire as of the second annual meeting of the Corporation’s stockholders following the initial classification of the Board; and the initial term of office of the directors of Class III shall expire as of the third annual meeting of the Corporation’s stockholders following the initial classification of the Board. At each annual meeting of stockholders of the Corporation, nominees will stand for election to succeed those directors whose terms are to expire as of such annual meeting of stockholders, and such nominees elected at such annual meeting of stockholders shall be elected for a term expiring at the third annual meeting of stockholders following their election. Directors shall hold office until the annual meeting of stockholders in which their term is scheduled to expire as set forth above in this Section 6.1 of Article VI and until their respective successors are duly elected or qualified or until their earlier death, incapacity, resignation or removal. Those directors shall be allocated among the three classes of directors contemplated under this Section 6.1 of Article VI pursuant to a resolution or resolutions adopted by the Board of Directors.

Section 6.2. Removal. Subject to the special rights of the holders of any series of Preferred Stock to elect directors, the directors of the Corporation may be removed only for cause by the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of capital stock of the Corporation entitled to vote in the election of directors or class of directors, voting together as a single class, at a meeting of the stockholders called for that purpose.

Section 6.3. Vacancies. Except as the DGCL may otherwise require, any new directorships or vacancies in the Board of Directors, including new directorships resulting from any increase in the number of directors to serve on the Board of Directors and/or any unfilled vacancies by reason of death, resignation, disqualification, removal for cause, failure to elect or otherwise with respect to any director, may be filled only by the vote of a majority of the remaining directors then in office, although less than a quorum, or by the sole remaining director.

Section 6.4. Number of Directors. Subject to the special rights of the holders of any series of Preferred Stock to elect directors, the number of directors which shall constitute the Board of Directors shall be fixed exclusively by the Board of Directors from time to time in accordance with the by-laws of the Corporation. No decrease in the number of directors constituting the whole board shall shorten the term of any incumbent director.

ARTICLE VII
POWERS OF BOARD OF DIRECTORS

Except as otherwise provided in the Bylaws, the Bylaws may be amended or repealed or new Bylaws adopted by the affirmative vote of at least fifty percent (50%) of the outstanding shares entitled to vote generally in the election of directors. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation.

Annex A-1-92

ARTICLE VIII
SPECIAL MEETINGS OF STOCKHOLDERS

Except as otherwise provided for by any resolutions of the Board of Directors providing for the issuance of any series of Preferred Stock, any action required or permitted to be taken by the stockholders of the Corporation may be taken only at a duly called annual or special meeting of the stockholders in which such action is properly brought before such meeting, and not by written consent in lieu of such a meeting. Subject to any special rights of the holders of any series of Preferred Stock, and to the requirements of applicable law, special meetings of stockholders of the Corporation may be called only by or at the direction of the Board of Directors pursuant to a resolution adopted by a majority of the total number of directors. Any business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.

ARTICLE IX
AMENDMENT OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Restated Certificate, in the manner now or hereafter prescribed by the DGCL, and all rights conferred upon stockholders herein are granted subject to this reservation.

ARTICLE X
LIMITED LIABILITY; INDEMNIFICATION; CHANGE OF CONTROL

Section 10.1. Limitation of Liability. To the fullest extent permitted by the DGCL as it now exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than permitted prior thereto), no director of the Corporation shall be personally liable to the Corporation or to any of its stockholders for monetary damages for breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability; provided, however, that to the extent required from time to time by applicable law, this Article X shall not eliminate or limit the liability of a director, to the extent such liability is provided by applicable law, (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transactions from which the director derived an improper personal benefit.

Section 10.2. Indemnification. The Corporation shall, to the fullest extent permitted by Section 145 of the DGCL and as further provided in the Corporation’s by-laws, each as amended from time to time, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was, or has agreed to become, a director or officer of the Corporation, or is or was serving, or has agreed to serve, at the request of the Corporation, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her or on his or her behalf in connection with such action, suit or proceeding and any appeal therefrom.

Indemnification may include payment by the Corporation of expenses in defending an action or proceeding in advance of the final disposition of such action or proceeding upon receipt of an undertaking by the person indemnified to repay such payment if it is ultimately determined that such person is not entitled to indemnification under this Article X, which undertaking may be accepted without reference to the financial ability of such person to make such repayment.

The Corporation shall not indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person unless the initiation thereof was approved by the Board of Directors or except and to the extent otherwise permitted in the Corporation’s by-laws or in an agreement between the Corporation and such person.

The indemnification rights provided in this Article X (i) shall not be deemed exclusive of any other rights to which those indemnified may be entitled under the Corporation’s by-laws, any law, agreement or vote of stockholders or disinterested directors or otherwise, and (ii) shall inure to the benefit of the heirs, executors and administrators

Annex A-1-93

of such persons. The Corporation may, to the extent authorized from time to time by its Board of Directors, grant indemnification rights to other employees or agents of the Corporation or other persons serving the Corporation and such rights may be equivalent to, or greater or less than, those set forth in this Article X.

Section 10.3. Merger or Consolidation. For purposes of this Article X, references to the “Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this Article X with respect to the resulting or surviving corporation as he or she would have with respect to such constituent corporation if its separate existence had continued.

Section 10.4. Amendment or Repeal. No amendment to or repeal of this Article X shall apply to or have any effect on the liability or alleged liability of any director for or with respect to any acts or omissions of such director occurring prior to the effective date of such amendment or repeal.

ARTICLE XI
EXCLUSIVE FORUM FOR CERTAIN LAWSUITS

Section 11.1. Forum for Certain Actions.

(a) Forum. Unless a majority of the Board of Directors, acting on behalf of the Corporation, consents in writing to the selection of an alternative forum (which consent may be given at any time, including during the pendency of litigation), the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court located within the State of Delaware or, if no court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware), to the fullest extent permitted by law, shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, this Restated Certificate or the Bylaws (in each case, as may be amended from time to time) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, (iv) any action asserting a claim governed by the internal affairs doctrine of the State of Delaware or (v) any other action asserting an “internal corporate claim,” as defined in Section 115 of the DGCL, in all cases subject to the court’s having personal jurisdiction over all indispensable parties named as defendants. The preceding sentence does not apply to claims to the extent brought under the U.S. federal securities laws. Unless a majority of the Board, acting on behalf of the Corporation, consents in writing to the selection of an alternative forum (which consent may be given at any time, including during the pendency of litigation), the federal district courts of the United States of America, to the fullest extent permitted by law, shall be the sole and exclusive forum for the resolution of any action asserting a cause of action arising under the Securities Act of 1933, as amended.

(b) Personal Jurisdiction. If any action the subject matter of which is within the scope of subparagraph (b) of this Section 11.1 of Article XI is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce subparagraph (a) of this Section 11.1 of Article XI (an “Enforcement Action”) and (ii) having service of process made upon such stockholder in any such Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

(c) Enforceability. If any provision of this Section 11.1 of Article XI shall be held to be invalid, illegal or unenforceable as applied to any person, entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provision in any other circumstance and of the remaining provisions of this Section 11.1 of Article XI, and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

(d) Notice and Consent. For the avoidance of doubt, any person or entity purchasing or otherwise acquiring or holding any interest in any security of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 11.1 of Article XI.

Annex A-1-94

ARTICLE XII
EXCLUDED OPPORTUNITIES

The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity pursuant to Section 122(17) of the DGCL. An “Excluded Opportunity” is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Common Stock or Preferred Stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, “Covered Persons”), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person’s capacity as a director of the Corporation, such opportunity is one the Corporation is legally and contractually permitted to undertake and would otherwise be reasonable for the Corporation to pursue, and to the extent the director is permitted to refer that opportunity to the Corporation without violating any legal or contractual obligation. Any amendment, repeal or modification of the foregoing provisions of this Article XII shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE XIII
SEVERABILITY

If any provision or provisions of this Restated Certificate shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Restated Certificate (including, without limitation, each portion of any paragraph of this Restated Certificate containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (ii) to the fullest extent possible, the provisions of this Restated Certificate (including, without limitation, each such portion of any paragraph of this Restated Certificate containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by law.

[The remainder of this page is left intentionally blank.]

Annex A-1-95

IN WITNESS WHEREOF, this Second Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this Corporation on this __________ day of __________, 2022.

Minority Equality Opportunities Acquisition Inc.
By:
	Name:	Shawn D. Rochester
	Title:	Chief Executive Officer

Annex A-1-96

EXHIBIT E

[MEOA Bylaws]

Annex A-1-97

VERVE TECHNOLOGIES CORPORATION
AMENDED AND RESTATED
BY-LAWS

Article I. — General.

1.1. Offices. The registered office of Verve Technologies Corporation (the “Company”) shall be in the City of Wilmington, County of New Castle, State of Delaware. The Company may also have offices at such other places both within and without the State of Delaware as the board of directors of the Company (the “Board of Directors”) may from time to time determine or the business of the Company may require.

1.2. Seal. The seal, if any, of the Company shall be in the form of a circle and shall have inscribed thereon the name of the Company, the year of its organization and the words “Corporate Seal, Delaware.”

1.3. Fiscal Year. The fiscal year of the Company shall be fixed by resolution of the Board of Directors.

Article II. — Stockholders.

2.1. Place of Meetings. Each meeting of the stockholders shall be held upon notice as hereinafter provided, at such place as the Board of Directors shall have determined and as shall be stated in such notice, either within or outside the State of Delaware, or by means of remote communication.

2.2. Annual Meeting. The annual meeting of the stockholders shall be held each year on such date and at such time as the Board of Directors may determine. At each annual meeting the stockholders entitled to vote shall elect such members of the Board of Directors as are standing for election, by plurality vote by ballot, and they may transact such other corporate business as may properly be brought before the meeting. At the annual meeting any business may be transacted, irrespective of whether the notice calling such meeting shall have contained a reference thereto, except where notice is required by law, the Company’s Second Amended and Restated Certificate of Incorporation (as amended from time to time, the “Company’s Certificate of Incorporation”), or these By-laws.

2.3. Quorum and Adjournment. At all meetings of the stockholders the holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum requisite for the transaction of business except as otherwise provided by law, the Company’s Certificate of Incorporation, or these By-laws. Whether or not there is such a quorum at any meeting, the presiding officer of the meeting may adjourn the meeting from time to time without notice other than announcement at the meeting. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. At such adjourned meeting, at which the requisite amount of voting stock shall be represented, any business may be transacted that might have been transacted if the meeting had been held as originally called. The stockholders present in person or by proxy at a duly called meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

2.4. Right to Vote; Proxies. Subject to the provisions of the Company’s Certificate of Incorporation, each holder of a share or shares of capital stock of the Company having the right to vote at any meeting shall be entitled to one vote for each such share of stock held by such stockholder. Any stockholder entitled to vote at any meeting of stockholders may vote either in person or by proxy, but no proxy that is dated more than three (3) years prior to the meeting at which it is offered shall confer the right to vote thereat unless the proxy provides that it shall be effective for a longer period. A proxy may be granted by a writing executed by the stockholder or his or her authorized agent or by transmission or authorization of transmission by means of electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization, or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, subject to the conditions set forth in Section 212 of the Delaware General Corporation Law, as it may be amended from time to time (the “DGCL”).

2.5. Voting. At all meetings of stockholders, except as otherwise expressly provided for by statute, the Company’s Certificate of Incorporation, or these By-laws, (i) in all matters other than the election of directors, the majority of the votes cast at the meeting shall be the act of the stockholders, and (ii) directors shall be elected by a plurality of the votes cast, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

Annex A-1-98

2.6. Notice of Annual Meetings. Written notice of the annual meeting of the stockholders shall be mailed to each stockholder of record entitled to vote thereat at such address as appears on the stock books of the Company at least ten (10) days (and not more than sixty (60) days) prior to the meeting. The Board of Directors may postpone any annual meeting of the stockholders at its discretion, even after notice thereof has been mailed. It shall be the duty of every stockholder to furnish to the Secretary of the Company or to the transfer agent, if any, of the class of stock owned by him or her, such stockholder’s post-office address, and to notify the Secretary of any change therein. Notice need not be given to any stockholder who submits a written waiver of notice signed by him or her before or after the time stated therein. Attendance of a stockholder at a meeting of stockholders shall constitute a waiver of notice of such meeting, except when the stockholder attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice.

2.7. Stockholders’ List. A complete list of the stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order and showing the address of each stockholder, and the number of shares registered in the name of each stockholder, shall be prepared by the Secretary and shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least ten (10) days before such meeting (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the principal place of business of the Company, and said list shall be produced and kept at the time and place of such meeting during the whole time of said meeting, and may be inspected by any stockholder who is present at the place of said meeting, or, if the meeting is to be held solely by means of remote communication, on a reasonably accessible electronic network and the information required to access such list shall be provided with the notice of the meeting.

2.8. Special Meetings. Special meetings of the stockholders for any purpose or purposes, unless otherwise provided by law, may be called only in the manner set forth in the Company’s Certificate of Incorporation. Any such person or persons that has or have called a special meeting of stockholders in the manner set forth in the Company’s Certificate of Incorporation may postpone or cancel any special meeting of the stockholders at its or their discretion, even after notice thereof has been mailed.

2.9. Notice of Special Meetings. Written notice of a special meeting of stockholders, stating the time and place and purpose or purposes thereof, shall be mailed, postage prepaid, not less than ten (10) nor more than sixty (60) days before such meeting, to each stockholder of record entitled to vote thereat, at such address as appears on the books of the Company. No business may be transacted at such meeting except that referred to in said notice, or in a supplemental notice given also in compliance with the provisions hereof, or such other business as may be germane or supplementary to that stated in said notice or notices. The individual or group calling such meeting shall have exclusive authority to determine the business included in such notice. Notice need not be given to any stockholder who submits a written waiver of notice signed by him or her before or after the time stated therein. Attendance of a stockholder at a meeting of stockholders shall constitute a waiver of notice of such meeting, except when the stockholder attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice.

2.10. Inspectors of Elections; Opening and Closing the Polls.

(a) One or more inspectors may be appointed by the Board of Directors before or at any meeting of stockholders, or, if no such appointment shall have been made, the presiding officer may make such appointment at the meeting. At the meeting for which the inspector or inspectors are appointed, he, she or they shall open and close the polls, receive and take charge of the proxies and ballots, and decide all questions touching on the qualifications of voters, the validity of proxies, and the acceptance and rejection of votes. If any inspector previously appointed shall fail to attend or refuse or be unable to serve, the presiding officer shall appoint an inspector in his or her place.

(b) At any time at which the Company has a class of voting stock that is (i) listed on a national securities exchange, (ii) authorized for quotation on an inter-dealer quotation system of a registered national securities association, or (iii) held of record by more than 2,000 stockholders, the provisions of Section 231 of the DGCL with respect to inspectors of election and voting procedures shall apply, in lieu of the provisions of paragraph (a) of this Section 2.10.

Annex A-1-99

2.11. Stockholders’ Consent in Lieu of Meeting. Unless otherwise provided in the Company’s Certificate of Incorporation, any action required to be taken at any annual or special meeting of stockholders of the Company, or any action that may be taken at any annual or special meeting of such stockholders, may be taken only at such a meeting, and not by written consent of the stockholders.

2.12. Advance Notice of Stockholder Business and Nominations.

(a) Timely Notice. At a meeting of the stockholders, only such nominations of persons for the election of directors and such other business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, nominations or such other business must be: (i) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors or any committee thereof, (ii) otherwise properly brought before the meeting by or at the direction of the Board of Directors or any committee thereof, or (iii) otherwise properly brought before the meeting by a stockholder who is a stockholder of record or beneficial owner of shares of the Company’s capital stock at the time such notice of meeting is delivered, who is entitled to vote at the meeting and who complies with the notice procedures set forth in this Section 2.12. In addition, any proposal of business (other than the nomination of persons for election to the Board of Directors) must be a proper matter for stockholder action. For business (including, but not limited to, director nominations) to be properly brought before an annual meeting by a stockholder, the Proposing Stockholder (as defined below) must have given timely and proper notice thereof pursuant to this Section 2.12, in writing to the Secretary of the Company even if such matter is already the subject of any notice to the stockholders or a disclosure made in a press release reported by the Dow Jones News Services, The Associated Press or a comparable national news service or in a document filed by the Company with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), from the Board of Directors (a “Public Disclosure”). For purposes of these By-laws, Proposing Stockholder means (i) the stockholder providing the notice of proposed business or director nomination, (ii) the beneficial owner of the Company’s capital stock, if different, on whose behalf the proposed business or director nomination, as applicable, is given, (iii) any affiliate or associate (as defined under the Exchange Act) of such stockholder or beneficial owner, (iv) each person who is a member of a “group” (for purposes of these By-laws, as such term is used in Rule 13d-5 under the Exchange Act) with any such stockholder or beneficial owner (or their respective affiliates and associates) or is otherwise Acting in Concert (as defined below) with any such stockholder or beneficial owner (or their respective affiliates and associates) with respect to the proposals or proposed nominations, as applicable, and (v) any participant (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A, or any successor instructions) with such stockholder or beneficial owner in the solicitation of proxies in respect of any proposed nominations or other business proposed to be brought before the Company’s stockholders. To be timely, a Proposing Stockholder’s notice must be delivered to or mailed and received at the principal executive offices of the Company: (x) not later than the close of business on the ninetieth (90th) calendar day, nor earlier than the close of business on the one hundred twentieth (120th) calendar day in advance of the anniversary of the previous year’s annual meeting if such meeting is to be held on a day which is not more than thirty (30) calendar days in advance of the anniversary of the previous year’s annual meeting or not later than sixty (60) calendar days after the anniversary of the previous year’s annual meeting; and (y) with respect to any other annual meeting of stockholders, the close of business on the tenth (10th) calendar day following the date of Public Disclosure of the date of such meeting. In no event shall the Public Disclosure of an adjournment or postponement of an annual meeting commence a new notice time period (or extend any notice time period). For purposes of these By-laws, “close of business” shall mean 5:00 p.m. local time at the principal executive offices of the Company on any calendar day, whether or not such day is a business day.

(b) Stockholder Nominations. For the nomination of any person or persons for election to the Board of Directors, a Proposing Stockholder’s notice to the Secretary of the Company shall set forth (i) the name, age, business address and residence address of each nominee proposed in such notice, (ii) the principal occupation or employment of each such nominee, (iii) the number of shares of capital stock of the Company which are owned of record and beneficially by each such nominee (if any), (iv) such other information concerning each such nominee as would be required to be disclosed in a proxy statement soliciting proxies for the election of such nominee as a director in an election contest (even if an election contest is not involved) or that is otherwise required to be disclosed, under Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder, (v) the consent of the nominee to being named in the proxy statement as a nominee and to serving as a director if elected, and (vi) as to the Proposing Stockholder: (A) the name and address of the Proposing Stockholder as they appear on the Company’s books and of the beneficial owner, if any, on whose behalf the nomination is being made, (B) the class and number of shares of the Company which are owned by the Proposing Stockholder (beneficially and of

Annex A-1-100

record) and owned by the beneficial owner, if any, on whose behalf the nomination is being made, as of the date of the Proposing Stockholder’s notice, and a representation that the Proposing Stockholder will notify the Company in writing of the class and number of such shares owned of record and beneficially as of the record date for the meeting promptly following the later of the record date or the date notice of the record date is first publicly disclosed, (C) a description of any agreement, arrangement or understanding with respect to such nomination between or among the Proposing Stockholder and the beneficial owner, if any, on whose behalf the nomination is being made, and any of their affiliates or associates, and any others (including their names) Acting in Concert with any of the foregoing, and a representation that the Proposing Stockholder will notify the Company in writing of any such agreement, arrangement or understanding in effect as of the record date for the meeting promptly following the later of the record date or the date notice of the record date is first publicly disclosed, (D) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the Proposing Stockholder’s notice by, or on behalf of, the Proposing Stockholder or any of its affiliates or associates, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of the Proposing Stockholder, or any such beneficial owner, or any of its affiliates or associates with respect to shares of stock of the Company, and a representation that the Proposing Stockholder will notify the Company in writing of any such agreement, arrangement or understanding in effect as of the record date for the meeting promptly following the later of the record date or the date notice of the record date is first publicly disclosed, (E) a representation that the Proposing Stockholder is a holder of record of shares of the Company entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice, (F) a representation as to whether the Proposing Stockholder intends to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Company’s outstanding capital stock required to approve the nomination and/or otherwise to solicit proxies from stockholders in support of the nomination, (G) the full notional amount of any securities that, directly or indirectly, underlie any “derivative security” (as such term is defined in Rule 16a-1(c) under the Exchange Act) that constitutes a “call equivalent position” (as such term is defined in Rule 16a-1(b) under the Exchange Act) (together, a “Synthetic Equity Position”) and that is, directly or indirectly, held or maintained by such Proposing Stockholder with respect to any shares of any class or series of shares of the Company; provided that, for the purposes of the definition of “Synthetic Equity Position,” the term “derivative security” shall also include any security or instrument that would not otherwise constitute a “derivative security” (as such term is defined in Rule 16a-1(c) under the Exchange Act) as a result of any feature that would make any conversion, exercise or similar right or privilege of such security or instrument becoming determinable only at some future date or upon the happening of a future occurrence, in which case the determination of the amount of securities into which such security or instrument would be convertible or exercisable shall be made assuming that such security or instrument is immediately convertible or exercisable at the time of such determination; and, provided, further, that any Proposing Stockholder satisfying the requirements of Rule 13d-1(b)(1) under the Exchange Act (other than a Proposing Stockholder that so satisfies Rule 13d-1(b)(1) under the Exchange Act solely by reason of Rule 13d-1(b)(1)(ii)(E)) shall not be deemed to hold or maintain the notional amount of any securities that underlie a Synthetic Equity Position held by such Proposing Stockholder as a hedge with respect to a bona fide derivatives trade or position of such Proposing Stockholder arising in the ordinary course of such Proposing Stockholder’s business as a derivatives dealer and (H) all other information relating to such Proposing Stockholder that would be required to be disclosed in a proxy statement or other filing if such a filing was to be made by any Proposing Stockholder in connection with the contested solicitation of proxies or consents (even if a contested solicitation is not involved) by any Proposing Stockholder in support of the business or nomination proposed to be brought before the meeting pursuant to this Section 2.12 and Regulation 14A under the Exchange Act. The Company may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable stockholder’s understanding of the independence, or lack thereof, of such nominee. For purposes of these By-laws, a person shall be deemed to be “Acting in Concert” with another person if such person knowingly acts (whether or not pursuant to an express agreement, arrangement or understanding) in concert with, or towards a common goal relating to the management, governance or control of the Company in parallel with, such other person where (A) each person is conscious of the other person’s conduct or intent and this awareness is an element in their decision-making processes and (B) at least one additional factor suggests that such persons intend to act in concert or in parallel, which such additional factors may include, without limitation, exchanging information (whether publicly or privately), attending however, that a person shall not be deemed to be Acting in Concert with any other person solely as a result of the solicitation or receipt of revocable proxies, or special meeting demands

Annex A-1-101

from such other person in response to a solicitation made pursuant to, and in accordance with, Section 14(a) of the Exchange Act by way of a proxy statement filed on Schedule 14A. A person deemed to be Acting in Concert with another person shall be deemed to be Acting in Concert with any third party who is also Acting in Concert with such other person.

(c) Other Stockholder Proposals. For all business other than director nominations, a Proposing Stockholder’s notice to the Secretary of the Company shall set forth as to each matter the Proposing Stockholder proposes to bring before the annual meeting: (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the text of the proposal or business (including the text of any resolutions proposed for consideration), (iii) a description in reasonable detail of any interest of any Proposing Stockholder in such business, including any anticipated benefit to the stockholder or any other Proposing Stockholder therefrom, including any interest that will be disclosed to the Company’s stockholders in any proxy statement to be distributed to the Company’s stockholders, (iv) any other information relating to such stockholder and beneficial owner, if any, on whose behalf the proposal is being made, required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the proposal and pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder and (v) the information required by Section 2.12(b)(vi) above.

(d) Proxy Rules. In addition to the provisions of this Section 2.12, a Proposing Stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder, the DGCL, and other applicable law with respect to any nominations of directors for election at any stockholders’ meeting and any business that may be brought before any stockholders’ meeting and any solicitations of proxies in connection therewith and any filings required to be made with the SEC in connection therewith. Nothing in this Section 2.12 shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Company’s proxy statement pursuant to Rule 14a-8 under the Exchange Act or any other rights conferred on stockholders by a rule under the Exchange Act.

(e) Notwithstanding anything to the contrary contained in this Section 2.12, the information required to be included in a Proposing Stockholder’s notice of business or director nomination shall not include any ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who, in the ordinary course of business, is directed to prepare and submit such notice on behalf of a beneficial owner of the shares held of record by such broker, dealer, commercial bank, trust company or other nominee and who is not otherwise affiliated or associated with such beneficial owner.

(f) Updating of Notice of Proposed Business or Director Nomination.

(i) A stockholder providing notice of any business proposed to be conducted at an annual meeting or notice of a director nomination shall further update and supplement such notice, as necessary, from time to time, so that the information provided or required to be provided in such notice pursuant to Sections 2.12(b) and 2.12(c) shall be true, correct and complete in all respects not only prior to the deadline for submitting such notice but also at all times thereafter and prior to the annual meeting, and such update and supplement shall be received by the Secretary of the Company not later than the earlier of (A) five (5) business days following the occurrence of any event, development or occurrence which would cause the information provided to be not true, correct and complete in all respects, and (B) ten (10) business days prior to the meeting at which such proposals or nominations contained therein are to be considered.

(ii) If the information submitted pursuant to Section 2.12(b) or 2.12(c) by any stockholder proposing business for consideration at an annual meeting or a director nomination shall not be true, correct and complete in all respects prior to the deadline for submitting such notice, such information may be deemed not to have been provided in accordance with this Section 2.12. For the avoidance of doubt, the updates required pursuant to this Section 2.12 do not cause a notice that was not in compliance with this Section 2.12 when first delivered to the Company prior to the deadline for submitting such notice to thereafter be in proper form in accordance with this Section 2.12.

(iii) Upon written request by the Secretary of the Company, the Board of Directors (or any duly authorized committee thereof), any stockholder submitting a notice proposing business for consideration at an annual meeting or a director nomination shall provide, within five (5) business days of delivery of such request (or such other period as may be specified in such request), written verification, satisfactory in the reasonable discretion of the Board of Directors, any duly authorized committee thereof or any duly authorized officer of the Company, to demonstrate

Annex A-1-102

the accuracy of any information submitted by the stockholder in such notice delivered pursuant to this Section 2.12 (including, if requested by the Company, written confirmation by such stockholder that it continues to intend to bring the business proposed or director nomination referenced in the notice before the meeting). If a stockholder fails to provide such written verification within such period, the information as to which written verification was requested may be deemed not to have been provided in accordance with this Section 2.

(g) Referencing and Cross-Referencing. For a notice proposing business or a director nomination at a stockholders’ meeting to comply with the requirements of Sections 2.12(b) and 2.12(c), each of the requirements of Sections 2.12(b) and 2.12(c) shall be directly and expressly responded to and a notice must clearly indicate and expressly reference which provisions of Sections 2.12(b) and 2.12(c) the information disclosed is intended to be responsive to. Information disclosed in one section of a notice in response to one provision of Sections 2.12(b) or 2.12(c) shall not be deemed responsive to any other provision of Sections 2.12(b) or 2.12(c) unless it is expressly cross-referenced to such other provision and it is clearly apparent how the information included in one section of the notice is directly and expressly responsive to the information required to be included in another section of the notice pursuant to Sections 2.12(b) or 2.12(c). For the avoidance of doubt, statements purporting to provide global cross-references that purport to provide that all information provided shall be deemed to be responsive to all requirements of Sections 2.12(b) and 2.12(c) shall not satisfy the requirements of this paragraph (g) of this Section 2.12.

(h) No Incorporation by Reference. For a notice proposing business or a director nomination at a stockholders’ meeting to comply with the requirements of Sections 2.12(b) and 2.12(c), it must set forth in writing directly within the body of the notice (as opposed to being incorporated by reference from any other document or writing not prepared in response to the requirements of this Section 2.12) all the information required to be included therein as set forth in Sections 2.12(b) and 2.12(c) and each of the requirements of Sections 2.12(b) and 2.12(c) shall be directly responded to in a manner that makes it clearly apparent how the information provided is specifically responsive to any requirements of Sections 2.12(b) and 2.12(c). For the avoidance of doubt, a notice shall not be deemed to be in compliance with Section 2.12 if it attempts to include the required information by incorporating by reference into the body of the notice any other document, writing or part thereof, including, but not limited to, any documents publicly filed with the U.S. Securities and Exchange Commission. For the further avoidance of doubt, the body of the notice does not include any documents not prepared in response to the requirements of this Section 2.12.

(i) Accuracy of Information. A stockholder submitting a notice of proposed business or director nomination, by its delivery to the Company, represents and warrants that all information contained therein, as of the deadline for submitting such notice, is true, accurate and complete in all respects, contains no false and misleading statements and such stockholder acknowledges that it intends for the Company and the Board of Directors to rely on such information as (i) being true, accurate and complete in all respects and (ii) not containing any false or misleading statements.

(j) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Company’s notice of meeting. Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Company’s notice of meeting (x) by or at the direction of the Board of Directors or any committee thereof or (y) provided that the Board of Directors has determined that directors shall be elected at such meeting, by any stockholder of the Company who is a beneficial owner or stockholder of record at the time the notice provided for in this Section 2.12 is delivered to the Secretary of the Company, who is entitled to vote at the meeting and upon such election and who complies with the notice procedures set forth in this Section 2.12. In the event the Company calls a special meeting of stockholders for the purpose of electing one or more directors to the Board of Directors, any such stockholder entitled to vote in such election of directors may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Company’s notice of meeting, if the stockholder’s notice required by this Section 2.12 shall be delivered to the Secretary at the principal executive offices of the Company not later than the later of the close of business on the ninetieth (90th) day prior to such special meeting or the tenth (10th) day following the date of Public Disclosure of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting and not earlier than the close of business on the one hundred twentieth (120th) day prior to such special meeting. In no event shall the Public Disclosure of an adjournment or postponement of a special meeting commence a new time period (or extend any notice time period).

(k) Effect of Noncompliance. Notwithstanding anything in these By-laws to the contrary, (i) no nominations shall be made or business shall be conducted at any annual meeting except in accordance with the procedures set forth in this Section 2.12, and (ii) unless otherwise required by law, if a Proposing Stockholder intending to propose business or

Annex A-1-103

make nominations at an annual meeting pursuant to this Section 2.12 does not provide the information required under this Section 2.12 to the Company promptly following the later of the record date or the date notice of the record date is first publicly disclosed, or the Proposing Stockholder (or a qualified representative of the Proposing Stockholder) does not appear at the meeting to present the proposed business or nominations, such business or nominations shall not be considered, notwithstanding that proxies in respect of such business or nominations may have been received by the Company. For purposes of these By-laws, “qualified representative” means (i) if the stockholder is a corporation, any duly authorized officer of such corporation, (ii) if the stockholder is a limited liability company, any duly authorized member, manager or officer of such limited liability company, (iii) if the stockholder is a partnership, any general partner or person who functions as general partner for such partnership, (iv) if the stockholder is a trust, the trustee of such trust, or (v) if the stockholder is an entity other than the foregoing, the persons acting in such similar capacities as the foregoing with respect to such entity.

Article III. — Directors.

3.1. Number of Directors.

(a) Except as otherwise provided by law, the Company’s Certificate of Incorporation, or these By-laws, the property and business of the Company shall be managed by or under the direction of the Board of Directors. Directors need not be stockholders, residents of Delaware, or citizens of the United States. The use of the phrase “whole board” herein refers to the total number of directors which the Company would have if there were no vacancies.

(b) The number of directors constituting the full Board of Directors shall be as determined by the Board of Directors from time to time by resolution adopted by the affirmative vote of at least a majority of the directors then in office.

(c) The Board of Directors shall be divided into three classes of directors as set forth in the Company’s Certificate of Incorporation.

(d) Directors shall hold office until the annual meeting of stockholders in which their term is scheduled to expire as set forth above in this Section 3.1 and until their respective successors are duly elected or qualified or until their earlier death, incapacity, resignation or removal. Any director serving as such pursuant to this Section 3.1 may be removed pursuant to Section 3.3.

(e) Except as the DGCL or the Company’s Certificate of Incorporation may otherwise require, any new directorships or vacancies in the Board of Directors, including new directorships resulting from any increase in the number of directors to serve on the whole board and/or any unfilled vacancies by reason of death, resignation, disqualification, removal for cause, failure to elect or otherwise with respect to any director, may be filled by only the vote of a majority of the remaining directors then in office, although less than a quorum, or by the sole remaining director.

(f) No decrease in the number of directors constituting the whole board shall shorten the term of any incumbent director.

3.2. Resignation. Any director of the Company may resign at any time by giving notice in writing or by electronic transmission to the Chairperson of the Board, the President, or the Secretary of the Company. Such resignation shall take effect at the time specified therein, at the time of receipt if no time is specified therein and at the time of acceptance if the effectiveness of such resignation is conditioned upon its acceptance. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

3.3. Removal. Except as may otherwise be provided by the DGCL or the Company’s Certificate of Incorporation, any director or the entire Board of Directors may be removed only for cause and only by the vote of the holders of at least 66 2/3% of the outstanding shares of capital stock of the Company entitled to vote for the election of directors or class of directors, voting together as a single class, at a meeting of the stockholders called for that purpose.

3.4. Place of Meetings and Books. The Board of Directors may hold their meetings and keep the books of the Company outside the State of Delaware, at such places as they may from time to time determine.

3.5. General Powers. In addition to the powers and authority expressly conferred upon them by these By-laws, the Board of Directors may exercise all such powers of the Company and do all such lawful acts and things as are not by statute or by the Company’s Certificate of Incorporation or by these By-laws directed or required to be exercised or done by the stockholders.

Annex A-1-104

3.6. Committees. The Board of Directors may designate one or more committees, by resolution or resolutions passed by at least a majority vote of the Board of Directors; such committee or committees shall consist of one or more directors of the Company, and to the extent provided in the resolution or resolutions designating them, shall have and may exercise specific powers of the Board of Directors in the management of the business and affairs of the Company to the extent permitted by statute and shall have power to authorize the seal of the Company to be affixed to all papers that may require it. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board of Directors.

3.7. Powers Denied to Committees. Committees of the Board of Directors shall not, in any event, have any power or authority to amend the Company’s Certificate of Incorporation (except that a committee may, to the extent authorized in the resolution or resolutions providing for the issuance of shares adopted by the Board of Directors as provided in Section 151(a) of the DGCL, fix the designations and any of the preferences or rights of such shares relating to dividends, redemption, dissolution, any distribution of assets of the Company or the conversion into, or the exchange of such shares for, shares of any other class or classes or any other series of the same or any other class or classes of stock of the Company or fix the number of shares of any series of stock or authorize the increase or decrease of the shares of any series), adopt an agreement of merger or consolidation, recommend to the stockholders the sale, lease, or exchange of all or substantially all of the Company’s property and assets, recommend to the stockholders a dissolution of the Company or a revocation of a dissolution, or amend the By-laws of the Company. Further, no committee of the Board of Directors shall have the power or authority to declare a dividend, to authorize the issuance of stock, or to adopt a certificate of ownership and merger pursuant to Section 253 of the DGCL, unless the resolution or resolutions designating such committee expressly so provides.

3.8. Substitute Committee Member. In the absence or on the disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Director’s to act at the meeting in the place of such absent or disqualified member. Any committee shall keep regular minutes of its proceedings and report the same to the Board of Directors as may be required by the Board of Directors.

3.9. Compensation of Directors. The Board of Directors shall have the power to fix the compensation of directors and members of committees of the Board. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors, a stated amount per annum as director and/or other forms of compensation as the Board of Directors may approve. No such payment shall preclude any director from serving the Company in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

3.10. Regular Meetings. No notice shall be required for regular meetings of the Board of Directors for which the time and place have been fixed.

3.11. Special Meetings. Special meetings of the Board of Directors may be called by the Chairperson of the Board of Directors, if any, or the Chief Executive Officer, on two (2) days’ notice, which may be written, oral or by electronic transmission, to each director, or such shorter period of time before the meeting as will nonetheless be sufficient for the convenient assembly of the directors so notified; special meetings shall be called by the Secretary in like manner and on like notice, on the written request of two (2) or more directors.

3.12. Quorum. At all meetings of the Board of Directors, a majority of the members of the Board of Directors shall be necessary and sufficient to constitute a quorum for the transaction of business, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically permitted or provided by statute, by the Company’s Certificate of Incorporation, or by these By-laws. If at any meeting of the Board of Directors there shall be less than a quorum present, a majority of those present may adjourn the meeting from time to time until a quorum is obtained, and no further notice thereof need be given other than by announcement at said meeting that shall be so adjourned.

3.13. Telephonic Participation in Meetings. Members of the Board of Directors or any committee designated by the Board of Directors may participate in a meeting of the Board of Directors or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear one another, and participation in a meeting pursuant to this section shall constitute presence in person at such meeting.

Annex A-1-105

3.14. Action by Consent. Unless otherwise restricted by the Company’s Certificate of Incorporation or these By-laws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if written consent thereto is signed or submitted by electronic transmission by all members of the Board of Directors or of such committee as the case may be, and such written consent is filed with the minutes of proceedings of the Board of Directors or committee.

3.15. Chairperson of the Board. The Board of Directors may elect or remove, by the affirmative vote of at least a majority of the directors then in office, a Chairperson. Any Chairperson must be a director of the Company. The Chairperson shall preside at all meetings of the Board of Directors and at all meetings of the stockholders and, subject to the provisions of these By-laws and the direction of the Board of Directors, the Chairperson shall have such powers and perform such duties that are commonly incident to the position of chairperson of the board or as may be prescribed from time to time by the Board of Directors or provided in these By-laws.

Article IV. — Officers.

4.1. Selection; Statutory Officers. The officers of the Company shall be chosen by the Board of Directors. There shall be a President, a Secretary, and a Treasurer, and there may be a Chairperson of the Board of Directors, a Chief Executive Officer, one or more Vice Presidents, one or more Assistant Secretaries, and one or more Assistant Treasurers, as the Board of Directors may elect. Any number of offices may be held by the same person.

4.2. Time of Election. The officers above named shall be chosen by the Board of Directors at its first meeting after each annual meeting of stockholders. Other than the Chairperson, none of said officers need be a director.

4.3. Additional Officers. The Board of Directors may appoint such other officers and agents as it shall deem necessary, who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors.

4.4. Terms of Office. Each officer of the Company shall hold office until such officer’s successor is chosen and qualified, or until such officer’s earlier death, resignation or removal. Any officer may be removed at any time by the Board of Directors.

4.5. Compensation of Officers. The Board of Directors shall have power to fix the compensation of all officers of the Company. It may authorize any officer, upon whom the power of appointing subordinate officers may have been conferred, to fix the compensation of such subordinate officers.

4.6. Chief Executive Officer. The Chief Executive Officer, if any, in the absence or disability of the Chairperson of the Board, shall preside at all meetings of the stockholders, shall have general and active management of the business of the Company, and shall see that all orders and resolutions of the Board of Directors are carried into effect. The Chief Executive Officer shall execute bonds, mortgages, and other contracts requiring a seal, under the seal of the Company, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the Company. In the absence of the Chief Executive Officer, the President, the Chairperson, or another officer of the Company, as designated by the Board of Directors, shall have the powers of the Chief Executive Officer.

4.7. President and Vice-Presidents. The President shall act in an executive capacity as shall be directed from time to time by the Board of Directors or the Chief Executive Officer, and shall have such powers and perform such other duties as the Board of Directors or the Chief Executive Officer may determine from time to time (which may include, without limitation, assisting the Chief Executive Officer in the operation and administration of the Company’s business and the supervision of its policies and affairs), with such limitations on such powers or performance of duties as either of the foregoing shall prescribe. The Vice-President, or if there shall be more than one, the Vice-Presidents in the order determined by the Board of Directors, shall, in the absence or disability of the President, perform the duties and exercise the powers of the President and shall perform such other duties and have such powers as the Board of Directors may, from time to time, determine or as these By-laws may prescribe.

4.8. Treasurer. The Treasurer shall have the care and custody of all the funds and securities of the Company that may come into his or her hands as Treasurer, and the power and authority to endorse checks, drafts and other instruments for the payment of money for deposit or collection when necessary or proper and to deposit the same to

Annex A-1-106

the credit of the Company in such bank or banks or depository as the Board of Directors, or the officers or agents to whom the Board of Directors may delegate such authority, may designate, and such officer may endorse all commercial documents requiring endorsements for or on behalf of the Company. The Treasurer may sign all receipts and vouchers for the payments made to the Company. The Treasurer shall render an account of such officer’s transactions to the Board of Directors as often as the Board of Directors or the committee shall require the same. The Treasurer shall enter regularly in the books to be kept by such officer for that purpose full and adequate account of all moneys received and paid by him or her on account of the Company. The Treasurer shall perform all acts incident to the position of Treasurer, subject to the control of the Board of Directors. The Treasurer shall when requested, pursuant to vote of the Board of Directors, give a bond to the Company conditioned for the faithful performance of such officer’s duties, the expense of which bond shall be borne by the Company.

4.9. Secretary. The Secretary shall keep the minutes of all meetings of the Board of Directors and of the stockholders; such officer shall attend to the giving and serving of all notices of the Company. Except as otherwise ordered by the Board of Directors, such officer shall attest the seal of the Company upon all contracts and instruments executed under such seal and shall affix the seal of the Company thereto and to all certificates of shares of capital stock of the Company. The Secretary shall have charge of the stock certificate book, transfer book and stock ledger, and such other books and papers as the Board of Directors may direct. The Secretary shall, in general, perform all the duties of Secretary, subject to the control of the Board of Directors.

4.10. Assistant Secretary. The Board of Directors or any two of the officers of the Company acting jointly may appoint or remove one or more Assistant Secretaries of the Company. Any Assistant Secretary upon such officer’s appointment shall perform such duties of the Secretary, and also any and all such other duties as the Board of Directors or the President or a Vice-President or the Treasurer or the Secretary may designate.

4.11. Assistant Treasurer. The Board of Directors or any two of the officers of the Company acting jointly may appoint or remove one or more Assistant Treasurers of the Company. Any Assistant Treasurer upon such officer’s appointment shall perform such of the duties of the Treasurer, and also any and all such other duties as the Board of Directors or the President or a Vice-President or the Treasurer or the Secretary may designate.

4.12. Subordinate Officers. The Board of Directors may select such subordinate officers as it may deem desirable. Each such officer shall hold office for such period, have such authority, and perform such duties as the Board of Directors may prescribe. The Board of Directors may, from time to time, authorize any officer to appoint and remove subordinate officers and to prescribe the powers and duties thereof.

4.13. Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

4.14. Removal. The Board of Directors may remove any officer of the Company at any time, with or without cause.

Article V. — Stock.

5.1. Stock. The shares of the Company’s capital stock may be certificated or uncertificated and shall be entered in the books of the Company and registered as they are issued. Any certificate representing shares of stock issued to a stockholder of the Company (i) shall be numbered, (ii) shall certify the holder’s name, the number of shares and the class or series of stock, (iii) shall otherwise be in such form as the Board of Directors shall prescribe, (iv) shall be signed by both of (a) either the President or a Vice-President, and (b) any one of the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary, and (v) shall be sealed with the corporate seal of the Company, if any. If such certificate is countersigned (l) by a transfer agent other than the Company or its employee, or, (2) by a registrar other than the Company or its employee, the signature of the officers of the Company and the corporate seal may be facsimiles. In case any officer or officers who shall have signed, or whose facsimile signature or signatures shall have been used on, any such certificate or certificates shall cease to be such officer or officers of the Company, whether because of death, resignation or otherwise, before such certificate or certificates shall have been delivered by the Company, such certificate or certificates may nevertheless be adopted by the Company and be issued and delivered as though the person or persons who signed such certificate or certificates or whose facsimile signature shall have been used thereon had not ceased to be such officer or officers of the Company.

Annex A-1-107

5.2. Fractional Share Interests. The Company may, but shall not be required to, issue fractions of a share.

5.3. Transfers of Stock.

Subject to any transfer restrictions then in force, the shares of stock of the Company shall be transferable only upon its books by the holders thereof in person or by their duly authorized attorneys or legal representatives.

If the shares of stock of the Company to be transferred are certificated shares, then, subject to the provisions of Section 5.7 below, the holder of the certificate or certificates representing such shares shall surrender to the Company or the transfer agent of the Company such certificate or certificates duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, and, subject to any transfer restrictions then in force, the Company or the transfer agent of the Company shall cancel such certificate or certificates upon receipt thereof or upon compliance by such holder with the provisions of Section 5.7 below and (i) deliver to the applicable stockholder transferee either a new certificate or certificates representing the number of shares transferred or appropriate documentation evidencing the applicable stockholder transferee’s record ownership of a number of uncertificated shares equal to the number of shares transferred, and, if applicable, (ii) deliver to the applicable stockholder transferor a new certificate or certificates representing the number of shares not transferred that were previously represented by the certificate or certificates so surrendered or appropriate documentation evidencing the applicable stockholder transferor’s record ownership of a number of uncertificated shares equal to such number of shares not transferred. Any transfer or transfers in compliance with the provisions of this paragraph shall be recorded upon the books of the Company.

If the shares of stock of the Company to be transferred are uncertificated shares, then the registered owner of such shares shall deliver to the Company or the transfer agent of the Company proper transfer instructions, with such proof of authenticity of signature as the Company or its transfer agent or registrar may reasonably require, and, subject to any transfer restrictions then in force that are applicable to such shares, the Company or the transfer agent of the Company shall cancel such shares upon receipt of such transfer instructions and (i) deliver to the applicable stockholder transferee either a new certificate or certificates representing such shares or appropriate documentation evidencing the applicable stockholder transferee’s record ownership of such shares in uncertificated form, and, if applicable and required, (ii) deliver to the applicable stockholder transferor appropriate documentation evidencing that the applicable stockholder transferor is no longer the record owner of such shares so transferred. Any transfer or transfers in compliance with the provisions of this paragraph shall be recorded upon the books of the Company.

The Company shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and accordingly shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person whether or not it shall have express or other notice thereof save as expressly provided by the laws of Delaware.

5.4. Record Date. For the purpose of determining the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or the allotment of any rights, or entitled to exercise any rights in respect of any change, conversion, or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, that shall not be more than sixty (60) calendar days nor less than ten (10) calendar days before the date of such meeting, nor more than sixty (60) calendar days prior to any other action. If no such record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day before the day on which notice is given, or, if notice is waived, at the close of business on the day before the day on which the meeting is held; the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto. A determination of stockholders of record entitled to notice of or to vote at any meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Annex A-1-108

5.5. Transfer Agent and Registrar. The Board of Directors may appoint one or more transfer agents or transfer clerks and one or more registrars and may require all certificates of stock to bear the signature or signatures of any of them.

5.6. Dividends.

(a)      Power to Declare. Dividends upon the capital stock of the Company, subject to the provisions of the Company’s Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Company’s Certificate of Incorporation and the laws of Delaware.

(b)      Reserves. Before payment of any dividend, there may be set aside out of any funds of the Company available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Company, or for such other purpose as the directors shall think conducive to the interest of the Company, and the directors may modify or abolish any such reserve in the manner in which it was created.

5.7. Lost, Stolen, or Destroyed Certificates. No certificates for shares of stock of the Company shall be issued in place of any certificate alleged to have been lost, stolen, or destroyed, except upon production of such evidence of the loss, theft, or destruction and upon indemnification of the Company and its agents to such extent and in such manner as the officers of the Company may from time to time prescribe. Upon compliance with the foregoing provisions of this Section 5.7, the Company may issue (i) a new certificate or certificates of stock or (ii) uncertificated shares, in place of any certificate or certificates previously issued by the Company alleged to have been lost, stolen or destroyed.

5.8. Inspection of Books. The stockholders of the Company, by a majority vote at any meeting of stockholders duly called, or in case the stockholders shall fail to act, the Board of Directors shall have power from time to time to determine whether and to what extent and at what times and places and under what conditions and regulations the accounts and books of the Company (other than the stock ledger) or any of them, shall be open to inspection of stockholders; and no stockholder shall have any right to inspect any account or book or document of the Company except as conferred by statute or authorized by the Board of Directors or by a resolution of the stockholders.

Article VI. — Miscellaneous Management Provisions.

6.1. Checks, Drafts, and Notes. All checks, drafts, or orders for the payment of money, and all notes and acceptances of the Company shall be signed by such officer or officers, or such agent or agents, as the officers of the Company may designate.

6.2. Notices.

(a) Notices to directors may, and notices to stockholders shall, be in writing or by electronic transmission, and delivered personally, electronically transmitted or mailed to the directors or stockholders at their postage or electronic mail addresses appearing on the books of the Company. Notice by mail and electronic transmission shall be deemed to be given at the time when the same shall be mailed or transmitted. Notice to directors may also be given by telegram, facsimile or orally, by telephone or in person.

(b) Whenever any notice is required to be given under the provisions of any applicable statute or of the Company’s Certificate of Incorporation or of these By-laws, an electronic transmission or written waiver of notice, signed by the person or persons entitled to said notice, whether before or after the time stated therein or the meeting or action to which such notice relates, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

6.3. Conflict of Interest. No contract or transaction between the Company and one or more of its directors or officers, or between the Company and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable

Annex A-1-109

solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof that authorized the contract or transaction, or solely because his, her, or their votes are counted for such purpose, if: (i) the material facts as to his, her or their relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors may be less than a quorum; (ii) the material facts as to his, her or their relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders of the Company entitled to vote thereon, and the contract or transaction as specifically approved in good faith by vote of such stockholders; or (iii) the contract or transaction is fair as to the Company as of the time it is authorized, approved, or ratified, by the Board of Directors, a committee or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee that authorizes the contract or transaction.

6.4. Voting of Securities owned by the Company. Subject always to the specific directions of the Board of Directors, (i) any shares or other securities issued by any other corporation and owned or controlled by the Company may be voted in person at any meeting of security holders of such other corporation by the President of the Company if he or she is present at such meeting, or in his or her absence by the Treasurer of the Company if he or she is present at such meeting, and (ii) whenever, in the judgment of the President, it is desirable for the Company to execute a proxy or written consent in respect to any shares or other securities issued by any other corporation and owned by the Company, such proxy or consent shall be executed in the name of the Company by the President, without the necessity of any authorization by the Board of Directors, affixation of corporate seal or countersignature or attestation by another officer, provided that if the President is unable to execute such proxy or consent by reason of sickness, absence from the United States or other similar cause, the Treasurer may execute such proxy or consent. Any person or persons designated in the manner above stated as the proxy or proxies of the Company shall have full right, power and authority to vote the shares or other securities issued by such other corporation and owned by the Company the same as such shares or other securities might be voted by the Company.

Article VII. — Indemnification.

7.1. Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of being or having been a director or officer of the Company or serving or having served at the request of the Company as a director, trustee, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (an “Indemnitee”), whether the basis of such proceeding is alleged action or failure to act in an official capacity as a director, trustee, officer, employee or agent or in any other capacity while serving as a director, trustee, officer, employee or agent, shall be indemnified and held harmless by the Company to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than permitted prior thereto) (as used in this Article 7, the “Delaware Law”), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such Indemnitee in connection therewith and such indemnification shall continue as to an Indemnitee who has ceased to be a director, trustee, officer, employee, or agent and shall inure to the benefit of the Indemnitee’s heirs, executors, and administrators; provided, however, that, except as provided in Section 7.2 hereof with respect to Proceedings to enforce rights to indemnification, the Company shall indemnify any such Indemnitee in connection with a Proceeding (or part thereof) initiated by such Indemnitee only if such Proceeding (or part thereof) was authorized by the Board of Directors of the Company. The right to indemnification conferred in this Article 7 shall be a contract right and shall include the right to be paid by the Company the expenses (including attorneys’ fees) incurred in defending any such Proceeding in advance of its final disposition (an “Advancement of Expenses”); provided, however, that, if the Delaware Law so requires, an Advancement of Expenses incurred by an Indemnitee shall be made only upon delivery to the Company of an undertaking (an “Undertaking”), by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (a “Final Adjudication”) that such Indemnitee is not entitled to be indemnified for such expenses under this Article 7 or otherwise.

Annex A-1-110

7.2. Right of Indemnitee to Bring Suit. If a claim under Section 7.1 hereof is not paid in full by the Company within sixty (60) days after a written claim has been received by the Company, except in the case of a claim for an Advancement of Expenses, in which case the applicable period shall be twenty (20) days, the Indemnitee may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Company to recover an Advancement of Expenses pursuant to the terms of an Undertaking, the Indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In any suit brought by the Indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the Indemnitee to enforce a right to an Advancement of Expenses) it shall be a defense that the Indemnitee has not met the applicable standard of conduct set forth in the Delaware Law. In addition, any suit by the Company to recover an Advancement of Expenses pursuant to the terms of an Undertaking the Company shall be entitled to recover such expenses upon a Final Adjudication that, the Indemnitee has not met the applicable standard of conduct set forth in the Delaware Law. Neither the failure of the Company (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct set forth in the Delaware Law, nor an actual determination by the Company (including its Board of Directors, independent legal counsel, or its stockholders) that the Indemnitee has not met such applicable standard of conduct, shall create a presumption that the Indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the Indemnitee, be a defense to such suit. In any suit brought by the Indemnitee to enforce a right to indemnification or to an Advancement of Expenses hereunder, or by the Company to recover an Advancement of Expenses pursuant to the terms of an Undertaking, the burden of proving that the Indemnitee is not entitled to be indemnified, or to such Advancement of Expenses, under this Article 7 or otherwise shall be on the Company.

7.3. Non-Exclusivity of Rights. The rights to indemnification and to the Advancement of Expenses conferred in this Article 7 shall not be exclusive of any other right that any person may have or hereafter acquire under any statute, the Company’s Certificate of Incorporation, by law, agreement, vote of stockholders or disinterested directors or otherwise.

7.4. Insurance. The Company may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under this Article 7 or under the Delaware Law.

7.5. Indemnification of Employees and Agents of the Company. The Company may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and to the Advancement of Expenses, to any employee or agent of the Company to the fullest extent of the provisions of this Article 7 with respect to the indemnification and Advancement of Expenses of directors and officers of the Company.

7.6. Merger or Consolidation. For purposes of this Article 7, references to the “Company” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this Article 7 with respect to the resulting or surviving corporation as he or she would have with respect to such constituent corporation if its separate existence had continued.

7.7. Savings Clause. If this Article 7 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and advance expenses to each person entitled to indemnification under Article 7 as to all expense, liability and loss (including attorneys’ fees and related disbursements, judgments, fines, ERISA excise taxes and penalties, penalties and amounts paid or to be paid in settlement) actually and reasonably incurred or suffered by such person and for which indemnification or advancement of expenses is available to such person pursuant to this Article 7 to the fullest extent permitted by any applicable portion of this Article 7 that shall not have been invalidated and to the fullest extent permitted by applicable law.

Annex A-1-111

Article VIII. — Amendments.

8.1. Amendments. Subject always to any limitations imposed by the Company’s Certificate of Incorporation, these By-laws and any amendment thereof may be altered, amended or repealed, or new By-laws may be adopted, by the Board of Directors at any regular or special meeting by the affirmative vote of a majority of all of the members of the Board of Directors, provided in the case of any special meeting at which all of the members of the Board of Directors are not present, that the notice of such meeting shall have stated that the amendment of these By-laws was one of the purposes of the meeting; but these By-laws and any amendment thereof, including the By-laws adopted by the Board of Directors, may be altered, amended or repealed and other By-laws may be adopted by the affirmative vote of holders of at least fifty percent (50%) of the outstanding shares of capital stock of the Company entitled to vote in the election of directors or class of directors, voting together as a single class, provided, in the case of any special meeting, that notice of such proposed alteration, amendment, repeal or adoption is included in the notice of the meeting.

Annex A-1-112

EXHIBIT F

[Form of MEOA Incentive Equity Plan]

Annex A-1-113

VERVE TECHNOLOGIES CORPORATION
2023 OMNIBUS SECURITIES AND INCENTIVE PLAN
[ # ] MILLION SHARES OF COMMON STOCK

Annex A-1 Page
ARTICLE I	PURPOSE		A-1-116

ARTICLE II	DEFINITIONS		A-1-116

ARTICLE III	EFFECTIVE DATE OF PLAN		A-1-120

ARTICLE IV	ADMINISTRATION		A-1-120
	Section 4.1	Administration	A-1-120
	Section 4.2	Powers	A-1-120
	Section 4.3	Additional Powers	A-1-120
	Section 4.4	Delegation	A-1-120
	Section 4.5	Power and Authority of the Board	A-1-120

ARTICLE V	SHARES SUBJECT TO PLAN AND LIMITATIONS THEREON		A-1-121
	Section 5.1	Shares Grant and Award Limits	A-1-121
	Section 5.2	Prior Stock Plan	A-1-121
	Section 5.3	Common Stock Offered	A-1-121
	Section 5.4	Limitations on Awards for Directors	A-1-121

ARTICLE VI	ELIGIBILITY FOR AWARDS		A-1-122

ARTICLE VII	OPTIONS		A-1-122
	Section 7.1	Option Period	A-1-122
	Section 7.2	Limitations on Exercise of Option	A-1-122
	Section 7.3	Special Limitations on Incentive Share Options	A-1-122
	Section 7.4	Option Agreement	A-1-122
	Section 7.5	Option Price and Payment	A-1-123
	Section 7.6	Stockholder Rights and Privileges	A-1-123
	Section 7.7	Options and Rights in Substitution for Stock or Share Options Granted by Other Corporations	A-1-123
	Section 7.8	Prohibition Against Repricing	A-1-123

ARTICLE VIII	RESTRICTED SHARE AWARDS		A-1-124
	Section 8.1	Restriction Period	A-1-124
	Section 8.2	Other Terms and Conditions	A-1-125
	Section 8.3	Payment for Restricted Shares	A-1-125
	Section 8.4	Restricted Share Award Agreements	A-1-125

ARTICLE IX	UNRESTRICTED SHARE AWARDS		A-1-125

ARTICLE X.	RESTRICTED SHARE UNIT AWARDS		A-1-125
	Section 10.1	Terms and Conditions	A-1-125
	Section 10.2	Payments	A-1-126

ARTICLE XI	PERFORMANCE UNIT AWARDS		A-1-126
	Section 11.1	Terms and Conditions	A-1-126

Annex A-1-114

Annex A-1 Page
	Section 11.2	Payments	A-1-126
ARTICLE XII	DISTRIBUTION EQUIVALENT RIGHTS		A-1-127
	Section 12.1	Terms and Conditions	A-1-127
	Section 12.2	Interest Equivalents	A-1-127

ARTICLE XIII	SHARE APPRECIATION RIGHTS		A-1-127
	Section 13.1	Terms and Conditions	A-1-127
	Section 13.2	Tandem Share Appreciation Rights	A-1-127

ARTICLE XIV	RECAPITALIZATION OR REORGANIZATION		A-1-128
	Section 14.1	Adjustments to Common Stock	A-1-128
	Section 14.2	Recapitalization	A-1-128
	Section 14.3	Other Events	A-1-128
	Section 14.4	Powers Not Affected	A-1-128
	Section 14.5	No Adjustment for Certain Awards	A-1-128

ARTICLE XV	AMENDMENT AND TERMINATION OF PLAN		A-1-129

ARTICLE XVI	MISCELLANEOUS		A-1-129
	Section 16.1	No Right to Award	A-1-129
	Section 16.2	No Rights Conferred	A-1-129
	Section 16.3	Other Laws; No Fractional Shares; Withholding	A-1-129
	Section 16.4	No Restriction on Corporate Action	A-1-129
	Section 16.5	Restrictions on Transfer	A-1-130
	Section 16.6	Beneficiary Designations	A-1-130
	Section 16.7	Rule 16b-3	A-1-130
	Section 16.8	Section 409A	A-1-130
	Section 16.9	Indemnification	A-1-130
	Section 16.10	Other Plans	A-1-131
	Section 16.11	Limits of Liability	A-1-131
	Section 16.12	Governing Law	A-1-131
	Section 16.13	Severability of Provisions	A-1-131
	Section 16.14	No Funding	A-1-131
	Section 16.15	Headings	A-1-131
	Section 16.16	Terms of Award Agreements	A-1-131
Annex A-1-115

VERVE TECHNOLOGIES CORPORATION
2023 OMNIBUS SECURITIES AND INCENTIVE PLAN
[ # ] MILLION SHARES OF COMMON STOCK

ARTICLE I
PURPOSE

The purpose of this Verve Technologies Corporation 2023 Omnibus Securities and Incentive Plan (the “Plan”) is to benefit the stockholders of Verve Technologies Corporation, a Delaware corporation (the “Company”), by assisting the Company to attract, retain and provide incentives to key management employees and non-employee directors of, and non-employee consultants to, the Company and its Affiliates, and to align the interests of such employees, non-employee directors and non-employee consultants with those of the Company’s stockholders. Accordingly, the Plan provides for the granting of Distribution Equivalent Rights, Incentive Share Options, Non-Qualified Share Options, Performance Unit Awards, Restricted Share Awards, Restricted Share Unit Awards, Share Appreciation Rights, Tandem Share Appreciation Rights, Unrestricted Share Awards or any combination of the foregoing, as may be best suited to the circumstances of the particular Employee, Director or Consultant as provided herein.

ARTICLE II
DEFINITIONS

The following definitions shall be applicable throughout the Plan unless the context otherwise requires:

“Affiliate” shall mean any corporation which, with respect to the Company, is a “subsidiary corporation” within the meaning of Section 424(f) of the Code.

“Award” shall mean, individually or collectively, any Distribution Equivalent Right, Option, Performance Unit Award, Restricted Share Award, Restricted Share Unit Award, Share Appreciation Right or Unrestricted Share Award.

“Award Agreement” shall mean a written agreement between the Company and the Holder with respect to an Award, setting forth the terms and conditions of the Award, and each of which shall constitute a part of the Plan.

“Board” shall mean the Board of Directors of the Company.

“Cause” shall mean (i) Participant’s refusal to comply with any lawful directive or policy of the Board which refusal is not cured by the Participant within 10 days of such written notice from the Company; (ii) the Company’s determination that, in the reasonable judgment of the Board, Participant has committed any act of dishonesty, embezzlement, unauthorized use or disclosure of confidential information or other intellectual property or trade secrets, common law fraud or other fraud against the Company; (iii) a material breach by the Participant of any written agreement with or any fiduciary duty owed to any Company; (iv) Participant’s conviction (or the entry of a plea of a nolo contendere or equivalent plea) in a court of competent jurisdiction of a felony or any misdemeanor involving material dishonesty or moral turpitude; or (v) Participant’s habitual or repeated misuse of, or habitual or repeated performance of Participant’s duties under the influence of, alcohol, illegally obtained prescription controlled substances or non-prescription controlled substances. Notwithstanding the foregoing, if a Participant and the Company have entered into an employment agreement, consulting agreement or other similar agreement that specifically defines “cause,” then with respect to such Participant, “Cause” shall have the meaning defined in such other agreement.

“Change of Control” shall mean (i) for a Holder who is a party to an employment or consulting agreement with the Company or an Affiliate which agreement defines “Change of Control” (or a similar term) therein, “Change of Control” shall have the same meaning as provided for in such agreement, or (ii) for a Holder who is not a party to such an agreement, “Change of Control” shall mean the satisfaction of any one or more of the following conditions (and the “Change of Control” shall be deemed to have occurred as of the first day that any one or more of the following conditions shall have been satisfied):

(a) Any person (as such term is used in paragraphs 13(d) and 14(d)(2) of the Exchange Act, hereinafter in this definition, “Person”), other than the Company or an Affiliate or an employee benefit plan of the Company or an Affiliate, becomes the beneficial owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the combined voting power of the Company’s then outstanding securities;

Annex A-1-116

(b) The closing of a merger, consolidation or other business combination (a “Business Combination”) other than a Business Combination in which holders of the Common Stock immediately prior to the Business Combination have substantially the same proportionate ownership of the Company or surviving corporation immediately after the Business Combination as immediately before;

(c) The closing of an agreement for the sale or disposition of all or substantially all of the Company’s assets to any entity that is not an Affiliate;

(d) The approval by the holders of shares of Common Stock of a Plan of complete liquidation of the Company other than a liquidation of the Company into any subsidiary or a liquidation a result of which Persons who were stockholders of the Company immediately prior to such liquidation have substantially the same proportionate ownership of shares of the surviving corporation immediately after such liquidation as immediately before; or

(e) Within any twenty-four (24)-month period, the Incumbent Directors shall cease to constitute at least a majority of the Board or the board of directors of any successor to the Company; provided, however, that any director elected to the Board, or nominated for election, by a majority of the Incumbent Directors then still in office, shall be deemed to be an Incumbent Director for purposes of this paragraph (e), but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of an individual, entity or “group” other than the Board (including, but not limited to, any such assumption that results from paragraph (a), (b), (c) or (d) of this definition).

Notwithstanding the foregoing, a “Change of Control” shall not be deemed to occur if the Company files for bankruptcy, liquidation or reorganization under the United States Bankruptcy Code.

“Code” shall mean the Internal Revenue Code of 1986, as amended. Reference in the Plan to any section of the Code shall be deemed to include any amendments or successor provisions to any section and any regulation under such section.

“Committee” shall mean the Compensation Committee of the Board or such other committee designated by the Board to administer the Plan.

“Common Share” shall mean a share of Common Stock.

“Common Stock” shall mean the common stock, par value $0.0001 per share, of the Company.

“Company” shall mean Verve Technologies Corporation, a Delaware corporation, and any successor thereto.

“Consultant” shall mean any non-Employee advisor to the Company or an Affiliate who or which has contracted directly with the Company or an Affiliate to render bona fide consulting or advisory services thereto.

“Director” shall mean a member of the Board or a member of the board of directors of an Affiliate, in either case, who is not an Employee.

“Distribution Equivalent Right” shall mean an Award granted under Article XII of the Plan which entitles the Holder to receive bookkeeping credits, cash payments and/or Common Share distributions equal in amount to the distributions that would have been made to the Holder had the Holder held a specified number of Common Stock during the period the Holder held the Distribution Equivalent Right.

“Distribution Equivalent Right Award Agreement” shall mean a written agreement between the Company and a Holder with respect to a Distribution Equivalent Right Award.

“Effective Date” shall have the meaning ascribed to that term in Article III.

“Employee” shall mean any employee, including officers, of the Company or an Affiliate.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Fair Market Value” shall mean, as determined consistent with the applicable requirements of Sections 409A and 422 of the Code, as of any specified date, the closing sales price of the Common Stock for such date (or, in the event that the Common Stock is not traded on such date, on the immediately preceding trading date) as reported in The Wall

Annex A-1-117

Street Journal or a comparable reporting service. If the Common Stock is not listed on a national securities exchange, but are quoted on the OTC Markets OTC Link, the Fair Market Value of the Common Stock shall be the mean of the bid and asked prices per Common Share for such date. If the Common Stock is not quoted or listed as set forth above, Fair Market Value shall be determined by the Committee in good faith by any fair and reasonable means (which means, with respect to a particular Award grant, may be set forth with greater specificity in the applicable Award Agreement). The Fair Market Value of property other than Common Stock shall be determined by the Committee in good faith by any fair and reasonable means, and consistent with the applicable requirements of Sections 409A and 422 of the Code.

“Family Member” shall mean any child, stepchild, grandchild, parent, stepparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, including adoptive relationships, any person sharing the Holder’s household (other than a tenant or employee of the Holder), a trust in which such persons have more than fifty percent (50%) of the beneficial interest, a foundation in which such persons (or the Holder) control the management of assets and any other entity in which such persons (or the Holder) own more than fifty percent (50%) of the voting interests.

“Holder” shall mean an Employee, Director or Consultant who has been granted an Award or any such individual’s beneficiary, estate or representative, to the extent applicable.

“Incentive Share Option” shall mean an Option which is intended by the Committee to constitute an “incentive stock option” under Section 422 of the Code.

“Incumbent Director” shall mean, with respect to any period of time specified under the Plan for purposes of determining whether or not a Change of Control has occurred, the individuals who were members of the Board at the beginning of such period.

“Non-Qualified Share Option” shall mean an Option which is not an Incentive Share Option.

“Option” shall mean an Award granted under Article VII of the Plan of an option to purchase Common Stock and includes both Incentive Share Options and Non-Qualified Share Options.

“Option Agreement” shall mean a written agreement between the Company and a Holder with respect to an Option.

“Performance Goals” shall mean one or more goals that must be met by the end of a period specified by the Committee (but that is substantially uncertain of being met before the grant of the Award) based upon one or more of the following business criteria: (i) specified levels of or increases in pre-tax earnings, return on capital, equity measures/ratios (on a gross, net, pre-tax or post tax basis), including basic earnings per share, diluted earnings per share, total earnings (including total earnings as adjusted by the Committee at the time of the Award), operating earnings, earnings growth, earnings before interest and taxes, or EBIT, and earnings before interest, taxes, depreciation and amortization, or EBITDA (including EBIT or EBITDA as adjusted by the Committee at the time of the Award); (ii) total sales or sales growth; (iii) gross margin; (iv) customer service levels; (v) employee recruiting and development; (vi) advertising effectiveness; (vii) development of new markets; (viii) financial ratios; (ix) strategic initiatives; (x) improvement in or attainment of operating expense levels; (xi) improvement in or attainment of capital expense levels; (xii) the attainment of certain target levels of, or a specified increase in, operational cash flow; (xiii) the achievement of a certain level of, reduction of, or other specified objectives with regard to limiting the level of increase in, all or a portion of, the Company’s bank debt or other long-term or short-term public or private debt or other similar financial obligations of the Company, which may be calculated net of such cash balances and/or other specified offsets; (xiv) appreciation in and/or maintenance of certain target levels in the Fair Market Value; (xv) the attainment of a certain level of, reduction of, or other specified objectives with regard to limiting the level of or rate of increase in all or a portion of specified expenses (xvi) individual objectives; and (xvii) any combination of the foregoing. The Committee shall have discretion to determine the specific targets with respect to each of these categories of Performance Goals and may apply to the Company.

“Performance Unit” shall mean a Unit awarded to a Holder pursuant to a Performance Unit Award.

“Performance Unit Award” shall mean an Award granted under Article XI of the Plan under which, upon the satisfaction of predetermined individual and/or Company (and/or Affiliate) performance goals and/or objectives, a cash payment shall be made to the Holder, based on the number of Units awarded to the Holder.

Annex A-1-118

“Performance Unit Award Agreement” shall mean a written agreement between the Company and a Holder with respect to a Performance Unit Award.

“Plan” shall mean this Verve Technologies Corporation 2023 Omnibus Securities and Incentive Plan, as amended from time to time, together with each of the Award Agreements utilized hereunder.

“Restricted Share Award” shall mean an Award granted under Article VIII of the Plan of Common Stock, the transferability of which by the Holder shall be subject to Restrictions.

“Restricted Share Award Agreement” shall mean a written agreement between the Company and a Holder with respect to a Restricted Share Award.

“Restricted Share Unit Award” shall mean an Award granted under Article X of the Plan under which, upon the satisfaction of predetermined individual service-related vesting requirements, a cash payment shall be made to the Holder, based on the number of Units awarded to the Holder.

“Restricted Share Unit Award Agreement” shall mean a written agreement between the Company and a Holder with respect to a Restricted Share Unit Award.

“Restriction Period” shall mean the period of time for which Common Stock subject to a Restricted Share Award shall be subject to Restrictions, as set forth in the applicable Restricted Share Award Agreement.

“Restrictions” shall mean forfeiture, transfer and/or other restrictions applicable to Common Stock awarded to an Employee, Director or Consultant under the Plan pursuant to a Restricted Share Award and set forth in a Restricted Share Award Agreement.

“Rule 16b-3” shall mean Rule 16b-3 promulgated by the Securities and Exchange Commission under the Exchange Act, as such may be amended from time to time, and any successor rule, regulation or statute fulfilling the same or a substantially similar function.

“Shares” shall mean Common Stock, unless the context suggests otherwise.

“Share Appreciation Right” shall mean an Award granted under Article XIII of the Plan of a right, granted alone or in connection with a related Option, to receive a payment on the date of exercise.

“Share Appreciation Right Award Agreement” shall mean a written agreement between the Company and a Holder with respect to a Share Appreciation Right.

“Tandem Share Appreciation Right” shall mean a Share Appreciation Right granted in connection with a related Option, the exercise of which shall result in termination of the otherwise entitlement to purchase some or all of the Common Stock under the related Option, all as set forth in Section 13.2.

“Ten Percent Shareholder” shall mean an Employee who, at the time an Option is granted to him or her, owns shares possessing more than ten percent (10%) of the total combined voting power of all classes of shares of the Company or of any parent corporation or subsidiary corporation thereof (both as defined in Section 424 of the Code), within the meaning of Section 422(b)(6) of the Code.

“Units” shall mean bookkeeping units, each of which represents such monetary amount as shall be designated by the Committee in each Performance Unit Award Agreement, or represents one (1) Common Share for purposes of each Restricted Share Unit Award.

“Unrestricted Share Award” shall mean an Award granted under Article IX of the Plan of Common Stock which are not subject to Restrictions.

“Unrestricted Share Award Agreement” shall mean a written agreement between the Company and a Holder with respect to an Unrestricted Share Award.

Annex A-1-119

ARTICLE III
EFFECTIVE DATE OF PLAN

The Plan shall be effective as of ________, 2022 (the “Effective Date”), subject to approval by the stockholders of the Company.

ARTICLE IV
ADMINISTRATION

Section 4.1. Administration. The Plan shall be administered by the Committee.

Section 4.2. Powers. Subject to the provisions of the Plan, the Committee shall have the sole authority, in its discretion, to make all determinations under the Plan, including, but not limited to, determining which Employees, Directors or Consultants shall receive an Award, the time or times when an Award shall be made (the date of grant of an Award shall be the date on which the Award is awarded by the Committee), what type of Award shall be granted, the term of an Award, the date or dates on which an Award vests (including acceleration of vesting), the form of any payment to be made pursuant to an Award, the terms and conditions of an Award (including the forfeiture of the Award (and/or any financial gain) if the Holder of the Award violates any applicable restrictive covenant thereof), the Restrictions under a Restricted Share Award and the number of Common Stock which may be issued under an Award, all as applicable. In making such determinations, the Committee may take into account the nature of the services rendered by the respective Employees, Directors and Consultants, their present and potential contribution to the Company’s (or the Affiliate’s) success and such other factors as the Committee, in its discretion, shall deem relevant.

Section 4.3. Additional Powers. The Committee shall have such additional powers as are delegated to it under the other provisions of the Plan. Subject to the express provisions of the Plan, the Committee is authorized to construe the Plan and the respective Award Agreements executed hereunder, to prescribe such rules and regulations relating to the Plan as it may deem advisable to carry out the intent of the Plan, and to determine the terms, restrictions and provisions of each Award, including such terms, restrictions and provisions as shall be requisite in the judgment of the Committee to cause designated Options to qualify as Incentive Share Options, and to make all other determinations necessary or advisable for administering the Plan. The Committee may correct any defect or supply any omission or reconcile any inconsistency in any Award Agreement in the manner and to the extent it shall deem expedient to carry it into effect. The determinations of the Committee on the matters referred to in this Article IV shall be conclusive and binding on the Company and all Holders.

Section 4.4. Delegation. The Committee may delegate to one or more officers or Directors of the Company, subject to such terms, conditions and limitations as the Committee may establish, in its sole discretion, the authority to grant Awards; provided, however, that the Committee shall not delegate such authority (i) with regard to grants of Awards to be made to officers of the Company or any Affiliate who are subject to Section 16 of the Exchange Act, or (ii) in such a manner as would cause the Plan not to comply with the requirements of applicable law or applicable exchange rules.

Section 4.5. Power and Authority of the Board. Notwithstanding anything to the contrary contained herein, (i) the Board may, at any time and from time to time, without any further action of the Committee, exercise the powers and duties of the Committee under the Plan, unless the exercise of such powers and duties by the Board would cause the Plan not to comply with the requirements of Rule 16b-3, other applicable law or applicable exchange rules, and (ii) only the Committee (or another committee of the Board comprised of directors who qualify as independent directors within the meaning of the independence rules of any applicable securities exchange where the shares of Common Stock are then listed) may grant Awards to Directors who are not also Employees.

Section 4.6. Conditions Upon Grant of Awards and Issuance of Shares. Notwithstanding anything to the contrary contained herein, (i) The implementation of the Plan, the grant of any Award and the issuance of Shares in connection with the issuance, exercise or vesting of any Award made under the Plan shall be subject to the Company’s procurement of all approvals and permits required by regulatory authorities having jurisdiction over the Plan, the Awards made under the Plan and the Shares issuable pursuant to those Awards; and (ii) No Shares or other assets shall be issued or delivered under the Plan unless and until there shall have been compliance with all applicable requirements of Applicable Law, including the filing and effectiveness of the Registration Statement on Form S-8 for the Shares issuable under the Plan and any interest in the Plan, and all applicable listing requirements of any stock exchange on which Shares are then listed for trading.

Annex A-1-120

ARTICLE V
SHARES SUBJECT TO PLAN AND LIMITATIONS THEREON

Section 5.1. Shares Grant and Award Limits. The Committee may from time to time grant Awards to one or more Employees, Directors and/or Consultants determined by it to be eligible for participation in the Plan in accordance with the provisions of Article VI. Subject to Article XIV, the aggregate number of Common Shares (including Common Shares underlying Options designated as Incentive Share Options or Non-Qualified Share Options) that may be issued under the Plan shall not exceed the sum of (i) [#] million ([#],000,000) [Common Shares] plus (ii) an annual increase on the first day of each calendar year beginning January 1, 2023 and ending on and including January 1, 2031 equal to the lesser of (A) five percent (5%) of the Common Shares outstanding on the final day of the immediately preceding calendar year, and (B) such smaller number of Common Shares as determined by the Board. The Common Stock shall be deemed to have been issued under the Plan solely to the extent actually issued and delivered pursuant to an Award. To the extent that an Award lapses, expires, is canceled, is terminated unexercised or ceases to be exercisable for any reason, or the rights of its Holder terminate, any Common Stock subject to such Award shall again be available for the grant of a new Award. Any Common Shares issued hereunder may consist, in whole or in part, of authorized and unissued Common Shares or treasury Common Shares. Any Common Shares issued by the Company through the assumption or substitution of outstanding grants in connection with the acquisition of another entity shall not reduce the maximum number of Common Shares available for delivery under the Plan.

Section 5.2. Intentionally Omitted .

Section 5.3. Common Stock Offered. The Common Stock to be offered pursuant to the grant of an Award may be authorized but unissued Common Stock or Common Stock previously issued and outstanding and reacquired by the Company.

Section 5.4. Limitations on Awards for Directors. Notwithstanding any provision to the contrary in the Plan, the sum of the grant date fair value of equity-based Awards (such value computed as of the date of grant in accordance with applicable financial accounting rules) and the amount of any cash-based compensation granted to a non-employee Director during any calendar year shall not exceed Two Hundred Fifty Thousand Dollars ($250,000). The independent members of the Board may make exceptions to this limit, provided that the non-employee Director receiving such additional compensation may not participate in the decision to award such compensation

Section 5.5. Effect of the Expiration of Termination Awards. If and to the extent that an Option expires, terminates or is canceled or forfeited for any reason without having been exercised in full, the Shares associated with that Option will again become available for grant under the Plan. Similarly, if and to the extent an Award of Restricted Stock is canceled or forfeited for any reason, the Shares subject to that Award will again become available for grant under the Plan. Shares withheld in settlement of a tax withholding obligation associated with an Award, or in satisfaction of the exercise price payable upon exercise of an Option, will not become available for grant under the Plan

Section 5.6. Other Adjustment. In the event of any corporate event or transaction such as a merger, consolidation, reorganization, recapitalization, stock split, reverse stock split, split up, spin-off, combination of shares, exchange of shares, stock dividend, dividend in kind, or other like change in capital structure (other than ordinary cash dividends) to shareholders of the Company, or other similar corporate event or transaction affecting the Shares, the Committee, to prevent dilution or enlargement of Participants’ rights under the Plan, shall, in such manner as it may deem equitable, substitute or adjust, in its sole discretion, the number and kind of shares that may be issued under the Plan or under any outstanding Awards, the number and kind of shares subject to outstanding Awards, the exercise price, grant price or purchase price applicable to outstanding Awards, and/or any other affected terms and conditions of this Plan or outstanding Awards. The Committee shall not make any adjustment that would adversely affect the status of any Award that is “performance-based compensation” under Section 162(m) of the Code.

Section 5.7. Change of Control. Notwithstanding anything to the contrary set forth in the Plan, upon any Change in Control, the Committee may, in its sole and absolute discretion and without the need for the consent of any Participant, take one or more of the following actions contingent upon the occurrence of that Change in Control: (i) cause any or all outstanding Awards to become vested and immediately exercisable (as applicable), in whole or in part; (ii) cause any outstanding Option to become fully vested and immediately exercisable for a reasonable period in advance of the Change in Control and, to the extent not exercised prior to that Change in Control, cancel that Option upon closing of the Change in Control; (iii) cancel any unvested Award or unvested portion thereof, with or without consideration; (iv) cancel any Award in exchange for a substitute award; (v) redeem any Restricted Stock for cash

Annex A-1-121

and/or other substitute consideration with value equal to Fair Market Value of an unrestricted Share on the date of the Change in Control; (vi) remove or deem satisfied any restriction on Shares of Restricted Stock; (vii) cancel any Option in exchange for cash and/or other substitute consideration with a value equal to: (A) the number of Shares subject to that Option, multiplied by (B) the difference, if any, between the Fair Market Value per Share on the date of the Change in Control and the exercise price of that Option; provided, that if the Fair Market Value per Share on the date of the Change in Control does not exceed the exercise price of any such Option, the Committee may cancel that Option without any payment of consideration therefor; (viii) take such other action as the Committee shall determine to be reasonable under the circumstances; and/or (ix) notwithstanding any provision of this Section 5.7, in the case of any Award subject to Section 409A of the Code, such Award shall vest and be distributed only in accordance with the terms of the applicable Award Agreement and the Committee shall only be permitted to use discretion to the extent that such discretion would be permitted under Section 409A of the Code.

ARTICLE VI
ELIGIBILITY FOR AWARDS

Awards made under the Plan may be granted solely to persons who, at the time of grant, are Employees, Directors or Consultants (or any such person to whom an offer of employment or engagement with the Company or any Affiliate is extended). An eligible person must be a natural person, and may only be granted an Award in connection with the provision of services not related to capital raising or promoting or maintaining a market for the Common Stock. An Award may be granted on more than one occasion to the same Employee, Director or Consultant, and, subject to the limitations set forth in the Plan, such Award may include a Non-Qualified Share Option, a Restricted Share Award, an Unrestricted Share Award, a Distribution Equivalent Right Award, a Performance Unit Award, a Share Appreciation Right, a Tandem Share Appreciation Right, any combination thereof or, solely for Employees, an Incentive Share Option.

ARTICLE VII
OPTIONS

Section 7.1. Option Period. The term of each Option shall be as specified in the Option Agreement; provided, however, that except as set forth in Section 7.3, no Option shall be exercisable after the expiration of ten (10) years from the date of its grant.

Section 7.2. Limitations on Exercise of Option. An Option shall be exercisable in whole or in such installments and at such times as specified in the Option Agreement.

Section 7.3. Special Limitations on Incentive Share Options. To the extent that the aggregate Fair Market Value (determined at the time the respective Incentive Share Option is granted) of Common Stock with respect to which Incentive Share Options are exercisable for the first time by an individual during any calendar year under all plans of the Company and any parent corporation or subsidiary corporation thereof (both as defined in Section 424 of the Code) which provide for the grant of Incentive Share Options exceeds One Hundred Thousand Dollars ($100,000) (or such other individual limit as may be in effect under the Code on the date of grant), the portion of such Incentive Share Options that exceeds such threshold shall be treated as Non-Qualified Share Options. Incentive Share Options shall be granted to Employees only. The Committee shall determine, in accordance with applicable provisions of the Code, Treasury Regulations and other administrative pronouncements, which of a Holder’s Options, which were intended by the Committee to be Incentive Share Options when granted to the Holder, will not constitute Incentive Share Options because of such limitation, and shall notify the Holder of such determination as soon as practicable after such determination. No Incentive Share Option shall be granted to an Employee if, at the time the Incentive Share Option is granted, such Employee is a Ten Percent Shareholder, unless (i) at the time such Incentive Share Option is granted the Option price is at least one hundred ten percent (110%) of the Fair Market Value of the Common Stock subject to the Incentive Share Option, and (ii) such Incentive Share Option by its terms is not exercisable after the expiration of five (5) years from the date of grant. No Incentive Share Option shall be granted more than ten (10) years from the date on which the Plan is approved by the Company’s stockholders. The designation by the Committee of an Option as an Incentive Share Option shall not guarantee the Holder that the Option will satisfy the applicable requirements for “incentive stock option” status under Section 422 of the Code.

Section 7.4. Option Agreement. Each Option shall be evidenced by an Option Agreement in such form and containing such provisions not inconsistent with the provisions of the Plan as the Committee from time to time shall approve, including, but not limited to, provisions intended to qualify an Option as an Incentive Share Option. An Option Agreement may provide for the payment of the Option price, in whole or in part, by the delivery of a number of shares of Common

Annex A-1-122

Stock (plus cash if necessary) that have been owned by the Holder for at least six (6) months and having a Fair Market Value equal to such Option price, or such other forms or methods as the Committee may determine from time to time, in each case, subject to such rules and regulations as may be adopted by the Committee. Each Option Agreement shall specify the effect of termination of employment, Director status or Consultant status on the exercisability of the Option. Moreover, without limiting the generality of the foregoing, an Option Agreement may provide for a “cashless exercise” of the Option, in whole or in part, by (a) establishing procedures whereby the Holder, by a properly-executed written notice, directs (i) an immediate market sale or margin loan as to all or a part of Common Stock to which he is entitled to receive upon exercise of the Option, pursuant to an extension of credit by the Company to the Holder of the Option price, (ii) the delivery of the Common Stock from the Company directly to a brokerage firm, and (iii) the delivery of the Option price from sale or margin loan proceeds from the brokerage firm directly to the Company, or (b) reducing the number of Common Stock to be issued upon exercise of the Option by the number of such Shares having an aggregate Fair Market Value equal to the Option price (or portion thereof to be so paid) as of the date of the Option’s exercise. Each Option Agreement shall specify the effect of the termination of the Holder’s employment, Director status or Consultant status on the exercisability of the Option. An Option Agreement may also include provisions relating to (i) subject to the provisions hereof, accelerated vesting of Options, including, but not limited to, upon the occurrence of a Change of Control, (ii) tax matters (including provisions covering any applicable Employee wage withholding requirements), and (iii) any other matters not inconsistent with the terms and provisions of the Plan that the Committee shall, in its sole discretion, determine. The terms and conditions of the respective Option Agreements need not be identical.

Section 7.5. Option Price and Payment. The price at which a Common Share may be purchased upon exercise of an Option shall be determined by the Committee and shall not be less than the Fair Market Value of a Common Share on the date of grant of such Option; provided, however, that such Option price as determined by the Committee shall be subject to adjustment as provided in Article XIV. The Option price or portion thereof shall be paid in full in the manner prescribed by the Committee as set forth in the Plan and the applicable Option Agreement, which manner, with the consent of the Committee, may include the withholding of Common Stock otherwise issuable in connection with the exercise of the Option, for purposes of Section 7.4. Separate share certificates shall be issued by the Company for those Common Stock acquired pursuant to the exercise of an Incentive Share Option and for those Common Stock acquired pursuant to the exercise of a Non-Qualified Share Option.

Section 7.6. Stockholder Rights and Privileges. The Holder of an Option shall be entitled to all the privileges and rights of a stockholder of the Company solely with respect to such Common Stock as have been purchased under the Option and for which share certificates have been registered in the Holder’s name.

Section 7.7. Options and Rights in Substitution for Stock or Share Options Granted by Other Corporations. Options may be granted under the Plan from time to time in substitution for stock or share options held by individuals employed by entities who become Employees as a result of a merger or consolidation of the employing entity with the Company or any Affiliate, or the acquisition by the Company or an Affiliate of the assets of the employing entity or the acquisition by the Company or an Affiliate of stock or shares of the employing entity with the result that such employing entity becomes an Affiliate. Notwithstanding Section 7.5, the Committee may designate a purchase price below Fair Market Value on the date of grant if the Option is granted in substitution for a stock option previously granted by an entity that is acquired by or merged with the Company or an Affiliate.

Section 7.8. Prohibition Against Repricing. Except to the extent (i) approved in advance by holders of a majority of the shares of the Company entitled to vote generally in the election of directors, or (ii) as a result of any Change of Control or any adjustment as provided in Article XIV, the Committee shall not have the power or authority to reduce, whether through amendment or otherwise, the exercise price under any outstanding Option or Share Appreciation Right, or to grant any new Award or make any payment of cash in substitution for or upon the cancellation of Options and/or Share Appreciation Rights previously granted.

Section 7.9. Termination of Services. Unless otherwise specified with respect to a particular Option in the applicable Award Agreement or otherwise determined by the Committee, any portion of an Option that is not exercisable upon termination of service will expire immediately and automatically upon such termination and any portion of an Option that is exercisable upon termination of service will expire on the date it ceases to be exercisable in accordance with this Article VII.

(i) If a Participant’s service with the Company terminates by reason of death, any Option held by such Participant may thereafter be exercised, to the extent it was exercisable at the time of his or her death or on such accelerated basis as the Committee may determine at or after grant, by the legal representative of the

Annex A-1-123

estate or by the legatee of the Participant, for a period expiring (A) at such time as may be specified by the Committee at or after grant; (B) if not specified by the Committee, then 12 months from the date of death; or (C) if sooner than the applicable period specified under (A) or (B) above, upon the expiration of the stated term of such Option.

(ii) If a Participant’s service with the Company terminates by reason of Disability, any Option held by such Participant may thereafter be exercised by the Participant or his personal representative, to the extent it was exercisable at the time of termination, or on such accelerated basis as the Committee may determine at or after grant, for a period expiring: (A) at such time as may be specified by the Committee at or after grant; (B) if not specified by the Committee, then 12 months from the date of termination of service; or (C) if sooner than the applicable period specified under (A) or (B) above, upon the expiration of the stated term of such Option.

(iii) If a Participant’s service with the Company is terminated for Cause: (A) any Option, or portion thereof, not already exercised will be immediately and automatically forfeited as of the date of such termination; and (B) any Shares for which the Company has not yet delivered share certificates will be immediately and automatically forfeited and the Company will refund to the Participant the Option exercise price paid for such Shares, if any.

(iv) If a Participant’s service with the Company terminates for any reason other than death, Disability or Cause, any Option held by such Participant may thereafter be exercised by the Participant, to the extent it was exercisable at the time of such termination, or on such accelerated basis as the Committee may determine at or after grant, for a period expiring: (A) at such time as may be specified by the Committee at or after grant; (B) if not specified by the Committee, then 90 days from the date of termination of service; or (C) if sooner than the applicable period specified under (A) or (B) above, upon the expiration of the stated term of such Option.

ARTICLE VIII
RESTRICTED SHARE AWARDS

Section 8.1. Issuance. Restricted Stock may be issued either alone or in conjunction with other Awards. The Committee will determine the time or times within which Restricted Stock may be subject to forfeiture, and all other conditions of such Awards. The purchase price for Restricted Stock may, but need not, be zero. The prospective recipient of an Award of Restricted Stock will not have any rights with respect to such Award, unless and until such recipient has delivered to the Company an executed Award Agreement and has otherwise complied with the applicable terms and conditions of such Award.

Section 8.2. Certificates. Upon the Award of Restricted Stock, the Committee may direct that a certificate or certificates representing the number of shares of Common Stock subject to such Award be issued to the Participant or placed in a restricted stock account (including an electronic account) with the transfer agent and in either case designating the Participant as the registered owner. The certificate(s) representing such shares shall be physically or electronically legended, as applicable, as to sale, transfer, assignment, pledge or other encumbrances during the Restriction Period and if issued to the Participant, returned to the Company, to be held in escrow during the Restriction Period. As a condition to any Award of Restricted Stock, the Participant may be required to deliver to the Company a share power, endorsed in blank, relating to the Shares covered by such Award.

Section 8.3. Restriction Period. During a period commencing with the date of an Award of Restricted Stock and ending at such time or times as specified by the Committee (the “Restriction Period”), the Participant will not be permitted to sell, transfer, pledge, assign or otherwise encumber Restricted Stock awarded under the Plan. The Committee may condition the lapse of restrictions on Restricted Stock upon the continued employment or service of the recipient, the attainment of specified individual or corporate performance goals, or such other factors as the Committee may determine, in its sole and absolute discretion. While any Share of Restricted Stock remains subject to restriction, the Participant will have, with respect to the Restricted Stock, the right to vote the Shares, but will not have the right to receive any cash distributions or dividends prior to the lapse of the Restriction Period underlying such Shares unless otherwise provided under the applicable Award Agreement or as determined by the Committee. If any cash distributions or dividends are payable with respect to the Restricted Stock, the Committee, in its sole discretion, may require the cash distributions or dividends to be subjected to the same Restriction Period as is applicable to the Restricted Stock with respect to which such amounts are paid, or, if the Committee so determines, reinvested in additional Restricted

Annex A-1-124

Stock to the extent Shares are available under Section 5.1 of the Plan. A Participant shall not be entitled to interest with respect to any dividends or distributions subjected to the Restriction Period. Any distributions or dividends paid in the form of securities with respect to Restricted Stock will be subject to the same terms and conditions as the Restricted Stock with respect to which they were paid, including, without limitation, the same Restriction Period.

Section 8.4. Other Terms and Conditions. Common Stock awarded pursuant to a Restricted Share Award shall be represented by a share certificate registered in the name of the Holder of such Restricted Share Award. If provided for under the Restricted Share Award Agreement, the Holder shall have the right to vote Common Stock subject thereto and to enjoy all other stockholder rights, including the entitlement to receive dividends on the Common Stock during the Restriction Period, except that (i) the Holder shall not be entitled to delivery of the share certificate until the Restriction Period shall have expired, (ii) the Company shall retain custody of the share certificate during the Restriction Period (with a share power endorsed by the Holder in blank), (iii) the Holder may not sell, transfer, pledge, exchange, hypothecate or otherwise dispose of the Common Stock during the Restriction Period, and (iv) a breach of the terms and conditions established by the Committee pursuant to the Restricted Share Award Agreement shall cause a forfeiture of the Restricted Share Award. At the time of such Award, the Committee may, in its sole discretion, prescribe additional terms and conditions or restrictions relating to Restricted Share Awards, including, but not limited to, rules pertaining to the effect of termination of employment, Director status or Consultant status prior to expiration of the Restriction Period. Such additional terms, conditions or restrictions shall be set forth in a Restricted Share Award Agreement made in conjunction with the Award. Such Restricted Share Award Agreement may also include provisions relating to (i) subject to the provisions hereof, accelerated vesting of Awards, including, but not limited to, accelerated vesting upon the occurrence of a Change of Control, (ii) tax matters (including provisions covering any applicable Employee wage withholding requirements), and (iii) any other matters not inconsistent with the terms and provisions of the Plan that the Committee shall, in its sole discretion, determine. The terms and conditions of the respective Restricted Share Agreements need not be identical.

Section 8.5. Payment for Restricted Shares. The Committee shall determine the amount and form of any payment from a Holder for Common Stock received pursuant to a Restricted Share Award, if any, provided that in the absence of such a determination, a Holder shall not be required to make any payment for Common Stock received pursuant to a Restricted Share Award, except to the extent otherwise required by law.

Section 8.6. Restricted Share Award Agreements. At the time any Award is made under this Article VIII, the Company and the Holder shall enter into a Restricted Share Award Agreement setting forth each of the matters contemplated hereby and such other matters as the Committee may determine to be appropriate.

Section 8.7. Termination of Services. Subject to the provisions of the applicable Award Agreement or as otherwise determined by the Committee, if a Participant’s service with the Company terminates for any reason prior to the expiration of the applicable Restriction Period, the Participant’s Restricted Stock that then remains subject to forfeiture will then be forfeited automatically. The foregoing notwithstanding, any Shares of Restricted Stock shall become free of all restriction if, during the Restriction Period, the Participant’s service with the Company terminates as a result of (i) the death or Disability of the Participant; (ii) the Participant retires after attaining the age of 59  years of age and five years of continuous service with the Company.

ARTICLE IX
UNRESTRICTED SHARE AWARDS

Pursuant to the terms of the applicable Unrestricted Share Award Agreement, a Holder may be awarded (or sold) Common Stock which are not subject to Restrictions, in consideration for past services rendered thereby to the Company or an Affiliate or for other valid consideration. Unrestricted Stock may be issued either alone or in conjunction with other Awards. Upon the Award of Unrestricted Stock, the Committee may direct that a certificate or certificates representing the number of Shares of Common Stock subject to such Award be issued to the Participant or placed in an unrestricted stock account (including an electronic account) with the transfer agent and in either case designating the Participant as the registered owner.

ARTICLE X
RESTRICTED SHARE UNIT AWARDS

Section 10.1. Terms and Conditions. The Committee shall set forth in the applicable Restricted Share Unit Award Agreement the individual service-based vesting requirement which the Holder would be required to satisfy before the Holder would become entitled to payment pursuant to Section 10.2 and the number of Units awarded to the Holder.

Annex A-1-125

At the time of such Award, the Committee may, in its sole discretion, prescribe additional terms and conditions or restrictions relating to Restricted Share Unit Awards, including, but not limited to, rules pertaining to the effect of termination of employment, Director status or Consultant status prior to expiration of the applicable vesting period. The terms and conditions of the respective Restricted Share Unit Award Agreements need not be identical.

Section 10.2. Payments. The Holder of a Restricted Share Unit shall be entitled to receive a cash payment equal to the Fair Market Value of a Common Share, or one (1) Common Share, as determined, in the sole discretion, of the Committee and as set forth in the Restricted Share Unit Award Agreement, for each Restricted Share Unit subject to such Restricted Share Unit Award, if the Holder satisfies the applicable vesting requirement.

ARTICLE XI
PERFORMANCE UNIT AWARDS

Section 11.1. Terms and Conditions. The Committee shall set forth in the applicable Performance Unit Award Agreement the performance goals and objectives (and the period of time to which such goals and objectives shall apply) which the Holder and/or the Company would be required to satisfy before the Holder would become entitled to payment pursuant to Section 11.2, the number of Units awarded to the Holder and the dollar value assigned to each such Unit. At the time of such Award, the Committee may, in its sole discretion, prescribe additional terms and conditions or restrictions relating to Performance Unit Awards, including, but not limited to, rules pertaining to the effect of termination of employment, Director status or Consultant status prior to expiration of the applicable performance period. The terms and conditions of the respective Performance Unit Award Agreements need not be identical. Performance Awards may be denominated as a number of Shares, or a specified number of other Awards, which may be earned upon achievement or satisfaction of such Performance Goals as may be specified by the Committee. In addition, the Committee may specify that any other Award shall constitute a Performance Award by conditioning the vesting or settlement of the Award upon the achievement or satisfaction of such Performance Goals as may be specified by the Committee

Section 11.2. Payments. The Holder of a Performance Unit shall be entitled to receive a cash payment equal to the dollar value or number of Common Shares assigned to such Unit under the applicable Performance Unit Award Agreement if the Holder and/or the Company satisfy (or partially satisfy, if applicable under the applicable Performance Unit Award Agreement) the performance goals and objectives set forth in such Performance Unit Award Agreement.

Section 11.3. Adjustments to Performance Goals. The Committee may provide, at the time Performance Goals are established, that adjustments will be made to those performance goals to take into account, in any objective manner specified by the Committee, the impact of one or more of the following: (i) gain or loss from all or certain claims and/or litigation and insurance recoveries; (ii) the impairment of tangible or intangible assets; (iii) stock-based compensation expense; (iv) restructuring activities reported in the Company’s public filings; (v) investments, dispositions or acquisitions; (vi) loss from the disposal of certain assets; (vii) gain or loss from the early extinguishment, redemption or repurchase of debt; (viii) changes in accounting principles; or (ix) any other item, event or circumstance that would not cause an Award to fail to constitute “qualified performance-based compensation” under Section 162(m) of the Code (to the extent such Award is intended to be “qualified performance-based compensation”). An adjustment described in this Section may relate to the Company or to any subsidiary, division or other operational unit of the Company, as determined by the Committee at the time the performance goals are established. Any adjustment shall be determined in accordance with generally accepted accounting principles and standards, unless such other objective method of measurement is designated by the committee at the time performance objectives are established. In addition, adjustments will be made as necessary to any performance criteria related to the Company’s stock to reflect changes in corporate capitalization, including a recapitalization, stock split or combination, stock dividend, spin-off, merger, reorganization or other similar event or transaction affecting the Company’s equity.

Section 11.4. Other Terms of Performance Awards. The Committee may specify other terms pertinent to a Performance Award in the applicable Award Agreement, including terms relating to the treatment of that Award in the event of a Change in Control prior to the end of the applicable performance period. The Participant shall not have any shareholder rights with respect to the Shares subject to a Performance Award until the Shares are actually issued thereunder. Subject to the provisions of the applicable Award Agreement or as otherwise determined by the Committee, if a Participant’s service with the Company terminates prior to the Performance Award vesting, the Participant’s Performance Award or portion thereof that then remains subject to forfeiture will then be forfeited automatically.

Annex A-1-126

ARTICLE XII
DISTRIBUTION EQUIVALENT RIGHTS

Section 12.1. Terms and Conditions. The Committee shall set forth in the applicable Distribution Equivalent Rights Award Agreement the terms and conditions applicable to such Award, including whether the Holder is to receive credits currently in cash, is to have such credits reinvested (at Fair Market Value determined as of the date of reinvestment) in additional Common Stock or is to be entitled to choose among such alternatives. Distribution Equivalent Rights Awards may be settled in cash or in Common Stock, as set forth in the applicable Distribution Equivalent Rights Award Agreement. A Distribution Equivalent Rights Award may, but need not, be awarded in tandem with another Award, whereby, if so awarded, such Distribution Equivalent Rights Award shall expire, terminate or be forfeited by the Holder, as applicable, under the same conditions as under such other Award.

Section 12.2. Interest Equivalents. The Distribution Equivalent Rights Award Agreement for a Distribution Equivalent Rights Award may provide for the crediting of interest on a Distribution Rights Award to be settled in cash at a future date, at a rate set forth in the applicable Distribution Equivalent Rights Award Agreement, on the amount of cash payable thereunder.

ARTICLE XIII
SHARE APPRECIATION RIGHTS

Section 13.1. Terms and Conditions. The Committee shall set forth in the applicable Share Appreciation Right Award Agreement the terms and conditions of the Share Appreciation Right, including (i) the base value (the “Base Value”) for the Share Appreciation Right, which for purposes of a Share Appreciation Right which is not a Tandem Share Appreciation Right, shall be not less than the Fair Market Value of a Common Share on the date of grant of the Share Appreciation Right (unless granted in substitution for an appreciation right previously granted by an entity that is acquired by or merged with the Company or an Affiliate), (ii) the number of Common Stock subject to the Share Appreciation Right, (iii) the period during which the Share Appreciation Right may be exercised; provided, however, that no Share Appreciation Right shall be exercisable after the expiration of ten (10) years from the date of its grant, and (iv) any other special rules and/or requirements which the Committee imposes upon the Share Appreciation Right. Upon the exercise of some or all of the portion of a Share Appreciation Right, the Holder shall receive a payment from the Company, in cash or in the form of Common Stock having an equivalent Fair Market Value or in a combination of both, as determined, in the sole discretion of the Committee, equal to the product of: (a) The excess of (X) the Fair Market Value of a Common Share on the date of exercise, over (Y) the Base Value, multiplied by; (b) The number of Common Stock with respect to which the Share Appreciation Right is exercised.

Section 13.2. Tandem Share Appreciation Rights. If the Committee grants a Share Appreciation Right which is intended to be a Tandem Share Appreciation Right, the Tandem Share Appreciation Right shall be granted at the same time as the related Option, and the following special rules shall apply:

(a) The Base Value shall be equal to or greater than the per Common Share exercise price under the related Option;

(b) The Tandem Share Appreciation Right may be exercised for all or part of the Common Stock which are subject to the related Option, but solely upon the surrender by the Holder of the Holder’s right to exercise the equivalent portion of the related Option (and when an Common Share is purchased under the related Option, an equivalent portion of the related Tandem Share Appreciation Right shall be cancelled);

(c) The Tandem Share Appreciation Right shall expire no later than the date of the expiration of the related Option;

(d) The value of the payment with respect to the Tandem Share Appreciation Right may be no more than one hundred percent (100%) of the difference between the per Common Share exercise price under the related Option and the Fair Market Value of the Common Stock subject to the related Option at the time the Tandem Share Appreciation Right is exercised, multiplied by the number of the Common Stock with respect to which the Tandem Share Appreciation Right is exercised; and

(e) The Tandem Share Appreciation Right may be exercised solely when the Fair Market Value of the Common Stock subject to the related Option exceeds the per Common Share exercise price under the related Option.

Annex A-1-127

ARTICLE XIV
RECAPITALIZATION OR REORGANIZATION

Section 14.1. Adjustments to Common Stock. The shares with respect to which Awards may be granted under the Plan are Common Stock as presently constituted; provided, however, that if, and whenever, prior to the expiration or distribution to the Holder of Common Stock underlying an Award theretofore granted, the Company shall effect a subdivision or consolidation of the Common Stock or the payment of a Common Share dividend on Common Stock without receipt of consideration by the Company, the number of Common Stock with respect to which such Award may thereafter be exercised or satisfied, as applicable, (i) in the event of an increase in the number of outstanding Common Stock, shall be proportionately increased, and the purchase price per Common Share shall be proportionately reduced, and (ii) in the event of a reduction in the number of outstanding Common Stock, shall be proportionately reduced, and the purchase price per Common Share shall be proportionately increased. Notwithstanding the foregoing or any other provision of this Article XIV, any adjustment made with respect to an Award (x) which is an Incentive Share Option, shall comply with the requirements of Section 424(a) of the Code, and in no event shall any adjustment be made which would render any Incentive Share Option granted under the Plan to be other than an “incentive stock option” for purposes of Section 422 of the Code, and (y) which is a Non-Qualified Share Option, shall comply with the requirements of Section 409A of the Code, and in no event shall any adjustment be made which would render any Non-Qualified Share Option granted under the Plan to become subject to Section 409A of the Code.

Section 14.2. Recapitalization. If the Company recapitalizes or otherwise changes its capital structure, thereafter upon any exercise or satisfaction, as applicable, of a previously granted Award, the Holder shall be entitled to receive (or entitled to purchase, if applicable) under such Award, in lieu of the number of Common Stock then covered by such Award, the number and class of shares and securities to which the Holder would have been entitled pursuant to the terms of the recapitalization if, immediately prior to such recapitalization, the Holder had been the holder of record of the number of Common Stock then covered by such Award.

Section 14.3. Other Events. In the event of changes to the outstanding Common Stock by reason of extraordinary cash dividend, reorganization, mergers, consolidations, combinations, split-ups, spin-offs, exchanges, stock split, reverse stock split or other relevant changes in capitalization occurring after the date of the grant of any Award and not otherwise provided for under this Article XIV, any outstanding Awards and any Award Agreements evidencing such Awards shall be adjusted by the Committee, in such manner as the Committee shall deem equitable or appropriate taking into consideration the applicable accounting and tax consequences, as to the number and price of Common Stock or other consideration subject to such Awards. In the event of any adjustment pursuant to Sections 14.1, 14.2 or this Section 14.3, the aggregate number of Common Stock available under the Plan pursuant to Section 5.1 may be appropriately adjusted by the Committee, the determination of which shall be conclusive. In addition, the Committee may make provision for a cash payment to a Holder or a person who has an outstanding Award. The number of Common Stock subject to any Award shall be rounded to the nearest whole number.

Section 14.4. Powers Not Affected. The existence of the Plan and the Awards granted hereunder shall not affect in any way the right or power of the Board or of the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change of the Company’s capital structure or business, any merger or consolidation of the Company, any issue of debt or equity securities ahead of or affecting Common Stock or the rights thereof, the dissolution or liquidation of the Company or any sale, lease, exchange or other disposition of all or any part of its assets or business or any other corporate act or proceeding.

Section 14.5. No Adjustment for Certain Awards. Except as hereinabove expressly provided, the issuance by the Company of shares of any class or securities convertible into shares of any class, for cash, property, labor or services, upon direct sale, upon the exercise of rights or warrants to subscribe therefor or upon conversion of shares or obligations of the Company convertible into such shares or other securities, and in any case whether or not for fair value, shall not affect previously granted Awards, and no adjustment by reason thereof shall be made with respect to the number of Common Stock subject to Awards theretofore granted or the purchase price per Common Share, if applicable.

Annex A-1-128

ARTICLE XV
AMENDMENT AND TERMINATION OF PLAN

The Plan shall continue in effect, unless sooner terminated pursuant to this Article XV, until the tenth (10th) anniversary of the date on which it is adopted by the Board (except as to Awards outstanding on that date). The Board, in its discretion, may terminate the Plan at any time with respect to any shares for which Awards have not theretofore been granted; provided, however, that the Plan’s termination shall not materially and adversely impair the rights of a Holder with respect to any Award theretofore granted without the consent of the Holder. The Board shall have the right to alter or amend the Plan or any part hereof from time to time; provided, however, stockholder approval shall be required for ay modification of the Plan that (i) requires stockholder approval under the rules or regulations of the Securities and Exchange Commission or any securities exchange applicable to the Company, (ii) increases the number of shares authorized under the Plan as specified in Section 5.1, (iii) increases the dollar limitation specified in Section 5.4, or (iv) amends, modifies or suspends Section 7.8 (repricing prohibitions) or this Article XV. In addition, unless otherwise permitted under the Award Agreement, no change in any Award theretofore granted may be made which would materially and adversely impair the rights of a Holder with respect to such Award without the consent of the Holder.

ARTICLE XVI
MISCELLANEOUS

Section 16.1. No Right to Award. Neither the adoption of the Plan by the Company nor any action of the Board or the Committee shall be deemed to give an Employee, Director or Consultant any right to an Award except as may be evidenced by an Award Agreement duly executed on behalf of the Company, and then solely to the extent and on the terms and conditions expressly set forth therein.

Section 16.2. No Rights Conferred. Nothing contained in the Plan shall (i) confer upon any Employee any right with respect to continuation of employment with the Company or any Affiliate, (ii) interfere in any way with any right of the Company or any Affiliate to terminate the employment of an Employee at any time, (iii) confer upon any Director any right with respect to continuation of such Director’s membership on the Board, (iv) interfere in any way with any right of the Company or an Affiliate to terminate a Director’s membership on the Board at any time, (v) confer upon any Consultant any right with respect to continuation of such Consultant’s consulting engagement with the Company or any Affiliate, or (vi) interfere in any way with any right of the Company or an Affiliate to terminate a Consultant’s consulting engagement with the Company or an Affiliate at any time.

Section 16.3. Other Laws; No Fractional Shares; Withholding. The Company shall not be obligated by virtue of any provision of the Plan to recognize the exercise of any Award or to otherwise sell or issue Common Stock in violation of any laws, rules or regulations, and any postponement of the exercise or settlement of any Award under this provision shall not extend the term of such Award. Neither the Company nor its directors or officers shall have any obligation or liability to a Holder with respect to any Award (or Common Stock issuable thereunder) (i) that shall lapse because of such postponement, or (ii) for any failure to comply with the requirements of any applicable law, rules or regulations, including, but not limited to, any failure to comply with the requirements of Section 409A of this Code. No fractional Common Stock shall be delivered, nor shall any cash in lieu of fractional Common Stock be paid. The Company shall have the right to deduct in cash (whether under this Plan or otherwise) in connection with all Awards any taxes required by law to be withheld and to require any payments required to enable it to satisfy its withholding obligations. In the case of any Award satisfied in the form of Common Stock, no Common Stock shall be issued unless and until arrangements satisfactory to the Company shall have been made to satisfy any tax withholding obligations applicable with respect to such Award. Subject to such terms and conditions as the Committee may impose, the Company shall have the right to retain, or the Committee may, subject to such terms and conditions as it may establish from time to time, permit Holders to elect to tender, Common Stock (including Common Stock issuable in respect of an Award) to satisfy, in whole or in part, the amount required to be withheld.

Section 16.4. No Restriction on Corporate Action. Nothing contained in the Plan shall be construed to prevent the Company or any Affiliate from taking any corporate action which is deemed by the Company or such Affiliate to be appropriate or in its best interest, whether or not such action would have an adverse effect on the Plan or any Award made under the Plan. No Employee, Director, Consultant, beneficiary or other person shall have any claim against the Company or any Affiliate as a result of any such action.

Annex A-1-129

Section 16.5. Restrictions on Transfer. No Award under the Plan or any Award Agreement and no rights or interests herein or therein, shall or may be assigned, transferred, sold, exchanged, encumbered, pledged or otherwise hypothecated or disposed of by a Holder except (i) by will or by the laws of descent and distribution, or (ii) except for an Incentive Share Option, by gift to any Family Member of the Holder. An Award may be exercisable during the lifetime of the Holder only by such Holder or by the Holder’s guardian or legal representative unless it has been transferred by gift to a Family Member of the Holder, in which case it shall be exercisable solely by such transferee. Notwithstanding any such transfer, the Holder shall continue to be subject to the withholding requirements provided for under Section 16.3 hereof.

Section 16.6. Limits on Transferability; Beneficiaries. The Committee may also establish procedures as it deems appropriate for a Holder to designate a person or persons, as beneficiary or beneficiaries, to exercise the rights of the Holder and receive any property distributable with respect to any Award in the event of the Holder’s death. In the absence of any such written beneficiary designation, for purposes of the Plan, a Holder’s beneficiary shall be the Holder’s estate. No Award or other right or interest of a Participant under the Plan shall be pledged, encumbered, or hypothecated to, or in favor of, or subject to any lien, obligation, or liability of such Participant to, any person, other than the Company, or assigned or transferred by such Participant otherwise than by will or the laws of descent and distribution, and such Awards and rights shall be exercisable during the lifetime of the Participant only by the Participant or his or her guardian or legal representative. Notwithstanding the foregoing, the Committee may, in its discretion, provide that Awards or other rights or interests of a Participant granted pursuant to the Plan be transferable, without consideration, to immediate family members (i.e., children, grandchildren or spouse), to trusts for the benefit of such immediate family members, to retirement plans and other accounts in the name and for the benefit of such Participant (and to the beneficiaries designated in such retirement plans), and to partnerships in which such family members are the only partners. The Committee may attach to such transferability feature such terms and conditions as it deems advisable. In addition, a Participant may, in the manner established by the Committee, designate a beneficiary (which may be a person or a trust) to exercise the rights of the Participant, and to receive any distribution, with respect to any Award upon the death of the Participant. A beneficiary, guardian, legal representative or other person claiming any rights under the Plan from or through any Participant shall be subject to all terms and conditions of the Plan and any Award Agreement applicable to such Participant, except as otherwise determined by the Committee, and to any additional restrictions deemed necessary or appropriate by the Committee.

Section 16.7. Rule 16b-3. It is intended that the Plan and any Award made to a person subject to Section 16 of the Exchange Act shall meet all of the requirements of Rule 16b-3. If any provision of the Plan or of any such Award would disqualify the Plan or such Award under, or would otherwise not comply with the requirements of, Rule 16b-3, such provision or Award shall be construed or deemed to have been amended as necessary to conform to the requirements of Rule 16b-3.

Section 16.8. Section 409A. Notwithstanding anything in the Plan or any Award to the contrary, to the extent that any amount or benefit that constitutes “deferred compensation” to a Holder under Section 409A of the Code and applicable guidance thereunder is otherwise payable or distributable to a Holder under the Plan or any Award solely by reason of the occurrence of a change in control event or due to the Holder’s disability or “separation from service” (as such term is defined under Section 409A of the Code), such amount or benefit will not be payable or distributable to the Holder by reason of such circumstance unless the Committee determines in good faith that (i) the circumstances giving rise to such change in control event, disability or separation from service meet the definition of a change in control event, disability or separation from service, as the case may be, in Section 409A of the Code and applicable proposed or final regulations, or (ii) the payment or distribution of such amount or benefit would be exempt from the application of Section 409A of the Code by reason of the short-term deferral exemption or otherwise. Any payment or distribution that otherwise would be made to a Holder who is a “specified employee” (as defined under Section 409A of the Code) on account of separation from service may not be made before the date which is six (6) months after the date of the specified employee’s separation from service (or if earlier, upon the specified employee’s death) unless the payment or distribution is exempt from the application of Section 409A of the Code by reason of the short-term deferral exemption or otherwise.

Section 16.9. Indemnification. Each person who is or shall have been a member of the Board or of the Committee shall be indemnified and held harmless by the Company against and from any loss, cost, liability or expense that may be imposed upon or reasonably incurred thereby in connection with or resulting from any claim, action, suit or proceeding to which such person may be made a party or may be involved by reason of any action taken or failure to act under the Plan and against and from any and all amounts paid thereby in settlement thereof, with the Company’s approval,

Annex A-1-130

or paid thereby in satisfaction of any judgment in any such action, suit or proceeding against such person; provided, however, that such person shall give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive and shall be independent of any other rights of indemnification to which such persons may be entitled under the Company’s Articles of Incorporation or By-laws, by contract, as a matter of law, or otherwise.

Section 16.10. Other Plans. No Award, payment or amount received hereunder shall be taken into account in computing an Employee’s salary or compensation for the purposes of determining any benefits under any pension, retirement, life insurance or other benefit plan of the Company or any Affiliate, unless such other plan specifically provides for the inclusion of such Award, payment or amount received. Nothing in the Plan shall be construed to limit the right of the Company to establish other plans or to pay compensation to its employees, directors and other service providers, in cash or property, in a manner which is not expressly authorized under the Plan.

Section 16.11. Limits of Liability. Any liability of the Company with respect to an Award shall be based solely upon the contractual obligations created under the Plan and the Award Agreement. None of the Company, any member of the Board nor any member of the Committee shall have any liability to any party for any action taken or not taken, in good faith, in connection with or under the Plan. If the Company cannot, by the exercise of commercially reasonable efforts, obtain authority from any regulatory body having jurisdiction for the sale of any Shares under this Plan, and such authority is deemed by the Company’s counsel to be necessary to the lawful issuance of those Shares, the Company will be relieved of any liability for failing to issue or sell those Shares. If Shares subject to an Award exceed, as of the date of grant, the number of Shares which may be issued under the Plan without additional shareholder approval, that Award will be contingent with respect to such excess Shares, on the effectiveness under Applicable Law of a sufficient increase in the number of Shares subject to this Plan. The Company will pay all amounts payable under this Plan only to the applicable Participant, or beneficiaries entitled thereto pursuant to this Plan. The Company will not be liable for the debts, contracts, or engagements of any Participant or his or her beneficiaries, and rights to cash payments under this Plan may not be taken in execution by attachment or garnishment, or by any other legal or equitable proceeding while in the hands of the Company. The Company will not have any liability or other obligations relating to any tax consequence expected, but not realized, by any Participant or other person as a result of the grant, vesting, expiration, termination or exercise an Award under this Plan.

Section 16.12. Governing Law. Except as otherwise provided herein, the Plan shall be construed in accordance with Delaware law, without regard to principles of conflicts of law.

Section 16.13. Severability of Provisions. If any provision of the Plan is held invalid or unenforceable, such invalidity or unenforceability shall not affect any other provision of the Plan, and the Plan shall be construed and enforced as if such invalid or unenforceable provision had not been included in the Plan.

Section 16.14. No Funding. The Plan shall be unfunded. The Company shall not be required to establish any special or separate fund or to make any other segregation of funds or assets to ensure the payment of any Award.

Section 16.15. Headings. Headings used throughout the Plan are for convenience only and shall not be given legal significance.

Section 16.16. Terms of Award Agreements. Each Award shall be evidenced by an Award Agreement. The terms of the Award Agreements utilized under the Plan need not be the same.

Annex A-1-131

EXHIBIT G

[Form of Waiver Agreement]

Annex A-1-132

WAIVER AGREEMENT

This Waiver Agreement (this “Agreement”), dated as of August 30, 2022, is made by and between, Digerati Technologies, Inc. (the “Company”), and [NAME OF EXECUTIVE] (“Executive”).

RECITALS

WHEREAS, the Company and Executive are parties to that certain Employment Agreement, effective February 14, 2019 (as amended from time to time, the “Employment Agreement”); and

WHEREAS, the Company maintains the 2015 Stock Compensation Plan (together with any additional compensation plans adopted by the Company prior to the closing of the Merger (as defined below), the “Plans”); and

WHEREAS, pursuant to Section 6(a)(iii)(4) of Employment Agreement, Executive shall have the right to terminate his employment under the Employment Agreement for “Good Reason” “at any time upon written notice by Employee to Employer within 12 months after (A) a merger or consolidation of Employer with any person; or (B) the sale, lease, or other disposition of all or substantially all of Employer’s assets to any person; unless in each case, the board of directors or other governing body of the surviving person or acquirer, as the case may be, is the same as the Board immediately before such transaction”; and

WHEREAS, pursuant to Section 6(a)(iii)(5) of the Employment Agreement, Executive shall have the right to terminate his employment under the Employment Agreement for “Good Reason” upon “the acquisition by any person of voting securities constituting 51% or more of the outstanding voting securities issued by Employer or the right to elect, by ownership of voting securities or otherwise, more than 51% of the persons that make up the Board”; and

WHEREAS, pursuant to Section 6(b)(iii) of the Employment Agreement, if Executive terminates his empoloyment for Good Reason: (i) Executive shall be entitled to a cash amount equal to Executive’s base salary for a period of twelve months plus one month for each year of employment by the Company; (ii) the Company shall continue coverage under the Company’s group health, life and disability plan and contribute the Company’s cost of such coverage for a period of twelve months plus one month for each year of employment by Executive (or pay such amount to Executive as reimbursement for the costs of continuing coverage under COBRA or obtaining comparable independent coverage); and (iii) all options, grants, or other rights issued to Executive under the Plans shall immediately vest and be exercisable for the lesser of twelve months plus one month for each year of employment by Executive or the remaining term of such rights, whichever is less (collectively, the “Severance Benefits”); and

WHEREAS, Executive is or may become the recipient of awards granted under the Plans; and

WHEREAS, the Company is a party to that certain Business Combination Agreement by and among Minority Equality Opportunities Acquisition Inc. (“MEOA”), MEOA Merger Sub, Inc. (“Merger Sub”) and the Company, dated as of August 30, 2022 (the “BCA”), pursuant to which, among other things, Merger Sub will merge with and into the Company, with the Company as the surviving corporation in the Merger (the “Merger”); and

WHEREAS, Executive acknowledges that the consummation of the Merger and the other transactions contemplated by the BCA may constitute “Good Reason” as defined in Sections 6(a)(iii)(4) and/or Section 6(a)(iii)(5) of the Employment Agreement; and

WHEREAS, as a material inducement for MEOA to enter into the BCA and to consummate the Merger and the other transactions contemplated thereby, Executive and the Company wish to enter into this Agreement pursuant to which Executive will waive any right and entitlement that he may have to resign for “Good Reason” as a result of the consummation of the Merger or the other transactions contemplated by the BCA or to receive any Severance Benefits as a result thereof.

NOW, THEREOFRE, in consideration of the covenants and undertakings contained herein, and for other good and valuable consideration, the sufficiency of which is hereby acknowledged, the Company and Executive hereby agree as follows:

1. Waiver. With respect to the Merger and the other transactions contemplated by the BCA, Executive hereby waives, relinquishes and gives up any and all right, title, claim and interest that Executive may have to resign for “Good Reason” as a result of the consummation of the Merger or the other transactions contemplated by the BCA pursuant to Section 6(a)(iii)(4) and/or Section 6(a(iii)(5) of the Employment Agreement and to receive any Severance Benefits as a

Annex A-1-133

result thereof. For the avoidance of doubt, the waiver contained in this Section 1 shall not in any way reduce the rights and payments to which Executive would otherwise be entitled pursuant to Section 6 of the Employment Agreement in connection with a termination of Executive’s employment.

2. No Good Reason. Executive hereby acknowledges and agrees that nothing contained in this Agreement shall, or shall be construed so as to, constitute “Good Reason” for purposes of the Employment Agreement or any other agreement between Executive and the Company.

3. Applicable Law. This Agreement shall be administered, interpreted and enforced under the internal laws of the State of Texas, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Texas or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Texas.

4. Enforceability. If any provision of this Agreement is determined to be invalid or unenforceable, it shall be adjusted rather than voided, to achieve the intent of the parties to the extent possible, and the remainder of the Agreement shall be enforced to the maximum extent possible.

5. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same instrument.

6. Captions. The captions contained in this Agreement are included for convenience only and shall have no bearing on the meaning or interpretation of the provisions contained herein.

[remainder of page intentionally left blank; signature page follows]

Annex A-1-134

IN WITNESS WHEREOF, the Company and Executive have caused this Agreement to be executed as of the date first above written.

DIGERATI TECHNOLOGIES, INC.
By:
	Name:	Arthur L. Smith
	Title:	President and Chief Executive Officer
EXECUTIVE

[NAME OF EXECUTIVE]

ACKNOWLEDGED BY:

Minority Equality Opportunities Acquisition Inc.

By:
Name:	Shawn D. Rochester
Title:	Chief Executive Officer

Annex A-1-135

Annex A-2

Amendment No. 1 to BUSINESS COMBINATION AGREEMENT

This Amendment No. 1 to Business Combination Agreement (this “Amendment”) is entered into as of February 14, 2023 (the “Amendment Effective Date”), by and among Minority Equality Opportunities Acquisition Inc., a Delaware corporation (“MEOA”), MEOA Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of MEOA (“Merger Sub”), and Digerati Technologies, Inc., a Nevada corporation (the “Company”).

Recitals

Whereas, MEOA, Merger Sub and the Company are parties to that certain Business Combination Agreement, dated as of August 30, 2022 (as the same may be amended, restated, supplemented or modified from time to time in accordance with its terms, the “Business Combination Agreement”);

WHEREAS, pursuant to Section 8.3 of the Business Combination Agreement, the Business Combination Agreement may be amended by a written agreement signed by each of the Parties thereto; and

WHEREAS, MEOA, Merger Sub and the Company now desire to enter into this Amendment in order to amend the Business Combination Agreement in the manner set forth herein.

Now, Therefore, in consideration of the representations, warranties, covenants and agreements herein made and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Agreement

1. Definitions. Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Business Combination Agreement.

2. Amendment to Business Combination Agreement. The Business Combination Agreement is hereby amended as follows:

(a) The definition of “Aggregate Transaction Share Consideration” in Section 1.1 of the Business Combination Agreement is hereby deleted in its entirety.

(b) The definition of “Company Fully-Diluted Shares” in Section 1.1 of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

““Company Fully-Diluted Shares” means the total number of Company Shares outstanding immediately prior to the Effective Time, expressed on a fully-diluted and as-converted to Company Shares basis, and including, without limitation or duplication, (a) the number of Company Shares issuable upon conversion of all shares of Company Preferred Stock outstanding as of immediately prior to the Effective Time, (b) the number of Company Shares issuable upon exercise of all Company Options and Company Warrants, (c) the number of Company Shares issuable upon conversion into Company Shares of the shares of the common stock of T3 Communications, Inc., a Nevada corporation, held by stockholders other than the Company, and (d) the Restricted Shares.”

(c) The definition of “Equity Value” in Section 1.1 of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

““Equity Value” means $71,080,810.”

(d) The definition of “Rollover Notes” in Section 1.1 of the Business Combination Agreement is hereby deleted in its entirety.

(e) The definition of “Rollover Note Amount” in Section 1.1 of the Business Combination Agreement is hereby deleted in its entirety.

Annex A-2-1

(f) The definition of “Rollover Warrant Amount” in Section 1.1 of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

““Rollover Warrant Amount” means the number of MEOA Shares to which each holder of a Company Warrant, other than the Bridge Loans Warrants, would be entitled hereunder at the Effective Time in respect of such Company Warrant if such Company Warrant were exercised in full (and not on a net-exercise basis) in exchange for Company Shares immediately prior to the Closing, which for avoidance of doubt shall be equal to the product of (x) the aggregate number of Company Shares into which all then outstanding Company Warrants are exercisable immediately prior to Closing and (y) the Exchange Ratio.”

(g) The definition of “Transaction Share Consideration” in Section 1.1 of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

““Transaction Share Consideration” means an aggregate number of MEOA Shares equal to (a) the Equity Value, divided by (b) the MEOA Share Value. For the avoidance of doubt, Transaction Share Consideration shall be equal to 7,108,081 MEOA Shares, which amount is comprised of (x) the MEOA Shares issued to Company Stockholders on the Closing Date plus (y) the MEOA Shares issuable after the Closing Date upon exercise or conversion, as applicable, of Vested Rollover Options, Rollover Warrants (other than the Bridge Loan Warrants) and shares of Rollover Company Series A Preferred Stock.”

(h) A new definition is hereby added to Section 1.1 of the Business Combination Agreement as follows:

““Bridge Loan Warrants” means those certain warrants to purchase up to 13,534,535 Company Shares that the Company issued in total to four (4) bridge lenders in November 2022 and December 2022.”

(i) Section 2.3(c) of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

“(c) the number of MEOA Shares that will be included in the Rollover Series A Preferred Stock Amount; and”

(j) Item (B) of the last paragraph of Section 2.3 of the Business Combination Agreement is hereby amended and restated as follows:

““(B) in no event shall the aggregate number of MEOA Shares set forth on the Allocation Schedule that are allocated in respect of Company Shares exceed or be less than the portion of the Transaction Share Consideration to be issued to Company Stockholders on the Closing Date,”

(k) Item (F) of the last paragraph of Section 2.3 of the Business Combination Agreement is hereby amended and restated as follows:

““(F) [Intentionally Deleted],”

(l) Section 4.6(b) of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

““(b) After giving effect to the Merger and the transactions contemplated by this Agreement, the MEOA Shares issued to Company Stockholders on the Closing Date (i) will be duly authorized, validly issued, fully paid and non-assessable, (ii) will not be issued in violation of the Governing Documents of MEOA, and (iii) will not be subject to any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person (other than transfer restrictions under applicable Securities Laws or under the Governing Documents of the Company) and will not be issued in violation of any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person.”

(m) The final paragraph at the end of Section 5.1(b) of the Business Combination Agreement is hereby amended to remove the following language: “(such notes, the “Rollover Notes”)”

Annex A-2-2

3. Effect on the Business Combination Agreement. Except as specifically amended by this Amendment, the Business Combination Agreement shall remain in full force and effect, and the Business Combination Agreement, as amended by this Amendment, is hereby ratified and confirmed in all respects. From and after the Amendment Effective Date, each reference in the Business Combination Agreement to “this Agreement,” “herein,” “hereof,” “hereunder” or words of similar import, or to any provision of the Business Combination Agreement, as the case may be, shall be deemed to refer to the Business Combination Agreement or such provision as amended by this Amendment, unless the context otherwise requires.

4. Miscellaneous. The provisions of Sections 8.2 (Entire Agreement; Assignment), 8.3 (Amendment), 8.4 (Notices), 8.5 (Governing Law), 8.7 (Construction), 8.10 (Severability), 8.11 (Counterparts; Electronic Signatures), 8.15 (WAIVER OF JURY TRIAL), 8.16 (Submission to Jurisdiction), and 8.17 (Remedies) of the Business Combination Agreement are incorporated by reference into this Amendment mutatis mutandis.

[Remainder of Page Intentionally Left Blank; Signature Pages Follow]

Annex A-2-3

In witness whereof, the undersigned have executed this Amendment No. 1 to Business Combination Agreement as of the date first set forth above.

MEOA:
MINORITY EQUALITY OPPORTUNITIES ACQUISITION INC.
By:	/s/ Shawn D. Rochester
	Name:	Shawn D. Rochester
	Title:	President & CEO
MERGER SUB:
MEOA MERGER Sub, Inc.
By:	/s/ Shawn D. Rochester
	Name:	Shawn D. Rochester
	Title:	President
COMPANY:
DIGERATI TECHNOLOGIES, Inc.
By:	/s/ Arthur L. Smith
	Name:	Arthur L. Smith
	Title:	President & CEO

[Signature Page to Amendment to Business Combination Agreement]

Annex A-2-4

Annex A-3

Amendment No. 2 to BUSINESS COMBINATION AGREEMENT

This Amendment No. 2 to Business Combination Agreement (this “Amendment”) is entered into as of February 24, 2023 (the “Amendment Effective Date”), by and among Minority Equality Opportunities Acquisition Inc., a Delaware corporation (“MEOA”), MEOA Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of MEOA (“Merger Sub”), and Digerati Technologies, Inc., a Nevada corporation (the “Company”).

Recitals

Whereas, MEOA, Merger Sub and the Company are parties to that certain Business Combination Agreement, dated as of August 30, 2022 (as the same has been and may be amended, restated, supplemented or modified from time to time in accordance with its terms, the “Business Combination Agreement”);

WHEREAS, pursuant to Section 8.3 of the Business Combination Agreement, the Business Combination Agreement may be amended by a written agreement signed by each of the parties thereto;

WHEREAS, MEOA, Merger Sub and the Company desire to enter into this Amendment in order to amend the Business Combination Agreement in the manner set forth herein; and

WHEREAS, certain provisions contained in the Business Combination Agreement required to be performed by the respective parties were not timely performed by the respective party whose performance was thereby required and the parties now desire to waive the performance thereof by the non-compliant party.

Now, Therefore, in consideration of the representations, warranties, covenants and agreements herein made and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Agreement

1. Definitions. Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Business Combination Agreement.

2. Amendment to Business Combination Agreement. Section 7.1(d) of the Business Combination Agreement is hereby amended by elimination of the date of “February 25, 2023” as the Termination Date and replacement thereof with “April 28, 2023” as the Termination Date:

3. Waiver of Non-Compliance.

(a)    By the Company. The Company hereby waives the requirement set forth in Section 5.7 of the Business Combination Agreement that MEOA have filed the Registration Statement on Form S-4 no later than 45 days following the date of the Business Combination Agreement, and acknowledges that the aforementioned Registration Statement was subsequently filed on November 30, 2022.

(b)    By MEOA. MEOA hereby waives:

(i)     the requirement set forth in Section 5.17 of the Business Combination Agreement that the Company have delivered, by no later than September 15, 2022, certain audited and unaudited financial statements, and acknowledges that the aforementioned financial statements for its fiscal year ending July 31, 2022 were delivered on October 31, 2022; and

(ii)    the requirement set forth in Section 5.22 of the Business Combination Agreement that the Company shall have caused Post Road, on or prior to October 15, 2022, to enter into the PRG Resolution Agreement, and acknowledges delivery of the executed PRG Resolution Agreement on February 7, 2023.

Annex A-3-1

4. Effect on the Business Combination Agreement. Except as specifically amended by this Amendment, the Business Combination Agreement shall remain in full force and effect, and the Business Combination Agreement, as amended by this Amendment, is hereby ratified and confirmed in all respects. From and after the Amendment Effective Date, each reference in the Business Combination Agreement to “this Agreement,” “herein,” “hereof,” “hereunder” or words of similar import, or to any provision of the Business Combination Agreement, as the case may be, shall be deemed to refer to the Business Combination Agreement or such provision as amended by this Amendment, unless the context otherwise requires.

4. Miscellaneous. The provisions of Sections 8.2 (Entire Agreement; Assignment), 8.3 (Amendment), 8.4 (Notices), 8.5 (Governing Law), 8.7 (Construction), 8.10 (Severability), 8.11 (Counterparts; Electronic Signatures), 8.15 (WAIVER OF JURY TRIAL), 8.16 (Submission to Jurisdiction), and 8.17 (Remedies) of the Business Combination Agreement are incorporated by reference into this Amendment mutatis mutandis.

[Remainder of Page Intentionally Left Blank; Signature Pages Follow]

Annex A-3-2

In witness whereof, the undersigned have executed this Amendment No. 2 to Business Combination Agreement as of the date first set forth above.

MEOA:
MINORITY EQUALITY OPPORTUNITIES ACQUISITION INC.
By:	/s/ Shawn D. Rochester
	Name:	Shawn D. Rochester
	Title:	President & CEO
MERGER SUB:
MEOA MERGER Sub, Inc.
By:	/s/ Shawn D. Rochester
	Name:	Shawn D. Rochester
	Title:	President
COMPANY:
DIGERATI TECHNOLOGIES, Inc.
By:	Arthur L. Smith
	Name:	Arthur L. Smith
	Title:	President & CEO

[Signature Page to Amendment No.2 to Business Combination Agreement]

Annex A-3-3

Annex B

MINORITY EQUALITY OPPORTUNITIES ACQUISITION INC.
100 Executive Court
Waxahachie, TX 75165

SPECIAL MEETING OF STOCKHOLDERS
May 24, 2023
YOUR VOTE IS IMPORTANT

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS
FOR THE SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON May 24, 2023

The undersigned, revoking any previous proxies relating to these shares with respect to the matters set forth below hereby acknowledges receipt of the notice and Proxy Statement, dated May 3, 2023, in connection with the special meeting of stockholders and at any adjournments thereof (the “Special Meeting”) to be held at 10:00 a.m. Eastern Time on May 24, 2023 as a telephone-only meeting for the sole purpose of considering and voting upon the following proposals, and hereby appoints Shawn D. Rochester and Robin D. Watkins, and each of them (with full power to act alone), the attorneys and proxies of the undersigned, with power of substitution to each, to vote all shares of the common stock of Minority Equality Opportunities Acquisition Inc. (the “Company”) registered in the name provided, which the undersigned is entitled to vote at the Special Meeting and at any adjournments thereof, with all the powers the undersigned would have if personally present. Without limiting the general authorization hereby given, said proxies are, and each of them is, instructed to vote or act as follows on the proposals set forth in this Proxy Statement.

THIS PROXY, WHEN EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED “FOR” EACH OF PROPOSALS 1, 2, 3, 4, 5, 6, AND 7, AND PROPOSAL 8 (IF PRESENTED).

PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY.

(Continued and to be marked, dated and signed on reverse side)
Important Notice Regarding the Availability of Proxy Materials for the
Special Meeting of Stockholders to be held on May 24, 2023:

This notice of meeting and the accompanying Proxy Statement are available at https://www.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF PROPOSALS 1 – 8.	Please mark votes as indicated in this example		☒
Proposal 1 – Business Combination Amendment Proposal	FOR	AGAINST	ABSTAIN

To adopt and approve the Business Combination Agreement, and to a copy of which is attached to the accompanying proxy statement/prospectus as Annex A-1, and (b) approve the business combination contemplated thereby (the “Business Combination”).

	☐	☐	☐
Proposal 2 – Charter Amendment Proposal	FOR	AGAINST	ABSTAIN

To approve a proposed amended and restated certificate of incorporation (the “Proposed Charter”), which will amend and restate the Company’s current amended and restated certificate of incorporation (the “Current Charter”), and which Proposed Charter will be in effect when duly filed with the Secretary of State of the State of Delaware in connection with the closing of the Business Combination.

	☐	☐	☐

Annex B-1

Proposal 3 – The Advisory Charter Proposals	FOR	AGAINST	ABSTAIN

To approve, on a non-binding advisory basis, the following material differences between the Proposed Charter and the Current Charter, which are being presented in accordance with the requirements of the Securities and Exchange Commission as five (5) separate sub-proposals.

	☐	☐	☐
Advisory Charter Proposal A — To change the corporate name of New Digerati to “Verve Technologies Corporation.”;	FOR ☐	AGAINST ☐	ABSTAIN ☐

Advisory Charter Proposal B — To reclassify the Company’s existing 100,000,000 authorized shares of Class A Common Stock into 100,000,000 authorized shares of common stock (after giving effect to the conversion of each outstanding share of Class B Common Stock to Class A Common Stock under the terms of the Current Charter);

	FOR ☐	AGAINST ☐	ABSTAIN ☐
Advisory Charter Proposal C — To divide the New Digerati board of directors into three classes with staggered three-year terms, rather than two classes with staggered two-year terms;	FOR ☐	AGAINST ☐	ABSTAIN ☐

Advisory Charter Proposal D — To provide that the removal of any director be only for cause and only by the affirmative vote of holders of at least 662∕3% of New Digerati’s then outstanding shares entitled to vote at an election of directors, rather than a simple majority;

	FOR ☐	AGAINST ☐	ABSTAIN ☐

Advisory Charter Proposal E — To make New Digerati’s corporate existence perpetual as opposed to MEOA’s corporate existence, which is required to be dissolved and liquidated on May 30, 2023, and to remove from the Proposed Charter the various provisions applicable only to blank check companies.

	FOR ☐	AGAINST ☐	ABSTAIN ☐
Proposal 4 — NASDAQ Stock Issuance Proposal	FOR	AGAINST	ABSTAIN

To approve, assuming the Business Combination Proposal is approved and adopted, for purposes of complying with the Nasdaq Listing Rule 5635, the issuance of up to 7,108,081 newly issued shares of the common stock of New Digerati in the Business Combination, which amount will be determined as described in more detail in the accompanying proxy statement/prospectus under the heading titled “Business Combination Proposal — Ownership of New Digerati”.

	☐	☐	☐
Proposal 5 — Director Election Proposal	FOR	AGAINST	ABSTAIN

To approve, assuming the Business Combination Proposal is  approved and adopted, the appointment of seven (7) directors who, upon consummation of the Business Combination, will become directors of New Digerati.

	☐	☐	☐
Proposal 6 — Equity Incentive Plan Proposal	FOR	AGAINST	ABSTAIN

To approve, assuming the Business Combination Proposal is approved and adopted, the Verve Technologies Corporation 2023 Omnibus Securities and Incentive Plan, a copy of which is attached as an exhibit to the accompanying proxy statement/prospectus, which will become effective the day prior to the Closing.

	☐	☐	☐

Annex B-2

Proposal 7 — Net Tangible Asset Proposal	FOR	AGAINST	ABSTAIN

To approve, assuming the Business Combination Proposal is approved and adopted, amendments to the Current Charter, which amendments shall be effective, if adopted and implemented by the Company, prior to the consummation of the Business Combination, to remove from the Current Charter requirements limiting the Company’s ability to redeem shares of its Class A Common Stock and consummate an initial business combination if the amount of such redemptions would cause the Company to have less than $5,000,001 in net tangible assets.

	☐	☐	☐
Proposal 8 — Adjournment Proposal	FOR	AGAINST	ABSTAIN

To approve a proposal to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, there are not sufficient votes to approve the Business Combination Proposal, the Charter Amendment Proposal, the Nasdaq Stock Issuance Proposal, the Director Election Proposal, the Equity Incentive Plan Proposal or the Net Tangible Asset Proposal, or we determine that one or more of the closing conditions under the Business Combination Agreement is not satisfied or waived.

	☐	☐	☐

Date:____________________, 2023

Signature ________________________________________________________________________________

Signature (if held jointly) ___________________________________________________________________

Signature should agree with name printed hereon. If stock is held in the name of more than one person, EACH joint owner should sign. Executors, administrators, trustees, guardians and attorneys should indicate the capacity in which they sign. Attorneys should submit powers of attorney.

PLEASE SIGN, DATE AND RETURN THE PROXY IN THE ENVELOPE ENCLOSED TO CONTINENTAL STOCK TRANSFER & TRUST COMPANY. THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE ABOVESIGNED STOCKHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED “FOR” EACH OF PROPOSAL 1, 2, 3, 4, 5, 6 AND 7, AND “FOR” PROPOSAL 8 (IF PRESENTED). THIS PROXY WILL REVOKE ALL PRIOR PROXIES SIGNED BY YOU.

Annex B-3

Annex C

August 31, 2022

PRIVATE & CONFIDENTIAL

For the Board of Directors of Minority Equality Opportunities Acquisition Inc. (NASDAQ:MEOA) 100 Executive Court, Waxahachie, TX 75165 | United States

We understand that Minority Equality Opportunities Acquisition Inc. (NASDAQ:MEOA), a publicly traded special purpose acquisition company, that is a Delaware corporation, (“MEOA”), is considering a business combination with Digerati Technologies, Inc., a Nevada corporation and a publicly traded company with the stock symbol of OTCPK:DTGI, (the “Company” or “DTGI”), and together with MEOA, collectively, (the “Parties”).

•        Pursuant to the terms of that certain business combination agreement, by and among DTGI, MEOA and the other parties thereto, the Parties intend to effect a business combination transaction whereby on the Closing Date, (i) a Merger Sub of MEOA will merge with and into the Company (the “Merger”), with the Company as the surviving corporation in the Merger and, after giving effect to the Merger, the Company will be a wholly-owned Subsidiary of MEOA, and (b) each Company Share will be automatically converted at the Closing Date into a portion of the Consideration (collectively, the “Transaction”).

•        In full payment for the purchased shares and the assumption of certain Company options, DGTI’s shareholders shall be entitled to receive from MEOA, in the aggregate, 6,868,080 of MEOA’s Ordinary Shares with an aggregate value equal to $68,680,800 (the “Consideration”).

The Board of Directors of MEOA have retained Newbridge Securities Corporation (“Newbridge”) to render an Opinion as to whether, on the date of such Opinion, the Consideration is fair, from a financial point of view to MEOA’s common stockholders.

We have not been requested to opine to, and our Opinion does not in any manner address the underlying business decision of MEOA to proceed with the Transaction. In addition, we have not been requested to explore any alternatives to the Transaction. Further, our Opinion does not address the relative merits of the Transaction as compared to any alternative business strategy that might exist for MEOA.

Newbridge, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, going private transactions, related-party transactions, negotiated underwritings, secondary distributions of listed and unlisted securities, debt restructurings, private placements, related-party transactions, and valuations for corporate and other purposes. We do not perform tax, accounting or legal services, nor do we render such advice.

Newbridge will receive a fee and reimbursement of its expenses for such services. No portion of our fee is contingent upon consummation of the Transaction. In addition, MEOA has agreed to indemnify Newbridge for certain liabilities arising out of its engagement, including the rendering of this Opinion.

Newbridge has not participated in, or provided advice with respect to, the pricing determination, structuring or negotiation of the Transaction.

Investment Advisory Services offered through Newbridge Financial Services Group, Inc. an SEC Registered Investment Advisor 1200 North Federal Highway, Suite 400, Boca Raton, FL 33432 | Telephone: 561.395.1220 Fax: 561.229.1531
www.newbridgesecurities.com

Annex C-1

In the ordinary course of business, Newbridge, certain customer accounts held at Newbridge, and certain of our affiliates, as well as investment funds in which we or our affiliates may have financial interests, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in equity, debt, and other securities and financial instruments (including bank loans and other obligations) of, or investments in, MEOA, and its successor entities.

In connection with the review and analysis performed to render our Opinion, among other things, we have undertaken the following:

•        Considered our assessment of general economic, market and financial conditions as well as our experience in connection with similar transactions, and business and securities valuations generally;

•        Reviewed drafts of the Business Combination Agreements related to the Transaction;

•        Reviewed MEOA’s publicly available historical financial results, as well as certain publicly available information concerning the trading of, and the trading market for, the Common Stock of MEOA since its IPO in August 2021;

•        Reviewed publicly available financial information of MEOA filed with the U.S. Securities & Exchange Commission, including its Form 10-Qs, and certain reports on material events filed on Forms 8-K between August 30th, 2022, through August 27th, 2022;

•        Reviewed a financial model of DTGI with historical and future financial projections (including potential revenue growth, and EBITDA margins) provided by the Company’s management team;

•        Performed a Discounted Cash Flow analysis layered onto the Company’s financial model;

•        Performed a Public Company Comparable analysis of similar companies to DTGI in the “Unified Communications/VOIP/Specialized Internet” sector to derive the Enterprise Value/Sales multiples;

•        Performed Comparable Precedent M&A Transaction analysis of similar companies to DTGI in the “Unified Communications/VOIP/Specialized Internet” sector to derive the Enterprise Value/Sales multiples;

•        Conducted discussions with certain members of the management team of DTGI to better understand DTGI’s recent business history, near-term business prospects and future acquisition strategy; and

•        Performed such other analyses and examinations, as we deemed appropriate.

In forming our Opinion, we have had full access to, and full cooperation from the management team of MEOA and DTGI to ask questions and receive answers. Our Opinion is solely and necessarily based on economic, financial and market conditions as they exist and can be evaluated as of the date hereof.

In connection with our review and analyses and in arriving at our Opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information provided to us or publicly available and have not attempted to verify independently any such information.

Investment Advisory Services offered through Newbridge Financial Services Group, Inc. an SEC Registered Investment Advisor 1200 North Federal Highway, Suite 400, Boca Raton, FL 33432 | Telephone: 561.395.1220 Fax: 561.229.1531
www.newbridgesecurities.com

Annex C-2

With respect to certain financial information, including financial analyses and projections, relating to the business and prospects of MEOA and DTGI provided to us, we have assumed that the financial information has been reasonably prepared on a basis reflecting best currently available estimates and good faith judgments of the management teams of both MEOA and DTGI as to the future financial performance of the combined parties without and subsequent to a potential business combination.

This Opinion is solely for the use of the Board of Directors of Minority Equality Opportunities Acquisition Inc. (NASDAQ:MEOA), and is not to be publicly disclosed, used, excerpted, reproduced or disseminated, quoted or referred to at any time, in any manner or for any purpose, without the prior written consent of Newbridge Securities Corporation, except that this Opinion may be reproduced in full in, and references to this Opinion and to Newbridge and its relationship with MEOA may be included in, filings made by MEOA with the U.S. Securities & Exchange Commission and in any proxy statement or similar disclosure document delivered to stockholders of MEOA.

We have tried to apply objective measures of value in rendering our Opinion. You understand, however, that such a valuation necessarily is based on some subjective interpretations of value. We understand that we are not obligated to review our Opinion due to events and fluctuating economic conditions occurring subsequent to the date of this Opinion.

Based upon and subject to the foregoing, it is our Opinion that, as of the date hereof, the Consideration is fair, from a financial point of view to MEOA’s common stockholders.

Sincerely,

Newbridge Securities Corporation

/s/ Chad D. Champion
Chad D. Champion
Senior Managing Director, Head of Equity Capital Markets

Investment Advisory Services offered through Newbridge Financial Services Group, Inc. an SEC Registered Investment Advisor 1200 North Federal Highway, Suite 400, Boca Raton, FL 33432 | Telephone: 561.395.1220 Fax: 561.229.1531
www.newbridgesecurities.com

Annex C-3